As filed with the Securities and Exchange Commission on August 21, 2007

Securities Act File No. 333-142625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ATLAS INDUSTRIES HOLDINGS LLC

(Exact name of Registrant as specified in charter)

Delaware	2670	20-8100498
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

One Sound Shore Drive, Suite 302
Greenwich, CT 06830
(203) 983-7933
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew M. Bursky
Chief Executive Officer
Atlas Industries Holdings LLC
One Sound Shore Drive, Suite 302
Greenwich, CT  06830
(203) 983-7933
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher M. Zochowski	Stephen C. Mahon
McDermott Will & Emery LLP	Squire, Sanders & Dempsey L.L.P.
600 Thirteenth Street, N.W.	312 Walnut Street, Suite 3500
Washington, DC 20005	Cincinnati, OH 45202
(202) 756-8000	(513) 361-1200
(202) 756-8087 – Facsimile	(513) 361-1201 – Facsimile

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock of Atlas Industries Holdings LLC			$218,500,000	$6,708

(1)             Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)             $5,649 was previously paid with the initial filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated August 21, 2007

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

                           Common Shares

We are making an initial public offering of                 common shares representing limited liability company interests in Atlas Industries Holdings LLC, which we refer to as the company.

Various accredited investors including certain institutions have agreed to purchase, in separate private placement transactions to close in conjunction with the closing of this offering, a number of common shares in the company having an aggregate purchase price of approximately $42.3 million, at a per share price equal to the initial public offering price (which will be approximately         common shares, assuming an initial public offering price per share of $15.00 and that our initial businesses are acquired for the purchase prices disclosed in this prospectus).

The underwriters have reserved up to 10% of the common shares of this offering for sale pursuant to a directed share program. Currently, no public market exists for our common shares. We expect the initial public offering price to be between $14.00 and $16.00 per share. We have applied to list our common shares on the Nasdaq Global Market under the symbol “AAAA”.

Investing in the common shares involves risks. See the section entitled “Risk Factors” beginning on page      of this prospectus for a discussion of the risks and other information that you should consider before making an investment in our securities.

	Per Share	Total
Public offering price
Underwriting discount and commissions*
Proceeds, before expenses, to us

*                     Includes the financial advisory fee payable solely to Ferris, Baker Watts, Incorporated of 0.5% of the total offering price.

The underwriters may also purchase up to an additional             common shares from us at the public offering price, less the underwriting discount and commissions (including the financial advisory fee) within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the common shares to the underwriters for delivery to investors on or about           , 2007.

Ferris, Baker Watts
Incorporated

J.J.B. Hilliard, W.L. Lyons, Inc.	Oppenheimer & Co.	SMH CAPITAL Inc.

The date of this prospectus is                  , 2007

NOTE TO READER

Frequently Used Terms

Throughout this prospectus we use certain terms repeatedly. To assist you in reading and understanding the disclosure contained in this prospectus, please note the following frequently used terms, which, except as otherwise specified, have the meanings set forth below:

•       “Atlas,” “we,” “us” and “our” refer to the company and our initial businesses together;

•       “Metal” refers to Metal Resources LLC and its consolidated subsidiary prior to their acquisition as contemplated herein and refers to Atlas Metal Acquisition Corp. and its consolidated subsidiaries, including Metal Resources LLC, following such acquisition;

•       “Forest” refers to Forest Resources LLC and its consolidated subsidiaries, other than CanAmPac, prior to their acquisition as contemplated herein and refers to Atlas Forest Acquisition Corp. and its consolidated subsidiaries, including Forest Resources LLC, following such acquisition;

•       “CanAmPac” refers to CanAmPac ULC and its consolidated subsidiaries prior to their acquisition as contemplated herein and refers to Atlas CanAmPac Acquisition Corp. and its consolidated subsidiaries, including CanAmPac ULC, following such acquisition;

•       “Pangborn” refers to Capital Equipment Resources LLC and its consolidated subsidiaries prior to their acquisition as contemplated herein and refers to Atlas Pangborn Acquisition Corp. and its consolidated subsidiaries, including Capital Equipment Resources LLC, following such acquisition;

•       “acquisition subsidiaries” refers, collectively, to Atlas Metal Acquisition Corp., Atlas Forest Acquisition Corp., Atlas CanAmPac Acquisition Corp. and Atlas Pangborn Acquisition Corp.;

•       “our initial businesses” refers, collectively, to Metal, Forest, CanAmPac and Pangborn;

•       “our businesses” refers, collectively, to the businesses in which we may own a controlling interest from time to time; and

•       “our shareholders” refers to holders of our common shares.

NOTICE TO INVESTORS OF THE UNITED KINGDOM

WE HAVE NOT PREPARED OR FILED, AND WILL NOT PREPARE OR FILE, IN THE UNITED KINGDOM AN APPROVED PROSPECTUS (WITHIN THE MEANING OF SECTION 85 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (“FSMA”)) REGARDING THE COMMON SHARES OF THE COMPANY. ACCORDINGLY, THE COMMON SHARES OF THE COMPANY ARE NOT BEING OFFERED AND MAY NOT BE OFFERED OR RESOLD TO PERSONS IN THE UNITED KINGDOM EXCEPT (I) TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING, OR DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESSES OR WHO IT IS REASONABLE TO EXPECT WILL ACQUIRE, HOLD, MANAGE OR DISPOSE OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESS, (II) IN CIRCUMSTANCES THAT WILL NOT CONSTITUTE OR RESULT IN AN OFFER OF TRANSFERABLE SECURITIES TO THE PUBLIC IN THE UNITED KINGDOM WITHIN THE MEANING OF SECTION 102B OF FSMA. THE DISTRIBUTION (WHICH TERM SHALL INCLUDE ANY FORM OF COMMUNICATION) OF THIS DOCUMENT IS RESTRICTED PURSUANT TO SECTION 21 (RESTRICTIONS ON FINANCIAL PROMOTION) OF FSMA. IN RELATION TO THE UNITED KINGDOM, THIS DOCUMENT IS ONLY DIRECTED AT, AND MAY ONLY BE DISTRIBUTED TO (I) PERSONS WHO ARE “INVESTMENT PROFESSIONALS”

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WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE “FINANCIAL PROMOTION ORDER”) (II) RECIPIENTS CLASSED AS A HIGH NET WORTH COMPANY, UNINCORPORATED ASSOCIATION, ETC., IN ACCORDANCE WITH ARTICLE 49 OF THE FINANCIAL PROMOTION ORDER, AND (III) PERSONS WHO MAY OTHERWISE LAWFULLY RECEIVE IT AS EXEMPT RECIPIENTS UNDER THE FINANCIAL PROMOTION ORDER. THIS DOCUMENT MUST NOT BE ISSUED OR PASSED TO ANY OTHER PERSON IN THE UNITED KINGDOM.

NOTICE TO INVESTORS IN THE EUROPEAN ECONOMIC AREA

NO SECURITIES HAVE BEEN OFFERED OR SOLD, OR WILL BE OFFERED OR SOLD, TO THE PUBLIC IN ANY MEMBER SATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED DIRECTIVE 2003/71/EC (THE “PROSPECTUS DIRECTIVE”) PRIOR TO ADMISSION TO TRADING EXCEPT: (A) TO LEGAL ENTITIES WHICH ARE AUTHORISED OR REGULATED TO OPERATE IN THE FINANCIAL MARKETS OR, IF NOT SO AUTHORIZED OR REGULATED, WHOSE CORPORATE PURPOSE IS SOLELY TO INVEST IN SECURITIES; (B) TO ANY LEGAL ENTITY THAT HAS TWO OR MORE OF (1) AN AVERAGE OF AT LEAST 250 EMPLOYEES DURING THE LAST FINANCIAL YEAR, (2) A TOTAL BALANCE OF MORE THAN €43,000,000 AND (3) AN ANNUAL NET TURNOVER OF MORE THAN €50,000,000 (IN THE CASE OF (2) AND (3)), AS SHOWN IN ITS  LAST ANNUAL OR CONSOLIDATED ACCOUNTS; OR (C) IN ANY OTHER CIRCUMSTANCES WHICH DO NOT REQUIRE THE PUBLICATION OF A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE.

FOR THE PURPOSES OF THIS PROVISION, THE EXPRESSION AN “OFFER TO THE PUBLIC” IN RELATION TO ANY SECURITIES IN ANY RELEVANT MEMBER STATE MEANS THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFERING AND ANY SECURITIES TO BE OFFERED SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE ANY SECURITIES, AS THE SAME MAY BE VARIED IN THAT RELEVANT MEMBER STATE BY ANY MEASURE IMPLEMENTING THE PROSPECTUS DIRECTIVE IN THAT RELEVANT MEMBER STATE AND THE EXPRESSION “PROSPECTUS DIRECTIVE” MEANS DIRECTIVE 2003/71/EC AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN EACH RELEVANT MEMBER STATE.

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PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read this entire prospectus carefully, including the “Risk Factors” section and the pro forma condensed combined financial statements, the financial statements of our initial businesses and the notes relating thereto and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

All information and transactions discussed in this prospectus relating to the initial public offering assume an initial public offering of $      million of our common shares at $15.00 per share (which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) and that the initial businesses are acquired for the purchase prices set forth in this prospectus. However, the actual initial public offering size, price per share and purchase prices may be higher or lower than these assumed amounts. In addition, the information and transactions discussed in this prospectus relating to the initial public offering assume that the underwriters have not exercised their overallotment option.

Overview of Our Business

We have been formed to acquire and manage a group of small to middle market businesses. Through our structure, we offer investors an opportunity to participate in the ownership and growth of a portfolio of businesses that traditionally have been owned and managed by private equity firms, private individuals or families, financial institutions or large conglomerates. The acquisitions of our initial businesses will provide our investors with an immediate opportunity to participate in the ongoing cash flows of a diversified portfolio of businesses through the receipt of regular quarterly distributions. Further, we believe that our management and acquisition strategies will allow us to achieve our goals of growing distributions to our shareholders and increasing shareholder value over time.

We will seek to acquire controlling interests in small to middle market businesses that operate primarily in commercial and industrial sectors in which members of our management team have historically invested and operated businesses, or in which our management team will develop expertise or experience. In addition, we expect to focus on complex acquisitions in which we believe the value of the underlying business is masked, depressed or not otherwise apparent to other potential buyers due to legal, financial or operational issues. We will also seek to acquire under-managed or under-performing businesses that we believe can be improved under the guidance of our management team and the management teams of the businesses that we own. We expect to improve our businesses over the long term through organic growth opportunities, add-on acquisitions and operational improvements.

Approximately $253.4 million, comprised of cash and non-voting preferred stock of our acquisition subsidiaries, will be used to acquire the equity interests in, and provide debt financing to, the following initial businesses:

•       Metal, a manufacturer of highly customized, seamless pressure and mechanical steel tubes for the power generation, oil and natural gas extraction and non-automotive industrial markets;

•       Forest, a diversified paper and specialty packaging company serving primarily industrial markets;

•       CanAmPac, a manufacturer of paperboard and paperboard packaging used for the packaging of food, beverages and other consumer goods; and

•       Pangborn, a designer and marketer of surface preparation equipment and related aftermarket parts and services used in manufacturing processes within a diverse range of industries.

Importantly, we believe that our initial businesses alone will produce sufficient positive cash flows to enable us to make regular quarterly distributions to our shareholders over the long term, regardless of future acquisitions or operational improvements. In addition, immediately following this offering, we anticipate that we will have approximately $110.0 million available for borrowing under our proposed third-party credit facility of $150.0 million.

Our Manager

The company will engage Atlas Industries Management LLC, which we refer to as our manager, to manage the day-to-day operations and affairs of the company, oversee the management and operations of our businesses and perform certain other services on our behalf, subject to the oversight of our board of directors. We believe our manager’s expertise and experience will be a critical factor in executing our strategy to meet the goals of growing distributions to our shareholders and increasing shareholder value. In conjunction with the closing of this offering, all of the employees of Atlas FRM LLC (d/b/a Atlas Holdings LLC), which we refer to as Atlas Holdings, will become employees of our manager. Andrew M. Bursky, our Chief Executive Officer, and Timothy J. Fazio, our President, are the managing members of our manager and, as a result, our manager is and will be an affiliate of Messrs. Bursky and Fazio and the other entities controlled by Messrs. Bursky and Fazio, including Atlas Holdings. We refer to Messrs. Bursky and Fazio together with their affiliated entities, including our manager, as the AH Group.

Initially, our manager will employ eight experienced professionals. These professionals, together with Henry C. Newell, our Chief Financial Officer and Secretary, are referred to collectively as our management team. The senior members of our management team are Andrew M. Bursky, Timothy J. Fazio, David I. J. Wang, Henry C. Newell, Daniel E. Cromie, Edward J. Fletcher and Philip E. Schuch. A majority of the senior members of our management team have worked together for over five years, and some have worked together for over 14 years. The senior members of our management team and certain members of our board of directors, through Atlas Titan Management Investments LLC, which we refer to as AT Management, have agreed to purchase approximately $       million of common shares in a separate private placement transaction to close in conjunction with this offering at a per share price equal to the initial public offering price. See the section entitled “Our Manager” for more information about our manager, our management team and our relationship with our manager and our management team.

Since 2002, our management team has developed and grown multiple sector-specific platform businesses, through the consummation of over eleven acquisitions. The revenue of the platform businesses grown and developed by our management team grew, due to a combination of acquisitions, organic growth and operational improvements, from approximately $45.4 million for the year ended December 31, 2002 to approximately $588.7 million for the year ended December 31, 2006. During the six months ended June 30, 2007, our management team completed another acquisition of a business with revenues of approximately $250.2 million for the year ended December 31, 2006. Collectively, our management team has over 100 years of combined experience in acquiring and managing small and middle market businesses and has overseen the acquisition of over 100 businesses.

The company and our manager will enter into a management services agreement pursuant to which we will pay our manager a quarterly management fee equal to 0.5% (2.0% annualized) of the company’s adjusted net assets for services performed. The management fee will be subject to offset pursuant to fees paid to our manager by our businesses under separate management services agreements that our manager will enter into with our initial businesses, which we refer to as offsetting management services agreements. See the sections entitled “Management Services Agreement” and “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider” for more information about the terms of the management services agreement and the calculation of the management fee, respectively.

Our Chief Executive Officer, President and Chief Accounting Officer will be employees of our manager and will be seconded to the company, which means that these employees will be assigned by our manager to work for the company during the term of the management services agreement. The company will employ Henry C. Newell, our Chief Financial Officer and Secretary, as well as his staff, other than our Chief Accounting Officer. Although our Chief Executive Officer, President and Chief Accounting Officer will be employees of our manager, they will report directly to our board of directors.

The company will not reimburse our manager for any of our manager’s overhead expenses related to the services performed by our manager pursuant to the management services agreement, including the compensation of our Chief Executive Officer and President and other seconded personnel providing services to us, which are encompassed by the management fee. However, pursuant to the management services agreement, our manager has the right to seek reimbursement relating to compensation paid to seconded personnel serving on the staff of the Chief Financial Officer, including the Chief Accounting Officer; however, our manager currently does not intend to seek any reimbursement relating to our Chief Accounting Officer.

Our manager will bear all expenses incurred, which can be significant, in the identification, evaluation, management, performance of due diligence on, negotiation and oversight of a potential acquisition if our board of directors does not resolve to pursue such acquisition. These expenses may also include expenses related to travel, marketing and attendance at industry events and the retention of outside service providers. However, the company generally will otherwise be responsible for paying costs and expenses relating to its business and operations, including all costs and expenses incurred by our manager or its affiliates on behalf of the company during the term of the management services agreement. The compensation committee of our board of directors will review, on an annual basis, all costs and expenses reimbursed to our manager. See the sections entitled “Management—Executive Officers of the Company” and “Management Services Agreement” for more information about the secondment of our Chief Executive Officer, President and Chief Accounting Officer and “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Reimbursement of Expenses” for more information about the reimbursement of expenses to our manager.

Our manager owns 100% of the allocation shares of the company, which are a separate class of limited liability company interests that, together with the common shares, will comprise all of the classes of equity interests of the company. Our manager received the allocation shares with its initial capitalization of the company. The allocation shares generally will entitle our manager to receive a 20% profit allocation as a form of incentive designed to align the interests of our manager with those of our shareholders. Profit allocation has two components: an equity-based component and a distribution-based component. The equity-based component will be paid when the market for our shares appreciates, subject to certain conditions and adjustments. The distribution-based component will be paid when the distributions we pay to our shareholders exceed an annual hurdle rate of 7.0%, subject to certain conditions and adjustments. While the equity-based component and distribution-based component are interrelated in certain respects, each component may independently result in a payment of profit allocation if the relevant conditions to payment are satisfied. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as an Equity Holder—Manager’s Profit Allocation” for more information about the calculation and payment of profit allocation.

In addition, we intend to enter into a supplemental put agreement with our manager pursuant to which our manager will have the right, subject to certain conditions, to cause the company to purchase the allocation shares then owned by our manager following the termination of the management services agreement for a price to be determined in accordance with the supplemental put agreement, which we refer to as the put price. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as an Equity Holder—Supplemental Put Agreement” for more information about the supplemental put agreement.

In general, the management fee, put price and profit allocation will be, or will create, payment obligations of the company and, as a result, will be senior in right to the payment of any distributions to our shareholders.

Our Strategy

Our goals are to grow distributions to our shareholders and to increase shareholder value over the long term. We intend to do this by focusing on increasing the cash flows of our businesses as well as seeking to acquire and manage other small to middle market businesses. We believe we can increase the cash flows of our businesses by applying our intellectual capital to continually improve and grow our businesses.

Management Strategy

Our management strategy is to operate our businesses in a manner that leverages our “intellectual capital”—the knowledge base built upon the combined years of operating experience, expertise and strategic relationships developed by our management team.

In executing our management strategy, our manager intends to work with operating advisors, whom we refer to as our manager’s operating partners, who are seasoned managers of operating companies in business sectors in which we have focused or intend to focus in the future. Our manager’s operating partners provide our manager and our businesses with additional intellectual capital, independent technical assistance and advice with respect to acquiring and operating businesses in particular sectors on a level that is not otherwise achievable without expending significant time and expense. See the section entitled “Our Manager—Operating Partners” for more information about our manager’s operating partners.

Our management strategy of applying our intellectual capital to our businesses provides us with certain advantages, including the ability to:

•       identify, analyze and pursue prudent organic growth strategies, including selective capital investments to increase capacity or reduce operating costs;

•       identify attractive external growth and acquisition opportunities;

•       identify and execute operational improvements and integration opportunities that will lead to lower operating costs and operational optimization;

•       instill financial discipline by monitoring financial and operational performance from an operator’s perspective;

•       implement structured incentive compensation programs, including management equity ownership, tailored to each of our businesses to attract and retain talented personnel; and

•       provide the management teams of our businesses the opportunity to leverage our experience and expertise to develop and implement business and operational strategies.

We also believe that our long-term perspective provides us with certain additional advantages, including the ability to:

•       recruit and develop talented management teams for our businesses that are familiar with the industries in which our businesses operate and will generally seek to manage and operate our businesses with a long-term focus, rather than a short-term investment objective;

•       focus on developing and implementing business and operational strategies to build and sustain shareholder value over the long term;

•       create sector-specific platform businesses enabling us to take advantage of vertical and horizontal acquisition opportunities within a given sector;

•       achieve exposure in certain industries in order to create opportunities for future acquisitions; and

•       develop and maintain long-term collaborative relationships with customers and suppliers.

We intend to continually increase our intellectual capital as we operate our businesses and acquire new businesses and as our manager identifies and recruits qualified operating partners and managers for our businesses.

Acquisition Strategy

Our acquisition strategy is to identify attractive horizontal and vertical small and middle market acquisition opportunities with purchase prices between $20 million and $100 million in the industry sectors in which we own businesses or in which we have or will develop intellectual capital. In particular, we intend to pursue complex transactions where, we believe, the value of the underlying businesses is masked, depressed or not otherwise apparent to other potential buyers due to legal, financial or operational issues. In addition, we intend to pursue acquisitions of under-managed or under-performing businesses that, we believe, can be improved pursuant to our management strategy. We believe that our intellectual capital offers us an advantage in identifying opportunities and acquiring target businesses at attractive prices and on favorable terms.

We believe that the merger and acquisition market for small to middle market businesses is highly fragmented and provides opportunities to purchase businesses at attractive prices relative to larger market transactions. For example, according to Mergerstat, during the twelve-month period ended June 30, 2007, businesses that sold for less than $100 million were sold for a median of approximately 8.0x the trailing twelve months of earnings before interest, taxes, depreciation and amortization as compared to a median of approximately 9.9x for businesses that sold for between $100 million and $300 million and 12.3x for businesses that sold for over $300 million. In addition, we believe that our management team’s understanding of the merger and acquisition market for small to middle market businesses facing legal, financial or operational issues provides us with certain competitive advantages.

Our acquisition strategy is predicated on the following guiding principles:

•       investing primarily in business sectors and industries in which we have, or will develop, operating experience or expertise;

•       seeking opportunities in sectors and industries where entrepreneurial businesses with capable management teams, acting under the guidance and support of our management team and our manager’s operating partners, can achieve attractive financial results;

•       acquiring under-managed and under-performing businesses where implementation and application of our management strategy can improve financial and operational performance;

•       pursuing complex transactions where value is masked, depressed or not otherwise apparent to other potential buyers due to legal, financial or operational issues; and

•       acquiring and integrating businesses that are complementary to our businesses or the products that our businesses produce and sell.

We expect the process of acquiring new businesses to be time-consuming and complex. Our management team has historically taken from 3 to 18 months to perform due diligence on, negotiate and close acquisitions. We intend to raise capital for additional acquisitions primarily through debt financing at the company level such as our proposed third-party credit facility, additional equity offerings, the sale of all or a part of our businesses or by undertaking a combination of any of the above.

Overview of this Offering and the Related Transactions

This Offering and the Private Placements

We are making an initial public offering of              common shares resulting in net proceeds of approximately $176.7 million. Atlas Titan Investments LLC, which we refer to as AT Investments, and AT Management have each agreed to purchase approximately $18.3 million and $17.8 million of our common shares, respectively, at a per share price equal to the initial public offering price, pursuant to private placement transactions to close in conjunction with the closing of this offering. In addition, each of Allstate Life Insurance Company, Hancock Mezzanine Partners III, LLC, John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company have collectively agreed to purchase an aggregate of $6.2 million of our common shares, at a per share price equal to the initial public offering price, pursuant to private placement transactions to close in conjunction with the closing of this offering. We refer to these institutional investors together with AT Management and AT Investments as the private placement participants.

External and Internal Debt Financings

We intend to enter into a third-party credit facility allowing for the borrowing of up to $150.0 million of which we intend to draw approximately $40.2 million in conjunction with the closing of this offering.

We also intend to enter into the following internal credit facilities with our acquisition subsidiaries, which will, in turn, make loans to our initial businesses as follows:

•       Metal—We intend to provide term loans of approximately $60.0 million and a $20.0 million financing commitment pursuant to a revolving credit facility. The full amount of the term loans and approximately $3.0 million of the revolving loan commitment, totaling approximately $63.0 million, will be funded in conjunction with the closing of this offering. Atlas Metal Acquisition Corp. will loan approximately $61.0 million to Metal in conjunction with the closing of this offering.

•       Forest—We intend to provide term loans of approximately $53.3 million and a $21.0 million financing commitment pursuant to a revolving credit facility. The full amount of the term loans and approximately $4.9 million of the revolving loan commitment, totaling approximately $58.2 million, will be funded in conjunction with the closing of this offering. Atlas Forest Acquisition Corp. will loan approximately $56.3 million to Forest in conjunction with the closing of this offering.

•       CanAmPac—We intend to provide term loans of approximately $35.0 million and a $16.5 million financing commitment pursuant to a revolving credit facility. The full amount of the term loans and approximately $3.5 million of the revolving loan commitment, totaling approximately $38.5 million, will be funded in conjunction with the closing of this offering. Atlas CanAmPac Acquisition Corp. will loan approximately $37.2 million to CanAmPac in conjunction with the closing of this offering.

•       Pangborn—We intend to provide terms loans of approximately $13.0 million and a $5.0 million financing commitment pursuant to a revolving credit facility. The full amount of the term loans and approximately $1.2 million of the revolving loan commitment, totaling approximately $14.2 million, will be funded in conjunction with the closing of this offering. Atlas Pangborn Acquisition Corp. will loan approximately $13.8 million to Pangborn in conjunction with the closing of this offering.

Acquisition of Our Initial Businesses

We will use approximately $253.4 million, comprised of $250.6 million of the net proceeds from this offering, the private placement transactions and the initial borrowings under our third-party credit facility and $2.8 million non-voting preferred stock, to acquire, through our acquisition subsidiaries, our initial businesses, as well as to make the loans discussed above.

•       Atlas Metal Acquisition Corp. will use approximately $91.9 million and $900,000 of non-voting preferred stock to make the above described loans and acquire Metal from a group of private investors, including affiliates of our manager that are controlled by our Chief Executive Officer, Andrew Bursky, and our President, Timothy J. Fazio, certain members of management of Metal and certain members of the company’s board of directors. We refer to this group of sellers as the Metal selling group.

•       Atlas Forest Acquisition Corp. will use approximately $77.5 million and $1.0 million of non-voting preferred stock to make the above described loans and acquire Forest from a group of private investors, including affiliates of our manager that are controlled by Messrs. Bursky and Fazio, certain members of management of Forest, certain members of the company’s board of directors and certain other private investors in Forest. We refer to this group of sellers as the Forest selling group.

•       Atlas CanAmPac Acquisition Corp. will use approximately $58.7 million and $600,000 of non-voting preferred stock to make the above described loans and acquire CanAmPac from Forest and an institutional investor unaffiliated with our manager and any other selling group. We refer to this group of sellers as the CanAmPac selling group. While CanAmPac is a subsidiary of Forest, the two businesses are currently operated and managed, and following such acquisition will continue to be operated and managed, separately as two distinct entities. As a result, the company intends to acquire these two businesses in two separate acquisitions so as to give effect to the method by which the company intends to operate and manage these businesses following such acquisitions.

•       Atlas Pangborn Acquisition Corp. will use approximately $22.5 million and $300,000 of non-voting preferred stock to make the above described loans and acquire Pangborn from a group of private investors, including affiliates of our manager that are controlled by Messrs. Bursky and Fazio, certain members of management of Forest and the subsidiaries of Forest, certain members of management of Pangborn, certain members of the company’s board of directors and certain other private investors in Pangborn. We refer to this group of sellers as the Pangborn selling group, and we refer to all of the above-described selling groups collectively as the selling groups.

See the section entitled “Principal Shareholders/Share Ownership of Directors and Executive Officers—Our Initial Businesses” for more information about the ownership of our directors and executive officers in our initial businesses prior to acquisition.

Transactions with Related Parties

Upon consummation of the transaction, the selling groups will receive approximately $         million, comprised of $         million in cash and $2.8 million of non-voting Series A preferred stock of our acquisition subsidiaries. Members of the AH Group will receive approximately $         million in connection with the sale of their interests in our initial businesses. Our management team (other than members of the AH Group) will receive approximately $         million in connection with the sale of their interests in our initial businesses. Our directors (other than members of the AH Group and our management team) will receive approximately $         million in connection with the sale of their interests in our initial businesses. Members of the officers and directors of our initial businesses will receive approximately $         million in connection with the sale of their interests in our initial businesses.

Summary of Our Initial Businesses

A summary of our initial businesses is as follows:

Metal

Metal, headquartered in South Lyon, Michigan, manufactures highly customized, precision-tolerance cold drawn seamless pressure and mechanical steel tubes in a wide range of alloy and carbon grades. Metal’s products are used for niche applications in the power generation, oil and natural gas extraction and non-automotive industrial markets.  Metal sells its products to an account base of over 600 customers around the world.

Forest

Forest, headquartered in Bridgeview, Illinois, is a producer of recycled paper and specialty packaging products. Forest operates from 10 manufacturing facilities located throughout North America, including eight packaging plants in Illinois, California, Pennsylvania, Missouri, Georgia, Ontario and Quebec and three paper mills located in Indiana and Illinois. Forest serves approximately 2,500 customers who operate in diverse industrial and consumer markets on a local, regional and national basis.

CanAmPac

CanAmPac, headquartered in Toronto, Ontario, operates from two facilities in Ontario and is an integrated manufacturer of recycled paperboard and paperboard packaging  used in the consumer packaged goods industry. CanAmPac paperboard products package a wide range of consumer items including frozen and dry foods, beverages, pet products, diverse household products and hardware. CanAmPac has over 250 customers including many of the leading consumer packaged goods manufacturers in the world.

Pangborn

Pangborn, headquartered in Hagerstown, Maryland, designs and markets surface preparation equipment and related aftermarket parts and services used in manufacturing processes within a diverse range of industries. The equipment and aftermarket parts Pangborn produces are used in shot-blasting, a process by which the surfaces of objects are cleaned through the controlled propulsion of shot or other abrasive particles at such objects. Pangborn has been in operation for over 100 years serving customers in the automotive, building and infrastructure, heavy duty trucking, national defense, construction, petroleum and aerospace industries. Pangborn has approximately 1,500 customers in these and other markets and has sold its products throughout the world.

Corporate Structure

The company is a recently formed Delaware limited liability company. Your rights as a holder of common shares, and the fiduciary duties of our board of directors and executive officers, and any limitations relating thereto, are set forth in the documents governing the company, and may differ from those applying to a Delaware corporation. However, the documents governing the company specify that the duties of its directors and officers will be generally consistent with the duties of directors and officers of a Delaware corporation. In addition, investors in this offering will be shareholders in the company, which is a limited liability company, and, as such, will be subject to tax under partnership income tax provisions. Under the partnership income tax provisions, the company will not incur any U.S. federal income tax liability; rather, each of our shareholders will be required to take into account his or her allocable share of company income, gain, loss, and deduction.  As a holder of common shares, you may not receive cash distributions sufficient in amount to cover taxes in respect of your allocable share of the company's net taxable income.  The company will file a partnership return with the Internal Revenue Service and will issue tax information, including a Schedule K-1, to you that describes your allocable share of the company's income, gain, loss, deduction, and other items. The U.S. federal income tax rules that apply to partnerships are complex, and complying with the reporting requirements may require significant time and expense.  See the section entitled “Material U.S. Federal Income Tax Considerations” for more information.

We are selling                    common shares in connection with this offering and             additional common shares in the separate private placement transactions. The company will have two classes of limited liability company interests following this offering – the common shares, which are being offered in this offering, and the allocation shares, all of which have been and will continue to be held by our manager. See the section entitled “Description of Shares” for more information about the common shares and the allocation shares.

Our board of directors will oversee the management of the company, our businesses and the performance of our manager. Initially, our board of directors will be comprised of eight directors, all of whom will be appointed by our manager, as holder of the allocation shares, and at least five of whom will be independent directors. Following this initial appointment, six of the directors will be elected by our shareholders.

As holder of the allocation shares, our manager will have the continuing right to appoint two directors to our board of directors, subject to adjustment. Appointed directors will not be required to stand for election by our shareholders. See the section entitled “Description of Shares—Voting and Consent Rights—Appointed Directors” for more information about our manager’s right to appoint a director.

Corporate Information

Our principal executive offices are located at One Sound Shore Drive, Suite 302, Greenwich, Connecticut 06830, and our telephone number is 203-983-7933. We have applied to list the common shares on the Nasdaq Global Market under the symbol “AAAA”. The company’s website is located at www.AtlasLLC.com.

Our Proposed Organizational Structure(1)

(1)             All percentages are approximate and assume that we sell all of the common shares offered in this offering and the separate private placement transactions and that the underwriters do not exercise their overallotment option. The supplemental put agreement, offsetting management services agreements, transaction services agreements, our proposed third-party credit facility and the inter-company loans and certain other elements of the transactions are not shown. You should read this entire prospectus for a complete understanding of all the transactions being undertaken, including their participants, in connection with this offering.

(2)             See the sections entitled “—Overview of this Offering and the Related Transactions” and “Certain Relationships and Related Persons Transactions” for further information regarding the private placement transactions.

(3)             The allocation shares, which carry the right to receive a profit allocation, will represent less than a 0.1% equity interest in the company upon closing of this offering assuming that we sell all of the common shares offered in this offering and the separate private placement transactions.

(4)             Includes Messrs. Bursky and Fazio who serve as its managing members and Atlas Titan Carry I LLC and Atlas Titan Carry II LLC as its limited members. Messrs. Bursky and Fazio are the managing members of Atlas Titan Carry I LLC and TRAL Carry LLC is its limited member. Messrs. Bursky and Fazio are the non-economic managing members of Atlas Titan Carry II LLC and certain members of our management team are its limited members.

(5)             Acquired through our subsidiary, Atlas Metal Acquisition Corp.

(6)    Acquired through our subsidiary, Atlas Forest Acquisition Corp.

(7)             Acquired through our subsidiary, Atlas CanAmPac Acquisition Corp.

(8)    Acquired through our subsidiary, Atlas Pangborn Acquisition Corp.

(9)             In conjunction with the acquisitions of our initial businesses, each of our acquisition subsidiaries will issue non-voting preferred shares that will ultimately be sold to and held by an unaffiliated entity. All other equity interests of our acquisition subsidiaries will be owned by the company.

The Offering

Common shares offered by us in this offering	common shares (represents approximately % of common shares and voting power to be outstanding following this offering)
Common shares offered by us in the separate private placement transactions	common shares (represents approximately % of common shares and voting power to be outstanding following this offering)
Common shares outstanding after this offering and the separate private placement transactions.	common shares
Use of proceeds

We estimate that our net proceeds from the sale of                common shares in this offering will be approximately $176.7 million (or approximately $203.2 million if the underwriters’ overallotment option is exercised in full) after deducting underwriting discounts and commissions (including a financial advisory fee) of approximately $13.3 million (or approximately $15.3 million if the underwriters’ overallotment is exercised), but without giving effect to the payment of fees, costs and expenses for this offering of approximately $6.6 million. We intend to use the net proceeds from this offering, the approximately $42.3 million of proceeds from the separate private placement transactions and the approximately $40.2 million of proceeds from the initial borrowing under our proposed third-party credit facility, each of which are to close in conjunction with this offering, and approximately $1.5 million of cash on hand in Metal, to:

•   pay approximately $253.4 million, comprised of $250.6 million in cash and $2.8 million in non-voting preferred stock of our acquisition subsidiaries, to acquire the equity interests of our initial businesses on a debt free basis, with the exception of a financing lease obligation of approximately $11.1 million at Forest. Approximately $173.9 million of the $253.4 million will represent loans to our acquisition subsidiaries, which includes a charge of approximately $5.6 million in origination fees. Our acquisition subsidiaries will loan approximately $168.3 million to our initial businesses. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for further information on loans to our initial businesses;

• pay, through our subsidiaries, approximately $6.6 million in fees, costs and expenses we incur in connection with this offering; and
• pay approximately $3.5 million in fees associated with a proposed third-party credit facility.
See the section entitled “Use of Proceeds” for more information about the use of the proceeds of this offering.

Nasdaq Global Market symbol	AAAA
Dividend and distribution policy

Our board of directors intends to declare and pay regular quarterly cash distributions on all outstanding common shares. Our board of directors intends to declare and pay an initial quarterly distribution for the quarter ending                , 2007 of $0.2625 per share. Our board of directors also intends to declare an initial distribution equal to the amount of the initial quarterly distribution for the quarter ended                 , 2007, but pro rated for the period from the completion of this offering to                 , 2007, which will be paid at the same time as such initial quarterly distribution. The declaration and payment of our initial distribution, initial quarterly distribution and, if declared, the amount of any future distribution will be subject to the approval of our board of directors, which will include a majority of independent directors, and will be based on the results of operations of our initial businesses and the desire to provide sustainable levels of distributions to our shareholders.

See the sections entitled “Dividend and Distribution Policy” for a discussion of our intended distribution rate and “Material U.S. Federal Income Tax Considerations” for more information about the tax treatment of distributions by the company.

Management fee

We will pay our manager a quarterly management fee equal to 0.5% (2.0% annualized) of adjusted net assets, as defined in the management services agreement, subject to certain adjustments. The company’s compensation committee, which is comprised solely of independent directors, will review the calculation of the management fee on an annual basis. Based on the pro forma condensed combined financial statements set forth in this prospectus as of and for the year ended December 31, 2006 and as of and for the six month period ended June 30, 2007, and assuming no changes in the quarterly financial information, the management fee for the year ended December 31, 2006 and the six month period ended June 30, 2007 would have been approximately $5.3 million and approximately $2.7 million, respectively, on a pro forma basis (before taking into account offsetting management fees of approximately $1.9 million and approximately $948,000, respectively), representing approximately 54.2% and 59.8%, respectively, of the pro forma net income of the company before the management fee.

See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Management Fee” for more information about the calculation and payment of the management fee and the specific definitions of the terms used in such calculation, as well as an example of the quarterly calculation of the management fee.

Profit allocation

Our manager owns 100% of the allocation shares of the company that generally will entitle our manager to receive a 20% profit allocation as a form of incentive, calculated by reference to our market appreciation and distributions to our shareholders, when considered together with distributions so paid to our manager, subject to an annual hurdle rate of 7.0% with respect to distributions to our shareholders.

The amount of profit allocation that will be payable in the future cannot be estimated with any certainty or reliability as of the date of this prospectus, and such profit allocation, if and when paid, may be greater than the management fee paid to our manager pursuant to the management services agreement.

See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as an Equity Holder—Manager’s Profit Allocation” for more information about the calculation and payment of profit allocation and the specific definitions of the terms used in such calculation.

Anti-takeover provisions

Certain provisions of the management services agreement and the LLC agreement, which we will enter into upon the closing of this offering, may make it more difficult for third parties to acquire control of the company by various means. These provisions could deprive the shareholders of opportunities to realize a premium on our common shares owned by them. In addition, these provisions may adversely affect the prevailing market price of our common shares.

See the section entitled “Description of Shares—Anti-Takeover Provisions” for more information about these anti-takeover provisions.
U.S. Federal Income Tax Considerations

Subject to the discussion in “Material U.S. Federal Income Tax Considerations,” the company will be classified as a partnership for U.S. federal income tax purposes. Accordingly, the company will not incur U.S. federal income tax liability; rather, each of our shareholders will be required to take into account his or her allocable share of company income, gain, loss, deduction, and other items.

See the section entitled “Material U.S. Federal Income Tax Considerations” for information about the potential U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares.

Risk factors

Investing in our common shares involves risks. See the section entitled “Risk Factors” and read this prospectus carefully before making an investment decision with respect to the common shares or the company.

The number of common shares outstanding after this offering includes approximately             common shares sold to the private placement participants, representing approximately       % of the total common shares and voting power that will be purchased in the separate private placement transactions, at a per share price equal to the initial public offering and assumes that the underwriters’ overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell an additional             common shares to the public.

SUMMARY FINANCIAL DATA

The company was formed on December 26, 2006 and has conducted no operations and has generated no revenues to date. We will use the net proceeds from this offering, the separate private placement transactions and the initial borrowing under our proposed third-party credit facility to acquire and make loans to our initial businesses.

The following summary financial data presents the historical financial information for Metal, Forest, CanAmPac and Pangborn and does not reflect the accounting for these businesses upon completion of the acquisitions and the operation of the businesses as a consolidated entity. This historical financial data does not reflect the recapitalization of these businesses upon acquisition by the company. As a result, this historical data may not be indicative of the future performance of these businesses following their acquisition by the company and recapitalization. You should read this information in conjunction with the sections entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the financial statements and notes thereto, and the pro forma condensed combined financial statements and notes thereto which reflect the completion of the acquisitions and related transactions thereto, all included elsewhere in this prospectus.

The summary financial data for Metal for the years ended December 31, 2005 and 2006 were derived from Metal’s audited consolidated financial statements included elsewhere within this prospectus.   The summary financial data for Metal for the six month periods ended June 30, 2006 and 2007 were derived from Metal’s unaudited condensed interim financial statements included elsewhere within this prospectus.

The summary financial data for Forest for the year ended December 31, 2005 was derived from Forest’s audited consolidated financial statements included elsewhere in this prospectus. The summary financial data for Forest at December 31, 2006 and for the year ended December 31, 2006 were derived from “Note 21—Consolidating Balance Sheet and Statement of Operations”, which we refer to as Note 21, to the audited financial statements of Forest, excluding all financial data related to CanAmPac as of the date and for the periods indicated therein, included elsewhere in this prospectus. The summary financial data for Forest for the six month periods ended June 30, 2006 and 2007 were derived from “Note 14—Consolidating Balance Sheet and Statement of Operations”, which we refer to as Note 14, to Forest’s unaudited condensed interim financial statements included elsewhere within this prospectus.

The summary financial data for CanAmPac for the year ended December 31, 2005 (predecessor) and the four month period ended April 30, 2006 (predecessor) were derived from Roman’s Paperboard and Packaging’s audited carve-out financial statements (predecessor) included elsewhere in this prospectus.  The summary financial data for CanAmPac for the eight month period ended December 31, 2006 (successor) and at December 31, 2006 (successor) were derived from Note 21 to the audited financial statements of Forest, including only financial data related to CanAmPac as of the date and for the periods indicated therein, included elsewhere in this prospectus. The summary financial data for CanAmPac for the period May 1, 2006 through June 30, 2006 (successor) and the six month period ended June 30, 2007 (successor) were derived from Note 14 to Forest’s unaudited condensed interim financial statements included elsewhere in this prospectus, including only the financial data related to CanAmPac as of the date and periods indicated therein. The balances presented for the year ended December 31, 2005 and for the four month period ended April 30, 2006 were converted to U.S. dollars for the convenience of the reader at a conversion rate of one Canadian dollar to $0.87 (actual) U.S. dollar, which approximates the mean exchange rate in effect during 2006. The balances presented for both the period May 1, 2006 through June 30, 2006 (successor) and the six month period ended June 30, 2007 (successor) were converted to U.S. dollars at a conversion rate of one Canadian dollar to $0.88 (actual) U.S. dollar.

The summary financial data for Pangborn for the year ended December 31, 2005 (predecessor), for the period January 1, 2006 to June 4, 2006 (predecessor), for the period June 5, 2006 to December 31, 2006 (successor) and at December 31, 2006 (successor) were derived from Pangborn’s audited consolidated financial statements included elsewhere in this prospectus. The summary financial data for Pangborn for the period June 5, 2006 through June 30, 2006 and the six month period ended June 30, 2007 were derived from Pangborn’s unaudited condensed interim financial statements included elsewhere within this prospectus.

Metal

	Years Ended December 31,		Six month periods ended June 30,
	2005	2006	2006	2007
	($ in thousands)
Statement of Operations Data:
Net sales	$ 66,409	$ 89,918	$ 38,685	$ 53,735
Income from operations	5,812	11,265	3,834	8,987
Net income	5,466	10,414	3,424	8,739

	At December 31, 2006	At June 30, 2007
	($ in thousands)
Balance Sheet Data:
Total assets	$ 30,797	$ 31,319
Total liabilities	26,053	21,584
Mandatorily redeemable preferred units	6,873	6,873
Members’ equity (deficit)	(2,129)	2,862

Forest

	Years Ended December 31,		Six month periods ended June 30,
	2005	2006	2006	2007
	($ in thousands)
Statement of Operations Data:
Net sales	$ 83,870	$ 162,282	$ 79,204	$ 82,612
Income (loss) from operations	3,464	9,880	4,737	(537)
Net income (loss)	(256)	4,427	2,018	(3,684)

	At December 31, 2006	At June 30, 2007
	($ in thousands)
Balance Sheet Data:
Total assets	$ 92,246	$ 88,529
Total liabilities	88,191	88,112
Participating preferred units	26,055	24,011
Members’ deficit	(22,000)	(23,594)

CanAmPac

	Predecessor		Successor	Predecessor	Successor
	Year ended December 31, 2005	January 1, 2006 through April 30, 2006	May 1, 2006 through December 31, 2006	January 1, 2006 through April 30, 2006	May 1, 2006 through June 30, 2006	Six month period ended June 30, 2007
	($ in thousands)
Statement of Operations Data:
Net sales	$ 93,895	$ 32,155	$ 62,622	$ 32,155	$ 16,486	$ 47,990
Income (loss) from operations	(1,752)	332	873	332	633	2,270
Net (loss) income	(2,251)	(132)	(1,622)	(132)	(41)	100

	At December 31, 2006	At June 30, 2007
	($ in thousands)
Balance Sheet Data:
Total assets	$ 51,661	$ 57,739
Total liabilities	35,791	40,136
Minority interests	4,146	4,595
Members’ equity	11,724	13,008

Pangborn

	Predecessor		Successor	Predecessor	Successor
	Year ended December 31, 2005	January 1, 2006 through June 4, 2006	June 5, 2006 through December 31, 2006	January 1, 2006 through June 4, 2006	June 5, 2006 through June 30, 2006	Six month period ended June 30, 2007
	($ in thousands)
Statement of Operations Data:
Revenues	$ 25,171	$ 10,674	$ 19,158	$ 10,674	$ 2,907	$ 15,278
Income from operations	3,259	1,079	1,404	1,079	318	1,281
Net income	1,736	603	204	603	82	330

	At December 31, 2006	At June 30, 2007
	($ in thousands)
Balance Sheet Data:
Total assets	$ 22,106	$ 23,941
Total liabilities	20,067	21,635
Members’ equity	2,039	2,306

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully read and consider all of the risks described below, together with all of the other information contained or referred to in this prospectus, before making an investment decision with respect to our common shares or the company. If any of the following events occur, our financial condition, business and results of operations (including cash flows) may be materially adversely affected. In that event, the market price of our common shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Structure

We are a new company with no history and we may not be able to manage our initial businesses on a profitable basis.

We were formed on December 26, 2006 and have conducted no operations and have generated no revenues to date. We will use the net proceeds from this offering, the separate private placement transactions and the initial borrowing under our third-party credit facility, to acquire the equity interests in and make loans to our initial businesses. Our manager will manage the day-to-day operations and affairs of the company and oversee the management and operations of our initial businesses, subject to the oversight of our board of directors. Our management team has collectively over 100 years of experience in acquiring and managing small and middle market businesses. However, if we do not develop effective systems and procedures, including accounting and financial reporting systems, to manage our operations as a consolidated public company, we may not be able to manage the combined enterprise on a profitable basis, which could adversely affect our ability to pay distributions to our shareholders. In addition, the pro forma condensed combined financial statements of our initial businesses cover periods during which some of our initial businesses were not under common control or management and, therefore, may not be indicative of our future financial condition, business and results of operations.

Our audited financial statements will not include meaningful comparisons to prior years until the end of our 2009 fiscal year and may differ substantially from the pro forma condensed combined financial statements included in this prospectus.

Our audited financial statements will include consolidated results of operations and cash flows only for the period from the date of the acquisition of our initial businesses to year-end. Because we will purchase our initial businesses only after the closing of this offering and recapitalize each of them, we anticipate that our audited financial statements will not contain full-year consolidated results of operations and cash flows until the end of our 2008 fiscal year, which may differ substantially from the pro forma combined financial statements included in this prospectus. Consequently, meaningful year-to-year comparisons will not be available, at the earliest, until two fiscal years following the completion of this offering.

Our future success is dependent on the employees of our manager, our manager’s operating partners and the management teams of our businesses, the loss of any of whom could materially adversely affect our financial condition, business and results of operations.

Our future success depends, to a significant extent, on the continued services of the employees of our manager, most of whom have worked together for a number of years. Because certain employees of our manager were involved in the acquisitions of these initial businesses while working for Atlas Holdings and, since such acquisitions, have overseen the operations of these businesses, the loss of their services may materially adversely affect our ability to manage the operations of our initial businesses. While our manager may have employment agreements with certain of its employees, these employment agreements may not prevent our manager’s employees from leaving our manager or from competing with us in the future. In addition, we will depend on the assistance provided by our manager’s operating partners in evaluating, performing diligence on and managing our businesses. The loss of any employees of our manager or any of our manager’s operating partners may materially adversely affect our ability to implement or maintain our management strategy or our acquisition strategy.

The future success of our businesses also depends on their respective management teams because we intend to operate our businesses on a stand-alone basis, primarily relying on their existing management teams for management of our businesses’ day-to-day operations. Consequently, their operational success, as well as the success of any organic growth strategy, will be dependent on the continuing efforts of the management teams of our businesses. We will seek to provide these individuals with equity incentives in the company and to have employment agreements with certain persons we have identified as key to their businesses. However, these measures may not prevent these individuals from leaving their employment. The loss of services of one or more of these individuals may materially adversely affect our financial condition, business and results of operations.

We may experience difficulty as we evaluate, acquire and integrate additional businesses, which could result in drains on our resources, including the attention of our management, and disruptions of our on-going business.

A component of our strategy is to acquire additional businesses. We will focus on small to middle market businesses in various industries. Generally, because such businesses are privately held, we may experience difficulty in evaluating potential target businesses as much of the information concerning these businesses is not publicly available. Therefore, our estimates and assumptions used to evaluate the operations, management and market risks with respect to potential target businesses may be subject to various risks and uncertainties. Further, the time and costs associated with identifying and evaluating potential target businesses and their industries may cause a substantial drain on our resources and may divert our management team’s attention away from the operations of our businesses for significant periods of time.

In addition, we may have difficulty effectively integrating and managing future acquisitions. The management or improvement of businesses we acquire may be hindered by a number of factors, including limitations in the standards, controls, procedures and policies implemented in connection with such acquisitions. Further, the management of an acquired business may involve a substantial reorganization of the business’ operations resulting in the loss of employees and customers or the disruption of our ongoing businesses. We may experience greater than expected costs or difficulties relating to an acquisition, in which case, we might not achieve the anticipated returns from any particular acquisition.

We face competition for businesses that fit our acquisition strategy and, therefore, we may have to acquire targets at sub-optimal prices or, alternatively, forego certain acquisition opportunities.

We have been formed to acquire and manage small to middle market businesses. In pursuing such acquisitions, we expect to face strong competition from a wide range of other potential purchasers. Although the pool of potential purchasers for such businesses is typically smaller than for larger businesses, those potential purchasers can be aggressive in their approach to acquiring such businesses. Furthermore, we expect that we may need to use third-party financing in order to fund some or all of these potential acquisitions, thereby increasing our acquisition costs. To the extent that other potential purchasers do not need to obtain third-party financing or are able to obtain such financing on more favorable terms, they may be in a position to be more aggressive with their acquisition proposals. As a result, in order to be competitive, our acquisition proposals may need to be aggressively priced, including at price levels that exceed what we originally determined to be fair or appropriate in order to remain competitive. Alternatively, we may determine that we cannot pursue on a cost effective basis what would otherwise be an attractive acquisition opportunity.

We may acquire businesses in bankruptcy or that are facing legal, financial or operational difficulties, which could cause us to assume greater risk than if we acquired healthy businesses.

As part of our acquisition strategy, we may acquire businesses that are facing legal, financial or operational difficulties, including businesses that may be operating under the protection of bankruptcy or similar laws or that may be engaged in significant litigation. Distressed businesses often experience one or more of the following: loss of customers, loss of key employees, failure to make capital investments to maintain assets and damage to brand names and goodwill, any of which can create long-term challenges for such businesses, even after emerging from the bankruptcy process. The risks we may face when acquiring a distressed business may be greater than if we acquire a healthy business.

We may not be able to successfully fund future acquisitions of new businesses due to the unavailability of debt or equity financing on acceptable terms, which could impede the implementation of our acquisition strategy.

In order to make future acquisitions, we intend to raise capital primarily through debt financing at the company level, additional equity offerings, the sale of equity or assets of our businesses, offering equity in the company or our businesses to the sellers of target businesses or by undertaking a combination of any of the above. Because the timing and size of acquisitions cannot be readily predicted, we may need to be able to obtain funding on short notice to benefit fully from attractive acquisition opportunities. Such funding may not be available on acceptable terms. In addition, the level of our indebtedness may impact our ability to borrow at the company level. The sale of additional common shares will also be subject to market conditions and investor demand for the common shares at prices that may not be in the best interest of our shareholders. These risks may materially adversely affect our ability to pursue our acquisition strategy.

We may change our management and acquisition strategies without the consent of our shareholders, which may result in a determination by us to pursue riskier business activities.

We may change our strategy at any time without the consent of our shareholders, which may result in our acquiring businesses or assets that are different from, and possibly riskier than, the strategy described in this prospectus. A change in our strategy may increase our exposure to interest rate and currency fluctuations, subject us to regulation under the Investment Company Act of 1940 or subject us to other risks and uncertainties that affect our operations and profitability.

Although we currently intend to make regular cash distributions to our shareholders, our board of directors has full authority and discretion over the distributions of the company, other than the profit allocation, and it may decide to reduce or not declare distributions at any time, which may materially adversely affect the market price of our common shares.

To date, we have not declared or paid any distributions, but our board of directors intends to declare and pay a regular quarterly cash distribution to our common shareholders, including an initial quarterly distribution of $0.2625 per share for the quarter ended                  , 2007, and a distribution that is pro rated based on the initial quarterly distribution for the period from the completion of this offering to             , 2007. If you purchase common shares in this offering but do not hold such common shares on the record date set by our board of directors with respect to these distributions, you will not receive such distributions.

Although we currently intend to pursue a policy of paying regular quarterly distributions, our board of directors will have full authority and discretion to determine whether or not a distribution by the company should be declared and paid to our shareholders, as well as the amount and timing of any distribution. Our board of directors may, based on their review of our financial condition and results of operations and pending acquisitions, determine to reduce or not declare distributions, which may have a material adverse effect on the market price of our common shares.

In addition, the management fee, put price and profit allocation will be payment obligations of the company and, as a result, will be senior in right to the payment of any distributions to our shareholders. Further, we are required to make a profit allocation to our manager upon satisfaction of applicable conditions to payment.

Our Chief Executive Officer, President, Chief Accounting Officer, directors, manager, other members of our management team and our manager’s operating partners may allocate some of their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs.

While the members of our management team anticipate collectively devoting a substantial majority of their time to the affairs of the company, only Henry C. Newell, our Chief Financial Officer and Secretary

and an employee of the company, will devote 100% of his time to our affairs. As such, our Chief Executive Officer, President, Chief Accounting Officer, directors, manager, other members of our management team and our manager’s operating partners may engage in other business activities. This may result in a conflict of interest in allocating their time between our operations and the management and operations of other businesses. Their other business endeavors may be related to Atlas Holdings and its affiliates, which will continue to have ownership interests in, manage or otherwise participate in the control of several other businesses along with other parties, including possibly our manager’s operating partners. Conflicts of interest that arise over the allocation of time may not always be resolved in our favor and may materially adversely affect our financial condition, business and results of operations. See the section entitled “Certain Relationships and Related Persons Transactions” for more information about the potential conflicts of interest of which you should be aware.

If we are unable to generate sufficient cash flow from the dividends and interest payments we receive from our businesses, we may not be able to make distributions to our shareholders.

The company’s only business is holding controlling interests in our businesses. Therefore, we will be dependent upon the ability of our businesses to generate cash flows and, in turn, distribute cash to us in the form of interest and principal payments on indebtedness and distributions on equity to enable us, first, to satisfy our financial obligations and, second, to make distributions to our shareholders. The ability of our businesses to make payments to us may also be subject to limitations under laws of the jurisdictions in which they are incorporated or organized. If, as a consequence of these various restrictions or otherwise, we are unable to generate sufficient cash flow from our businesses, we may not be able to declare, or may have to delay or cancel payment of, distributions to our shareholders. See the section entitled “Dividend and Distribution Policy” for a more detailed description of these restrictions.

Certain provisions of the LLC agreement of the company could make it difficult for third parties to acquire control of the company and could deprive you of the opportunity to obtain a takeover premium for your common shares.

The amended and restated operating agreement of the company, which we refer to as the LLC agreement, contains a number of provisions that could make it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of the company. These provisions, among others things:

•       restrict the company’s ability to enter into certain transactions with our major shareholders, with the exception of our manager, modeled on the limitation contained in Section 203 of the Delaware General Corporation Law, which we refer to as the DGCL;

•       allow only our board of directors to fill newly created directorships, for those directors who are elected by our shareholders, and allow only our manager, as holder of the allocation shares, to fill vacancies with respect to the directors appointed by our manager;

•       require that directors elected by our shareholders be removed, with or without cause, only by an affirmative vote of the holders of 85% or more of the then outstanding common shares;

•       require advance notice for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by our shareholders at a meeting of our shareholders;

•       provide for a substantial number of additional authorized but unissued common shares that may be issued without action by our shareholders;

•       provide our board of directors with certain authority to amend the LLC agreement subject to certain voting and consent rights of the holders of common shares and allocation shares;

•       provide for a staggered board of directors of the company, the effect of which could be to deter a proxy contest for control of our board of directors or a hostile takeover; and

•       limit calling special meetings and obtaining written consents of our shareholders.

These provisions, as well as other provisions in the LLC agreement, may delay, defer or prevent a transaction or a change in control that might otherwise result in you receiving a takeover premium for your common shares. See the section entitled “Description of Shares—Anti-Takeover Provisions” for more information about voting and consent rights and the anti-takeover provisions.

Our proposed third-party credit facility may expose us to additional risks associated with leverage and may inhibit our operating flexibility and reduces cash flow available for distributions to our shareholders.

We anticipate that we will initially have approximately $40.2 of borrowings outstanding under our proposed third-party credit facility and expect to increase our level of debt in the future. We expect that our proposed third-party credit facility will require us to pay a commitment fee on the undrawn amount. We also expect that our proposed third-party credit facility will contain a number of affirmative and restrictive covenants.

If we violate any such covenants, our lender could accelerate the maturity of any debt outstanding and we may be prohibited from making any distributions to our shareholders. Such debt may be secured by our assets, including the stock we own in our businesses and the rights we have under the loan agreements with our businesses. Our ability to meet our debt service obligations may be affected by events beyond our control and will depend primarily upon cash produced by our businesses and distributed or paid to the company. Any failure to comply with the terms of our indebtedness may have a material adverse effect on our financial condition.

We expect that our proposed third-party credit facility will bear interest at floating rates. Such fluctuating interest rates could materially adversely affect our financial condition, including our ability to service our debt.

We expect that our proposed third-party credit facility will bear interest at floating rates which will generally change as interest rates change. We bear the risk that the rates we are charged by our lender will increase faster than we can grow the cash flow of our businesses, which could reduce profitability, materially adversely affect our ability to service our debt, cause us to breach covenants contained in our proposed third-party credit facility and reduce cash flow available for distribution.

We may engage in a business transaction with one or more target businesses that have relationships with our officers, our directors, our manager, our manager’s employees or our manager’s operating partners, or any of their respective affiliates, which may create or present conflicts of interest.

We may decide to engage in a business transaction with one or more target businesses with which our officers, our directors, our manager, our manager’s employees or our manager’s operating partners, or any of their respective affiliates, have a relationship, which may create or present conflicts of interest. While we might obtain a fairness opinion from an independent investment banking firm with respect to such a transaction, conflicts of interest may still exist with respect to a particular acquisition and, as a result, the terms of the acquisition of a target business may not be as advantageous to our shareholders as it would have been absent any conflicts of interest.

We will incur increased costs, including costs related to legal and financial compliance, as a result of being a publicly traded company.

As a publicly traded company, we will incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, and other rules implemented by the Securities and Exchange Commission, which we refer to as the SEC, and Nasdaq. We believe that complying with these rules and regulations will increase substantially our legal and financial compliance costs and will make some activities more time-consuming and costly and may divert significant portions of our management team from operating and acquiring businesses to these and related matters. We also believe that being a publicly traded company will make it more difficult and more expensive for us to obtain directors and officers’ liability insurance.

If in the future we cease to control and operate our businesses, we may be deemed to be an investment company under the Investment Company Act of 1940, as amended.

We have the ability to make investments in businesses that we will not operate or control. If we make significant investments in businesses that we do not operate or control, or that we cease to operate or control, or if we commence certain investment-related activities, we may be deemed to be an investment company under the Investment Company Act of 1940, as amended, which we refer to as the Investment Company Act. If we were deemed to be an investment company, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our investments or organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially adversely affect our financial condition, business and results of operations, materially limit our ability to borrow funds or engage in other transactions involving leverage and require us to add directors who are independent of us or our manager and otherwise will subject us to additional regulation that will be costly and time-consuming.

Risks Relating to Our Relationship with Our Manager

Our manager, its affiliates and our manager’s operating partners may engage in activities that compete with us or our businesses.

While our management team and our manager’s operating partners intend to collectively devote a substantial majority of their time to the affairs of the company and our manager must present all opportunities that meet the company’s acquisition and disposition criteria to our board of directors, neither our manager nor the members of our management team, with the exception of Henry C. Newell, our Chief Financial Officer, are expressly prohibited from investing in or managing other entities, including those that are in the same or similar line of business as our initial businesses or those related to or affiliated with Atlas Holdings. In this regard, the management services agreement and the obligation to provide management services will not create a mutually exclusive relationship between our manager and its affiliates, on the one hand, and the company, on the other. See the sections entitled “Our Manager” and “Management Services Agreement” for more information about our relationship with our manager and our management team.

Our manager need not present an acquisition or disposition opportunity to us if our manager determines on its own that such acquisition or disposition opportunity does not meet the company’s acquisition or disposition criteria.

Our manager will review any acquisition or disposition opportunity to determine if it satisfies the company’s acquisition or disposition criteria, as established by our board of directors from time to time. If our manager determines, in its sole discretion, that an opportunity fits our criteria, our manager will refer the opportunity to our board of directors for its authorization and approval prior to signing a letter of intent, indication of interest or similar document or agreement; opportunities that our manager determines do not fit our criteria do not need to be presented to our board of directors for consideration. In addition, upon a determination by our board of directors not to promptly pursue an opportunity presented to it by our manager, in whole or in part, our manager will be unrestricted in its ability to pursue such opportunity, or any part that we do not promptly pursue, on its own or refer such opportunity to other entities, including its affiliates. If such an opportunity is ultimately profitable, we will have not participated in such opportunity. See the section entitled “Management Services Agreement—Acquisition and Disposition Opportunites” for more information about the company’s current acquisition and disposition criteria.

Our Chief Executive Officer, Mr. Andrew M. Bursky, and our President, Mr. Timothy J. Fazio control our manager and, as a result we may have difficulty severing ties with Messrs. Bursky and Fazio.

Under the terms of the management services agreement, our board of directors may, after due consultation with our manager, at any time request that our manager replace any individual seconded to the company, and our manager will, as promptly as practicable, replace any such individual. However, because Andrew M. Bursky and Timothy J. Fazio control our manager, we may have difficulty completely severing ties with Messrs. Bursky and Fazio absent terminating the management services agreement and our relationship with our manager. Further, termination of the management services agreement could give rise to a significant financial obligation of the company, which may have a material adverse effect on our financial condition. See the sections entitled “Our Manager” and “Management Services Agreement” for more information about our relationship with our manager.

If the management services agreement is terminated, our manager, as holder of the allocation shares, has the right to cause the company to purchase its allocation shares, which may have a material adverse effect on our financial condition.

If (i) the management services agreement is terminated at any time other than as a result of our manager’s resignation, subject to (ii), or (ii) our manager resigns on any date that is at least three years after the closing of this offering, our manager will have the right, but not the obligation, for one year from the date of termination or resignation, as the case may be, to cause the company to purchase the allocation shares for the put price. The put price shall be equal to, as of any exercise date, (i) if we terminate the management services agreement, the sum of two separate, independently made calculations of the aggregate amount of the “base put price amount” as of such exercise date, or (ii) if our manager resigns, the average of two separate, independently made calculations of the aggregate amount of the “base put price amount” as of such exercise date. If our manager elects to cause the company to purchase its allocation shares, we are obligated to do so and, until we have done so, our ability to conduct our business, including our ability to incur debt, to sell or otherwise dispose of our property or assets, to engage in certain mergers or consolidations, to acquire or purchase the property, assets or stock of, or beneficial interests in, another business, or to declare and pay dividends, would be restricted. These financial and operational obligations of the company may have a material adverse effect on our financial condition, business and results of operations. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as an Equity Holder—Supplemental Put Agreement” for more information about our manager’s put right and our obligations relating thereto, as well as the definition and calculation of the base put price amount.

If we terminate the management services agreement, we will need to change our name and cease our use of the term “Atlas”.

Our manager will control the rights to the term “Atlas” as it is used in the name of the company. The company will agree, and the company will agree to cause its businesses, to cease using the term “Atlas”, including any trademark based on the name of the company that may be owned by our manager, entirely in their businesses and operations within 180 days of our termination of the management services agreement. This agreement would require the company and our businesses to change their names to remove any reference to the term “Atlas” or any reference to trademarks owned by our manager. This also would require us to create and market a new name and expend funds to protect that name.

Our manager’s liability is limited and it is indemnified under the management services agreement.

The management services agreement provides that we will indemnify, reimburse, defend and hold harmless our manager, together with its employees, officers, members, managers, directors and agents, from and against all losses (including lost profits), costs, damages, injuries, taxes, penalties, interests, expenses, obligations, claims and liabilities of any kind arising out of the breach of any term or condition in the management services agreement or the performance of any services under such agreement except by reason of acts or omissions constituting fraud, willful misconduct or gross negligence.

Our manager can resign on 120 days notice and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could materially adversely affect our financial condition, business and results of operations, as well as the market price of our common shares.

Our manager has the right, under the management services agreement, to resign at any time on 120 days written notice, whether we have found a replacement or not. If our manager resigns, we may not be able to contract with a new manager or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 120 days, or at all, in which case our operations are likely to experience a disruption, our financial condition, business and results of operations, as well as our ability to pay distributions are likely to be materially adversely affected and the market price of our common shares may decline. In addition, the coordination of our internal management, acquisition activities and supervision of our businesses is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the experience and expertise possessed by our manager and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our businesses may result in additional costs and time delays that could materially adversely affect our financial condition, business and results of operations as well as the market price of our common shares.

The liability associated with the supplemental put agreement may be subject to substantial period-to-period changes, thereby significantly impacting our future results of operations.

The company will record the supplemental put agreement at its fair value at each balance sheet date by recording any change in fair value through its income statement. The fair value of the supplemental put agreement is largely related to the value of the profit allocation that our manager, as holder of allocation shares, will receive. The valuation of the supplemental put agreement may fluctuate on a period-to-period basis based on the distributions we pay to our shareholders, the earnings of our businesses and the price of our common shares, which fluctuation may be significant, and could cause a material adverse effect on the company’s results of operations. See the sections entitled “Our Manager—Our Relationship with Our Manager—Our Manager as an Equity Holder—Manager’s Profit Allocation” and “Our Manager—Our Relationship with Our Manager—Our Manager as an Equity Holder—Supplemental Put Agreement” for more information about the terms and calculation of the profit allocation and any payments under the supplemental put agreement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information about our accounting policy with respect to the profit allocation and supplemental put agreement.

We must pay our manager the management fee regardless of our performance. Therefore, our manager may be induced to increase the amount of our assets rather than the performance of our businesses.

Our manager is entitled to receive a management fee that is based on our adjusted net assets, as defined in the management services agreement, regardless of the performance of our businesses. In this respect, the calculation of the management fee is unrelated to the company’s net income. As a result, the management fee may encourage our manager to increase the amount of our assets by, for example, recommending to our board of directors the acquisition of additional assets, rather than increase the performance of our businesses. In addition, payment of the management fee may reduce or eliminate the cash we have available for distribution to our shareholders.

We cannot determine the amount of the management fee that will be paid over time with any certainty.

We estimate the management fee for the year ended December 31, 2006, on a pro forma basis, would have been approximately $5.3 million. The management fee will be calculated by reference to the company’s adjusted net assets, which will be impacted by the acquisition or disposition of businesses, which can be significantly influenced by our manager, as well as the performance of our initial businesses and other businesses we may acquire in the future. Changes in adjusted net assets and in the resulting management fee could be significant, resulting in a material adverse effect on our financial condition, business and results of operations. In addition, if the performance of the company declines, assuming adjusted net assets remains the same, management fees will increase as a percentage of the company’s net income. See the sections entitled “Pro Forma Condensed Combined Financial Statements” for more information about the pro forma management fee based on the acquisition of our initial businesses, and “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Management Fee” for more information about the terms and calculation of the management fee.

The amount of profit allocation to be paid to our manager could be substantial.  However, we cannot determine the amount of profit allocation that will be paid over time with any certainty.

We cannot determine the amount of profit allocation that will be paid over time with any certainty. Such determination would be dependent on the distributions we pay to our shareholders, the earnings of our businesses and the market value of common shares then outstanding, factors that cannot be predicted with any certainty at this time. Such factors may have a significant impact on the amount of any profit allocation to be paid to our manager, especially if our share price significantly increases. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as an Equity Holder—Manager’s Profit Allocation” for more information about the calculation and payment of profit allocation. Any amounts paid in respect of the profit allocation are unrelated to the management fee earned for performance of services under the management services agreement.

The fees to be paid to our manager pursuant to the management services agreement, the offsetting management services agreements and transaction services agreements and the profit allocation to be paid to our manager, as holder of the allocation shares, pursuant to the LLC agreement may significantly reduce the amount of cash available for distribution to our shareholders.

Under the management services agreement, the company will be obligated to pay a management fee to and, subject to certain conditions, reimburse the costs and out-of-pocket expenses of our manager incurred on behalf of the company in connection with the provision of services to the company. Similarly, our businesses will be obligated to pay fees to and reimburse the costs and expenses of our manager pursuant to any offsetting management services agreements entered into between our manager and our businesses, or any transaction services agreements to which such businesses are a party. In addition, our manager, as holder of the allocation shares, will be entitled to receive profit allocations and may be entitled to receive the put price upon the occurrence of certain events. While we cannot quantify with any certainty the actual amount of any such payments in the future, we do expect that such amounts could be substantial. See the section entitled “Our Manager” for more information about these payment obligations of the company. The management fee, put price and profit allocation will be payment obligations of the company and, as a result, will be senior in right to the payment of any distributions to our shareholders. Further, we are required to make a profit allocation to our manager upon satisfaction of applicable conditions to payment.

Our manager’s influence on conducting our business and operations, including acquisitions, gives it the ability to increase its fees and compensation to our Chief Executive Officer and President, which may reduce the amount of cash available for distribution to our shareholders.

Under the terms of the management services agreement, our manager is paid a management fee calculated as a percentage of the company’s adjusted net assets for certain items and is unrelated to net income or any other performance base or measure. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Management Fee” for more information about the calculation of the management fee. Our manager, which Andrew M. Bursky, our Chief Executive Officer, and Timothy J. Fazio, our President, control, may advise us to consummate transactions, incur third-party debt or conduct our operations in a manner that, in our manager’s reasonable discretion, are necessary to the future growth of our businesses and are in the best interests of our shareholders. These transactions, however, may increase the amount of fees paid to our manager which, in turn, may result in higher compensation to Messrs. Bursky and Fazio because their compensation is paid by our manager from the management fee it receives from the company. In addition to controlling our manager, Messrs. Bursky and Fazio may also exercise influence over the company as managing

members of AT Management, which has committed to purchase approximately            common shares, representing         % of our common shares, in a separate private placement transaction to close in conjunction with the closing of this offering. Our manager’s ability to influence the management fee paid to it could reduce the amount of cash available for distribution to our shareholders.

Fees paid by the company and our businesses pursuant to transaction services agreements do not offset fees payable under the management services agreement and will be in addition to the management fee payable by the company under the management services agreement.

The management services agreement provides that our businesses may enter into transaction services agreements with our manager pursuant to which our businesses will pay fees to our manager. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider” for more information about these agreements. Unlike fees paid under the offsetting management services agreements, fees that are paid pursuant to such transaction services agreements will not reduce the management fee payable by the company. Therefore, such fees will be in addition to the management fee payable by the company or offsetting management fees paid by our businesses.

The fees to be paid to our manager pursuant to these transaction service agreements will be paid prior to any principal, interest or dividend payments to be paid to the company by our businesses, which will reduce the amount of cash available for distributions to shareholders.

Our manager’s profit allocation may induce it to make decisions and recommend actions to our board of directors that are not optimal for our business and operations.

Our manager, as holder of all of the allocation shares in the company, will receive a profit allocation based on the distributions we pay to our shareholders, the earnings of our businesses and the market price of our shares. As a result, our manager may be encouraged to make decisions or to make recommendations to our board of directors regarding our business and operations, the business and operations of our businesses, acquisitions or dispositions by us or our businesses and distributions to our shareholders, any of which factors could affect the calculation and payment of profit allocation, but which may otherwise be detrimental to our long-term financial condition and performance.

The obligations to pay the management fee and profit allocation, including the put price, may cause the company to liquidate assets or incur debt.

If we do not have sufficient liquid assets to pay the management fee and profit allocation, including the put price, when such payments are due and payable, we may be required to liquidate assets or incur debt in order to make such payments. This circumstance could materially adversely affect our liquidity and ability to make distributions to our shareholders. See the section entitled “Our Manager” for more information about these payment obligations of the company.

Risks Related to Taxation

Our shareholders will be subject to taxation on their share of the company’s taxable income, whether or not they receive cash distributions from the company.

Our shareholders will be subject to U.S. federal income taxation and, possibly, state, local and foreign income taxation on their share of the company’s taxable income, whether or not they receive cash distributions from the company. There is, accordingly, a risk that our shareholders may not receive cash distributions equal to their portion of the company’s taxable income or sufficient in amount to satisfy the tax liability that results from that income. This risk is attributable to a number of variables such as results of operations, unknown liabilities, government regulation, financial covenants of the debt of the company, funds needed for future acquisitions and/or to satisfy short- and long-term working capital needs of our businesses, and the discretion and authority of the company’s board of directors to pay or modify our distribution policy. In addition, if the company invests in the stock of a controlled foreign corporation or other foreign corporation subject to other U.S. anti-deferral rules (or if one of the corporations in which the company invests becomes a controlled foreign corporation), the company may recognize taxable income, which our shareholders will be required to take into account in determining their taxable income, without a corresponding receipt of cash to distribute to them.

Additionally, payment of the profit allocation to our manager could result in allocations of taxable income (with no corresponding cash distributions) to our shareholders, thus giving rise to “phantom” income. There could also be situations where shareholders receive cash distributions without an accompanying allocation of profits. Such distributions may reduce your tax basis in your common shares, and if such distributions are in an amount in excess of your tax basis, you may realize taxable gain. Moreover, as a result of such distributions, you may realize greater gain (or smaller loss) than you may otherwise expect on the disposition of your common shares. You may have a tax gain even if the sales price you receive is less than your original cost.

All of the company’s income could be subject to an entity-level tax in the United States, which could result in a material reduction in cash flow available for distribution to holders of common shares and thus could result in a substantial reduction in the value of the common shares.

Our shareholders will directly own common shares in the company. Accordingly, the company will be regarded as a publicly-traded partnership. Under the federal tax laws, a publicly-traded partnership generally will be treated as a corporation for U.S. federal income tax purposes. A publicly-traded partnership will be treated as a partnership, however, and not as a corporation, for U.S. federal tax purposes, so long as 90% or more of its gross income for each taxable year constitutes “qualifying income” within the meaning of section 7704(d) of the Code and the company is not required to register under the Investment Company Act of 1940. Qualifying income generally includes dividends, interest (other than interest derived in the conduct of a financial or insurance business or interest the determination of which depends in whole or in part on the income or profits of any person), gains from the sale of stock or debt instruments which are held as capital assets, and certain other forms of “passive-type” income. The company expects to realize sufficient qualifying income to satisfy the qualifying income exception. The company also expects that the company will not be required to register under the Investment Company Act.

Under current law and assuming full compliance with the terms of the LLC agreement (and other relevant documents) and based upon factual representations made by the manager and the company, McDermott Will & Emery LLP will deliver an opinion, which states that, at the close of this offering the company will be classified as a partnership, and not as an association or publicly-traded partnership taxable as a corporation for U.S. federal tax purposes. The factual representations made by us upon which McDermott Will & Emery LLP has relied are: (a) the company has not elected and will not elect to be treated as a corporation for U.S. federal income tax purposes; (b) the company will not be required to register under the Investment Company Act; (c) for each taxable year, more than 90% of the company’s gross income will consist of dividends, interest (other than interest derived from engaging in a lending, banking, financial, insurance or similar business or interest the determination of which depends in whole or in part on the income or profits of any person), and gains from the sale of stock or debt instruments which are held as capital assets; and (d) for each taxable year, the aggregate amount of offsetting management fees to be paid pursuant to the offsetting management services agreements will be subject to a pro rata limitation of 9.5% of the company’s gross income.

The IRS may assert that interest received by the company from its subsidiaries is not qualifying income either because it is received from controlled subsidiaries or because it is derived in the conduct of a financial business. If the company fails to satisfy this “qualifying income” exception or is required to register under the Investment Company Act, the company will be treated as a corporation for U.S. federal (and certain state and local) income tax purposes, and shareholders of the company would be treated as shareholders in a corporation. The company would be required to pay federal income tax at regular corporate rates on its income. In addition, the company would likely be liable for state and local income and/or franchise taxes on its income. Distributions to the shareholders would constitute ordinary dividend income, (taxable at then existing rates) to such holders to the extent of the company’s earnings and profits, and the payment of these dividends would not be deductible to the company. Taxation of the company as a corporation could result in a material reduction in distributions to our shareholders and after-tax return and, thus, would likely result in a substantial reduction in the value of, or materially adversely affect the market price of, the common shares.

The present U.S. federal income tax treatment of an investment in common shares may be modified by administrative, legislative, or judicial interpretation at any time, and any such action may affect investments previously made. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible to meet the qualifying income exception for the company to be treated as a partnership, and not as a corporation, for U.S. federal income tax purposes, necessitate that the company restructure its investments, or otherwise adversely affect an investment in the common shares.

In addition, the company may become subject to an entity level tax in one or more states. Several states are evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise, or other forms of taxation. If any state were to impose a tax upon the company as an entity, our distributions to you would be reduced.

Complying with certain tax-related requirements may cause the company to forego otherwise attractive business or investment opportunities or enter into acquisitions, borrowings, financings, or arrangements the company may not have otherwise entered into.

In order for the company to be treated as a partnership for U.S. federal income tax purposes and not as a publicly traded partnership taxable as a corporation, the company must meet the qualifying income exception discussed above on a continuing basis and the company must not be required to register as an investment company under the Investment Company Act of 1940. In order to effect such treatment, the company may be required to invest through foreign or domestic corporations, forego attractive business or investment opportunities or enter into borrowings or financings the company may not have otherwise entered into. This may adversely affect our ability to operate solely to maximize our cash flow. In addition, the company may be unable to participate in certain corporate reorganization transactions that would be tax free to our shareholders if the company were a corporation.

A shareholder may recognize a greater taxable gain (or a smaller tax loss) on a disposition of common shares than expected because of the treatment of debt under the partnership tax accounting rules.

The company may incur debt for a variety of reasons, including for acquisitions as well as other purposes. Under partnership tax accounting principles (which apply to the company), debt of the company generally will be allocable to our shareholders, who will realize the benefit of including their allocable share of the debt in the tax basis of their investment in common shares. As discussed in the section entitled “Material U.S. Federal Income Tax Considerations,” the tax basis in common shares will be adjusted for, among other things, distributions of cash and common shares of company losses, if any. At the time a shareholder later sells common shares, the selling shareholder’s amount realized on the sale will include not only the sales price of the common shares but also will include the shareholder’s portion of the company’s debt allocable to his common shares (which is treated as proceeds from the sale of those common shares). Depending on the nature of the company’s activities after having incurred the debt, and the utilization of the borrowed funds, a later sale of common shares could result in a larger taxable gain (or a smaller tax loss) than anticipated.

The treatment of qualified dividend income and long-term capital gains under current U.S. federal income tax law may be adversely affected, changed, or repealed in the future. Further, there is no assurance that the dividends the company receives from the initial businesses will continue to be treated as qualified dividend income.

Under current law, certain qualified dividend income and long-term capital gains are taxed to U.S. individual investors at a maximum U.S. federal income tax rate of 15%. This tax treatment may be adversely affected, changed, or repealed by future changes in tax laws at any time and is currently scheduled to expire for tax years beginning after December 31, 2010.

If the acquisitions of our initial businesses by the company were determined (in whole or in part) not to be taxable transactions, the acquisition subsidiaries may not achieve a fully stepped-up tax basis in their respective underlying assets, which could materially adversely affect the market price of our common shares.

Because certain sellers of the initial businesses will invest in the company through private placements, there is risk that the acquisitions of the initial businesses could be treated as nontaxable.  The company has taken certain steps intended to decrease, but not eliminate, such risk. In particular, the company's acquisition subsidiaries will issue certain nonvoting preferred stock that will be sold, immediately after the acquisitions of the initial businesses and this offering, pursuant to a prearranged binding commitment of sale to an unaffiliated entity that is not otherwise participating in this offering or the private placements.

If all or part of the transactions by which the company acquires controlling interests in each of our initial businesses is not considered to be a taxable transaction, our acquisition subsidiaries may receive a carryover basis in the purchased assets.  If the assets are otherwise depreciable or amortizable, this carryover basis would reduce the deductions available to certain of our subsidiaries and thus result in higher taxable income. This taxable income would be subject to an entity-level tax, which could result in a material reduction in distributions to our shareholders and after-tax return and, thus, would likely result in a substantial reduction in the value of, or materially adversely affect the market price of, the common shares.

If our initial businesses are not allowed to deduct interest expense on debt owed to the company, the entity-level tax payable by our initial businesses could increase, which could materially adversely affect the market price of our common shares.

If our initial businesses are not permitted to deduct interest expense on debt owed to the company, there could be a significant increase in the entity-level tax paid by our initial businesses.  An increase in entity-level tax paid by our initial businesses could result in a material reduction in distributions to our shareholders and after-tax return and, thus, would likely result in a substantial reduction in the value of, or materially adversely affect the market price of, the common shares.

An investment in common shares will give rise to UBTI to certain tax-exempt holders.

The company expects to incur debt that would be treated as “acquisition indebtedness” under section 514(c) of the Code with respect to certain of its investments. To the extent the company recognizes income in the form of dividends or interest from any investment with respect to which there is “acquisition indebtedness” during a taxable year, or to the extent the company recognizes gain from the disposition of any investment with respect to which there is “acquisition indebtedness,” a portion of the income received will be treated as unrelated business taxable income, which we refer to as UBTI, and taxable to tax-exempt investors.

Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our structure also is subject to potential legislative, judicial, or administrative change and differing interpretations, possibly on a retroactive basis.

The U.S. federal income tax treatment of our shareholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The U.S. federal income tax rules are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. The IRS pays close attention to the proper application of tax laws to partnerships. The present U.S. federal income tax treatment of an investment in our common shares may be modified by administrative, legislative, or judicial interpretation at any time, and any such action may affect investments previously made. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible to meet the qualifying income exception for the company to be treated as a partnership, and not as a corporation, for U.S. federal income tax purposes, cause the company to change investments, affect the tax considerations of an investment in the company, change the character or treatment of portions of the company’s income, and adversely affect an investment in our common shares.

Legislation was proposed earlier this year that could affect the taxation of profits allocated to our manager and the taxation of certain publicly traded partnerships, which publicly traded partnerships may be like or similar to the company.  It is not possible to predict whether the proposed legislation will be enacted, and if enacted, in what form.  Senior officials of the executive and legislative branches expressed publicly an intention to continue to examine various aspects of the taxation of publicly traded partnerships and partnerships that provide investment advisory services; however, it is unclear what the scope of final legislation, if any, may be.

Risks Relating Generally to Our Businesses

Our results of operations may vary from quarter-to-quarter, which could materially adversely impact the market price of our common shares.

Our results of operations may experience significant quarterly fluctuations because of various factors, which include, among others:

•       the general economic conditions of the industry and regions in which each of our businesses operates;

•       cyclical shifts in demand and pricing for the products and services offered by certain of our businesses;

•       the general economic conditions of the customers of our businesses;

•       the cost and supply of raw materials used in our manufacturing operations;

•       the timing of our acquisitions of other businesses; and

•       industry production levels and market capacity needs.

Based on the foregoing, quarter-to-quarter comparisons of our consolidated results of operations and the results of operations of each of our businesses may materially adversely impact the market price of our common shares. In addition, historical results of operations may not be a reliable indication of future performance for our businesses.

Our businesses are or may be vulnerable to economic fluctuations as demand for their products and services tends to decrease as economic activity slows.

Demand for the products and services provided by our businesses is, and businesses we acquire in the future may be, sensitive to changes in the level of economic activity in the regions and industries in which they do business. For example, as economic activity slows the demand for paper and packaging products, such as those manufactured by Forest and CanAmPac, tends to decline. Regardless of the industry, pressure to reduce prices of goods and services in competitive industries increases during periods of general economic downturn, which may cause compression on our businesses’ financial margins. A significant economic downturn could have a material adverse effect on our businesses’ financial condition and results of operations.

Our businesses are or may be vulnerable to the cyclicality of the markets in which they operate.

Our businesses are, and businesses we acquire in the future may be, sensitive to cyclical price fluctuations in the markets for their goods and services. For example, a significant portion of the business of Forest is the manufacturing of recycled corrugated medium. There are many other suppliers of recycled corrugated medium, and those suppliers compete primarily on the basis of price. The revenues of commodity-based businesses tend to be cyclical, with periods of shortage and rapidly rising prices leading to increased production and increased industry investment until supply exceeds demand. Those periods are then typically followed by periods of reduced prices and excess and idled capacity until the cycle is repeated. Forest anticipates future periods of lower market prices for its products as the industry in which it operates continues to experience occasional downturns. As a result, Forest’s cash flows are expected to fluctuate.

Our businesses are or may be dependent upon the financial and operating conditions of their customers. If the demand for their customers’ products and services declines, demand for our businesses’ products and services will be similarly affected and could have a material adverse effect on their financial condition, business and results of operations.

The success of the products and services of our businesses’ customers in the market and the strength of the markets in which these customers and clients operate affect our businesses. Our businesses’ customers are subject to their own business cycles, thus posing risks to our businesses that are beyond our control. These cycles are unpredictable in commencement, severity and duration. Due to the uncertainty in the markets served by most of our businesses’ customers, our businesses cannot accurately predict the continued demand for their customers’ and clients’ products and services and the demands of their customers and clients for their products and services. As a result of this uncertainty, past operating results and cash flows may not be indicative of our future operating results and cash flows. If the demand for the products and services of our businesses’ customers and clients declines, demand for our businesses’ products and services will be similarly affected.

The industries in which our businesses compete or may compete are highly competitive and they may not be able to compete effectively with their competitors.

Our businesses face substantial competition from a number of providers of similar services and products. Some industries in which our businesses compete are highly fragmented and characterized by intense competition and low margins. Many of their competitors have substantially greater financial, manufacturing, marketing and technical resources, have greater name recognition and customer allegiance, operate in a wider geographic area and/or offer a greater variety of products and services. Increased competition from existing or potential competitors could result in price reductions, reduced margins and loss of market share.

The operations and research and development of some of our businesses’ services and technology depend on the collective experience of their technical employees, some of whom are members of their sales forces. If these employees were to leave our businesses, our businesses’ operations and their ability to compete effectively could be materially adversely impacted.

The future success of some of our businesses depends upon the continued service of their technical personnel who have developed and continue to develop their technology and products and work closely with customers in producing customized products. If any of these employees leave our businesses, the loss of technical knowledge and experience may materially adversely affect the operations and sales of, and research and development conducted by, our businesses. We may also be unable to attract individuals with comparable technical experience because competition for such technical personnel is intense. If our businesses are not able to replace their technical personnel with new employees with relevant technical expertise, their operations and ability to compete effectively may be materially adversely affected as they may be unable to keep up with innovations in their respective industries.

If our businesses are unable to continue the technological innovation and successful commercial introduction of new products and services, our financial condition, business and results of operations may be materially adversely affected.

The industries in which our businesses operate, or may operate, experience periodic technological changes and ongoing product and/or service improvements. The success of our businesses depends significantly on the development of commercially viable new products, product grades, applications and services, as well as production technologies and their ability to integrate new technologies. Our future growth will depend on our businesses’ ability to gauge the direction of the commercial and technological progress in all key end-use markets and upon their ability to quickly and successfully develop, manufacture and market products in such changing end-use markets. In this regard, our businesses must make ongoing capital investments.

In addition, our businesses’ customers may introduce new generations of their own products, which may require new or increased technological and performance specifications, requiring our businesses to develop customized products. Our businesses may not be successful in developing new products and technology that satisfy their customers’ demand, and their customers may not accept any of their new products. If our businesses fail to keep pace with evolving technological innovations or fail to modify their products in response to their customers’ needs in a timely manner, then their financial condition and results of operations could be materially adversely affected as a result of reduced sales of their products and sunk developmental costs.

Our businesses rely and may rely on suppliers for the timely delivery of raw materials used in manufacturing their products. Shortages of or price fluctuations in raw materials could limit our suppliers’ ability to manufacture products or delay product shipments or cause them to breach their obligations to our businesses and materially adversely affect our financial condition, business and results of operations.

If our businesses are unable to obtain adequate supplies of raw materials in a timely manner, our business, financial condition and results of operations may be materially adversely affected. Strikes, fuel shortages and delivery delays could disrupt our businesses and reduce sales and increase costs. Many of the products our businesses manufacture require one or more components that are supplied by third parties. Our businesses generally do not have any long-term supply agreements. At various times, there are shortages of some of the components that they use, as a result of strong demand for those components or problems experienced by suppliers. Suppliers of these raw materials may from time to time delay delivery, limit supplies or increase prices due to capacity constraints or other factors, which could materially adversely affect our businesses’ ability to deliver products on a timely or profitable basis. In addition, supply shortages for a particular component can delay production of all products using that component or cause cost increases in the services that our businesses provide. Our businesses’ inability to obtain these needed materials may require them to redesign or reconfigure products to accommodate substitute materials, which could slow production or assembly, delay shipments to customers, increase costs and reduce operating income. In certain circumstances, our businesses may bear the risk of periodic price increases for materials, which could increase costs and reduce operating income.

In addition, our businesses may purchase materials in advance of their requirements for such materials as a result of a threatened or anticipated shortage. In this event, they will incur additional inventory carrying costs, which costs may not be recoverable, and have a heightened risk of exposure to inventory obsolescence. If they fail to manage their inventory effectively, our businesses may bear the risk of fluctuations in the costs of materials, scrap and excess inventory.

Our businesses’ operations are subject to operational hazards and unforeseen interruptions for which they may not be adequately insured, which hazards and interruptions could materially adversely affect the operations and, as a result, the financial condition of our businesses.

There are a variety of operational risks inherent in our businesses’ production processes, all of which could cause sudden interruptions in their operations and result in material losses attributable to reduced production, substantial repair costs, property damage, environmental pollution, personal injury or death. These operational risks include equipment failures, maintenance outages, prolonged power failures, boiler explosions or other operational problems. Risk of downtime is also associated with the implementation of capital improvements.

Our businesses’ operations are also subject to risks associated with catastrophes such as fires, floods, earthquakes, hurricanes or acts of terrorism. These or other catastrophes could impact their operations by limiting the supply of products, adversely impacting their customers or the markets that they serve or causing transportation to be disrupted in ways that prevent their products from reaching customers. As with the operational risks described above, these catastrophes could reduce our businesses’ sales and adversely affect their operations.

Our businesses currently possess property, business interruption and general liability insurance, but proceeds from such insurance coverage may not be adequate to cover liabilities or expenses incurred or revenues lost. Moreover, such insurance may not be available in the future on commercially reasonable terms. There can be no assurance that our businesses will be able to obtain the levels or types of insurance that they would otherwise have obtained prior to these market changes or that the insurance coverage that they do obtain will not contain large deductibles or fail to cover certain hazards or cover all potential losses. The occurrence of any operating risks not fully covered by insurance could have a material adverse effect on our businesses’ financial condition, business and results of operations.

Our businesses are dependent on third parties to transport their products. A failure by such parties to transport our businesses’ products could materially adversely affect the earnings, sales and geographic markets of our businesses.

Our businesses are dependent on third parties for the majority of their shipping and transportation needs. If these parties fail to deliver our businesses’ products in a timely fashion (e.g., due to a lack of available trucks or drivers, labor stoppages, or traffic delays at the U.S. or Canadian borders), or if there is an increase in transportation costs (e.g., due to increased fuel costs), such factors could reduce their sales and geographic market and may have a material adverse effect on our businesses’ earnings.

Our businesses could experience fluctuations in the costs of raw materials as a result of inflation and other economic conditions, which fluctuations could have a material adverse effect on our financial condition, business and results of operations.

Changes in inflation could materially adversely affect the costs and availability of raw materials used in our manufacturing businesses, and changes in fuel costs likely will affect the costs of transporting materials from our suppliers and shipping goods to our customers. For example, for Forest, the principal raw materials consisted of recycled wastepaper and represented approximately 39.9% of its total cost of goods sold during the year ended December 31, 2006. Prices for key raw materials may fluctuate during periods of high demand. The ability of our businesses to offset the effect of increases in prices of raw materials by increasing the prices of their products is uncertain. If our businesses are unable to cover price increases of raw materials, our financial condition, business and results of operations could be materially adversely affected.

Hedging transactions may limit our businesses’ income or result in losses.

Our businesses engage in certain hedging transactions in order to limit their exposure to price fluctuations in energy resources, waste paper, interest rates, currency exchange rates and other financial market changes. For instance, our businesses may utilize instruments such as futures contracts and options on such contracts, interest rate swaps and/or swaptions to hedge against fluctuations in the prices for raw materials. Such hedging transactions do not eliminate the possibility of fluctuations in our businesses’ results of operations or prevent losses. Such hedging transactions may also limit the opportunity for income or gain if rates change favorably.

Our businesses do not have and may not have long-term contracts with their customers and the loss of customers could materially adversely affect our financial condition, business and results of operations.

Our businesses’ sales are and may be, based primarily upon individual orders with their customers. Our businesses historically have not entered into long-term supply contracts with their customers. As such, our businesses’ customers could cease using their services or buying their products at any time and for any reason. Because our businesses do not enter into long-term contracts with their customers, they will have no recourse if a customer no longer wants to use their services or purchase their products.

Damage to our businesses’ or their customers’ and suppliers’ offices and facilities could increase costs of doing business and materially adversely affect their ability to deliver their services and products on a timely basis, as well as decrease demand for their services and products.

Our businesses have offices and facilities located throughout North America. The destruction or closure of these offices and facilities or transportation services, or the offices or facilities of our customers or suppliers for a significant period of time as a result of fire, explosion, act of war or terrorism, labor strikes, trade embargoes or increased tariffs, floods, tornados, hurricanes, earthquakes, tsunamis, or other natural disasters, could increase our businesses’ costs of doing business and harm their ability to deliver their products and services on a timely basis as well as demand for their products and services.

Our businesses are and may be subject to environmental laws and regulations; complying with applicable environmental laws and regulations requires significant resources, and if our businesses fail to comply, they could be subject to substantial liability.

Some of the facilities and operations of our businesses are and may be subject to a variety of environmental laws and regulations, including laws and regulations pertaining to the handling, storage and transportation of raw materials, products and wastes, and compliance with such existing and new laws and regulations requires and will continue to require significant expenditures. Compliance with current and future environmental laws is a major consideration for our businesses as violations of these laws can lead to substantial liability, revocations of discharge permits, fines or penalties. Because some of our businesses use hazardous materials and generate hazardous wastes in their operations, they may be subject to potential financial liability for costs associated with the investigation and remediation of their own sites, or sites at which they have arranged for the disposal of hazardous wastes, if such sites become contaminated. Even if our businesses fully comply with applicable environmental laws and are not directly at fault for the contamination, our businesses may still be liable.

Although our businesses estimate their potential liability with respect to violations or alleged violations and reserve funds and obtain insurance for any such liability, such accruals may not be sufficient to cover the actual costs incurred as a result of a violation or alleged violation, which may include payment of large insurance deductibles. Additionally, if certain violations occur, premiums and deductibles for certain insurance policies may increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage.

The identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations, or other unanticipated events may arise in the future and give rise to material environmental liabilities, higher than anticipated levels of operating expenses and capital investment or, depending on the severity of the impact of the foregoing factors, costly plant relocation.

Our businesses are and may be subject to a variety of laws and regulations concerning employment, health, safety and products liability. Failure to comply with these laws and regulations could subject them to, among other things, potential financial liability, penalties and legal expenses.

Our businesses are and may be subject to various employment, health, safety and products liability laws and regulations. Compliance with these laws and regulations, which may be more stringent in some jurisdictions, is a major consideration for our businesses. Government regulators generally have considerable discretion to change or increase the regulation of our operations, or implement additional laws or regulations that could materially adversely affect our operations. Noncompliance with applicable laws and regulations and other requirements could subject our businesses to investigations, sanctions, product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. Suffering any of these consequences could materially adversely affect our financial condition, business and results of operations. In addition, responding to any action will likely result in a diversion of our manager’s and our management teams’ attention and resources from our operations.

In particular, a wholly owned subsidiary of Pangborn is a defendant in lawsuits by plaintiffs alleging that they suffer from silicosis relating to exposure to silica from products sold by that subsidiary. In each of these cases, the subsidiary is one of numerous named defendants. If Pangborn is found liable in these cases and is unable to enforce an indemnity agreement with a former owner, BP America, or to access its insurance coverage, it would have a material adverse effect on Pangborn’s business. See the section entitled “—Risks Related to Pangborn” for more information about risks related to Pangborn.

Some of our businesses are and may be operated pursuant to government permits, licenses, leases, concessions or contracts that are generally complex and may result in disputes over interpretation or enforceability. Our failure to comply with regulations or concessions could subject us to monetary penalties or result in a revocation of our rights to operate the affected business.

Our businesses, to varying degrees, rely and may rely, in the future, on government permits, licenses, concessions, leases or contracts. These arrangements are generally complex and require significant expenditures and attention by management to ensure compliance. These arrangements may result in disputes, including arbitration or litigation, over interpretation or enforceability. If our businesses fail to comply with these regulations or contractual obligations, our businesses could be subject to monetary penalties or lose their rights to operate their respective businesses, or both. Further, our businesses’ ability to grow may often require the consent of government regulators. These consents may be costly to obtain, and our businesses may not be able to obtain them in a timely fashion, if at all. Failure of our businesses to obtain any required consents could limit our ability to achieve our growth strategy.

Our businesses are subject to certain risks associated with their foreign operations or business they conduct in foreign jurisdictions.

Some of our businesses have and may have operations or conduct business in Canada and various European and Asian countries. Certain risks are inherent in operating or conducting a business in foreign jurisdictions, including:

•       exposure to local economic conditions;

•       difficulties in enforcing agreements and collecting or repatriating receivables through certain foreign legal systems;

•       longer payment cycles for foreign customers;

•       adverse currency exchange controls;

•       exposure to risks associated with changes in foreign exchange rates;

•       potential adverse changes in the political environment of the foreign jurisdictions or diplomatic relations of foreign countries with the United States;

•       withholding taxes and restrictions on the withdrawal of foreign investments and earnings;

•       export and import restrictions;

•       labor relations in the foreign jurisdictions;

•       difficulties in enforcing intellectual property rights; and

•       required compliance with a variety of foreign laws and regulations.

Labor disputes could have a material adverse effect on our businesses’ cost structure and their operations.

As of July 31, 2007, our initial businesses collectively had over 492 employees represented by unions under seven separate collective bargaining agreements, some of which will expire within the next few years. These agreements are limited to facilities or groups of employees within the facilities. A majority of these employees belong to the United Steelworkers union under separate collective bargaining agreements at four facilities in the United States. Of the existing collective bargaining agreements, the first will expire on October 31, 2007.

Our initial businesses have recorded a significant amount of goodwill and intangible assets, which may never be fully realized.

Our initial businesses collectively have, as of June 30, 2007, approximately $52.5 million of goodwill and approximately $28.3 million of intangible assets on a pro forma basis. Goodwill and intangible assets on a combined basis are approximately 25.1% of our total assets on a pro forma basis. In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, we are required to evaluate goodwill and other intangibles for impairment at least annually. Impairment may result from, among other things, deterioration in the performance of these businesses, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services sold by these businesses, and a variety of other factors. Depending on future circumstances, it is possible that we may never realize the full value of these intangible assets. The amount of any quantified impairment must be expensed immediately as a charge against our results of operations. Any future determination of impairment of a material portion of goodwill or other identifiable intangible assets could have a material adverse effect on our financial condition.

The operational objectives and business plans of one of our businesses may conflict with our or another of our businesses’ operational objectives and business plans.

Our businesses operate in different industries and face different risks and opportunities depending on market and economic conditions in their respective industries and regions. A business’ operational objectives and business plans may not be similar to our objectives and plans or the objectives and plans of another business that we own and operate. This could create competing demands for resources, such as management attention and funding needed for operations or acquisitions, in the future.

The internal controls of our initial businesses have not yet been integrated and we have only recently begun to examine the internal controls that are in place for each business. As a result, we may fail to comply with Section 404 of the Sarbanes-Oxley Act or our auditors may report a material weakness in the effectiveness of our internal control over financial reporting.

We will be required under applicable law and regulations to integrate the various systems of internal control over financial reporting of our initial businesses. Beginning with our Annual Report for the year ending December 31, 2008, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Additionally, our independent registered public accounting firm will be required to issue a report on management’s assessment of our internal control over financial reporting and a report on their evaluation of the operating effectiveness of our internal control over financial reporting.

We are evaluating our initial businesses’ existing internal controls in light of the requirements of Section 404. During the course of our ongoing evaluation and integration of the internal controls of our initial businesses, we may identify areas requiring improvement, and may have to design enhanced processes and controls to address issues identified through this review. Since our initial businesses were not subject to the requirements of Section 404 before this offering, the evaluation of existing controls and the implementation of any additional procedures, processes or controls may be costly. Our initial compliance with Section 404 could result in significant delays and costs and require us to divert substantial resources, including management time, from other activities and hire additional staff to address Section 404 requirements. In addition, under Section 404, we are required to report all significant deficiencies to our audit committee and independent auditors and all material weaknesses to our audit committee and auditors and in our periodic reports. We may not be able to successfully complete the procedures, certification and attestation requirements of Section 404 and we may have to report material weaknesses in connection with the presentation of our financial statements for the year ending December 31, 2008.

If we fail to comply with the requirements of Section 404 or if our auditors report such a significant deficiency or material weakness, the accuracy and timeliness of the filing of our annual report may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the market price of our common shares.

Risks Related to Metal

A significant decline in oil and natural gas drilling and exploration activity could reduce demand for Metal’s products, which could cause a material decrease in Metal’s sales.

Metal’s alloy mechanical tubes are utilized as part of a system of components for deep down-hole oil and natural gas extraction equipment and accounted for approximately 19.0% of gross revenues for the year ended December 31, 2006. Demand for Metal’s products depends primarily on the number of oil and natural gas wells being drilled, completed and worked over, as well as the depth and drilling conditions of these wells. The level of such activities is subject to the economics of exploration and production of oil and natural gas. Many factors, such as the supply and demand for oil and natural gas, general economic conditions, global weather patterns and global conflicts, affect these economics. As a result, future levels of drilling activity are uncertain.  If there is a significant decline in the oil and natural gas drilling and exploration activity, the demand for Metal’s products could materially decrease, resulting in lower sales.

Metal depends on a few suppliers for a significant portion of its steel and other important raw materials. The loss of any such suppliers could materially adversely affect Metal’s ability to obtain steel or other raw materials.

Historically, Metal has purchased a significant portion of its steel and other important raw materials from a small number of suppliers. The loss of any of these suppliers or interruption of production at one or more of these suppliers could materially adversely affect Metal’s ability to obtain steel and other important raw materials. In the event that Metal were to lose a key supplier, the cost of purchasing steel or other important raw materials from alternate sources could be materially higher, such alternate sources may produce raw materials of lesser or uneven quality, or Metal may encounter delays in getting necessary quantities of steel or other important raw materials to Metal’s plants. Any of the foregoing could materially adversely impact Metal’s ability to produce sufficient quantities of its products necessary to sustain its market share and, as a result, negatively impact operations.

Industry supply levels of Metal’s products could materially adversely affect its pricing and shipment volumes, which could materially reduce revenues and profits.

Industry inventory levels of Metal’s products can change significantly from period to period. This volatility can have a direct adverse effect on the demand for production of products when customers draw from inventory rather than purchase new products. Reduced demand, in turn, would likely lead to decreased revenue and pricing, which could materially adversely affect results of operations.

Revenue volume and pricing are also affected by the level of imports into North America. As the levels of imports change, Metal’s pricing and shipment volumes are affected. Significant increases in imports without an equivalent increase in demand could result in decreased revenues and reduced overall profitability.

A substantial portion of Metal’s revenues is concentrated in a small number of customers. The loss of any such customer could have a material adverse impact on Metal’s revenues.

Metal’s revenue is dependent, in large part, on significant orders from a limited number of customers. Sales to Metal’s top ten customers accounted for approximately 54.8% and 47.5% of Metal’s gross revenues during the years ended December 31, 2006 and 2005, respectively. Metal’s management believes that revenue derived from current and future key customers will continue to represent a significant portion of Metal’s total revenue. If Metal were unable to continue to secure and maintain a sufficient number of large customers, Metal’s business, operating results and financial condition could be materially adversely impacted. Moreover, Metal’s success may depend upon its ability to obtain orders from new customers, as well as the financial condition and success of its customers and general economic conditions.

Risks Related to Forest

Forest’s historical financial data may not be an accurate indicator of its future performance.

Forest’s business has been expanded through a series of recent acquisitions. As a consequence, the historical financial data included in this prospectus may not be indicative of Forest’s future performance.

Forest is subject to competition from alternative products which could result in lower profits and reduced cash flows.

The packaging market is subject to significant competition from substitute products, particularly containers made from plastic or metal. Forest may not be able to compete successfully against alternative packaging products, which could materially adversely affect Forest’s financial condition, business and results of operations.

Risks Related to CanAmPac

The availability of and prices for energy will significantly impact CanAmPac’s business.

CanAmPac uses energy, mainly natural gas and electricity, in its production processes. Energy costs are a significant portion of CanAmPac’s cost of goods sold. Historically, energy prices have fluctuated significantly, and there can be no assurance that energy prices will not increase in the future. A substantial increase in energy costs or a prolonged power disruption or energy shortage would materially adversely affect CanAmPac’s financial condition, business and results of operations.

CanAmPac’s operations are subject to operational hazards and unforeseen interruptions for which it may not be adequately insured.

CanAmPac’s profitability is driven by operating efficiency or productivity levels, achieved within CanAmPac’s manufacturing operations. Operating efficiency, in turn, is a function of equipment utilization and production scheduling. Unscheduled machinery downtime resulting from equipment failures or other factors may reduce equipment utilization and may complicate production scheduling, creating inefficiencies due to the lack of available equipment time. If CanAmPac were to experience significantly higher levels of unscheduled machinery downtime, due to the failure of its critical equipment, CanAmPac’s financial condition, business and results of operations could be materially adversely affected. CanAmPac manufactures paperboard using one paper machine in a single line production process. If CanAmPac were to experience a significant failure in its paper machine, CanAmPac’s financial condition, business and results of operations could be materially adversely affected.

CanAmPac’s competitive position relative to its competitors is subject to fluctuations in foreign exchange rates.

CanAmPac competes in a North American market, comprising principally Canada and the northeast and central United States. CanAmPac competes with both American and Canadian companies. Many of CanAmPac’s costs are paid in Canadian dollars. As a result, CanAmPac’s competitive position relative to its U.S. competitors may be materially adversely affected by increases in the value of the Canadian dollar relative to the U.S. dollar by making CanAmPac’s products relatively more expensive in constant terms. A significant and/or prolonged increase in the value of the Canadian dollar relative to the U.S. dollar would materially adversely affect CanAmPac’s financial condition, business and and results of operations.

Loss of key customer relationships could materially adversely affect CanAmPac’s financial condition, business and results of operations.

CanAmPac’s strategy involves focusing on selected market niches. As a result, CanAmPac’s customer base is relatively stable and most of its key customer relationships have been in place for over 20 years. CanAmPac’s top ten customers accounted for approximately 33.6% of its gross sales for the year ended December 31, 2006. The loss of any key customer relationship, whether as a result of competition, industry consolidation, the cessation of the customer’s business or for other reasons, could have a material adverse effect on CanAmPac’s financial condition, business and results of operations. CanAmPac generally manufactures products pursuant to customer orders, rather than long-term supply contracts. Further, customers generally may cancel their orders, change production quantities or delay production.

Risks Related to Pangborn

A subsidiary of Pangborn is a defendant in lawsuits by plaintiffs alleging that they suffer from silicosis relating to exposure to silica products sold by Pangborn. If Pangborn is found liable, it could have a material adverse effect on Pangborn’s financial condition, business and results of operations.

A wholly-owned subsidiary of Pangborn, Pangborn Corporation, is a defendant in lawsuits by plaintiffs alleging that they suffer from silicosis relating to exposure to silica from products sold by Pangborn Corporation. In each of these cases, Pangborn Corporation is one of numerous defendants. These lawsuits typically allege that these conditions resulted in part from alleged emissions from use of products manufactured by Pangborn Corporation. BP America (as successor to Carborundum) has retained all liabilities, including costs of defending claims, resulting from Pangborn’s products sold prior to the acquisition of the business in 1986. Nevertheless, Pangborn Corporation could potentially be liable for these losses or claims if BP America fails to meet its obligations pursuant to the asset purchase agreement entered into with the predecessor to Pangborn. BP America is currently handling the defense of all of the cases, and to date Pangborn has not incurred any costs with respect to these lawsuits. Consistent with the experience of other companies involved in silica-related litigation, there has been an increase in the number of asserted claims that could potentially involve Pangborn. Pangborn Corporation cannot determine its potential liability, if any, for such claims, in part because the defendants in these lawsuits are often numerous and the claims generally do not specify the amount of damages sought. In addition, bankruptcy filings of companies with silica-related litigation could increase Pangborn’s cost over time. If Pangborn Corporation is found liable in these cases and BP America fails to meet its obligations pursuant to the asset purchase agreement, it would have a material adverse effect on Pangborn’s financial condition, business and results of operations.

The success of Pangborn is largely dependent on the continued service of key management personnel of Pangborn and its operating subsidiaries.

Pangborn’s success will depend to a significant extent on its management team. Neither Pangborn nor any of its operating subsidiaries may be able to retain their existing executive officers and key personnel or be able to attract additional qualified management in the future. In addition, the success of any future acquisitions will partially depend on its ability to retain management personnel of the acquired businesses. The loss of one or more members of Pangborn’s management team or the management team could have a material adverse effect on the financial condition, business and results of operations of Pangborn.

Confidentiality agreements with suppliers may not adequately prevent disclosure of trade secrets and other proprietary information, the disclosure of which could have a material adverse effect on the financial condition business and results of operations of Pangborn.

Pangborn depends upon confidentiality agreements with its suppliers to maintain the confidentiality of its trade secrets and proprietary information relating to its technology. These measures may not afford Pangborn sufficient or complete protection, and may not afford an adequate remedy in the event of an unauthorized disclosure of its trade secrets and proprietary information. In addition, others may independently develop technology similar to Pangborn’s, otherwise avoiding the confidentiality agreements, or produce patents that would materially and adversely affect Pangborn’s financial condition, business and results of operations.

Risks Related to this Offering

There is no public market for our common shares. You cannot be certain that an active trading market or a specific share price will be established, and you may not be able to resell your common shares at or above the initial offering price.

We have applied to have our common shares listed on the Nasdaq Global Market. However, there currently is no public trading market for our common shares, and an active trading market may not develop upon completion of this offering or continue to exist if it does develop. The market price of our common shares may also decline below the initial public offering price. The initial public offering price per share was determined by agreement between us and the representative of the underwriters and may not be indicative of the market price of our common shares after our initial public offering.

If the market price of our common shares declines, you may be unable to resell your common shares at or above the initial public offering price. We cannot assure you that the market price of our common shares will not fluctuate or decline significantly, including a decline below the initial public offering price, in the future.

Future sales of common shares may affect the market price of our common shares.

We cannot predict what effect, if any, future sales of our common shares, or the availability of common shares for future sale, will have on the market price of our common shares. Sales of substantial amounts of our common shares in the public market following our initial public offering, or the perception that such sales could occur, could materially adversely affect the market price of our common shares and may make it more difficult for you to sell your common shares at a time and price which you deem appropriate. A decline in the market price of our common shares below the initial public offering price, in the future, is possible. See the section entitled “Shares Eligible for Future Sale” for more information about the circumstances under which additional common shares may be sold.

We, our directors and officers, the directors and officers of our businesses, our management team, AT Investments, AT Management and certain participants in the directed share program have agreed that, with limited exceptions, we and they will not directly or indirectly, without the prior written consent of Ferris, Baker Watts, Incorporated, on behalf of the underwriters, offer to sell, sell or otherwise dispose of any common shares they acquired in connection with this offering for a period of 180 days after the date of this prospectus.

We may issue additional debt and equity securities which are senior to our common shares as to distributions and in liquidation, which could materially adversely affect the market price of our common shares.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our shareholders. Any preferred securities, if issued by the company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your common shares and diluting your interest in us. In addition, we can change our leverage strategy from time to time without approval of holders of our common shares, which could materially adversely affect the market share price of our common shares.

Our earnings and cash distributions to our shareholders may affect the market price of our common shares.

Generally, the market price of our common shares may be based, in part, on the market’s perception of our growth potential and our current and potential future cash distributions, whether from operations, sales, acquisitions or refinancings, and on the value of our businesses. For that reason, our common shares may trade at prices that are higher or lower than our net asset value per share. Should we retain operating cash flow for investment purposes or working capital reserves instead of distributing the cash flows to our shareholders, the retained funds, while increasing the value of our underlying assets, may materially adversely affect the market price of our common shares. Our failure to meet market expectations with respect to earnings and cash distributions and our failure to make such distributions, for any reason whatsoever, could materially adversely affect the market price of our common shares.

The market price, trading volume and marketability of our common shares may, from time to time, be significantly affected by numerous factors beyond our control, which may materially adversely affect the market price of your common shares, the marketability of your common shares and our ability to raise capital through future equity financings.

The market price and trading volume of our common shares may fluctuate significantly. Many factors that are beyond our control may materially adversely affect the market price of your common shares, the marketability of your common shares and our ability to raise capital through equity financings. These factors include the following:

•       price and volume fluctuations in the stock markets generally which create highly variable and unpredictable pricing of equity securities;

•       significant volatility in the market price and trading volume of securities of companies in the sectors in which our businesses operate, which may not be related to the operating performance of these companies and which may not reflect the performance of our businesses;

•       changes and variations in our cash flows;

•       any shortfall in revenue or net income or any increase in losses from levels expected by securities analysts;

•       changes in regulation or tax law;

•       operating performance of companies comparable to us;

•       general economic trends and other external factors including inflation, interest rates, and costs and availability of raw materials, fuel and transportation; and

•       loss of a major funding source.

All of our common shares sold in this offering will be freely transferable by persons other than our affiliates and those persons subject to lock-up agreements, without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Dividend and Distribution Policy,” “The Acquisitions of and Loans to Our Initial Businesses,” “Our Manager,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and elsewhere in this prospectus contains forward-looking statements. We may, in some cases, use words such as “project,” “predict,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” or “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus are subject to a number of risks and uncertainties, some of which are beyond our control, including, among other things:

•       our ability to successfully operate our initial businesses on a combined basis, and to effectively integrate and improve any future acquisitions;

•       our ability to remove our manager and our manager’s right to resign;

•       our organizational structure, which may limit our ability to meet our dividend and distribution policy;

•       our ability to service and comply with the terms of our indebtedness;

•       our cash flow available for distribution after the closing of this offering and our ability to make distributions in the future to our shareholders;

•       our ability to pay the management fee, profit allocation and put price when due;

•       decisions made by persons who control our initial businesses, including decisions regarding dividend and distribution policies;

•       our ability to make and finance future acquisitions, including, but not limited to, the acquisitions described in this prospectus;

•       labor disputes, strikes or other employee disputes or grievances;

•       the ability of our initial businesses to satisfy their obligations under their pension funds or other defined benefit plans when due;

•       our ability to implement our acquisition and management strategies;

•       the regulatory environment in which our initial businesses operate;

•       trends in the industries in which our initial businesses operate, including advancements in technology which may make the products they produce and sell obsolete or uncompetitive;

•       operational and production costs and expenses, including the commodity prices of the raw materials used by our initial businesses and labor costs;

•       the competitive environment in which our businesses operate and the prices at which our initial businesses can sell their products;

•       changes in general economic or business conditions or economic or demographic trends in the United States and other countries in which we have a presence, including changes in exchange rates, interest rates and inflation;

•       environmental risks affecting the business or operations of our initial businesses;

•       our and our manager’s ability to retain or replace qualified employees of our initial businesses and our manager;

•       the implementation, costs and effects of legal and administrative proceedings, settlements, investigations and claims; and

•       extraordinary or force majeure events affecting the business or operations of our initial businesses.

Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. A description of some of the risks that could cause our actual results to differ appears under the section “Risk Factors” and elsewhere in this prospectus. Additional risks of which we are not currently aware or which we currently deem immaterial could also cause our actual results to differ.

In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this prospectus may not occur. These forward-looking statements are made as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements after the completion of this offering, whether as a result of new information, future events or otherwise, except as required by law.

Market Data

In this prospectus, we rely on and refer to information and statistics regarding market data and the industries of our initial businesses that are obtained from internal surveys, market research, independent industry publications, the experience of our manager and its affiliates within their respective industries and other publicly available information, including information regarding public companies. The market data used in this prospectus has been prepared for other purposes. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of                   common shares in this offering will be approximately $176.7 million (or approximately $203.2 million if the underwriters’ overallotment option is exercised in full) after deducting underwriting discounts and commissions (including a financial advisory fee) of approximately $13.3 million (or approximately $15.3 million if the underwriters’ overallotment option is exercised in full), but without giving effect to the payment of fees, costs and expenses for this offering of approximately $6.6 million. In addition, each of the private placement participants have agreed to collectively purchase in separate private placement transactions to close in conjunction with the closing of this offering a number of common shares in the company having an aggregate purchase price of approximately $42.3 million at a per share price equal to the initial public offering price.

The table below summarizes the expected sources of the net proceeds from this offering, the separate private placement transactions and the initial borrowing under our proposed third-party credit facility:

Sources of Funds
($ in thousands)
Net proceeds from initial public offering	$176,700
Proceeds from private placement transactions	42,252
Proceeds from initial borrowing under our proposed third-party credit facility	40,206
Cash on hand at Metal	1,467
Total Sources	$260,625

We intend to use the above proceeds to:

•       pay approximately $253.4 million, comprised of $250.6 million in cash and $2.8 million in non-voting preferred stock of our acquisition subsidiaries, to acquire the equity interests of our initial businesses on a debt free basis, with the exception of a financing lease obligation of approximately $11.1 million at Forest. Approximately $173.9 million of the $253.4 million will represent loans to our acquisition subsidiaries, which includes a charge of approximately $5.6 million in origination fees. Our acquisition subsidiaries will loan approximately $168.3 million to our initial businesses. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for further information on loans to our initial businesses;

•       pay, through our subsidiaries, approximately $6.6 million in fees, costs and expenses we incur in connection with this offering; and

•       pay approximately $3.5 million in fees associated with a proposed third-party credit facility.

In addition, Metal, Forest, CanAmPac and Pangborn will use approximately $           million, $           million, $           million and $          million, respectively, of the loan proceeds to pay members of their management team and to terminate existing equity incentive plans, which includes phantom units for Metal, Forest and CanAmPac, currently in place. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information about the terms of the existing loans for each business. See the sections entitled “The Acquisitions of and Loans to Our Initial Businesses” and “Certain Relationships and Related Persons Transactions” for information about the acquisition of our initial businesses.

DIVIDEND AND DISTRIBUTION POLICY

Our board of directors intends to declare and pay a regular quarterly cash distribution on all outstanding common shares. Our board of directors intends to declare and pay an initial quarterly distribution for the first full fiscal quarter ending                   , 2007 of approximately $0.2625 per share and an initial distribution equal to the amount of the initial quarterly distribution, but pro rated for the period from the completion of this offering to                         , 2007. The initial distribution will be paid to holders of record of the common shares, as determined by our board of directors, together at the time that the initial quarterly distribution is paid. Our board of directors intends to set this initial quarterly distribution on the basis of the current results of operations of our initial businesses and other resources available to the company, including the proposed third-party credit facility, and the desire to provide sustainable levels of distributions to our shareholders.

Our distribution policy is based on the cash flows of our businesses and our intention to provide sustainable levels of distributions to our shareholders. If our strategy is successful, we expect to maintain the current level of our distribution to shareholders and to increase that level in the future.

The declaration and payment of our initial distribution, our initial quarterly distribution and any future distributions will be subject to the approval of our board of directors, which will include a majority of independent directors. Our board of directors will take into account such matters as general business conditions, our financial condition, results of operations, capital requirements and any contractual, legal and regulatory restrictions on the payment of distributions by us to our shareholders or by our subsidiaries to us, and any other factors that our board of directors deems relevant. However, even in the event that our board of directors were to decide to declare and pay distributions, our ability to pay such distributions may be adversely impacted due to unknown liabilities, government regulations, financial covenants of the debt of the company, funds needed for acquisitions and to satisfy short- and long-term working capital needs of our businesses, if our initial businesses do not generate sufficient cash flow to support the payment of such distributions, or applicable law. In particular, we may incur debt in the future to acquire new businesses, which debt will have substantial debt commitments, which must be satisfied before we can make distributions. These factors could affect our ability to continue to make distributions.

We may use cash flow from our initial businesses, the capital resources of the company, including borrowings under the company’s proposed third-party credit facility, or a reduction in equity to pay a distribution. See the section entitled “Material U.S. Federal Income Tax Considerations” for more information about the tax treatment of distributions to our shareholders.

Estimated Pro Forma Cash Flow Available for Distribution for the Year Ended December 31, 2006 and the Six Month Period Ended June 30, 2007

We believe that if we had completed this offering on January 1, 2006, our estimated pro forma cash flow available for distribution for the year ended December 31, 2006 and the six month period ended June 30, 2007, based on our pro forma condensed combined financial statements for the year ended December 31, 2006 and the six month period ended June 30, 2007, would have been approximately $24.3 million and $11.9 million, respectively.

The estimated pro forma cash flow available for distribution for the year ended December 31, 2006 and the six month period ended June 30, 2007 is based on pro forma condensed combined financial statements, which include certain assumptions and considerations. These pro forma condensed combined financial statements do not reflect any internal growth in the cash flows of our businesses from the period covered until the date of this offering. In addition, these pro forma condensed financial statements do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash flow available for distribution is a cash accounting concept, while our pro forma condensed combined financial statements have been prepared on an accrual basis. As a result, you should only view the amount of pro forma estimated cash flow available for distribution as a general indication of the amount of cash we believe would have been available for distribution that we might have generated had we owned our initial businesses during these periods. No assurance can be given that the estimated pro forma cash flow available for distribution presented in the prospectus will actually be produced or, to the extent it is produced, will be sufficient to make the initial distribution and the initial quarterly distribution or distributions in subsequent quarters.

Our estimated pro forma cash flow available for distribution also includes certain other adjustments, assumptions and considerations and reflects the amount of cash that we believe would have been available for distribution to our shareholders subject to the assumptions described in the table below. The pro forma cash flow available for distribution as of and for the year ended December 31, 2006 and as of and for the six month period ended June 30, 2007 include a management fee expense of approximately $5.3 million and approximately $2.7 million, respectively, to be paid to our manager pursuant to the management services agreement. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Management Fee” for more information about the management fee to be paid to our manager. The estimated management fee expense is reflected in our pro forma financial statements for the year ended December 31, 2006 and the six month period ended June 30, 2007.

The following table sets forth our calculation of the estimated pro forma cash flow available for distribution for the year ended December 31, 2006 and the six month period ended June 30, 2007.

	Year ended December 31, 2006	Six month period ended June 30, 2007
	($ in thousands)
Cash Flow Available for Distribution
Net income per pro forma income statement	$4,504	$1,789
Adjustments to reconcile pro forma net income to pro forma net cash provided by operating activities:
Depreciation and amortization	19,488	9,746
Amortization of deferred financing fees included as a component of interest expense	675	338
Minority interests	76	29
Annual cash payment for financing lease obligation, net of amount included as a component of interest expense(1)	(366)	(183)
Deferred income taxes	1,945	652
Commitment fee on third-party credit facility(2)	1,385	761
Severance pay(3)	507	740
Loss (income) on discontinued operations(4)	241	(7)
Non-cash Ivex purchase accounting adjustments(5)	214	—
Non-cash CanAmPac purchase accounting adjustments(6)	1,694	—
Non-cash restructuring charge(7)	—	1,508
Pro forma net cash provided by operating activities	30,363	15,373
Preferred dividend	(70)	(35)
Less maintenance capital expenditures:(8)
Metal	(452)	(100)
Forest	(2,299)	(1,150)
CanAmPac	(480)	(740)
Pangborn	(230)	(169)
Estimated incremental general and administrative costs	(2,500)	(1,250)
Estimated pro forma cash available for distribution	$24,332	$11,929

Estimated pro forma cash used for distributions(9)	$16,258	$8,129

(1)             Near the end of December 2006, Forest sold and leased back two properties used by its manufacturing facilities. An adjustment was recorded to reduce the cash flow available for distribution by the additional cash that would have been disbursed for the financing obligation had the financing obligation transaction occurred on January 1, 2006.

(2)    Represents the commitment fee on the unused portion of the proposed third-party credit facility.

(3)             Balance represents severance pay to certain salaried and hourly employees who were terminated at CanAmPac during January 2006.

(4)             Forest discontinued a unit of its recycled paper recovery business which is included as a discontinued operation in its financial statements for the year ended December 31, 2006.

(5)             Forest recorded a non-cash adjustment in its 2006 financial statements with respect to its purchase accounting for the September 2005 Ivex acquisition.

(6)             Represents non-cash purchase accounting adjustments which reduced CanAmPac net income for the year ended December 31, 2006.

(7)             In June 2007, Forest’s management determined to close Forest’s Monroeville, Ohio, manufacturing facility.

(8)             Balance represents maintenance capital expenditures that were funded from operating cash flow and excludes approximately $2.6 million and approximately $589 of growth capital expenditures for the year ended December 31, 2006 and the six month period ended June 30, 2007, respectively.

(9)             Balance calculated assuming quarterly distributions of $0.2625 per share and 15,483,467 shares outstanding.

This calculation is an estimate of the cash flow available for distribution to shareholders on a pro forma basis for the year ended December 31, 2006 and the six month period ended June 30, 2007 had this offering and the separate private placement transactions been consummated on January 1, 2006. It does not include any profit allocation with respect to the allocation shares held by our manager, as no trigger event has occurred, or would have occurred on a pro forma basis, during such period.

The above calculation of cash flow available for distribution does not include any amounts attributable to profit allocation to be paid to our manager as holder of the allocation shares. Profit allocation, which is comprised of distribution-based profit allocation and equity-based profit allocation will be calculated annually and, if all relevant conditions are satisfied and subject to all applicable limitations, will be paid in arrears after the end of each fiscal year. Due to the various factors involved in the calculation of the profit allocation such as the distributions we pay to our shareholders, the earnings of our businesses and the market value of common shares then outstanding and the degree of uncertainty with respect to the satisfaction of the conditions triggering profit allocation to be paid to our manager, the amount of profit allocation cannot be calculated with any degree of certainty. See the section entitled “Our Manager – Our Manager as an Equity Holder – Manager’s Profit Allocation” for further information concerning the profit allocation to be paid to our manager.

Restrictions on Distribution Payments

We are a holding company with no operations. We will be dependent upon the ability of our businesses to generate cash flow and to make distributions to us in the form of interest and principal payments on indebtedness and distributions on equity to enable us to, first, satisfy our financial obligations including payments under our proposed third-party credit facility, the management fee, profit allocation and put price, and, second, make distributions to our shareholders. There is no guarantee that we will make quarterly distributions, including the initial distributions we project to make, following this offering. Our ability to make quarterly distributions may be subject to or limited by certain factors, events or restrictions, including:

•       the operating results of our businesses which are impacted by factors outside of our control including competition, inflation and general economic conditions;

•       the ability of our businesses to make distributions to us, which may be subject to limitations under laws of the jurisdictions in which they are incorporated or organized;

•       insufficient cash to pay distributions due to increases in our general and administrative expenses, including our quarterly management fee, principal and interest payments on our outstanding debt, tax expenses or working capital requirements;

•       the obligation to pay our manager a profit allocation;

•       the obligation to pay our manager the put price pursuant to the supplemental put agreement;

•       our board of directors’ election to keep a portion of the operating cash flow in our businesses or to use such funds for the acquisition of new businesses;

•       restrictions on distributions under our proposed third-party credit facility which may contain financial tests and covenants that we will have to satisfy in order to make distributions;

•       possible future issuances of debt or debt-like financing arrangements that are secured by all or substantially all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or interests, which obligations will have priority over our cash flow; and

•       in the future, the company may issue other securities, including equity or debt-like securities, and holders of such other securities may have a preference with respect to distributions, which could limit our ability to make distributions to our shareholders.

If, as a consequence of these various restrictions, we are unable to generate sufficient distributions from our businesses, our board of directors may not be able to declare, or may have to delay or cancel payment of, distributions to our shareholders.

Because our board of directors intends to declare and pay regular quarterly cash distributions on all outstanding common shares, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. We expect that we will rely upon external financing sources, including issuances of debt or debt-like financing arrangements and the issuance of debt and equity securities, to fund our acquisitions and capital expenditures. As a result, to the extent we are unable to finance growth externally, the decision of our board of directors to declare and pay regular quarterly distributions will significantly impair our ability to grow.

Our decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond our control. Therefore, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financings. Likewise, holders of our common shares may be diluted pursuant to additional equity issuances.

THE ACQUISITIONS OF AND LOANS TO OUR INITIAL BUSINESSES

The terms and conditions of the purchase agreements and the related documents pursuant to which the company’s subsidiaries will acquire our initial businesses, which agreements and documents are collectively referred to as the purchase agreements in this prospectus, were negotiated among parties affiliated with or related to the selling groups, the AH Group and our manager in the overall context of the offering. The terms and conditions so negotiated relate to, among others, the acquisition prices of our initial businesses and the representations, warranties and indemnities to be provided by the selling groups in connection with or following the acquisitions of our initial businesses.

The terms and conditions of the loan agreements pursuant to which the company will make loans indirectly to our initial businesses were negotiated among parties affiliated with or related to the selling groups, the AH Group and our manager in the overall context of the offering. The terms and conditions so negotiated relate to, among others, the nature of such loans, the aggregate principal amount of such loans, the interest rate terms of such loans and the repayment terms and schedules of such loans.

Some of our directors and executive officers are members or affiliates of members of the selling groups. See the section entitled “Principal Shareholders/Share Ownership of Directors and Executive Officers—Our Initial Businesses” for more information about the beneficial ownership of our directors and executive officers in our initial businesses prior to the acquisitions thereof.

Background

This offering and transactions contemplated in this prospectus are the result of our management team’s consideration of various means by which it could, in general, continue to manage our initial businesses while augmenting its ability to raise capital for this purpose and possible future acquisitions of other businesses without seeking additional private investments. Our management team determined that the structure and transactions discussed in this prospectus were the most efficient and effective means by which to achieve this goal. In essence, the structure represents a modified management buy-out structure—one in which our management team creates a public vehicle to allow them to access the public capital markets to raise the necessary capital to conduct both the acquisitions of our initial businesses and the future acquisitions of other businesses, while at the same time allowing it to continue to oversee the management and operations of our initial businesses independent of the selling groups, notwithstanding the investment in our common shares by certain members of the selling groups of approximately $             million. In addition, certain members of our management team will invest approximately $             million in our common shares at a per share price equal to the initial public offering.

Once identified by our management team, the proposed structure and related transactions were presented to representatives of the selling groups. After due consideration, members of the selling groups informed the management team that they would be receptive to selling our initial businesses subject to mutually agreeable terms and conditions. After initially agreeing to the concept of selling our initial businesses and, notwithstanding the relationship between our management team and the selling groups, the terms and conditions of this offering and the related transactions have been the subject of on-going negotiations between our management team, representing our interests, and representatives of each of the selling groups. These on-going negotiations have related to issues including, among others, the amount of the purchase price for each of our initial businesses and the terms and conditions of the purchase agreements, the amount of investment in our common shares by members of the selling groups, and our management team’s continuing ability to identify and negotiate the acquisition of and manage other investments on behalf of members of the selling groups.

The results of these negotiations are represented by our structure and the terms and conditions of the transactions described in this prospectus. Further, based on these negotiations in the overall context of this offering and the related transactions and the terms and conditions of the purchase agreements, our independent directors believe the purchase price of each of our initial businesses represents a fair value for such initial business. The company has entered into letters of intent in connection with the proposed acquisitions. An overview of the terms and conditions relating to the acquisitions in the context of this offering is discussed in more detail below.

In order to consummate the acquisitions of our initial businesses, we established acquisition subsidiaries through which we will acquire our initial businesses. Prior to the acquisition of our initial businesses, certain of our directors also served as the directors of each of our acquisition subsidiaries. In conjunction with the closing of this offering, those directors will resign as directors of each of the acquisition subsidiaries and the members of the boards of managers of each of our respective initial businesses will be appointed as directors of the applicable acquisition subsidiary. Following such resignations and appointments, the managers of Metal Resources LLC will serve as the directors of Atlas Metal Acquisition Corp., the managers of Forest Resources LLC will serve as the directors of Atlas Forest Acquisition Corp., the managers of CanAmPac ULC will serve as the directors of Atlas CanAmPac Acquisition Corp. and the managers of Capital Equipment Resources LLC will serve as the directors of Atlas Pangborn Acquisition Corp.

Overview

The company will use a portion of the net proceeds from this offering, the separate private placement transactions and the initial borrowing under our proposed third-party credit facility to acquire, through its acquisition subsidiaries, our initial businesses from the selling groups, as follows:

•       all of the equity interests in Metal from the members of the Metal selling group;

•       all of the equity interests in Forest from the members of the Forest selling group;

•       all of the equity interests in CanAmPac from the members of the CanAmPac selling group; and

•       all of the equity interests in Pangborn from the members of the Pangborn selling group.

See the section entitled “Certain Relationships and Related Persons Transactions” for more information about the selling groups, including members of the AH Group that are directly or indirectly members of the selling groups.

In order to capitalize our acquisition subsidiaries for purpose of acquiring the initial businesses, the company will use a portion of the net proceeds from this offering, the separate private placement transactions and the initial borrowing under our proposed third-party credit facility to make loans and revolving financing commitments as follows:

•       Metal—We intend to capitalize Atlas Metal Acquisition Corp. for purposes of acquiring the equity interests in Metal and making loans to Metal by making an equity investment of approximately $30.9 million therein and providing term loans of approximately $60.0 million. We also intend to provide a $20.0 million financing commitment pursuant to a revolving credit facility. The full amount of the term loans and approximately $3.0 million of the revolving loan commitment, totaling approximately $63.0 million, will be funded in conjunction with the closing of this offering;

•       Forest—We intend to capitalize Atlas Forest Acquisition Corp. for purposes of acquiring the equity interests in Forest and making loans to Forest by making an equity investment of approximately $21.2 million therein and providing term loans of approximately $53.3 million. We also intend to provide a $21.0 million financing commitment pursuant to a revolving credit facility. The full amount of the term loans and approximately $4.9 million of the revolving loan commitment, totaling approximately $58.2 million, will be funded in conjunction with the closing of this offering;

•       CanAmPac—We intend to capitalize Atlas CanAmPac Acquisition Corp. for purposes of acquiring the equity interests in CanAmPac and making loans to CanAmPac by making an equity investment of approximately $21.5 million therein and providing term loans of approximately $35.0 million. We also intend to provide a $16.5 million financing commitment pursuant to a revolving credit facility. The full amount of the term loans and approximately $3.5 million of the revolving loan commitment, totaling approximately $38.5 million, will be funded in conjunction with the closing of this offering; and

•       Pangborn—We intend to capitalize Atlas Pangborn Acquisition Corp. for purposes of acquiring the equity interests in Pangborn and making loans to Pangborn by making an equity investment of approximately $8.8 million therein and providing term loans of approximately $13.0 million. We also intend to provide a $5.0 million financing commitment pursuant to a revolving credit facility. The full amount of the term loans and approximately $1.2 million of the revolving loan commitment, totaling approximately $14.2 million, will be funded in conjunction with the closing of this offering.

The acquisition of and the making of the loans to each of our initial businesses will be conditioned upon the closing of this offering. Each of the loans is discussed in more detail below. The terms, including pricing, and conditions of the purchase agreements were reviewed and approved by the independent directors of the company, the directors of our acquisition subsidiaries, and the special committees that were formed to oversee the sale of the initial businesses on behalf of the selling groups. The composition of the management teams of each of our initial businesses will remain the same following the acquisition thereof.

Likewise, the terms and conditions of the loan agreements were reviewed and approved by our independent directors and the members of the board of managers of each of our initial businesses who are not affiliated with either our management team or our board of directors. While this process of review and approval is designed to ensure that the terms of the loans will be fair to our initial businesses, it is not necessarily designed to protect you. The company believes that the terms and conditions of the loans will be substantially similar to those that our initial businesses would be able to obtain from unaffiliated third parties. In addition, the company believes that the terms of the loans will be fair and reasonable given the leverage and risk profiles of each of our initial businesses.

Although our board of directors received an opinion from Duff & Phelps, LLC, an independent financial advisory and investment banking firm, regarding the analysis of the fairness, from a financial point of view only, of the respective acquisition prices to be paid by the company (through its acquisition subsidiaries) for all of the equity interests of each of the four initial businesses to be acquired by the company (through its acquisition subsidiaries) upon the consummation of this offering (on an individual basis only) and, notwithstanding that the purchase agreements were approved by a majority of our independent directors, the directors of our acquisition subsidiaries, and the special committees that were formed to oversee the sale of the initial businesses on behalf of the selling groups, the purchase agreements were negotiated in the overall context of this offering among the selling groups, our initial businesses and their representatives, on the one hand, and our manager, our executive officers and their representatives, on the other hand, some of whom are affiliated or which otherwise have relationships with each other. In addition, although the loan agreements were approved by a majority of our independent directors and the members of the boards of managers of each of our initial businesses who are not affiliated with our management team or our board of directors, the loan agreements were negotiated in the overall context of this offering among parties who are affiliated or which otherwise have relationships with each other. See the section entitled “Certain Relationships and Related Persons Transactions” for more information.

Metal

The company expects to use approximately $93.9 million of the net proceeds from this offering, the separate private placement transactions and the initial borrowing under our proposed third-party credit facility to capitalize Atlas Metal Acquisition Corp. for the purpose of acquiring the equity interests in

Metal and making loans to Metal. Of this amount, approximately $31.5 million will represent our equity capitalization of Atlas Metal Acquisition Corp., approximately, $60.0 million will represent term loans made to Atlas Metal Acquisition Corp. and, subject to certain adjustments, approximately $3.0 million will represent loans made to Atlas Metal Acquisition Corp. pursuant to a revolving credit facility. Of the approximately $3.0 million drawn on the revolving credit facility, approximately $2.0 million will be used to pay origination fees for the establishment of the term loans and the revolving credit facility, with the balance of such amount being used to pay expected adjustments in the purchase price for Metal or to make additional loans to Metal. We expect that Atlas Metal Acquisition Corp. will have aggregate borrowings pursuant to the term loans and revolving credit facility of approximately $63.0 million following the closing of its acquisition of Metal.

After giving effect to the distribution by Metal of its excess cash to the members of the Metal selling group, we expect that the members of the Metal selling group will receive, collectively, approximately $      million for the sale of Metal to Atlas Metal Acquisition Corp., with approximately:

•       $      million of such amount being paid, collectively, to members of the AH Group in connection with the sale of their interests in Metal;

•       $      million of such amount being paid, collectively, to our management team (other than members of the AH Group) in with connection the sale of their interests in Metal;

•       $      million of such amount being paid, collectively, to our directors (other than members of the AH Group and our management team) in connection with the sale of their interests in Metal; and

•       $      million of such amount being paid, collectively, to members of the officers and directors of Metal (exclusive of the individuals and entities identified above) in connection with the sale of their interests in Metal.

Acquisition of Metal

Atlas Metal Acquisition Corp. expects to use approximately $91.9 million in cash and $900,000 of its Series A preferred stock to acquire all of the outstanding equity interests of Metal and to make a loan to Metal.  Of such $91.9 million in cash, approximately $60.0 million will be loaned to Metal to, among other things, repay outstanding indebtedness of Metal and any associated prepayment penalties. Metal will also use approximately $     million of the loan proceeds to pay certain members of its management amounts due under its phantom unit program, which will be terminated as part of the acquisition of Metal. The balance of such $91.9 million in cash, subject to certain purchase price adjustments, will be paid to the members of the Metal selling group.  In conjunction with the closing of the acquisition, the Series A preferred stock will be sold to an unaffiliated third-party for $900,000.

As of July 31, 2007, the issued and outstanding equity interests of Metal consisted of:

•       400,000 Series A preferred units, 400,000 Series A-1 preferred units, 400,000 Series B preferred units, 259,261 Series D preferred units; and

•       258,484 common units.

As of July 31, 2007, Metal had approximately 20 holders of record. The rights of the holders of preferred and common units are substantially identical except that the preferred units are entitled to an annual 7.0% cumulative preferred return on the undistributed liquidation preference equal to the original price paid per unit, plus unpaid preferred returns less distributions as defined in the Metal Resources LLC Agreement.

The purchase agreement will require that, as a condition to closing, Metal will use the proceeds from Atlas Metal Acquisition Corp. to pay its outstanding indebtedness, which is approximately $11.7 million at June 30, 2007, and any associated prepayment penalties. In addition, at closing and after giving effect to the loan proceeds from Atlas Metal Acquisition Corp., Metal will be required to distribute its excess cash, in excess of a minimum cash balance, to members of the Metal selling group.

The purchase agreement will provide that, at closing, the purchase price for Metal will be subject to adjustment based on net working capital, the remaining cash of Metal after distribution of excess cash, the amounts of indebtedness outstanding at closing and the value of certain assets of Metal.  With respect to net working capital adjustment on the closing date, the purchase price will be increased if the estimated net working capital of Metal as of the closing of the acquisition exceeds an agreed-upon range, or decreased if such net working capital is less than such agreed-upon range (with the adjustment, in either case, to be in an amount equal to the difference between such estimated net working capital and the mid-point of such agreed-upon range). The purchase agreement will further require a post-closing adjustment 45 days after closing based on the same factors. With respect to the post-closing net working capital adjustment, the purchase price will be increased if the actual net working capital of Metal as of the closing of the acquisition exceeds an agreed-upon range, or decreased if such net working capital is less than such agreed-upon range (with the adjustment, in either case, to be equal to the amount of difference between the actual net working capital as of the closing and the top point of such range or the bottom point of such range, as the case may be).

The purchase agreement will contain customary representations, warranties and covenants for the company’s benefit and provide the company with certain rights to receive indemnification. See the section entitled “ – Additional Acquisition Terms” for a description of the formula for determining net working capital and the agreed-upon range and a detailed discussion of the terms and provisions of the purchase agreement.

Term Loans

In order to fund the loan to Metal, the company will make term loans to Atlas Metal Acquisition Corp. of approximately $60.0 million, consisting of a Tranche A term loan in the principal amount of approximately $30.0 million and a subordinated debt term loan in the principal amount of approximately $30.0 million. The proceeds of the term loans will be used in connection with the acquisition of Metal. Such proceeds and proceeds for the equity investment of Atlas Metal Acquisition Corp. will be used to repay the outstanding indebtedness of Metal, which is approximately $11.7 million at June 30, 2007, and any associated prepayment penalties, with the remaining balance of such proceeds being distributed, along with the excess cash of Metal, to the members of the Metal selling group prior to the closing of the acquisition of Metal. Interest on the Tranche A term loan will initially accrue at the per annum rates of LIBOR plus 3.5% (or a substantially equivalent rate based on the prime rate), and will be due and payable quarterly in arrears on the last day of each quarter. Interest on the subordinated debt term loan will initially accrue at the per annum rate of 14.0% and will be due and payable quarterly in arrears on the last day of each quarter. The Tranche A term loan will amortize at $50,000 per quarter, in arrears, and the subordinated debt term loan will not amortize during the term of the loan. The aggregate principal amount outstanding and accrued and unpaid interest for each of the Tranche A term loan and the subordinated debt term loan will mature five years from the date of funding thereof and, in each case, will be pre-payable at any time at the option of Atlas Metal Acquisition Corp., subject to a pre-payment premium of 5.0% in year one, 4.0% in year two, 3.0% in year three and 2.0% in year four, in each case, of the aggregate principal amount prepaid. The credit agreement will contain customary covenants and events of default. The covenants will require Atlas Metal Acquisition Corp. to maintain, among other things, an agreed-upon level of coverage against a number of measures, including the ratio of senior and total debt to EBITDA, as well as the level of EBITDA to fixed charges. In the event of a default by Atlas Metal Acquisition Corp., the interest rate otherwise applicable to the borrowings by Atlas Metal Acquisition Corp., under the credit agreement will be increased by an additional 2.0% per annum.

The aggregate principal amount of the term loans may be adjusted to give effect to payments made by or other borrowings of Metal from June 30, 2007 until the closing of this offering, and may be adjusted to achieve a specific leverage after the closing of the acquisition of Metal.

The term loans to Atlas Metal Acquisition Corp. will be secured by all of the assets and properties of Atlas Metal Acquisition Corp. The Tranche A term loan will rank senior to all forms of indebtedness of Atlas Metal Acquisition Corp. except for the revolving credit facility, to which it will rank pari passu. The subordinated debt term loan will rank junior to all forms of indebtedness of Atlas Metal Acquisition Corp. except for forms of indebtedness, which by their terms, specify that they will rank pari passu with, or junior to, the subordinated debt term loan.

In connection with the extension of the term loans, Atlas Metal Acquisition Corp. will pay to the company an origination fee equal to 2.5% of the aggregate principal amount of term loans.

Revolving Loan

The company will, pursuant to a revolving credit facility, make available to Atlas Metal Acquisition Corp. a revolving loan commitment of approximately $20.0 million. At the closing of the acquisition, approximately $3.0 million will be drawn down from the revolving credit facility, with approximately $2.0 million to be used to pay origination fees for the establishment of the term loans and the revolving credit facility and the balance of such amount being used to pay expected adjustments in the purchase price for Metal. Additional amounts may be drawn on the revolving credit facility to the extent necessary to pay additional purchase price adjustments or to make additional loans to Metal. Interest on the aggregate principal amount outstanding under the revolving credit facility will initially accrue at a rate of LIBOR plus 2.5% per annum (or a substantially equivalent rate based on the prime rate) and will be payable monthly in arrears on the last day of each calendar month. In addition, Atlas Metal Acquisition Corp. will be charged a commitment fee equal to 0.5% per annum on the unused balance of the revolving loan commitment amount, payable monthly in arrears on the last day of each calendar month. The revolving loan commitment will expire, and all revolving loans will mature five years after the effective date of the commitment, but such revolving loan will be pre-payable, without premium or penalty, at any time at the option of Atlas Metal Acquisition Corp.. The revolving credit facility will contain customary covenants and events of default. The revolving credit facility will replace an existing revolving credit facility provided by a third-party lending group. Atlas Metal Acquisition Corp. will use this revolving credit facility to finance the working capital needs of Metal and for general corporate purposes.

The revolving loan commitment may be adjusted to give effect to payments made by or other borrowings of Metal from June 30, 2007 until the closing of this offering, and may be adjusted to achieve a specific leverage after the closing of the acquisition of Metal.

The revolving credit facility will rank senior to all forms of indebtedness of Atlas Metal Acquisition Corp. except for the Tranche A term loan, to which it will rank pari passu. Atlas Metal Acquisition Corp. will pay the company a monthly collateral management fee of approximately $1,000 payable in arrears on the last day of each calendar month.

At the closing of the revolving credit facility, Atlas Metal Acquisition Corp. will pay to the company an origination fee equal to 2.5% of the aggregate principal amount of the revolving loan commitment.

Forest

The company expects to use approximately $79.4 million of the net proceeds from this offering, the separate private placement transactions and the initial borrowing under our proposed third-party credit facility to capitalize Atlas Forest Acquisition Corp. for the purpose of acquiring the membership interests in Forest and making loans to Forest. Of this amount, approximately $20.2 million will represent our equity capitalization of Atlas Forest Acquisition Corp., approximately, $53.3 million will represent term loans made to Atlas Forest Acquisition Corp. and, subject to certain adjustments, approximately $4.9 million will represent loans made to Atlas Forest Acquisition Corp. pursuant to a revolving credit facility.  Of the approximately $4.9 million drawn on the revolving credit facility, approximately $1.9 million will be used to pay origination fees for the establishment of the term loans and the revolving credit facility, with the balance of such amount being used to pay expected adjustments in the purchase price for Forest or to make additional loans to Forest.  We expect that Atlas Forest Acquisition Corp. will have aggregate borrowings pursuant to the term loans and revolving credit facility of approximately $58.2 million following the closing of its acquisition of Forest.

After giving effect to the distribution by Forest of its excess cash to the members of the Forest selling group, we expect that the members of the Forest selling group will receive, collectively, approximately $     million for the sale of Forest to Atlas Forest Acquisition Corp., with approximately:

•       $      million of such amount being paid, collectively, to members of the AH Group in connection with the sale of their interests in Forest;

•       $      million of such amount being paid, collectively, to our management team (other than members of the AH Group) in with connection the sale of their interests in Forest;

•       $      million of such amount being paid, collectively, to our directors (other than members of the AH Group and our management team) in connection with the sale of their interests in Forest; and

•       $      million of such amount being paid, collectively, to members of the officers and directors of Forest (exclusive of the individuals and entities identified above) in connection with the sale of their interests in Forest.

Acquisition of Forest

Atlas Forest Acquisition Corp. expects to use approximately $77.5 million in cash and $1.0 million of its Series A preferred stock to acquire all of the outstanding equity interests of Forest and to make a loan to Forest. Of such $77.5 million in cash, approximately $56.3 million will be loaned to Forest to repay outstanding indebtedness of Forest and to pay any associated prepayment penalties. Forest will also use approximately $     million of the loan proceeds to pay certain members of its management amounts due under its phantom unit program, which will be terminated as part of the acquisition of Forest. The balance of such $77.5 million in cash, subject to certain purchase price adjustments, will be paid to the members of the Forest selling group. In conjunction with the closing of the acquisition, the Series A preferred stock will be sold to an unaffiliated third-party for $1.0 million.

As of July 31, 2007, the issued and outstanding equity interests of Forest consisted of:

•       200,000 Series B participating preferred units;

•       44,287 Series C participating preferred units; and

•       211,105 common units.

As of July 31, 2007, Forest had approximately 28 holders of record. The rights of the holders of Series B and C participating preferred units and common units are substantially identical except that the Series B and C participating preferred units are entitled to a preferential distribution equal to an annual cumulative dividend of 8.0% on the liquidation value. In addition, the Series C participating preferred units have a priority for distributions.

The purchase agreement will require that, as a condition to closing, Forest will use the proceeds from Atlas Forest Acquisition Corp. to pay its outstanding indebtedness, which is approximately $56.8 million at June 30, 2007, and any associated prepayment penalties. In addition, at closing and after giving effect to the loan proceeds from Atlas Forest Acquisition Corp., Forest will be required to distribute its excess cash, in excess of a minimum cash balance, to members of the Forest selling group.

The purchase agreement will provide that, at closing, the purchase price for Forest will be subject to adjustment based on net working capital, the remaining cash of Forest after distribution of excess cash, the amounts of indebtedness outstanding at closing and the value of certain assets of Forest.  With respect to net working capital adjustment on the closing date, the purchase price will be increased if the estimated net working capital of Forest as of the closing of the acquisition exceeds an agreed-upon range, or decreased if such net working capital is less than such agreed-upon range (with the adjustment, in either case, to be in an amount equal to the difference between such estimated net working capital and the mid-point of such agreed-upon range).  The purchase agreement will further require a post-closing adjustment 45 days after closing based on the same factors.  With respect to the post-closing net working capital adjustment, the purchase price will be increased if the actual net working capital of Forest as of the closing of the acquisition exceeds an agreed-upon range, or decreased if such net working capital is less than such agreed-upon range (with the adjustment, in either case, to be equal to the amount of difference between the actual net working capital as of the closing and the top point of such range or the bottom point of such range, as the case may be).

The purchase agreement will contain customary representations, warranties and covenants for the company’s benefit and provide the company with certain rights to receive indemnification.  See the section entitled “ – Additional Acquisition Terms” for a description of the formula for determining net working capital and the agreed-upon range and a detailed discussion of the terms and provisions of the purchase agreement.

Term Loans

In order to fund the loan to Forest, the company will make term loans to Atlas Forest Acquisition Corp. of approximately $53.3 million, consisting of a Tranche A term loan in the principal amount of approximately $20.0 million and a subordinated debt term loan in the principal amount of approximately $33.3 million. The proceeds of the term loans will be used in connection with the acquisition of Forest. Such proceeds and proceeds for the equity investment of Atlas Forest Acquisition Corp. will be used to repay the outstanding indebtedness of Forest, which is approximately $56.8 million at June 30, 2007, and any associated prepayment penalties, with the remaining balance of the indebtedness being paid from proceeds from the revolving credit facility. The remaining excess cash of Forest will be distributed to the members of the Forest selling group prior to the closing of the acquisition of Forest. Interest on the Tranche A term loan will initially accrue at the per annum rate of LIBOR plus 3.5% (or a substantially equivalent rate based on the prime rate), and will be due and payable quarterly in arrears on the last day of each quarter. Interest on the subordinated debt term loan will initially accrue at the per annum rate of 13.25% and will be due and payable quarterly in arrears on the last day of each quarter. The Tranche A term loan will amortize at $500,000 per quarter, in arrears, and the subordinated debt term loan will not amortize during the term of the loan. The aggregate principal amount outstanding and accrued and unpaid interest for each of the Tranche A term loan and the subordinated debt term loan will mature five years from the date of funding thereof and, in each case, will be pre-payable at any time at the option of Atlas Forest Acquisition Corp., subject to a pre-payment premium of 5.0% in year one, 4.0% in year two, 3.0% in year three and 2.0% in year four, in each case, of the aggregate principal amount prepaid. The credit agreement will contain customary covenants and events of default. The covenants will require Atlas Forest Acquisition Corp. to maintain, among other things, an agreed-upon level of coverage against a number of measures, including the ratio of senior and total debt to earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA, as well as the level of EBITDA to fixed charges. In the event of a default by Atlas Forest Acquisition Corp., the interest rate otherwise applicable to the borrowings by Atlas Forest Acquisition Corp. under the credit agreement will be increased by an additional 2.0% per annum.

The aggregate principal amount of the term loans may be adjusted to give effect to payments made by or other borrowings of Forest from June 30, 2007 until the closing of this offering, and may be adjusted to achieve a specific leverage after the closing of the acquisition of Forest.

The term loans to Atlas Forest Acquisition Corp. will be secured by all of the assets and properties of Atlas Forest Acquisition Corp. The Tranche A term loan will rank senior to all forms of indebtedness of Atlas Forest Acquisition Corp. except for the revolving credit facility, to which it will rank pari passu. The subordinated debt term loan will rank junior to all forms of indebtedness of Atlas Forest Acquisition Corp. except for forms of indebtedness, which by their terms, specify that they will rank pari passu with, or junior to, the subordinated debt term loan.

In connection with the extension of the term loans, Atlas Forest Acquisition Corp. will pay to the company an origination fee equal to 2.5% of the aggregate principal amount of term loans.

Revolving Loan

The company will, pursuant to a revolving credit facility, make available to Atlas Forest Acquisition Corp. a revolving loan commitment of approximately $21.0 million. At the closing of the acquisition, approximately $4.9 million will be drawn down from the revolving credit facility, with approximately $1.9 million thereof to be used to pay origination fees for the establishment of the term loans and the revolving credit facility and the balance of such amount being used to pay expected adjustments in the purchase price for Forest. Additional amounts may be drawn on the revolving credit facility to the extent necessary to pay additional purchase price adjustments or to make additional loans to Forest. Interest on the aggregate principal amount outstanding under the revolving credit facility will initially accrue at a rate of LIBOR plus 2.5% per annum (or a substantially equivalent rate based on the prime rate) and will be payable monthly in arrears on the last day of each calendar month. In addition, Atlas Forest Acquisition Corp. will be charged a commitment fee equal to 0.5% per annum on the unused balance of the revolving loan commitment amount, payable monthly in arrears on the last day of each calendar month. The revolving loan commitment will expire, and all revolving loans will mature five years after the effective date of the commitment, but such revolving loan will be pre-payable, without premium or penalty, at any time at the option of Atlas Forest Acquisition Corp.. The revolving credit facility will contain customary covenants and events of default. Atlas Forest Acquisition Corp. will use this revolving credit facility to finance the working capital needs of Forest and for general corporate purposes.

The revolving loan commitment may be adjusted to give effect to payments made by or other borrowings of Forest from June 30, 2007 until the closing of this offering, and may be adjusted to achieve a specific leverage after the closing of the acquisition of Forest.

The revolving credit facility will rank senior to all forms of indebtedness of Atlas Forest Acquisition Corp. except for the Tranche A term loan, to which it will rank pari passu. Atlas Forest Acquisition Corp. will pay the company a monthly collateral management fee of approximately $1,000 payable in arrears on the last day of each calendar month.

At the closing of the revolving credit facility, Atlas Forest Acquisition Corp. will pay to the company an origination fee equal to 2.5% of the aggregate principal amount of the revolving loan commitment.

CanAmPac

The company expects to use approximately $60.0 million of the net proceeds from this offering, the separate private placement transactions and the initial borrowing under our proposed third-party credit facility to capitalize Atlas CanAmPac Acquisition Corp. for the purpose of acquiring the membership interests in CanAmPac and making loans to CanAmPac. Of this amount, approximately $20.7 million will represent our equity capitalization of Atlas CanAmPac Acquisition Corp., approximately, $35.0 million will represent term loans made to Atlas CanAmPac Acquisition Corp. and, subject to certain adjustments, approximately $3.5 million will represent loans made to Atlas CanAmPac Acquisition Corp. pursuant to a revolving credit facility. Of the approximately $3.5 million drawn on the revolving credit facility, approximately $1.3 million will be used to pay origination fees for the establishment of the term loans and the revolving credit facility, with the balance of such amount being used to pay expected adjustments in the purchase price for CanAmPac or to make additional loans to CanAmPac. We expect that Atlas CanAmPac Acquisition Corp. will have aggregate borrowings pursuant to the term loans and revolving credit facility of approximately $38.5 million following the closing of its acquisition of CanAmPac.

After giving effect to the distribution by CanAmPac of its excess cash to the members of the CanAmPac selling group, we expect that the members of the CanAmPac selling group will receive, collectively, approximately $     million for the sale of CanAmPac to Atlas CanAmPac Acquisition Corp., with approximately:

•       $     million of such amount being paid, collectively, to members of the AH Group in connection with the sale of their interests in CanAmPac;

•       $     million of such amount being paid, collectively, to our management team (other than members of the AH Group) in with connection the sale of their interests in CanAmPac;

•       $     million of such amount being paid, collectively, to our directors (other than members of the AH Group and our management team) in connection with the sale of their interests in CanAmPac; and

•       $     million of such amount being paid, collectively, to members of the officers and directors of CanAmPac (exclusive of the individuals and entities identified above) in connection with the sale of their interests in CanAmPac.

Acquisition of CanAmPac

Atlas CanAmPac Acquisition Corp. expects to use approximately $58.7 million in cash and $600,000 of its Series A preferred stock to acquire all of the outstanding equity interests of CanAmPac and to make a loan to CanAmPac. Of such $58.7 million in cash, approximately $37.2 million will be loaned to CanAmPac to, among other things, repay outstanding indebtedness of CanAmPac and to pay any associated prepayment penalties. CanAmPac will also use approximately $      million of the loan proceeds to pay certain members of its management amounts due under its phantom unit program, which will be terminated as part of the acquisition of CanAmPac. The balance of such $58.7 million in cash, subject to certain purchase price adjustments, will be paid to the members of the CanAmPac selling group. In conjunction with the closing of the acquisition, the Series A preferred stock will be sold to an unaffiliated third-party for $600,000.

As of July 31, 2007, the issued and outstanding equity interests of CanAmPac consisted of:

•       6,873,684 Class A common units; and

•       2,126,316 Class B common units.

As of July 31, 2007, CanAmPac had two holders of record.

The purchase agreement will require that, as a condition to closing, CanAmPac will use the proceeds from Atlas CanAmPac Acquisition Corp. to pay its outstanding indebtedness, which is approximately $30.8 million at June 30, 2007, and any associated prepayment penalties. In addition, at closing and after giving effect to the loan proceeds from Atlas CanAmPac Acquisition Corp., CanAmPac will be required to distribute its excess cash, in excess of a minimum cash balance, to members of the CanAmPac selling group.

The purchase agreement will provide that, at closing, the purchase price for CanAmPac will be subject to adjustment based on net working capital, the remaining cash of CanAmPac after distribution of excess cash, the amounts of indebtedness outstanding at closing and the value of certain assets of CanAmPac. With respect to net working capital adjustment on the closing date, the purchase price will be increased if the estimated net working capital of CanAmPac as of the closing of the acquisition exceeds an agreed-upon range, or decreased if such net working capital is less than such agreed-upon range (with the adjustment, in either case, to be in an amount equal to the difference between such estimated net working capital and the mid-point of such agreed-upon range). The purchase agreement will further require a post-closing adjustment 45 days after closing based on the same factors. With respect to the post-closing net working capital adjustment, the purchase price will be increased if the actual net working capital of CanAmPac as of the closing of the acquisition exceeds an agreed-upon range, or decreased if such net working capital is less than such agreed-upon range (with the adjustment, in either case, to be equal to the amount of difference between the actual net working capital as of the closing and the top point of such range or the bottom point of such range, as the case may be).

The purchase agreement will contain customary representations, warranties and covenants for the company’s benefit and provide the company with certain rights to receive indemnification. See the section entitled “—Additional Acquisition Terms” for a description of the formula for determining net working capital and the agreed-upon range and a detailed discussion of the terms and provisions of the purchase agreement.

Term Loans

In order to fund the loan to CanAmPac, the company will make term loans to Atlas CanAmPac Acquisition Corp. of approximately $35.0 million, consisting of a Tranche A term loan in the principal amount of approximately $18.0 million and a subordinated debt term loan in the principal amount of approximately $17.0 million. The proceeds of the term loans will be used in connection with the acquisition of CanAmPac. Such proceeds and proceeds for the equity investment of Atlas CanAmPac Acquisition Corp. will be used to repay the outstanding indebtedness of CanAmPac, which is approximately $30.8 million at June 30, 2007, and any associated prepayment penalties, with the remaining balance of such proceeds being distributed, along with the excess cash of CanAmPac, to the members of the CanAmPac selling group prior to the closing of the acquisition of CanAmPac.

Interest on the Tranche A term loan will initially accrue at the per annum rate of LIBOR plus 3.5% (or a substantially equivalent rate based on the prime rate), and will be due and payable quarterly in arrears on the last day of each quarter. Interest on the subordinated debt term loan will initially accrue at the per annum rate of 14.0% and will be due and payable quarterly in arrears on the last day of each quarter. The term loans will not amortize during the term of the loan. The aggregate principal amount outstanding and accrued and unpaid interest for each of the Tranche A term loan and the subordinated debt term loan will mature five years from the date of funding thereof and, in each case, will be pre-payable at any time at the option of Atlas CanAmPac Acquisition Corp., subject to a pre-payment premium of 5.0% in year one, 4.0% in year two, 3.0% in year three and 2.0% in year four, in each case, of the aggregate principal amount prepaid. The credit agreement will contain customary covenants and events of default. The covenants will require Atlas CanAmPac Acquisition Corp. to maintain, among other things, an agreed-upon level of coverage against a number of measures, including the ratio of senior and total debt to EBITDA, as well as the level of EBITDA to fixed charges. In the event of a default by Atlas CanAmPac Acquisition Corp., the interest rate otherwise applicable to the borrowings by Atlas CanAmPac Acquisition Corp. under the credit agreement will be increased by an additional 2.0% per annum.

The aggregate principal amount of the term loans may be adjusted to give effect to payments made by or other borrowings of CanAmPac from June 30, 2007 until the closing of this offering, and may be adjusted to achieve a specific leverage after the closing of the acquisition of CanAmPac.

The term loans to Atlas CanAmPac Acquisition Corp. will be secured by all of the assets and properties of Atlas CanAmPac Acquisition Corp.. The Tranche A term loan will rank senior to all forms of indebtedness of CanAmPac except for the revolving credit facility, to which it will rank pari passu. The subordinated debt term loan will rank junior to all forms of indebtedness of Atlas CanAmPac Acquisition Corp. except for forms of indebtedness, which by their terms, specify that they will rank pari passu with, or junior to, the subordinated debt term loan.

In connection with the extension of the term loans, Atlas CanAmPac Acquisition Corp. will pay to the company an origination fee equal to 2.5% of the aggregate principal amount of term loans.

Revolving Loan

The company will, pursuant to a revolving credit facility, make available to CanAmPac a revolving loan commitment of approximately $16.5 million. At the closing of the acquisition, approximately $3.5 million will be drawn down from the revolving credit facility, with approximately $1.3 million thereof to be used to pay origination fees for the establishment of the term loans and the revolving credit facility and the balance of such amount being used to pay expected adjustments in the purchase price for CanAmPac. Additional amounts may be drawn on the revolving credit facility to the extent necessary to pay additional purchase price adjustments or to make additional loans to CanAmPac. Interest on the aggregate principal amount outstanding under the revolving credit facility will initially accrue at a rate of LIBOR plus 2.5% per annum (or a substantially equivalent rate based on the prime rate) and will be payable monthly in arrears on the last day of each calendar month. In addition, Atlas CanAmPac Acquisition Corp. will be charged a commitment fee equal to 0.5% per annum on the unused balance of the revolving loan commitment amount, payable monthly in arrears on the last day of each calendar month. The revolving loan commitment will expire, and all revolving loans will mature five years after the effective date of the commitment, but such revolving loan will be pre-payable, without premium or penalty, at any time at the option of Atlas CanAmPac Acquisition Corp. The revolving credit facility will contain customary covenants and events of default. The revolving credit facility will replace an existing revolving credit facility provided by a third-party lending group. Atlas CanAmPac Acquisition Corp. will use this revolving credit facility to finance the working capital needs of CanAmPac and for general corporate purposes.

The revolving loan commitment may be adjusted to give effect to payments made by or other borrowings of CanAmPac from June 30, 2007 until the closing of this offering, and may be adjusted to achieve a specific leverage after the closing of the acquisition of CanAmPac.

The revolving credit facility will rank senior to all forms of indebtedness of Atlas CanAmPac Acquisition Corp. except for the Tranche A term loan, to which it will rank pari passu. Atlas CanAmPac Acquisition Corp. will pay the company a monthly collateral management fee of approximately $1,000 payable in arrears on the last day of each calendar month.

At the closing of the revolving credit facility, Atlas CanAmPac Acquisition Corp. will pay to the company an origination fee equal to 2.5% of the aggregate principal amount of the revolving loan commitment.

Pangborn

The company expects to use approximately $23.0 million of the net proceeds from this offering, the separate private placement transactions and the initial borrowing under our proposed third-party credit facility to capitalize Atlas Pangborn Acquisition Corp. for the purpose of acquiring the membership interests in Pangborn and making loans to Pangborn. Of this amount, approximately $8.4 million will represent our equity capitalization of Atlas Pangborn Acquisition Corp., approximately, $13.0 million will represent term loans made to Atlas Pangborn Acquisition Corp. and, subject to certain adjustments, approximately $1.2 million will represent loans made to Atlas Pangborn Acquisition Corp. pursuant to a revolving credit facility. Of the approximately $1.2 million drawn on the revolving credit facility, approximately $450,000 will be used to pay origination fees for the establishment of the term loans and the revolving credit facility, with the balance of such amount being used to pay expected adjustments in the purchase price for Pangborn or to make additional loans to Pangborn. We expect that Atlas Pangborn Acquisition Corp. will have aggregate borrowings pursuant to the term loans and revolving credit facility of approximately $14.2 million following the closing of its acquisition of Pangborn.

After giving effect to the distribution by Pangborn of its excess cash to the members of the Pangborn selling group, we expect that the members of the Pangborn selling group will receive, collectively, approximately $     million for the sale of Pangborn to Atlas Pangborn Acquisition Corp., with approximately:

•       $     million of such amount being paid, collectively, to members of the AH Group in connection with the sale of their interests in Pangborn;

•       $     million of such amount being paid, collectively, to our management team (other than members of the AH Group) in with connection the sale of their interests in Pangborn;

•       $     million of such amount being paid, collectively, to our directors (other than members of the AH Group and our management team) in connection with the sale of their interests in Pangborn; and

•       $     million of such amount being paid, collectively, to members of the officers and directors of Pangborn (exclusive of the individuals and entities identified above) in connection with the sale of their interests in Pangborn.

Acquisition of Pangborn

Atlas Pangborn Acquisition Corp. expects to use approximately $22.5 million in cash and $300,000 of its Series A preferred stock to acquire all of the outstanding equity interests of Pangborn and to make a loan to Pangborn. Of such $22.5 million in cash, approximately $13.8 million will be loaned to Pangborn to, among other things, repay outstanding indebtedness of Pangborn, including amounts due to related parties, and to pay any associated prepayment penalties. Pangborn will also use approximately $      million of the loan proceeds to pay certain members of its management amounts due under its restricted units program, which will be terminated as part of the acquisition of Pangborn. The balance of such $22.5 million in cash, subject to certain purchase price adjustments, will be paid to the members of the Pangborn selling group. In conjunction with the closing of the acquisition, the Series A preferred stock will be sold to an unaffiliated third-party for $300,000.

As of July 31, 2007, the issued and outstanding equity interests of Pangborn consisted of:

•       20,000 preferred units; and

•       8,140 common units.

As of July 31, 2007, Pangborn had approximately 43 holders of record. The rights of the holders of preferred and common units are substantially identical except that the preferred units are entitled to an annual 7.0% cumulative preferred return and have an undistributed liquidation preference equal to $100 per unit, plus unpaid preferred returns less distributions as defined in the Pangborn LLC Agreement.

The purchase agreement will require that, as a condition to closing, Pangborn will use the proceeds from Atlas Pangborn Acquisition Corp. to pay its outstanding indebtedness, which is approximately $10.0 million at June 30, 2007 and includes approximately $2.5 million of amounts due to related parties, and any associated prepayment penalties. In addition, at closing and after giving effect to the loan proceeds from Atlas Pangborn Acquisition Corp., Pangborn will be required to distribute its excess cash, in excess of a minimum cash balance, to members of the Pangborn selling group.

The purchase agreement will provide that, at closing, the purchase price for Pangborn will be subject to adjustment based on net working capital, the remaining cash of Pangborn after distribution of excess cash, the amounts of indebtedness outstanding at closing and the value of certain assets of Pangborn. With respect to net working capital adjustment on the closing date, the purchase price will be increased if the estimated net working capital of Pangborn as of the closing of the acquisition exceeds an agreed-upon range, or decreased if such net working capital is less than such agreed-upon range (with the adjustment, in either case, to be in an amount equal to the difference between such estimated net working capital and the mid-point of such agreed-upon range). The purchase agreement will further require a post-closing adjustment 45 days after closing based on the same factors. With respect to the post-closing net working capital adjustment, the purchase price will be increased if the actual net working capital of Pangborn as of the closing of the acquisition exceeds an agreed-upon range, or decreased if such net working capital is less than such agreed-upon range (with the adjustment, in either case, to be equal to the amount of difference between the actual net working capital as of the closing and the top point of such range or the bottom point of such range, as the case may be).

The purchase agreement will contain customary representations, warranties and covenants for the company’s benefit and provide the company with certain rights to receive indemnification. See the section entitled “—Additional Acquisition Terms” for a description of the formula for determining net working capital and the agreed-upon range and a detailed discussion of the terms and provisions of the purchase agreement.

Term Loans

In order to fund the loan to Pangborn, the company will make term loans to Atlas Pangborn Acquisition Corp. of approximately $13.0 million, consisting of a Tranche A term loan in the principal amount of approximately $2.5 million and a subordinated debt term loan in the principal amount of approximately $10.5 million. The proceeds of the term loans will be used in connection with the acquisition of Pangborn. Such proceeds and proceeds for the equity investment of Atlas Pangborn Acquisition Corp. will be used to repay the outstanding indebtedness of Pangborn, which is approximately $10.0 million at June 30, 2007 and includes approximately $2.5 million due to related parties, and any associated prepayment penalties, with the remaining balance of such proceeds being distributed, along with the excess cash of Pangborn, to the members of the Pangborn selling group prior to the closing of the acquisition of Pangborn.

Interest on the Tranche A term loan will initially accrue at the per annum rates of LIBOR plus 3.5% (or a substantially equivalent rate based on the prime rate), and will be due and payable quarterly in arrears on the last day of each quarter. Interest on the subordinated debt term loan will initially accrue at the per annum rate of 14.0% and will be due and payable quarterly in arrears on the last day of each quarter. The Tranche A term loan will amortize at $50,000 per quarter, in arrears, and the subordinated debt term loan will not amortize during the term of the loan. The aggregate principal amount outstanding and accrued and unpaid interest for each of the Tranche A term loan and the Subordinated Debt term loan will mature five years from the date of funding thereof and, in each case, will be pre-payable at any time at the option of Atlas Pangborn Acquisition Corp., subject to a pre-payment premium of 5.0% in year one, 4.0% in year two, 3.0% in year three and 2.0% in year four, in each case, of the aggregate principal amount prepaid. The credit agreement will contain customary covenants and events of default. The covenants will require Atlas Pangborn Acquisition Corp. to maintain, among other things, an agreed-upon level of coverage against a number of measures, including the ratio of senior and total debt to EBITDA, as well as the level of EBITDA to fixed charges. In the event of a default by Atlas Pangborn Acquisition Corp., the interest rate otherwise applicable to the borrowings by Atlas Pangborn Acquisition Corp. under the credit agreement will be increased by an additional 2.0% per annum.

The aggregate principal amount of the term loans may be adjusted to give effect to payments made by or other borrowings of Pangborn from June 30, 2007 until the closing of this offering, and may be adjusted to achieve a specific leverage after the closing of the acquisition of Pangborn.

The term loans to Atlas Pangborn Acquisition Corp. will be secured by all of the assets and properties of Atlas Pangborn Acquisition Corp. The Tranche A term loan will rank senior to all forms of indebtedness of Atlas Pangborn Acquisition Corp. except for the revolving credit facility, to which it will rank pari passu. The subordinated debt term loan will rank junior to all forms of indebtedness of Pangborn except for forms of indebtedness, which by their terms, specify that they will rank pari passu with, or junior to, the subordinated debt term loan.

In connection with the extension of the term loans, Atlas Pangborn Acquisition Corp. will pay to the company an origination fee equal to 2.5% of the aggregate principal amount of term loans.

Revolving Loan

The company will, pursuant to a revolving credit facility, make available to Pangborn a revolving loan commitment of approximately $5.0 million. At the closing of the acquisition, approximately $1.2 million will be drawn down from the revolving credit facility, with approximately $450,000 thereof to be used to pay origination fees for the establishment of the term loans and the revolving credit facility and the balance of such amount being used to pay expected adjustments in the purchase price for Pangborn. Additional amounts may be drawn on the revolving credit facility to the extent necessary to pay additional purchase price adjustments or to make additional loans to Pangborn. Interest on the aggregate principal amount outstanding under the revolving credit facility will initially accrue at a rate of LIBOR plus 2.5% per annum (or a substantially equivalent rate based on the prime rate) and will be payable monthly in arrears on the last day of each calendar month. In addition, Atlas Pangborn Acquisition Corp. will be charged a commitment fee equal to 0.5% per annum on the unused balance of the revolving loan commitment amount, payable monthly in arrears on the last day of each calendar month. The revolving loan commitment will expire, and all revolving loans will mature five years after the effective date of the commitment, but such revolving loan will be pre-payable, without premium or penalty, at any time at the option of Atlas Pangborn Acquisition Corp. The revolving credit facility will contain customary covenants and events of default. The revolving credit facility will replace an existing revolving credit facility provided by a third-party lending group. Atlas Pangborn Acquisition Corp. will use this revolving credit facility to finance the working capital needs of Pangborn and for general corporate purposes.

The revolving loan commitment may be adjusted to give effect to payments made by or other borrowings of Pangborn from June 30, 2007 until the closing of this offering, and may be adjusted to achieve a specific leverage after the closing of the acquisition of Pangborn.

The revolving credit facility will rank senior to all forms of indebtedness of Atlas Pangborn Acquisition Corp. except for the Tranche A term loan, to which it will rank pari passu. Atlas Pangborn Acquisition Corp. will pay the company a monthly collateral management fee of approximately $1,000 payable in arrears on the last day of each calendar month.

At the closing of the revolving credit facility, Atlas Pangborn Acquisition Corp. will pay to the company an origination fee equal to 2.5% of the aggregate principal amount of the revolving loan commitment.

Additional Acquisition Terms

Pursuant to the purchase agreements, we expect that the purchase price to be paid by the company for each of our initial businesses will be increased if the net working capital of such business as of the acquisition thereof, as estimated and agreed-upon by the company and the selling groups immediately prior to such acquisition, exceeds an agreed-upon range, or decreased if such estimated net working capital is less than such range. The amount of such increase or decrease, as the case may be, we expect will be equal to the difference between the mid-point of the agreed-upon range and such estimated net working capital. The purchase agreement will further require a post-closing adjustment 45 days after closing. With respect to the post-closing net working capital adjustment, the purchase price will be increased if the actual net working capital as of the closing of the acquisition exceeds an agreed-upon range, or decreased if such net working capital is less than such agreed-upon range (with the adjustment, in either case, to be equal to the amount of difference between the actual net working capital as of the closing and the top point of such range or the bottom point of such range, as the case may be). For purposes of this adjustment, net working capital for each of our initial businesses will be defined as the excess at any time, calculated on a consolidated basis taking into account intercompany eliminations, of (i) all current assets (exclusive of deferred income taxes) of such business at such time, over (ii) all current liabilities (exclusive of current maturities on long-term debt and deferred income taxes) of such business at such time, as determined in accordance with generally accepted accounting principles, whether short-term or long-term.

Further, we expect that the purchase agreements, with respect to the company’s acquisition of each of our initial businesses, will include certain representations and warranties to the company regarding, among other matters, the due organization, valid existence and good standing of such business, each member of the separate selling groups’ authority to enter into the purchase agreements and the legal, valid, binding and enforceable obligations thereunder and the ownership of the interests being sold. In addition, the company’s indirect acquisition of our initial businesses will be subject to customary conditions precedent and regulatory approval, including expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

We expect that the representations, warranties and covenants of members of the selling groups will survive the closing of the acquisitions for certain specified time periods and each of the members of any selling group agrees, with certain limits, to indemnify the company for such member’s proportionate share of any damages arising from a breach of any such representation, warranty or covenant by such member, in each case in respect only of that business which the company is acquiring from such member. We also expect that the purchase agreements will contain customary indemnification provisions in connection with the purchase and sale of the initial businesses. Certain of the indemnification obligations of the parties are subject to a threshold above which claims must aggregate prior to the availability of recovery of     % of the purchase price of such business and a cap on the maximum potential indemnification liability of     % of the purchase price of such business.

The representations and warranties set forth in each of the purchase agreements and each other agreement filed as an exhibit to the registration statement were made exclusively for the benefit of the parties to each such agreement and not for the benefit of any other person, including those persons seeking to make an investment decision with respect to us or the common shares. Such representations and warranties will be made solely for the purpose of consummating the transactions contemplated by the applicable agreement and allocating risk among the parties thereto, and for no other purpose. In this respect, such representations and warranties are not an indication of the actual state of facts at the time made or otherwise. Further, such representations and warranties will be made as of a specific date or dates and not with respect to the subject matter of the representations generally. Likewise, such representations and warranties will be subject to the limitations negotiated by the parties to the applicable agreement, including those relating to materiality, timing, substantive limitations as to the scope and nature of such representations and warranties and limitations arising out of disclosures between the parties during the negotiation process. Standards of materiality set forth in such representations or warranties or which are used for determining satisfaction of such representations or warranties do not necessarily correspond to standards of materiality with respect to disclosures made in a registration statement, to the public generally or otherwise. As a result, you should not place any reliance on any such representations and warranties in the course of making an investment decision with respect to us or the shares.

Reimbursement Agreement

Our initial businesses have each agreed to pay for any fees, costs or expenses we incur in connection with this offering and the related transactions. The amount for which each of our initial businesses is responsible for paying is based on specified percentages relating to each initial business, with the exception of Metal which is fixed at $750,000. Upon closing the acquisition of our initial businesses, our acquisition subsidiaries will, in turn, reimburse each of our initial businesses for their individual portion of the fees, costs or expenses in connection with this offering and the related transactions or otherwise increase the purchase price payable to the members of the selling groups.

OUR MANAGER

Overview of Our Manager

Our manager is a newly created entity that is comprised of Andrew M. Bursky, our Chief Executive Officer, and Timothy J. Fazio, our President, as its managing members and Atlas Titan Carry I LLC and Atlas Titan Carry II LLC as its limited members. Messrs. Bursky and Fazio are the managing members of Atlas Titan Carry I LLC and TRAL Carry LLC is its limited member. Messrs. Bursky and Fazio are the non-economic managing members of Atlas Titan Carry II LLC and certain members of our management team are its limited members. Our manager is a member of the AH Group.

Our Management Team

The following personnel, along with Henry C. Newell, our Chief Financial Officer and Secretary, will comprise our management team. Each of the individuals listed below will be compensated entirely by our manager from the management fees it receives. Currently, these listed individuals are employees of Atlas Holdings. In conjunction with the closing of this offering, these listed individuals will resign from Atlas Holdings and become employees of our manager. As employees of our manager, it is anticipated that these listed individuals will collectively devote a substantial majority of their time to our affairs; however, neither our manager nor the members of our management team are expressly prohibited from investing in or managing other entities, including those that are in the same or similar lines of business as our initial businesses or those related to or affiliated with Atlas Holdings. Each title reflects the individual’s expected position with our manager and does not reflect the role or responsibility that the individual may have with the company at any time and may not correspond to the title or role that individual may have with the company at any time.

Andrew M. Bursky, Managing Director.   Mr. Bursky has been the Chairman and Chief Executive Officer of the company since its inception on December 26, 2006. Since June 2002, Mr. Bursky has also been a Managing Partner of Atlas Holdings, a private investment firm. From 1999 to April 2002, Mr. Bursky was a Managing Partner of Pegasus Capital Advisors, L.P., or Pegasus, a private investment firm with approximately $800 million of committed equity capital. Mr. Bursky joined Pegasus in 1999 after 19 years with Interlaken Capital, Inc., or Interlaken. Mr. Bursky was one of the founding principals and the Senior Managing Director of Interlaken. While at Interlaken, Mr. Bursky was responsible for all investments and business development activity, with a primary focus on industrial manufacturing and distribution, business services, financial services and distribution. Mr. Bursky serves on the boards of a number of public and private companies, including BE&K Inc., Atlas Industrial Services LLC, Wood Resources LLC, Finch Paper Holdings LLC, Metal Resources LLC, Forest Resources LLC, CanAmPac ULC, and Capital Equipment Resources LLC. In addition, Mr. Bursky serves as a Trustee of the Eisenhower Fellowships, the Skin Cancer Foundation, and Washington University in St. Louis. Mr. Bursky is a graduate of Washington University in St. Louis where he received a B.A. in Economics, a B.S. in Engineering and an M.S. in Chemical Engineering and Harvard Business School where he received an M.B.A.

Timothy J. Fazio, Managing Director.   Mr. Fazio has been a Director and the President of the company since its inception on December 26, 2006. Since January 2002, Mr. Fazio has also been a Managing Partner of Atlas Holdings, which he co-founded with Mr. Bursky. From June 1999 to January 2002, Mr. Fazio was Vice President and a Principal at Pegasus Capital Advisors, L.P., or Pegasus, where he focused on investments in businesses facing complex financial and operational challenges. Prior to joining Pegasus, Mr. Fazio was a Vice President at Interlaken Capital, Inc. Mr. Fazio serves on the boards of Atlas Industrial Services LLC, Finch Paper Holdings LLC, Metal Resources LLC, Forest Resources LLC, CanAmPac ULC, Capital Equipment Resources LLC and Wood Resources LLC. Mr. Fazio is a graduate of the College of Arts and Sciences and the Wharton School of Business at the University of Pennsylvania where he received a B.A. in International Relations and a B.S. in Economics.

David I. J. Wang, Senior Director.   Mr. Wang has worked closely with the principals of Atlas Holdings for the past nine years in a variety of advisory roles. Mr. Wang retired from International Paper Company in 1991 as Executive Vice President and Director. He was responsible for International Paper’s distribution, timber, wood products and specialty businesses which on a combined basis generated sales totaling $5 billion. He was also responsible for mergers and acquisitions, information systems, technology, engineering and logistics. Prior to joining International Paper, Mr. Wang was with Union Carbide Corporation in various capacities, including Director of Corporate Development and Vice President of the coatings and solvents division. Mr. Wang currently serves on the boards of several corporations, including BE&K, Inc., Finch Paper Holdings LLC, Metal Resources LLC, Forest Resources LLC and Wood Resources LLC. Mr. Wang is a graduate of George Washington University where he received a B.A. in mechanical engineering, and The Georgia Institute of Technology where he received an M.S. in mechanical engineering. He is a trustee of the Eisenhower Fellowships, the Southern Poverty Law Center and the Robert F. Kennedy Memorial. He also serves on the advisory boards of George Washington University and the Coalition of Immokalee Workers.

Daniel E. Cromie, Director.   Mr. Cromie joined Atlas Holdings in 2003 as a Vice President. Mr. Cromie has led several transactions, including the formation and financing of Atlas Industrial Services LLC, and has assisted with the formation, financing and oversight of a number of other Atlas portfolio companies. Mr. Cromie currently serves on the boards of Atlas Industrial Services LLC and Capital Equipment Resources LLC. Prior to joining Atlas, Mr. Cromie served as a consultant for the Commodity Operations group of Goldman Sachs, from 1996 to 2002, in a variety of capacities including as a member of the development team of an integrated fixed income, currency and commodities operations system. Concurrently, Mr. Cromie toured the country as a professional musician. Prior to his professional music career, Mr. Cromie was a Senior Analyst at Interlaken Capital, Inc. where he worked with Mr. Bursky and Mr. Fazio on multiple transactions. Mr. Cromie is a graduate of the University of Pennsylvania.

Edward J. Fletcher, Director.   Mr. Fletcher joined Atlas Holdings in 2007 as a Vice President. Since March 2005, Mr. Fletcher has also served as a Vice President and the Chief Financial Officer of Wood Resources LLC, an Atlas Holdings platform company. Prior to joining Atlas Holdings and Wood Resources LLC, Mr. Fletcher was a Senior Vice President and the Chief Financial Officer of a publicly traded wireless information and communication services company where he had oversight and responsibility for all financial aspects of the organization, which included the development and monitoring of fiscal policies and procedures, SEC compliance and investor relations, budgeting and cost mitigation initiatives. Mr. Fletcher began his career in 1993 at Ernst & Young LLP in the Assurance Advisory Business Services Practice where his responsibilities included the preparation and review of SEC filings in connection with quarterly and annual reports, initial public and secondary offerings, the registration of debt and equity securities and mergers and acquisitions. Mr. Fletcher holds a B.S. in accounting from Fairfield University and has received professional certifications as a Public Accountant in the State of New York and as a Fraud Examiner.

Philip E. Schuch, Director and Chief Financial Officer.   Mr. Schuch joined Atlas Holdings in 2003 as a Principal. Mr. Schuch also serves as the Chief Financial Officer of Atlas Holdings, manages all financial accounting due diligence, is actively involved in accounting matters at all Atlas affiliated entities and also serves as Chief Accounting Officer or Chief Financial Officer in certain Atlas affiliated entities and holding companies. Prior to joining Atlas Holdings, Mr. Schuch was employed at Ernst & Young LLP for over 14 years and was a principal with the firm’s Transaction Support group participating in over 100 domestic and foreign due diligence engagements for private equity investor groups and strategic buyers. Mr. Schuch has had active participation in company financings and significant involvement in fraud/litigation engagements including numerous projects involving the United States Department of Justice. Mr. Schuch is a Certified Public Accountant and holds a B.S.B.A. from West Virginia University.

Jacob D. Hudson, Senior Associate.   Mr. Hudson joined Atlas Holdings in 2005 as an Associate. Mr. Hudson has led and supported the evaluation and analysis of numerous businesses and transaction opportunities across a range of industries. Mr. Hudson has also assisted with the formation, financing and oversight of several Atlas Holdings portfolio companies. Mr. Hudson holds a B.A. from Wesleyan University.

Zachary C. Sufrin, Senior Associate.   Mr. Sufrin joined Atlas Holdings in 2005 as an Associate. Mr. Sufrin has led and supported the evaluation and analysis of numerous businesses and transaction opportunities across a range of industries. Mr. Sufrin has also assisted with the formation, financing and oversight of several Atlas Holdings portfolio companies. Mr. Sufrin holds a B.A. from Washington University in St. Louis.

Operating Partners

We expect that our manager will work closely with its operating partners to support and implement our strategies. Our manager’s operating partners are seasoned managers of companies in business sectors in which we have focused or intend to focus our management and acquisition strategy. The operating partners will provide our manager and our businesses with additional intellectual capital, independent technical assistance and advice with respect to acquiring and operating businesses in particular sectors on a level that is not otherwise achievable without expending significant time and expense. Specifically, we expect that our manager’s operating partners will be available to our manager for the following purposes:

•       to assist in due diligence reviews of prospective acquisitions;

•       to advise on special projects, such as capital improvement programs;

•       to serve on the boards of directors of our businesses;

•       to assist our manager in identifying and recruiting management personnel, as well as to serve as mentors to our management team and the management teams of our businesses; and

•       to serve in other advisory capacities which benefit our manager and our businesses.

There will be no restrictions on the ability of the operating partners to perform any of the foregoing services on behalf of or otherwise for the benefit of Atlas Holdings or any of its affiliates.

As we diversify our focus into new business sectors, our manager will seek out and engage new operating partners to help identify, perform diligence on and manage businesses in new sectors. We believe this approach, in terms of having our manager work closely with its operating partners in acquiring, managing and operating diverse businesses of the size and general nature of our initial businesses, together with our manager’s continuing relationship with its operating partners, will provide us with a significant advantage in executing our overall management and acquisition strategy.

The following individuals represent some of our manager’s initial operating partners:

Nicolas G. George.   Mr. George has worked in the paperboard and folding carton industry for 27 years. Formerly, Mr. George served as the Executive Vice President and General Manager of Rock-Tenn Company's Folding Carton division from 1991 to 2005 during which time the company integrated six strategic acquisitions. Mr. George began his employment with Rock-Tenn in 1980.

Roger P. Hoffman.   Mr. Hoffman has worked in the paper and packaging industry for most of his 25-year professional career. Mr. Hoffman spent more than 20 years with Green Bay Packaging where he served in a variety of positions including Mill Manager, Executive Vice President and Chief Operating Officer. Mr. Hoffman is currently the President of The Hoffman Group, a company he founded to focus on developing specialty paper and packaging products and to provide strategic consulting and technical services to clients in the paper industry. Mr. Hoffman has been recognized for his innovation in the areas of manufacturing, recycling and non-polluting manufacturing methods. In 1991, President George H.W. Bush presented Mr. Hoffman with an award for his contributions in developing new recycled paper products.

Russell W. Maier.   Mr. Maier has worked in the steel and steel products industries for most of his professional career. He is currently the President and CEO of Metal Resources LLC. Mr. Maier began his metals career at Central Alloy Long Products in 1960. Subsequently, he served as an executive officer at Republic Steel Corporation, LTV Steel and Republic Engineered Steel. Mr. Maier also serves as a Director of First Energy Corporation and Tri-Cast, Inc.

We may reimburse our manager for certain fees and expenses related to engaging and working with the operating partners. Such a reimbursement may include reimbursement for fees paid to the operating partners, as well as reimbursement for the costs and expenses of the operating partners in providing services to our manager for our benefit. The compensation committee of the board of directors will review the reimbursements provided to our manager on an annual basis.

Our Relationship with Our Manager

Our relationship with our manager is based on our manager having two distinct roles: first, as a service provider to us and, second, as an equity holder of our allocation shares.

As a service provider, our manager will perform a variety of services for us, which will entitle it to receive a management fee. As holder of the company’s allocation shares, our manager has the right to a preferred distribution in the form of a profit allocation upon the occurrence of certain events. Our manager paid $100,000 for the allocation shares. In addition, our manager will have certain put rights with respect to the allocation shares following the consummation of this offering. See the section below entitled “—Our Manager as an Equity Holder—Supplemental Put Agreement” for more information about the supplemental put agreement.

These relationships with our manager will be governed principally by the following agreements:

•       the management services agreements relating to the services our manager will perform for us and the businesses we own;

•       the company’s LLC agreement relating to our manager’s rights with respect to the allocation shares it owns; and

•       the supplemental put agreement relating to our manager’s right to cause the company to purchase the allocation shares it owns.

We also expect that our manager will enter into offsetting management services agreements and transaction services agreements with our businesses directly. These agreements, and some of the material terms relating thereto, are discussed in more detail below. The management fee under the management services agreement, put price under the supplemental put agreement and profit allocation will be payment obligations of the company and, as a result, will be paid, along with other company obligations, prior to the payment of distributions to our shareholders.

Our Manager as a Service Provider

The company will engage our manager to manage the day-to-day operations and affairs of the company, oversee the management and operations of our businesses and perform certain other services for us, subject to the oversight of our board of directors. The company will enter into a management services agreement which will set forth the services to be performed by our manager and the fees to be paid to our manager for providing such services. The company will pay our manager a quarterly management fee equal to 0.5% (2.0% annualized) of the company’s adjusted net assets, as discussed in more detail below. See the section entitled “Management Services Agreement” for more information about the material terms of the management services agreement.

Management Fee

Subject to any adjustments discussed below, for performing management services under the management services agreement during any fiscal quarter, the company will pay our manager a management fee with respect to such fiscal quarter. The management fee to be paid with respect to any fiscal quarter will be calculated as of the last day of such fiscal quarter, which we refer to as the calculation date. The management fee will be calculated by an administrator, which will be our manager so long as the management services agreement is in effect, and reviewed by Mr. Newell, the company’s Chief Financial Officer and Secretary. The amount of any management fee payable by the company as of any calculation date with respect to any fiscal quarter will be (i) reduced by the aggregate amount of any offsetting management fees, if any, received by our manager from any of our businesses with respect to such fiscal quarter, (ii) reduced (or increased) by the amount of any over-paid (or under-paid) management fees received by (or owed to) our manager as of such calculation date, and (iii) increased by the amount of any outstanding accrued and unpaid management fees. The management fee will also be reviewed annually by the company’s compensation committee.

As an obligation of the company, the management fee will be paid prior to the payment of distributions to our shareholders. If we do not have sufficient liquid assets to pay the management fee when due, we may be required to liquidate assets or incur debt in order to pay the management fee.

Example of Calculation of Management Fee

Based on the pro forma condensed combined financial statements set forth in this prospectus at the quarter ended June 30, 2007, the quarterly management fee that would have been payable under the management services agreement, on a pro forma basis, would be calculated as follows:

		($ in thousands)
Total management fee:
1.	Consolidated total assets	$322,538
2.	Consolidated accumulated amortization of intangibles	—
3.	Total cash and cash equivalents of the company (on a deconsolidated basis)	—
4.	Adjusted total liabilities	55,967
5.	Adjusted net assets (1 + 2 – 3 – 4)	266,571
6.	Quarterly management fee (0.5% * 5)	1,333
Offsetting management fees:
7.	Metal	100
8.	Forest	190
9.	CanAmPac	109	(1)
10.	Pangborn	75
11.	Total offsetting management fees (7 + 8 + 9 + 10)	474
12.	Quarterly management fee payable by the company (6 – 11)	$859

(1)             The CanAmPac quarterly management fee will be approximately CAN $125, which is converted to U.S. dollars for the convenience of the reader at a conversion rate of one Canadian dollar to $0.87 (actual) U.S. dollar, which approximates the mean exchange rate in effect during 2006.

Assuming the information above remained constant for the six month period ended June 30, 2007, the total management fee, on a pro forma basis, that would have been due on an annualized basis would have been approximately $5.3 million (4 x line 6), with total offsetting management fees of approximately $1.9 million (4 x line 11), resulting in a management fee payable by the company of approximately $3.4 million (4 x line 12). There were no transaction services agreements during this period.

For purposes of this provision:

•       “Adjusted net assets” will be equal to, with respect to the company as of any calculation date, the sum of (i) consolidated total assets (as determined in accordance with GAAP) of the company as of such calculation date, plus (ii) the absolute amount of consolidated accumulated amortization of intangibles (as determined in accordance with GAAP) of the company as of such calculation date, minus (iii) total cash and cash equivalents of the company (on a deconsolidated basis) as of such calculation date, minus  (iv) the absolute amount of adjusted total liabilities of the company as of such calculation date.

•       “Adjusted total liabilities” will be equal to, with respect to the company as of any calculation date, the absolute amount of the consolidated total liabilities (as determined in accordance with GAAP) of the company as of such calculation date, minus, in each case, to the extent included therein, the sum of the absolute amount of each of (i) any third-party indebtedness of the company as of such calculation date, plus (ii) any liability attributable to the accrual of any amount of profit allocation of the company as of such calculation date, plus (iii) any liability attributable to the accrual of any amount arising under the supplemental put agreement of the company as of such calculation date.

•       “Management fee” will be equal to, as of any calculation date, the product of (i) 0.5%, multiplied by (ii) the company’s adjusted net assets as of such calculation date; provided, however, that, with respect to the fiscal quarter in which the closing of this offering occurs, the company will pay our manager a management fee with respect to such fiscal quarter equal to the product of (i) (x) 0.5%, multiplied by (y) the company’s adjusted net assets as of such calculation date, multiplied by (ii) a fraction, the numerator of which is the number of days from and including the date of closing to and including the last day of such fiscal quarter and the denominator of which is the number of days in such fiscal quarter; provided, further, however, that, with respect to any fiscal quarter in which the management services agreement is terminated, the company will pay our manager a management fee with respect to such fiscal quarter equal to the product of (i) (x) 0.5%, multiplied by (y) the company’s adjusted net assets as of such calculation date, multiplied by (ii) a fraction, the numerator of which is the number of days from and including the first day of such fiscal quarter to but excluding the date upon which the management services agreement is terminated and the denominator of which is the number of days in such fiscal quarter.

•       “Third-party indebtedness” means any indebtedness of the company owed to third-party lenders that are not affiliated with the company.

Reimbursement of Expenses

In general, the company will be responsible for paying costs and expenses relating to its business and operations. Except as provided below, the company will agree to reimburse our manager during the term of the management services agreement for all costs and expenses of the company that are incurred by our manager or its affiliates on behalf of the company, including any out-of-pocket costs and expenses incurred in connection with the performance of services under the management services agreement, which may include fees and expenses of our manager’s operating partners, and all costs and expenses the reimbursement of which are specifically approved by our board of directors. All reimbursements will be reviewed by the compensation committee of our board of directors on an annual basis.

The company will not be obligated or responsible for reimbursing or otherwise paying for any costs or expenses relating to our manager’s overhead or any other costs and expenses relating to our manager’s conduct of its business and operations. Also, the company will not be obligated or responsible for reimbursing our manager for costs and expenses incurred by our manager in the identification, evaluation, management, performance of due diligence on, negotiation and oversight of potential acquisitions of new businesses if our board of directors does not resolve to pursue such acquisition, including costs and expenses relating to travel, marketing and attendance of industry events and retention of outside service providers relating thereto. In addition, the company will not be obligated or responsible for reimbursing our manager for costs and expenses incurred by our manager in connection with the identification, evaluation, management, performance of due diligence on, negotiating and oversight of an acquisition by the company if such acquisition is actually consummated and the business so acquired entered into a transaction services agreement with our manager providing for the reimbursement of such costs and expenses by such business. In this respect, the costs and expenses associated with the pursuit of add-on acquisitions for the company may be reimbursed by any businesses so acquired pursuant to a transaction services agreement. Further, the company will not reimburse our manager for the compensation of our Chief Executive Officer, President and Chief Accounting Officer or any other seconded personnel providing services pursuant to the management services agreement except that in the event that the Chief Financial Officer or any officers serving on the staff of the Chief Financial Officer, including the Chief Accounting Officer, are seconded by the manager to the company, then the manager may seek reimbursement from the company for the compensation and related costs and expenses of such individuals.

Termination Fee

We will pay our manager a fee upon termination of the management services agreement if such termination is based solely on a vote of our board of directors and our shareholders; no other fee will be payable to our manager in connection with the termination of the management services agreement for any other reason. The fee that is payable to our manager will be equal to the product of (i) two (2) multiplied by (ii) the sum of the amounts of the gross quarterly management fees calculated (prior to any reduction for offsetting management fees) with respect to the four fiscal quarters immediately preceding the termination date of the management services agreement. The termination fee will be payable in eight equal quarterly installments, with the first such installment being paid on or within five business days of the last day of the fiscal quarter in which the management services agreement was terminated and each subsequent installment being paid on or within five business days of the last day of each subsequent fiscal quarter, until such time as the termination fee is paid in full to our manager. The termination fee will not be subject to offset by offsetting management fees and does not impact our manager’s supplemental put right.

Offsetting Management Services Agreements

Pursuant to the management services agreement, we have agreed that our manager may, at any time, enter into offsetting management services agreements with our businesses pursuant to which our manager may perform services that may or may not be similar to management services. Any fees paid by one of our businesses pursuant to such agreements are referred to as offsetting management fees and will offset, on a dollar-for-dollar basis, the management fee otherwise due and payable by the company under the management services agreement with respect to a fiscal quarter. The management services agreement provides that the aggregate amount of offsetting management fees paid to our manager with respect to any fiscal quarter shall not exceed the management fee that would otherwise be paid (without taking offsetting management fees into account) to our manager with respect to such fiscal quarter. See the section above entitled “—Management Fee” for more information about the treatment of offsetting management fees.

Each of our initial businesses together with certain of its subsidiaries is a party to a management services agreement with Atlas Holdings or an affiliate of Atlas Holdings. Pursuant to each such agreement, Atlas Holdings or the affiliate of Atlas Holdings provides services to the applicable business, and the applicable business is obligated to pay Atlas Holdings or such affiliate an annual management fee. In conjunction with the closing of this offering, each of our initial businesses will terminate its respective management services agreement and enter into a management services agreement with our manager. Each such agreement will be an offsetting management services agreement and all payments thereunder will be offsetting management fees. We expect that our manager will receive annual management fees from Metal, Forest, CanAmPac and Pangborn of approximately $400,000, $760,000, CAN $500,000 and $300,000, in actual dollars, respectively, payable in equal quarterly installments. However, the aggregate amount of offsetting management fees to be paid pursuant to the offsetting management services agreements will be subject to a pro rata limitation of 9.5% of the company’s gross income. We expect that each management services agreement will be effective during the period the management services agreement with the company is in effect. The boards of managers and management teams of each of our initial businesses believe the fees charged under the offsetting management services agreements are reasonable.

Transaction Services Agreements

Pursuant to the management services agreement, we have agreed that our manager may, at any time, enter into transaction services agreements with any of our businesses relating to the performance by our manager of certain transaction-related services in connection with the acquisitions of target businesses by the company or its businesses or dispositions of the company’s or its businesses’ property or assets. In connection with providing transaction services, our manager will generally receive a fee equal to the sum of (i) 2.0% of the aggregate purchase price of the target business up to and equal to $50.0 million, plus (ii) 1.5% of the aggregate purchase price of the target business in excess of $50.0 million and up to and equal to $100 million, plus (iii) 1.0% of the aggregate purchase price over $100 million, subject to annual review by the nominating and corporate governance committee of our board of directors. The purchase price of a target business shall be defined as the aggregate amount of consideration, including cash and the value of any shares issued by us on the date of acquisition, paid for the equity interests of such target business plus the aggregate principal amount of any debt assumed by us of the target business on the date of acquisition. The other terms and conditions relating to the performance of transaction services will be established in accordance with market practice.

Any fees received by our manager pursuant to such a transaction services agreement will be in addition to the management fee payable by the company pursuant to the management services agreement and will not offset the payment of such management fee. A transaction services agreement with any of our businesses may provide for the reimbursement of costs and expenses incurred by our manager in connection with the acquisition of such businesses. Entry into a transaction services agreement will be reviewed, authorized and approved by the company’s nominating and corporate governance committee on an annual basis.

Our Manager as an Equity Holder

Our manager owns 100% of the allocation shares of the company, which generally will entitle our manager to receive a 20% profit allocation as a form of incentive designed to align the interests of our manager with those of our shareholders. Profit allocation has two components: a distribution-based component and an equity-based component. The distribution-based component will be paid when the distributions we pay to our shareholders exceed an annual hurdle rate of 7.0%, subject to certain conditions and adjustments. The equity-based component will be paid when the market for our shares appreciates, subject to certain conditions and adjustments. While the distribution-based component and the equity-based component are interrelated in certain respects, each component may independently result in a payment of profit allocation if the relevant conditions to payment are satisfied. The calculation of the profit allocation and the rights of our manager, as the holder of the allocation shares, are governed by the LLC agreement. See the section entitled “Description of Shares” for more information about the LLC agreement.

Manager’s Profit Allocation

Subject to the terms and conditions discussed below, we are obligated to pay our manager, as holder of the allocation shares, a profit allocation, which will be paid as a distribution on the allocation shares. The profit allocation to be paid to our manager is intended to reflect a sharing of the distributions we make to our shareholders in excess of an annual hurdle rate and an incentive distribution of any increase in our market value. In this respect, profit allocation has two components:

•  a distribution-based component, which we refer to as distribution-based profit allocation; and

•       a common share, or equity-based component, which we refer to as equity-based profit allocation.

In general, profit allocation will be calculated annually and, if all relevant conditions are satisfied and subject to all applicable limitations, will be paid in arrears after the end of each fiscal year. We refer generally to the obligation to make this payment to our manager as the “profit allocation” and, specifically, to the sum of distribution-based profit allocation and the current portion of the equity-based profit allocation, which we refer to as the current equity-based profit allocation, relating to any actual amount of a particular profit allocation to be paid to the manager, as the “profit distribution amount”.

Profit allocation will be calculated by an “administrator”, which will be our manager so long as the management services agreement remains in effect. The company’s chief financial officer and the audit committee, which is comprised solely of independent directors, will have the opportunity to review and approve such calculation prior to profit allocation becoming due and payable. Other than with respect to our manager’s role as the administrator, the obligation to pay profit allocation is not related in any way to the management services agreement. In this respect, termination of the management services agreement, by any means, will not affect our manager’s rights with respect to the allocation shares, including our manager’s right to receive profit allocation.

All calculations of profit allocation will be based on audited financial statements of the company prepared in accordance with GAAP and applied consistently.

The definitions used in, and an example of the calculation of profit allocation, are set forth below in more detail.

Description of Distribution-Based Profit Allocation

The distribution-based component of profit allocation is intended to provide a profit sharing of 20% of all distributions made by us such that, for example, if we have $100 to distribute, then $20 will be paid, subject to certain conditions, including the 7.0% annual hurdle described below, to our manager, as holder of the allocation shares, and $80 will be paid to our shareholders. In such a case, however, an absolute condition to the payment of any portion of the distribution-based component of profit allocation is that we must first make distributions to our shareholders. That is, in the foregoing example, we must first pay our shareholders $80 before we can pay $20 to our manager.

The 7.0% annual hurdle rate will require that we pay distributions to our shareholders, which we refer to as the cumulative required distribution amount, equal to at least 7.0% of total capital invested in the company, determined by reference to the gross proceeds raised by us through the issuance of common shares, after giving effect to any capital paid out of the company resulting from a buy-back of common shares, in each case, giving effect to the timing of such sale or purchase. Thus, continuing the example above, if the cumulative required distribution amount equaled $90 and we only distributed $80 to our shareholders, no distribution-based profit allocation would be paid to our manager for such year.

Further, the distribution-based component of profit allocation may only be paid out of, in general, net earnings of the company, as adjusted to remove the effect of certain non-cash items as set forth in the definitions relating to the calculation of profit allocation, after giving effect to payments of distributions to our shareholders and prior payments of the distribution-based component of profit allocation. In this respect, the distribution-based component of profit allocation is calculated on a cumulative basis to give effect to increases or decreases in earnings and invested capital from year-to-year, which may result in the payment of the distribution-based component of profit allocation in one year but not the next and vice-versa. We refer to the net earnings discussed above as cash available for distribution or CAD. Again, in line with our example above, if in a given year our cumulative required distribution amount was $80, we had CAD of $80 and we distributed $80 to our shareholders, no distribution-based profit allocation would be paid to our manager. If, on the other hand, all other conditions remain the same but we had CAD of $90, $100 or $110, we would pay distribution-based profit allocation to our manager equal to $10, $20 and $20 (with $10 available for subsequent calculations of CAD), respectively.

The result of this formulation is that, once cumulative distributions to our shareholders exceed the cumulative required distribution amount and, also, such cumulative distributions do not exceed the cumulative CAD, in each case, as of the relevant profit allocation determination date, we will pay (to the extent of available CAD) our manager a distribution-based profit allocation of an amount equal to 20% of cumulative distributions so paid to our shareholders, when considered together with the distributions so paid to our manager, subject to a high water mark with respect to previously paid distribution-based profit allocations. However, the actual amount of any payment of distribution-based profit allocation can only be paid to the extent that sufficient CAD is then available, after deducting the cumulative distributions to our shareholders, to make such payment. In this respect, if sufficient CAD is not available, the actual amount of any distribution-based profit distribution will be reduced to the amount of CAD that is then available. Nonetheless, because each calculation of distribution-based profit allocation is made on a cumulative basis, if CAD increases, any limitation previously applied to the distribution-based profit allocation may be overcome and such “short-fall” could be paid to the manager as part of future payments of distribution-based profit allocation.

In general, this method of profit sharing is intended to ensure that the company (i) has paid distributions to its shareholders in excess of the cumulative required distribution amount and (ii) has generated sufficient cash flow to pay distributions to our shareholders and the amount of any distribution-based profit allocation, in each case, prior to any payment of such distribution-based profit allocation to our manager. The calculation of distribution-based profit allocation is based on specific definitions relating to the components of distribution-based profit allocation, all as are discussed below. You should carefully and completely read all of the definitions relating to profit allocation to understand fully how and when it is calculated and paid.

Description of Equity-Based Profit Allocation

The equity-based component is generally intended to pay our manager 20% of the increase in the market value of our common shares, payable over several successive years, subject to adjustment. For example, if the market value of our common shares increase by $100 in a particular year, then $20 will be paid, subject to certain conditions and the deferral procedure discussed below, to our Manager, as holder of the allocation shares. The calculation of equity-based profit allocation will be based on the average closing price of the common shares on the Nasdaq Global Market or other securities exchange on which the common shares are then listed, and the average common shares then outstanding, in each case, during the 45-day period immediately preceding, and including, the company’s fiscal year end in which the relevant profit allocation determination date occurs. Further, the calculation of equity-based profit allocation is subject to the benchmark then established, which will be approximately $232.3 million upon the closing of this offering, that must be exceeded in order to give rise to a payment of equity-based profit allocation. Thus, in the foregoing example, if the $100 increase in the market value of our common shares represents only a $90 increase over a benchmark of $10, then $18 will be paid, subject to certain conditions and the deferral procedure discussed below, to our Manager.

Our obligation to pay equity-based profit allocation is summarized as follows. With respect to each calculation of equity-based profit allocation, the amount of equity-based profit allocation as of the relevant profit allocation determination date will be added, whether as a positive or negative amount, to the balance of the deferral account then existing. That is, if our example taking into account the $10 benchmark represents the first calculation of equity-based profit allocation, then $18 would be added to the deferral account. The purpose of the deferral account is to escrow a portion of equity-based profit allocation, which amount will be reduced if the market value of our common shares decreases in subsequent years. Thereafter:

•       If the balance of the deferral account is then positive as of such profit allocation determination date, we will pay 1/3 of the balance of the deferral account to the manager, which is the current equity-based profit allocation. Based on our example, if the deferral account balance is $18, then the current equity-based profit allocation to be paid to our Manager would be $6.

•       If the balance of the deferral account is then negative as of such profit allocation determination date, we will have no payment obligation with respect to equity-based profit allocation with respect to such profit allocation determination date. It is important to note that, in this respect, a negative balance in the deferral account will not reduce the distribution-based profit allocation.

The benchmark is calculated by reference to the total capital invested in the company, after giving effect to any capital paid out of the company resulting from a buy-back of common shares. The benchmark as of any particular profit allocation determination date will be increased to account for any increase in the market value of our common shares or reduced to account for any decrease in the market value of our common shares. In addition, if as of any particular profit allocation determination date cumulative distributions to our shareholders do not exceed the cumulative hurdle, in each case, as of the relevant profit allocation determination date, then the benchmark will be increased further to account for the amount of distribution “short-fall”.

In general, this method of calculation is intended to ensure that the market value of the company has increased beyond the capital invested in the company prior to the payment of any amount of equity-based profit allocation, subject to the escrowing of a portion thereof to guard against decreases in the market value of our common shares in subsequent years. The calculation of equity-based profit allocation is based on specific definitions relating to the components of distribution-based profit allocation, all as are discussed below. You should carefully and completely read all of the definitions relating to profit allocation to understand fully how and when it is calculated and paid.

Calculation and Payment of Profit Allocation

With respect to each fiscal year, commencing with the fiscal year that includes the date of the consummation of this offering, the administrator shall calculate the profit distribution amount, and the components thereof, on or promptly following the date upon which we file our audited consolidated financial statements with the SEC, which date we refer to as the profit allocation calculation date. On each profit allocation calculation date, the profit distribution amount will be calculated as of the relevant “profit allocation determination date”, including for each component of profit distribution amount. The relevant profit allocation determination date for (i) distribution-based profit allocation will be December 31st of each fiscal year, commencing in the fiscal year in which this offering is consummated, and (ii) equity-based profit allocation will be December 31st of each fiscal year, commencing in the third full fiscal year following the fiscal year in which this offering is consummated.

In short, on each “profit allocation calculation date”, the administrator will calculate the “profit distribution amount” as of the relevant “profit allocation determination date”. The definitions used in the calculation and determination of profit distribution amount are set forth below in the section entitled “—Definitions”.

Once calculated, the administrator will submit the calculation of profit distribution amount to Mr. Newell, the company’s Chief Financial Officer and Secretary, who will review the calculation and present the calculation, together with his report or the results of his review, to the company’s audit committee for its review and approval. The audit committee will have ten business days to review and approve the calculation, which approval shall be automatic absent express disapproval by the audit committee within such ten business day period. If the audit committee timely disapproves of the administrator’s calculation of profit distribution amount, the calculation and payment of profit distribution amount will be subject to a dispute resolution process, which may result in the profit distribution amount being determined, at the company’s sole cost and expense, by an independent accounting firm. Any determination by such independent accounting firm will be conclusive and binding on the company and the manager. We will be obligated to pay the profit distribution amount upon approval thereof, by the audit committee or otherwise, or upon resolution of any dispute by the independent accounting firm within five business days of such approval or resolution.

We will also pay a tax distribution to our manager if our manager is allocated taxable income as a partner in the company but does not realize actual distributions from the company at least equal to the taxes that are payable by our manager resulting from such allocations of taxable income. Any such tax distribution will be paid in a similar manner as profit allocations are paid to our manager, and will be credited against future payments of profit allocation.

As obligations of the company, if we do not have sufficient liquid assets to pay profit allocation or a tax distribution when due, we may be required to liquidate assets or incur debt in order to pay such profit allocation or tax distribution. Our board of directors will have the right to elect to make any payment of profit allocation due on any profit allocation payment date in the form of cash or securities of the company, which must be issued on market terms at the time of issuance.

Example of the Calculation of Profit Allocation

The following example calculation of profit allocation is being presented solely for the purpose of demonstrating the method of calculating distribution-based profit allocation and equity-based profit allocation, based on certain assumptions and estimates. These assumptions and estimates relate to the distributions we pay to our shareholders, the earnings of our businesses and the price of our common shares, none of which can be determined or predicted with any certainty. As a result, you should not rely upon any information contained in or the results of this example calculation as being predictive of the actual amount of profit allocation that will be payable by the company in the future, our results of operations, the distributions to be paid to our shareholders or the market value of our common shares.

The line items and numbers presented in italics below represent information that has been assumed or estimated for the purpose of this example calculation. Letters set forth in parentheticals to the right of any line items are cross-references to other line items that are identified by the corresponding letters in the left hand margin.

Summary Information
			Year 4	Year 5	Year 6	Year 7	Year 8
Cash distributions
		Cash distribution amount	$ 15.0	$ 15.5	$ 19.5	$ 20.0	$ 19.9
		Cumulative paid distribution amount	48.0	63.5	83.0	103.0	122.9
		Annual required distribution amount	15.5	19.1	19.2	19.8	19.9
		Cumulative required distribution amount	44.5	63.6	82.8	102.6	122.5
		Distribution short-fall amount	—	0.1	—	—	—
Market capitalization
		Average trading price - last 45 days	$ 16.0	$ 18.0	$ 17.0	$ 19.0	$ 21.7
		Average outstanding common shares - last 45 days	16.3	17.3	17.3	18.8	16.8
		Average year end market capitalization	$260.8	$311.4	$294.1	$357.2	$364.6
Profit distribution amount
		Distribution-based profit allocation (h)	$ 1.0	$ —	$ —	$ 1.7	$ 5.4
		Current equity-based profit allocation (d)	0.7	2.2	0.4	2.6	4.3
		Profit distribution amount	$ 1.7	$ 2.2	$ 0.4	$ 4.3	$ 9.7
Cash Available for Distribution and Cash Distributions
			Year 4	Year 5	Year 6	Year 7	Year 8
	1.	Adjusted EBITDA	$ 23.0	$ 24.0	$ 21.0	$ 28.5	$ 32.3
	2.	Maintenance capital expenditures	5.9	6.3	6.5	6.1	7.0
(a)		Annual CAD (1 - 2)	$ 17.1	$ 17.7	$ 14.5	$ 22.4	$ 25.3
(b)		Cumulative CAD	$ 62.1	$ 79.8	$ 94.3	$116.7	$142.0
		Cash distribution amount	15.0	15.5	19.5	20.0	19.9
(c)		Cumulative paid distribution amount	48.0	63.5	83.0	103.0	122.9

Equity-Based Profit Allocation
			Year 4	Year 5	Year 6	Year 7	Year 8
Calculation of equity-based profit allocation
	1.	Average trading price - last 45 days	$ 16.0	$ 18.0	$ 17.0	$ 19.0	$ 21.7
	2.	Average outstanding common shares - last 45 days (o)	16.3	17.3	17.3	18.8	16.8
	3.	Average year end market capitalization (1 * 2)	260.8	311.4	294.1	357.2	364.6
	4.	Market capitalization benchmark (e)	250.5	285.0	311.3	322.0	325.0
	5.	Market capitalization adjustment amount (3 - 4)	$ 10.3	$ 26.4	$ (17.2)	$ 35.2	$ 39.6
	6.	Equity-based profit allocation (0.20 * 5)	$ 2.1	$ 5.3	$ (3.4)	$ 7.0	$ 7.9
Calculation of current equity-based profit allocation
	7.	Deferral account ending balance from previous year (11)	$ —	$ 1.4	$ 4.5	$ 0.7	$ 5.1
	8.	Equity-based profit allocation (6)	2.1	5.3	(3.4)	7.0	7.9
	9.	Deferral account starting balance (7 + 8)	$ 2.1	$ 6.7	$ 1.1	$ 7.7	$ 13.0
(d)	10.	Current equity-based profit allocation (0.333 * 9, if 9 > 0)	$ 0.7	$ 2.2	$ 0.4	$ 2.6	$ 4.3
	11.	Deferral account ending balance (9 - 10)	$ 1.4	$ 4.5	$ 0.7	$ 5.1	$ 8.7
Notes to equity-based profit allocation
Market capitalization benchmark
	12.	Cumulative capital as of such EBPA determination date (q)	$250.5	$274.6	$274.6	$302.5	$270.3
	13.	Distribution short-fall amount (n)	—	0.1	—	—	—
	14.	Sum of all market capitalization adjustment amounts calculated and determined with respect to each EBPA determination date occuring prior to, but not including, such EBPA determination date (5)	—	10.3	36.7	19.5	54.7
(e)		Market capitalization benchmark with respect to the first EBPA determination date (12 + 13)	$250.5
(e)		Market capitalization benchmark with respect to any subsequent EBPA determination date (12 + 13 + 14)		$285.0	$311.3	$322.0	$325.0

Distribution-Based Profit Allocation
				Year 4	Year 5	Year 6	Year 7	Year 8
Calculation of distribution-based profit allocation
	1.	Cumulative paid distribution amount (c)		$ 48.0	$ 63.5	$ 83.0	$103.0	$122.9
(f)	2.	Cumulative distribution base amount (0.25 * 1)		$ 12.0	$ 15.9	$ 20.8	$ 25.8	$ 30.7
	3.	Distribution high water mark (i)		11.0	12.0	12.0	12.0	13.7
(g)	4.	Adjusted distribution base amount (2 - 3)		1.0	3.9	8.8	13.8	17.0
	5.	CAD short-fall (j)		—	—	8.8	12.1	11.6
		DBPA payment trigger events:
		Trigger 1:	Does cumulative paid distribution amount equal or exceed the cumulative required distribution amount? (1, m)	YES	NO	YES	YES	YES
		Trigger 2:	Does cumulative CAD exceed allocated CAD? (b, k)	YES	YES	NO	YES	YES
(h)		Distribution-based profit allocation (4 - 5 , assuming both trigger events are satisfied)		$ 1.0	$ —	$ —	$ 1.7	$ 5.4
Notes to distribution-based profit allocation
Distribution high water mark
		Aggregate amount of all DBPA paid to allocation holder prior to, but not including, such DBPA determination date (h)		$ 11.0	$ 12.0	$ 12.0	$ 12.0	$ 13.7
(i)		Distribution high water mark		11.0	12.0	12.0	12.0	13.7
CAD short-fall
	1.	Adjusted distribution base amount (g)		$ 1.0	$ 3.9	$ 8.8	$ 13.8	$ 17.0
	2.	Available CAD (l)		3.1	4.3	—	1.7	5.4
(j)		CAD short-fall (1 - 2, if 1 > 2)		—	—	8.8	12.1	11.6
Allocated CAD and Available CAD
	1.	Cumulative CAD (b)		$ 62.1	$ 79.8	$ 94.3	$116.7	$142.0
	2.	Cumulative paid distribution amount (c)		$ 48.0	$ 63.5	$ 83.0	$103.0	$122.9
	3.	Distribution high water mark (i)		11.0	12.0	12.0	12.0	13.7
(k)	4.	Allocated CAD (2 + 3)		$ 59.0	$ 75.5	$ 95.0	$115.0	$136.6
(l)		Available CAD (1 - 4, if 1 > 4)		3.1	4.3	—	1.7	5.4
Cumulative required distribution amount and distribution short-fall amount
		Annual required distribution amount (r)		$ 15.5	$ 19.1	$ 19.2	$ 19.8	$ 19.9
(m)	1.	Cumulative required distribution amount		44.5	63.6	82.8	102.6	122.5
	2.	Cumulative paid distribution amount (c)		48.0	63.5	83.0	103.0	122.9
(n)		Distribution short-fall amount (1 - 2, if 1 > 2)		—	0.1	—	—	—

			Year 4	Year 5	Year 6	Year 7	Year 8
Annual required distribution amount
Stock purchase and sale assumptions
Transaction 1
	Transaction date
		Date of transaction	July 30	Mar 25	—	Sep 15	June 5
	1.	Number of days remaining in fiscal year	154	281	—	107	209
	Stock sale
	2.	Number of shares sold	3.0	2.0	—	1.5	—
	3.	Price per share	$ 17.0	$ 20.0	$ —	$ 18.6	$ —
	4.	Invested capital (2 * 3)	$ 51.0	$ 40.0	$ —	$ 27.9	$ —
	5.	Average invested capital (4 * (1 / 365 days))	$ 21.5	$ 30.8	$ —	$ 8.2	$ —
	Stock purchase
	6.	Number of shares purchased	—	—	—	—	2.0
	7.	Basis (p)	$ —	$ —	$ —	$ —	$ 16.1
	8.	Returned capital (6 * 7)	$ —	$ —	$ —	$ —	$ 32.2
	9.	Average returned capital (8 * (1 / 365 days))	$ —	$ —	$ —	$ —	$ 18.4
Transaction 2
	Transaction date
		Date of transaction	—	July 1	—	—	—
	10.	Number of days remaining in fiscal year	—	183	—	—	—
	Stock purchase
	11.	Number of shares purchased	—	1.0	—	—	—
	12.	Basis (p)	$ —	$ 15.9	$ —	$ —	$ —
	13.	Returned capital (11 * 12)	$ —	$ 15.9	$ —	$ —	$ —
	14.	Average returned capital (13 * (10 / 365 days))	$ —	$ 8.0	$ —	$ —	$ —
Average outstanding common shares and Basis
(o)	Average outstanding common shares		16.3	17.3	17.3	18.8	16.8
	Basis:
	15.	Cumulative capital as of the day immediately preceding such date		$290.5			$302.5
	16.	Total number of common shares outstanding as of the day immediately preceding such date		18.3			18.8
(p)		Basis (15 / 16)		$ 15.9			$ 16.1
Calculation of annual required distribution amount
	17.	Total invested capital (4)	$ 51.0	$ 40.0	$ —	$ 27.9	$ —
	18.	Cumulative invested capital	250.5	290.5	290.5	318.4	318.4
	19.	Total returned capital (8 + 13)	—	15.9	—	—	32.2
	20.	Cumulative returned capital	—	15.9	15.9	15.9	48.1
(q)	21.	Cumulative capital (18 - 20)	250.5	274.6	274.6	302.5	270.3
	22.	Cumulative capital of preceding fiscal year	$199.5	$250.5	$274.6	$274.6	$302.5
	23.	Aggregate averaged invested capital (5)	21.5	30.8	—	8.2	—
	24.	Aggregate averaged returned capital (9 + 14)	—	8.0	—	—	18.4
	25.	Total adjusted capital (22 + 23 - 24)	$221.0	$273.3	$274.6	$282.8	$284.1
(r)		Annual required distribution amount (.07 * 25)	$ 15.5	$ 19.1	$ 19.2	$ 19.8	$ 19.9

Definitions

The following definitions are used in the calculation and determination of “profit distribution amount” for purposes of our obligation to pay profit allocation to the manager as holder of the allocation shares:

“Adjusted EBITDA” shall mean, with respect to any fiscal year, the sum of (i) the company’s net income or loss with respect to such fiscal year as reflected in the line item entitled “net income (loss)” (or any successor line item) of the company’s financial statements with respect to such fiscal year,  plus (ii) the absolute amount of depreciation expense as reflected in the line item entitled “depreciation expense” (or any successor line item) of the company’s financial statements with respect to such fiscal year, plus (iii) the absolute amount of amortization expense as reflected in the line item entitled “amortization expense” (or any successor line item) of the company’s financial statements with respect to such fiscal year, plus (iv) the absolute amount of interest expense as reported in the company’s financial statements with respect to such fiscal year, plus (v) the absolute amount of income tax expense as reported in the company’s financial statements with respect to such fiscal year, plus (vi) the absolute amount of the supplemental put expense as reported in the company’s financial statements with respect to such fiscal year, plus (vii) the absolute amount of equity-based compensation expense as reported in the company’s financial statements with respect to such fiscal year, plus (viii) the absolute amount of any step-up in inventory basis as a result of an acquisition as reported in the company’s financial statements with respect to such fiscal year, plus (ix) the absolute amount of the impairment loss expense as reported in the company’s financial statements with respect to such fiscal year, plus (x) the absolute amount of other non-cash charges as reported in the company’s financial statements with respect to such fiscal year.

“Adjusted distribution base amount” shall mean, as of any DBPA determination date, the sum of (i) the cumulative distribution base amount as of such DBPA determination date, minus (ii) the distribution high water mark as of such DBPA determination date.

“Affiliate” shall mean, with respect to any person, (i) any person directly or indirectly controlling, controlled by or under common control with such person or (ii) any officer, director, general member, member or trustee of such person. For purposes of this definition, the terms “controlling,” “controlled by” or “under common control with” shall mean, with respect to any persons, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, or the power to elect at least fifty percent (50%) of the directors, managers, general members or persons exercising similar authority with respect to such person.

“Affiliated” shall mean, with respect to any person, any person that is an affiliate of such person.

“Allocated CAD” shall mean, as of any DBPA determination date, the sum of (i) the cumulative paid distribution amount as of such DBPA determination date, plus (ii) the distribution high water mark as of such DBPA determination date.

“Annual CAD” shall mean, with respect to any fiscal year, the sum of (i) adjusted EBITDA with respect to such fiscal year, minus (ii) the absolute amount of maintenance capital expenditures with respect to such fiscal year.

“Annual required distribution amount” shall mean, with respect to any fiscal year, the product of (i) 7.0%, multiplied by (ii) the total adjusted capital as of the last day of such fiscal year.

“Available CAD” shall mean, as of any DBPA determination date, the amount, if any, by which (i) cumulative CAD as of such DBPA determination date, exceeds (ii) the allocated CAD as of such DBPA determination date; provided, that such amount shall not be less than zero.

“Average outstanding common shares” shall mean, as of any EBPA determination date, the result of (x) the sum of the total number of shares outstanding on each trading day occurring during the 45-day period immediately preceding, and including, the company’s fiscal year end in which such EBPA determination date occurs, divided by (y) the number of such trading days in such 45-day period.

“Average trading price” shall mean, as of any EBPA determination date, the result of (i) the sum of the closing prices, as reported on the Nasdaq Global Market or other securities exchange on which the common shares are then listed, of the common shares for each trading day occurring during the 45-day period immediately preceding, and including, the company’s fiscal year end in which such EBPA determination date occurs, divided by (ii) the number of such trading days in such 45-day period.

“Average year end market capitalization” shall mean, as of any EBPA determination date, the product of (i) the average trading price as of such EBPA determination date, multiplied by (ii) the average outstanding common shares as of such EBPA determination date.

“Averaged invested capital” shall mean, with respect to any sale of common shares by the company during any fiscal year, the product of (i) the invested capital received by the company with respect to such sale by the company of common shares during such fiscal year, multiplied by (ii) a fraction, the numerator of which is the number of days remaining in such fiscal year from, but excluding, the date of such sale and the denominator of which is 365.

“Averaged returned capital” shall mean, with respect to any purchase of common shares by the company during any fiscal year, the product of (i) the returned capital paid by the company with respect to such purchase by the company of common shares during such fiscal year, multiplied by (ii) a fraction, the numerator of which is the number of days remaining in such fiscal year from and including the date of such purchase and the denominator of which is 365.

“Basis” shall mean, as of any date, the result of (i) the cumulative capital as of the day immediately preceding such date, divided by (ii) the total number of common shares outstanding as of the day immediately preceding such date.

“CAD short-fall” shall mean, as of any DBPA determination date, the amount, if any, by which (i) the adjusted distribution base amount as of such DBPA determination date, exceeds (ii) available CAD as of such DBPA determination date; provided, that such amount shall not be less than zero.

“Cumulative CAD” shall mean, as of any DBPA determination date, the aggregate of all annual CADs with respect to each fiscal year, or portion thereof, from inception to and including such DBPA determination date.

“Cumulative capital” shall mean, as of any date, the sum of (i) the cumulative invested capital as of such date, minus (ii) the cumulative returned capital as of such date.

“Cumulative distribution base amount” shall mean, as of any DBPA determination date, the product of (i) the cumulative paid distribution amount as of such DBPA determination date, multiplied by (ii) 0.25.

“Cumulative invested capital” shall mean, as of any date, the aggregate invested capital received by the company with respect to each sale by the company of common shares from inception to and including such date.

“Cumulative paid distribution amount” shall mean, as of any profit allocation determination date, the actual aggregate amount of all cash distributions paid by the company with respect to the common shares from inception to and including such profit allocation determination date.

“Cumulative required distribution amount” shall mean, as of any profit allocation determination date, the sum of the aggregate amount of all annual required distribution amounts calculated and determined with respect to each fiscal year, or portion thereof, from inception to and including such profit allocation determination date.

“Cumulative returned capital” shall mean, as of any date, the aggregate returned capital paid by the company with respect to each purchase by the company of common shares from inception to and including such date.

“Current equity-based profit allocation” shall mean, as of any EBPA determination date, (i) if the deferral account starting balance as of such EBPA determination date is a positive amount, then the product of (A) the deferral account starting balance as of such EBPA determination date, multiplied by (B) 1/3; or (ii) if the deferral account starting balance as of such EBPA determination date is a negative amount, then zero.

“DBPA determination date” shall mean December 31st of each year, commencing immediately following the consummation of the IPO.

“DBPA payment trigger events” shall mean, as of any DBPA determination date, (i) the cumulative paid distribution amount as of such DBPA determination date equals or exceeds the cumulative required distribution amount as of such DBPA determination date, and (ii) cumulative CAD as of such DBPA determination date exceeds the allocated CAD as of such DBPA determination date.

“Deferral account starting balance” shall mean (i) with respect to the first EBPA determination date, the aggregate amount of equity-based profit allocation as of such EBPA determination date, and (ii) with respect to any EBPA determination date thereafter, the sum of (x) the deferral account ending balance as of the EBPA determination date immediately preceding such EBPA determination date, plus (ii) the aggregate amount of equity-based profit allocation as of such EBPA determination date.

“Deferral account ending balance” shall mean, as of any EBPA determination date, the sum of (i) the deferral account starting balance as of such EBPA determination date, minus (ii) if the current equity-based profit allocation as of such EBPA determination date is a positive amount, the current equity-based profit allocation, if any, as of such EBPA determination date.

“Distribution-based profit allocation” shall mean, as of any DBPA determination date, the sum of (i) the adjusted distribution base amount as of such DBPA determination date, minus (ii) the CAD short-fall, if any, as of such DBPA determination date; provided, that such amount shall not be less than zero; provided, however, that if each of the DBPA payment trigger events is not satisfied as of such DBPA determination date, then distribution-based profit allocation shall be zero as of such DBPA determination date.

“Distribution high water mark” shall mean, as of any DBPA determination date, the aggregate amount of all distribution-based profit allocations paid by the company and received by the allocation holder with respect to each profit allocation determination date prior to, but not including, such DBPA determination date.

“Distribution short-fall amount” shall mean, as of any EBPA determination date, the amount, if any, by which (i) the cumulative required distribution amount as of such EBPA determination date exceeds (ii) the cumulative paid distribution amount as of such EBPA determination date; provided, that such amount shall not be less than zero.

“EBPA determination date” shall mean December 31st occurring in the third full fiscal year following the date of consummation of the IPO and each December 31st thereafter.

“Equity-based profit allocation” shall mean, as of any EBPA determination date, the sum of (i) the market capitalization adjustment amount as of such EBPA determination date, multiplied by (ii) 0.2.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Financial statements” shall mean, with respect to any fiscal year, the audited consolidated financial statements of the company with respect to such fiscal year, as prepared in accordance with GAAP.

“Fiscal year” shall mean the company’s fiscal year for purposes of its reporting obligations under the Exchange Act.

“GAAP” shall mean the generally accepted accounting principles in effect in the United States, consistently applied.

“Interest expense” shall mean, with respect to any fiscal year, the aggregate amount of interest or other expenses of the company with respect to third-party indebtedness with respect to such fiscal year, as determined in accordance with GAAP and as reflected in the company’s financial statements, or the notes relating thereto, with respect to such fiscal year.

“Invested capital” shall mean, with respect to any sale of common shares by the company on any date, the aggregate gross proceeds received by the company on such date with respect to such sale of common shares.

“IPO” shall mean the initial public offering of the common shares by the company.

“Maintenance capital expenditures” shall mean, with respect to any fiscal year, the aggregate amount of expenses and expenditures related to repairs and maintenance of the company’s or any of its subsidiaries’ property, plant and equipment incurred as a liability of the company or any of its subsidiaries with respect to such Fiscal Year, which repairs and maintenance were made in the ordinary course of business for the purpose of restoring and maintaining capacity or production (as opposed to increasing capacity or production), consistent with past practices or in accordance with regulatory requirements, taking into account advancements in technology and environmental considerations, and which expenditures are capitalized and reflected in the line item entitled “property, plant and equipment” (or any successor line item) of the company’s financial statements.

“Market capitalization adjustment amount” shall mean, as of any EBPA determination date, the sum of (i) the average year end market capitalization as of such EBPA determination date, minus (ii) the market capitalization benchmark as of such EBPA determination date.

“Market capitalization benchmark” shall mean, as of any EBPA determination date, (i) with respect to the first EBPA determination date for which equity-based profit allocation is calculated and determined, the sum of (x) the cumulative capital as of such EBPA determination date, plus (y) the distribution short-fall amount, if any, as of such EBPA determination date, and (ii) with respect to any subsequent EBPA determination date for which equity-based profit allocation is determined, the sum of (x) the cumulative capital as of such EBPA determination date, plus (y) the distribution short-fall amount as of such EBPA determination date, plus (z) the sum of all market capitalization adjustment amounts calculated and determined with respect to each EBPA determination date occurring prior to, but not including, such EBPA determination date.

“Outstanding” means, as of any date, with respect to any security theretofore issued by the company, except (i) such securities as represented by certificates or electronic positions evidencing such securities that have been canceled or delivered for cancellation, and (ii) such securities as represented by certificates or electronic positions that have been exchanged for or in lieu of which other securities have been executed and delivered.

“Person” means any individual, company (whether general or limited), limited liability company, corporation, trust, estate, association, nominee or other entity.

“Profit allocation calculation date” shall mean, with respect to any fiscal year, the date upon which financial statements of the company with respect to such fiscal year shall be first filed with the Securities and Exchange Commission, commencing with the fiscal year that includes the date of the consummation of the IPO.

“Profit allocation determination date” shall mean, with respect to any profit allocation calculation date, the DBPA determination date and the EBPA determination date, in each case, immediately preceding such profit allocation calculation date, commencing immediately following the consummation of the IPO.

“Profit allocation payment date” shall mean, with respect to any profit allocation calculation date, the 5th business day following such profit allocation calculation date.

“Profit distribution amount” shall mean, as of any profit allocation determination date, the sum of (i) the aggregate amount of current equity-based profit allocation as of such profit allocation determination date, plus (ii) the aggregate amount of distribution-based profit allocation as of such profit allocation determination date.

“Returned capital” shall mean, with respect to any purchase of common shares by the company on any date, the product of (i) the aggregate number of such common shares so purchased on such date, multiplied by (ii) the Basis as of such date.

“Subsidiary” shall mean, with respect to the company, any entity of which the company owns more than 50% of the voting interests therein.

“Third-party indebtedness” shall mean any indebtedness of the company owed to any person that is not affiliated with the company.

“Total adjusted capital” shall mean, as of the last day of any fiscal year, (i) with respect to the fiscal year in which the IPO is consummated, the sum of (x) the aggregate averaged invested capital received by the company from inception of the company to, and including, the last day of the fiscal year in which the IPO is consummated, minus (y) the aggregate averaged returned capital paid by the company with respect to each purchase of common shares by the company from inception of the company to, and including, the last day of the fiscal year in which the IPO is consummated and (ii) with respect to any other fiscal year, the sum of (x) the cumulative capital as of the last day of the immediately preceding fiscal year, plus (y) the aggregate averaged invested capital received by the company with respect to each sale of common shares by the company from, but excluding, the last day of the immediately preceding fiscal year to and including the last day of such fiscal year, minus (z) the absolute amount of the aggregate averaged returned capital paid by the company with respect to each purchase of common shares by the company from, but excluding, the last day of the immediately preceding fiscal year to and including the last day of such fiscal year.

Supplemental Put Agreement

In addition to the provisions discussed above, in consideration of our manager’s acquisition of the allocation shares, we intend to enter into a supplemental put agreement with our manager pursuant to which our manager will have the right to cause the company to purchase the allocation shares then owned by our manager upon termination of the management services agreement. Termination of the management services agreement, by any means, will not affect our manager’s rights with respect to the allocation shares that it owns. In this regard, our manager will retain its put right and its allocation shares after ceasing to serve as our manager.

If (i) the management services agreement is terminated at any time other than as a result of our manager’s resignation (subject to (ii)) or (ii) our manager resigns on any date that is at least three years after the closing of this offering, then our manager will have the right, but not the obligation, for one year from the date of such termination or resignation, as the case may be, to elect to cause the company to purchase all of the allocation shares then owned by our manager for the put price as of the put exercise date. The exercise date shall be the date on which the manager elects to exercise the rights under the supplemental put agreement.

For purposes of this provision, the put price shall be equal to, as of any exercise date, (i) if the management services agreement is terminated as a result of our removal of the manager, the sum of two separate, independently made calculations of the aggregate amount of the base put price amount as of such exercise date, or (ii) if the management services agreement is terminated as a result of our manager’s resignation, the average of two separate, independently made calculations of the aggregate amount of the base put price amount as of such exercise date, in each case, assuming (i) that the exercise date is the relevant profit allocation determination date for the purposes of such calculation, (ii) that for the purpose of calculating distribution-based profit allocation as of the exercise date, the DBPA trigger events shall be deemed satisfied as of the exercise date, (iii) CAD short-fall equals zero for purposes of such calculation, (iv) that for the purpose of calculating the deferral account ending balance as of the exercise date, the current equity-based profit reallocation equals zero (0) and (v) except as otherwise required by the assumptions, any components of the base put price amount shall be calculated in accordance with the calculation of the relevant components of profit allocation, as discussed above. Each of the two separate, independently made calculations of our manager’s profit allocation for purposes of calculating the put price shall be performed by a different investment bank that is engaged by the company at its cost and expense. The put price will be adjusted to account for a final “true-up” of our manager’s profit allocation.

Definitions

The following definitions are used in the calculation and determination of “base put price amount” for purposes of our obligation to pay the put price to the manager pursuant to the supplemental put agreement:

“Base put price amount” shall mean, with respect to any exercise date, the sum of (i) the businesses valuation amount as of such exercise date, plus (ii) the aggregate amount of distribution-based profit allocation as of such exercise date, plus (iii) the balance, if positive, of the deferral account ending balance as of such exercise date.

“Businesses valuation amount” shall mean, with respect to any exercise date, the product of (i) the sum of (u) the aggregate fair market value of all of the company’s subsidiaries, determined individually, as of such exercise date, plus (v) the aggregate principal amount of any debt investments in all of the company’s subsidiaries as of such exercise date, plus any and all accrued and unpaid interest thereon, plus (w) the aggregate fair market value of all of the company’s investments, determined individually, as of such exercise date, minus (x) cumulative capital as of such exercise date, minus (y) the absolute aggregate principal amount of outstanding third-party indebtedness of the company, if any, as of such exercise date, plus (z) the aggregate amount of cash and cash equivalents of the company on a deconsolidated basis as of such exercise date, multiplied by (ii) 0.2.  For the avoidance of doubt, any and all components of business valuation amount shall be determined and calculated without duplication of any other components, including sub-components, of business valuation amount.

“Cumulative capital” shall mean, as of any date, the sum of (i) the cumulative invested capital as of such date, minus (ii) the cumulative returned capital as of such date.

“Cumulative invested capital” shall mean, as of any date, the aggregate invested capital received by the company with respect to each sale by the company of common shares from inception to and including such date.

“Cumulative returned capital” shall mean, as of any date, the aggregate returned capital paid by the company with respect to each purchase by the company of common shares from inception to and including such date.

“Fair market value” means, with respect to any subsidiary or investment of the company, the aggregate consideration, whether cash or otherwise, for which the company, being knowledgeable, willing and free of undue pressure, would sell (i) all of its equity interests in such subsidiary or (ii) such investment, in each case, without giving effect to any discount attributable to (x) minority ownership or positions with respect to any subsidiary or investment, (y) the lack of liquidity with respect to the securities of any subsidiary or investment, and (iii) status of the securities of any subsidiary or investment under state and federal securities laws.

“Investments” means any investment by the company in the securities of another entity other than a subsidiaries of the company.

“Subsidiary” shall mean any entity of which the company owns more than 50% of the voting interests therein.

“Third-party indebtedness” shall mean any indebtedness of the company owed to any person that is not affiliated with the company.

Our manager and the company can mutually agree to permit the company to issue a note in lieu of payment of the put price when due; provided, that if the management services agreement is terminated as a result of our manager’s resignation, then the company will have the right, in its sole discretion, to issue a note in lieu of payment of the put price when due. In either case the note would have an aggregate principal amount equal to the put price, would bear interest at a rate of LIBOR plus 4.0% per annum, would mature on the first anniversary of the date upon which the put price was initially due and would be subordinate to any indebtedness outstanding under our proposed third-party credit facility and would be secured by the then-highest priority lien available to be placed on our equity interests in each of our businesses.

The company’s obligations under the supplemental put agreement are absolute and unconditional. In addition, the company will be subject to certain obligations and restrictions upon exercise of our manager’s put right until such time as the company’s obligations under the supplemental put agreement and any related note, have been satisfied in full, including:

•       subject to the company’s right to issue a note in the circumstances described above, the company must use commercially reasonable efforts to raise sufficient debt or equity financing to permit the company to pay the put price or note when due and obtain approvals, waivers and consents or otherwise remove any restrictions imposed under contractual obligations or applicable law or regulations that have the effect of limiting or prohibiting the company from satisfying its obligations under the supplemental put agreement or note;

•       our manager will have the right to have a representative observe meetings of our board of directors and have the right to receive copies of all documents and other information furnished to our board of directors;

•       the company and its businesses will be restricted in their ability to sell, lease, transfer or otherwise dispose of their property or assets or any businesses they own and in their ability to incur indebtedness (other than in the ordinary course of business) without granting a lien on the proceeds therefrom to our manager, which lien will secure the company’s obligations under the supplemental put agreement or note; and

•       the company will be restricted in its ability to (i) engage in certain mergers or consolidations, (ii) sell, lease, transfer or otherwise dispose of all or a substantial part of its business, property or assets or all or a substantial portion of the stock or beneficial ownership of its businesses or a portion thereof, (iii) liquidate, wind-up or dissolve, (iv) acquire or purchase the property, assets, stock or beneficial ownership or another person, or (v) declare and pay distributions.

The company also has agreed to indemnify our manager for any losses or liabilities it incurs or suffers in connection with, arising out of or relating to its exercise of its put right or any enforcement of terms and conditions of the supplemental put agreement.

Except as discussed above, the obligation of the company under the supplemental put agreement will be an unsecured obligation of the company. As an obligation of the company, however, the put price will be senior in right to the payment of distributions to our shareholders. If we do not have sufficient liquid assets to pay the put price when due, we may be required to liquidate assets or incur debt in order to pay the put price.

PRO FORMA CAPITALIZATION

The following table sets forth our unaudited pro forma capitalization, assuming the underwriters’ overallotment option is not exercised, after giving effect to the closing of this offering and sale of our common shares at the assumed public offering price of $15.00 per share (the mid-point of the expected public offering price range) and the application of the estimated net proceeds from such sale (after deducting underwriting discounts and commissions (including the financial advisory fee to be paid to Ferris, Baker Watts, Incorporated) and our estimated offering expenses) as well as the proceeds from the separate private placement transactions and the initial borrowing under our proposed third-party credit facility. The pro forma capitalization gives effect to:

•       loans retiring;

•       debt issuances; and

•       acquisitions.

See the section entitled “Use of Proceeds” for more information.

You should read this information in conjunction with the financial statements and the notes related thereto, the unaudited pro forma condensed combined financial statements and the notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are included elsewhere in this prospectus.

(Unaudited)
Pro Forma as of
June 30, 2007
($ in thousands)
Cash and cash equivalents	$—
Debt:
Debt-current portion	427
Long-term debt	50,888
Shareholders’ equity:
Common shares: (no par value); 1,000,000,000 common shares authorized; common shares issued and outstanding as adjusted for the offering
Total shareholders’ equity	212,456
Total capitalization	$263,771

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Unaudited)

The company was organized on December 26, 2006 for the purpose of making the acquisitions described below, using the net proceeds from this offering, the separate private placement transactions and the initial borrowing under our proposed third-party credit facility, which the company anticipates it will obtain in conjunction with this transaction. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information about the proposed third-party credit facility. The following unaudited pro forma condensed combined balance sheet as of June 30, 2007, gives the effect to the acquisition of all of the equity interests of:

•       Metal;

•       Forest;

•       CanAmPac; and

•  Pangborn,

as if all of these transactions had been completed as of June 30, 2007. The actual amount of pro forma adjustments, which we do not expect to be material, will depend upon the actual closing date for the acquisitions. Each of these acquisitions requires the satisfaction of conditions precedent set forth in the related purchase agreement. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the purchase of the equity interests we are acquiring of each initial business and the conditions to be satisfied for each acquisition.

The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2006 and the six month period ended June 30, 2007, gives effect to these transactions as if they all had occurred at the beginning of the fiscal period presented.

•       The “as reported” financial information in the unaudited pro forma condensed combined financial statements at June 30, 2007 and for the period December 26, 2006 through December 31, 2006 and the six month period ended June 30, 2007 for the company was derived from the audited historical financial statements for the company for the year ended December 31, 2006 and the unaudited condensed financial statements at June 30, 2007 and for the six month period ended June 30, 2007 which are included elsewhere within this prospectus.

•       The “as reported” financial information in the unaudited pro forma condensed combined financial statements for the year ended December 31, 2006 for Metal was derived from Metal’s 2006 audited financial statements which are included elsewhere within this prospectus.  The “as reported” financial information in the unaudited pro forma condensed combined financial statements at June 30, 2007 and the six month period ended June 30, 2007 for Metal was derived from Metal’s unaudited condensed financial statements as of the date and for the period indicated therein which are included elsewhere within this prospectus.

•       The “as reported” financial information in the unaudited pro forma condensed combined financial statements for the year ended December 31, 2006 for Forest was derived from “Note 21—Consolidating Balance Sheet and Statement of Operations”, which we refer to as Forest’s Note 21, to Forest’s 2006 audited financial statements excluding all financial data related to CanAmPac as of the date and for the periods indicated therein which are included elsewhere within this prospectus. CanAmPac was excluded from Forest as the unaudited pro forma condensed statement of operations for the year ended December 31, 2006 for CanAmPac are presented separately. The “as reported” financial information in the unaudited pro forma condensed combined financial statements at June 30, 2007 and the six month period ended June 30, 2007 for Forest was derived from “Note 14—Consolidating Balance Sheet and Statement of Operations”, which we refer to as Note 14, to Forest’s June 30, 2007 and the six month period ended June 30, 2007 unaudited condensed financial statements excluding all financial data related to CanAmPac as of the date and for the period indicated therein which are included elsewhere within this prospectus.

•       The “as reported” financial information in the unaudited pro forma condensed statement of operations for the year ended December 31, 2006 for CanAmPac was derived from the combination of the financial information included in Forest’s Note 21 and the financial information in the audited carve-out financial statements of Roman’s Paperboard and Packaging Business for the period January 1, 2006 through April 30, 2006 which are included elsewhere within this prospectus. The combination was required as Forest acquired Roman’s Paperboard and Packaging Business effective May 1, 2006 from Roman Corporation Limited. The “as reported” financial information in the unaudited pro forma condensed combined financial statements at June 30, 2007 and the six month period ended June 30, 2007 for CanAmPac was derived from Note 14 including all financial data only related to CanAmPac as of the date and for the period indicated therein.

•       The “as reported” financial information in the unaudited pro forma condensed combined financial statements for the year ended December 31, 2006 for Pangborn was derived from Pangborn’s 2006 audited financial statements which are included elsewhere within this prospectus. The “as reported” financial information in the unaudited pro forma condensed combined financial statements at June 30, 2007 and the six month period ended June 30, 2007 for Pangborn was derived from Pangborn’s unaudited condensed financial statements as of the date and for the period indicated therein which are included elsewhere within this prospectus.

For purposes of this section, we refer to Metal, Forest, CanAmPac and Pangborn as the consolidated businesses, and the following unaudited pro forma condensed combined financial statements, or the pro forma financial statements, have been prepared assuming that our acquisitions of the consolidated businesses will be accounted for under the purchase method of accounting. Under the purchase method of accounting, the assets acquired and the liabilities assumed will be recorded at their respective fair value at the date of acquisition. The total purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values, which are subject to revision if the finalization of their respective fair values results in a material difference to the preliminary estimates used.

The company will enter into the management services agreement with our manager, pursuant to which our manager will provide management services for a management fee. In addition, our manager will receive a profit allocation as a holder of 100% of the allocation shares in the company. See section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Management Fee” for a discussion of how the management fee will be calculated and  “Our Manager—Our Relationship with Our Manager—Our Manager as an Equity Holder—Manager’s Profit Allocation” for a discussion of how the profit allocation will be calculated.

We also expect that our manager will enter into offsetting management services agreements, transaction services agreements and other agreements, in each case, with some or all of the businesses that we own. In this respect, we expect that Atlas Holdings will assign any outstanding management services agreements with our initial businesses to our manager in connection with the closing of this offering. Atlas Holdings is the entity that provided management services to our businesses prior to the closing of this offering. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Offsetting Management Services Agreements” for information about these agreements.

The unaudited pro forma condensed combined statements of operations are not necessarily indicative of operating results that would have been achieved had the transactions described above been completed at the beginning of the period presented and should not be construed as indicative of future operating results.

You should read these unaudited pro forma condensed combined financial statements in conjunction with the accompanying notes, the financial statements of the initial businesses to be acquired and the consolidated financial statements for the company, including the notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” located elsewhere in this prospectus.

Atlas Industries Holdings LLC

Pro Forma Condensed Combined Balance Sheet
at June 30, 2007
(Unaudited)

	Atlas Industries Holdings LLC (as reported)	Offering (*)	Metal (as reported)	Forest (as reported)	CanAmPac (as reported)	Pangborn (as reported)	Pro forma adjustments	Pro forma combined Atlas Industries Holdings LLC
($ in thousands)
Assets
Current assets:
Cash and cash equivalents	$20	$212,402	$3,299	$7,430	$—	$501	$(223,652	)(a)	$—
Trade accounts receivable, net	48	—	12,914	16,636	15,530	5,885	(55	)(b)	50,958
Inventories	—	—	7,845	8,987	16,292	1,991	1,323	(c)	36,438
Prepaid expenses	—	—	327	1,479	2,063	174	—		4,043
Deferred offering costs	6,621	(6,621)	—	3,848	551	593	(4,992	)(d)	—
Deferred tax assets	—	—	—	—	—	260	—		260
Bond sinking fund	—	—	465	—	—	—	(465	)(f)	—
Total current assets	6,689	205,781	24,850	38,380	34,436	9,404	(227,841)		91,699
Property, plant and equipment, net	—	—	5,156	27,075	20,378	3,732	88,739	(e)	145,080
Restricted cash	—	—	1,002	3,500	—	—	(4,502	)(f)	—
Goodwill	—	—	—	1,409	—	5,195	45,927	(g)	52,531
Intangible assets, net	—	—	—	1,850	385	4,850	21,215	(h)	28,300
Deferred financing fees	—	—	311	2,050	1,687	698	(1,221	)(i)	3,525
Investment in affiliates	—	—	—	13,777	—	—	(13,777	)(j)	—
Other non-current assets	—	—	—	488	853	62	—		1,403
Total non-current assets	—	—	6,469	50,149	23,303	14,537	136,381		230,839
Total assets	$6,689	$205,781	$31,319	$88,529	$57,739	$23,941	$(91,460)		$322,538
Liabilities and member’s equity
Current liabilities:
Accounts payable	$—	$—	$5,838	$11,379	$6,518	$4,163	$(55	)(b)	$27,843
Accrued liabilities	6,635	(6,621)	4,064	7,295	2,847	3,943	(521	)(n)	17,642
Debt-current	—	—	2,178	2,878	7,622	167	(12,845	)(k)	—
Current portion of capital lease obligations	—	—	—	—	1,901	—	(1,901	)(k)	—
Current portion of financing obligation	—	—	—	427	—	—	—		427
Total current liabilities	6,635	(6,621)	12,080	21,979	18,888	8,273	(15,322)		45,912
Deferred tax liabilities	—	—	—	—	—	1,995	5,489	(l)	7,484
Long-term debt	—	—	9,504	53,960	17,467	9,860	(50,585	)(k)	40,206
Long-term capital lease obligations	—	—	—	—	3,781	—	(3,781	)(k)	—
Long-term financing obligation	—	—	—	10,682	—	—	—		10,682
Other non-current liabilities	—	—	—	1,491	—	1,507	—		2,998
Total non-current liabilities	—	—	9,504	66,133	21,248	13,362	(48,877)		61,370
Total liabilities	6,635	(6,621)	21,584	88,112	40,136	21,635	(64,199)		107,282
Minority interests	—	—	—	—	4,595	—	(1,795	)(m)	2,800
Participating preferred units	—	—	6,873	24,011	—	—	(30,884	)(m)	—
Members’ equity (deficit)	54	212,402	2,862	(23,594)	13,008	2,306	5,418	(m)	212,456
Total liabilities and members’ equity	$6,689	$205,781	$31,319	$88,529	$57,739	$23,941	$(91,460)		$322,538

(*)                Reflects the issuance of shares and the net proceeds from this offering after deducting underwriting discounts and commissions (including the financial advisory fee payable to Ferris, Baker Watts, Incorporated) of $13.3 million and net proceeds from the separate private placement transactions. Total offering and transaction fees are estimated at approximately $9.0 million of which approximately $6.6 million were deducted from the offering costs and approximately $2.4 million were included in transactions fees which were included in the purchase accounting adjustments.

Atlas Industries Holdings LLC

Pro Forma Condensed Statement of Operations
for the year ended December 31, 2006
(Unaudited)

	Atlas Industries Holdings LLC (as reported)	Metal (as reported)	Forest (as reported) (*)	CanAmPac (as reported) (**)	Pangborn (as reported) (***)	Pro forma adjustments		Pro forma combined Atlas Industries Holdings LLC
	($ in thousands)
Net sales	$—	$89,918	$162,282	$94,777	$29,832	$—		$376,809
Cost of goods sold:
Materials and operations	—	71,122	124,665	76,705	16,583	532	(aa)	289,607
Depreciation	—	724	6,027	4,871	—	3,777	(bb)	15,399
Total cost of goods sold	—	71,846	130,692	81,576	16,583	4,309		305,006
Gross profit	—	18,072	31,590	13,201	13,249	(4,309)		71,803
Operating expenses:
Selling, general and administrative expenses	15	6,374	20,610	11,526	9,647	—		48,172
Management fees – related party	—	433	783	294	174	3,647	(cc)	5,331
Depreciation and amortization	—	—	317	176	945	2,651	(dd)	4,089
Total operating expenses	15	6,807	21,710	11,996	10,766	6,298		57,592
Operating income (loss)	(15)	11,265	9,880	1,205	2,483	(10,607)		14,211
Other income (expense):
Interest income	—	103	557	—	—	(208	)(ee)	452
Interest expense	—	(961)	(6,007)	(3,535)	(1,017)	4,478	(ff)	(7,042)
Other	—	7	—	—	—	—		7
Income (loss) before (provision) benefit for income taxes and minority interests	(15)	10,414	4,430	(2,330)	1,466	(6,337)		7,628
Minority interests	—	—	303	501	—	(880	)(gg)	(76)
(Provision) benefit for income taxes	—	—	(65)	75	(659)	(2,158	)(hh)	(2,807)
Income (loss) from continuing operations	(15)	10,414	4,668	(1,754)	807	(9,375)		4,745
Loss from discontinued operations	—	—	241	—	—	—		241
Net income (loss)	$(15)	$10,414	$4,427	$(1,754)	$807	$(9,375)		$4,504
Pro forma income per share								$0.29
Pro forma weighted-average number of shares outstanding								15,483,467
Supplemental information
Maintenance capital expenditures	$—	$452	$2,299	$480	$230			$3,461

(*)                Balances presented for Forest exclude the financial results for CanAmPac, which is presented separately.

(**)           Reflects the combination of the financial results of Roman’s Paperboard and Packaging Business for the period January 1, 2006 through April 30, 2006 and CanAmPac for the period May 1, 2006 through December 31, 2006. This combination was required because Roman’s Paperboard and Packaging Business was acquired by Forest on May 1, 2006.

(***)      Reflects the combination of the financial results of Pangborn Corporation for the period January 1, 2006 through June 4, 2006 and Pangborn for the period June 5, 2006 through December 31, 2006. This combination was required because Pangborn Corporation was acquired by Capital Equipment Resources LLC on June 5, 2006.

Atlas Industries Holdings LLC

Pro Forma Condensed Statement of Operations
for the six month period ended June 30, 2007
(Unaudited)

	Atlas Industries Holdings LLC (as reported)	Metal (as reported)	Forest (as reported) (*)	CanAmPac (as reported)	Pangborn (as reported)	Pro forma adjustments		Pro forma combined Atlas Industries Holdings LLC
	($ in thousands)
Net sales	$—	$53,735	$82,612	$47,990	$15,278	$—		$199,615
Cost of goods sold:
Materials and operations	—	40,955	65,891	38,454	8,351	(447	)(aa)	153,204
Restructuring charge	—	—	1,508	—	—	—		1,508
Depreciation	—	420	2,273	1,744	—	3,263	(bb)	7,700
Total cost of goods sold	—	41,375	69,672	40,198	8,351	2,816		162,412
Gross profit	—	12,360	12,940	7,792	6,927	(2,816)		37,203
Operating expenses:
Selling, general and administrative expenses	31	3,173	12,730	5,196	5,119	—		26,249
Management fees – related party	—	200	492	221	150	1,603	(cc)	2,666
Depreciation and amortization	—	—	255	105	377	1,309	(dd)	2,046
Total operating expenses	31	3,373	13,477	5,522	5,646	2,912		30,961
Operating income (loss)	(31)	8,987	(537)	2,270	1,281	(5,728)		6,242
Other income (expense):
Interest income	—	80	340	—	—	(155	)(ee)	265
Interest expense	—	(328)	(3,346)	(2,084)	(752)	2,919	(ff)	(3,591)
Income (loss) before (provision) benefit for income taxes and minority interests	(31)	8,739	(3,543)	186	529	(2,964)		2,916
Minority interests	—	—	—	(31)	—	2	(gg)	(29)
(Provision) benefit for income taxes	—	—	(148)	(55)	(199)	(703	)(hh)	(1,105)
Income (loss) from continuing operations	(31)	8,739	(3,691)	100	330	(3,665)		1,782
Income from discontinued operations	—	—	7	—	—	—		7
Net income (loss)	$(31)	$8,739	$(3,684)	$100	$330	$(3,665)		$1,789
Pro forma income per share								$0.12
Pro forma weighted-average number of shares outstanding								15,483,467
Supplemental information
Maintenance capital expenditures	$—	$100	$1,150	$740	$169			$2,159

(*)                Balances presented for Forest exclude the financial results for CanAmPac, which is presented separately.

Notes to Pro Forma Condensed Combined Financial Statements
(Unaudited)

This information in Note 1 provides the summary of the purchase transactions of Metal, Forest, CanAmPac and Pangborn. Note 2 describes the significant purchase accounting adjustments recorded by line item component of the pro forma condensed balance sheet or statement of operations. Unless otherwise noted, all amounts are in thousands of dollars ($000).

Note 1—Summary of Purchase Transactions

In conjunction with this offering, the company will acquire the businesses of Metal, Forest, CanAmPac and Pangborn. The following table presents a summary of sources and uses:

	Sources of funds		Uses of funds
Net proceeds from initial public		Purchase of equity:
offering(1)	$176,700	Metal	$30,870
Proceeds from private placement		Forest	21,229
transactions	42,252	CanAmPac	21,483
Issuance of non-voting preferred stock		Pangborn	8,655
(non-cash)	2,800	Minority interests:
Initial cash injection at Atlas Industries		Metal	900
Holdings LLC	100	Forest	1,000
Cash remaining at Metal	1,467	CanAmPac	600
Borrowings on third-party credit		Pangborn	300
facility	40,206	Loans to initial businesses:(2)(3)
		Metal	61,000
		Forest	56,314
		CanAmPac	37,180
		Pangborn	13,839
		Atlas Industries Holdings LLC expenses incurred since inception	80
		Offering transaction costs	6,550
		Estimated third-party credit facility origination fee	3,525
Total sources of funds	$263,525	Total uses of funds	$263,525

(1)             Assumes that the underwriters have not exercised their overallotment option.

(2)             See the liquidity and capital resources discussion for each initial business in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information about the outstanding debt of each initial business that will be repaid in connection with this offering. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the loans to each of our initial businesses.

(3)             In addition to the balances presented in the table above, additional intercompany loans approximating $5.6 million will be provided for the debt financing to our initial businesses. See the section entitled “The Acquisition of and Loans to Our Initial Businesses – Reimbursement Agreement” for more information about the reimbursement of offering expenses.

Metal

The purchase of Metal by the company for the purposes of the pro forma condensed combined financial statements was as of January 1, 2006 and was accounted for as a purchase transaction in accordance with SFAS No. 141. The total purchase price was allocated to the assets, including identifiable intangibles, and liabilities based upon their respective fair values estimated by management. The purchase price in excess of fair value resulted in goodwill of approximately $16.8 million. The following table presents a summary of the purchase transaction:

Purchase price:
Cash purchase price for Metal	$91,520
Issuance of preferred stock	900
Transaction costs	350
Assumed liabilities	9,902
Total purchase price	$102,672
Purchase accounting:
Fair market value of assets acquired:
Accounts receivable	$12,914
Inventories	9,168
Cash (previously classified as restricted cash)	1,002
Cash (previously classified as bond sinking fund)	465
Prepaid expenses	327
Property, plant and equipment	50,000
Intangible assets	12,000
85,876
Goodwill	16,796
$102,672

Forest

The purchase of Forest by the company for the purposes of the pro forma condensed combined financial statements was as of January 1, 2006 and was accounted for as a purchase transaction in accordance with SFAS No. 141. The total purchase price was allocated to the assets, including identifiable intangibles, and liabilities based upon their respective fair values estimated by management. The purchase price in excess of fair value resulted in goodwill of approximately $14.1 million. The following table presents a summary of the purchase transaction:

Purchase price:
Cash purchase price for Forest	$76,500
Issuance of preferred stock	1,000
Transaction costs	1,043
Assumed financing obligation	11,109
Assumed liabilities	19,589
Total purchase price	$109,241
Purchase accounting:
Fair market value of assets acquired:
Accounts receivable	$16,581
Inventories	8,987
Prepaid expenses	1,479
Property, plant and equipment	62,075
Intangible assets	5,500
Other assets	488
95,110
Goodwill	14,131
$109,241

CanAmPac

The purchase of CanAmPac by the company for the purposes of the pro forma condensed combined financial statements was as of January 1, 2006 and was accounted for as a purchase transaction in accordance with SFAS No. 141. The total purchase price was allocated to the assets, including identifiable intangibles, and liabilities based upon their respective fair values estimated by management. The purchase price in excess of fair value resulted in goodwill of approximately $5.0 million. The following table presents a summary of the purchase transaction:

Purchase price:
Cash purchase price for CanAmPac	$57,900
Issuance of preferred stock	600
Transaction costs	763
Deferred tax liabilities	5,242
Assumed liabilities	9,365
Total purchase price	$73,870
Purchase accounting:
Fair market value of assets acquired:
Accounts receivable	$15,530
Inventories	16,292
Prepaid expenses	2,063
Property, plant and equipment	29,173
Intangible assets	5,000
Other assets	853
68,911
Goodwill	4,959
$73,870

Pangborn

The purchase of Pangborn by the company for the purposes of the pro forma condensed combined financial statements was as of January 1, 2006 and was accounted for as a purchase transaction in accordance with SFAS No. 141. The total purchase price was allocated to the assets, including identifiable intangibles, and liabilities based upon their respective fair values estimated by management. The purchase price in excess of fair value resulted in goodwill of approximately $16.6 million. The following table presents a summary of the purchase transaction:

Purchase price:
Cash purchase price for Pangborn	$22,200
Issuance of preferred stock	300
Transaction costs	294
Deferred tax liabilities	2,242
Assumed liabilities	9,613
Total purchase price	$34,649
Purchase accounting:
Fair market value of assets acquired:
Accounts receivable	$5,885
Inventories	1,991
Prepaid expenses	174
Deferred tax assets	260
Property, plant and equipment	3,832
Intangible assets	5,800
Other assets	62
18,004
Goodwill	16,645
$34,649

Note 2—Pro Forma Adjustments

The following discusses the pro forma adjustments recorded on the pro forma condensed combined financial statements for the year ended December 31, 2006 and the six month period ended June 30, 2007. The references below are reflected in the tables at the beginning of this section.

Balance Sheet Pro Forma Adjustments

(a)   Pro forma adjustment for cash and cash equivalents

An adjustment was recorded to reduce the net proceeds from this offering and the private placements by expenses incurred with this offering which is summarized in the following table:

Cash purchase price of Metal	$(91,870)
Cash distribution to Metal members(1)	(3,299)
Cash purchase price of Forest(2)	(77,543)
Cash distribution to Forest members(3)	(10,930)
Cash purchase price of CanAmPac(2)	(58,663)
Cash purchase price of Pangborn(2)	(22,494)
Cash distribution to Pangborn members(4)	(501)
Payment of proposed third-party credit facility origination fees	(3,525)
$(268,825)

(1)             Balance represents cash “on hand” recorded on Metal’s June 30, 2007 balance sheet that would be distributed to its members had the transaction been consummated at that date as the purchase price excludes this cash “on hand”.

(2)             The purchase price includes the acquisition of the business on a debt free basis with the exception of a financing obligation at Forest approximating $11.1 million.

(3)             Balance represents cash “on hand” (the sum of $7.4 million cash and $3.5 million restricted cash) recorded on Forest’s June 30, 2007 balance sheet that would be distributed to its members had the transaction been consummated at that date as the purchase price excludes this cash “on hand”.

(4)             Balance represents cash “on hand” recorded on Pangborn’s June 30, 2007 balance sheet that would be distributed to its members had the transaction been consummated at that date as the purchase price excludes this cash “on hand”.

As a result of pre-payment of debt, the bond sinking fund and restricted cash will be released. As a result, the bond sinking fund and restricted cash balance were reduced and cash was increased. The net pro forma cash adjustment is as follows:

Net cash pro forma adjustment above	$(268,825)
Borrowings on third party credit facility	40,206
Reclass of Bond sinking fund to cash	465
Reclass of restricted cash to cash	4,502
Net cash pro forma adjustment	$(223,652)

(b)   Pro forma adjustments for accounts receivable and accounts payable

Balance represents an adjustment to eliminate approximately $55 of accounts receivable recorded by Forest as due from CanAmPac and approximately $55 of accounts payable recorded by CanAmPac as due to Forest.

(c)   A pro forma adjustment of approximately $1.3 million was recorded to eliminate the Metal LIFO reserve at June 30, 2007. This adjustment was recorded to reflect Metal’s earnings on a FIFO basis of accounting to be consistent with the inventory accounting method at Forest, CanAmPac and Pangborn.

(d)   Pro forma adjustment for deferred offering costs

Deferred offering costs recorded on the books and records of Forest, CanAmPac, and Pangborn will be reimbursed by Atlas Industries Holdings upon consummation of this offering. A pro forma adjustment was recorded to eliminate these balances.

(e)   Pro forma adjustment for property, plant and equipment

Pro forma adjustments were recorded to adjust property, plant and equipment to a preliminary estimate of fair market value. The fair market value of the property, plant and equipment was based upon management’s judgment. The following table presents the summary adjustments recorded for each business:

Metal	$44,844
Forest	35,000
CanAmPac	8,795
Pangborn	100
$88,739

The preceding step-up was recorded for book purposes. There will not be a step-up in the basis for CanAmPac or Pangborn for tax purposes.

(f)   Pro forma adjustment for restricted cash

Under Metal’s and Forest’s prior debt structure, a bond sinking fund and a portion of cash was restricted in accordance with the covenants per Metal’s and Forest’s debt agreements. Metal’s and Forest’s prior debt structure will be eliminated in conjunction with the acquisition of Metal and Forest and, as a result, the balance of approximately $465 in bond sinking fund and approximately $4.5 million in restricted cash were reclassified to cash. Also see Note (a).

(g)   Pro forma adjustment for goodwill

Goodwill represents the excess purchase price over fair value of net assets acquired and liabilities assumed in a business combination. The pro forma adjustment for goodwill is based upon management’s allocations of the fair market values to assets after consideration of management’s preliminary estimates of value for property, plant and equipment and analyses of intangible assets. The following table presents the summary goodwill adjustments recorded for each entity:

Record new goodwill:
Metal	$16,796
Forest	14,131
CanAmPac	4,959
Pangborn	16,645
Pro forma goodwill	52,531
Eliminate historical goodwill:
Metal	—
Forest	(1,409)
CanAmPac	—
Pangborn	(5,195)
Pro forma adjustment	$45,927

(h)   Pro forma adjustment for identifiable intangible assets

Management has estimated the identifiable intangible assets giving consideration to items such as, but not limited to, trade names, trademarks, patents, non-compete agreements, backlog, customer relationships, and royalty agreements. Management estimated the value of identifiable intangible assets which are summarized in the following table:

Record new intangibles:
Metal	$12,000
Forest	5,500
CanAmPac	5,000
Pangborn	5,800
Pro forma identifiable intangible assets	28,300
Eliminate historical intangibles:
Metal	—
Forest	(1,850)
CanAmPac	(385)
Pangborn	(4,850)
Pro forma adjustment	$21,215

(i)   Pro forma adjustment for deferred financing fees

In conjunction with the acquisition of the initial businesses, all of the debt outstanding at each business will be prepaid with the exception of a financing obligation at Forest approximating $11.1 million. As a result, a pro forma adjustment was recorded to eliminate the historical deferred financing fees for each business. In addition, the company expects to have a $150.0 million third-party credit facility which we expect will require a 2.25% fee which will be amortized over the five year life of the proposed third-party credit facility. In addition, an annual fee of 0.1% is required on the $150.0 million third-party credit facility. The following table summarizes the pro forma deferred financing fee adjustment:

Eliminate historical deferred financing fees:
Metal	$(311)
Forest	(2,050)
CanAmPac	(1,687)
Pangborn	(698)
(4,746)
Deferred financing fees for the proposed $150.0 million third-party credit facility	3,525
Pro forma adjustment	$(1,221)

(j)   Pro forma adjustment for investment in affiliates

The contemplated acquisitions associated with this offering will have the company acquire CanAmPac from Forest. In accordance with GAAP, CanAmPac is consolidated with Forest. As a result, pro forma adjustments were recorded to eliminate the investment by Forest in CanAmPac.

(k)   Pro forma adjustments for debt, current and long-term

The company has negotiated purchase prices with the businesses whereas the businesses will be  acquired debt-free with the exception of a financing obligation at Forest approximating $11.1 million. The following table summarizes the repayment of debt by business:

	Debt as reported	Debt repaid in conjunction with offering	New debt	Total remaining debt
Atlas Industries Holdings:
Borrowings on third-party credit facility	$—	$—	$40,206	$40,206
Metal:
Current debt	2,178	2,178	—	—
Long-term debt	9,504	9,504	—	—
Forest:
Current debt	2,878	2,878	—	—
Long-term debt	53,960	53,960	—	—
Current portion of financing obligation	427	—	—	427
Long-term portion of financing obligation	10,682	—	—	10,682
CanAmPac:
Current debt	7,622	7,622	—	—
Long-term debt	17,467	17,467	—	—
Current capital leases	1,901	1,901	—	—
Long-term capital leases	3,781	3,781	—	—
Pangborn:
Current debt	167	167	—	—
Long-term debt	9,860	9,860	—	—
	$120,427	$109,318	$40,206	$51,315

	Existing debt re-paid	New debt	Pro forma adjustment
Pro forma adjustments:
Debt—current	$12,845	$—	$(12,845)
Long-term debt	90,791	40,206	(50,585)
Current portion of capital lease obligations	1,901	—	(1,901)
Long-term capital lease obligations	3,781	—	(3,781)

(l)   Pro forma adjustment for deferred tax liabilities

As a result of the purchase accounting for the consummated acquisitions, adjustments were recorded to increase deferred tax liabilities for CanAmPac and Pangborn to reflect the difference between the step-up in the basis of the assets for book purposes versus tax purposes in the amount of approximately $5.5 million.

(m)   Pro forma adjustment for equity

The pro forma adjustments represent the balance to eliminate the “old” equity accounts, eliminate the investment Forest has in CanAmPac and record the issuance of approximately $2.8 million of non-voting preferred stock.

(n)   An adjustment of approximately $521 was recorded to reduce accrued liabilities for dividends due to members.

Statement of Operations Pro Forma Adjustments

(aa) Die costs and LIFO

CanAmPac’s policy is to expense costs for dies used in production. The predecessor to CanAmPac, Roman’s Paperboard and Packaging Business, capitalized die costs and amortized the costs over a period of three years. Management recorded a pro forma adjustment of approximately $125 to record an expense for the die costs capitalized for the year ended December 31, 2006. Also, adjustments approximating $407 for the year ended December 31, 2006 and approximating $447 for the six month period ended June 30, 2007 were recorded to eliminate the effects of accounting for inventory under the LIFO method of accounting at Metal.

(bb) Pro forma adjustment for cost of goods sold

The following table presents a summary of the cost of goods sold pro forma adjustments:

	Year ended December 31, 2006	Six month period ended June 30, 2007
Eliminate recorded depreciation expense	$(11,622)	$(4,437)
Record pro forma depreciation expense as a result of purchase accounting	15,399	7,700
	$3,777	$3,263

Management did not record a pro forma adjustment to reflect the “purchased manufacturing profit in inventory” in conjunction with the consummation of these transactions.

Pro forma depreciation expense

As a result of purchase accounting, the assets were “stepped-up” to fair value which results in higher depreciation expense compared to that historically recorded. In addition, purchase accounting resulted in recording intangible assets primarily consisting of customer relationships and backlog. The company depreciates its assets over their estimated useful lives for book purposes and uses Modified Accelerated Cost Recovery System, or MACRS, depreciation for income tax purposes.

(cc) Pro forma adjustment for operating expenses—management fees

The following table presents a summary of the management fees pro forma adjustments:

	Year ended December 31, 2006	Six month period ended June 30, 2007
Recorded management fees	$(1,684)	$(1,063)
Pro forma management fees	5,331	2,666
Net incremental management fees	$3,647	$1,603

Pro forma management fees

We recorded a pro forma adjustment to reflect an estimate of the management fees pursuant to the Management Services Agreement to be incurred in connection with the closing of this offering. This amount represents the total management fee to be paid to our manager. The amounts for the year ended December 31, 2006 and six month period ended June 30, 2007 were determined by using the combined pro forma balance sheet as of June 30, 2007 and was calculated as follows:

Total pro forma assets	$322,538
Add: Accumulated amortization of intangibles	—
Less:
Total liabilities less third-party debt	55,967
Cash and cash equivalents	—
Adjusted net assets	266,571
Management fee percent	2.00
Annual pro forma management fee	$5,331
Six month period ended pro forma management fee	$2,666

The management fees will be paid to Atlas Industries Management LLC.

(dd) Pro forma adjustment for operating expenses—depreciation and amortization

Discussed in Note (bb) above in this section, we calculated the depreciation and amortization expense for cost of goods sold and selling, general and administrative expenses. The following table summarizes the elimination of the historical depreciation and amortization expense recorded and pro forma adjustments for depreciation and amortization expense for selling, general and administrative expenses:

	Year ended December 31, 2006	Six month period ended June 30, 2007
Eliminate depreciation and amortization recorded in selling, general and administrative expenses	$(1,438)	$(737)
Record pro forma depreciation and amortization for selling, general and administrative expense	4,089	2,046
	$2,651	$1,309

(ee) Pro forma discussion for interest income

We recorded pro forma adjustments to reduce historical interest income to levels that we believe will approximate interest income that would have been generated under the proposed capital structure.

(ff) Pro forma adjustment for interest expense

As previously discussed, in conjunction with this offering and the purchase of Metal, Forest, CanAmPac and Pangborn, all of the acquired businesses’ debt will be prepaid with the exception of a financing obligation at Forest approximating $11.1 million. In addition, there will be a proposed $150.0 million third-party credit facility of which approximately $40.2 million is expected to be drawn at the close of this offering. As a result, the company recorded pro forma adjustments for the financing obligation, the amortization of the deferred financing for the proposed $150.0 million third-party credit facility, and the commitment fee for the proposed $150.0 million third-party credit facility. The following table summarizes the preceding:

	Year ended December 31, 2006	Six month period ended June 30, 2007
Elimination of historical interest expense third party	$11,520	$6,510
Interest expense on financing obligation retained	(559)	(280)
Amortization of deferred financing fees for the proposed $150.0 million third-party credit facility	(675)	(338)
Amortization of annual third-party credit facility fee	(150)	(75)
Interest expense on third-party credit facility	(4,423)	(2,212)
Commitment fee on proposed $150.0 million unused third-party credit facility	(1,235)	(686)
Pro forma interest expense adjustment	$4,478	$2,919

(gg) Pro forma adjustment for minority interest

We recorded a pro forma adjustment to eliminate historical minority interests in each of our initial businesses and to record minority interest for the issuance of the preferred stock, which shall be designated as “Series A Preferred Stock” for each of our initial businesses. It is anticipated that              shares of Series A Preferred Stock, par value $0.01 per share, will be authorized and outstanding. The shares of Series A Preferred Stock will not have any voting rights. Holders of the Series A Preferred Stock will have the right to receive cumulative distributions at a fixed annual rate equal to 10.0% of the price paid for each share when and as declared by our acquisition subsidiaries’ boards of directors. Distributions on the Series A Preferred Stock must be paid before any distributions are paid on common stock of our acquisition subsidiaries. The Series A Preferred Stock is also entitled to rights on liquidation which are senior to those of common stock.

Each acquisition subsidiary may redeem its respective Series A Preferred Stock at any time after five years from the closing date of this offering. The redemption price shall be equal to: (i) for the period from five years from the closing date of this offering to December 31, 2012, an amount equal to the par value per share plus all accrued but unpaid dividends, (ii) for the period from January 1 to December 31, 2013, an amount equal to the par value per share, plus 20% of the par value per share plus all accrued but unpaid dividends, (iii) for the period from January 1 to December 31, 2014, an amount equal to the par value per share, plus 40% of the par value per share plus all accrued but unpaid dividends and (iv) for the period after January 1, 2015, an amount equal to the par value per share, plus 60% of the par value per share plus all accrued but unpaid dividends. No sinking fund is required for the redemption of shares of Series A Preferred Stock.

(hh) Pro forma adjustment for income taxes

We recorded pro forma adjustments of approximately $2.2 million and approximately $703 for the year ended December 31, 2006 and the six month period ended June 30, 2007, respectively, to reflect the estimated income tax expense associated with the pro forma income for the company.

Note 3—Pro Forma Net Income

Pro forma net income per share is approximately $0.29 (actual dollars) and $0.12 (actual dollars) for the year ended December 31, 2006 and the six month period ended June 30, 2007, reflecting the shares issued in this offering and the private placement transactions as if such shares were outstanding from the beginning of the respective periods and was calculated as follows:

	Year ended	Six month period ended
	December 31, 2006	June 30, 2007
Net income	$4,504	$1,789
Pro forma weighted average number of shares outstanding(1)	15,483,467	15,483,467
Pro forma net income per share (actual dollars)	$0.29	$0.12

(1)             Pro forma weighted average number of shares outstanding was derived by dividing the estimated gross proceeds from this offering and private placement of approximately $42.3 million by the initial offering price per share of $15.00 (actual dollars).

Note 4—Other Estimates

In addition to the pro forma adjustments above, we expect to incur incremental administrative expenses, professional fees and management fees as a public company after the consummation of the transactions described above. Such fees and expenses include accounting, legal and other consultant fees, SEC and listing fees, directors’ fees and officers’ insurance. We currently estimate these additional fees and expenses will total approximately $2.5 million during the first year of operations. The actual amount of these expenses and fees could vary significantly.

SELECTED FINANCIAL DATA

The company was formed on December 26, 2006 and has conducted no operations and has generated no revenues to date. We will use the net proceeds from the offering, the separate private placement transactions, and the initial borrowing under our proposed third-party credit facility to acquire all of the equity interests in and make loans to our initial businesses.

The following selected financial data represent the historical financial information for Metal, Forest, CanAmPac and Pangborn and does not reflect the accounting for these businesses upon completion of the acquisitions and the operation of the businesses as a consolidated entity. This historical financial data does not reflect the recapitalization of these businesses upon acquisition by the company. As a result, this historical data may not be indicative of the future performance of these businesses following their acquisition by the company and recapitalization. You should read this information in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the financial statements and notes thereto, and the unaudited pro forma condensed combined financial statements and notes thereto, all included elsewhere in this prospectus.

The selected financial data for Metal for the years ended December 31, 2004, 2005 and 2006 were derived from Metal’s audited consolidated financial statements included elsewhere within this prospectus.   The selected financial data for Metal for the six month periods ended June 30, 2006 and 2007 were derived from Metal’s unaudited condensed interim financial statements included elsewhere within this prospectus.

The selected financial data for Forest for the years ended December 31, 2004 and 2005 were derived from Forest’s audited consolidated financial statements included elsewhere in this prospectus. The selected financial data for Forest at December 31, 2006 and for the year ended December 31, 2006 were derived from “Note 21—Consolidating Balance Sheet and Statement of Operations”, which we refer to as Note 21, to the audited financial statements of Forest, excluding all financial data related to CanAmPac as of the date and for the periods indicated therein, included elsewhere in this prospectus. The selected financial data for Forest for the six month periods ended June 30, 2006 and 2007 were derived from “Note 14—Consolidating Balance Sheet and Statement of Operations”, which we refer to as Note 14, to Forest’s unaudited condensed interim financial statements included elsewhere within this prospectus.

The selected financial data for CanAmPac for the years ended December 31, 2004 and 2005 (predecessor) and the four month period ended April 30, 2006 (predecessor) were derived from Roman’s Paperboard and Packaging’s audited carve-out financial statements (predecessor) included elsewhere in this prospectus.  The selected financial data for CanAmPac for the eight month period ended December 31, 2006 (successor) and at December 31, 2006 (successor) were derived from Note 21 to the audited financial statements of Forest, including only financial data related to CanAmPac as of the date and for the periods indicated therein, included elsewhere in this prospectus. The selected financial data for CanAmPac for the period May 1, 2006 through June 30, 2006 (successor) and the six month period ended June 30, 2007 (successor) were derived from Note 14 to Forest’s unaudited condensed interim financial statements included elsewhere in this prospectus, including only the financial data related to CanAmPac as of the date and periods indicated therein. The balances presented for the years ended December 31, 2004 and 2005 and for the four month period ended April 30, 2006 were converted to U.S. dollars for the convenience of the reader at a conversion rate of one Canadian dollar to $0.87 (actual) U.S. dollar, which approximates the mean exchange rate in effect during 2006. The balances presented for both the period May 1, 2006 through June 30, 2006 (successor) and the six month period ended June 30, 2007 (successor) were converted to U.S. dollars at a conversion rate of one Canadian dollar to $0.88 (actual) U.S. dollar.

The selected financial data for Pangborn for the years ended December 31, 2004 and 2005 (predecessor), for the period January 1, 2006 to June 4, 2006 (predecessor), for the period June 5, 2006 to December 31, 2006 (successor) and at December 31, 2006 (successor) were derived from Pangborn’s audited consolidated financial statements included elsewhere in this prospectus. The selected financial data for Pangborn for the period June 5, 2006 through June 30, 2006 and the six month period ended June 30, 2007 were derived from Pangborn’s unaudited condensed interim financial statements included elsewhere within this prospectus.

Metal

	Years ended December 31,			Six month periods ended June 30,
	2004	2005	2006	2006	2007
	($ in thousands)
Statement of operations data:
Net sales	$46,883	$66,409	$89,918	$38,685	$53,735
Cost of goods sold	37,860	54,990	71,846	32,157	41,375
Gross profit	9,023	11,419	18,072	6,528	12,360
Operating expenses	4,391	5,607	6,807	2,694	3,373
Income from operations	4,632	5,812	11,265	3,834	8,987
Other income (expense):
Interest income	5	93	103	42	80
Interest expense	(484)	(428)	(961)	(452)	(328)
Other	103	(11)	7	—	—
Net income	$4,256	$5,466	$10,414	$3,424	$8,739
Cash flow data:
Cash provided by (used in) operating activities	$(3,484)	$6,076	$13,745	$4,384	$8,487
Cash used in investing activities	(1,487)	(634)	(1,441)	(617)	(101)
Cash provided by (used in) financing activities	4,968	(5,161)	(12,237)	(3,571)	(5,435)
Net increase (decrease) in cash	$(3)	$281	$67	$196	$2,951
Supplemental information:
Depreciation	$523	$617	$724	$450	$420

	December 31,		June 30,
	2005	2006	2007
	($ in thousands)
Balance sheet data:
Total current assets	$20,253	$23,978	$24,850
Property, plant and equipment	4,764	5,475	5,156
Other identifiable intangible assets and other	2,776	1,344	1,313
Total assets	27,793	30,797	31,319
Current liabilities	8,192	14,995	12,080
Long-term debt	16,110	11,058	9,504
Total liabilities	24,302	26,053	21,584
Mandatorily redeemable preferred units	1,116	6,873	6,873
Members’ equity (deficit)	2,375	(2,129)	2,862

Forest

	Years ended December 31,			Six month periods ended June 30,
	2004	2005	2006	2006	2007
	($ in thousands)
Statement of operations data:
Net sales	$61,065	$83,870	$162,282	$79,204	$82,612
Cost of goods sold	48,759	67,869	130,692	64,288	68,164
Restructuring charge	—	—	—	—	1,508
Gross profit	12,306	16,001	31,590	14,916	12,940
Operating expenses	8,772	12,537	21,710	10,179	13,477
Income (loss) from operations	3,534	3,464	9,880	4,737	(537)
Other income (expense):
Interest income	66	312	557	269	340
Interest expense	(2,655)	(3,409)	(6,007)	(2,789)	(3,346)
Income (loss) before provisions for income taxes and minority interests	945	367	4,430	2,217	(3,543)
Minority interests	—	98	303	118	—
Provision for income taxes	—	(47)	(65)	(126)	(148)
Income (loss) from continuing operations	945	418	4,668	2,209	(3,691)
Income (loss) from discontinued operations	—	(674)	(241)	(191)	7
Net income (loss)	$945	$(256)	$4,427	$2,018	$(3,684)
Cash flow data:
Cash provided by (used in) operating activities	$6,179	$5,761	$7,574	$1,661	$(3,180)
Cash used in investing activities	(1,554)	(17,268)	(22,704)	(22,353)	(1,843)
Cash (used in) provided by financing activities	(2,588)	20,145	13,610	10,400	(995)
Exchange rates and other	—	34	528	127	(81)
Net increase (decrease) in cash	$2,037	$8,672	$(992)	$(10,165)	$(6,099)
Supplemental information:
Depreciation and amortization	$5,629	$6,474	$6,372	$3,504	$2,529

	At December 31,		At June 30,
	2005	2006	2007
	($ in thousands)
Balance sheet data:
Total current assets	$36,469	$39,941	$38,380
Property, plant and equipment, net	22,990	28,841	27,075
Other identifiable intangible assets and other assets	8,397	23,464	23,074
Total assets	67,856	92,246	88,529
Current liabilities	18,886	20,818	21,979
Long-term debt	48,376	65,641	64,642
Other accrued liabilities	1,872	1,732	1,491
Total liabilities	69,134	88,191	88,112
Minority interests	302	—	—
Participating preferred units	10,362	26,055	24,011
Members’ deficit	(11,942)	(22,000)	(23,594)

CanAmPac

	Predecessor			Successor	Predecessor	Successor
	Years ended December 31,		January 1, 2006 through April 30,	May 1, 2006 through December 31,	January 1, 2006 through April 30,	May 1, 2006 through June 30,	Six month period ended June 30,
	2004	2005	2006	2006	2006	2006	2007
	($ in thousands)
Statement of operations data:
Net sales	$97,849	$93,895	$32,155	$62,622	$32,155	$16,486	$47,990
Cost of goods sold	81,777	84,207	27,749	53,827	27,749	14,114	40,198
Gross profit	16,072	9,688	4,406	8,795	4,406	2,372	7,792
Operating expenses	9,811	11,440	4,074	7,922	4,074	1,739	5,522
Income (loss) from operations	6,261	(1,752)	332	873	332	633	2,270
Interest expense	(1,702)	(1,772)	(539)	(2,996)	(539)	(687)	2,084
Income (loss) before (provision) benefit for income taxes and minority interest	4,559	(3,524)	(207)	(2,123)	(207)	(54)	186
Minority interest	—	—	—	501	—	13	(31)
(Provision) benefit for income taxes	(1,646)	1,273	75	—	75	—	(55)
Net income (loss)	$2,913	$(2,251)	$(132)	$(1,622)	$(132)	$(41)	$100
Cash flow data:
Cash provided by operating activities	$9,428	$6,119	$2,964	$5,722	$2,964	$2,242	$589
Cash (used in) provided by investing activities	(5,407)	(7,714)	(388)	3,393	(388)	(43)	(736)
Cash (used in) provided by financing activities	(4,021)	1,595	(2,576)	(8,655)	(2,576)	(2,084)	99
Other	—	—	—	(460)	—	(115)	48
Net increase (decrease) in cash	$—	$—	$—	$—	$—	$—	$—
Supplemental information:
Depreciation and amortization	$6,952	$7,788	$2,701	$2,349	$2,701	$809	$1,848

	At April 30, 2006	At December 31, 2006	At June 30, 2007
	($ in thousands)
Balance sheet data:
Total current assets	$31,448	$29,633	$34,436
Property, plant and equipment, net	53,425	18,987	20,378
Other identifiable intangible assets and other assets	1,340	3,041	2,925
Total assets	86,213	51,661	57,739

Current liabilities	15,536	14,770	18,888
Long-term debt	10,469	20,569	21,248
Other accrued liabilities	—	452	—
Total liabilities	26,005	35,791	40,136

Minority interest	—	4,146	4,595
Divisional equity/members’ equity	60,208	11,724	13,008

Pangborn

	Predecessor		Successor	Predecessor	Successor
	Year ended December 31,	January 1, 2006 through June 4,	June 5, 2006 through December 31,	January 1, 2006 through June 4,	June 5, 2006 through June 30,	Six month period ended June 30,
	2005	2006	2006	2006	2006	2007
	($ in thousands)
Statement of operations data:
Revenues	$25,171	$10,674	$19,158	$10,674	$2,907	$15,278
Cost of goods sold	13,294	5,486	11,097	5,486	1,765	8,351
Gross profit	11,877	5,188	8,061	5,188	1,142	6,927
Operating expenses	8,618	4,109	6,657	4,109	824	5,646
Income from operations	3,259	1,079	1,404	1,079	318	1,281
Other expense:
Interest expense	(308)	(142)	(875)	(142)	(106)	(752)
Income before provision for income taxes	2,951	937	529	937	212	529
Provision for income taxes	(1,215)	(334)	(325)	(334)	(130)	(199)
Net income	$1,736	$603	$204	$603	$82	$330
Cash flow data:
Cash provided by (used in) operating activities	$1,921	$801	$1,492	$801	$(123)	$(355)
Cash used in investing activities	(192)	(130)	(12,158)	(130)	(12,004)	(228)
Cash (used in) provided by financing activities	(1,697)	(594)	11,579	(594)	12,206	(153)
Exchange rates	(5)	10	6	10	(5)	—
Net increase (decrease) in cash	$27	$87	$919	$87	$74	$(736)
Supplemental information:
Depreciation and amortization	$340	$151	$794	$151	$172	$377

	At December 31,		At June 30,
	2005	2006	2007
	($ in thousands)
Balance sheet data:
Total current assets	$5,775	$7,276	$9,404
Property, plant and equipment, net	2,523	3,624	3,732
Goodwill	11,662	5,195	5,195
Other identifiable intangible assets and other assets	885	6,011	5,610
Total assets	20,845	22,106	23,941
Current liabilities	9,149	6,499	8,273
Long-term debt	—	9,851	9,860
Other accrued liabilities	2,743	3,717	3,502
Total liabilities	11,892	20,067	21,635
Stockholders’ equity/members’ equity	8,953	2,039	2,306

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are and will be dependent upon the earnings of and cash flows from our businesses to meet our corporate overhead and management fees and to make distributions to our shareholders. These earnings and cash flows will be available:

•       first, to meet capital expenditure requirements, management fee and corporate overhead expenses of the company; and

•       second, to fund distributions by the company to our shareholders.

Unless otherwise noted, all amounts are in thousands of dollars ($000).

Acquisitions of Initial Businesses

We will use the net proceeds from this offering, the separate private placement transactions, the initial borrowing under our proposed third-party credit facility and the cash on hand at Metal to:

•       pay approximately $253.4 million, comprised of $250.6 million in cash and $2.8 million in non-voting preferred stock of our acquisition subsidiaries to acquire the equity interests of our initial businesses on a debt free basis, with the exception of a financing lease obligation of approximately $11.1 million at Forest. Approximately $173.9 million of the $253.4 million will represent loans to our acquisition subsidiaries, which includes a charge of approximately $5.6 million in origination fees. Our acquisition subsidiaries will loan approximately $168.3 million to our initial businesses. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for further information on loans by the company to its acquisition subsidiaries and loans to our initial businesses;

•       pay, through our subsidiaries, approximately $6.6 million in fees, costs and expenses incurred in connection with this offering; and

•       pay approximately $3.5 million in fees associated with a proposed third-party credit facility.

The terms, including pricing, and conditions of the purchase agreements were reviewed and approved by the independent directors of the company and the directors of each of our initial businesses who are not affiliated with either our management team or our board of directors. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for further information on the acquisition of our initial businesses. The acquisition of each of our initial businesses will be conditioned upon the consummation of our acquisition of each of the other initial businesses and completion of this offering.

The following sets forth the aggregate intercompany loan amounts we expect to be funded and outstanding upon the closing of this offering:

•       an aggregate amount of approximately $63.0 million will be outstanding at Atlas Metal Acquisition Corp., which will be used to make an approximate $61.0 million loan to Metal and to pay approximately $2.0 million of origination fees for establishment of the revolving credit facility and term loans;

•       an aggregate amount of approximately $58.2 million will be outstanding at Atlas Forest Acquisition Corp., which will be used to make an approximate $56.3 million loan to Forest and to pay approximately $1.9 million of origination fees for establishment of the revolving credit facility and term loans;

•       an aggregate amount of approximately $38.5 million will be outstanding at Atlas CanAmPac Acquisition Corp., which will be used to make an approximate $37.2 million loan to CanAmPac and to pay approximately $1.3 million of origination fees for establishment of the revolving credit facility and term loans; and

•  an aggregate amount of approximately $14.2 million will be outstanding at Atlas Pangborn Acquisition Corp., which will be used to make an approximate $13.8 million loan to Pangborn and to pay approximately $450 of origination fees for establishment of the revolving credit facility and term loans.

The unfunded financing commitment to each of our acquisition subsidiaries will be available as a source of revolving credit to each of our initial businesses, as necessary. Our loans to our acquisition subsidiaries will be entered into on market terms, including with respect to interest, security and covenants. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the loans made by the company to each of our acquisition subsidiaries. We use the terms “revenues” and “sales” interchangeably throughout this section.

Critical Accounting Policies

The following discussion relates to critical accounting policies for the company and each of our initial businesses. The preparation of our financial statements in conformity with GAAP will require us to adopt accounting policies and make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Upon the completion of the acquisitions contemplated in this offering, we will base our estimates on historical information and experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions and judgments and uncertainties, and potentially could result in materially different results under different conditions. Our critical accounting policies are discussed below. These policies are generally consistent with the accounting policies followed by the initial businesses. These critical accounting polices will be reviewed by our audit committee of our board of directors.

Supplemental Put Agreement

In connection with the completion of the offering, the company will enter into a supplemental put agreement with our manager pursuant to which our manager shall have the right to cause the company to purchase the allocation shares then owned by our manager upon termination of the management services agreement with our manager for a price to be determined in accordance with and subject to the conditions provided in the supplemental put agreement. The company will record the obligation under the supplemental put agreement at its fair value at each balance sheet date by recording any change in value through the income statement. The fair value of the obligation is largely related to the fair value of the profit allocation that our manager, as holder of the allocation shares, will receive. The valuation of the obligation under the supplemental put agreement requires the use of complex models, which are produced based on highly sensitive assumptions and estimates. The impact of over-estimating or under-estimating the value of the obligation under the supplemental put agreement could have a material adverse effect on future operating results. In addition, the value of the obligation under the supplemental put agreement will be subject to the volatility of the company’s operations, which may result in significant period to period fluctuations in the value assigned to this obligation.

Revenue Recognition

The company recognizes revenue when it is realized or realizable and earned. The company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped or the services, including installation services, have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. Provisions for customer returns and other allowances based on historical experience are recognized at the time the related sale is recognized.

Business Combinations

The acquisitions contemplated in connection with this offering and any future acquisitions of controlling interest in other businesses will be accounted for under the purchase method of accounting as provided under GAAP (we have not entered into any letters of intent nor have we currently identified any specific businesses to acquire other than our initial businesses). The amounts assigned to the identifiable assets acquired and the liabilities assumed in connection with each acquisition will be based on their respective estimated fair values as of the date of acquisitions with the remainder, if any, to be recorded as goodwill. The fair values will be determined by our management team, taking into consideration information supplied by our manager’s operating partners, the management of the acquired entities and other relevant information. The determination of fair values requires significant judgment by our management team, which may consult with outside consultants on future acquisitions to assist in the process. This judgment could result in either higher or lower value being assigned to amortizable or depreciable assets, which could result in either higher or lower amortization or depreciation expense.

Goodwill and Intangible Assets

Significant intangible assets that will be acquired in connection with the contemplated acquisitions will likely include customer relationships, trade names, trademarks and goodwill.

Trade names and trademarks acquired in the contemplated acquisitions are amortized over their respective lives or, in some cases, may be considered indefinite life intangibles which are not amortizable pursuant to GAAP. Goodwill represents the excess purchase price over fair value of net assets acquired and liabilities assumed in a business combination. Goodwill is not subject to amortization. The intangibles acquired in the contemplated transactions that will be subject to amortization are customer relationships and will be amortized using the straight-line method over the estimated useful lives of the intangible assets, which we will determine based on the consideration of several factors including historical customer turnover rates. Intangible assets are required to be assessed for impairment annually, or more often in certain circumstances, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

The goodwill impairment test is a two-step process, which will require management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each of our businesses based on a discounted cash flow model using revenue and profit forecasts and comparing those estimated fair values with the carrying values, which include the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an “implied fair value” of goodwill. The determination of a business’ “implied fair value” of goodwill requires the allocation of the estimated fair value of the business to the assets and liabilities of the businesses. Any unallocated fair value represents the “implied fair value” of goodwill, which will then be compared to its corresponding carrying value and an impairment loss will be recognized in the amount equal to the difference. The “implied fair value” of our businesses will be determined by our management team and will generally be based upon future cash flow projections for the business, discounted to present value. In conducting future goodwill impairment tests, we will use outside valuation consultants when our management team considers it appropriate to do so.

The impairment tests for trade names and trademarks require the determination of the fair value of such assets. The impairment test for customer relationships also must be evaluated based upon the impact of any significant changes in the company’s customer base, relationships and turnover rates. If the fair value of a trade name, trademark, or customer relationships is less than its carrying value, an impairment loss will be recognized in an amount equal to the difference.

We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and/or the other intangible assets. Such events include, but are not limited to strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base and material adverse effects in relationships with significant customers.

Property, Plant and Equipment

Property, plant and equipment of our businesses acquired will be recorded at fair value and property, plant and equipment subsequently purchased by our businesses will be recorded at cost. Depreciation on property, plant and equipment will be computed using the straight-line method over the estimated useful lives of the property, plant and equipment. The useful lives of property, plant and equipment are determined based upon historical experience and the anticipated use of the property, plant and equipment based upon our current plans. Useful lives represent the periods the assets are expected to remain in service assuming normal routine maintenance. We will review the estimated useful lives assigned to property, plant and equipment when experience suggests that they may have changed from our initial assessment. Factors that lead to such a conclusion may include physical observation of asset usage, examination of realized gains and losses on asset disposals and consideration of current market trends such as technological obsolescence or change in market demand.

We will perform impairment reviews of property, plant and equipment when events or circumstances indicate that the value of the assets may be impaired. Indicators include operating or cash flow losses, significant decreases in market value or changes in the long-lived assets’ physical condition. When indicators of impairment are present, management will need to determine whether the sum of the undiscounted future cash flows estimated to be generated by the potentially impaired assets is less than the carrying amount of those assets. In this circumstance, the impairment loss will be recognized equal to the amount by which the carrying amount of the assets exceeds their fair value. The estimates of both the undiscounted future cash flows and the fair values of assets require the use of complex models, which are produced based upon numerous assumptions and estimates by management. In certain circumstances, experts may be utilized to assist management in measuring the impairment loss associated with property, plant and equipment.

Allowance for Doubtful Accounts

The company records an allowance for doubtful accounts on an entity-by-entity basis with consideration for historical loss experience, customer credit reports and filings, customer payment patterns and current economic trends. Management of each of our businesses reviews the adequacy of the allowance for doubtful accounts on a quarterly basis and adjusts the balance, if necessary. The determination of the allowance for doubtful accounts requires significant judgment by the management of our businesses. The impact of either over or under estimating the allowance for doubtful accounts could have a material adverse effect on future operating results.

Stock Equity-Based Compensation

SFAS No. 123(R), Share-Based Payment, sets accounting requirements for “share-based” compensation to employees and requires companies to recognize in the income statement the grant-date fair value of the stock options and other equity-based compensation. SFAS No. 123(R) was required to be adopted and was adopted by Metal, Forest and Pangborn effective January 1, 2006. CanAmPac did not have any stock equity-based compensation. It is the company’s policy to account for equity-based compensation in accordance with SFAS No. 123(R).

Pension

Pension benefits are expensed as applicable employees earn benefits. The recognition of expense is significantly impacted by estimates made by management such as discount rates used to value certain liabilities, rate of compensation increases, and expected return on assets. The company uses third-party specialists to assist the management of each of our businesses in appropriately measuring the expense and related obligation associated with pension benefits.

Recent Accounting Pronouncements

The following discussion relates to recent accounting pronouncements for the company and each of our initial businesses:

In September 2006, the Financial Accounting Standards Board, which we refer to as FASB, issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS No. 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. This statement is effective for financial statements for nonpublic entities as of the end of fiscal years ending after June 15, 2007. We are currently evaluating the impact of SFAS No. 158 on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 157 to have a significant impact on our consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs. SFAS No. 151 amends Accounting Research Bulletin (ARB) No. 43, Chapter 4, and clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as period charges and requires that fixed production overhead be allocated to inventory based on normal capacity of the production facility. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a material impact on our businesses’ consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires financial statement recognition of the impact of a tax position, if that position is more likely than not to be sustained on examination, based on the technical merits of the position. The provisions of FIN 48 is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Pangborn is currently evaluating the impact of FIN 48 on the consolidated financial statements. Management has determined this has no material impact on Metal, Forest or CanAmPac.

The Company

Net Sales

We do not plan to generate sales apart from those generated by our businesses. However, we plan on generating interest income on the investment of available funds. The amount of investment income will be dependent upon the available funds and may vary significantly from period to period. Our investment in our initial businesses will typically be in the form of loans from the company to our businesses, as well as equity contributions to those businesses. Cash flow coming to us will be the result of interest and principal payments on those loans and potentially dividends. However, these loans will be eliminated in consolidation in accordance with GAAP.

Expenses

Our operating expenses will primarily consist of the salary and related costs and expenses of our Chief Financial Officer and his staff, other than the Chief Accounting Officer, for the cost of professional services and for other fees, costs and expenses. These other expenses will include the cost of audits, Sarbanes-Oxley compliance costs, directors’ and officers’ insurance premiums paid and tax preparation services. We estimate that the company’s incremental operating expenses will be approximately $2.5 million during our first full year of operation.

In addition to the incremental operating expenses discussed above, pursuant to the management services agreement, the company will pay our manager a quarterly management fee equal to 0.5% (2.0% annualized) of our adjusted net assets, which is defined in the management services agreement. The amount of the management fee payable will be reduced by the aggregate amount of any offsetting management fees, if any, received by our manager from any of our businesses. We will accrue for the management fee on a quarterly basis. Based on the pro forma condensed combined financial statements set forth in this prospectus at or for the quarter ended June 30, 2007, the quarterly management fee payable would have been approximately $1.3 million on a pro forma basis, which would be reduced by any management fees our businesses paid our manager. Assuming no change in the quarterly financial information, the annual management fee at or for the year ended December 31, 2006 and the six month period ended June 30, 2007 would have been approximately $5.3 million and $2.7 million, respectively, on a pro forma basis, which, again, would be reduced by any management fees our businesses paid our manager for that period. The total pro forma management fee for the year ended December 31, 2006 and the six month period ended June 30, 2007 represents approximately 54.2% and 59.8%, respectively, of pro forma net income of the company before the management fee and approximately 118.4% and 149.0%, respectively, of pro forma net income. As part of its growth strategy, the company does intend to acquire additional businesses (we have not entered into any letters of intent nor have we currently identified any specific businesses to acquire). We intend to finance our acquisition strategy primarily through a combination of using the funds raised in the offering, issuing new equity and incurring debt as well as cash generated by operations. The growth in the adjusted net assets as defined in the management services agreement will, most likely, increase due to these acquisitions and will increase the management fee. As a result, we anticipate that the management fee will continue to represent a significant percentage of our net income following the offering. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Management Fee” for more information about the calculation, an example of such calculation and payment of the management fee and the specific definitions of the terms used in such calculation.

Financial Condition, Liquidity and Capital Resources

After the closing, our available capital will consist of our proposed third-party credit facility of approximately $150.0 million (of which approximately $40.2 million will be drawn in conjunction with this offering).

Following this offering, we will generate cash on an on-going basis from the receipt of interest and principal on the loans to our businesses, as described below, in addition to any dividends received from our businesses. We intend to raise funds for additional acquisitions primarily through drawing from our proposed third-party credit facility or other debt financing at the company level, additional equity offerings, the sale of all or a part of our businesses or by undertaking a combination of any of the above. In addition to acquiring businesses, we expect to sell businesses that we own from time to time when attractive opportunities arise.

Our primary use of funds will be for the payment of interest and principal repayments under our proposed third-party credit facility, public company expenses including director fees, cash distribution to our shareholders, investments in future acquisitions, payments to our manager pursuant to the management services agreement, potential payment of profit allocations to our manager and potential put price to our manager in respect of the allocation shares it owns. The management fee, expenses, potential profit allocation and potential put price are paid before distributions to shareholders and may be significant and exceed the funds held by the company, which may require the company to dispose of assets or incur debt to fund such expenditures. See the section entitled “Our Manager” for more information concerning the management fee, the profit allocation and put price.

Our Proposed Third-Party Credit Facility

In conjunction with this offering, the company intends to enter into a proposed $150.0 million 5-year senior secured revolving credit facility with a syndicate of financial institutions yet to be determined. Under the proposed third-party credit facility, the company may borrow, on a revolving basis, loans in an aggregate principal amount of approximately $150.0 million, which amount may be increased up to an aggregate amount of $225.0 million if no event of default occurs for a period of 24 months after the closing date. We expect that this third-party credit facility will consist of a $150.0 million revolving loan commitment with a subfacility thereunder for letters of credit issued or guaranteed thereunder in a maximum amount to be determined.

We anticipate that the interest on the third-party credit facility will vary depending on the amount available thereunder and will be set at the lower of the two interest rates listed below:

	Revolving Loan Interest
Amount Available for Borrowing	Prime Rate(1) plus	LIBOR(2) plus
Greater than or equal to $100 million	1.75%	2.75%
Greater than or equal to $50 million	2.25%	3.25%
Less than $50 million	2.75%	3.75%

(1)             Prime Rate means the rate of interest per annum announced by JPMorgan Chase Bank from time to time as its prime rate in effect at its principal offices in the City of New York.

(2)             LIBOR means the London Interbank Offered Rate adjusted for applicable reserves.

It is anticipated that the company will pay a facility fee on the amount of the unused commitment, which could vary from 0.75% to 1.25 % based on the amount of such unused commitment. Interest upon the occurrence and during the continuation of an event of default is expected to accrue at per annum rates that are 2% higher than the rates otherwise applicable to such loans.

We expect that the proposed third-party credit facility will permit voluntary prepayments (without reducing availability for future revolving borrowings) without premium or penalty. We anticipate that the proposed third-party credit facility will contain customary conditions, covenants and other terms (including financial covenants such as an interest coverage test and a minimum fixed charge coverage test). It is anticipated that under the proposed third-party credit facility we will be permitted to make acquisitions only if certain specified minimum criteria are satisfied.

The proceeds of the borrowings under the proposed third-party credit facility will be available to fund loans to our businesses, finance permitted acquisitions, pay distributions to shareholders, pay approximately $4.5 million in fees and expenses associated with the closing of the proposed third-party credit facility and for general corporate purposes. We anticipate that approximately $40.2 million will be drawn at the closing of this offering, which we intend to use along with the proceeds from this offering and the private placement transactions to acquire the interests in and to make loans to our initial businesses.

Loans to Our Initial Businesses

After the closing of this offering, our acquisition subsidiaries and initial businesses will have outstanding borrowings, as follows:

•       aggregate borrowings of approximately $63.0 million will be outstanding at Atlas Metal Acquisition Corp., the proceeds of which borrowings will be used to provide a loan of approximately $61.0 million to Metal;

•       aggregate borrowings of approximately $58.2 million will be outstanding at Atlas Forest Acquisition Corp., the proceeds of which borrowings will be used to provide a loan of approximately $56.3 million to Forest;

•       aggregate borrowings of approximately $38.5 million will be outstanding at Atlas CanAmPac Acquisition Corp., the proceeds of which borrowings will be used to provide a loan of approximately $37.2 million to CanAmPac; and

•       aggregate borrowings of approximately $14.2 million will be outstanding at Atlas Pangborn Acquisition Corp., the proceeds of which borrowings will be used to provide a loan of approximately $13.8 million to Pangborn.

We will receive interest and principal payments from each of our acquisition subsidiaries as a result of the above loans. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses”.

Dividend and Distribution Policy

We intend to pursue a policy of making regular distributions on our outstanding common shares. Our policy is based on the liquidity and capital of our businesses and on our intention to pay out as distributions to our shareholders the majority of cash resulting from the ordinary operation of the businesses, and not to retain significant cash balances in excess of what is prudent for the company or our businesses, or as may be prudent for the consummation of attractive acquisition opportunities. Our board of directors intends to set this initial distribution on the basis of the current results of operations of our initial businesses and other resources available to the company, including the third-party credit facility, and the desire to provide sustainable levels of distributions to our shareholders.

We will require approximately $      million to pay the initial quarterly distribution and approximately $               to pay the initial distribution on the common shares outstanding immediately following the offering, assuming the offering closes on or about                   , 2007, but before             , 2007. Subject to the assumptions and considerations set forth in the pro forma condensed combined financial statements, we believe that if we had completed this offering January 1, 2006, our estimated pro forma cash flow available for distribution available for the year ended December 31, 2006 and the six month period ended June 30, 2007 based on our pro forma condensed combined financial statements for the year ended December 31, 2006 and the six month period ended June 30, 2007, would have been approximately $24.3 million and $11.9 million, respectively.

On a quarterly basis, we expect to receive cash payments from our initial businesses, which payments will be in the form of interest payments, principal payments or possibly from dividends from each of our initial businesses. Each of our initial businesses will be required to make quarterly interest and principal payments as a result of the loans to each of our initial businesses. However, the amount of total quarterly payments to be received from each business by the company is dependent on the amount of cash each business will have, after taking into consideration its operating and capital needs for both the short and long-term and, therefore, may fluctuate from quarter to quarter.

The company anticipates using such cash received to make debt repayments, pay operating expenses, including the management fee, and to make distributions. We may use such cash from our initial businesses or the capital resources of the company, including borrowings under the company’s third-party credit facility to pay distributions. See the section entitled “Material U.S. Federal Income Tax Considerations” for more information about the tax treatment of distributions to our shareholders.

Our ability to pay distributions may be constrained by our operating expenses, which include the management fee to be paid to our manager pursuant to the management services agreement. Other constraints on our ability to pay distributions include unknown liabilities, government regulations, financial covenants of the debt of the company, funds needed for acquisitions and to satisfy short- and long-term working capital needs of our businesses, or if our initial businesses do not generate sufficient earnings and cash flow to support the payment of such distributions. In particular, we may incur additional debt in the future to acquire new businesses, which debt will have additional debt commitments, which must be satisfied before we can make distributions. These factors could affect our ability to continue to make distributions, in the initial quarterly per share amounts or at all.

Our manager will own 100% of the allocation shares in the company, which generally will entitle our manager to receive a 20% profit allocation as a form of preferred equity distribution, subject to an annual hurdle rate of 7.0%, which is applicable to our distributions to our shareholders. Accordingly, the cash flow available for distribution to shareholders will be reduced by the payment of profit allocation to our manager. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as an Equity Holder—Manager’s Profit Allocation” for more information about the profit allocation.

In addition, we intend to enter into a supplemental put agreement with our manager pursuant to which our manager shall have the right to cause the company to purchase the allocation shares then owned by our manager upon termination of the management services agreement. The company’s obligations under the supplemental put agreement are absolute and unconditional. In addition, the supplemental put agreement places certain additional obligations on the company upon exercise of our manager’s put right until such time as the company’s obligations under the supplemental put agreement have been satisfied, including limitations on declaring and paying any distributions. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as an Equity Holder—Supplemental Put Agreement” for more information.

Contractual Obligations

We will engage our manager to manage the day-to-day operations and affairs of the company. Our relationship with our manager will be governed principally by the following two agreements:

•       the management services agreement relating to the management services our manager will perform for us and the businesses we own and the management fee to be paid to our manager in respect thereof; and

•       the company’s LLC agreement setting forth our manager’s rights with respect to the allocation shares it owns, including the right to receive profit allocations from the company.

In addition, we intend to enter into a supplemental put agreement with our manager pursuant to which our manager shall have the right to cause the company to purchase the allocation shares then owned by our manager upon termination of the management services agreement. We will not record any obligation relating to the supplemental put agreement at the closing of this offering because we estimate the amount paid for our manager’s allocation shares approximates the fair value of the obligation under the supplemental put agreement. We will recognize any change in the fair value of the supplemental put agreement by recording an increase or decrease in the company’s liability related to the fair value of the supplemental put agreement through the income statement. The liability will be determined by consideration of any changes in the estimated profit allocation, as well as for any additional value related to the put itself. The liability will represent an estimate of the amounts to ultimately be paid to our manager, whether as a result of the occurrence of the various trigger events or upon the exercise of the supplemental put agreement following the termination of the management services agreement. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as an Equity Holder—Supplemental Put Agreement” for more information about this agreement.

We also expect that our manager will enter into offsetting management services agreements, transaction services agreements and other agreements, in each case, with some or all of the businesses that we own. In this respect, we expect that Atlas Holdings will cause its affiliates to cancel any outstanding management services agreements with our initial businesses to our manager in connection with the closing of this offering. See the sections entitled “Management Services Agreement” and “Our Manager” for information about these and other agreements the company intends to enter into with our manager.

Concurrently with the closing of this offering, all employees of Atlas Holdings will become employees of our manager. The members of our management team intend to collectively devote a substantial majority of their time to the affairs of our company. However, our manager expects to remain affiliated with Atlas Holdings after closing this offering. It is further expected that our manager, our management team and Atlas Holdings may pursue joint business endeavors.

Our initial businesses have each agreed to reimburse us for any fees, costs or expenses we incur in connection with the acquisition of our initial businesses, which is currently estimated to be approximately $7.0 million. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses—Reimbursement Agreements” for more information about the reimbursement agreements.

Metal

Overview

Metal is a manufacturer of highly customized, precision-tolerance cold drawn seamless pressure and mechanical steel tubes in North America. Metal serves a recurring and growing customer base in power generation, oil and natural gas extraction, and non-automotive industrial markets. With nearly 80 years experience in manufacturing custom cold drawn seamless tubes, Metal has, in management’s opinion, built a reputation as one of the most respected and trusted manufacturers in the industry by combining a flexible and efficient manufacturing process with a corporate-wide intense focus on customer service.

All of Metal’s tubes are custom manufactured to exact customer specifications. Metal’s management believes that its thorough understanding of the varying metallurgical, quality, and product needs of its customers and its deep engineering and technical capabilities have positioned Metal as one of the most reliable and trusted sources of cold drawn seamless tubes in the industry.

Metal’s products are manufactured from steel bars in a wide range of grades and sizes. Steel bar costs are a key component of Metal’s seamless tubes. As a result, the pricing and efficiency of production has a direct impact on Metal’s operations. Average steel bar pricing has been gradually declining since 2005, and has been relatively stable in recent months. Management does not expect any significant increases or decreases in average steel bar pricing in the near future. Management monitors “yielded steel material costs” in operations which is the amount of bar tons used to create a ton of seamless tubes. Yielded steel costs is a derivative of both cost per steel bar ton and manufacturing efficiencies. A lower ratio is reflective of either lower steel bar costs, better manufacturing efficiencies, or a combination of both. Metal’s yielded steel costs have increased over time and we expect this trend to continue as a result of a mix change in production to higher end specialty alloy seamless tubes, which use higher grade steel bars and which are more expensive (since 2005, average yielded steel costs have increased as a result of higher material costs notwithstanding improvements in manufacturing efficiency). However, higher end specialty seamless alloy tubes generally command higher profit margins due to the complexity of the manufacturing process.

Metal’s manufacturing facility is located in South Lyon, Michigan. The facility currently has annual capacity to process 45,000 tons of steel bars into 36,000 tons of cold drawn seamless tubes.

Metal’s business strategy includes increasing capacity to optimize mill operations, continuing to capitalize on its cost-efficient operations, and enhancing gross margin through close management of its product mix achieved by leveraging its unique range of manufacturing capabilities to focus on higher gross margin products.

Six Month Period Ended June 30, 2007 Compared to the Six Month Period Ended June 30, 2006

The following table presents the consolidated statement of operations for Metal for the six month periods ended June 30, 2006 and 2007. Metal’s consolidated operating results for the six month periods ended June 30, 2006 and 2007 are derived from the unaudited consolidated financial statements included elsewhere within this prospectus.

	Six month
	periods ended June 30,
	2006	2007
	($ in thousands)
Net sales	$38,685	$53,735
Cost of goods sold	32,157	41,375
Gross profit	6,528	12,360
Operating expenses	2,694	3,373
Income from operations	3,834	8,987
Other income (expense):
Interest income	42	80
Interest expense	(452)	(328)
Net income	$3,424	$8,739

Net Sales

Net sales increased approximately $15.0 million, or 38.8%, from approximately $38.7 million for the six month period ended June 30, 2006 to approximately $53.7 million for the six month period ended June 30, 2007. A significant portion of this increase is attributable to the volume of tons sold as total tonnage sold increased approximately 2,818 tons, or 18.8%, from approximately 14,977 tons for the six month period ended June 30, 2006 to approximately 17,795 tons for the six month period ended June 30, 2007. This increase was primarily driven by expanding marketing efforts to fill unused manufacturing capacity.

The remaining portion of the increase in net sales was due to an increase in average net sales per ton sold which increased approximately $437 (actual dollars) per ton, or 16.9%, from approximately $2,583 (actual dollars) per ton for the six month period ended June 30, 2006 to approximately $3,020 (actual dollars) per ton for the six month period ended June 30, 2007. This increase was primarily driven by enhancing Metal’s mix of tons sold toward higher alloy steel tubes, which generally command higher selling prices.

Cost of Goods Sold

Cost of goods sold increased approximately $9.2 million, or 28.6%, from approximately $32.2 million for the six month period ended June 30, 2006 to approximately $41.4 million for the six month period ended June 30, 2007. The increase in cost of goods sold was significantly influenced by the number of tons sold. Cost of goods sold per ton sold increased approximately $178 (actual dollars) per ton sold, or 8.3%, from approximately $2,147 (actual dollars) per ton sold for the six month period ended June 30, 2006 to approximately $2,325 (actual dollars) per ton sold for the six month period ended June 30, 2007.

An increase in yielded steel material costs per ton represented approximately 43.8% of the increase in cost of goods sold per ton for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006. This increase was primarily attributable to Metal’s mix enhancement toward higher alloy steels. Approximately 45.1% of the increase in cost of goods sold for this same period is attributable to higher variable labor and benefit costs primarily driven by higher production hours required for the product mix enhancement toward higher alloy steel tubes for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006.

Operating Expenses

Operating expenses increased approximately $679, or 25.1%, from approximately $2.7 million for the six month period ended June 30, 2006 to approximately $3.4 million for the six month period ended June 30, 2007. Approximately 59.6% of the increase was attributable to higher profit sharing expense for non-production employees as a result of Metal’s higher profitability for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006. Approximately 24.9% of the increase in operating expenses for this same period was attributable to higher commission expense to outside non-employee sales representatives as a result of Metal’s expansion and its focus on increasing international sales. Professional fees increased approximately $241 for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006 primarily as a result of offering expenses incurred in connection with the strategic review of the company. As a result of Metal’s continuing commitment to the close monitoring of its operating expenses, Metal realized net savings in other operating expenses of approximately $135 for this same period.

Interest Income

Interest income increased approximately $38, or 90.5%, from approximately $42 for the six month period ended June 30, 2006 to approximately $80 for the six month period ended June 30, 2007 due to interest earned on additional cash that was generated through higher earnings for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006.

Interest Expense

Interest expense decreased approximately $124, or 27.4%, from approximately $452 for the six month period ended June 30, 2006 to approximately $328 for the six month period ended June 30, 2007. This decrease was primarily attributable to a reduction in average debt outstanding from approximately $16.2 million for the six month period ended June 30, 2006 to approximately $12.3 million for the six month period ended June 30, 2007.

Net Income

Net income increased approximately $5.3 million, or 155.9%, from approximately $3.4 million for the six month period ended June 30, 2006 to approximately $8.7 million for the six month period ended June 30, 2007. This increase in net income was primarily attributable to the approximately 2,818 ton increase in sales volume coupled with an overall increase in the gross profit per ton sold of approximately $259 (actual dollars), or 59.4%, from approximately $436 (actual dollars) per ton sold for the six month period ended June 30, 2006 to approximately $695 (actual dollars) per ton sold for the six month period ended June 30, 2007. The increase in gross profit was primarily attributable to the enhancement of sales mix towards higher alloy tubes.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

The following table presents the consolidated statement of operations for Metal for the years ended December 31, 2005 and 2006. Metal’s consolidated operating results for the years ended December 31, 2005 and 2006 are derived from the audited financial statements included elsewhere within this prospectus.

	Years ended December 31,
	2005	2006
	($ in thousands)
Net sales	$66,409	$89,918
Cost of goods sold	54,990	71,846
Gross profit	11,419	18,072
Operating expenses	5,607	6,807
Income from operations	5,812	11,265
Other income (expense):
Interest income	93	103
Interest expense	(428)	(961)
Other	(11)	7
Net income	$5,466	$10,414

Net Sales

Net sales increased approximately $23.5 million, or 35.4%, from approximately $66.4 million for the year ended December 31, 2005 to approximately $89.9 million for the year ended December 31, 2006. A significant portion of this increase is attributable to the volume of tons sold as total tonnage sold increased approximately 6,568 tons, or 26.2%, from approximately 25,086 tons for the year ended December 31, 2005 to approximately 31,654 tons for the year ended December 31, 2006. This increase was primarily driven by expanding marketing efforts to fill unused manufacturing capacity.

The remaining portion of the increase in net sales was due to an increase in average net sales per ton sold which increased approximately $194 (actual dollars) per ton, or 7.3%, from approximately $2,647 (actual dollars) per ton for the year ended December 31, 2005 to approximately $2,841 (actual dollars) per ton for the year ended December 31, 2006. This increase was primarily driven by enhancing Metal’s mix of tons sold toward higher alloy steel tubes, which generally command higher selling prices.

Cost of Goods Sold

Cost of goods sold increased approximately $16.8 million, or 30.5%, from approximately $55.0 million for the year ended December 31, 2005 to approximately $71.8 million for the year ended December 31, 2006. The increase in cost of goods sold was significantly influenced by the number of tons sold during the year. Cost of goods sold per ton sold increased by approximately $78 (actual dollars) per ton sold, or 3.6%, from approximately $2,192 (actual dollars) per ton sold for the year ended December 31, 2005 to approximately $2,270 (actual dollars) per ton sold for the year ended December 31, 2006.

An increase in yielded steel costs per ton represented approximately 64.1% of the increase in cost of goods sold per ton for the year ended December 31, 2005 compared to the year ended December 31, 2006. This increase was primarily due to Metal’s mix enhancement toward higher alloy steels. Fees paid to outside processors represented approximately 21.8% of the increase in cost of goods sold per ton for the year ended December 31, 2005 compared to the year ended December 31, 2006. This increase was primarily due to Metal’s mix enhancement toward higher alloy steels, some of which require outside processing for certain procedures.

Operating Expenses

Operating expenses increased approximately $1.2 million, or 21.4%, from approximately $5.6 million for the year ended December 31, 2005 to approximately $6.8 million for the year ended December 31, 2006. Approximately 31.8% of the increase was attributable to higher profit sharing expense for non-production employees as a result of Metal’s higher profitability for the year ended December 31, 2006 compared to the year ended December 31, 2005. Approximately 41.7% of the increase was attributable to Metal’s recognition of an expense in the year ended December 31, 2006 in connection with a mediated settlement of an employee matter. Approximately 28.3% of the increase was attributable to higher general and administrative salaries for the year ended December 31, 2006 compared to the year ended December 31, 2005 due mainly to the addition of a new member of Metal’s executive management.

Interest Income

Interest income increased approximately $10, or 10.8%, from approximately $93 for the year ended December 31, 2005 to approximately $103 for the year ended December 31, 2006 due to interest earned on additional cash that was generated through higher earnings for the year ended December 31, 2006 compared to the year ended December 31, 2005.

Interest Expense

Interest expense increased approximately $533, or 124.5%, from approximately $428 for the year ended December 31, 2005 to approximately $961 for the year ended December 31, 2006. This increase was primarily attributable to the increase in average debt outstanding from $12.6 million for the year ended December 31, 2005 to $16.4 million for the year ended December 31, 2006. Included in this change in average debt from the year ended December 31, 2005 to the year ended December 31, 2006 was an approximate $6.2 million term note added in November 2005 at an interest rate higher than Metal’s average interest rate prior to its inclusion.

Other

Other increased approximately $18, from approximately $11 in expense for the year ended December 31, 2005 to approximately $7 in income for the year ended December 31, 2006. Metal received approximately $103 in the year ended December 31, 2004 from a trade suit in which it participated, approximately $13 of which had to be returned in the year ended December 31, 2005 while another approximate $6 payment was received in the year ended December 31, 2006.

Net Income

Net income increased approximately $4.9 million, or 89.1%, from approximately $5.5 million for the year ended December 31, 2005 to approximately $10.4 million for the year ended December 31, 2006. This increase was attributable to the approximately 6,568 ton increase in sales volume coupled with an overall increase in the gross profit per ton sold of approximately $116, or 25.5%, from approximately $455 (actual dollars) per ton sold for the year ended December 31, 2005 to approximately $571 (actual dollars) per ton sold for the year ended December 31, 2006. The increase in gross profit was primarily attributable to higher production levels permitting the allocation of fixed manufacturing overhead over higher volumes.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

The following table presents the consolidated statement of operations for Metal for the years ended December 31, 2004 and 2005. Metal’s consolidated operating results for the years ended December 31, 2004 and 2005 are derived from the audited financial statements included elsewhere within this prospectus.

	Years ended December 31,
	2004	2005
	($ in thousands)
Net sales	$46,883	$66,409
Cost of goods sold	37,860	54,990
Gross profit	9,023	11,419
Operating expenses	4,391	5,607
Income from operations	4,632	5,812
Other:
Interest income	5	93
Interest expense	(484)	(428)
Other	103	(11)
Net income	$4,256	$5,466

Net Sales

Net sales increased approximately $19.5 million, or 41.6%, from approximately $46.9 million for the year ended December 31, 2004 to approximately $66.4 million for the year ended December 31, 2005. A significant portion of this increase is attributable to the volume of tons sold as total tonnage sold increased approximately 3,432 tons, or 15.8%, from approximately 21,654 tons for the year ended December 31, 2004 to approximately 25,086 tons for the year ended December 31, 2005. This increase was primarily driven by expanding marketing efforts to fill unused manufacturing capacity.

The remaining portion of the increase in net sales was due to an increase in average net sales per ton sold which increased approximately $482 (actual dollars) per ton, or 22.3%, from approximately $2,165 (actual dollars) per ton for the year ended December 31, 2004 to approximately $2,647 (actual dollars) per ton for the year ended December 31, 2005. This increase was primarily driven by Metal’s efforts to pass through rising raw steel prices to its customers. The pass through of an increase in yielded steel costs per ton represented approximately 79.5% of the increase in net sales per ton for the year ended December 31, 2004 compared to the year ended December 31, 2005.

Cost of Goods Sold

Cost of goods sold increased approximately $17.1 million, or 45.1%, from approximately $37.9 million for the year ended December 31, 2004 to approximately $55.0 million for the year ended December 31, 2005. The increase in cost of goods sold was significantly influenced by the number of tons sold during the year. Cost of goods sold per ton sold increased by approximately $444 (actual dollars) per ton sold, or 25.4%, from approximately $1,748 (actual dollars) per ton sold for the year ended December 31, 2004 to approximately $2,192 (actual dollars) per ton sold for the year ended December 31, 2005.

An increase in yielded steel costs per ton represented approximately 86.3% of the increase in cost of goods sold per ton for the year ended December 31, 2004 compared to the year ended December 31, 2005. This increase was primarily due to a general lack of supply of all raw metal products for the year ended December 31, 2004 compared to the year ended December 31, 2005.

Operating Expenses

Operating expenses increased approximately $1.2 million, or 27.3%, from approximately $4.4 million for the year ended December 31, 2004 to approximately $5.6 million for the year ended December 31, 2005. Approximately 31.5% of the increase was attributable to selling expenses, primarily compensation, a result of Metal’s efforts to expand the sales force to achieve higher sales. Approximately 55.4% of the increase was attributable to general and administrative expenses, primarily compensation and information systems expenses, that were necessary to supply Metal with the talent and tools to achieve higher growth and profitability.

Interest Income

Interest income increased approximately $88, or 1,760%, from approximately $5 for the year ended December 31, 2004 to approximately $93 for the year ended December 31, 2005 due to income earned on Metal’s restricted cash account, which was established in September 2004 in connection with an industrial revenue bond offering, and income earned on Metal’s sinking fund account, which was also established in connection with the September 2004 industrial revenue bond offering.

Interest Expense

Interest expense decreased approximately $56, or 11.6%, from approximately $484 for the year ended December 31, 2004 to approximately $428 for the year ended December 31, 2005. This increase was primarily attributable to the redemption of high cost subordinated debt in February 2004 through the issuance of new member units and the redemption of a second subordinated debt instrument in September 2004 through the use of low cost industrial revenue bond financing.

Other

Other decreased approximately $114, from approximately $103 in income for the year ended December 31, 2004 to approximately $11 of expense for the year ended December 31, 2005. Metal received approximately $103 in the year ended December 31, 2004 from a trade suit in which it participated, approximately $13 of which had to be returned in the year ended December 31, 2005.

Net Income

Net income increased approximately $1.2 million, or 27.9%, from approximately $4.3 million for the year ended December 31, 2004 to approximately $5.5 million for the year ended December 31, 2005. This increase was attributable to the approximately 3,432 ton increase in sales volume coupled with an overall increase in the gross profit per ton sold of approximately $38 (actual dollars), or 9.1%, from approximately $417 (actual dollars) per ton sold for the year ended December 31, 2004 to approximately $455 (actual dollars) per ton sold for the year ended December 31, 2005.

Liquidity and Capital Resources

Impact of Proposed Acquisition by the Company on Metal’s Sources and Uses of Cash

Historically, Metal has financed its operations through cash generated from operating activities and related party and third-party debt. Upon closing of this offering, the company will purchase Metal for, including transaction costs, approximately $92.4 million. The approximate $11.7 million in Metal’s debt, and any associated prepayment penalties will be paid at closing with the proceeds from the purchase price and approximately $61.0 million in new intercompany loans. See the section entitled “Acquisition of and Loans to Our Initial Businesses” for further discussion of the intercompany loans. We believe the proposed intercompany loans should provide Metal with adequate liquidity and capital resources. Metal’s liquidity and availability of capital resources are impacted by four key components: cash and cash equivalents, operating activities, investing activities and financing activities.

The ability of Metal to satisfy its obligations depends on its future performance, which will be subject to prevailing economic, financial, business and other factors, most of which are beyond its control. To the extent future capital requirements exceed cash flows from operating activities, Metal anticipates that such future requirements will be financed by cash on hand and, to the extent needed, by intercompany loans, which will be repaid from subsequent reductions in current assets or from subsequent earnings.

Metal believes that its current cash balances, combined with future cash flows from operations and availability under its intercompany credit facility, will be sufficient to meet its anticipated cash needs for operations for the next 12 months. Metal is unaware of any material trends or uncertainties that may require it to make cash management decisions that will impair its operating capabilities during such period.

For the Six Month Period Ended June 30, 2007

Cash and Cash Equivalents

Cash and cash equivalents increased approximately $3.0 million from approximately $348 for the six month period ended June 30, 2006 to approximately $3.3 million for the six month period ended June 30, 2007. As further described below, during the six month period ended June 30, 2007, Metal generated approximately $8.5 million of net cash from operating activities, used approximately $101 of net cash in investing activities and used approximately $5.4 million of net cash in financing activities.

Operating Activities

Net cash provided from operating activities increased approximately $4.1 million from approximately $4.4 million for the six month period ended June 30, 2006 to approximately $8.5 million for the six month period ended June 30, 2007. The approximate $4.1 million increase in net cash generated from operations for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006 was primarily attributable to an increase in net income of approximately $5.3 million primarily due to improvements in Metal operating results. This increase was also partially offset by an approximate $1.2 million increase in working capital primarily due to a decrease in accounts payable and accrued expenses by an approximate $2.7 million and an increase in accounts receivable, both as a result of sales growth, of approximately $468 which was offset by a decrease in inventory, as a result of continued focus to lower inventory levels, and prepaid expenses of approximately $2.1 million.

As of June 30, 2007, Metal had working capital of approximately $12.8 million.

Investing Activities

Net cash used in investing activities decreased approximately $516 from approximately $617 for the six month period ended June 30, 2006 to approximately $101 for the six month period ended June 30, 2007. The approximate $516 decrease in net cash used in investing activities for the six month period ended

June 30, 2006 compared to the six month period ended June 30, 2007 was primarily attributable to a decrease in cash used for capital expenditures.

Financing Activities

Net cash used in financing activities increased approximately $1.8 million from approximately $3.6 million for the six month period ended June 30, 2006 to approximately $5.4 million for the six month period ended June 30, 2007. The approximate $1.8 million increase was primarily attributable to net cash used in financing activities for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006 were primarily attributable to:

•      a decrease in repayments of the revolving line of credit of approximately $1.8 million. For the six month period ended June 30, 2007, Metal repaid approximately $600 of the line of credit compared to approximately $2.4 million in the six month period ended June 30, 2006.

•      a decrease in proceeds from Metal’s restricted cash account of approximately $956. For the six month period ended June 30, 2007, Metal received approximately $2 in proceeds from the restricted cash account due to approved capital expenditures which reduced the restricted cash requirement compared to $958 in the six month period ended June 30, 2006. Distributions may vary from period to period based on management’s projected cash requirements.

•      an increase in distributions to its members of approximately $2.7 million. For the six month period ended June 30, 2007, Metal distributed approximately $3.8 million to its members compared to approximately $1.1 million in the six month period ended June 30, 2006.

For the Year Ended December 31, 2006

Cash and Cash Equivalents

Cash and cash equivalents increased approximately $67 from approximately $281 for the year ended December 31, 2005 to approximately $348 for the year ended December 31, 2006. As further described below, during the year ended December 31, 2006, Metal generated approximately $13.7 million of net cash from operating activities, used approximately $1.4 million net cash in investing activities and used approximately $12.2 million of net cash in financing activities.

Operating Activities

Net cash provided from operating activities increased approximately $7.6 million from approximately $6.1 million for the year ended December 31, 2005 to approximately $13.7 million for the year ended December 31, 2006. The approximate $7.6 million increase in net cash generated from operations for the year ended December 31, 2006 compared to the year ended December 31, 2005 was primarily attributable to an increase in net income of approximately $4.9 million primarily due to improvements in Metal operating results. This increase was further enhanced by an approximate $2.6 million decrease in working capital primarily due to an increase in accounts payable and accrued expenses of approximately $3.4 million and a decrease in inventory of approximately $2.5 million. This decrease in working capital was partially offset by an increase in accounts receivable and prepaid expenses of approximately $3.1 million.

As of December 31, 2006, Metal had working capital of approximately $9.0 million.

Investing Activities

Net cash used in investing activities increased approximately $807 from approximately $634 for the year ended December 31, 2005 to approximately $1.4 million for the year ended December 31, 2006. The approximate $807 increase in net cash used in investing activities for the year ended December 31, 2005 compared to the year ended December 31, 2006 was primarily attributable to an increase in cash used for capital expenditures.

Financing Activities

Net cash used in financing activities increased approximately $7.0 million from approximately $5.2 million for the year ended December 31, 2005 to approximately $12.2 million for the year ended December 31, 2006. The approximate $7.0 million increase in net cash used in financing activities for the year ended December 31, 2005 compared to the year ended December 31, 2006 was primarily attributable to Metal’s intent to reduce outstanding debt as follows:

•      an increase in repayments of the revolving line of credit of approximately $1.4 million. For the year ended December 31, 2006, Metal repaid approximately $2.3 million of the line of credit compared to approximately $925 in the year ended December 31, 2005.

•      an increase in contributions to the bond sinking fund of approximately $280. For the year ended December 31, 2006, Metal contributed approximately $930 to the bond sinking fund compared to approximately $650 in the year ended December 31, 2005.

•      a decrease in the issuance of new debt of approximately $6.2 million. For the year ended December 31, 2006, Metal issued approximately $0 in new debt compared to approximately $6.2 million in the year ended December 31, 2005.

•      an increase in the payments on debt of approximately $1.1 million. For the year ended December 31, 2006, Metal’s payments on debt were approximately $1.2 million compared to approximately $104 in the year ended December 31, 2005. The higher payments were attributable to its November 2005 debt issuance and refinancing.

•      an increase in proceeds from Metal’s restricted cash account of approximately $710. For the year ended December 31, 2006, Metal received approximately $1.4 million in proceeds from the restricted cash account compared to approximately $666 in the year ended December 30, 2005.

•      a decrease in debt issuance costs of approximately $80. For the year ended December 31, 2006, Metal incurred approximately $0 of debt acquisition and deferred charges compared to approximately $80 in the year ended December 31, 2005. The higher amount in the year ended December 31, 2005 compared to that incurred in the year ended December 31, 2006 was attributable to the November 2005 refinancing.

•      a decrease in distributions to its members of approximately $1.1 million. For the year ended December 31, 2006, Metal distributed approximately $9.1 million to its members compared to approximately $10.2 million in the year ended December 31, 2005.

Commitments and Contingencies

Metal’s principal commitments at December 31, 2006 consisted primarily of its commitments to debt and for obligations incurred under operating leases.

The following table summarizes Metal’s contractual obligations for the repayment of debt and payment of other contractual obligations as of December 31, 2006:

	Payments due by period
	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 Years
	($ in thousands)
Long-term debt	$13,236	$2,178	$5,498	$1,860	$3,700
Operating lease obligations	105	57	48	0	0
Total contractual cash obligations	$13,341	$2,235	$5,546	$1,860	$3,700

There were no significant changes in Metal’s contractual obligations for the repayment of debt and payment of other contractual obligations as of June 30, 2007 compared to December 31, 2006.

Metal has a management services agreement in place with an affiliate, Atlas Holdings, pursuant to which it makes monthly payments of approximately $33. Upon closing of this offering, the management services agreement will be terminated and Metal will enter into a new agreement with our manager. See the sections entitled “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Offsetting Management Services Agreements” and “Certain Relationships and Related Party Transactions” for more information.

Metal believes that, for the foreseeable future, it will have sufficient cash to meet the commitments described above and for current anticipated working capital requirements. Metal’s future liquidity and capital requirements will depend upon numerous factors including prevailing economic, financial, business and other factors, most of which are beyond its control.

Quantitative and Qualitative Disclosures about Market Risk

Metal is exposed to interest rate risk primarily through its debt facilities since some of these instruments bear interest at variable rates. At December 31, 2006, Metal had outstanding borrowings under variable debt agreements that total approximately $13.8 million. A 1.0% increase or decrease in the interest rate results in an approximate $138 change in interest expense and cash flow of Metal. There was no significant change in Metal’s interest rate risk for the period ended June 30, 2007.

Metal is exposed to fluctuations in the natural gas commodity markets since its manufacturing facility uses natural gas. Based on our most recent data through June 30, 2007, a $0.10 (actual dollars) increase or decrease in the cost of one MCF of natural gas results in an approximate $50 change in natural gas annual expense and cash flow of Metal.

Forest

Overview

Forest is a diversified paper and specialty packaging company. Forest produces a wide range of products including corrugated medium used in the packaging and shipping containers and packaging products. Forest supplies these products to a diverse customer base operating in a variety of industries, including food and beverage, furniture, shipping, automotive, consumer goods and electronics in North America. The products are manufactured at 11 facilities throughout the United States and Canada. Forest was formed through a series of acquisitions since its inception in 1999 with the most significant add on acquisitions beginning September 2005.

Forest acquired Protective Packaging, which we refer to as Ivex, a division of Ivex Packaging Corporation, a paper packaging business engaged in the manufacture of recycled kraft paper and paper-based converted products, from Alcoa, Inc. in September 2005. In November 2005 and April 2006, Ivex, a subsidiary of Forest, acquired certain assets which constituted the business of P&P Packaging, Inc., which we refer to as P&P, and Creative Color Display, Inc., which we refer to as CCD, respectively, both privately held manufacturers of paper-based converted products. In May 2006, Ivex acquired certain assets and customers of the Valley View, Ohio facility from Weyerhaeuser Company, a producer of specialty single face products. As a result of these acquisitions, Forest has experienced significant revenue growth.

Forest operates in a competitive environment that is subject to volatile price increases and decreases in both the selling price of its products and the cost of its primary raw material, waste paper. Raw material prices in the United States are also influenced by the foreign markets such as Canada and China. Although management’s operating policy is to pass on increases in cost of raw materials to its customers, historical experience indicates that this is not always possible and depending upon market conditions, on occasion, raw material prices increase while selling prices decrease. Wastepaper prices increased significantly during the first quarter of 2007 and moderated slowly through the end of the second quarter of 2007 reflecting the impact of significant demand for wastepaper grades in markets such as China.  Corrugating medium prices were relatively stable throughout the first half of 2007 which resulted in compression in the spread between corrugated medium pricing and wastepaper cost. Demand for corrugating medium remains strong with several announced price increases by major suppliers for the second half of the year. Forest operates in a low cost manufacturing environment to mitigate the impact of such trends. Historically, the opposite trends also occur, and on occasion, with raw material prices decreasing and selling prices increasing. As a result of the preceding, Forest’s earnings may change significantly from period to period.

Forest’s operations include both paper and packaging manufacturing capabilities with a range of operational risks and challenges.  The paper assets include both low cost competitive assets as well as several assets that are being strategically repositioned into specialty markets. Depending on the success of such repositioning, management will consider certain changes to the configuration of its manufacturing assets including the possibility of further plant consolidation. The packaging assets have been brought together through a sequence of acquisitions, with the resulting consolidation of assets introducing both operational risk and opportunity for the business.

Forest’s business strategy includes increasing capacity to optimize mill operations, continue to capitalize on its low cost-efficient operations, continue to innovate new product development in its packaging division, expand further in North America and into international markets through strategic acquisitions or building facilities and by expanding its specialty converting business by leveraging its unique range of manufacturing capabilities. The packaging business in particular is well positioned to expand its product offerings in North America with converting operations located throughout the United States and Canada. Management will seek to fill geographic voids and broaden the product line through acquisitions and may gradually access selected international markets building on existing customer and supplier relationships.

Six Month Period Ended June 30, 2007 Compared to the Six Month Period Ended June 30, 2006

The following table presents the consolidated statement of operations for Forest, excluding the operations of CanAmPac, for the six month periods ended June 30, 2006 and 2007. CanAmPac was acquired by Forest effective May 1, 2006. Forest’s consolidated operating results for the six month periods ended June 30, 2006 and 2007 are derived from the footnotes to the unaudited consolidated financial statements included elsewhere within this prospectus.

	Six month periods
	ended June 30,
	2006	2007
	($ in thousands)
	(unaudited)
Net sales	$79,204	$82,612
Cost of goods sold	64,288	68,164
Restructuring charge	—	1,508
Gross profit	14,916	12,940
Operating expenses	10,179	13,477
Income (loss) from operations	4,737	(537)
Other income (expense):
Interest income	269	340
Interest expense	(2,789)	(3,346)
Income (loss) before provisions for income taxes and minority interests	2,217	(3,543)
Minority interests	118	—
Provision for income taxes	(126)	(148)
Income (loss) from continuing operations	2,209	(3,691)
Income (loss) from discontinued operations	(191)	7
Net income (loss)	$2,018	$(3,684)

Net Sales

Net sales increased approximately $3.4 million, or 4.3%, from approximately $79.2 million for the six month period ended June 30, 2006 to approximately $82.6 million for the six month period ended June 30, 2007. This increase was primarily attributable to Forest’s acquisitions of CCD and Valley View and organic growth into new markets.  On April 1, 2006 and June 1, 2006, Ivex, a subsidiary of Forest, acquired the businesses of CCD and Valley View, respectively. The acquisitions of CCD and Valley View businesses and new market penetration contributed approximately $3.2 million, or 94.1% of the increase in net sales, as a result of being included for the full six month period ended June 30, 2007. Net sales for Hartford City Paper and Shillington Box manufacturing facilities, which we refer to as the Base Forest business, and Ivex increased approximately $200, or 5.9% of the increase, primarily due to stronger sales pricing off-set by lower sales volumes.

Cost of Goods Sold

Cost of goods sold increased approximately $3.9 million, or 6.1%, from approximately $64.3 million for the six month period ended June 30, 2006 to approximately $68.2 million for the six month period ended June 30, 2007. Following the 4.3% growth in net sales for the six month period ended June 30, 2007, Forest experienced a corresponding increase in cost of goods sold primarily as a result of the CCD and Valley View acquisitions and organic growth into new markets. The add-on acquisitions and new market penetration contributed approximately $2.6 million, or 66.7% of the increase in cost of goods sold as a result of being included for the full six month period ended June 30, 2007.

Cost of goods sold for the Base Forest business and Ivex increased approximately $850, or 21.8% of the increase, primarily due to a combination of higher raw material paper prices off-set by lower sales volume and depreciation expense. Raw material prices increased an average of 52.6% during the six month period ended June 30, 2007 compared to an average increase of 31.4% for the six month period ended June 30, 2006. Depreciation expense declined significantly from $3.4 million for the six month period ended June 30, 2006 to $2.4 million for the six month period ended June 30, 2007. This decline in depreciation expense is primarily attributable to a significant portion of Forest’s assets that were acquired in 1999 are now fully depreciated in 2007. Approximately $700, or 17.9% of the increase, is attributable to higher maintenance on production equipment at the Hartford City Paper mill in the six month period ended June 30, 2007. Also included as a component of cost of goods sold in the first six month period ended June 30, 2006 is approximately $300 of expenses to reposition equipment and to optimize production efficiencies related to the 2005 Ivex acquisition; this expense did not occur during 2007.

Restructuring Charge

In June 2007, management determined through a strategic review to close its Monroeville, Pennsylvania, manufacturing facility resulting in an approximate $1.5 million charge primarily related to the write-down of long-lived assets and to reposition the business to Forest’s other manufacturing facilities in North America. Existing customers of the Monroeville manufacturing facility will be served by the other locations. In July 2007, the company communicated its restructuring program to the facilities approximate 45 regular employees. The company expects to incur approximately $210 in costs in the third quarter of 2007 for severance, outplacement, and other costs related to the closure of the facility.

Operating Expenses

Operating expenses increased approximately $3.3 million, or 32.4%, from approximately $10.2 million for the six month period ended June 30, 2006 to approximately $13.5 million for the six month period ended June 30, 2007. Operating expenses increased approximately $600, or 18.2% of the increase, due primarily to rising employee benefit, healthcare and insurance costs at its paper mill and box fabrication facilities and approximately $400, or 12.1% of the increase, due to management severance.  Approximately $500, or 15.2% of the increase, was primarily due to the add-on acquisitions of CCD and Valley View and organic growth into new markets as a result of being included for the full six month period ended June 30, 2007. Approximately $1.8 million, or 54.5% of the increase in operating expenses, is primarily attributable to the hire of additional executive and operating talent as a result of acquisitions and growth objections for the Base Forest business and Ivex.

Interest Income

Interest income increased approximately $71 due to additional cash on hand being placed into interest earning investments for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006.

Interest Expense

Interest expense increased approximately $557, or 19.9%, from approximately $2.8 million for the six month period ended June 30, 2006 to approximately $3.3 million for the six month period ended June 30, 2007. This increase was primarily attributable to a full year of higher borrowing levels associated with the acquisitions of CCD, Valley View, and the investment in CanAmPac (a subsidiary of the company, which is discussed elsewhere in this prospectus) in 2006.

Minority Interests

Minority interests decreased approximately $118, or 100%, from approximately $118 for the six month period ended June 30, 2006 to $0 for the six month period ended June 30, 2007.  During 2006, Ivex incurred operating losses eliminating the minority interest resulting in $0 minority interest at June 30, 2007.

Provision for Income Taxes

The provision for income taxes increased approximately $22 primarily due to an increase in Canadian taxes on Ivex’s Canadian subsidiary net income for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006.

Income (Loss) from Discontinued Operations

During 2006, the company discontinued its recovery of recycled paper operations. As a result, the related sales and costs were reclassified as discontinued operations.

Net Income (Loss)

Net income decreased approximately $5.7 million from net income of approximately $2.0 million for the six month period ended June 30, 2006 to a net loss of approximately $3.7 million for the six month period ended June 30, 2007. This decrease was primarily attributable to higher operating expenses and charges, including restructuring charge, integration and repositioning costs due to acquisitions, and executive and operating hires.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

The following table presents the consolidated statement of operations for Forest, excluding the operations of CanAmPac, for the years ended December 31, 2005 and 2006. CanAmPac was acquired by Forest effective May 1, 2006. Forest’s consolidated operating results for the year ended December 31, 2005 are derived from the audited financial statements included elsewhere within this prospectus. Forest’s consolidated operating results for the year ended December 31, 2006 are derived from the footnotes to Forest’s 2006 audited consolidated financial statements included elsewhere within this prospectus.

	Years ended December 31,
	2005	2006
	($ in thousands)
Net sales	$83,870	$162,282
Cost of goods sold	67,869	130,692
Gross profit	16,001	31,590
Operating expenses	12,537	21,710
Income from operations	3,464	9,880
Other income (expense):
Interest income	312	557
Interest expense	(3,409)	(6,007)
Income before provisions for income taxes and minority interests	367	4,430
Minority interests	98	303
Provision for income taxes	(47)	(65)
Income from continuing operations	418	4,668
Loss from discontinued operations	674	241
Net income (loss)	$(256)	$4,427

Net Sales

Net sales increased approximately $78.4 million, or 93.4%, from approximately $83.9 million for the year ended December 31, 2005 to approximately $162.3 million for the year ended December 31, 2006. This increase was primarily attributable to Forest’s acquisitions of Ivex, CCD, P&P and Valley View. Forest acquired Ivex in September 2005. The acquisition of Ivex contributed approximately $61.2 million or 78.1% of the increase in net sales as a result of the inclusion of net sales of Ivex for a full year. In November 2005, March 2006 and May 2006, Ivex, a subsidiary of Forest, acquired the businesses of P&P, CCD and Valley View, respectively. The acquisitions of P&P, CCD and Valley View businesses contributed approximately $14.5 million or 18.5% of the increase in net sales. The remaining increase in net sales for this period is primarily attributable to organic growth at Hartford City Paper and Shillington Box manufacturing facilities, which we refer to as the Base Forest business, approximating 4.2% as a result of sales price increases that occurred in the industry during 2006. Volume was relatively flat for the Base Forest business for the year ended December 31, 2006 compared to the year ended December 31, 2005.

Cost of Goods Sold

Cost of goods sold increased approximately $62.8 million, or 92.5%, from approximately $67.9 million for the year ended December 31, 2005 to approximately $130.7 million for the year ended December 31, 2006. Similar to the 93.4% growth in net sales for the year ended December 31, 2006, Forest has experienced a corresponding 92.5% increase in cost of goods sold, primarily as a result of the Ivex, P&P, CCD and Valley View acquisitions. Ivex contributed approximately $54.0 million or 86.0% of the increase in cost of goods sold as a result of a full year. The acquisitions of P&P, CCD and Valley View businesses contributed approximately $13.3 million or 21.2% of the increase in cost of goods sold. Included as a component of cost of goods sold in 2006 is approximately $750 of expenses to move equipment for these acquisitions to optimize production efficiencies. Nominal expenses were incurred to move equipment in 2005. As discussed above, Base Forest business had organic sales growth of 4.2% primarily as a result of selling price increases on relatively flat volume; however, this same business also had a decline in cost of goods sold of approximately $4.5 million. Approximately $2.7 million of this approximate $4.5 million dollar decline in cost of goods sold on the Base Forest business is attributable to a decline in depreciation expense with the remaining approximate $1.8 million decline primarily attributable to lower average paper prices. Depreciation expense declined significantly from approximately $5.5 million for the Base Forest business for the year ended December 31, 2005 to approximately $2.8 million for the year ended December 31, 2006. A significant portion of the Base Forest assets were assigned a seven year depreciable life when acquired in 1999. This decline in depreciation expense is primarily attributable to a significant portion of the assets of Base Forest that were acquired in 1999 are now fully depreciated in 2006.

Operating Expenses

Operating expenses increased approximately $9.2 million, or 73.6%, from approximately $12.5 million for the year ended December 31, 2005 to approximately $21.7 million for the year ended December 31, 2006. Approximately $7.7 million, or 83.7%, of the growth in operating expenses was primarily driven by the add on acquisitions of Ivex, P&P, CCD and Valley View. The remaining approximate $1.5 million was primarily attributable to two factors for the Base Forest business: (i) approximately $500 for the hire of additional executive talent and (ii) approximately $500 incurred in expenses which were recorded at the corporate level for the integration of Ivex, P&P, CCD and Valley View into Forest.

Interest Income

Interest income increased approximately $245, or 78.5%, from approximately $312 for the year ended December 31, 2005 to approximately $557 for the year ended December 31, 2006. This increase was primarily attributable to the additional cash on hand generated from operations for the year ended December 31, 2006 invested in interest earning investments.

Interest Expense

Interest expense increased approximately $2.6 million or, 76.5%, from approximately $3.4 million for the year ended December 31, 2005 to approximately $6.0 million for the year ended December 31, 2006. This increase was primarily attributable to a full year of higher borrowing levels associated with the acquisitions of Ivex and the higher borrowings associated with the acquisitions of P&P, CCD and Valley View in 2006.

Minority Interests

Minority interests increased approximately $205, or 209.2%, from approximately $98 for the year ended December 31, 2005 to approximately $303 for the year ended December 31, 2006. This increase was primarily attributable to a full year of minority interests in Ivex which is not 100% owned by Forest.

Provision for Income Taxes

The provision for income taxes increased approximately $18, or 38.3%, from approximately $47 for the year ended December 31, 2005 to approximately $65 for the year ended December 31, 2006. This increase was primarily attributable to Canadian taxes on Ivex’s Canadian subsidiaries.

Loss from Discontinued Operations

During 2006, the company discontinued its recovery of recycled paper operations. As a result, the related sales and costs were reclassified as discontinued operations.

Net Income (Loss)

Net income increased approximately $4.7 million from a net loss of approximately $256 for the year ended December 31, 2005 to net income of approximately $4.4 million for the year ended December 31, 2006. This increase was primarily attributable to the operating results of the Base Forest business offset by higher interest expense associated with the acquisitions.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

The following table presents the consolidated statement of operations data for Forest for the years ended December 31, 2004 and 2005:

	Years ended December 31,
	2004	2005
	($ in thousands)
Net sales	$61,065	$83,870
Cost of goods sold	48,759	67,869
Gross profit	12,306	16,001
Operating expenses	8,772	12,537
Income from operations	3,534	3,464
Other income (expense):
Interest income	66	312
Interest expense	(2,655)	(3,409)
Income before provisions for income taxes and minority interests	945	367
Minority interests	—	98
Provision for income taxes	—	(47)
Income from continuing operations	945	418
Loss from discontinued operations	—	674
Net income (loss)	$945	$(256)

Net Sales

Net sales increased approximately $22.8 million, or 37.3%, from approximately $61.1 million for the year ended December 31, 2004 to approximately $83.9 million for the year ended December 31, 2005. This increase was primarily attributable to Forest’s acquisition of Ivex in September 2005 and P&P in November 2005. These acquisitions contributed approximately $22.3 million, or 97.8%, of the increase in net sales. The remaining increase in net sales for this period is primarily attributable to organic growth in the Base Forest business approximating 0.9%.

Cost of Goods Sold

Cost of goods sold increased approximately $19.1 million, or 39.1%, from approximately $48.8 million for the year ended December 31, 2004 to approximately $67.9 million for the year ended December 31, 2005. Similar to the 37.3% growth in net sales for the year ended December 31, 2005, Forest experienced a corresponding 39.1% in growth of cost of goods sold, primarily as a result of the Ivex and P&P acquisitions. Ivex and P&P contributed approximately $20.5 million or 107.3% of the increase in cost of goods sold. As discussed above, the remaining Base Forest business had organic sales growth of 0.9%; however, the Base Forest business also had a decline in cost of goods sold of approximately $1.6 million primarily attributable to lower raw material and chemical costs.

Operating Expenses

Operating expenses increased approximately $3.7 million, or 42.0%, from approximately $8.8 million for the year ended December 31, 2004 to approximately $12.5 million for the year ended December 31, 2005. This increase was primarily attributable to the add on acquisitions of Ivex and P&P. Ivex and P&P together contributed approximately $2.5 million or 67.6% of the increase in cost of operating expenses. The remaining approximate $1.2 million increase in operating expenses was primarily attributable to approximately $600 for the addition of management staff and sales personnel and approximately $600 for consultants utilized for acquisition integration.

Interest Income

Interest income increased approximately $246, or 372.7%, from approximately $66 for the year ended December 31, 2004 to approximately $312 for the year ended December 31, 2005. This increase was primarily attributable to the additional cash on hand generated from operations during the year ended December 31, 2005 invested in interest earning investments.

Interest Expense

Interest expense increased approximately $754, or 27.9%, from approximately $2.7 million for the year ended December 31, 2004 to approximately $3.4 million for the year ended December 31, 2005. This increase was primarily attributable to a partial year of higher borrowing levels associated with the acquisition of Ivex in September 2005.

Minority Interests

Minority interests increased approximately $98 from approximately $0 for the year ended December 31, 2004 to approximately $98 for the year ended December 31, 2005. This increase was primarily attributable to a partial year of minority interests in Ivex which is not 100% owned by Forest.

Provision for Income Taxes

The company is treated as a partnership for U.S. federal and state income tax purposes; however, its Canadian subsidiaries are subject to tax. The provision for income taxes increased approximately $47, or 100.0%, from approximately $0 for the year ended December 31, 2004 to approximately $47 for the year ended December 31, 2005. This increase was primarily attributable to Canadian taxes on Ivex’s Canadian subsidiaries.

Loss from Discontinued Operations

During 2006, the company discontinued its recovery of recycled paper operations. As a result, the related sales and costs were reclassified from continuing operations to discontinued operations in its financial statements for the year ended December 31, 2005. The recycled paper operations were not in place during the year ended December 31, 2004.

Net Income (Loss)

Net income decreased approximately $1.2 million from net income of approximately $945 for the year ended December 31, 2004 to a net loss of approximately $256 for the year ended December 31, 2005. This decrease was primarily attributable to the higher interest expense and higher operating expenses as a result of the Ivex and P&P acquisitions.

Liquidity and Capital Resources

Impact of Proposed Acquisition by the Company on Forest’s Sources and Uses for Cash

Historically, Forest has financed its operations through cash generated from operating activities and related party and third-party debt. Upon closing of this offering, the company will purchase Forest for, including transaction costs, approximately $78.5 million, debt free, with the exception of a financing lease obligation of approximately $11.1 million. The approximate $58.0 million in Forest’s debt and any associated prepayment penalties, excluding the financing obligation, will be paid at closing with the proceeds from the purchase price and approximately $56.3 million in new intercompany loans. See the section entitled “The Acquisition of and Loans to Our Initial Businesses” for further discussion of the intercompany loans. We believe the proposed intercompany loans should provide Forest with adequate liquidity and capital resources. Forest’s liquidity and availability of capital resources are impacted by four key components: cash and cash equivalents, operating activities, investing activities and financing activities.

The ability of Forest to satisfy its obligations depends on its future performance and availability under its intercompany credit facility, which will be subject to prevailing economic, financial, business and other factors, most of which are beyond its control. To the extent future capital requirements exceed cash flows from operating activities, Forest anticipates that such future requirements will be financed by cash on hand and, to the extent needed, by intercompany loans, which will be repaid from subsequent reductions in current assets or from subsequent earnings.

Forest believes that its current cash balances, combined with future cash flows from operations will be sufficient to meet its anticipated cash needs for operations for the next 12 months. Forest is unaware of any known material trends or uncertainties that may require it to make cash management decisions that will impair its operating capabilities during the next year.

For the Six Month Period Ended June 30, 2007

Cash and Cash Equivalents

Cash and cash equivalents decreased approximately $6.1 million from approximately $13.5 million at December 31, 2006 to approximately $7.4 million at June 30, 2007. As further described below, during the six month period ended June 30, 2007, Forest used approximately $3.2 million of net cash in operating activities, used approximately $1.8 million of net cash in investing activities and used approximately $1.1 million of net cash in financing activities and exchange rates and other.

Operating Activities

Net cash from operating activities decreased approximately $4.9 million from approximately $1.7 million of net cash provided for the six month period ended June 30, 2006 to approximately $3.2 million used for the six month period ended June 30, 2007. Approximately $6.6 million of the $4.9 million decrease in net cash from operations is attributable to a decrease in net income and depreciation expense approximating $5.6 million and $1.0 million, respectively, primarily due to higher operating and interest expenses driven by acquisitions and business repositioning and from a significant portion of assets of the Base Forest business acquired in 1999 that are fully depreciated. Approximately $3.8 million in net cash used from operations is attributable to legal and professional fees in connection with the process of completing the public offering of Atlas Industries Holdings LLC, a related party through common ownership. Off-setting cash decreases in net cash used is a combination of a non-cash restructuring charge approximating $1.5 million and decreases in working capital, other items and non-cash charges approximating $3.6 million.

As of June 30, 2007, Forest had working capital of approximately $16.4 million.

Investing Activities

Net cash used from investing activities decreased approximately $20.6 million from approximately $22.4 million for the six month period ended June 30, 2006 to approximately $1.8 million for the six month period ended June 30, 2007. The most significant reasons for the approximate $20.6 million decrease in net cash used in investing activities for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006 were primarily attributable to:

•  a net decrease in cash used for acquisitions of CanAmPac, CCD and Valley View, which are described elsewhere in this prospectus, of approximately $19.5 million.

•  a net decrease in cash used for capital expenditures of approximately $1.1 million. Base Forest business and Ivex used approximately $2.9 million and $1.8 million for capital expenditures for the six month periods ended June 30, 2006 and 2007, respectively. The vast majority of the decrease in net cash used is due to capital expenditures incurred in the purchase of production equipment at the Hartford City Paper and Shillington Box Company facilities for the six month period ended June 30, 2006 off set by capitalized repairs and information technology purchases at the Ivex Bridgeview facility for the six month period ended June 30, 2007.

Financing Activities

Net cash from financing activities and exchange rates and other decreased approximately $11.6 million from approximately $10.5 million provided for the six month period ended June 30, 2006, to approximately $1.1 million of net cash used for the six month period ended June 30, 2007. The decrease of $11.6 million in net cash from financing activities is primarily due to a decrease approximating $11.9 million resulting from the sale of Series C participating preferred units and issuance of Junior Subordinated Notes approximating $3.9 million and $8.0 million, respectively, in connection with the business acquisitions in the six month period ended June 30, 2006.

For the Year Ended December 31, 2006

Cash and Cash Equivalents

Cash and cash equivalents decreased approximately $1.0 million from approximately $14.5 million for the year ended December 31, 2005 to approximately $13.5 million for the year ended December 31, 2006. As further described below, during the year ended December 31, 2006, Forest generated approximately $7.6 million of net cash from operating activities, used approximately $22.7 million of net cash in investing activities and generated approximately $14.1 million of net cash in financing activities and exchange rates and other.

Operating Activities

Net cash provided from operating activities increased approximately $1.8 million from approximately $5.8 million for the year ended December 31, 2005 to approximately $7.6 million for the year ended December 31, 2006. The most significant reason for the approximate $1.8 million increase in net cash generated from operations for the year ended December 31, 2006 compared to the year ended December 31, 2005 was an increase in net income of approximately $4.7 million primarily due to improvements in the Forest base business which was partially offset by higher interest expense as a result of the acquisitions. This increase was also partially offset by an approximate $3.4 million increase in working capital primarily due to growth in accounts receivables, inventories and prepaid expenses, due to higher sales, which was only partially offset by a net working capital decrease of approximately $163 in operating liabilities.

As of December 31, 2006, Forest had working capital of approximately $19.1 million.

Investing Activities

Net cash used from investing activities increased approximately $5.4 million from approximately $17.3 million for the year ended December 31, 2005 to approximately $22.7 million for the year ended December 31, 2006. The most significant reasons for the approximate $5.4 million increase in net cash used in investing activities for the year ended December 31, 2006 compared to the year ended December 31, 2005 were primarily attributable to:

•  a net increase in cash used for acquisitions of approximately $6.8 million. For the year ended December 31, 2006, Forest used approximately $19.5 million for acquisitions of businesses compared to approximately $12.7 million for acquisitions of businesses for the year ended December 31, 2005.

•  a net increase in cash used for capital expenditures of approximately $4.2 million. For the year ended December 31, 2006, Forest used approximately $5.6 million for capital expenditures compared to approximately $1.4 million for capital expenditures for the year ended December 31, 2005. Approximately $2.0 million of the capital expenditures in the year ended December 31, 2006 were the result of capital expenditures incurred in the relocation of Ivex manufacturing equipment to different facilities.

•  a net decrease in cash required to be maintained in reserve funds of approximately $5.3 million. For the year ended December 31, 2006, Forest was permitted to release approximately $2.0 million in reserve funds under the debt agreements compared to approximately $3.3 million required to be added to reserve funds per the debt agreements for the year ended December 31, 2005.

Financing Activities

Net cash provided from financing activities and exchange rates and other decreased approximately $6.0 million from approximately $20.1 million for the year ended December 31, 2005 to approximately $14.1 million for the year ended December 31, 2006. The most significant reasons for the approximate $6.0 million decrease in net cash provided by financing activities for the year ended December 31, 2006 compared to the year ended December 31, 2005 were primarily attributable to:

•  a decrease in the issuance of new debt of approximately $20.4 million. For the year ended December 31, 2006, Forest issued approximately $8.0 million in new debt compared to approximately $28.4 million in the year ended December 31, 2005. In September 2005, Forest refinanced a significant portion of its long-term debt.

•  an increase in debt issued through financing leases of approximately $10.8 million. For the year ended December 31, 2006, Forest issued approximately $10.8 million in financing leases compared to $0 in the year ended December 31, 2005. Forest sold two of its buildings at the end of December 2006 and immediately leased the buildings back. The proceeds received from the sale-lease back were approximately $10.8 million. The sale-lease back was accounted for as a financing lease in accordance with GAAP.

•  an increase in the payments on debt, financing leases, and capital leases of approximately $2.8 million. For the year ended December 31, 2006, Forest’s payments on debt, financing leases, and capital leases were approximately $6.5 million compared to approximately $3.7 million in the year ended December 31, 2005. The higher payments are attributable to its September 2005 debt issuance and refinancing.

•  an increase in issuance of member units of approximately $3.3 million. For the year ended December 31, 2006, Forest issued approximately $3.9 million of member units compared to approximately $600 in the year ended December 31, 2005. The larger member unit issuance in the year ended December 31, 2006 was primarily used to pay off long-term debt.

•  a decrease in distributions to its members of approximately $1.3 million. For the year ended December 31, 2006, Forest distributed approximately $2.4 million to its members compared to approximately $3.7 million in the year ended December 31, 2005. Distributions may vary from period to period based upon tax distribution requirements and cash available for distribution at Forest based on management’s projected cash requirements.

•  a decrease in debt issuance costs of approximately $668. For the year ended December 31, 2006, Forest incurred approximately $555 of debt acquisition and deferred charges compared to approximately $1.2 million in the year ended December 31, 2005. The higher amount in the year ended December 31, 2005 compared to that incurred in the year ended December 31, 2006 is attributable to the September 2005 refinancing.

Commitments and Contingencies

Forest’s principal commitments at December 31, 2006 consisted primarily of its commitments to debt and for obligations incurred under financing, capital, and operating leases.

The following table summarizes Forest’s contractual obligations for the repayment of debt and payment of other contractual obligations as of December 31, 2006:

	Payments due by period
	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 Years
	($ in thousands)
Long-term debt	$57,951	$2,684	$9,661	$4,376	$41,230
Financing lease obligations	10,740	366	854	1,024	8,496
Operating lease obligations	6,398	1,837	3,001	1,093	467
Total contractual cash obligations	$75,089	$4,887	$13,516	$6,493	$50,193

There were no significant changes in Forest’s contractual obligations for the repayment of debt and payment of other contractual obligations as of June 30, 2007 compared to December 31, 2006.

Forest has a management services agreement in place with an affiliate, Atlas Holdings, pursuant to which it makes monthly payments of approximately $65. Upon closing of this offering, the management services agreements will be terminated and Forest will enter into a new agreement with our manager. See the sections entitled “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Offsetting Management Services Agreements” and “Certain Relationships and Related Party Transactions” for more information.

Forest believes that, for the foreseeable future, it will have sufficient cash to meet the commitments described above and for current anticipated working capital requirements. Forest’s future liquidity and capital requirements will depend upon numerous factors including prevailing economic, financial, business and other factors, most of which are beyond its control.

Quantitative and Qualitative Disclosures about Market Risk

Forest is exposed to interest rate risk primarily through its debt facilities since some of these instruments bear interest at variable rates. At December 31, 2006, Forest had outstanding borrowings under variable debt agreements that total approximately $2.8 million. A 1.0% increase or decrease in the interest rate results in an approximate $28 change in interest expense and cash flow of Forest. There was no significant change in Forest’s interest rate risk for the period ended June 30, 2007.

Forest is exposed to fluctuations in the natural gas commodity markets since certain of its manufacturing facilities use natural gas. Based on our most recent data through June 30, 2007, a $0.10 (actual dollar) increase or decrease in the cost of a MMBTU of natural gas results in an approximate $120 change in natural gas annual expense and cash flow of Forest.

CanAmPac

Overview

CanAmPac is an integrated manufacturer of recycled paperboard and paperboard packaging. CanAmPac has two operating subsidiaries involved in the manufacture and sale of paper board and paper board packaging. Strathcona Paper LP, which we refer to as Strathcona, manufactures 100% recycled clay-coated box board, a substrate used to make folding cartons for consumer packaging. Boehmer Box LP, which we refer to as Boehmer, produces folding cartons for the food packaging industry. Each subsidiary operates one manufacturing facility located in Ontario, Canada.

Effective May 1, 2006, CanAmPac acquired certain assets and assumed certain liabilities of Strathcona and Boehmer, operating divisions that were wholly-owned by Roman Corporation Limited, which we refer to as Roman. Roman was a publicly-traded Canadian company listed on the Toronto Stock Exchange. On March 31, 2006 through a creditor protection and reorganization proceeding, the court approved the sale by Roman of substantially all of its assets which primarily consisted of its interests in Roman’s Paperboard and Packaging Business, which we refer to as the Roman’s P&P Business, comprising the Strathcona’s manufacturing operation and the Boehmer’s folding carton packaging operation to CanAmPac, a majority-owned subsidiary of Forest. The sale was completed with an effective date of May 1, 2006.

CanAmPac’s operations include paperboard and folding carton manufacturing capabilities, which have varying degrees of operational risks. Because the paperboard operations are based on a single machine involving a continuous manufacturing process, its primary operational risk is unforeseen downtime due to equipment breakdown that could require significant time and cost to repair. Management has mitigated this risk through implementation of various maintenance programs to ensure its equipment operates efficiently and effectively. The folding carton business requires the use of multiple machines and its efficiency requires proper machine scheduling and efficient product changeovers across production runs. Management continuously reviews production schedules to ensure efficient machine use to minimize machine downtime during changeovers between productions runs.

CanAmPac is focused on strategies to increase market share and continually improve operating efficiencies. The business has developed a culture of operational flexibility which allows the business to provide unique service offerings at a highly competitive cost. CanAmPac is an integrated producer of both coated recycled board and folding carton on a scale that allows it to specialize in short-run production and lead times. CanAmPac expects to continue to expand its market share in profitable niches by focusing on underserved markets with service and supply chain value propositions that its competitors cannot provide.

Raw material prices in the United States and Canada are also influenced by export markets such as China. Wastepaper prices increased significantly during the first quarter of 2007 and have moderated slowly through the end of the second quarter of 2007 reflecting the impact of significant demand for wastepaper grades in markets such as China. Coated recycled board prices have continued to improve reflecting the impact of recent consolidation in the industry resulting in a moderate impact in the spread between board pricing and wastepaper cost.

Six Month Period Ended June 30, 2007 Compared to the Six Month Period Ended June 30, 2006

The following table presents the consolidated statement of operations for CanAmPac for the six month periods June 30, 2006 and 2007. CanAmPac’s acquisition of Roman’s P&P Business was effective May 1, 2006. The financial statements for Roman’s P&P Business for the four month period ended April 30, 2006 are presented on a carve out basis from Roman. The financial results for the six month period ended June 30, 2006 have been converted at blended conversion rate of exchange of one Canadian dollar to 0.87 U.S. dollars which approximates the mean exchange rate in effect during this period. The financial results for the six month period ended June 30, 2007 have been converted at an average conversion rate of exchange of one Canadian dollar to 0.88 U.S. dollars which approximates the mean exchange rate in effect during this period. Variances in certain areas of the income statement and statement of cash flows may be directly attributable to these differences in exchange rates. Due to the application of purchase accounting in conjunction with the acquisition effective May 1, 2006, certain accounts are not comparable to prior periods which primarily include deprecation and amortization expense, interest expense, dividends, and capital structure.

	Six month period ended June 30,
	2006	2007
	($ in thousands)
Net sales	$48,641	$47,990
Cost of goods sold	41,863	40,198
Gross profit	6,778	7,792
Operating expenses	5,813	5,522
Income from operations	965	2,270
Interest expense	1,226	2,084
Income (loss) before provision (benefit) for income taxes and minority interest	(261)	186
Minority interest	(13)	31
Provision (benefit) for income taxes	(75)	55
Net income (loss)	($173)	$100

Net Sales

Net sales decreased approximately $651, or 1.3%, from approximately $48.6 million for the six month period ended June 30, 2006 to approximately $48.0 million for the six month period ended June 30, 2007. This decrease was primarily attributable to an approximate 17% decrease in selling price per 1,000 folding cartons for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006, a result of granting pricing concessions on certain key accounts. Partially offsetting the decrease in the selling price of folding cartons were higher average selling prices and shipments of recycled clay-coated boxboard for the 2007 period, primarily attributable to industry-wide selling price increases implemented through the first and second quarter of 2007. Additionally, sales for the six month period ended June 30, 2006 were higher than anticipated as a consequence of Roman’s P&P Business being in creditor protection for the first four months of 2006 and customers appeared to take larger volumes in order to assure continuity of supply.

Cost of Goods Sold

Cost of goods sold decreased approximately $1.7 million, or 4.1%, from approximately $41.9 million for the six month period ended June 30, 2006 to approximately $40.2 million for the six month period ended June 30, 2007. This decrease was primarily attributable to lower depreciation expense of approximately $1.6 million as a result of purchase accounting recorded with the consummation of the acquisition on May 1, 2006.

Operating Expenses

Operating expenses decreased approximately $291, or 5.0%, from approximately $5.8 million for the six month period ended June 30, 2006 to approximately $5.5 million for the six month period ended June 30, 2007. This decrease was primarily attributable to severance costs of approximately $507 incurred in January 2006 as part of a reduction of certain salaried and hourly positions, partially offset by higher administrative expenses in 2007.

Interest Expense

Interest expense increased approximately $858, or 71.5%, from approximately $1.2 million for the six month period ended June 30, 2006 to approximately $2.1 million for the six month period ended March 31, 2007. Prior to CanAmPac’s acquisition of Roman’s P&P Business effective May 1, 2006, all debt of Roman’s P&P Business, with the exception of $7.0 million of subordinated debt, was recorded at its parent and, as a result, lower interest expense was recorded on the books and records of Roman’s P&P Business during the six month period June 30, 2006 compared to the six month period ended June 30, 2007.

Minority Interest

Minority interest increased approximately $44, from approximately $(13) for the six month period ended June 30, 2006 to approximately $31 for the six month period ended June 30, 2007. This was primarily attributable to a partial year of minority interest in CanAmPac, which is not 100% owned by Forest. Prior to the acquisition date effective May 1, 2006, Roman’s P&P Business was 100% owned by Roman, and as a result, no minority interest was recorded.

Provision (Benefit) for Income Taxes

Income taxes increased approximately $130 from a benefit of approximately $75 for the six month period ended June 30, 2006 to a provision of approximately $55 for the six month period ended June 30, 2007. In conjunction with the acquisition effective May 1, 2006, CanAmPac was structured as a flow-through entity for U.S. tax purposes. However, CanAmPac is a corporation subject to income taxes in Canada. The increase in income taxes is reflective of the increase in income before income taxes and minority interest.

Net Income (Loss)

Net income (loss) increased approximately $273 from a net loss of approximately $173 for the six month period ended June 30, 2006 to net income of approximately $100 for the six month period ended June 30, 2007. This increase in net income was primarily attributable to lower depreciation expense in cost of goods sold and the absence of severance expense in 2007, partially offset by the decrease in net sales and higher interest expense and income taxes in 2007.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

The following table presents the consolidated statement of operations for CanAmPac for the years ended December 31, 2005 and 2006. CanAmPac’s acquisition of Roman’s P&P Business was effective May 1, 2006. The financial statements for Roman’s P&P Business for the four month period ended April 30, 2006 and the year ended December 31, 2005 are presented on a carve-out basis from Roman and are included elsewhere within this prospectus. The statement of operations for Roman’s P&P Business for the year ended December 31, 2005 is presented in the table below; however, the balances presented in the table below for 2005 were converted to U.S. dollars for the convenience of the reader at the rate of one Canadian dollar to 0.87 U.S. dollars, which approximates the mean exchange rate in effect during 2006. The carve-out statement of operations presented in the table below for the year ended December 31, 2006 represents the combination of the financial results of Roman’s P&P Business on a carve-out basis for the period January 1, 2006 through April 30, 2006, converted to U.S. dollars at the same 0.87 conversion rate used for the year ended December 31, 2005, and financial results of CanAmPac under the current ownership for the period May 1, 2006 through December 31, 2006, converted to U.S. dollars at a conversion rate of one Canadian dollar to 0.87 U.S. dollars which approximated the mean exchange rate in effect during 2006. The financial results for the period May 1, 2006 through December 31, 2006 for CanAmPac are included in the footnotes to the 2006 audited financial statements for Forest which are included elsewhere within this prospectus. Also, due to the application of purchase accounting in conjunction with the acquisition effective May 1, 2006, certain accounts are not comparable to prior periods which primarily include deprecation and amortization expense, interest expense, dividends, and capital structure.

	Years ended December 31,
	2005	2006
	($ in thousands)
Net sales	$93,895	$94,777
Cost of goods sold	84,207	81,576
Gross profit	9,688	13,201
Operating expenses	11,440	11,996
Income (loss) from operations	(1,752)	1,205
Interest expense	(1,772)	(3,535)
Loss before benefit for income taxes and minority interest	(3,524)	(2,330)
Minority interest	—	501
Benefit for income taxes	1,273	75
Net loss	$(2,251)	$(1,754)

Net Sales

Net sales increased approximately $882, or 0.9%, from approximately $93.9 million for the year ended December 31, 2005 to approximately $94.8 million for the year ended December 31, 2006. This increase was primarily attributable to an approximate 10% increase in shipments of paperboard for the year ended December 31, 2006 compared to the year ended December 31, 2005 partially offset by an approximate 3% reduction in average selling prices per ton of paperboard coupled with both reduced volume and average selling price of approximately 3% for folding carton shipments. Prior to the acquisition that was consummated with an effective date of May 1, 2006, CanAmPac’s predecessor was under pricing pressure attributable to an oversupply and under-absorbed capacity in the recycled boxboard market, resulting in average selling prices decreasing in excess of 9.0% from 2004 to 2006. During the years ended December 31, 2005 and 2006, 300,000 tons of recycled boxboard capacity was eventually permanently shut down in the market resulting in higher production rates and higher selling prices for CanAmPac at the end of 2006 compared to 2005.

Cost of Goods Sold

Cost of goods sold decreased approximately $2.6 million, or 3.1%, from approximately $84.2 million for the year ended December 31, 2005 to approximately $81.6 million for the year ended December 31, 2006. This decrease was primarily attributable to lower depreciation expense of approximately $2.7 million as a result of purchase accounting recorded with the consummation of the acquisition on May 1, 2006. In addition, as a result of a concentrated effort to reduce costs, management was able to reduce labor expense, direct materials, indirect materials and leased equipment expenses for the year ended December 31, 2006 compared to the year ended December 31, 2005; however, these savings were offset by a one time non-cash purchase accounting charge of approximately $1.7 million.

Operating Expenses

Operating expenses increased approximately $556, or 4.9%, from approximately $11.4 million for the year ended December 31, 2005 to approximately $12.0 million for the year ended December 31, 2006. This increase was primarily attributable to severance costs of approximately $507 incurred in January 2006 as part of a reduction of certain salaried and hourly positions.

Interest Expense

Interest expense increased approximately $1.7 million, or 94.4%, from approximately $1.8 for the year ended December 31, 2005 to approximately $3.5 million for the year ended December 31, 2006. Prior to CanAmPac’s acquisition of Roman’s P&P Business effective May 1, 2006, all debt of Roman’s P&P Business, with the exception of $7.0 million of subordinated debt, was recorded at its parent and, as a result, lower interest expense was recorded on the books and records of Roman’s P&P Business.

Minority Interest

Minority interest increased approximately $501, from approximately $0 for the year ended December 31, 2005 to approximately $501 for the year ended December 31, 2006. This was primarily attributable to a partial year of minority interest in CanAmPac which is not 100% owned by Forest. Prior to the acquisition date effective May 1, 2006, Roman’s P&P Business was 100% owned by Roman, and as a result, no minority interest was recorded.

Benefit for Income Taxes

The provision for income taxes decreased approximately $1.2 million, or 92.3%, from a benefit approximating $1.3 million for the year ended December 31, 2005 to a benefit approximating $75 for the year ended December 31, 2006. In conjunction with the acquisition effected May 1, 2006, CanAmPac was structured as a flow-through entity for U.S. tax purposes. However, CanAmPac is a corporation subject to income taxes in Canada. Income taxes for the year ended December 31, 2005 compared to the year ended December 31, 2006 are higher because the tax benefit was fully reserved due to the uncertainty of the recoverability of the net operating loss carry forward.

Net Loss

The net loss decreased approximately $497, or 21.6%, from a net loss of approximately $2.3 million for the year ended December 31, 2005 to approximately $1.8 million for the year ended December 31, 2006. This decrease in net loss was primarily attributable the significant savings in labor, direct materials, indirect materials, and depreciation expense in production expenses; however, this was offset by higher interest expense, $1.7 million non-cash purchase accounting charge, and $507 in severance costs incurred in the year ended December 31, 2006.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

The following table presents the statement of operations for Roman’s P&P Business for the years ended December 31, 2004 and 2005. These statements of operations are presented on a carve-out basis from Roman and are included elsewhere within this prospectus; however, the balances presented in the table below were converted to U.S. dollars at the rate of one Canadian dollar to 0.87 U.S. dollars.

	Years ended December 31,
	2004	2005
	($ in thousands)
Net sales	$97,849	$93,895
Cost of goods sold	81,777	84,207
Gross profit	16,072	9,688
Operating expenses	9,811	11,440
Operating income	6,261	(1,752)
Other expenses:
Interest expense	(1,702)	(1,772)
Loss before (provision) benefit for income taxes	4,559	(3,524)
(Provision) benefit for income taxes	(1,646)	1,273
Net income (loss)	$2,913	$(2,251)

Net Sales

Net sales decreased approximately $3.9 million, or 4.0%, from approximately $97.8 million for the year ended December 31, 2004 to approximately $93.9 million for the year ended December 31, 2005. This decrease was primarily attributable to an approximate 6% decrease in shipments of paperboard and a decrease of approximately 6% in the average selling prices per ton of board for the year ended December 31, 2005 compared to the year ended December 31, 2004. Competitors’ overcapacity plagued the predecessor’s market during the year ended December 31, 2005 adversely impacting both volume and selling prices; beginning in 2005 and through the year ended December 31, 2006, the overcapacity was corrected via competitor plant shut downs. Also, for this same period, both volume and the average selling price of folding cartons decreased approximately 3% and 5%, respectively, primarily due to a change in the mix of business as well as general margin compression that occurred throughout the industry.

Cost of Goods Sold

Cost of goods sold increased approximately $2.4 million, or 2.9%, from approximately $81.8 million for the year ended December 31, 2004 to approximately $84.2 million for the year ended December 31, 2005. This increase was primarily attributable to higher energy costs and depreciation expense of approximately $968 and $919, respectively; however, this was partially offset by a favorable inventory adjustment of $1.7 million, attributable to lower average production costs per unit, for a net increase in cost of goods sold of approximately $187, or 7.8%, of the increase. The remaining increase is primarily attributable to higher warehousing and delivery costs of approximately $798 and $190, respectively, and higher direct labor and indirect labor primarily attributable to manufacturing inefficiencies all of which were incurred as a result of consolidating the folding carton manufacturing and production into one facility in Kitchener, Ontario.

Operating Expenses

Operating expenses increased approximately $1.6 million, or 16.3%, from approximately $9.8 million for the year ended December 31, 2004 to approximately $11.4 million for the year ended December 31, 2005. The two primary drivers of the increase are a loss of sale on equipment and a severance charge comprising approximately $597 and $420, respectively, or 63.6% combined of the $1.6 million increase in operating expenses. The majority of the remaining increase in operating expenses was attributable to additional personnel added to the sales department.

Interest Expense

Interest expense increased approximately $70, or 4.1%, from approximately $1.7 million for the year ended December 31, 2004 to approximately $1.8 million for the year ended December 31, 2005.

(Provision) Benefit for Income Taxes

The provision for income taxes decreased approximately $2.9 million, or 181.3%, from a provision of approximately $1.6 million for the year ended December 31, 2004 to a benefit of approximately $1.3 million for the year ended December 31, 2005. The decrease was primarily attributable to a loss before income taxes for the year ended December 31, 2005.

Net Income (Loss)

Net income decreased approximately $5.2 million from approximately $2.9 million for the year ended December 31, 2004 to a loss of approximately $2.3 million for the year ended December 31, 2005. This decrease was primarily attributable to an increase in labor, outside warehousing, energy, and depreciation, along with the loss recorded on the sale of equipment and severance pay together with the impact of overcapacity in the paperboard market.

Liquidity and Capital Resources

Impact of Proposed Acquisition by the Company on CanAmPac’s Sources and Uses for Cash

Historically, prior to the acquisition by Forest, Roman’s P&P Business financed its operations through cash generated from operating activities and cash transfers from its parent, if required. Subsequent to the acquisition by Forest, CanAmPac financed its operations through cash generated from operating activities and third-party debt. Upon closing of this offering, the company will purchase CanAmPac for, including transaction costs, approximately $59.3 million, debt free. The approximate $27.6 million in CanAmPac’s debt and any associated prepayment penalties will be paid at closing with the proceeds from the purchase price and approximately $37.2 million in new intercompany loans. See the section entitled “The Acquisition of and Loans to Our Initial Businesses” for further discussion of the intercompany loans. We believe the proposed intercompany loans should provide CanAmPac with adequate liquidity and capital resources. CanAmPac’s liquidity and availability of capital resources are impacted by four key components: cash and cash equivalents, operating activities, investing activities and financing activities.

The ability of CanAmPac to satisfy its obligations depends on its future performance, which will be subject to prevailing economic, financial, business and other factors, most of which are beyond its control. To the extent future capital requirements exceed cash flows from operating activities, CanAmPac anticipates that such future requirements will be financed by cash on hand and, to the extent needed, by its intercomany loans, which will be repaid from subsequent reductions in current assets or from subsequent earnings.

CanAmPac believes that its current cash balance, combined with future cash flows from operations and availability under its intercompany credit facility, will be sufficient to meet its anticipated cash needs for operations for the next 12 months. CanAmPac is unaware of any known material trends or uncertainties that may require it to make cash management decisions that will impair its operating capabilities during the next year.

For the Six Month Period Ended June 30, 2007

Cash and Cash Equivalents

Cash and cash equivalents were approximately $0 at December 31, 2006 and June 30, 2007. As further described below, during the six month period ended June 30, 2007, CanAmPac generated approximately $589 of net cash from operating activities, used approximately $736 of net cash from investing activities, and generated approximately $147 of net cash from financing activities and other.

Operating Activities

Net cash provided from operating activities decreased approximately $4.6 million from approximately $5.2 million for the six month period ended June 30, 2006 to approximately $589 for the six month period ended June 30, 2007. The approximate $4.6 million decrease in net cash generated from operations for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006 was primarily attributable to increases in accounts receivable and inventories of approximately $1.9 million and approximately $3.0 million, respectively. This increase is primarily attributable to higher availability of working capital to prepare for seasonal requirements for the summer months.

As of June 30, 2007, CanAmPac had working capital of approximately $15.5 million.

Investing Activities

Net cash used in investing activities increased approximately $305 from approximately $431 for the six month period ended June 30, 2006 to approximately $736 for the six month period ended June 30, 2007, attributed to capital expenditures in both periods.

Financing Activities

Net cash from financing activities and other increased approximately $4.9 million from approximately $4.8 million used in the six month period ended June 30, 2006 to approximately $147 provided for the six month period ended June 30, 2007. The increase in net cash from financing activities for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006 was primarly attributable to approximately $2.0 million of net cash transferred to the predecessor’s parent and approximately $1.7 million of net payments on the credit facility in 2006, combined with approximately $1.3 million in net draws on the credit facility in 2007.

For the Year Ended December 31, 2006

Cash and Cash Equivalents

Cash and cash equivalents were approximately $0 at December 31, 2006 and 2005. As further described below, during the year ended December 31, 2006, CanAmPac generated approximately $8.7 million of net cash from operating activities, generated approximately $3.0 million of net cash from investing activities and used approximately $11.7 million of net cash in financing activities and other.

Operating Activities

Net cash provided from operating activities increased approximately $2.6 million from approximately $6.1 million for the year ended December 31, 2005 to approximately $8.7 million for the year ended December 31, 2006. The most significant reasons for the approximate $2.6 million increase in net cash generated from operations for the year ended December 31, 2006 compared to the year ended December 31, 2005 were non-cash items of an approximate $2.8 million decrease in depreciation expense and a loss on sale of equipment of approximately $754 combined with an increase of approximately $749 in deposits with vendors and a decrease of approximately $4.3 million in accounts payable and accrued liabilities for a combined total of $8.6 million offset by cash generated from a decrease in inventory and accounts receivable of a combined $11.1 million. The decline in inventory and accounts receivable at December 31, 2006 compared to December 31, 2005 was attributable to new management’s efforts to better manage its accounts receivable and inventory levels.

As of December 31, 2006, CanAmPac had working capital of approximately $14.9 million.

Investing Activities

Net cash generated from investing activities increased approximately $10.7 million from a net use of approximately $7.7 million for the year ended December 31, 2005 to approximately $3.0 million generated for the year ended December 31, 2006. The most significant reasons for the approximate $10.7 million increase in net cash generated from investing activities for the year ended December 31, 2006 compared to the year ended December 31, 2005 were primarily attributable to:

•  a net increase in cash generated from the proceeds of a sale of property approximating $3.7 million;

•  a net decrease in cash used for capital expenditures of approximately $7.0 million. For the year ended December 31, 2006, CanAmPac used approximately $837 for capital expenditures compared to approximately $7.8 million for capital expenditures for the year ended December 31, 2005. Approximately $4.5 million of the approximate $7.8 million in capital expenditures in the year ended December 31, 2005 were attributable to capital expenditures incurred as a result of consolidating all of the folding carton manufacturing and production operations into one single facility.

Financing Activities

Net cash used in financing activities and other decreased approximately $13.3 million from approximately $1.6 million provided for the year ended December 31, 2005 to approximately $11.7 million used for the year ended December 31, 2006. The most significant reasons for the approximate $13.3 million decrease in net cash from financing activities for the year ended December 31, 2006 compared to the year ended December 31, 2005 were primarily attributable to an increase of approximately $7.9 million used for long-term debt and credit facility payments and approximately $4.8 million of net cash transferred from the predecessor’s parent to finance the day to day working capital needs of the business.

Commitments and Contingencies

CanAmPac’s principal commitments at December 31, 2006 consisted primarily of its commitments to the debt and for obligations incurred under capital and operating leases.

The following table summarizes CanAmPac’s contractual obligations for the repayment of debt and payment of other contractual obligations as of December 31, 2006:

	Payments due by period
	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 Years
	($ in thousands)
Long-term debt	$21,786	$5,698	$1,513	$14,575	$—
Capital lease obligations	5,815	1,334	2,659	1,822	—
Operating lease obligations	26,274	2,250	3,869	3,553	16,602
Total contractual cash obligations	$53,875	$9,282	$8,041	$19,950	$16,602

There were no significant changes in Canampac’s contractual obligations for the repayment of debt and payment of other contractual obligations as of June 30, 2007 compared to December 31, 2006.

CanAmPac has a management services agreement in place with an affiliate, Atlas Holdings, pursuant to which it makes quarterly payments of approximately $110. Upon closing of this offering, the management services agreements will be terminated and CanAmPac will enter into a new agreement with our manager. See the sections entitled “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Offsetting Management Services Agreements” and “Certain Relationships and Related Party Transactions” for more information.

CanAmPac believes that, for the foreseeable future, it will have sufficient cash to meet the commitments described above and for current anticipated working capital requirements. CanAmPac’s future liquidity and capital requirements will depend upon numerous factors including prevailing economic, financial, business and other factors, most of which are beyond its control.

Quantitative and Qualitative Disclosures about Market Risk

CanAmPac is exposed to interest rate risk primarily through its debt facilities since some of these instruments bear interest at variable rates. At December 31, 2006, CanAmPac had outstanding borrowings under variable debt agreements that total approximately $12.3 million. A 1.0% increase or decrease in the interest rate results in an approximate $123 change in interest expense and cash flow of CanAmPac. There was no significant change in CanAmPac’s interest rate risk for the period ended June 30, 2007.

CanAmPac is exposed to fluctuations in the natural gas commodity markets since its manufacturing facilities use natural gas. Based on our most recent data through July 31, 2007, a $0.10 (actual dollar) increase or decrease in the cost of a gigajoule of natural gas results in an approximate $62 change in natural gas annual expense and cash flow of CanAmPac.

Pangborn

Overview

Pangborn designs, markets, distributes and services shot blast machines, dust collectors and related products primary for metal and metalworking industries in North America and Europe. Pangborn was formed in 1904 and, in management’s opinion, has been a participant in the surface equipment preparation and aftermarket industry. From the design of equipment, to the services and products required to install, maintain and operate blast machines, Pangborn provides a wide array of engineered products and tailored services marketed under the Pangborn name. Pangborn’s North American and European operations are headquartered in Hagerstown, Maryland, with distribution and service centers in Georgetown, South Carolina, Chester, England and Istanbul, Turkey.

Pangborn intends to continue to grow its business Europe building on an historic base of installed surface preparation equipment. Pangborn’s ability to expand its installed base represents a potential business risk for the business in managing its European expansion. However, Pangborn’s management has experience in growing international operations, and intends to manage Pangborn’s European business growth in a prudent and cost-effective manner.

Pangborn has been serving customers in the automotive, building and infrastructure, heavy duty trucking, national defense, construction, petroleum and aerospace industries. Pangborn has over 1,500 customers consisting primarily of foundries and original equipment manufacturers operating in diverse markets. Due to the nature of Pangborn’s customer base, industry performance is driven by general macroeconomic trends—gross domestic product, capital equipment spending and consumer confidence. As the economy grows, manufacturers of capital equipment historically experience improved sales and profitability as a result of greater demand. However, performance tends to slightly lag behind that of the general economy.

Six Month Period Ended June 30, 2007 Compared to the Six Month Period Ended June 30, 2006

The following table presents the unaudited consolidated statement of operations for Pangborn for the six month periods ended June 30, 2006 and 2007. Pangborn was acquired on June 5, 2006. Due to the application of purchase accounting in conjunction with the acquisition on June 5, 2006, certain accounts are not comparable to prior periods, which primarily include depreciation and amortization expense, interest expense, dividends, and capital structure. The operating results for the six month period ended June 30, 2006, are the combination of the operating results of Pangborn for the period January 1, 2006 through June 4, 2006 and the period June 5, 2006 through June 30, 2006, which are referred to as the “Predecessor Stub Period 2006” and the “Successor Stub Period June 2006”, respectively.  The Predecessor Stub Period 2006 is included in the audited financial statements of Pangborn for the year ended December 31, 2006 presented elsewhere within this prospectus.

	Six month periods
	ended June 30,
	2006	2007
	($ in thousands)
Revenues	$13,581	$15,278
Cost of goods sold	7,251	8,351
Gross profit	6,330	6,927
Operating expenses	4,933	5,646
Income from operations	1,397	1,281
Interest expense	248	752
Income before income taxes	1,149	529
Provision for income taxes	464	199
Net income	$685	$330

Revenues

Revenues increased approximately $1.7 million, or 12.5%, from approximately $13.6 million for the six month period ended June 30, 2006 to approximately $15.3 million for the six month period ended June 30, 2007. This increase was primarily attributable to strong sales for equipment, repair parts and rebuilds.  Equipment sales increased approximately $824 for the six month period ended June 30, 2007 compared to the same period in 2006, primarily as a result of increased activity in North America where sales increased approximately $500. Additionally, European equipment revenues increased approximately $324 between the periods due to increased market focus in Europe in 2007 and negligible sales in 2006. Repair parts and rebuild sales increased approximately $300 and $625, respectively, for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006, primarily attributable to higher volume and procedure changes to expedite customer orders resulting in higher 2007 sales.

Cost of Goods Sold

Cost of goods sold increased approximately $1.1 million, or 15.1%, from approximately $7.3 million for the six month period ended June 30, 2006 to approximately $8.4 million for the six month period ended June 30, 2007. The increase in cost of goods sold is generally reflective of the increase in revenues for equipment, repair parts and rebuilds as previously discussed, with slight margin improvements in equipment and rebuilds, and slight margin degradation in repair parts.

Operating Expenses

Operating expenses increased approximately $713, or 14.6%, from approximately $4.9 million for the six month period ended June 30, 2006 to approximately $5.6 million for the six month period ended June 30, 2007. This increase was primarily attributable to severance and recruiting related expenses of approximately $392 and higher administrative costs of approximately $154 to expand the European market infrastructure and sales capacity.  In addition, as a result of the new capital and management structure that occurred with the acquisition on June 5, 2006, Pangborn incurs management fees of $75 per calendar quarter to Atlas Holdings and has higher amortization expense as a result of customer intangibles that were recorded with the June 5, 2006 acquisition transaction.  Both of these items are recorded in operating expenses. This resulted in approximately $126 and approximately $82 in additional management fees and amortization expense, respectively, for the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006, which represents the majority of the remaining increase in operating expenses for this period.

Interest Expense

Interest expense increased approximately $504, or 203.2%, from approximately $248 for the six month period ended June 30, 2006 to approximately $752 for the six month period ended June 30, 2007. This increase was primarily attributable to a change in the capital structure of Pangborn associated with its sale effective June 5, 2006.

Provision for Income Taxes

The provision for income taxes decreased approximately $265, or 57.1%, from approximately $464 for the six month period ended June 30, 2006 to approximately $199 for the six month period ended June 30, 2007. This decrease was primarily attributable to lower income before income taxes as a result of the higher interest expense as previously discussed.

Net Income

Net income decreased approximately $355, or 51.8%, from approximately $685 for the six month period ended June 30, 2006 to approximately $330 for the six month period ended June 30, 2007. This decrease in net income was primarily attributable to severance costs and higher interest expense partially offset by a higher gross profit and lower provision for income taxes.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

The following table presents the consolidated statement of operations for Pangborn for the years ended December 31, 2005 and 2006. Pangborn was acquired on June 5, 2006. Due to the application of purchase accounting in conjunction with the acquisition on June 5, 2006, certain accounts are not comparable to prior periods which primarily include deprecation and amortization expense, interest expense, dividends, and capital structure. The operating results for the year ended December 31, 2006, are the combination of the operating results of Pangborn for the period January 1, 2006 through June 4, 2006 and the period June 5, 2006 through December 31, 2006, which are referred to as the “Predecessor Stub Period 2006” and the “Successor Stub Period 2006”, respectively, in the audited financial statements of Pangborn for the year ended December 31, 2006 included elsewhere within this prospectus. The operating results for the year ended December 31, 2005 presented in the table below agree to the audited financial statements for the year ended December 31, 2005 included elsewhere within this prospectus.

	Years ended December 31,
	2005	2006
	($ in thousands)
Revenues	$25,171	$29,832
Cost of goods sold	13,294	16,583
Gross profit	11,877	13,249
Operating expenses	8,618	10,766
Income from operations	3,259	2,483
Interest expense	308	1,017
Income before income taxes	2,951	1,466
Provision for income taxes	1,215	659
Net income	$1,736	$807

Revenues

Revenues increased approximately $4.6 million, or 18.3%, from approximately $25.2 million for the year ended December 31, 2005 to approximately $29.8 million for the year ended December 31, 2006. This increase was primarily attributable to strong sales in the equipment market. Equipment sales increased approximately $4.0 million and represented 87.0% of the increase for the year ended December 31, 2006 compared to the year ended December 31, 2005. Pangborn’s first service sales contributed an additional approximate $424 to net sales for the year ended December 31, 2006 compared to the year ended December 31, 2005 representing 43.6% growth in first service sales for this period. First service is a relatively new program where Pangborn supervises equipment installations and provides inspections on equipment for the customer. European and repair parts revenues comprise the majority of the remaining increase in revenues for the year ended December 31, 2006 compared to the year ended December 31, 2005. The lower growth in repair parts was adversely impacted by constrained budgets in the Tier I and Tier II automotive suppliers in the first half of 2006.

Cost of Goods Sold

Cost of goods sold increased approximately $3.3 million, or 24.8%, from approximately $13.3 million for the year ended December 31, 2005 to approximately $16.6 million for the year ended December 31, 2006. This increase was primarily attributable to an increase in equipment sales previously discussed, or approximately $2.7 million, or 81.8%, of the approximate $3.3 million increase in cost of goods sold. The majority of the remaining increase in cost of goods sold is reflective of the increase in revenues for first service and repair parts.

Operating Expenses

Operating expenses increased approximately $2.2 million, or 25.6%, from approximately $8.6 million for the year ended December 31, 2005 to approximately $10.8 million for the year ended December 31, 2006. This increase was primarily driven by Pangborn’s focus to expand its marketing efforts to increase sales and profitability, or approximately $829, or 37.7% of the $2.2 million increase in operating expenses. The majority of the remaining increase in operating expenses for this period is attributable to expenses approximating $1.4 million paid by Pangborn to consummate its sale that occurred June 5, 2006.

Interest Expense

Interest expense increased approximately $709, or 230.2%, from approximately $308 for the year ended December 31, 2005 to approximately $1.0 million for the year ended December 31, 2006. This increase was primarily attributable to a change in the capital structure of Pangborn associated with its sale effective June 5, 2006.

Provision for Income Taxes

The provision for income taxes decreased approximately $556, or 46.3%, from approximately $1.2 million for the year ended December 31, 2005 to approximately $659 for the year ended December 31, 2006. This decrease was primarily attributable to lower income before income taxes as a result of the approximate $579 in expenses incurred by Pangborn associated with its sale in June 2006.

Net Income

Net income decreased approximately $929, or 54.6%, from approximately $1.7 million for the year ended December 31, 2005 to approximately $807 for the year ended December 31, 2006. This decrease in net income was primarily attributable to the approximate $579 of expenses incurred by Pangborn associated with its sale in June 2006 partially offset by its strong equipment sales.

Liquidity and Capital Resources

Impact of Proposed Acquisition by the Company of Pangborn’s Sources and Uses of Cash

Historically, Pangborn has financed its operations through cash generated from operating activities and third-party debt. Upon closing of this offering, the company will purchase Pangborn for, including transaction costs, approximately $22.8 million, debt free. The approximate $10.0 million in Pangborn’s debt and any associated prepayment penalties will be paid at closing with the proceeds from the purchase price and approximately $13.8 million in new intercompany loans. See the section entitled “The Acquisition of and Loans to Our Initial Businesses” for further discussion of the intercompany loans. We believe the proposed intercompany loans should provide Pangborn with adequate liquidity and capital resources. Pangborn’s liquidity and availability of capital resources are impacted by four key components: cash and cash equivalents, operating activities, investing activities and financing activities.

The ability of Pangborn to satisfy its obligations depends on its future performance, which will be subject to prevailing economic, financial, business and other factors, most of which are beyond its control. To the extent future capital requirements exceed cash flows from operating activities, Pangborn anticipates that such future requirements will be financed by cash on hand and, to the extent needed, by intercompany loans, which will be repaid from subsequent reductions in current assets or from subsequent earnings.

Pangborn believes that its current cash balances, combined with future cash flows from operations and availability under its intercompany credit facility, will be sufficient to meet its anticipated cash needs for operations for the next 12 months. Pangborn is unaware of any known material trends or uncertainties that may require it to make cash management decisions that will impair its operating capabilities during the next year.

For the Six Month Period ended June 30, 2007

Cash and Cash Equivalents

Cash and cash equivalents decreased approximately $736 from approximately $1.2 million at December 31, 2006 to approximately $501 at June 30, 2007. As further described below, during the six month period ended June 30, 2007, Pangborn used approximately $355 of net cash in operating activities, used approximately $228 of net cash in investing activities and used approximately $153 of net cash in financing activities.

Operating Activities

Net cash provided by operating activities was approximately $678 for the six month period ended June 30, 2006, compared to net cash used in operating activities of approximately $355 for the six month period ended June 30, 2007, for a year-over-year reduction in net cash from operating activities of approximately $1.0 million.  A portion of this decline is attributable to a decrease in net income of approximately $355, from approximately $685 for the six month period ended June 30, 2006 to approximately $330 for the same period in 2007.  In addition, a non-cash change in deferred income taxes contributed approximately $489 to the year-over-year decline, from a provision of cash of approximately $404 in the 2006 period to a use of cash of approximately $85 in the 2007 period.

Net cash used for working capital purposes increased approximately $390 from approximately $790 for the six month period ended June 30, 2006 to approximately $1.2 million for the six month period ended June 30, 2007.  The primary increases in uses of cash from period to period were an approximate $928 increase in accounts receivable principally due to several significant equipment orders shipped in June 2007 for which payment was not received by the end of the period, an approximate $628 increase in inventories as a result of work in-process for orders on hand at the end of the current period, and an increase in prepaid expenses and other assets of approximately $514 primarily related to deferred costs of this offering, partially offset by an approximate $1.8 million increase in accounts payable and accrued liabilities due to the increased business activity.

Partially offsetting these items were increases in non-cash charges for amortization and interest expense of approximately $137 and $88, respectively, for the six month period ended June 30, 2007 as compared to the six month period ended June 30, 2006.  The increase in amortization was primarily due to the amortization of backlog and customer relationship intangibles and deferred financing costs as a result of purchase accounting recorded in conjunction with the June 2006 acquisition transaction, while the increase in non-cash interest expense was attributable to the issuance of additional long-term debt in lieu of cash interest.

As of June 30, 2007, Pangborn had working capital of approximately $1,131.

Investing Activities

Net cash used in investing activities was approximately $12.1 million for the six month period ended June 30, 2006 as compared to approximately $228 for the six month period ended June 30, 2007, a decrease of approximately $11.9 million primarily attributable to the June 2006 acquisition of Pangborn.

Financing Activities

Net cash from financing activities decreased approximately $11.8 million, from approximately $11.6 million provided for the six month period ended June 30, 2006 to approximately $153 used in the six month period ended June 30, 2007. The change in net cash from financing activities was primarily attributable to the issuance of approximately $10.0 million in new debt and approximately $1.7 million of preferred and common units, both as a result of the June 2006 acquisition.

For the Year Ended December 31, 2006

Cash and Cash Equivalents

Cash and cash equivalents increased approximately $1.1 million from approximately $100 for the year ended December 31, 2005 to approximately $1.2 million for the year ended December 31, 2006. As further described below, during the year ended December 31, 2006, Pangborn generated approximately $2.3 million of net cash from operating activities, used approximately $12.3 million of net cash in investing activities and generated approximately $11.0 million of net cash in financing activities.

Operating Activities

Net cash provided from operating activities increased approximately $372 from approximately $1.9 million for the year ended December 31, 2005 to approximately $2.3 million for the year ended December 31, 2006. The most significant reason for the approximate $372 increase in net cash generated from operations for the year ended December 31, 2006 compared to the year ended December 31, 2005 was primarily attributable to an increase in accounts payable and a decrease in working capital in inventory partially offset by an increase in working capital for accounts receivable and a decline in customer advances and other liabilities for a net decline in working capital for these significant fluctuations of approximately $545. Albeit, net income was lower at approximately $807 for the year ended December 31, 2006 compared to $1,736 for the year ended December 31, 2005 or a difference of $929, non-cash charges for depreciation, amortization and amortization of deferred financing costs was $692 higher during the year ended December 31, 2006 compared to the year ended December 31, 2005 which was primarily attributable to amortization of backlog and customer relationship intangibles as a result of purchase accounting recorded in conjunction with the June 2006 acquisition transaction.

As of December 31, 2006, Pangborn had working capital of approximately $777.

Investing Activities

Net cash used in investing activities increased approximately $12.1 million from approximately $192 for the year ended December 31, 2005 to approximately $12.3 million for the year ended December 31, 2006. The most significant reasons for the approximate $12.1 million increase in net cash used in investing activities for the year ended December 31, 2006 compared to the year ended December 31, 2005 was primarily attributable to the June 2006 acquisition.

Financing Activities

Net cash from financing activities increased approximately $12.7 million from approximately $1.7 million used for the year ended December 31, 2005 to approximately $11.0 million provided for the year ended December 31, 2006. The most significant reasons for the approximate $12.7 million increase in net cash provided by financing activities for the year ended December 31, 2006 compared to the year ended December 31, 2005 was primarily attributable to the new debt obtained and the cash contributions for the issuance of preferred and common units as a result of the June 2006 acquisition.

Commitments and Contingencies

Pangborn’s principal commitments at December 31, 2006 consisted primarily of its commitments to debt and for obligations incurred under operating leases.

The following table summarizes Pangborn’s contractual obligations for the repayment of debt and payment of other contractual obligations as of December 31, 2006:

	Payments due by period
		Less than			More than
	Total	1 year	2-3 Years	4-5 Years	5 Years
	($in thousands)
Long-term debt	$10,018	$167	$2,250	$—	$7,601
Operating lease obligations	173	143	30	—	—
Total contractual cash obligations	$10,191	$310	$2,280	$—	$7,601

There were no significant changes in Pangborn’s contractual obligations for the repayment of debt and payment of other contractual obligations as of June 30, 2007 compared to December 31, 2006.

Pangborn has a management services agreement in place with an affiliate, Atlas Holdings, pursuant to which it makes monthly payments of approximately $25. Upon closing of this offering, the management services agreements will be terminated and Pangborn will enter into a new agreement with our manager. See the sections entitled “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Offsetting Management Services Agreements” and “Certain Relationships and Related Party Transactions” for more information.

Pangborn believes that, for the foreseeable future, it will have sufficient cash to meet the commitments described above and for current anticipated working capital requirements. Pangborn’s future liquidity and capital requirements will depend upon numerous factors including prevailing economic, financial, business and other factors, most of which are beyond its control.

Quantitative and Qualitative Disclosures about Market Risk

Pangborn is exposed to interest rate risk primarily through its debt facilities as one of these instruments bears interest at a variable rate, the revolving line of credit. At December 31, 2006 and June 30, 2007, Pangborn had outstanding borrowings under the revolving credit agreement of approximately $0.

BUSINESS

Overview

We have been formed to acquire and manage a group of small to middle market businesses. Through our structure, we offer investors an opportunity to participate in the ownership and growth of a portfolio of businesses that traditionally have been owned and managed by private equity firms, private individuals or families, financial institutions or large conglomerates. The acquisitions of our initial businesses will provide our investors with an opportunity to participate in the ongoing cash flows of a diversified portfolio of businesses through the receipt of regular quarterly distributions. Further, we believe that our management and acquisition strategies will allow us to achieve our goals of growing distributions to our shareholders and increasing stockholder value over time.

We will seek to acquire controlling interests in small to middle market businesses that operate primarily in commercial and industrial sectors in which our management team has historically invested and operated businesses, or in which our management team will develop expertise or experience. In addition, we expect to focus on complex acquisitions in which we believe the value of the underlying business is masked, depressed or not otherwise apparent to other potential buyers due to legal, financial or operational issues. We will also seek to acquire under-managed or under-performing businesses that we believe can be improved under the guidance of our management team and the management teams of the businesses that we own. We expect to improve our businesses over the long term through organic growth opportunities, add-on acquisitions and operational improvements.

Approximately $253.4 million, comprised of cash and non-voting preferred stock of our acquisition subsidiaries, will be used to acquire the equity interests in, and provide debt financing to our initial businesses:

•       Metal, a manufacturer of highly customized, precision-tolerance cold drawn seamless pressure and mechanical steel tubes for the power generation, oil and natural gas extraction and non-automotive industrial markets;

•       Forest, a diversified specialty paper and packaging company serving primarily industrial markets;

•       CanAmPac, a manufacturer of paperboard and paperboard packaging used for the packaging of food, beverage and other consumer goods; and

•       Pangborn, a designer and marketer of surface preparation equipment and related aftermarket parts and services used in metal manufacturing processes within a diverse range of industries.

Importantly, we believe that over the long term our initial businesses alone will produce sufficient positive cash flows to enable us to make regular quarterly distributions to our shareholders, regardless of future acquisitions or operational improvements.

Our Manager

The company will engage our manager to manage the day-to-day operations and affairs of the company, oversee the management and operations of our businesses and perform certain other services on our behalf, subject to the oversight of our board of directors. We believe our manager’s expertise and experience will be a critical factor in executing our strategy to meet the goals of growing distributions to our shareholders and increasing shareholder value. In conjunction with the closing of this offering, all of the employees of Atlas Holdings will become employees of our manager. Andrew M. Bursky, our Chief Executive Officer, and Timothy J. Fazio, our President, are the managing members of our manager and, as a result, our manager is and will be an affiliate of the other entities controlled by Messrs. Bursky and Fazio, including Atlas Holdings.

Initially, our manager will employ eight experienced professionals. These professionals, together with Henry C. Newell, our Chief Financial Officer and Secretary, are referred to collectively as our management team. The senior members of our management team are Andrew M. Bursky, Timothy J. Fazio, David I. J. Wang, Henry C. Newell, Daniel E. Cromie, Edward J. Fletcher and Philip E. Schuch. A majority of the senior members of our management team have worked together for over seven years, and some of these members have worked together for over 14 years. The senior members of our management team, through AT Management, have agreed to purchase approximately $           million of common shares in a separate private placement transaction to close in conjunction with this offering at a per share price equal to the initial public offering price.

Since 2002, the senior members of our management team have developed and grown five sector specific platform businesses, through the consummation of over eleven acquisitions. The revenue of the platform businesses grown and developed by our management team grew, due to a combination of acquisitions, organic growth and operational improvements, from approximately $45.4 million for the year ended December 31, 2002 to approximately $588.7 million for the year ended December 31, 2006. During the six months ended June 30, 2007, our management team completed another acquisition of a business with revenues of approximately $250.2 million for the year ended December 31, 2006. Collectively, our management team has over 100 years of combined experience in acquiring and managing small and middle market businesses and has managed or otherwise participated in the acquisition of over 100 businesses during that time.

See the section entitled “Our Manager” for more information about our manager, our management team, our relationship with our manager, the contractual agreements into which we have entered into with our manager, including payment obligations relating thereto, and the secondment of employees by our manager.

Market Opportunity

We will seek to acquire and manage small to middle market businesses in commercial and industrial sectors. We define small to middle market businesses as those businesses with purchase prices ranging from $20 million to $100 million. We believe that the merger and acquisition market for small to middle market businesses is highly fragmented and provides opportunities to purchase businesses at attractive prices relative to larger market transactions. For example, according to Mergerstat, during the twelve month period ended June 30, 2007, businesses that sold for less than $100 million were sold for a median of approximately 8.0x the trailing twelve months of earnings before interest, taxes, depreciation and amortization as compared to a median of approximately 9.9x for businesses that sold between $100 million and $300 million and 12.3x for businesses that sold for over $300 million. In addition, we believe that the merger and acquisition market for small to middle market businesses facing legal, financial or operational issues provides opportunities to purchase businesses at even more attractive prices because:

•       there are fewer potential acquirers for these businesses because of inability or unwillingness to assess and manage the perceived risks associated with complex legal, financial or operational issues;

•       third-party financing is generally less available for these acquisitions because of risk management concerns; and

•       sales of these businesses often bypass the auction process and may be offered to only small numbers of buyers in abbreviated sale processes.

We believe that our management team’s strong relationship with business brokers, investment and commercial bankers, accountants, attorneys and other potential sources of acquisition opportunities offers us substantial opportunities to purchase small to middle market businesses. In addition, we believe that the established industry relationships and experience of our management team and our manager’s operating partners augment the number and quality of acquisition opportunities. Through its relationships and by virtue of its reputation, our management team has identified and negotiated eleven successful acquisitions outside of competitive auction-sale processes since 2002.

We also believe that significant opportunities exist to augment the management teams and improve the performance of businesses upon acquisition. In particular, our management team will work with acquired businesses to resolve specific legal, financial or operational obstacles facing such businesses, thereby allowing the management teams of such businesses to devote more time and attention to the core operations of their businesses, including customer interaction and business development. Our management team has frequently found that the financial reporting and management information systems of struggling businesses may be improved upon acquisition, which can lead to substantial cost-savings and improvement in cash flow. Finally, because many of these businesses may be too small to have dedicated corporate development efforts, we believe opportunities exist to support and supplement the resources of these businesses as they pursue organic or external growth strategies that may have been overlooked by previous owners.

Our Strategy

Our goals are to grow distributions to our shareholders and to increase shareholder value over the long term. We intend to achieve these goals by focusing on increasing the cash flows of our businesses as well as seeking to acquire and manage other small to middle market businesses. We believe we can increase the cash flows of our businesses by applying our intellectual capital to continually improve and grow our businesses.

Management Strategy

Our management strategy is to operate our businesses in a manner that leverages our intellectual capital. In executing our management strategy, our manager intends to work with operating partners, who are seasoned managers of operating companies in business sectors in which we have focused or intend to focus in the future. Our manager’s operating partners provide our manager and our businesses with additional intellectual capital, independent technical assistance and advice with respect to acquiring and operating businesses on a level that is not achievable without expending significant time and expense. Our relationship with our manager’s operating partners will provide our management team with insight that is typically only available to strategic insiders. See the section entitled “Our Manager—Operating Partners” for more information about the operating partners.

Specifically, we believe that our management strategy of applying our intellectual capital to our businesses provides us with certain advantages, including the ability to:

•       identify, analyze and pursue prudent organic growth strategies, including selective capital investments to increase capacity or reduce operating costs;

•       identify attractive external growth and acquisition opportunities;

•       identify and execute operational improvements and integration opportunities that will lead to lower operating costs and operational optimization;

•       instill financial discipline by monitoring financial and operational performance from an operator’s perspective;

•       implement structured incentive compensation programs, including management equity ownership, tailored to each of our businesses to attract and retain talented personnel; and

•       provide the management teams of our businesses the opportunity to leverage our experience and expertise to develop and implement business and operational strategies.

We also believe that our long-term perspective provides us with certain additional advantages, including the ability to:

•       recruit and develop talented management teams for our businesses that are familiar with the industries in which our businesses operate and will generally seek to manage and operate our businesses with a long-term focus, rather than a short-term investment objective;

•       focus on developing and implementing business and operational strategies to build and sustain shareholder value over the long term;

•       create sector-specific platform businesses enabling us to take advantage of vertical and horizontal acquisition opportunities within a given sector;

•       achieve exposure in certain industries in order to create opportunities for future acquisitions; and

•       develop and maintain long-term collaborative relationships with customers and suppliers.

We will also seek to quickly and efficiently integrate complementary businesses. We believe that acquisitions of complementary businesses will improve our overall financial and operational performance by allowing us to:

•       leverage manufacturing and distribution operations, as well as supplier relationships;

•       leverage branding and marketing programs, as well as customer relationships;

•       consolidate and improve the management of certain overhead functions;

•       add management expertise to the management teams of our businesses;

•       increase market share and penetrate new markets by improving and expanding existing or new sales and marketing programs; and

•       realize cost savings by sharing the corporate overhead expenses of our businesses across a larger number of businesses and by implementing and coordinating improved management practices.

We believe that our management team has demonstrated the successful execution of this management strategy over its years of working together and working with its operating partners.

We will incur debt financing primarily at the company level, which we will use, in combination with our equity capital, to provide debt financing to each of our businesses or to acquire additional businesses. We believe this financing structure will be beneficial to the financial and operational activities of each of our businesses by aligning our interests as both an equity holder of, and a lender to, our businesses in a fashion that we believe is more efficient than if our businesses borrowed from third-party lenders.

Acquisition Strategy

Our acquisition strategy is to identify attractive horizontal and vertical small and middle market acquisition opportunities with purchase prices of between $20 million and $100 million in the industry sectors in which we own businesses or in which we have or will develop intellectual capital. In particular, we intend to pursue complex transactions where, we believe, the value of the underlying business is masked, depressed or not otherwise apparent to other potential buyers due to legal, financial or operational issues. In addition, we intend to pursue acquisitions of under-managed or under-performing businesses that, we believe, can be improved pursuant to our management strategy. We believe that our intellectual capital offers us an advantage in identifying opportunities and acquiring target businesses at attractive prices and on favorable terms.

We believe that the merger and acquisition market for small to middle market businesses is highly fragmented and provides opportunities to purchase businesses at attractive prices relative to larger market transactions. In addition, we believe that the merger and acquisition market for small to middle market businesses facing legal, financial or operational issues provides opportunities to purchase businesses at even more attractive prices. Furthermore, we believe the experience of our management team, together with our manager’s operating partners, provides us with competitive advantages that enable us to:

•       identify acquisition opportunities through their respective professional and industrial networks;

•       perform due diligence with respect to target businesses, or the industries in which such businesses operate, in an effective and efficient fashion;

•       identify and assess value and risk that may be masked, depressed or that is otherwise not apparent to other potential buyers due to legal, financial or operational issues;

•       analyze and negotiate acquisition agreements and transactions, even in circumstances where a target business has experienced or is experiencing challenging legal, financial and operational issues;

•       creatively and flexibly structure non-traditional and complex transactions that are tailored to fit our specific acquisition objectives or the objectives of the seller of a target business;

•       mitigate risk relating to legal, financial or operational issues during the acquisition process; and

•       improve the businesses that we acquire through active management of such businesses.

And while there are many sources of capital that pursue and compete for such acquisition opportunities, we believe that our success in realizing attractive acquisition opportunities, as well as our success in achieving our goals of generating distributions and increasing value for our shareholders, will be predicated on the following guiding principles:

•       investing primarily in business sectors and industries in which we have, or will develop, operating experience and expertise;

•       seeking opportunities in sectors and industries where entrepreneurial businesses with capable management teams, acting under the guidance and support of our management team and our manager’s operating partners, can achieve attractive financial results;

•       acquiring under-managed and under-performing businesses where implementation and application of our management strategy can improve financial and operational performance;

•       pursuing complex transactions where value is masked, depressed or not otherwise apparent to other potential buyers due to legal, financial or operational issues; and

•       acquiring and integrating businesses that are complementary to our businesses or the products that our businesses produce and sell.

In order to implement our acquisition strategy in accordance with the principles described above, we expect that our management team will:

•       seek out and engage, prior to identifying target businesses or in connection with an acquisition, operating partners with experience and expertise in the industry or business sector in which the target business operates;

•       perform rigorous due diligence reviews, engaging third-parties when deemed necessary;

•       critically evaluate the management team of the target business;

•       identify and assess the financial and operational strengths and weaknesses of the target business;

•       analyze comparable businesses to assess financial and operational performance relative to industry benchmarks or standards;

•       actively research and evaluate information on the relevant industry in conjunction with our manager’s operating partners; and

•       thoroughly negotiate appropriate terms and conditions of any acquisition to manage risk and maximize value.

We expect the process of acquiring new businesses to be time-consuming and complex. Our management team has historically taken from 3 to 18 months to perform due diligence on, negotiate and close acquisitions. We intend to raise capital for additional acquisitions primarily through debt financing at the company level such as our proposed third-party credit facility, additional equity offerings, the sale of all or a part of our businesses or by undertaking a combination of the above.

In addition to acquiring businesses, we expect to sell businesses that we own if and when attractive opportunities arise. Our decision to sell a business will be based on our belief that the return on the investment to our shareholders would be more favorable than the returns that may be realized through continued ownership of the business. Such decisions will be consistent with the disposition criteria to be established from time to time by our board of directors. Upon the sale of a business, we may use the proceeds to retire debt or retain proceeds for future acquisitions or general corporate purposes. Generally, we do not expect to make special distributions at the time of a sale of one of our businesses; instead, we expect to gradually increase distributions to our common shareholders over time.

Implementing our Strategies

We believe our management team has successfully implemented our strategies during its years of working together.

Experience with our Acquisition Strategy

Since 1999, members of our management team have participated in numerous complex transactions.  A number of these transactions involved companies whose values, in our management team’s opinion, were masked or depressed due to various adverse factors, including legal, financial or operational issues. And because such transactions often required our management team to address these issues, our management team has developed extensive experience in structuring creative and novel transactions to address such issues so as to minimize risk and liability.  For example, since 2002, our management team has been engaged in a number of complex transactions including:

•       purchasing assets from a bankrupt estate or in connection with a bankruptcy sale;

•       engaging in multiple acquisitions requiring the negotiation of labor concessions and new union contracts;

•       acquiring an underperforming entity facing operational issues from a large corporate parent;

•       acquiring an entity pursuant to an “out-of-court” restructuring;

•       acquiring an entity with perceived mass tort litigation risk;

•       acquiring an entity pursuant to a cross-border, corporate spin-off; and

•       acquiring an entity with significant environmental issues that were mitigated at closing.

Examples of the types of transactions listed above involving our initial businesses include:

•     In 2002, members of our management team acquired, through Metal, the idled assets of Michigan Seamless Tube, or MST, as part of a bankruptcy proceeding. In addition to negotiating complex bankruptcy issues, our management team negotiated new union contracts and environmental agreements with the State of Michigan to address certain legal, financial and operational issues present at MST.

•       In 2005 and 2006, members of our management team acquired, indirectly through Forest, the Protective Packaging division of Ivex Packaging Corporation, a wholly-owned subsidiary of Alcoa, Inc., and of certain assets, including the customer base, of Weyerhaeuser Company’s Valley View, Ohio facility, respectively. Members of our management team then managed and supervised the integration of the acquired assets into the operations of Forest.

•       In 2006, members of our management team acquired, through CanAmPac, certain assets and liabilities of the operating divisions of Roman pursuant to a bankruptcy court approved sale.  As part of this acquisition, members of our management team were able to remove the financial challenges imposed on these operating divisions by Roman’s bankruptcy resulting in greater financial flexibility for its operations.

•  In 2006, members of our management team acquired, through Pangborn, all the stock of Pangborn Corporation from Kulen Capital. In connection with this acquisition, members of our management team compartmentalized potential liability in certain products liability cases relating to silicosis.

Experience with our Management Strategy

We believe our management team has historically demonstrated that significant opportunities exist to improve the financial and operational performance of acquired businesses through leveraging the expertise and experience of our management team and working with operating partners. For example:

•       In 2002, our management team, in conjunction with operating partners, purchased Metal, which had been idle for several months. Under our management team’s guidance, the mill was restarted, the workforce was rehired and relationships with customers were reestablished, resulting in a substantial increase in revenues from 2002 to 2006.

•       In 2003, our management team, in conjunction with operating partners, purchased a specialty plywood mill and significantly increased production volume from 2003 to 2005.

•       Since 1999, within Forest, our management team, in conjunction with operating partners, has significantly increased the production capacity of Hartford City Paper by implementing a number of cost-effective improvements in operational efficiency. Additionally, our management team, in conjunction with operating partners, has, through the identification, execution and integration of strategic acquisitions, increased Forest’s product offering, expanded its markets and realized benefits of partially integrating its mill operations with its converting operations.

•       In 2006 and 2007, our management team, in conjunction with operating partners, implemented aggressive sales and marketing efforts at both CanAmPac and Pangborn and attracted talented, executive-level personnel through active recruiting processes and structured equity incentive compensation programs.

•       In 2007, our management team, in conjunction with operating partners, purchased a specialty paper mill and through strategic negotiations with a nature conservancy was able to negotiate a sale of 161,000 acres of its timberlands to the nature conservancy (i) while maintaining rights to continue to source timber from these timberlands for the mill for the next 20 years, (ii) reducing debt at the paper mill, and (iii) supporting our “green” environment.

Valuation and Due Diligence

When evaluating a target business for acquisition, we will perform a rigorous due diligence and financial evaluation process. In doing so, we will seek to evaluate, in consultation with our manager’s operating partners, the operations of the target business as well as the status of, and the outlook for the industry in which the target business operates. While valuation of a business is, by definition, a subjective process, we will determine valuations under some or all of a variety of analyses, which may include:

•       discounted cash flow analyses;

•       evaluation of trading values of comparable public companies;

•       expected value matrices;

•       assessment of competitor, supplier and customer environments;

•       examination of recent transactions; and

•       evaluation of “break-up value” or “liquidation value”.

One outcome of this process is an effort to project the expected cash flows from the target businesses as accurately as possible. A further outcome is an understanding of the types and levels of risk associated with those projections. While future performance and projections are always uncertain, we believe that with a detailed due diligence review, future cash flows may be better estimated and the prospects for operating the business in the future better evaluated. To assist us in identifying and assessing material risks and validating key assumptions in our financial and operational analysis, we intend to engage third-party legal, tax, regulatory, accounting, insurance and environmental experts, as needed, to review key risk areas.

A further critical component of the evaluation of target businesses will be the assessment of the capability of the existing management teams, including recent performance, expertise, experience, culture and incentive structures. Where necessary, and consistent with our management strategy, we will actively seek to augment, supplement or replace existing members of management who we believe are not likely to execute the business plan for the target business. Similarly, we will analyze and evaluate the financial and operational information systems of target businesses and, where necessary, we will actively seek to enhance and improve existing systems that are determined not to support our business plan for the target business.

Financing

At the closing of this offering, we expect our capital to consist of our proposed third-party credit facility of approximately $150.0 million (of which approximately $40.2 million is expected to be drawn in conjunction with this offering). We will finance future acquisitions primarily through additional equity and debt financings. We believe that having the ability to finance most, if not all, acquisitions with the general capital resources raised by our company, rather than financing related to the acquisition of individual businesses, will provide us with an advantage in acquiring attractive businesses by minimizing delay and closing conditions that are often related to acquisition-specific financings. In this respect, we believe that at some point in the future, we may need to pursue additional debt or equity financings, or offer equity in the company or in target businesses to the sellers of such target businesses, in order to fund acquisitions.

We intend to leverage our individual businesses primarily with debt financing provided by the company. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information regarding such financing and the collateralization thereof. In addition to using our proposed third-party credit facility to fund future acquisitions, we may use the proposed third-party credit facility to fund other corporate cash needs, including distributions to our shareholders.

Corporate Structure

The company is a Delaware limited liability company formed on December 26, 2006. Your rights as a holder of common shares, and the fiduciary duties of our directors and executive officers, and any limitations relating thereto, are set forth in the documents governing the company, and may differ from those applying to a Delaware corporation. However, the documents governing the company specify that the duties of its directors and officers will be generally consistent with the duties of directors and officers of a Delaware corporation. In addition, investors in this offering will be shareholders in the company, which is a limited liability company, and, as such, will be subject to tax under partnership income tax provisions.

We are selling                            common shares in connection with this offering and                     additional common shares in the separate private placement transactions. The company will have two classes of limited liability company interests following this offering—the common shares, which are being offered in this offering, and the allocation shares, all of which have been and will continue to be held by our manager. See the section entitled “Description of Shares” for more information about the common shares and allocation shares.

Our board of directors will oversee the management of the company and our businesses and the performance by our manager. Initially, our board of directors will be comprised of eight directors, all of whom will be appointed by our manager, as holder of the allocation shares, and at least five of whom will be the company’s independent directors. Following this initial appointment, six of the directors will be elected by our shareholders.

As holder of the allocation shares, our manager will have the continuing right to appoint two directors to our board of directors, subject to adjustment. Appointed directors will not be required to stand for election by our shareholders. See the section entitled “Description of Shares—Voting and Consent Rights—Appointed Directors” for more information about our manager’s right to appoint a director.

OUR INITIAL BUSINESSES

We will enter into purchase agreements with the members of the selling groups, including AH Group, to acquire all of the equity interests in our initial businesses in conjunction with the closing of this offering. The acquisitions will be subject to certain closing conditions. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for further information about the acquisitions of our initial businesses. The management teams and the boards of managers of our initial businesses will continue to operate their respective businesses on a day-to-day basis following our acquisition. We discuss each of our initial businesses below.

See the sections entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information regarding each of our initial businesses’ results of operations and financial condition.

Metal

Overview

Metal, headquartered in South Lyon, Michigan, is a manufacturer of highly customized, precision-tolerance cold drawn seamless pressure and mechanical steel tubes that it manufactures in its approximately 319,000 square foot facility also located in South Lyon. Metal has a customer service oriented focus and its flexible manufacturing operation allows it to provide products to its local, regional and national customers with short lead times. Metal’s tubes are highly engineered to perform in industrial settings that demand tight dimensional tolerances and an ability to withstand extreme pressure, temperature and mechanical stress. Primary applications of Metal’s tubes include power boiler operations, oil and natural gas extraction and load bearing or rotating components of agricultural and industrial equipment.

History of Metal

MST was founded in 1927 as a manufacturer of refrigeration tubing. In 1929, MST constructed a piercing mill to manufacture cold drawn seamless tubes from solid steel bar stock.

In 1956, the owners of MST expanded operations into Houston, Texas through a sister company, Gulf States Tube Corporation, or Gulf States, that primarily targeted the oil and gas industry. During the 1970s, leveraging the success of both companies, the owners again expanded by building a “mini-mill” steel plant designed to produce alloy and carbon steel bar stock, which was operated by another sister company. The strong financial performance of the three companies enabled the combined entity to go public in 1965, which was subsequently renamed the Quanex Corporation, or “Quanex”, in the 1970s.

In 1997, Citicorp Venture Capital, or CVC, purchased MST and Gulf States from Quanex and renamed the combined entity Vision Metals, Inc., or Vision. Thereafter, CVC implemented a substantial capital expenditure program at Vision, which created a debt structure that Vision could not sustain. As a result Vision filed for bankruptcy in 2000. Under a strained bankruptcy proceeding, Vision was forced to liquidate all working capital and, in turn, MST was forced to cease virtually all operations.

In October 2002, Metal acquired the idle assets of MST as part of Vision’s bankruptcy proceeding. Following an initial working capital infusion by Metal, MST recommenced operations.

Products

Metal manufactures highly customized, precision-tolerance cold drawn seamless pressure and mechanical steel tubes used primarily in niche applications in the power generation, oil and natural gas extraction and non-automotive industrial markets. Metal manufactures its tubes in a wide range of alloy and carbon grades and lengths. Metal also manufactures its tubes in a variety of round and irregular shapes such as ovals, squares and hexagons. Round tubes may be “rifled” inside which creates a more efficient tube for certain applications. Metal’s tubes are generally smaller-diameter non-commodity tubes. Among the notable customers for Metal are Babcock and Wilcox Company, Earle M Jorgensen Co., Alstom Power Inc., Marmon/Keystone Corp. Tube Supply Inc., Energy Alloys LLC, Castle Metals and Chicago Tube and Iron Co., collectively representing approximately 50.1% of Metal’s total gross revenues for the year ended December 31, 2006.

Metal’s technical sales engineers, applications engineers, metallurgists and manufacturing experts work closely with each customer to determine the appropriate design, material, size, shape and tolerance requirements for that customer’s intended application. All tubes are custom manufactured to exact customer specifications and undergo a battery of tests in order to ensure that the tubes comply with the quality and technical requirements of a given customer.

Metal manufactures the following seamless pressure and mechanical tubes:

Seamless Pressure Tubes—Seamless pressure tubes are used extensively in high temperature, highly corrosive sections of power generating facilities and are critical components in boiler, condenser and heat exchange applications. Seamless pressure tubes used in the power generation process typically have an operating life of approximately three to ten years depending on the grade of metal used in manufacturing the tube, the location of the tube within the boiler and the type of boiler.

•  Alloy Pressure Tubes—Cold drawn seamless alloy pressure tubes are manufactured by Metal for the power generation market for use in coal fired and natural gas fired steam generating boilers as well as condensers and heat exchanges in petrochemical plants. In particular, such tubes are used near the most caustic sections of a boiler such as the fire box where the coal is burned.

•  Carbon Pressure Tubes—Cold drawn seamless carbon pressure tubes are manufactured by Metal for use in less demanding applications within the power generation market. These tubes are typically used in sections of a boiler that are further away from the fire box and, therefore, are not required to be as resistant to heat and corrosion as alloy pressure tubes.

Seamless Mechanical Tubes—Seamless mechanical tubes are used primarily in niche applications in the oil and natural gas extraction and non-automotive industrial markets, which include the aerospace, agricultural, construction, heavy equipment manufacturing, mining, petrochemical and transportation markets. Such tubes are critical components in a wide range of stress applications such as oil pumps, perforator guns, transmissions, gears and spacers in agricultural and industrial equipment and heavy duty trucks.

•  Alloy Mechanical Tubes—Cold drawn seamless alloy mechanical tubes are manufactured by Metal for use in high stress, niche applications in the oil and natural gas extraction sector such as in component systems for deep down-hole oil extraction equipment, including sucker rod couplings on oil pumps, coupling components for high pressure fluid flow and components for perforator guns. Such tubes are heat treated to increase their structural strength and durability to meet the requirements of Metal’s oil and gas exploration and development customers.

•  Carbon Mechanical Tubes—Cold drawn seamless carbon mechanical tubes are manufactured by Metal for use in general applications within a broad range of markets, including the construction, agriculture, transportation and machine parts markets. Carbon mechanical seamless tubes are used in a variety of applications such as bridge supports in construction or further processed in manufacturing applications; for example, in certain manufacturing applications the tubes are cut to short lengths and used in gear applications.

The following chart represents Metal’s gross revenues by product category:

Industry

Metal participates in the global steel tube industry, which encompasses a wide range of end markets and applications. The domestic steel tube industry is generally divided into two segments: welded and seamless, which represented 78% and 22%, respectively, of the domestic tube production in 2006 according to Mega Associates. In the domestic seamless tube segment, Metal generally participates in the power generation, energy and oil tubing, and non-automotive industrial markets.

The seamless tube segment of the global steel tube industry experienced significant growth between 2002 and 2006 primarily due to the performance of the power generation and oil and natural gas extraction markets, which represented approximately 80% of the seamless tube segment in 2006. Growth in the remaining 20% of the seamless tube segment was highly correlated to growth in industrial production globally. Demand for Metal’s products is driven by the market trends in the end-markets in which seamless tubes are utilized, which includes the power generation, oil and natural gas extraction, oil tubing and non-automotive industrial markets. The performance of the power generation, oil and natural gas extraction and oil tubing markets are leading drivers of growth in Metal’s business as such markets collectively represented approximately 69% of its business for the year ended December 31, 2006.

•  Power Generation Market—Investment in infrastructure in this market is driven largely on electricity usage and demand, which are projected to maintain a steady rate of growth due to the increase in the domestic population and new construction. Seamless tubes are used in power plants, boilers, reactors and other electricity generation facilities. Seamless tubes are used primarily due to their ability to withstand high temperature, pressure and the corrosive environments present in power generating facilities. This caustic environment may cause a tube to deform and/or function improperly. Accordingly, tube manufacturers and end users place a high degree of importance on the strict mechanical properties of seamless tubes to ensure the product’s performance is not affected.

Seamless tubes are purchased by original equipment manufacturers for the construction of new coal fired and natural gas fired boilers. Seamless tubes are also sold as an aftermarket product to replace worn tubes in existing installed generators. Aftermarket seamless tubes are an important segment of the power generation end-market because tubes are continually replaced on a three to ten year basis. In the aftermarket segment of the market, seamless tube manufacturers that meet demanding product requirements in an expedited timeframe garner a major competitive advantage since tubes are often required on an emergency or expedited basis to minimize generator downturns.

•  Oil and Natural Gas Extraction Tubing Market—In recent years, due to high oil and gas prices, spending on exploration, extraction and production activities has increased, which in turn has driven the increased demand for seamless tube products. Seamless tubes are used in down-hole extraction equipment, line pipe, drill pipe and casings. Line pipe, drill pipe, and casings are used in the exploration and production of oil and natural gas in deep wells and are often welded, whereas tubes for down-hole components and found in niche, drilling-related applications are always seamless. The tubes have strict mechanical properties to maintain and support their functionality while undergoing the high-stress applications of the oil and natural gas extraction process.

Metal’s management believes that the seamless oil tubing market will continue its growth trend as companies look to explore for alternative sources of oil and gas production, typically requiring deep wells and as the number of domestic drilling rigs is expected to increase. The International Energy Agency predicts that between 2003 and 2020, global demand for oil and natural gas will increase by 33% and 49%, respectively. Metal’s management believes that these requirements will result in major capital investment, in terms of both production capacity and infrastructure, and in turn will increase demand for seamless tube.

•  Non-Automotive Industrial Market—The non-automotive industrial market is comprised of a diverse range of manufacturing and production markets including the aerospace, agricultural, construction, heavy equipment manufacturing, mining, petrochemical, and transportation markets. Growth in this market is closely tied to the U.S. Gross Domestic Product, which is forecasted to increase by 2-1/4% to 2-1/2% over the four quarters in 2007 and 2-1/2% to 2-3/4% in 2008. In preparation for this projected growth in demand, manufacturers are raising their production levels either through increased efficiency or capacity. Long-term expectations for the industrial market are positive. Domestic seamless tube manufacturers are expected to benefit from the continued strength in global industrial economic activity, the increased investment in the power generation market following an extended period of under investment and increased drilling activity and refining capacity as a result of strong demand for, and record high pricing of, oil and gas.

The following represents Metal’s gross revenues by product market:

Competitive Strengths

Metal’s management believes that Metal possesses the following competitive strengths:

•  Short Lead Times—Metal’s short lead times allow Metal’s customers to effectively and efficiently manage their supply chain while keeping their inventory costs low. Metal’s flexible manufacturing process allows it to produce custom products with four to six week lead times, which Metal’s management estimates to be approximately 50% faster than the industry average of six to eight week lead times. Metal’s quick lead times enable it to be the preferred supplier to customers particularly sensitive to down-time in their operations such as those in the power generation industry. By focusing on providing customized products with short lead times, Metal has gained a substantial and growing customer base, making it difficult for other manufacturers to displace Metal from such customers.

•  Niche Product Strategy—Metal targets niche product markets that require a combination of technical skills, flexible manufacturing capabilities and short lead times. Larger tube manufacturers with less flexible operations are unable to fulfill the demanding requirements in expedited lead times.

•  Customer Service and Customized Product Development—Metal’s technically-oriented sales force members are comprised of technical sales engineers and metallurgists. Metal’s engineering and technical support team work collaboratively with customers in developing tube solutions based on the intended application and design requirements. Metal’s dedication to customer service has allowed it to be viewed as a “trusted partner” and to develop deep and longstanding relationships with its customers.

•  Stable Customer Relationships—Metal has developed a diverse, stable and loyal customer base across a broad range of growing end-markets throughout the world. Metal’s customers have come to rely on Metal’s ability to deliver high quality products made to their specifications and provide technical expertise in developing tube solutions. The loyalty of Metal’s customer base is demonstrated by the longevity of its customer relationships, with many such relationships spanning several decades, including Metal’s relationships with its top ten customers, which have an average duration of over 25 years.

•  Low Cost Operations and Highly Incentivized Workforce—Having acquired MST through a bankruptcy proceeding, Metal was able to renegotiate its contract with the United Steelworkers union, which represents all Metal’s hourly employees. By negotiating a more favorable agreement that minimized onerous work rules and job classifications, Metal was able to cut its fixed hourly labor costs significantly while, at the same time, increase worker productivity through the implementation of a profit sharing program. Metal’s management estimates that its fully-loaded cost per employee combined with productivity per ton is approximately 20% lower than most competing seamless tube manufacturers.

•  Experienced Management Team—Members of Metal’s senior management team have an average of approximately 34 years of experience in the industry and have extensive technical, functional and industry knowledge.

Business Strategies

Metal’s business strategy is to grow sales through optimizing manufacturing capacity to focus on high margin products. In addition, Metal may seek to increase its current manufacturing capacity by expanding its South Lyon manufacturing facility or acquiring other operating facilities.

•  Grow Presence with Niche Products—The specialty and industrial sectors that Metal serves are anticipated by management to continue to evolve, grow and expand in the upcoming years. In this regard, Metal has focused and will continue to focus on assisting customers in developing tube solutions with short lead times. This strategy has allowed Metal to shift its manufacturing mix to higher margin products. In this respect, management believes that Metal has developed a reputation that allows it to attract new customers and maintain and enhance long-lasting relationships with its existing customers.

•  Drive Operations to Low Cost Positions—Labor costs constitute a significant cost in the manufacturing process. Upon acquiring the assets of MST, Metal was able to negotiate a new contract with the United Steelworkers union that minimized onerous work rules and job classifications. As a result, Metal was able to significantly reduce its hourly labor costs inclusive of fully-loaded benefits while at the same time increase workforce productivity. Metal has also reduced manufacturing costs by reducing its raw material costs by negotiating favorable terms with its vendors. As a result of these cost savings initiatives, Metal’s management believes that Metal has accomplished the lowest manufacturing costs in the industry.

•  Strategic Growth of Investments—Since 2002, Metal has instituted a number of operational improvements furthering its manufacturing efficiency, including: (i) equipment enhancements; (ii) manufacturing process changes; and (iii) process improvements in order to cut manufacturing costs. Metal has identified a number of high-return, profit improving capital expenditure projects that can be implemented over the next several years, including a potential investment in a new Pilger Mill that will enhance Metal’s market position in small diameter tubing. Metal selectively updates its systems and operating equipment to meet the ever changing requirements of its customers.

Research and Development

Metal’s product development focus is on seamless tube products for niche markets that match its broad and flexible manufacturing capabilities. Customers frequently bring design and application specifications to Metal, whose technical engineering team will then work with the customer to develop cost-effective tube solutions. Metal’s technical sales force interacts closely with customers in the development of tube solutions to ensure all customer specifications are met to comply with end-use application requirements. Generally, research and development costs are not significant.

Customers

Metal enjoys strong long-standing relationships with many of its customers, with the average length of Metal’s customer relationships spanning several decades, including Metal’s relationships with its top ten customers, which have an average duration of over 25 years. Customers include original equipment manufacturers in the power generation and oil and natural gas extraction markets as well as in the non-automotive industrial sector.

As of December 2006, Metal had manufactured tubes for approximately 600 customers and averaged 58 new customers per year since 2003. Metal’s top ten customers represented approximately 54.8% of total revenues for the year ended December 31, 2006, with Babcock and Wilson Company and Earle M. Jorgensen Co. accounting for 22.7% and 11.0% of total revenues for the year ended December 31, 2006, respectively.

Sales and Marketing

Metal sells its products through a direct, technically-oriented sales force. Metal’s technical applications team, consisting of technical sales engineers and metallurgists, works collaboratively with customers in the application and design of tubes. Each member of Metal’s sales force specializes in specific products and/or markets. Metal’s sales force members develop strong relationships with customers through periodic calls and visits to customer facilities. Metal supplements its sales force with two independent sales representatives who exclusively market its products on a commission basis. For the year ended December 31, 2006, approximately 93.5% of Metal’s sales were in North America.

Metal markets its products through extensive internet advertising on its website and through search engine optimization technology that matches Metal among the top hits for keyword searches. Metal’s website provides customers with a comprehensive overview of the products Metal manufactures and Metal’s manufacturing capabilities, and provides a means for customers to quickly and efficiently post inquiries. Metal also actively participates in industry trade shows and conferences and provides prospective customers with brochures and promotional CDs that equip customers with information about all of Metal’s products.

Metal also markets its products outside of the U.S. and has shipped its products to over 50 foreign customers in 24 countries since 2003. Metal recently initiated an international sales effort.

Competition

The seamless tube market is served by a wide range of domestic and foreign tube manufacturers. Metal’s management believes that, in general, foreign competitors are unable to compete in the quick delivery seamless tube North American market due to the short lead time requirements of customers. Therefore, Metal competes primarily with domestic manufacturers in the North American market. Domestic competitors include DOFASCO, Plymouth Tube Co., Timken, PTC Alliance and WEBCO. In the international market, competitors include Vallourec, Tenaris, Benteler and ISMT Limited, among others.

Metal’s management believes that its flexible manufacturing process, short lead times and focus on customer service distinguish it from its competitors and allow it to be viewed as a partner in its customers’ supply chains, mitigating any competition. In the international markets, the weakening of the U.S. dollar has enhanced Metal’s competitive position.

Supplies and Raw Materials

Metal products are manufactured from “special bar quality” bar in a wide range of grades and sizes that are available from a large number of suppliers. Metal, however, purchases this raw material from a limited number of global suppliers that abide by stringent quality control measures. In the year ended December 31, 2006, Metal’s top five suppliers accounted for approximately 98.7% of total purchases, with one supplier accounting for 75.5% of total purchases in the year ended December 31, 2006. Metal has developed a close strategic relationship with its key suppliers, maintaining lengthy relationships with many of them. Metal does not believe that the loss of any one supplier would have a material adverse effect on its business or results of operations.

Intellectual Property

Metal is focused on providing short lead time precision-made quality seamless tubes to a customer base that may use its products directly (such as in boilers) or may re-manufacture its products for other applications. Metal typically manufactures its products to customer specifications. As a result, Metal does not have any material intellectual property as part of its business.

Facilities

Metal owns a manufacturing facility in South Lyon, Michigan. The facility and surrounding land cover approximately 58.6 acres. The manufacturing facility is approximately 259,000 square feet, plus approximately 39,100 square feet for a machine shop, approximately 18,100 square feet for office space and approximately 2,600 square feet of testing lab space, all of which are attached to the manufacturing facility. Approximately 37 of the approximately 58.6 acres of land are available for expansion.

Metal spends approximately $500,000 annually in maintenance related capital expenditures.

Regulatory Matters

Metal is subject to a variety of federal, state and local environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances and wastes, and the responsibility to investigate and clean up contaminated sites that are or were owned, leased, operated or used by Metal or its predecessors. Many of Metal’s operations require environmental permits and controls to prevent and limit air and water pollution. These permits contain terms and conditions that impose limitations on our manufacturing activities, production levels and associated activities and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines and penalties may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. The cost of maintaining compliance with applicable environmental laws and regulations and to comply with new laws and regulations has not been, and Metal’s management does not expect it to be, significant.

Certain environmental laws in the United States, such as the Federal Superfund law and similar state laws, impose liability for the entire cost of investigation or remediation of contaminated sites upon the current site owners, the site owners and operators at the time the contamination occurred, and upon parties who generated wastes or transported or sent those wastes to an off-site facility for treatment or disposal, regardless of whether the owner owned the site at the time of the release of the hazardous substances or the lawfulness of the original waste disposal activity. As a practical matter, however, the costs of investigation and remediation are generally allocated among the viable responsible parties on some form of equitable basis. Through a letter of understanding, dated September 13, 2002, which was completed in connection with Metal’s acquisition of MST, and a subsequent negotiated Corrective Action with the State of Michigan Department of Environmental Quality, Metal has limited its environmental monitoring and remediation costs to $150,000 annually. As part of the agreement, Metal assumed corrective action responsibilities under the Federal Resource Conservation and Recovery Act of 1976 and Part III of the Michigan Natural Resource and Environmental Protection Act with respect to its manufacturing facility located at South Lyon, Michigan. We cannot assure you that Metal will not incur future liability for contamination primarily related to its historical operations.

Metal is also subject to the federal Occupational Health and Safety Act and similar state laws which impose requirements and standards of conduct on Metal’s operations for the health and safety of workers. Metal periodically reviews procedures and policies for compliance with applicable environmental and health and safety laws and regulations. Metal believes that its operations are in compliance, in all material respects, with applicable environmental and health and safety laws and regulations or that any non-compliance will not result in a material liability or cost to achieve compliance. Historically, the costs of achieving and maintaining compliance with environmental and health and safety laws and regulations have not been material.

Although we believe that Metal is in compliance, in all material respects, with applicable environmental and occupational health and safety laws and regulations, we cannot assure you that new requirements, more stringent application of existing requirements, or discovery of previously unknown conditions will not result in material environmental or occupational health and safety expenditures in the future.

Legal Proceedings

Metal is, from time to time, a party to various legal proceedings arising in the ordinary course of business. Metal cannot predict the outcome of any future lawsuits, legal proceedings and claims. Nevertheless, Metal’s management does not believe that the ultimate disposition of any pending legal matters will have a material adverse effect on Metal’s financial condition, business or results of operations.

Capital Structure

See the section entitled “The Acquisition of and Loans to Our Initial Businesses—Metal” for information about Metal’s capital structure and the shares to be acquired in this offering.

Employees

As of July 31, 2007, Metal employed 256 people, consisting of 64 salaried employees and 192 hourly employees. All hourly employees are represented by the United Steelworkers union. The terms of the collective bargaining agreement expire in November 2012. Metal believes that its employee relations are good.

Upon the acquisition of Metal, all of Metal’s equity incentive plans, including phantom unit or similar plans, will be terminated. However, our businesses may implement phantom unit or similar plans in the future in order to align the interests of the management teams of our businesses with those of our shareholders.

Forest

Overview

Forest, headquartered in Bridgeview, Illinois, is a producer of recycled paper and specialty packaging products. Forest operates from 10 manufacturing facilities located throughout North America, including seven packaging plants in Illinois, California, Pennsylvania, Missouri, Georgia, Ontario and Quebec and three paper mills located in Indiana and Illinois. Forest serves a broad range of local, regional and national customers who operate in diverse industrial and consumer markets.

History of Forest

In March 1999, Forest acquired substantially all of the assets of Visy Paper (IN), Inc. The acquired assets included a recycled paper mill in Hartford City, Indiana and a related wastepaper collection business in Kendallville, Indiana. Thereafter, Forest consummated the following acquisitions:

•       In April 2002, Forest acquired substantially all of the assets of Shillington Box Company, a manufacturer of corrugated boxes and displays located in St. Louis, Missouri.

•       In September 2005, Forest acquired substantially all of the assets of the Protective Packaging division of Ivex Packaging Corporation, a wholly-owned subsidiary of Alcoa, Inc. The assets included paper mills located in Joliet, Illinois, and Peoria, Illinois and five manufacturing facilities in the United States and Canada that produce a variety of specialty packaging products.

•       In November 2005, Forest acquired the assets of P&P Packaging, Inc., which manufactured a variety of specialty packaging products located in Monroeville, Ohio.

•       In April 2006, Forest acquired the assets of Creative Color Display, Inc., a producer of point-of-purchase displays located in New Castle, Pennsylvania.

•       In May 2006, Forest acquired certain assets and acquired the customer base of Weyerhaeuser Company’s Valley View, Ohio facility, which produced a variety of specialty packaging products.

Products

Forest offers a broad portfolio of paper and packaging products to its customers. Among the notable customers for Forest are Five Star, Central National Gottesman, Temple Inland, XPedX, HPE, Columbus Container, Kruger and International Paper, collectively representing approximately 30.0% of Forest’s total gross revenues for the year ended December 31, 2006. Packaging products include industrial and specialty packaging and are manufactured from a variety of substrates, including paper, plastic and foil. Industrial paper products include corrugating medium that is produced from 100% recycled paper as well as specialty recycled kraft and crepe papers. Products fall into three major product categories.

•       Industrial packaging—Forest produces a range of protective packaging products that serve both the consumer and industrial markets. These products are generally used to protect products during shipping.

☐       Single face corrugated—This product combines a single sheet of corrugated medium with a sheet of flat paper into a range of widths and flute sizes which are used to protect products during shipment. Produced in rolls, single face corrugated is utilized to protect a variety of products, including sheet glass, furniture, finished metal fabrications and wire. Customers include xpedx, Unisource Worldwide, Inc. and major buying groups such as Afflink, Inc.

☐       Cohesive—Cohesive is a self-sealing laminated sheet formed into large format envelopes used for the packaging of industrial products and consumer products shipped by mail-order, web and catalogue companies. Produced with a combination of substrates, including paper, film and single face corrugated boxes, cohesive packaging products are used to ship and store a variety of products, including books, documents, clothing and metal parts.

☐       Padded mailers—Padded mailers are recycled paper-based padded envelopes that offer a cost-effective and environmentally-friendly alternative to mailers manufactured from plastic substrates.

☐       Corrugated boxes—Forest produces a wide range of standard and specialty printed corrugated boxes for food and industrial customers, primarily in the St. Louis metropolitan area.

☐       Formed products—Formed products are multiple layers of single face corrugated that are formed into configurations designed to protect tops, sides, corners and legs of furniture and other items during transit and other void fill products used as interior packaging for consumer and industrial shipping.

Figure 1 – Formed Products

•       Specialty packaging—These products are designed to meet specialized requirements in a wide range of industrial, food packaging and food service applications. In addition, Forest produces a broad line of specialty advertising displays. Through dedicated service and flexibility, Forest’s manufacturing experience and expertise over a broad range of applications allows it to assist customers to develop innovative packaging products.

☐       Laminated products—Laminated products include laminated paper, poly and foil products that include lids for food packaging, susceptor applications for crisping foods in microwave ovens, printed sandwich wraps for food service and other food packaging applications.

☐       Lamp wrappers—Lamp wrappers are a single face corrugated product that is printed, die cut and folded into a full range of sizes for both incandescent and fluorescent light bulbs.

☐       Specialty converting—Specialty converting products include paper-based food packaging products such as coffee sleeves, pizza pads, trays and other industrial products such as shower liners and door panels.

☐       Merchandising—Merchandising products include printed advertising on paper and poly-based substrates used for retail store promotions by food and beverage manufacturers.

•       Industrial paper—Forest’s paper products are manufactured from 100% recycled fiber and are used primarily for industrial markets.

☐       Corrugating medium—Corrugating medium is primarily used as the center layer for corrugated box and sheet products. Customers consist of both independent and integrated box producers.

☐       Kraft paper—Kraft paper products include specialized industrial products including golden kraft paper, which is used in the production of padded mailers, and red rosin, which is used as a multi-purpose floor covering and sealing paper.

☐       Crepe papers—Specialty crepe paper is used for multi-wall bag closures, school art and other specialized applications.

The following chart represents Forest’s gross sales by product category:

2006 Forest Gross Sales by Category

Industry

Forest participates in the North American paper and packaging industry, which encompasses a wide range of paper and packaging products. Specifically, Forest participates in the following major sectors, in each case controlling small market shares of large North American markets.

•       Containerboard and corrugated packaging—In 2006, North American corrugating medium production capacity was 11.3 million tons, according to RISI, Inc., which we refer to as RISI, a wood and paper products research firm. Management estimates Forest’s production capacity to be approximately 131,000 tons or approximately 1.5% of North American corrugating medium capacity. In 2005, U.S. shipments of corrugated packaging totaled 391.4 billion square feet, or $23.7 billion, according to the Fiber Box Association.

•       Kraft packaging and specialty converting papers—In 2006, North American production capacity for this market was 4.7 million tons according to RISI. Forest, with annual production of approximately 30,000 tons, represents less than 1.0% of this capacity.

•       Paper-based flexible packaging—In 2006, management estimates that demand for paper-based flexible packaging totaled approximately $2 billion in the U.S. and estimates that Forest serves less than 1.0% of this market.

Demand for containerboard and, to a lesser extent, corrugating packaging products has traditionally tracked overall growth in the economy. In recent years, however, the industry has lagged overall economic growth in the United States and Canada due to greater overseas production and changing demands of end-users, seeking to reduce costs with lighter weight packaging and new packaging formats. As a result, North American producers of corrugating medium have shuttered excess capacity of approximately 2.0 million tons since 2000. This consolidation has contributed to higher price realizations in the containerboard market. Despite continued volatility in medium pricing, the capacity reductions have allowed producers to attain higher price realizations. Additional price increases in recent years have been achieved by passing through higher raw material costs. The following chart depicts increases in semichemical medium prices since 1996. Prices for semichemical medium, a competing product tracked by RISI, are an effective proxy for 100% recycled corrugating medium prices.

*                     Recycled medium prices tend to track prices of semichemical medium, a virgin pulp product. All figures are average year-end by region. 2006 is 3rd quarter end. Source – RISI Global Pulp and Paper Fact and Price Book, 2006.

Several significant trends are present within both the North American paper and packaging industry, including:

•       Consolidation—Over the past decade, corrugating medium producers have consolidated and rationalized capacity in order to balance capacity with demand. For example, the top five North American producers of corrugating medium accounted for approximately 39.3% of the market in 1996, compared to approximately 60.7% in 2006. We believe that despite slower forecasted industry growth by RISI, continued consolidation will benefit surviving producers.

•       Substitution Threat and Opportunity—Packaging products face competitive pressure from plastic, metal, foam, and other products. Demand and prices for petroleum-based substitute products, such as plastic, are highly correlated to the petroleum market. In periods of high petroleum prices, these trends create a growth opportunity for Forest, which has the capability to convert a wide range of substrates.

•       Merchandise Trade Deficit—While North American packaging demand is driven largely by overall growth in the North American economy, RISI indicates that the shift in global manufacturing and the build of the North American merchandise trade deficit can prevent paper and packaging demand growth rates from matching overall economic growth rates in North America. With the build of the merchandise trade deficit, overseas merchandise imports could continue to grow faster than total consumer spending over the next several years, thereby limiting the potential upturn in North American industrial output and underlying demand for packaging materials.

Competitive Strengths

Forest’s management believes that Forest possesses the following competitive strengths:

•       Niche Product Strategy—Forest targets niche product markets that require a combination of technical skills, broad manufacturing capabilities, national manufacturing presence and short lead times. We believe pursuing such opportunities is difficult for large-scale manufacturers whose facilities and infrastructure focus on large volume, long production runs, as well for small-scale producers with fewer capabilities and no national presence. We believe that Forest, through the execution of this strategy, has attained strong market positions in several niche markets, including single face corrugated, cohesive, red rosin and crepe paper.

•       Low Cost Operations—Forest focuses on driving operations to low cost positions in both corrugating medium and industrial and specialty packaging by attempting to maintain high levels of capacity utilization, modest overhead, close proximity to customers and competitive raw material costs. For example, Forest’s largest corrugating medium mill is in the first quartile of the lowest-cost producers of corrugating medium, according to RISI.

•       Selective Integration—Forest consolidates certain supply agreements to gain economies of scale. However, operating units do not provide exclusive or preferred pricing for intra-company sales. Forest believes that this approach encourages each operating unit to make the most efficient and profit maximizing decisions. In a downturn, however, Forest can leverage this integration to operate at high capacity utilization levels throughout the business cycle.

•       Stable Customer Relationships—Forest has long-standing relationships with its customers, with many of the relationships in place for over ten years. These long-standing customer relationships have been formed through Forest’s consistent on-time delivery of high quality products at competitive prices with short lead times throughout the business cycle.

•       Customized Packaging Product Development—With ten sales and product engineers dedicated to developing customized packaging solutions, Forest is able to assist its customers in their product design and in development of new applications by providing solutions for their packaging needs.

•       Experienced Management Team—Members of Forest’s senior management team have an average of 15 years of experience in the paper and packaging industry and have extensive technical, functional and industry knowledge.

Business Strategies

Forest’s business strategies are to grow sales through a combination of organic growth and add-on acquisitions and to improve margins through optimizing product mix and driving down operation costs.

•       Drive Operations to Low Cost Positions—Forest will continue to invest in capital projects in order to further reduce operating costs. Further, management believes that continued discipline in work practices can result in lower labor and raw material costs per unit, higher capacity utilization and less waste across its operations.

•       Grow Specialty Packaging—Forest continues to identify customers and product opportunities with significant growth potential that it is positioned to manufacture by virtue of its unique technical and manufacturing capabilities. For example, Forest introduced new susceptor products for use as a crisping and browning agent for microwaveable frozen foods. The development work was executed in concert with a major frozen food manufacturer and this product category has grown to approximately $4.0 million in gross sales. Forest’s technical and sales personnel continue to identify and develop other proprietary products with excellent growth prospects.

•       Selective Add-On Acquisitions and Capital Investment—Forest’s strategy is to fill geographic voids in industrial packaging and identify attractive opportunities in specialty packaging that add product and manufacturing breadth through the acquisition of complementary businesses or the purchase of new equipment.

•       Optimize Mill Operations—Forest will continue to make investments in the reliability, productivity and quality of its primary corrugating medium paper operations. Forest will also invest in growing specialty kraft papers and broadening the range of converted paper products such as red rosin and masking papers, a new specialty kraft paper.

Research and Development

Forest’s product development focus is on paper and specialty packaging products for niche markets that match its broad and flexible manufacturing capabilities. Customers frequently bring design and material specifications to Forest to develop cost-effective approaches to manufacture such products. Forest interacts closely with customers and distributors in the development of products that meet end-use application requirements. This may include producing paper with a range of finished product attributes. Forest provides technical skills in developing approaches to printing, laminating, and other converting operations on a wide range of paper, poly and foil substrates. Generally, research and development costs are not significant.

Customers

Forest has long standing relationships with many customers as a primary or secondary supplier of paper and packaging products. Customers include independent box producers, major integrated paper and packaging companies, unaffiliated distributors, brokers, mass market retailers, major consumer packaged goods manufacturers, global beverage companies, food packaging companies and other industrial customers. In 2006, Forest’s customer base consisted of approximately 2,500 customers and no customer accounted for more than 10% of gross sales of Forest for the year ended December 31, 2006.

Sales and Marketing

Forest produces and sells a broad range of products, requiring a variety of sales and marketing strategies specific to each end-use market served and each distribution channel. In general, Forest targets niche markets that provide ample room for growth and require both a regional and national presence, but are not of a size that attract large scale paper and packaging competitors with significantly greater resources. Forest has approximately 22 sales personnel who function across product categories. For the year ended December 31, 2006, Forest sold its products only in North America.

Industrial packaging products are sold through a combination of a direct sales force and a network of regional or market specific brokers. Forest maintains long-term relationships with major distributors of industrial packaging products. Products in this category consist of both industry standard and specialty configurations. Distributors generally sell standard products while the direct sales force works with customers to develop specialty protective packaging tailored to end product shipping requirements.

Specialty packaging products are generally sold based on long-term relationships with customers that value Forest’s technical capabilities in developing innovative solutions to their packaging needs. Customers of specialty packaging products either have a specific design configuration that they would like to have manufactured or a specific set of performance attributes that they would like the package to provide. Sales and product engineer personnel develop solutions for these requirements jointly with the customer. This product category is focused on food packaging and foodservice markets and is a major source of growth for Forest.

Corrugating medium is sold through both Forest’s direct sales force and regional or end use specific brokers. Forest differentiates itself by providing responsive lead times, flexibility to schedule short runs and superior customer service. Forest has developed solid, continuing relationships with independent corrugated box producers that prefer to have relationships with suppliers who are not major integrated producers of paper and boxes.

Kraft and crepe papers are sold primarily through a direct sales force. These products have end use applications that require specific paper attributes achieved through a combination of physical, chemical and mechanical modification of fiber. They are produced with a broader range of wastepaper grades and weights. Forest further differentiates itself in these markets by its ability to produce short runs with short lead times. Sales of these products tend to be technical and require working directly with customers to translate performance requirements into product specifications.

Competition

The markets for containerboard and corrugated products are highly competitive. Forest competes with national integrated and regional manufacturers of packaging paper and converted paper packaging products. Forest also competes with large private paper packaging firms and unaffiliated independent containerboard, packaging paper and corrugated box producers. Forest’s major competitors include Smurfit-Stone Container Corporation, Packaging Corporation of America, International Paper, Georgia Pacific, Altivity Packaging LLC and Graphic Packaging Corp, among others. Competition in the containerboard and corrugated products market is based principally on quality, price, service and product performance.

Supplies and Raw Materials

The principal raw materials used by Forest are post-consumer wastepaper consisting primarily of old corrugated containers and mixed papers for the production of paper products and medium, kraft and liner rollstock for conversion to packaging products. These raw materials are subject to cyclical price movements driven by changes in domestic demand as well as variations in consumption of wastepaper by the export market, primarily China.

Forest purchases raw materials from multiple sources. Approximately 30% of its wastepaper requirement is provided by its captive wastepaper collection operations, based in Kendallville, Indiana. Fuel oil, natural gas and related energy inputs purchased by Forest’s paper mills were approximately 9.0% of net sales at Forest for the year ended December 31, 2006. Forest believes that its sources of raw materials are adequate for its needs for the foreseeable future. Forest does not believe that the loss of any one supplier would have a material adverse effect on its business or results of operations.

Intellectual Property

Forest is focused on providing highly responsive and low-cost paper packaging solutions to a diverse customer base utilizing its in-house technical, design and manufacturing know-how. Forest typically designs products and processes around customer specifications. Forest owns several patents and trademarks, but they are not material to the business.

Facilities

Forest, headquartered in Bridgeview, Illinois, operates from the following facilities:

Location	Products Produced	Approximate Square Footage
Bridgeview, Illinois	Industrial single face, cohesive and padded mailers	115,200
Calhoun, Georgia	Industrial single face	40,000
Hartford City, Indiana	Corrugating medium	183,000
Joliet, Illinois	Corrugating medium and kraft paper	350,000
Kendalville, Indiana(1)	Wastepaper processing facility	20,000
Longueuil, Quebec	Industrial single face	32,000
Monroeville, Ohio(2)	Industrial single face and formed products	55,700
New Castle, Pennsylvania	Merchandising and lamp wrappers	135,000
Peoria, Illinois	Crepe and kraft paper specialties	240,000
St. Louis, Missouri	Corrugated sheets and boxes	138,140
Toronto, Ontario	Industrial single face, specialty converting laminated products and lamp wrappers	52,000
Visalia, California	Industrial single face	40,000

(1)             The Kendalville, Indiana facility is not a manufacturing facility.

(2)             In June 2007, Forest’s management determined through a strategic review to close the Monroeville, Ohio manufacturing facility as a cost saving measure and to consolidate its operations with other facilities, which closing and consolidation is expected to be completed by the end of third quarter of 2007.

The Bridgeview and New Castle facilities are leased with 15 year leases, expiring in December 2021 and renewable at Forest’s option. The Calhoun and Visalia facilities have leases which expire in June 2011 and April 2011, respectively. Forest also has an office located in Cincinnati, Ohio, which is leased.

Regulatory Matters

Forest is subject to a variety of federal, state, local, foreign and provincial environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances and wastes, and the responsibility to investigate and clean up contaminated sites that are or were owned, leased, operated or used by Forest or its predecessors. Many of Forest’s operations require environmental permits and controls to prevent and limit air and water pollution. These permits contain terms and conditions that impose limitations on our manufacturing activities, production levels and associated activities and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines and penalties may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. The cost of maintaining compliance with applicable environmental laws and to comply with new regulations has not been and is not expected to be significant.

Certain environmental laws in the United States, such as the federal Superfund law and similar state laws, impose liability for the entire cost of investigation or remediation of contaminated sites upon the current site owners, the site owners and operators at the time the contamination occurred, and upon parties who generated wastes or transported or sent those wastes to an off-site facility for treatment or disposal, regardless of whether the owner owned the site at the time of the release of the hazardous substances or the lawfulness of the original waste disposal activity. As a practical matter, however, the costs of investigation and remediation are generally allocated among the viable responsible parties on some form of equitable basis. We cannot assure that Forest will not incur future liability related to contamination at some of Forest facilities, primarily related to historical operations at those sites.

Forest is also subject to the federal Occupational Health and Safety Act and similar state and foreign laws which impose requirements and standards of conduct on our operations for the health and safety of workers. Forest periodically reviews procedures and policies for compliance with environmental and health and safety requirements. Forest believes that its operations are materially in compliance with applicable environmental regulatory requirements or that any non-compliance will not result in a material liability or cost to achieve compliance. Historically, the costs of achieving and maintaining compliance with environmental and health and safety requirements have not been material.

Although we believe that Forest is in compliance, in all material respects, with applicable environmental and occupational health and safety laws and regulations, we cannot assure that new requirements, more stringent application of existing requirements, or discovery of previously unknown conditions will not result in material environmental or occupational health and safety expenditures in the future.

Legal Proceedings

Forest is, from time to time, a party to various legal proceedings arising out of the ordinary course of business. Forest cannot predict the outcome of any future lawsuits, legal proceedings and claims. Nevertheless, Forest’s management does not believe that the ultimate disposition of any pending legal matters will have a material adverse effect on Forest’s financial condition, business and results of operations.

Capital Structure

See the section entitled “The Acquisition of and Loans to Our Initial Businesses—Forest” for information about Forest’s capital structure and the shares to be acquired in this offering.

Employees

As of July 31, 2007, Forest employed approximately 575 people in North America, consisting of approximately 494 in the United States and approximately 81 in Canada. Forest had approximately 424 hourly employees, approximately 46% of which are represented by unions. The terms of the union agreements are staggered with one union agreement set to expire on October 31, 2007, representing approximately 16% of hourly employees. Forest believes its relations with its employees are good and does not anticipate any difficulty in renewing is union agreements.

Upon the acquisition of Forest, all of Forest’s equity incentive plans, including phantom unit or similar plans will be terminated. However, our businesses may implement phantom unit or similar plans in the future in order to align the interests of the management teams of our businesses with those of our shareholders.

CanAmPac

Overview

CanAmPac, headquartered in Toronto, Ontario, is an integrated manufacturer of recycled paperboard and paperboard packaging. CanAmPac manufactures 100% recycled clay-coated boxboard, a substrate used to make folding cartons, and produces folding cartons primarily for the food packaging industry. CanAmPac operates one manufacturing facility and warehouse in Napanee, Ontario, and one manufacturing facility and a warehouse in Kitchener, Ontario.

History of CanAmPac

In May 2006, Forest, through CanAmPac, acquired substantially all of the assets, which included a paperboard manufacturing facility located in Napanee, Ontario and a folding carton facility located in Kitchener, Ontario, of Roman, which was operating under Canada’s Companies’ Creditors Arrangement Act, a process similar to the Chapter 11 bankruptcy process in the United States. Forest sought to capitalize on favorable market conditions in the paperboard packaging industry and to leverage its intellectual capital relating to the paper and packaging industry. Immediately prior to the acquisition, Forest was a secured creditor of Roman.

A paper mill has operated on the Napanee site since 1873 and the mill was converted to a 100% recycled paperboard manufacturing facility in the early 1960’s. The mill was converted to produce clay-coated paperboard in 1980.

The folding carton facility in Kitchener manufactured garment boxes and textile related cartons until it converted to folding cartons for consumer goods, specializing in private label food packaging, in 1974.

Products

CanAmPac manufactures several grades of paperboard and produces folding cartons primarily for food packaging. Paperboard used for the manufacture of folding cartons is called boxboard and can be made from recycled wastepaper fiber or virgin wood pulp fiber. Independent of fiber source, the paperboard must be able to bend and be scored to form folding cartons meant to hold consumer goods ready for the retail shelf. The folding carton is generally designed to be shipped flat and converted to its final structure on a packaging line.

Most paperboard used in the manufacture of folding cartons is coated with kaolin clay or other similar compounds for a smooth surface on which to print graphics. Produced in rolls, the thickness of paperboard used for folding cartons generally runs from 0.012 inches to 0.034 inches, or 12 to 34 pt. caliper. CanAmPac produces four different grades of 100% recycled clay-coated boxboard which are discussed below. Each of the grades of boxboard is made from 100% post-use recycled wastepaper fibers. In 2006, the facility in Napanee manufactured approximately 100,000 tons of 100% recycled clay-coated boxboard.

CanAmPac sells to over 250 customers, including manufacturers of folding cartons, consumer goods manufacturers and co-packers for the major grocery retailers in North America. Among the notable customers for CanAmPac are Glister-Mary Lee Corporation, The TDL Group Corp., Industries Ling Inc., PL Foods Ltd, Specialized Packaging Group, Janes Family Foods Ltd., New Food Classics, Cascades, Jones Packaging and Wheetabix of Canada Limited, collectively representing approximately 34.5% of CanAmPac’s total gross revenues for the year ended December 31, 2006.

CanAmPac produces the following grades to meet the packaging needs for specific applications:

•       Strathcote—This grade has a light gray back liner and is positioned as a 100% recycled alternative to wood pulp-based paperboard. It is used in the packaging of food products, both frozen and dry, multi-packs, general household goods, clothing, gift boxes, hardware, pet products and confectionary items.

•       Karicote—This grade has a kraft-colored back liner and is most commonly used in the packaging of multi-packs for beverages, as well as food, hardware and pet products.

•       D-Cote—This grade is designed with extra strength and density for the most demanding heavy weight recycled packaging applications and has a kraft colored back liner. D-Cote offers a 100% recycled paperboard alternative with superior graphics performance to corrugated microflute for packaging applications such as multi-packs for food, pet products as well as powdered laundry detergent and hardware.

•       Absolutely Food—This grade is designed specifically for food packaging applications and, we believe, is the only 100% recycled clay-coated boxboard in North America to be in compliance for direct food contact with FDA, Health Canada and Canadian Food Inspection Agency and California EPA Proposition 65 requirements.

CanAmPac also manufactures folding cartons for consumer goods with the most popular application being food, beverage and other household goods, with a specialization in private label food packaging applications. The manufacturing process includes all phases of the conversion of paperboard into folding cartons, including prepress for graphic reproduction, printing, die cutting and finishing. CanAmPac’s full service operations assist customers and retailers from conception of packaging design through production. CanAmPac is able to work closely with its customers and retailers to design, test and produce packaging for various consumer packaged goods. With a 100% digital workflow, CanAmPac has the ability to meet customers’ and retailers’ specific graphic and production requirements. The continuing investment in advanced prepress technology and other converting equipment allows CanAmPac to maintain a leadership position with respect to quality, productivity and efficiency.

Industry

CanAmPac competes in the consumer packaging industry in North America as an integrated manufacturer of paperboard and paperboard packaging for food, beverages and other consumer packaged goods. The following is a description of the markets in which CanAmPac competes:

•       North American Paperboard Market—CanAmPac competes in the North American paperboard market and specifically in the market for 100% recycled clay-coated boxboard which is also called coated recycled board, or CRB. The CRB market is a subset of the boxboard segment of the paperboard market. According to RISI, the total North American boxboard production capacity in 2006, including 100% recycled boxboard as well as boxboard made from virgin fiber was 16.96 million tons, while U.S. production capacity of coated recycled board was 2.5 million tons. Industry consolidation and rationalization have been defining characteristics of the CRB market in recent years. According to RISI, in 2005 and 2006 approximately 300,000 tons of CRB production was permanently shut down and four major manufacturers, namely Altivity Packing Inc., Caraustar Industries Inc., Cascades Inc. and Rock-Tenn Company Inc., now control approximately 90% of the CRB market in North America. We believe that the recent consolidation and rationalization in the CRB market segment will encourage a more stable and favorable pricing environment in the near future.

•       North American Folding Carton Market—CanAmPac also competes in the North American folding carton market, the majority of which market had U.S. sales of approximately $9.6 billion in 2006, according to the Paperboard Packaging Council. (Sales figures for Canada are not tracked.) The main driver of folding carton sales is packaging demand by the North American food, beverage and consumer packaged goods industries, which industries are driven primarily by disposable income levels and consumer spending trends. The folding carton industry is highly fragmented with many small, local producers as well as a number of large integrated manufacturers. The Paperboard Packaging Council estimates that there are approximately 340 companies with 543 plants in North America.

CanAmPac produces folding cartons primarily for the Canadian and U.S. private label grocery market, with large segments of the business focused in frozen food and dry food goods packaging. The Paperboard Packaging Council forecasts that folding carton demand from frozen foods and dry food goods will grow at compound annual growth rates of 3.6% and 1.6%, respectively, between 2006 and 2010. We believe that growth opportunities for CanAmPac exist as changing consumer shopping habits continue to drive increased private label market penetration within all major grocery categories and increased grocery sales in non-traditional grocery retail outlets such as drug and convenience stores, mass merchandisers and warehouse store outlets.

The markets in which CanAmPac participates are generally limited to North America. This is primarily attributable to transportation costs and logistics demands, which serve to limit the geographic reach of the markets served by a paperboard manufacturing facility or by a folding carton manufacturing facility. CanAmPac’s principal markets are located in Canada and in the Northeast and Central United States. CanAmPac’s operating facilities are well positioned to serve both the Canadian and the United States’ consumer goods and retail markets.

Competitive Strengths

CanAmPac’s management believes that CanAmPac possesses the following competitive strengths:

•       Quality Advantage—CanAmPac’s 100% recycled clay-coated boxboard is stiffer, brighter and has higher density and ply bond than industry averages, based on data from the Recycled Paperboard Technical Association. Higher stiffness allows cartons made with the board to perform better on packaging lines and through the distribution channel to retail shelves. The stiffness of the sheet prevents the carton from buckling under pressure. Stiffness is particularly important in light of the recent movement within the consumer packaged goods supply chain to use more palletized shipments for finished goods.

•       Production Planning—With a focus on short-run and quick turnaround for paperboard and cartons, CanAmPac has implemented systems for efficiently delivering against short lead times. CanAmPac’s mill and folding carton operations have information technology systems that improve customer responsiveness, logistics control and manufacturing efficiency.

•       Capital Investment—The investment in CanAmPac’s manufacturing facilities in advanced distributed and process control systems at the paper mill together with state-of-the-art prepress and in-house precision sheeting at its folding carton operation provide quality and cycle time advantage that few local competitors can match. Approximately $50.0 million of capital upgrades was invested in the mill and folding carton manufacturing facilities in the past ten years.

•       Market Niche—CanAmPac’s strategy is intended to position it to offer higher value to customers while still being competitively priced. The specific markets served by CanAmPac require a large degree of manufacturing flexibility, including short-runs and fast cycle times, together with exacting quality standards, which larger manufacturers are not able to provide. As well, CanAmPac’s customers have highly specialized and complex packaging requirements, which many smaller carton manufacturers cannot meet.

•       Stable Customer Relationships—CanAmPac has longstanding relationships with many of its customers and the majority of its relationships have been in place for more than 15 years.

•       Experienced Management Team—CanAmPac’s senior management has extensive technical, functional and industry knowledge with an average of over ten years in the paperboard packaging industry.

Business Strategies

CanAmPac’s management is focused on strategies to increase market share and continually improve operating efficiencies. These strategies include:

•       Operate in a Low Cost and Efficient Manner—The size, scale, manufacturing equipment and operational flexibility of CanAmPac allow it to obtain margins driven by product specialization, manufacturing flexibility and unique service offerings with a cost structure that compares to the economies-of-scale derived from the volume-based strategy followed by larger competitors. The concentration on niches where manufacturing efficiency can maximize the utilization of equipment capacity keeps cost comparatively low while providing products and services that larger competitors would have difficulty delivering on a cost-effective and logistically efficient basis.

•       Focus on Niche Markets—By focusing on under-served markets with a differentiated product and service offering, CanAmPac has developed the ability to offer higher value to customers while still being competitively priced. This is particularly important given the commodity price structure and competitive pressures in the industry. CanAmPac also pursues markets where product and service offerings can be differentiated in order to offer a unique value proposition to customers.

•       Specialize in Short-Run Production and Lead Times—CanAmPac’s facilities and systems are designed to offer quick turnaround and accept small order sizes which are cost-prohibitive to its larger competitors. These factors, we believe, make CanAmPac a supplier of choice in more profitable market niches than those served by larger manufacturers.

•       Focus on Service and Supply Chain—CanAmPac’s strategy is intended to position it to offer higher value to customers while still being competitively priced. This is achieved through providing higher quality service and product performance than CanAmPac’s competitors. This enables CanAmPac to create higher efficiency in the supply chain, thereby reducing the overall costs to customers.

Customers

CanAmPac enjoys stable customer relationships. CanAmPac has produced packaging products for large, multinational brands such as Nabisco, Dare, Schneider Meats, McCain Foods, Moosehead, Labatt, Smirnoff, Fram, Quaker Oats, Kelloggs and Maple Leaf Foods, among others. Private label brands such as President’s Choice, Our Compliments, as well as other house brands for A&P, Loblaws, Metro, Sobey’s, Safeway, Publix and Wal-Mart house brands also use CanAmPac’s products for some of their consumer packaging applications. In 2006, CanAmPac’s customer base consisted of approximately 250 customers, and no customer accounted for more than 10% of gross sales for the year ended December 31, 2006.

Sales and Marketing

CanAmPac sells exclusively through 13 direct sales representatives, who provide on-going sales and logistics support to its customers. CanAmPac is a participant in certain trade associations, but does not specifically advertise its services. For the year ended December 31, 2006, CanAmPac only sold its products in North America.

Competition

The majority of CanAmPac’s paperboard competitors are large paperboard manufacturers with many facilities across North America. Management estimates there are approximately 17 coated recycled paperboard mills in North America that directly compete in CanAmPac’s paperboard markets. Primary competitors include Cascades Inc., Rock-Tenn Company, Altivity Packaging, LLC and Graphic Packaging Corp., among others. Management estimates that CanAmPac has created a unique market position by differentiating its products and services from its competition, including by manufacturing products with physical properties superior to industry averages, focusing on paperboard grades targeted to specific folding carton applications and targeting market niches generally too small to attract competition from larger mills and too specialized to attract competition from smaller mills. The substantial initial capital investment, maturity of the industry and existing capacity within North American markets limit new entrants in the paperboard manufacturing sector and limits the construction of new capacity within existing markets. CanAmPac’s folding carton competitors include the converting divisions of the large paperboard manufacturers as well as small owner-operated folding carton plants in local markets. Management believes that CanAmPac has carved a unique market position in the folding carton markets by focusing on the private label food and household goods markets, which are characterized by complex supply chains, multiple SKU’s, short runs, highly demanding cycle times and unpredictable demand forecasting patterns.

Paperboard packaging in North America is a highly competitive industry, particularly within the geographic markets in which CanAmPac competes. Competitive issues include the cost and performance of alternative packaging methods, the cost structure and competitiveness of the consumer goods industry, the continuing pressure to reduce the cost and quantum of product packaging and the growing power of retailers within the North American consumer goods supply chain. In addition, technological advances have increased productivity throughout the consumer goods supply chain, leading to an increase in capacity without corresponding increases in demand.

The determination and selection of the packaging to be used by manufacturers of consumer goods depends upon a number of factors. These include consumer taste and confidence in the form of packaging and its application for the consumer product; the marketing and brand strategy of the consumer product; the retail environment; the filling line equipment being used; the historical form of packaging and substrates used within the consumer product group; the supply chain and the distribution methods used; the required or expected shelf-life of the consumer product; as well as any requirements for grease resistance, water resistance or moisture control for the package within the supply chain. In addition, the climate where the consumer good is to be sold or transported and the overall cost of the packaging solution, compared to alternative packaging choices, are also major influences that are taken into consideration in determining packaging for consumer products.

Suppliers and Raw Materials

The principal raw materials used in the paperboard manufacturing process are wastepaper fibers, which are processed into recycled paperboard. CanAmPac sources its wastepaper fibers from industry generators such as manufacturers of corrugated cardboard packaging, as well as other paper mills, industrial users of paperboard packaging and recyclers of paperboard materials within the North American market. Additional raw materials, such as clay, latex and titanium dioxide, are used in the manufacturing process to create the clay coating for paperboard. Inks and various printing and finishing coatings are applied during the conversion process to folding cartons. In addition, energy costs for natural gas and electricity are large input cost components. Commodity prices for wastepaper, natural gas and electricity experience high levels of volatility.

Intellectual Property

CanAmPac has no patents and only unregistered trademarks. CanAmPac is currently the Canadian licensee of FMsix®, a patented printing technology developed by M.Y. PrinTech. The technology allows licensees to print using an expanded color gamut with less color variation and quality imperfections.

Facilities

CanAmPac owns a paper mill in Napanee, Ontario. The mill property and surrounding lands cover approximately 400 acres. The production facilities are approximately 200,000 square feet, plus approximately 15,000 square feet of office space attached to the production facilities and approximately 45,000 square feet of warehouse space on the mill site.

CanAmPac leases two facilities in Kitchener, Ontario. One facility is approximately 184,000 square feet of manufacturing space with attached 10,000 square feet of office space subject to a lease, which expires December 31, 2019. CanAmPac also leases a 160,000 square foot warehouse facility located close to its manufacturing facility subject to a lease, which expires May 30, 2021. CanAmPac leases its headquarters in Toronto, Ontario. We do not anticipate any difficulty in renewing these leases.

Regulatory Environment

CanAmPac’s operations are subject to environmental regulation from several levels of government in Canada and, in particular, CanAmPac’s paperboard manufacturing operations are subject to comprehensive environmental regulations. Government controls and regulations include those regarding air emissions, waste water discharge and the storage and use of chemical substances and CanAmPac is required to obtain operating permits in order to conduct its manufacturing operations. These permits contain terms and conditions that impose limitations on CanAmPac’s manufacturing operations and associated activities and periodically may be subject to modification, renewal and revocation by the issuing authorities. Fines and penalties may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have, or to comply with the terms and conditions of, required permits. The cost of complying with applicable environmental laws has historically not been significant.

Although we believe that CanAmPac is in compliance, in all material respects, with applicable environmental, food and health laws and regulations, we cannot assure you that new requirements, more stringent application of existing requirements, or discovery of previously unknown conditions will not result in material environmental expenditures in the future.

Legal Proceedings

CanAmPac is, from time to time, a party to various legal proceedings arising in the ordinary course of business. CanAmPac cannot predict the outcome of any future lawsuits, legal proceedings and claims. Nevertheless, CanAmPac’s management does not believe that the ultimate disposition of any pending legal matters will have a material adverse effect on CanAmPac’s financial condition, business and results of operations. We are not aware of any material legal proceedings relating to CanAmPac’s businesses.

Capital Structure

See the section entitled “The Acquisitions of and Loans to Our Initial Businesses—CanAmPac” for information about CanAmPac’s capital structure and the shares to be acquired in this offering. See the section entitled “—Employees” below for more information about CanAmPac’s outstanding options.

Employees

As of July 31, 2007, CanAmPac employed approximately 391 people in Canada. CanAmPac had approximately 288 hourly employees, 106 of which were represented by a union. The union agreement expires on August 31, 2009. CanAmPac believes its relations with its employees are good and does not anticipate any difficulty in renewing its union agreement.

Upon the acquisition of CanAmPac, all of CanAmPac’s equity incentive plans, including phantom unit or similar plans will be terminated. However, our businesses may implement phantom unit or similar plans in the future in order to align the interests of the management teams of our businesses with those of our business.

Pangborn

Overview

Pangborn, headquartered in Hagerstown, Maryland, designs and markets surface preparation equipment and related aftermarket parts and services used in metal manufacturing processes within a diverse range of industries. The equipment and aftermarket parts Pangborn produces are used in shot-blasting, a process by which the surfaces of targeted objects are cleaned through the propulsion of shot or other abrasive particles in a controlled fashion at the surface of such objects.

History of Pangborn

In June 2006, Pangborn purchased all the stock of Pangborn Corporation from Kulen Capital, a private equity fund that was in the process of winding-down its operations. Pangborn Corporation was founded in 1904 by Thomas Pangborn who developed the process known as sandblasting, which combines compressed air and sand to clean metal by high-speed particle impact. After Thomas Pangborn sold the company in 1959, Pangborn underwent a series of private ownerships. In 2000, Pangborn’s management implemented an outsourced manufacturing strategy in order to improve operating margins, increase capacity, and reduce working capital requirements. Pangborn completed this transition in November 2000. At this time, Pangborn also exited its North American business of selling private label steel shot, grit and other blasting media.

Products and Services

Pangborn is a provider of complete surface preparation systems, replacement parts and related services for the North American shot-blasting market. Pangborn enjoys a global customer base consisting of over 1,500 customers operating in diverse industries. Among the notable customers for Pangborn are Caterpillar Inc., Structural Steel Services, AM General LLC, Industrial Steel Construction, Canfield & Joseph and Danieli and Co., collectively representing approximately 19.1% of Pangborn’s total gross revenues for the year ended December 31, 2006.

Pangborn’s products and services fall into four major categories:

•       New Equipment—Pangborn markets and sells a complete line of standard blast machines and custom designed systems under the Pangborn brand name. The machines are used for blast cleaning, descaling, deburring, decoring, peening and etching a wide variety of products including ferrous and nonferrous castings, steel sheet, plate and wire, metal fabrications, heat treated forgings, die castings, automotive parts and many others. New equipment designs include barrels, tables, hook, pass-through, grippers, dust collectors, sand reclamation systems and many other custom engineered products.

•       Rebuilds and Retrofits—Pangborn offers rebuild and retrofitting services as an affordable alternative to purchasing new equipment, allowing customers to maximize the life of their current equipment while still maintaining optimum productivity and peak performance.

•       Aftermarket Replacement Parts—Pangborn offers aftermarket replacement parts. Due to the harsh conditions of the surface preparation process, shot-blasting equipment requires frequent servicing and the replacement of parts. The most commonly replaced parts on a shot-blasting machine are those which come in direct contact with the abrasive, such as vanes, impellers, impeller cases, feed spouts and wheel liners. In high volume, continuous processing machines, replacement schedules occur as often as once every two weeks per wheel, with the average machine containing at least four wheels.

•       Service and Warranty Programs—Pangborn provides installation, maintenance and service of its machines throughout their entire useful lives. Pangborn also offers a variety of warranty programs based on customer needs.

The following chart represents Pangborn’s revenues by category of products and services:

2006 Pangborn Revenues by Category

Industry

Pangborn operates in the capital equipment and service industry and, specifically, in the North American shot-blasting market. Pangborn provides its surface preparation products and services to a diverse customer base consisting primarily of foundries and original equipment manufacturers. Due to the nature of Pangborn’s customer base, industry performance is driven by general macroeconomic trends—gross domestic product, capital equipment spending and consumer confidence. As the economy grows, manufacturers of capital equipment experience improved sales and profitability as a result of greater demand. However, performance tends to slightly lag behind that of the general economy.

Pangborn’s management estimates that the shot-blasting market is approximately $170 million annually in North America and approximately $500 million worldwide. The market is a sub-sector of the larger surface preparation industry and is characterized by the sale of new equipment, rebuilds and replacement parts relating to stationary wheel blasting applications. Management believes the size of the overall surface preparation industry represents more than $3 billion in annual revenues worldwide when accounting for the sale of metallic abrasives or shot, portable shot-blasting equipment, air blasting machines and other surface preparation products.

Competitive Strengths

Pangborn’s management believes that Pangborn’s competitive strengths are as follows:

•       Proprietary Knowledge—Over its 100-year history, Pangborn has gained technical know-how, proprietary designs and production information. Further, due to Pangborn’s commitment to innovation and its long history of investing in research and development and collecting empirical data, Pangborn has been awarded 95 critical patents covering a broad range of its products and processes since 1904. We believe this knowledge base and portfolio of intellectual property provides an effective defense for Pangborn’s market position. See the section entitled “—Intellectual Property” for more information about Pangborn’s intellectual property.

•       Installed Base—Pangborn has an installed based of over 3,000 machines worldwide which have an ongoing need for replacement parts. Pangborn is uniquely positioned to provide such parts due to ownership of the design specifications. In addition, this installed base creates a ready market for new equipment as customers expand their operations and replace aged machinery.

•       Barriers to Entry—Due to the inferior profitability generally associated with new equipment sales relative to aftermarket sales and service, we believe Pangborn holds a five to ten year advantage over new entrants in its established markets. New equipment design, manufacturing and installation require significant capital investment and would precipitate sustained losses that we believe serves as a significant deterrent to market entry.

•       Customer Proximity—Pangborn’s geographic proximity to its customers effectively limits the ability of foreign competitors to efficiently service North American customers. Pangborn is able to provide higher levels of customer service and faster turnaround times for replacement parts than its foreign counterparts. Further, Pangborn is able to deliver new equipment at much lower costs than its off-shore competitors due to the costly nature of shipping large surface preparation machines to North America.

•       Outsourced Manufacturing—In 2000, Pangborn moved all new equipment and aftermarket replacement part manufacturing to a network of fabrication partners. Such outsourcing permitted Pangborn to focus solely on the engineering, design and distribution of its products. This focus has permitted Pangborn to run a lean operation, absent high maintenance and capital expenditures related to operating its own foundry.

Business Strategies

Pangborn’s management is focused on strategies to increase market share and improve sales. The following is a discussion of these strategies:

•       Increase Penetration in Core Markets—With capital equipment spending still strong, we believe Pangborn is positioned to benefit from positive industry trends. For example, in 2006, new customers accounted for 55% of new equipment sales, a higher figure than in prior years.

•       Grow Maintenance and Service Business—Management believes that there is a trend for companies to outsource the maintenance and servicing of equipment to reduce costs. We believe the outsourcing of maintenance by companies may lead to increased opportunities for Pangborn to sell maintenance services and replacement parts.

•       Continue to Innovate—We believe the introduction of recent designs, including RAPID-LOC™ and RIM-LOC™ wheels, give Pangborn the opportunity to retrofit both older Pangborn machines and equipment manufactured by competitors. Both wheel designs allow for simpler, faster equipment changes than currently available, thereby increasing manufacturing uptime for Pangborn’s customers.

•       Extend into Ancillary Markets—Pangborn primarily operates in the North American shot-blasting market, a sub-sector of the much larger global surface preparation industry, estimated by management to be more than $3 billion. Management has identified several high-growth, niche surface preparation markets such as aerospace peening, airblast and shipbuilding where Pangborn has the opportunity to significantly expand its product line.

•       Expand Internationally—Pangborn has sold and serviced its machines globally, under prior ownership. Pangborn is re-entering various international markets through aggressive sales and service initiatives. We believe our outsourcing model allows us to enter new markets in a timely and cost-efficient manner. Management also sees potential and viability in expanding its operations into Asia.

Research and Development

Pangborn has established itself as an innovator in the shot-blast market through its extensive research and design capabilities. Over the years, Pangborn has worked closely with customers to identify trends and develop customized machines. Pangborn currently employs a staff of 12 dedicated research, development and applications engineering professionals focused on new product development, continuous product improvement and providing innovative solutions to customers’ shot-blasting needs. Pangborn utilizes its exclusive Customer Technology Center, one of the most advanced simulation and blast test facilities in North America, to develop cleaning solutions that incorporate the optional machine and wheel combination, type and size of abrasive, fixturing, and process times appropriate to each customer’s needs.

Pangborn spent an average of approximately $430,000 annually for research and development in the past three years. See the section entitled “—Intellectual Property” below for more information about Pangborn’s intellectual property.

Customers

Pangborn’s customer base consists of over 1,500 corporations throughout the world, serving a diverse range of industries. The established network of customer relationships has been built, and continues to be strengthened, by Pangborn’s ability to respond quickly to customers’ needs, provide cost efficient solutions and deliver superior product quality. Pangborn has established long-term, non-contractual relationships with a broad range of international manufacturing companies in a variety of industries, including motor vehicles, heavy construction, defense and petroleum, building and bridges, off-highway equipment, and heavy-duty trucks and buses. Pangborn is a preferred supplier to customers such as Boeing, Caterpillar, Ford, General Motors, John Deere, Cifusa, Eaton and Daimler Chrysler. For the year ended December 31, 2006, no single customer accounted for more than 10% of revenues.

Sales and Marketing

Pangborn sells its products worldwide through a combination of direct employees, contract salespeople, manufacturer’s representatives and distributors. Pangborn’s sales force consists of eight employees, two of which handle European customers. Other international customers are serviced either on a direct basis by Pangborn’s North American sales team or through a network of resellers and manufacturer’s representatives that are familiar with Pangborn products and services. For the year ended December 31, 2006, approximately 88.8% of Pangborn’s total revenues were to customers in North America and approximately 11.2% were to customers outside of North America.

Management utilizes a combination of direct mailers, product brochures including technical specifications, in-person meetings, trade show exhibits and the website to promote products and increase brand awareness. In addition, the Customer Technology Center, located in Hagerstown, Maryland, provides Pangborn with another competitive advantage over its competitors by building product confidence through live product demonstrations.

Competition

Pangborn is a supplier of shot-blast equipment to the North American market and currently holds a 20% market share of the North American shot-blast market. We believe that Pangborn machines account for approximately 15% of the estimated 20,000 shot-blast machines globally.

Pangborn’s largest competitor is Wheelabrator, which Pangborn’s management estimates holds a 45% market share of the North American shot-blast market. The competitive factors are primarily equipment design, reliability, manufacturing cost, aftermarket services and shipping costs.

Suppliers

In 2000, Pangborn completed the outsourcing of its manufacturing operations, essentially becoming an engineering, design and distribution firm. By leveraging its network of third-party foundry and fabrication partners, Pangborn has significantly reduced its operating costs and working capital requirements. Pangborn utilizes a network of six qualified foundries, fabricators, and other suppliers, four of which are located in the United States, to provide the parts, equipment and services that are sold to customers. Pangborn does not have any long-term supply contract with any of its suppliers and is not dependent on any single supplier.

Intellectual Property

Pangborn has filed for and obtained patents and trademarks. Pangborn’s portfolio of intellectual property currently consists of two active patents in the United States which will expire in 2011. Pangborn does not believe its patents are significant to its business. Pangborn also has seven trademarks registered in multiple countries. Pangborn has several domestic and international patents pending related to RAPID-LOC™ and RIM-LOC™, its most recent shot-blast design innovations.

Facilities

Pangborn conducts its North American operations from its corporate headquarters located in Hagerstown, Maryland, which includes approximately 323,802 square feet of commercial space on approximately 13.8 acres. Pangborn owns the Hagerstown, Maryland facility and leases approximately 104,000 square feet of warehouse and distribution facilities located in Georgetown, South Carolina. European operations are conducted from leased office space in Chester, England and Istanbul, Turkey.

Environmental and Health and Safety Matters

Pangborn monitors, on a consistent basis, its compliance with environmental regulations and believes that it is in compliance with all applicable laws and regulations.

Legal Proceedings

Pangborn is, from time to time, a party to various legal proceedings arising out of the ordinary course of business. Pangborn cannot predict the outcome of any future lawsuits, legal proceedings and claims.

A wholly-owned subsidiary of Pangborn is a defendant in lawsuits by plaintiffs alleging that they suffer from silicosis relating to exposure to silica from products sold by Pangborn Corporation. In many of these cases, Pangborn Corporation typically is one of more than 50 defendants. These lawsuits typically allege that silicosis resulted in part from alleged emissions from use of products manufactured by Pangborn Corporation. Pursuant to the acquisition agreement of Pangborn Corporation from BP America (as successor to Carborundum) in 1986, BP America (as successor to Carborundum) retained all liabilities, including costs of defending claims, resulting from Pangborn Corporation’s products sold prior to 1986. Nevertheless, Pangborn could potentially be liable for losses or claims if BP America fails to meet its obligations of the 1986 asset purchase agreement or if claims or losses resulting from equipment sold after 1986. BP America has handled the defense of all cases or claims relating to silicosis and, to date, Pangborn has not incurred any liabilities or costs with respect to these lawsuits. Consistent with the experience of other companies involved in silicosis litigation, there has been an increase in the number of asserted claims that could potentially involve Pangborn. Pangborn’s management cannot determine the potential liability, if any, for such claims, in part because the defendants in these lawsuits are often numerous and the claims generally do not specify the amount of damages sought.

On July 4, 2003, a subsidiary of Pangborn, Pangborn Corporation, filed a trademark infringement lawsuit against Pangborn Europe S.P.A., a subsidiary of Wheelabrator Corporation, in the Court of Milan for Pangborn Europe’s use of the Pangborn and Rotoblast trademarks in Italy. Pangborn Corporation’s suit seeks an injunction against Pangborn Eurpope’s use of the Pangborn and Rotoblast marks.

While the outcome of the legal proceedings cannot be predicted with any certainty at this time, Pangborn’s management does not believe that the ultimate disposition of any pending legal matters will have a material adverse effect on Pangborn’s financial condition, business and results of operations.

Capital Structure

See the section entitled “The Acquisition of and Loans to Our Initial Businesses—Pangborn” for information about Pangborn’s capital structure and the shares to be acquired in this offering. See the section entitled “—Employees” below for more information about Pangborn’s outstanding options.

Employees

As of July 31, 2007, Pangborn employed approximately 73 people of whom approximately 67 were located at the corporate headquarters in Hagerstown, Maryland, the warehouse facilities in Georgetown, South Carolina, or in field offices in North America. Pangborn also employed three individuals in the United Kingdom and three in Turkey. Pangborn has experienced extremely low turnover, with more than 67% of the employees having an average tenure with Pangborn of at least five years. None of the Pangborn’s employees are currently operating under a collective bargaining agreement, and management believes that its relations with its employees are good.

Upon the acquisition of Pangborn, all of Pangborn’s equity incentive plans, including restricted unit or similar plans will be terminated. However, our businesses may implement phantom unit or similar plans in the future in order to align the interests of the management teams of our businesses with those of our shareholders.

MANAGEMENT

Board of Directors, Executive Officers

The directors and officers of the company and their ages and positions as of July 31, 2007, are set forth below:

Directors, Named Executive Officers	Age	Position
Andrew M. Bursky(4)	50	Chairman of the Board and Chief Executive Officer
Arnold W. Donald(2) (5) (7) (9)	52	Director
Timothy J. Fazio(4)	34	President and Director
Richard C. Gozon(2) (5) (7) (9) (10)	68	Director
Barbara S. Thomas(1) (5) (6) (8) (9)	52	Director
David I. J. Wang(3)	75	Director
Ronald C. Whitaker(3) (5) (6) (7) (9)	59	Director
John S. Wolf(1) (6) (7) (9)	58	Director
Henry C. Newell	49	Chief Financial Officer and Secretary
Philip E. Schuch	42	Chief Accounting Officer

          (1) Class I director.

          (2) Class II director.

          (3) Class III director.

          (4) Manager’s appointed directors.

          (5) Member of the company’s audit committee.

          (6) Member of the company’s compensation committee.

          (7) Member of the company’s nominating and corporate governance committee.

          (8) Audit committee financial expert.

          (9) Independent director.

    (10) Lead independent director.

The following biographies describe the business experience of the company’s current directors and executive officers.

Board of Directors and Executive Officers

Andrew M. Bursky.   Mr. Bursky has been the Chairman and Chief Executive Officer of the company since its inception on December 26, 2006. Since June 2002, Mr. Bursky has also been a Managing Partner of Atlas Holdings, a private investment firm. From 1999 to April 2002, Mr. Bursky was a Managing Partner of Pegasus Capital Advisors, L.P., or Pegasus, a private investment firm with approximately $800 million of committed equity capital. Mr. Bursky joined Pegasus in 1999 after 19 years with Interlaken Capital, Inc., or Interlaken. Mr. Bursky was one of the founding principals and the Senior Managing Director of Interlaken. While at Interlaken, Mr. Bursky was responsible for all investments and business development activity, with a primary focus on industrial manufacturing and distribution, business services, financial services and distribution. Mr. Bursky serves on the boards of a number of public and private companies, including BE&K Inc., Atlas Industrial Services LLC, Wood Resources LLC, Finch Paper Holdings LLC, Metal Resources LLC, Forest Resources LLC,, CanAmPac ULC and Capital Equipment Resources LLC. In addition, Mr. Bursky serves as a Trustee of the Eisenhower Fellowships, the Skin Cancer Foundation,

and Washington University in St. Louis. Mr. Bursky is a graduate of Washington University in St. Louis where he received a B.A. in Economics, a B.S. in Engineering and an M.S. in chemical engineering and Harvard Business School where he received an M.B.A.

Arnold W. Donald.   Mr. Donald has served as President and Chief Executive Officer of The Juvenile Diabetes Research Foundation International since January 2006. From March 2002 to May 2005, Mr. Donald was the Chairman of the Board of Merisant Company, or Merisant, a manufacturer and marketer of tabletop sweetener products, including the Equal® and Canderel® brands. From March 2000 to March 2003, he was also the Chief Executive Officer of Merisant. Prior to joining Merisant, Mr. Donald was Senior Vice President of Monsanto Company, a developer of agricultural products and consumer goods, and President of its nutrition and consumer sector. Mr. Donald serves on the board of directors of Carnival Corporation, Crown Cork & Seal Company, Inc., The Laclede Group, Oil-Dri Corporation of America and The Scotts Company. He also serves on the boards of Carleton College, Dillard University, Washington University in St. Louis and the St. Louis Art Museum. Mr. Donald is a graduate of Carlton College where he received a B.A. in economics, Washington University in St. Louis where he received a M.S. in mechanical engineering and the University of Chicago Graduate School of Business where he received an M.B.A. in finance and international business.

Timothy J. Fazio.   Mr. Fazio has been a Director and the President of the company since its inception on December 26, 2006. Since January 2002, Mr. Fazio has also been a Managing Partner of Atlas Holdings, which he co-founded with Mr. Bursky. From June 1999 to January 2002, Mr. Fazio was Vice President and a Principal at Pegasus Capital Advisors, L.P., or Pegasus, where he focused on investments in businesses facing complex financial and operational challenges. Prior to joining Pegasus, Mr. Fazio was a Vice President at Interlaken Capital, Inc. Mr. Fazio serves on the boards of Atlas Industrial Services LLC, Finch Paper Holdings LLC, Metal Resources LLC, Forest Resources LLC, CanAmPac ULC, Capital Equipment Resources LLC, and Wood Resources LLC. Mr. Fazio is a graduate of the College of Arts and Sciences and the Wharton School of Business at the University of Pennsylvania where he received a B.A. in international relations and a B.S. in economics.

Richard C. Gozon.   Mr. Gozon served as Executive Vice President of Weyerhaeuser Company, an international forest products company, and Chairman of North Pacific Paper Company, a joint venture between Weyerhauser Company and Nippon Paper Industries, from June 1994 until his retirement in 2002. Prior to joining Weyerhauser Company, Mr. Gozon was a Director, President and Chief Operating Officer of Alco Standard Corporation. Mr. Gozon currently serves as Chairman of the Board of AmerisourceBergen Corporation, a Director of UGI Corporation, AmeriGas Partners L.P. and lead Director of Triumph Group, Inc. He is also a member of the Board of Trustees of Thomas Jefferson University. Mr. Gozon holds a B.A. from Valparasio University.

Barbara S. Thomas.   Ms. Thomas has served as Senior Vice President of HBO Sports since September 2000 and Chief Financial Officer since December 1998. Previously, she had been Senior Vice President, Operations and Finance for HBO Sports since August 1997 and Vice President, sports program planning and finance for HBO since August 1994. Before joining HBO, Ms. Thomas was an Assistant Controller for the Dino DeLaurentiis Corporation, a production company. Earlier, she worked as an auditor and tax accountant at Price Waterhouse. Currently, Ms. Thomas serves on the Board of Trustees at both the Roundabout Theatre in New York City and Washington University in St. Louis. Ms. Thomas is a certified public accountant and holds an M.B.A. from Northwestern University.

David I. J. Wang.   Mr. Wang has worked closely with Atlas Holdings for the past nine years in a variety of advisory roles. Mr. Wang retired from International Paper Company in 1991 as Executive Vice President and Director. Prior to joining International Paper, Mr. Wang was with Union Carbide Corporation in various capacities, including Director of Corporate Development and Vice President of the coatings and solvents division. Mr. Wang currently serves on the boards of several corporations, including

BE&K Inc., Finch Paper Holdings LLC, Metal Resources LLC, Forest Resources LLC and Wood Resources LLC. Mr. Wang is a graduate of George Washington University where he received a B.A. in mechanical engineering, and The Georgia Institute of Technology where he received an M.S. in mechanical engineering. He is a trustee of the Eisenhower Fellowships, the Southern Poverty Law Center and the Robert F. Kennedy Memorial. He also serves on the advisory boards of George Washington University and the Coalition of Immokalee Workers.

Ronald C. Whitaker.   Mr. Whitaker is currently Chief Executive Officer and President of Hyco, Inc., a manufacturer of hydraulic cylinders. Prior to joining Hyco, Inc. in 2003, Mr. Whitaker served as a Director, Chief Executive Officer and President of Strategic Distribution, Inc., a publicly traded distributor of maintenance and repair parts and provider of inventory management services from 2000 to 2003. In addition, Mr. Whitaker has provided executive leadership to successful turnaround situations, serving as Chief Executive Officer and President of Johnson Worldwide, a worldwide producer of sporting goods, from 1996 to 2000, Chief Executive Officer and President to EWI, (Studebaker), Inc. from 1995 to 1996 and Chairman, Chief Executive Officer and President of Colt Manufacturing Co., Inc. from 1992 to 1995. Mr. Whitaker served as Chief Executive Officer and President of Wheelabrator Corporation from 1987 to 1992. Mr. Whitaker serves as a Director for Strategic Distribution, Inc., Metal Resources LLC and Capital Equipment Resources LLC. Mr. Whitaker is a graduate of the College of Wooster where he received a B.A. in economics and Amos Tuck at Dartmouth College where he received an MBA.

John S. Wolf.   Ambassador Wolf is President and a trustee of the Eisenhower Fellowships, a nonpartisan nonprofit organization founded in 2004 that fosters international understanding and cooperation by promoting exchanges of ideas and perspectives among emerging leaders throughout the world. Prior to his appointment, Mr. Wolf served in the Department of State, joining the Foreign Service in 1970. He was Ambassador to Malaysia from 1992 to 1995 and in 1997 was confirmed as Ambassador to Asia-Pacific Economic Cooperation or APEC, which provides a forum for facilitating growth, cooperation, trade and investment in the Asia-Pacific region. Mr. Wolf was named Assistant Secretary for Nonproliferation in 2001, and Chief of the U.S. Coordinating and Monitoring Mission for the Middle East peace process in 2003. Mr. Wolf was a Mid-Career Fellow at the Woodrow Wilson School, Princeton University. He won the President’s Meritorious Service Award in 1992 and 2000, the Asian-Pacific Council of American Chamber of Commerce APCAC award in 1996 and the Department of State’s Charles E. Cobb Jr. Award for Initiative and Success in Trade Development in 1993. Mr. Wolf holds a B.A. from Dartmouth and is a Mid-Career Fellow at the Woodrow Wilson School, Princeton University.

Henry C. Newell.   Mr. Newell has been the Chief Financial Officer of the company since its inception on December 26, 2006. Mr. Newell also served as the Chief Financial Officer for Forest Resources LLC from 2005 to May 2007. Mr. Newell was the Chief Financial Officer for Packaging Dynamics Corporation, a public flexible packaging company from 2002 to 2005. Mr. Newell has twenty years experience in the Paper and Packaging sector. From 1988 to 2002, Mr. Newell was with James River Corporation, Fort James Corporation and Georgia Pacific Corporation through a series of mergers and acquisitions. Mr. Newell has extensive financial and operational experience gained by serving as Controller for the Paperboard and Fiber Division of James River Corporation, General Manager for the pulp and wood business of Fort James Corporation and leadership roles in the integration of business operations. Mr. Newell began his career as an officer in the U.S. Army. Mr. Newell is a graduate of the University of Florida where he received a B.S.B.A. in management and Wake Forest University where he received a MBA.

Philip E. Schuch.   Mr. Schuch has been the Chief Accounting Officer of the company since its inception on December 26, 2006. Mr. Schuch joined Atlas Holdings in 2003 as a Principal. Mr. Schuch also serves as the Chief Financial Officer of Atlas Holdings, manages all financial accounting due diligence, is actively involved in accounting matters at all Atlas affiliated entities and also serves as Chief Accounting Officer or Chief Financial Officer in certain Atlas affiliated entities and holding companies. Prior to joining Atlas Holdings, Mr. Schuch was employed at Ernst & Young LLP for over 14 years and was a Principal with the firm’s Transaction Support group participating in over 100 domestic and foreign due diligence engagements for private equity investor groups and strategic buyers. Mr. Schuch has had active participation in company financings and significant involvement in fraud/litigation engagements including numerous projects involving the United States Department of Justice. Mr. Schuch is a Certified Public Accountant, holds a B.S.B.A. from West Virginia University.

Board of Directors Structure

Initially, our board of directors will be comprised of eight directors, all of whom have been appointed by our manager, as holder of the allocation shares, and at least five of whom will be the company’s independent directors. Following this initial appointment, six of the directors will be elected by our shareholders.

The LLC agreement provides that our board of directors must consist at all times of at least a majority of independent directors, and permits our board of directors to decrease or increase the size of our board of directors to no less than five or up to thirteen directors, respectively. Further, our board of directors will be divided into three classes serving staggered three-year terms. The terms of office of Classes I, II and III expire at different times in annual succession, with one class being elected at each year’s annual meeting of members. Ms. Thomas and Mr. Wolf will be members of Class I and will serve until the 2008 annual meeting, Messrs. Donald and Gozon will be members of Class II and will serve until the 2009 annual meeting and Messrs. Whitaker and Wang will be members of Class III and will serve until the 2010 annual meeting. Messrs. Donald, Gozon, Whitaker and Wolf and Ms. Thomas will be the company’s independent directors.

Pursuant to the LLC agreement, as holder of the allocation shares, our manager has the right to appoint two directors to our board of directors, subject to adjustment, on a continuing basis. Any appointed director will not be required to stand for election by the shareholders. Mr. Bursky, our Chief Executive Officer, and Mr. Fazio, our President, will initially serve as our manager’s appointed directors. See the section entitled “Description of Shares—Voting and Consent Rights—Appointed Directors” for more information about our manager’s rights to appoint directors.

The LLC agreement requires our board of directors to take action at a meeting by an affirmative vote of at least a majority of directors, or without a meeting if a consent to that action is signed or transmitted electronically by the chairman of the board and at least 85% of the remaining directors. No director elected by our shareholders, including any independent director, may be removed from office by our shareholders without the affirmative vote of the holders of 85% of the outstanding shares. An appointed director may be removed only by our manager. All directors will hold office until the earlier of the election and qualification of their successors or until their death, resignation or removal. Vacancies will be filled by a majority vote of the directors then in office. Upon the occurrence of a vacancy due to the death, resignation or removal of the director appointed by our manager, our manager will appoint a new director to fulfill such director’s term on our board of directors.

Committees of the Board of Directors

Our board of directors will, upon the consummation of this offering, designate the following standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate pursuant to a charter that will be approved by our board of directors. In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

Audit Committee

The audit committee will be comprised of not fewer than three and not more than seven independent directors who will meet all applicable independence requirements of the Nasdaq Global Market and will include at least one “audit committee financial expert,” as defined by applicable SEC rules and regulations.

The audit committee will be responsible for, among other things:

•       appointing, retaining and overseeing our independent accountants;

•       assisting our board of directors in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements;

•       reviewing and approving the calculation of profit allocation when it becomes due and payable;

•       reviewing and approving the plan and scope of the internal and external audit of our financial statements;

•       pre-approving any audit and non-audit services provided by our independent auditors;

•       approving the fees to be paid to our independent auditors;

•       reviewing with our Chief Executive Officer and Chief Financial Officer and independent auditors the adequacy and effectiveness of our internal controls;

•       preparing the audit committee report included in our public filings with the SEC; and

•       reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Messrs. Donald, Gozon, and Whitaker and Ms. Thomas will serve on the company’s audit committee. Ms. Thomas will serve as the chair of the audit committee and as the audit committee financial expert.

Compensation Committee

The compensation committee will be comprised entirely of independent directors who meet all applicable independence requirements of the Nasdaq Global Market. In accordance with the compensation committee charter, all or a majority of the members will be outside directors as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and non-employee directors within the meaning of Section 16 of the Exchange Act and the SEC rules and regulations promulgated thereunder. The responsibilities of the compensation committee will include:

•       responsibility for annually reviewing the calculation of the management fee which encompasses the compensation of our Chief Executive Officer, President and Chief Accounting Officer;

•       determining and approving the compensation of employees of the company serving as executive officers, including our Chief Financial Officer;

•       granting rights to indemnification and reimbursement of costs and expenses to our manager and any seconded individuals;

•       reviewing the compensation information and compensation discussion and analysis included in our filings with the SEC;

•       preparing the compensation committee report included in our public filings with the SEC; and

•       making recommendations to our board of directors regarding equity-based and incentive compensation plans, policies and programs.

Ms. Thomas and Messrs. Whitaker and Wolf will serve on the company’s compensation committee. Mr. Whitaker will serve as the chair of the compensation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be comprised entirely of independent directors who will meet all applicable independence requirements of the Nasdaq Global Market. The nominating and corporate governance committee will be responsible for, among other things:

•       recommending the number of directors to comprise our board of directors;

•       identifying and evaluating individuals qualified to become members of our board of directors, other than our manager’s appointed directors;

•       reviewing director nominees that are nominated by shareholders;

•       reviewing conflicts of interest that may arise between the company and our manager;

•       recommending to our board of directors the director nominees for each annual shareholders’ meeting, other than our manager’s appointed directors;

•       recommending to our board of directors the candidates for filling vacancies that may occur between annual shareholders’ meetings, other than our manager’s appointed directors;

•       reviewing director compensation and processes, self-evaluations and policies;

•       overseeing compliance with our code of ethics and conduct by our officers and directors and our manager;

•       monitoring developments in the law and practice of corporate governance; and

•       approving any transactions with related persons.

Messrs. Donald, Gozon, Whitaker and Wolf will serve on the company’s nominating and corporate governance committee. Mr. Donald will serve as the chair of the nominating and corporate governance committee.

Lead Independent Director

If at any time the Chairman of our board of directors is not an independent director, the independent directors on the board of directors will designate, by at least a majority vote, one of the independent directors then on the board of directors to serve as the lead independent director. The lead independent director will:

•       consult with and act as liaison between the board of directors and the Chairman;

•       coordinate the activities of the independent directors;

•       coordinate the agenda for and preside over sessions of the independent directors and other non-management directors;

•       serve as a contact for interested parties to express opinions and concerns to the independent directors and the non-management directors;

•       provide the Chairman with input as to the preparation of the agendas for the board of directors and committees of the board of directors;

•       advise the Chairman as to the quality, quantity and timeliness of the flow of information from our management that is necessary for the independent directors to effectively and responsibly perform their duties;

•       meet with any director who is not adequately performing his or her duties as a director; and

•       otherwise consult with the Chairman and our management on matters relating to corporate governance and board of directors performance matters.

In performing the duties described above, the lead independent director is expected to consult with the chair of any committees of the board of directors and solicit their participation in order to avoid diluting the authority or responsibilities of such committee. If the Chairman is an independent director, then he or she shall perform the functions otherwise assigned to the lead independent director. Mr. Gozon has been designated as the lead independent director.

Indemnification of Officers and Directors

Our organizational documents allow us to indemnify our officers and directors to the fullest extent permitted by the DGCL. In addition, we will provide indemnification for our directors for third-party actions and actions by or in the right of the company that mirror Section 145 of the DGCL.

In addition, we intend to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person’s status as such, and related expenses, whether or not the company would have the power to indemnify such person against such liability under the DGCL. We also have and intend to maintain director and officer liability insurance, if available on reasonable terms.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation of Directors

Directors of the company are not entitled to compensation for their services prior to this offering. Each independent director (i.e., directors who are not appointed by our manager or do not serve as executive officers) will receive the following compensation following the completion of this offering:

Annual Cash Retainer—Each independent director will receive an annual cash retainer of $30,000 and our independent lead independent director will receive an annual cash retainer of $60,000. The annual cash retainer is generally paid during the first week of January. The annual cash retainer for the calendar year of the offering will be paid on a pro-rata basis as soon as reasonably practicable following the closing of this offering. Directors will receive no additional compensation for attending any board or committee meetings.

Common Share Award—Each independent director will annually receive an award of fully-vested common shares during the first week of January. The number of shares under the award will be equal to $20,000 divided by the closing stock price of our common shares on the Nasdaq Global Market on the first trading day of the then current year. The common share award for the calendar year of the offering will be granted on a pro-rata basis as soon as reasonably practicable following the completion of closing this offering using the public offering price set forth on this filing. Amounts attributed to fractional interests will be paid in cash. Dividends on common share awards will be paid to the directors at all times. Awards to independent directors will be granted under the company’s 2007 Omnibus Common Share Incentive Plan.

Committee Chair Retainer—The chairs of the audit committee, nominating and corporate governance committee and compensation committee will also each receive an additional annual cash retainer of $10,000, $5,000 and $7,500, respectively, payable in equal quarterly installments. The committee chair retainer for the fiscal year of the offering will be paid on a pro-rata basis, with the first payment being made as soon as reasonably practicable after the closing of this offering.

Reimbursements—We will reimburse our directors for all reasonable out-of-pocket expenses incurred in connection with attending board meetings or otherwise in accordance with the policies of the company as in effect from time to time.

Executive Officers of the Company

As of the date of this offering, the company’s only employees will be our Chief Financial Officer and his staff other than our Chief Accounting Officer. In accordance with the terms of the management services agreement, our manager will second to us our Chief Executive Officer, President and Chief Accounting Officer. Our board of directors has designated the Chief Executive Officer, President and Chief Accounting Officer to be executive officers of the company for federal securities law purposes. Although each of the Chief Executive Officer, President and Chief Accounting Officer will be employees of our manager or an affiliate of our manager, each will report directly, and be subject, to our board of directors. Our manager and our board of directors may agree from time to time that our manager will second to the company one or more additional individuals to serve as officers or non-officer employees of the company, upon such terms as our manager and our board of directors may mutually agree.

The services performed for the company by our Chief Executive Officer, President and Chief Accounting Officer will be provided solely at our manager’s cost, including the compensation of our Chief Executive Officer, President and Chief Accounting Officer and other personnel providing services pursuant to the management services agreement.

See the section entitled “Management Services Agreement—Secondment of Our Chief Executive Officer, President and Chief Accounting Officer” for more information about the executive officers of the company.

Compensation Committee Interlocks and Insider Participation

Since December 26, 2006, no director of the company who is a member of the compensation committee was an officer or employee of the company or participated in any related person transactions with the company other than Mr. Whitaker who is a member of the Pangborn selling group. See the sections entitled “Principal Shareholders/Share Ownership of Directors and Executive Officers—Our Initial Businesses” and “Certain Relationships and Related Persons Transactions” for more information on Mr. Whitaker’s ownership in Pangborn. Since December 26, 2006, no executive officer of the company has served as (i) a member of the compensation committee (or other board committees performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers serves on our board of directors of the company, or (ii) a director of another entity, one of whose executive officers serves on our board of directors of the company.

Compensation Discussion and Analysis

The compensation committee of our board is responsible for approving the nature and amount of compensation paid to, and the employment agreements entered into with, our named executive officers who are employees of the company (currently only the company’s Chief Financial Officer). The compensation committee will approve and evaluate the company’s compensation program, as initially described below, and will administer the company’s short- and long-term incentive plans.

We have not compensated Mr. Newell for his services as Chief Financial Officer. To date, Mr. Newell has received compensation only for his services as an employee of Forest. Upon the closing of this offering, Mr. Newell will resign as an employee of Forest and enter into an employment agreement with us, the terms of which have not been finalized. It is anticipated that Mr. Newell will receive an annual salary, an annual bonus opportunity and long-term incentive compensation, as further discussed below under “Elements of Compensation.”

The company will not compensate Andrew M. Bursky, Timothy J. Fazio or Philip E. Schuch for their services as Chief Executive Officer, President or Chief Accounting Officer, respectively. As employees of our manager, Messrs. Bursky, Fazio and Schuch will be paid for their services solely by our manager, which compensation will be funded by the management fee we pay to our manager. The compensation committee reviews the management fee paid to our manager on an annual basis, but not the compensation paid by the manager to these other named executive officers. Consequently, our compensation committee does not consider the compensation our manager pays to these executives as part of our executive compensation policies, programs or awards.

Elements of Compensation

Our initial executive compensation program following the completion of this offering will consist of the following components:

Base Salary—As noted above, the base salary for our Chief Financial Officer will be determined as part of his new employment agreement with us. Thereafter, the compensation committee will determine the base salary levels for our executive officer or officers taking into account the executive officer’s performance and level of responsibility with our company and will review base salary in light of a total compensation program that is designed to be competitive with the industry in which we operate. In establishing our total compensation package, we may review the executive compensation practices at other comparably sized companies operating within our industry. We intend to review base salaries annually.

Annual Bonus—We will establish an annual bonus program under which bonuses may be awarded to our Chief Financial Officer. The compensation committee will be responsible for administering this program and making all determinations under it. Bonus awards are intended to compensate our Chief Financial Officer for achieving financial, operational and individual goals. The annual bonus program is intended to directly tie the compensation of our Chief Financial Officer to our performance. The compensation committee will set the performance objectives for each year. The performance objectives have not yet been set for 2007. The actual amount to be paid will be determined by the committee after it reviews whether the performance goals have been attained.

Long Term Incentive Plan—As described in more detail under “2007 Omnibus Share Incentive Plan”, we intend to adopt an equity incentive plan prior to completion of this offering. The compensation committee believes it is important for executive officers to have a significant percentage of their total compensation tied to the performance of the company’s common shares and that incentive compensation also serve as a retention tool through the use of a vesting schedule. It is anticipated that the Chief Financial Officer will be granted cash-based common share appreciation rights at or as soon as practicable following the commencement of his employment with us and, occasionally, following a significant change in job responsibilities or to meet other special retention or performance objectives.

Compensation of Named Executive Officers

Our Chief Executive Officer, President and Chief Accounting Officer are employed by our manager and are seconded to the company. Our manager, and not the company, pays all compensation to our executive officers who are seconded to us under the management services agreement. We do not reimburse our manager for the compensation paid to our Chief Executive Officer, President or Chief

Accounting Officer. We pay our manager a quarterly management fee, and the manager will use the proceeds from the management fee, in part, to pay compensation to Messrs. Bursky, Fazio and Schuch. Accordingly, only compensation information for Mr. Newell is provided in the table below.

The following table sets forth the compensation paid or accrued with respect to our Chief Financial Officer from December 26, 2006 through December 31, 2006. See the section entitled “Certain Relationships and Related Persons Transactions” for more information about Messrs. Bursky’s and Fazio’s compensation arrangements.

Summary Compensation Table

Name and Principal Position	Year	Salary		Bonus		Option Awards		All Other Compensation		Total
Andrew M. Bursky	12/31/2006	$—	(1)	—	(1)	—	(1)	—	(1)	—	(1)
Chief Executive Officer and Chairman
Timothy J. Fazio	12/31/2006	$—	(2)	—	(2)	—	(2)	—	(2)	—	(2)
President and Director
Henry C. Newell	12/31/2006	$—	(3)	—	(3)	—	(3)	—	(3)	—	(3)
Chief Financial Officer and Secretary
Philip E. Schuch	12/31/2006	$—	(4)	—	(4)	—	(4)	—	(4)	—	(4)
Chief Accounting Officer

(1)             Andrew M. Bursky, our Chief Executive Officer, is seconded to us by our manager and does not receive any form of compensation directly from us. We pay our manager a quarterly management fee, and our manager uses the proceeds from the management fee, in part, to pay compensation to Mr. Bursky. Therefore, no compensation information for Mr. Bursky is provided in the above compensation table.

(2)             Timothy J. Fazio, our President, is seconded to us by our manager and does not receive any form of compensation directly from us. We pay our manager a quarterly management fee, and our manager uses the proceeds from the management fee, in part, to pay compensation to Mr. Fazio. Therefore, no compensation information for Mr. Fazio is provided in the above compensation table.

(3)             As of December 31, 2006, Mr. Newell, our Chief Financial Officer, was an employee of one of our initial businesses. Accordingly, no compensation was paid or accrued by the company from December 26, 2006 to December 31, 2006 and the company will not be liable for payment or reimbursement of any compensation paid to Mr. Newell with respect to this period. Under Mr. Newell’s employment agreement with Forest, he was entitled to an annual base salary of $175,000 per year and an annual bonus opportunity of up to 75% of his base salary.

(4)             Philip E. Schuch, our Chief Accounting Officer, is seconded to us by our manager and does not receive any form of compensation directly from us. We pay our manager a quarterly management fee, and our manager uses the proceeds from the management fee, in part, to pay compensation to Mr. Schuch. Therefore, no compensation information for Mr. Schuch is provided in the above compensation table.

Other Compensation

The company does not provide any nonqualified deferred compensation arrangements or qualified or non-qualified pension plans to our named executive officers. The named executive officers were not granted any stock options or other equity-based awards with respect to our common stock during the period from December 26, 2006 to December 31, 2006. As of December 31, 2006, the named executive officers did not hold any stock options or other equity-based awards with respect to our common stock.

Our Management

The management teams of each of our businesses will report to our board of directors through our Chief Executive Officer and Chief Financial Officer and operate each business and be responsible for its profitability and internal growth. In addition, the company intends to establish subsidiary boards of directors with respect to some or all of its businesses. The purpose of these subsidiary boards of directors will be to provide advice and counsel to the management teams of our businesses, as well as our board of directors. In addition, from time to time, our board of directors may elect to vest or delegate certain additional oversight responsibilities in the subsidiary board of directors for a particular business. However, at all times, the governance responsibility and authority for the consolidated company and our businesses will be solely and exclusively the responsibility of our board of directors. Further, our board of directors and our Chief Executive Officer and Chief Financial Officer will have responsibility for overall corporate strategy, acquisitions, financing and investor relations. Our Chief Executive Officer and Chief Financial Officer will call upon the resources of our manager to operate the company. See the section entitled “Management Services Agreement—Secondment of Our Chief Executive Officer, President and Chief Accounting Officer” for further information about our executive officers.

2007 Omnibus Common Share Incentive Plan

Prior to completion of this offering, our board of directors intends to adopt the Atlas Industries Holdings LLC 2007 Omnibus Common Share Incentive Plan, or the Plan, which will become effective upon the closing of this offering. The purposes of the Plan are to attract, reward and retain highly competent persons as directors and employees of the company and its businesses, to align the interests of these individuals with those of the company’s shareholders and to promote the success of the company. We anticipate the following to be material terms of the plan. The final terms may differ.

Types of Awards—The Plan will allow any of the following types of awards, to be granted alone or in tandem with other awards:

Options—Options granted under the Plan will be nonstatutory options that will not satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). Award agreements for options may include rules for exercise of the options after termination of service. Options may not be exercised unless they are vested, and no option may be exercised after the end of the term set forth in the award agreement.

Restricted Common Shares—Restricted common shares are common shares that are subject to restrictions, including a prohibition against transfer and a risk of forfeiture, until the end of a “restricted period” during which the grantee must satisfy certain vesting conditions. If the grantee does not satisfy the vesting conditions by the end of the restricted period, the restricted common shares will be forfeited or will be repurchased by us at the common share’s issuance price if the restricted common shares were originally purchased by the grantee. During the restricted period, the holder of restricted common shares will be the rights and privileges of a regular shareholder, except that the restrictions set forth in the applicable award agreement apply.

Restricted Common Share Units—A restricted common share unit entitles the grantee to receive common shares or cash based on the value of the common shares after a “restricted period” during which the grantee must satisfy certain vesting conditions. If the grantee does not satisfy the vesting conditions by the end of the restricted period, any restricted common share units held by such individual will be forfeited.

Common Share Appreciation Rights—A common share appreciation right entitles the grantee to receive, with respect to a specified number of common shares, any increase in the value of the common shares from the date the award is granted to the date the right is exercised. Under the Plan, all common share appreciation rights can be settled in cash or common shares at the discretion of the compensation committee. Award agreements for common share appreciation rights may include rules for exercise of the common share appreciation rights after termination of service.

Common Share Dividend Equivalents Right—A common share dividend equivalent right entitles the grantee to receive, with respect to a specified number of common shares subject to an option or common share appreciation right, cash, common shares, other awards or other property equal in value to dividends paid with respect to such specified number of shares of common shares. Rights may be deemed to be reinvested in additional common shares, which may thereafter accrue additional dividend equivalents. Any such reinvestment shall be at fair market value on the date of reinvestment. Dividend equivalents may be settled in one or more installments. The terms of any dividend equivalent rights, including the time and form of payment, will be determined by the compensation committee consistent with applicable tax laws.

Other Equity-Based Awards—The Plan also authorizes the compensation committee to grant other types of equity-based compensation.

Administration—The Plan will be administered by the compensation committee or a subcommittee thereof. The Plan gives the compensation committee discretion to make awards under the Plan, to set the terms of award agreements (including the type and amount of any award), to establish rules for the interpretation and administration of the Plan, and to make other determinations and take other actions consistent with the terms and purposes of the Plan. The compensation committee may delegate to one or more of our executive officers the authority to select individuals (other than executive officers) to receive awards under the Plan and to determine the amount and types of awards granted to individuals who are selected.

Eligibility—Only independent directors, employees of the company and executive officers, senior officers and other key executive and management employees of our businesses will be eligible to receive awards under the Plan.

Common Shares Available for Awards—Up to           common shares may be issued pursuant to awards granted under the Plan. Awards other than options and restricted stock may be settled in a form other than common shares, such as cash. In any year, an eligible individual may receive awards with respect to no more than                 common shares. If an award is to be settled in a form other than common shares, the number of common shares on which the award is based will count toward the limit. The Plan authorizes the compensation committee to adjust the limit on the number of common shares available for awards (up or down) in response to changes in the number of outstanding common shares, such as distributions payable in common shares, common share splits, combinations, and reclassifications. Also, in response to certain extraordinary events (such as extraordinary distributions or a merger or spinoff), the compensation committee may provide for cash payments or award substitutions to reflect consideration received by shareholders.

Vesting and Performance Objectives—Awards under the Plan are forfeitable until they become vested. An award will become vested only if the vesting conditions set forth in the award agreement (as determined by the compensation committee) are satisfied. The vesting conditions may include performance of services for a specified period, achievement of “Performance Objectives” (as described below), or a combination of both. The compensation committee also has authority to provide for accelerated vesting upon occurrence of an event such as a change in control. Performance Objectives selected by the compensation committee as vesting conditions will be based on one or more of the following performance measures: increasing net sales, achieving a target level of earnings (including gross earnings; earnings before certain deductions, such as interest, taxes, depreciation, or amortization; or earnings per common share), achieving a target level of income (including net income or income before consideration of certain factors, such as overhead) or a target level of gross profits, achieving a target return on capital, assets, or shareholders’ equity, maintaining or achieving a target level of appreciation in the price of our common shares, increasing market share to a specified target level, achieving or maintaining a common share price that meets or exceeds the performance of specified stock market indices or other benchmarks over a specified period, achieving a level of common share price, earnings, or income performance that meets or exceeds performance in comparable areas of peer companies over a specified period, achieving specified reductions in costs, achieving specified improvements in collection of outstanding accounts or specified reductions in non-performing debts, expanding one or more products into one or more new markets, acquiring a prescribed number of new customers in a line of business, achieving a prescribed level of productivity within a business unit, completing specified projects within or below the applicable budget, completing acquisitions of other businesses, and expanding into other markets.

No Repricing—The Plan specifically prohibits the compensation committee from repricing any options or common share appreciation rights.

Nontransferability—In general, awards under the Plan may not be assigned or transferred except by will or the laws of descent and distribution. However, the compensation committee may allow the transfer of Awards to members of a Plan participant’s immediate family or to a trust, partnership, or corporation in which the parties in interest are limited to the participant and members of the participant’s immediate family.

Amendment and Termination—Our board of directors or compensation committee may amend, alter, suspend, or terminate the Plan at any time. If necessary to comply with any applicable law (including stock exchange rules), we will first obtain shareholder approval. Amendments, alterations, suspensions, and termination of the Plan generally may not impair a participant’s (or a beneficiary’s) rights under an outstanding award. However, rights may be impaired if necessary to comply with an applicable law or accounting principles (including a change in the law or accounting principles) pursuant to a written agreement with the participant.

Duration—Unless it is terminated sooner, the Plan will terminate upon the earlier of the tenth anniversary of this offering or the date all common shares available for issuance under the Plan have been issued and vested.

Other than making a grant to Mr. Newell in connection with the signing of his employment agreement upon the close of this offering and making our 2007 annual grant to our independent directors as described under “Compensation of Directors’’ above, no awards are currently contemplated to be granted under the plan in connection with this offering.

MANAGEMENT SERVICES AGREEMENT

Management Services

The management services agreement sets forth the services to be performed by our manager. Our manager will perform such services subject to the oversight and supervision of our board of directors.

In general, our manager will perform those services for the company that would be typically performed by the executive officers of a company. Specifically, our manager will perform the following services, which we refer to as the management services, pursuant to the management services agreement:

•       manage the day-to-day business and operations of the company, including our liquidity and capital resources and compliance with applicable law;

•       identify, evaluate, manage, perform due diligence on, negotiate and oversee acquisitions of target businesses and any other investments;

•       evaluate and oversee the financial and operational performance of our businesses, including monitoring the business and operations of such businesses, and the financial performance of any other investments that we make;

•       provide, on our behalf, managerial assistance to our businesses;

•       evaluate, manage, negotiate and oversee dispositions of all or any part of any of our property, assets or investments, including disposition of all or any part of our businesses;

•       provide or second, as necessary, employees of our manager to serve as executive officers or other employees of the company or as members of our board of directors; and

•       perform any other services that would be customarily performed by executive officers and employees of a publicly listed or quoted company.

The company and our manager have the right at any time during the term of the management services agreement to change the services provided by our manager. In performing management services, our manager will have all necessary power and authority to perform, or cause to be performed, such services on behalf of the company, and, in this respect, our manager will be the only provider of management services to the company. Nonetheless, our manager will be required to obtain authorization and approval of our board of directors in all circumstances where executive officers of a corporation typically would be required to obtain authorization and approval of a corporation’s board of directors, including, for example, with respect to the consummation of an acquisition of a target business, the issuance of securities or the entry into credit arrangements.

While the members of our management team intend to collectively devote a substantial majority of their time to the affairs of the company, and while our manager and its affiliates currently do not manage any other businesses that are in similar lines of business as our initial businesses, neither our management team, nor our manager, is expressly prohibited from investing in or managing other entities, including those that are in the same or similar line of business as our initial businesses or those related to or affiliated with Atlas Holdings, which will continue to manage or own interests in several businesses that were managed by our management team prior to this offering. In this regard, the management services agreement will not require our manager and its affiliates to provide management services to the company exclusively. Mr. Henry C. Newell, our Chief Financial Officer and Secretary, will devote 100% of his business time to our affairs and will be our employee.

Secondment of Our Chief Executive Officer, President and Chief Accounting Officer

In accordance with the terms of the management services agreement, our manager will second to the company our Chief Executive Officer, President and Chief Accounting Officer, which means that these individuals will be assigned by our manager to work for us during the term of the management services agreement. Our board of directors has appointed the Chief Executive Officer, President and Chief Accounting Officer as officers of the company. Although the Chief Executive Officer, President and Chief Accounting Officer will be employees of our manager or an affiliate of our manager, they will report directly, and be subject, to our board of directors. In this respect, our board of directors may, after due consultation with our manager, at any time request that our manager replace any individual seconded to the company and our manager will, as promptly as practicable, replace any such individual; however, our Chief Executive Officer, Mr. Bursky, and our President, Mr. Fazio, control our manager, which may make it difficult for our board of directors to completely sever ties with Messrs. Bursky and Fazio. Our manager and our board of directors may agree from time to time that our manager will second to the company one or more additional individuals to serve as officers or otherwise of the company, upon such terms as our manager and our board of directors may mutually agree.

Acquisition and Disposition Opportunities

Our manager has exclusive responsibility for reviewing and making recommendations to our board of directors with respect to acquisition and disposition opportunities. In the event that an opportunity is not originated by our manager, our board of directors will seek a recommendation from our manager prior to making a decision concerning such opportunity. In the case of any acquisition or disposition opportunity that involves an affiliate of our manager or us, our nominating and corporate governance committee will be required to authorize and approve such transaction.

Our manager will review each acquisition or disposition opportunity presented to our manager to determine if such opportunity satisfies the company’s acquisition or disposition criteria, as established by our board of directors from time to time, and if it is determined that such opportunity satisfies such criteria in our manager’s sole discretion, our manager will refer such opportunity to our board of directors for its authorization and approval prior to the consummation of such opportunity.

In the event that an acquisition opportunity is referred to our board of directors by our manager and our board of directors determines not to timely pursue such opportunity in whole or in part, any part of such opportunity that the company does not promptly pursue may be pursued by our manager or may be referred by our manager to any person, including affiliates of our manager. In this case, our manager is likely to devote a portion of its time to the oversight of this opportunity, including the management of a business that we do not own.

Indemnification by the Company

The company has agreed to indemnify and hold harmless our manager and its employees and representatives, including any individuals seconded to the company, from and against all losses, claims and liabilities incurred by our manager in connection with, relating to or arising out the performance of any management services. However, the company will not be obligated to indemnify or hold harmless our manager for any losses, claims and liabilities incurred by our manager in connection with, relating to or arising out of (i) a breach by our manager or its employees or its representatives of the management services agreement, (ii) the gross negligence, willful misconduct, bad faith or reckless disregard of our manager or its employees or representatives in the performance of any of its obligations under the management services agreement or (iii) fraudulent or dishonest acts of our manager or its employees or representatives with respect to the company or any of its businesses.

We expect that our directors and officers insurance policy for our directors and officers will be expanded to cover this indemnification obligation.

Termination of Management Services Agreement

Our board of directors may terminate the management services agreement and our manager’s appointment if, at any time:

•       (i) a majority of our board of directors vote to terminate the management services agreement; and (ii) the holders of at least a majority of the outstanding shares (other than shares beneficially owned by our manager) then entitled to vote also vote to terminate the management services agreement;

•       neither Messrs. Bursky or Fazio nor their designated successors control our manager, which change of control occurs without the prior written consent of our board of directors;

•       there is a finding by a court of competent jurisdiction in a final, non-appealable order that (i) our manager materially breached the terms of the management services agreement and such breach continued unremedied for 60 days after our manager receives written notice from the company setting forth the terms of such breach, or (ii) our manager (x) acted with gross negligence, willful misconduct, bad faith or reckless disregard in performing its duties and obligations under the management services agreement; or (y) engaged in fraudulent or dishonest acts in connection with the business or operations of the company;

•       (i) our manager has been convicted of a felony under federal or state law, (ii) our board of directors finds that our manager is demonstrably and materially incapable of performing its duties and obligations under the management services agreement, and (iii) the holders of at least 66 2/3% of the then outstanding shares, other than shares beneficially owned by our manager, vote to terminate the management services agreement; or

•       (i) there is a finding by a court of competent jurisdiction that our manager has (x) engaged in fraudulent or dishonest acts in connection with the business or operations of the company or (y) acted with gross negligence, willful misconduct, bad faith or reckless disregard in performing its duties and obligations under the management services agreement, and (ii) the holders of at least 66 2/3% of the then outstanding shares (other than shares beneficially owned by our manager) vote to terminate the management services agreement.

In addition, our manager may resign and terminate the management services agreement at any time with 120 days’ prior written notice to the company, and this right is not contingent upon the finding of a replacement manager. However, if our manager resigns, until the date on which the resignation becomes effective, it will, upon request of our board of directors, use reasonable efforts to assist our board of directors to find a replacement manager at no cost and expense to the company.

Upon the termination of the management services agreement, seconded officers, employees, representatives and delegates of our manager and its affiliates who are performing the services that are the subject of the management services agreement will resign their respective position with the company and cease to work at the date of such termination or at any other time as determined by our manager. Any appointed director may continue serving on our board of directors subject to the terms of the LLC agreement.

If we terminate the management services agreement, the company will agree, and the company will agree to cause its businesses, to cease using the term “Atlas”, including any trademarks based on the name of the company that may be owned by our manager, entirely in their businesses and operations within 180 days of such termination. This agreement would require the company and its businesses to change their names to remove any reference to the term “Atlas” or any reference to trademarks owned by our manager.

Except with respect to the termination fee payable to our manager due to a termination of the management services agreement based solely on a vote of our board of directors and our shareholders, no other termination fee is payable upon termination of the management services agreement for any other reason. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Termination Fee” for more information about the termination fee payable upon termination of the management services agreement.

While termination of the management services agreement will not affect any terms and conditions, including those relating to any payment obligations, that exist under any offsetting management services agreements or transaction services agreements, such agreements will be terminable by our initial businesses upon 60 days prior written notice and there will be no termination or other similar fees due upon such termination. Notwithstanding termination of the management services agreement, our manager will maintain its rights with respect to the allocation shares it then owns, including its rights under the supplemental put agreement. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as an Equity Holder—Supplemental Put Agreement” for more information on our manager’s put right with respect to the allocation shares.

Management Fee and Expenses

See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Management Fee” for a description of the management fee to be paid to our manager and an example of a calculation of the management fee. In addition to the management fee to be paid to our manager, the company generally will be responsible for paying costs and expenses relating to its business and operations. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Reimbursement of Expenses” for more information about the reimbursement of expenses by the company to our manager. Our manager may enter into offsetting management services agreements with our businesses pursuant to which our manager may perform services for our businesses. Any fees paid to our manager by our businesses pursuant to such agreements will offset the fees payable by the company to our manager. See “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Offsetting Management Services Agreements” for more information about offsetting management services agreements and the treatment of offsetting management fees.

PRINCIPAL SHAREHOLDERS / SHARE OWNERSHIP OF DIRECTORS
AND EXECUTIVE OFFICERS

The following table sets forth certain information, both before the closing of this offering and after giving pro forma effect to the closing of this offering and the separate private placement transactions, regarding the beneficial ownership of common shares of the company sold in this offering. The number of common shares beneficially owned by each entity, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares as to which the individual or entity has sole or shared voting power or investment power and also any common shares which the individual or entity has the right to acquire within sixty days of July 31, 2007 through the exercise of an option, conversion feature or similar right. The address for all individuals and AT Investment and AT Management listed in the beneficial ownership tables provided in this section is One Sound Shore Drive, Suite 302, Greenwich, CT 06830. See the section entitled “Description of Shares” for more information about the common shares of the company.

Atlas Industries Holdings LLC(1)
	Before the Offering(2)		After the Offering
	Number of Shares	Percent of Class	Number of Shares	Percent of Class
Common shares	—	—
Andrew M. Bursky	—	—
Arnold W. Donald	—	—
Timothy J. Fazio	—	—
Richard C. Gozon	—	—
Barbara S. Thomas	—	—
David I. J. Wang	—	—
Ronald C. Whitaker	—	—
John S. Wolf	—	—
Henry C. Newell	—	—
Philip E. Schuch	—	—
All directors and executive officers, as a group	—	—
AT Investments(3)	—	—
AT Management(4)	—	—
Allstate Life Insurance Company(5)	—	—
Hancock Mezzanine Partners III, LLC(5)	—	—
John Hancock Life Insurance Company(5)	—	—
John Hancock Variable Life Insurance Company(5)	—	—
Allocation shares
Atlas Industries Management LLC	1,000	100.0%	1,000	100.0%

*                     Less than 0.1%

(1)             Atlas Industries Holdings LLC has two classes of interests: common shares and allocation shares.

(2)             Before the closing of this offering, the company will not have any common shares issued and outstanding. As a result, our manager, as sole holder of the allocation shares of the company, and our Chief Executive Officer, Andrew M. Bursky and our President, Timothy J. Fazio, as managing members of our manager, will each beneficially own the company before the closing of this offering.

(3)             AT Investments has agreed to purchase a number of common shares having an aggregate purchase price of $        million, at a per share price equal to the initial public offering price, in a separate private placement transaction that will close in conjunction with the closing of this offering. See the section entitled “Certain Relationships and Related Persons Transactions” for more information about this transaction and the relationship of AT Investments and its affiliated entities.

(4)             AT Management has agreed to purchase a number of common shares in the company having an aggregate purchase price of $        million, at a per share price equal to the initial public offering price, in a separate private placement transaction that will close in conjunction with the closing of this offering. Our Chief Executive Officer, Andrew M. Bursky and our President, Timothy J. Fazio, as managing members of AT Management exercising sole voting and investment power with respect to AT Management, will beneficially own AT Management before and after the closing of this offering and will be deemed to beneficially own the shares held by AT Management. See the section entitled “Certain Relationships and Related Persons Transactions” for more information about this transaction and the relationship of AT Management and its affiliated entities.

(5)             The address for this entity is 197 Clarendon Street, C-2, Boston, MA 02116.

Our Initial Businesses

The following table sets forth certain information as of July 31, 2007 and after giving effect to the closing of this offering, regarding the beneficial ownership by certain of our executive officers, directors and members of our management team, our manager and their respective affiliates, as well as certain members of the management teams of our initial businesses and the holders of greater than 5% of equity interests in our initial businesses. See the section entitled “Certain Relationships and Related Persons Transactions” for more information about ownership interests in our initial businesses.

	Before the Offering		After the Offering
	Number of Units	Percentage Ownership	Number of Units	Percentage Ownership
Metal(1)
GarMark Partners L.P.	478,554	27.9%	—	—
Northwood Ventures LLC	250,000	14.6%	—	—
AH Group
Atlas Metal Holdings LLC(2)	280,559	16.3%	—	—
Atlas FRM LLC(2)	19,971	1.2%	—	—
Atlas Holdings Partners LLC(3)	3,994	*	—	—
Atlas Carry Holdings LLC(2)	161,952	9.4%	—	—
Our Directors, Executive Officers & Management Team
David I.J. Wang(4).	54,970	3.2%	—	—
Ronald C. Whitaker(5)	13,743	*	—	—
Management of Our Initial Businesses
Mandarin Partners, LLC(6)	127,778	7.4%	—	—
R&K Holdings LLC(6)	144,056	8.4%	—	—
Larry B. Richard(7)	13,743	*	—	—
Forest(8)
John Hancock Life Insurance Company	101,218	22.2%	—	—
HES Holding LLC	65,983	14.5%	—	—
TRAL Investments LLC	30,570	6.7%	—	—
AH Group
Forest Investments LLC(2)	91,687	20.1%	—	—
Our Directors, Executive Officers & Management Team
Arnold W. Donald(9)	6,793	1.5%	—	—
David I. J. Wang(4)	45,807	10.1%	—	—
Newell Declaration of Trust(10)	150	*	—	—
Management of Our Initial Businesses
Larry B. Richard(7)	10,967	2.4%	—	—
CanAmPac
FR Kitchener LLC	6,873,684	76.4%	—	—
2101358 Ontario Limited	2,126,316	23.6%	—	—

	Before the Offering		After the Offering
	Number of Units	Percentage Ownership	Number of Units	Percentage Ownership
Pangborn(11)
CSC Partners	3,000	11.0%	—	—
AH Group
Atlas Pangborn Holdings LLC(2)	6,080	22.3%	—	—
Atlas Carry Holdings, LLC(2)	6,133	22.5%	—	—
Atlas Holdings Partners LLC(3)	555	1.9%	—	—
Our Directors, Executive Officers & Management Team
Daniel E. Cromie(12)	100	*	—	—
Richard C. Gozon(13)	200	*	—	—
Philip E. Schuch(14)	100	*	—	—
David I. J. Wang(4)	300	1.1%	—	—
Ronald C. Whitaker(5)	700	2.6%	—	—
Management of Our Initial Businesses
Maier Living Trust(4)	300	1.1%	—	—
Larry B. Richard(7)	250	*	—	—

*                     Less than 0.1%

(1)             Metal’s equity interests consist of Series A preferred units, Series A-1 preferred units, Series B preferred units, Series D preferred units and common units, each of which are substantially identical except that the preferred units are entitled to certain distribution and liquidation preferences. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses—Metal—Acquisition for more information on Metal’s equity interests.

(2)             Affiliate of Andrew M. Bursky and Timothy J. Fazio. The affiliates of Messrs. Bursky and Fazio acquired these interests for approximately $    million. Upon the closing of this offering, such affiliates will receive approximately $    from the sale of their interests in our initial businesses.

(3)             Controlled by Andrew M. Bursky and Timothy J. Fazio. The entities controlled by Messrs. Bursky and Fazio acquired these interest for approximately $    million. Upon the closing of this offering, such entities will receive approximately $   from the sale of their interest in our initial business.

(4)             Mr. Wang acquired these interest for approximately $   Upon the closing of this offering, Mr. Wang will receive approximately $    from the sale of his interest in our initial businesses.

(5)             Mr. Whitaker acquired these interest for approximately $   . Upon the closing of this offering, Mr. Whitaker will receive approximately $    from the sale of his interests in our initial businesses.

(6)             Affiliate of Russell W. Maier. The affiliates of Mr. Maier acquired their interests for approximately $    million. Upon the closing of this offering, such affiliates will receive approximately $     from the sale of their interest in our initial businesses.

(7)             Mr. Richard acquired these interests for approximately $   . Upon the closing of this offering, Mr. Richard will receive approximately $    from the sale of his interests in our initial businesses.

(8)             Forest’s equity interests consist of Series B participating preferred units, Series C participating preferred units and common units, each of which are substantially identical except that the preferred units are entitled to certain distribution and liquidation preferences. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses—Forest—Acquisition” for more information on Forest’s equity interests.

(9)             Mr. Donald acquired these interests for approximately $   . Upon the closing of this offering, Mr. Donald will receive approximately $     from the sale of his interest in our initial businesses.

(10)       Affiliate of Henry C. Newell. The affiliate of Mr. Newell acquired these interests for approximately $     million. Upon the closing of this offering, such affiliate will receive approximately $     from the sale of their interest in our initial businesses.

(11)       Pangborn’s equity interests consist of preferred units and common units, each of which are substantially identical except that the preferred units are entitled to certain distribution and liquidation preferences. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses—Pangborn—Acquisition” for more information on Pangborn’s equity interests.

(12)  Mr. Cromie acquired these interests for approximately $    . Upon the closing of this offering, Mr. Cromie will receive approximately $     from the sale of his interest in our initial businesses.

(13)  Mr. Gozon acquired these interests for approximately $    . Upon the closing of this offering, Mr. Gozon will receive approximately $     from the sale of his interests in our initial businesses.

(14)  Mr. Schuch acquired these interests for approximately $   . Upon the closing of this offering Mr. Schuch will receive approximately $    from the sale of his interest in our initial businesses.

As of July 31, 2007, our directors and executive officers owned or controlled, either directly or indirectly, approximately 30.1% of the total voting power in Metal, 31.7% of the total voting power in Forest, 23.0% of the total voting power in CanAmPac and 50.4% of the total voting power in Pangborn.

CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

Relationships with Related Persons

AH Group

AH Group is comprised of Messrs. Bursky and Fazio and entities affiliated with Messrs. Bursky and Fazio, including our manager, AT Management, Atlas Holdings, Atlas Holdings Partners LLC, Atlas Carry Holdings LLC, Atlas Metal Holdings LLC, Atlas Pangborn Holdings LLC and Forest Investments LLC. Messrs. Bursky and Fazio are the managing members of each of these entities.

We will use a portion of the net proceeds from this offering, the separate private placement transactions and the initial borrowing under our proposed third-party credit facility to acquire interests in our initial businesses from certain members of the AH Group. Such interests were acquired pursuant to equity investments totaling approximately $        million, which interests we will acquire from members of the AH Group for approximately $        million in cash. See the section entitled “Principal Shareholders/Share Ownership of Directors and Executive Officers—Our Initial Businesses” for more information about the members of AH Group that are also members of the selling groups.

Except as disclosed in this prospectus, no member of the AH Group has engaged in any transaction with the company or our manager.

Atlas Holdings

Atlas Holdings is the entity that currently employs most of the members of our management team. Atlas Holdings, including certain of the members of our management team, advised members of the selling groups on the original acquisition and management of our initial businesses. The selling groups acquired our initial businesses for approximately $        million in cash and have, as a result of cash distributions, sales or mergers of our initial businesses, received cash proceeds relating to those businesses of approximately $        million to date, over an average of        years. See the section entitled “Principal Shareholders/Share Ownership of Directors and Executive Officers—Our Initial Businesses” for more information about the selling groups ownership of our initial businesses.

In addition to advising on the acquisition and management of our initial businesses, Atlas Holdings, including certain members of our management team, advised certain members of the selling groups and other investors, with respect to the acquisition of other businesses, as well as other investment opportunities. Atlas Holdings will continue to exist and will continue to advise certain members of the selling group and other investors with respect to investments in these other businesses, as well as with respect to other investments, following the closing of this offering. Certain members of the management team may, from time to time, provide consulting services to Atlas Holdings for a separate consulting fee. We will not have any interest in, nor be affiliated with, any of those other businesses or investments upon the closing of this offering.

AT Management

AT Management is comprised of entities affiliated with Andrew M. Bursky, our Chief Executive Officer, and Timothy J. Fazio, our President, TRAL Investments LLC, Mr. Newell, our Chief Financial Officer and Secretary, and certain members of our management team and our board of directors. AT Management has agreed to purchase, in conjunction with the closing of this offering in a separate private placement transaction, that number of common shares, at a per share price equal to the initial public offering price, having an aggregate purchase price of approximately $        million. As indicated above, this amount will be used in part to pay the cash purchase price to the selling groups, including members of AT Management, for the acquisition of our initial businesses by the company. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information on our acquisition of our initial businesses. AT Management will have certain registration rights in connection with the shares it acquires in the separate private placement transaction. See the section entitled “Shares Eligible for Future Sale—Registration Rights” for more information about these registration rights.

Our Manager

Our manager is comprised of Andrew M. Bursky, our Chief Executive Officer, and Timothy J. Fazio, our President, as its managing members, and Atlas Titan Carry I LLC and Atlas Titan Carry II LLC, as its limited members. Messrs. Bursky and Fazio are the managing members of Atlas Titan Carry I LLC and TRAL Carry LLC is its limited member. Messrs. Bursky and Fazio are the non-economic managing members of Atlas Titan Carry II LLC and certain members of our management team are its limited members. Prior to this offering, the company was owned and controlled by our manager.

Our relationship with our manager will be governed principally by the following three agreements:

•       the management services agreement relating to the management services our manager will perform for us and the businesses we own and the management fee to be paid to our manager in respect thereof;

•       the company’s LLC agreement setting forth our manager’s rights with respect to the allocation shares it owns, including the right to receive profit allocations from the company; and

•       the supplemental put agreement relating to our manager’s right to cause the company to purchase the allocation shares it owns.

See the sections entitled “Our Manager”, “Management Services Agreement” and “Description of Shares” for more information about these agreements.

Other than the offsetting management services agreements that our manager will enter into with our initial businesses in connection with the closing of this offering, we also expect that our manager will be a party to similar offsetting management services agreements with businesses we acquire and transaction services agreements and other agreements, in each case, with some or all of our businesses. In this respect, we expect that Atlas Holdings will, or will cause its affiliates to, assign any outstanding agreements with our initial businesses to our manager in connection with the closing of this offering. See the sections entitled “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Offsetting Management Services Agreements” for information about these agreements.

While our manager will be the only entity to provide management services to the company, our manager will be permitted to provide services, including services similar to management services, to other entities. In this respect, the management services agreement and the obligation to provide management services will not create a mutually exclusive relationship between our manager and the company or our businesses. As such, our manager, and our management team, will be permitted to engage in other business endeavors, which may be related to or affiliated with other members of the AH Group and other members of the selling groups, which members will continue to own interests in several businesses that were managed by our management team prior to this offering, or its affiliates as well as other parties. Our management team currently anticipates devoting a substantial portion of their time to the affairs of the company.

Our manager will use the management fees, offsetting management fees, fees under any transaction services agreements and expense reimbursements related to the foregoing to pay the compensation, overhead, out-of-pocket and other expenses of the manager, except as reimbursed pursuant to the management services agreement, satisfy its contractual obligations and otherwise distribute such proceeds to the members of the manager in accordance with the manager’s organizational documents.

AT Investments

AT Investments is comprised of certain members of the selling groups that are not otherwise affiliated with our officers, directors, members of our management team or members of the AH Group. AT Investments has agreed to purchase, in conjunction with the closing of this offering in a separate private placement transaction, that number of common shares, at a per share price equal to the initial public offering price, having an aggregate purchase price of approximately $       million. As indicated above, this amount will be used in part to pay the purchase price to the selling groups, including members of the AT Investments, for the acquisition of our initial businesses by the company. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information on our acquisition of our initial businesses. AT Investments will have certain registration rights in connection with the shares it acquires in the separate private placement transaction. See the section entitled “Shares Eligible for Future Sale—Registration Rights” for more information about these registration rights.

Initial Businesses

Our initial businesses have each agreed to pay, within five business days after the deliver of any payment notice, for the fees, costs and expenses incurred by us or for which we may otherwise become liable in connection with this offering and the related transactions. Upon closing the acquisition of our initial businesses, our acquisition subsidiaries will reimburse our initial businesses for these amounts or otherwise increase the purchase price payable to the members of the selling groups.

In addition, we intend to enter into an employment agreement with Mr. Newell, our Chief Financial Officer and Secretary, upon the close of this offering. Mr. Newell is currently employed by Forest.

Management Team and Seconded Officers

As discussed above, Messrs. Bursky, Fazio, Schuch, Wang and Cromie, who are either seconded to us or are members of our management team, are also members of AT Management. AT Management has agreed to purchase, in conjunction with the closing of this offering in a separate private placement transaction, that number of common shares, at a per share price equal to the initial public offering price, having an aggregate purchase price of approximately $        million. In addition, certain members of our management team have indicated their intention to purchase common shares, at a per share price equal to the initial public offering price, pursuant to our directed share program. See the section entitled “Underwriting—Directed Share Program” for more information about our directed share program.

Also as discussed above, following the closing of this offering, certain members of our management team will continue to advise certain members of the selling group and other investors with respect to investments in other businesses, as well as with respect to other investments, following the closing of this offering. In this regard, members of the management team may provide consulting services to Atlas Holdings or other entities engaged in investment activities for a separate consulting fee. We will not have any interest in, nor be affiliated with, any of those other businesses or investments upon the closing of this offering.

Directors

Messrs. Bursky, Fazio, Wang, Donald, Whitaker and Gozon, who are members of our board of directors, are also members of the selling groups and AT Management. As indicated above, these amounts will be used in part to pay the cash purchase price to the selling groups, including these directors, for the acquisition of our initial businesses by the company. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information on our acquisition of our initial businesses and the section entitled “Principal Shareholders/Share Ownership of Directors and Executive Officers—Our Initial Businesses” for more information about these directors’ ownership of interests in our initial businesses.

Ownership Interests in the Initial Businesses

As discussed above, prior to this offering, certain members of our management team and certain members of our board of directors held equity interests in certain of our initial businesses. In connection with this offering, these individuals have agreed to sell such interests to us at the same price per interest as the selling groups will receive pursuant to the purchase agreements. Such individuals intend to reinvest approximately $        million, which constitutes a substantial majority of their anticipated proceeds on an after-tax basis, from such sales in the purchase of common shares, by means of the private placement transaction with AT Management. See the section entitled “Principal Shareholders/Share Ownership of Directors and Executive Officers—Our Initial Businesses” for more information about ownership interests in our initial businesses. The current holdings of these individuals did not exceed 10.0% of any of such initial businesses’ outstanding interests.

Contractual Arrangements with Related Persons

The following discussion sets forth the agreements that we intend to enter into with related parties in connection with this offering. The statements relating to each agreement set forth in this section and elsewhere in this prospectus are subject to and are qualified in their entirety by reference to the other discussions of such agreements in this prospectus and all of the provisions of such agreements, forms of which have been filed as exhibits to the registration statement of which this prospectus is a part.

The terms and conditions, including those relating to pricing, of these agreements to which the company, members of the AH Group, our manager, AT Management and certain other related parties are a party were negotiated in the overall context of this offering.

Although our board of directors received an opinion from Duff & Phelps, LLC, an independent financial advisory and investment banking firm, regarding the analysis of the fairness, from a financial point of view only, of the respective acquisition prices to be paid by the company (through its subsidiaries) for all of the equity interests of each of the four initial businesses to be acquired by the company (through its subsidiaries) upon the consummation of this offering (on an individual basis only), and notwithstanding that the purchase agreements were approved by a majority of our independent directors, the purchase agreements were negotiated in the overall context of this offering among the selling groups, our initial businesses and their representatives, on the one hand, and our manager our executive officers and their representatives, on the other hand, some of whom are affiliated or which otherwise have relationships with each other.

Purchase Agreements

The selling groups, including members of the AH Group, intend to enter into purchase agreements with the company pursuant to which the acquisition subsidiaries of the company will acquire our initial businesses. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the purchase agreements.

Credit Facilities

The company intends to enter into credit facilities with each of our acquisition subsidiaries, the proceeds from which will fund loans to each of our initial businesses. See the section entitled “The Acquisitions of and Loans to Our Initial Businesses” for more information about the loan agreements.

Management Services Agreement

The company intends to enter into a management services agreement pursuant to which our manager will provide management services. See the section entitled “Management Services Agreement” for more information about the management services agreement.

Offsetting Management Services Agreements

Our manager may, at any time, enter into offsetting management services agreements directly with the businesses that we own relating to the performance by our manager of offsetting management services for such businesses. All fees, if any, paid by the businesses that we own to our manager pursuant to an offsetting management services during any fiscal quarter will offset, on a dollar-for-dollar basis, the management fee otherwise due and payable by the company to our manager under the management services agreement for such fiscal quarter.

In conjunction with the closing of this offering, our manager intends to enter into offsetting management services agreements with each of our initial businesses. Each such agreement shall be deemed an offsetting management services agreement. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as a Service Provider—Offsetting Management Services Agreements” for more information about offsetting management services agreements and offsetting management fees.

LLC Agreement

Prior to this offering, our manager as holder of the allocation shares was the sole member of the company and will continue to be a member following the closing of this offering. As such, our manager has been and will continue to be a party to the LLC agreement. See the section entitled “Description of Shares” for more information about the LLC agreement.

Supplemental Put Agreement

In consideration of our manager’s acquisition of the allocation shares, we intend to enter into a supplemental put agreement with our manager pursuant to which our manager will have the right to cause the company to purchase the allocation shares then owned by our manager upon certain events specified in the supplemental put agreement. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as an Equity Holder—Supplemental Put Agreement” for more information about the supplemental put agreement.

Private Placement Agreements

AT Management and AT Investments have each agreed to purchase, in conjunction with the closing of this offering in separate private placement transactions, that number of common shares, at a per share price equal to the initial public offering price, having an aggregate purchase price of approximately $17.8 million and $18.3 million, respectively. In addition, Allstate Life Insurance Company, Hancock Mezzanine Partners III, LLC, John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company have each agreed to purchase, in conjunction with the closing of this offering in separate private placement transactions, that number of common shares, at a per share price equal to the initial public offering price, having an aggregate purchase price of approximately $80,355, $321,225, $5.4 million and $343,065, respectively.

Registration Rights Agreements

In connection with the purchase of common shares by the private placement participants pursuant to the separate private placement transactions described above, we intend to enter into one or more registration rights agreements for the registration and sale of such common shares under the Securities Act. See the section entitled “Shares Eligible for Future Sale—Registration Rights” for more information about the registration rights agreement.

License Agreement and Sub-license Agreements

Atlas Holdings owns certain intellectual property relating to the term “Atlas.” Our manager has entered into a license agreement with Atlas Holdings permitting our manager to use such intellectual property. Our manager intends to enter into sub-license agreements with us and our businesses permitting the use of this intellectual property by us and our businesses.

Code of Ethics

Prior to the completion of this offering, our board of directors will adopt a code of ethics and conduct establishing the standards of ethical conduct applicable to all directors, officers and employees, as applicable, of the company, our manager, members of our management team and other employees of our manager and any other person who is performing services for or on behalf of the company. We anticipate that our initial businesses will adopt codes of ethics and conduct substantially similar to that of the company.

The code of ethics and conduct will address, among other things, conflicts of interest and our related party transaction policy and will require the approval of all related party transactions by the company’s nominating and corporate governance committee. The code of ethics and conduct specifically will require nominating and corporate governance committee approval for transactions between us and any member of the AH Group, including our manager, or any affiliate thereof, relating to the provision of any services to us or our businesses. We will disclose promptly any waivers of the code of ethics and conduct by our nominating and corporate governance committee with respect to directors and executive officers of the company. In addition, our nominating and corporate governance committee will review any conflicts of interest that may arise between the company and our manager. A copy of the code of ethics will be posted on the company’s website at www.AtlasLLC.com.

DESCRIPTION OF SHARES

General

The following is a summary of the material terms of:

•       the common shares of the company to be issued in this offering; and

•       the allocation shares of the company issued to our manager.

We will enter into an amended and restated operating agreement, which we refer to as the LLC agreement, in connection with the closing of this offering. The LLC agreement provides for the issuance of the common shares and allocation shares, as well as the distributions on and voting rights with respect to each of the common shares and the allocation shares.

The following description is subject to the provisions of the Delaware Limited Liability Company Act. Certain provisions of the LLC agreement are intended to be consistent with the DGCL, and the powers of the company, the governance processes and the rights of the holders of the common shares are generally intended to be similar in many respects to those of a typical Delaware corporation under the DGCL, with certain exceptions.

The statements that follow are subject to and are qualified in their entirety by reference to all of the provisions of the LLC agreement, which will govern your rights as a holder of common shares, a form of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

Equity Interests in the Company

Under the LLC agreement, the company is authorized, pursuant to action by our board of directors, to issue up to 1,000,000,000 common shares. In addition to the common shares, the company is authorized, pursuant to action by our board of directors, to issue up to 1,000 allocation shares. In connection with the formation of the company, our manager acquired 100% of the allocation shares so authorized and issued for a capital investment of $100,000 by our manager. Except as provided in the Delaware Limited Liability Company Act, all allocation shares are fully paid and nonassessable and all common shares will be fully paid and nonassessable upon payment thereof. Other than the allocation shares held by our manager, the company will not be authorized to issue any other allocation shares.

Distributions

Common Shares

The company, acting through its board of directors, may declare and pay quarterly distributions on the common shares of the company. Any distributions so declared will be paid to the holders of record of the common shares as of the record date designated by our board of directors in proportion to the number of common shares held by such holder of common shares. Assuming we sell all of the common shares offered in this offering and the separate private placement transactions, our manager will have less than a     % interest in the company, which would be subject to dilution if additional common shares were offered in the future. Our board of directors may, in its sole discretion and at any time, declare and pay distributions from the cash flow available for distributions to the holders of its common shares.

Allocation Shares

Under the terms of the LLC agreement, the company will pay a profit allocation to our manager, as holder of the allocation shares. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as an Equity Holder—Manager’s Profit Allocation” for a description of our manager’s profit allocation to be paid to our manager and an example of the calculation of the profit allocation.

Voting and Consent Rights

Common Shares

The holder of each outstanding common share is entitled to one vote on any matter with respect to which the holders of common shares are entitled to vote, as provided in the LLC agreement. In addition, the LLC agreement provides that the holders of common shares are entitled, at the annual meeting of members of the company, to vote for the election of all of the directors other than any director appointed by our manager. Because the LLC agreement does not provide for cumulative voting rights, the holders of a plurality of the voting power of the then outstanding common shares represented at a members meeting will be able to elect all the directors of the company standing for election.

The LLC agreement provides that our manager, as holder of allocation shares, will not be entitled to any voting rights, except that our manager will have:

•       voting and consent rights in connection with certain anti-takeover provisions, as discussed below;

•       a consent right with respect to the dissolution of the company in certain circumstances as discussed below;

•       a consent right with respect to the amendment or modification of the provisions providing for distributions to the holders of allocation shares;

•       a consent right to any amendment to the provision entitling the holders of allocation shares to appoint directors who will serve on our board of directors of the company;

•       a consent right with respect to any amendment of the provision of the LLC agreement governing amendments thereof; and

•       a consent right with respect to any amendment that would adversely affect the holder of allocation shares.

Appointed Directors

As holder of the allocation shares, our manager has the right to appoint two directors (or three directors if the board size is increased to nine or more directors) to our board of directors commencing with the closing of this offering. Any appointed director on our board of directors will not be required to stand for election by our shareholders and will not have any special voting rights. Any appointed director who is also a member of the company’s management will not receive any compensation (other than reimbursements for out-of-pocket expenses as permitted for directors).

Right to Bring a Derivative Action and Enforcement of the Provisions of the LLC Agreement by Our Shareholders and Our Manager

The LLC agreement provides that holders of common shares shall have the right to directly institute a legal proceeding against the company to enforce the provisions of the LLC agreement, including the bringing of a derivative action in the place of the company under Section 18-1001 of the Delaware Limited Liability Company Act relating to the right to bring derivative actions. Our Manager, as holder of the allocation shares, has the right to directly institute proceedings against the company to enforce the provisions of the LLC agreement.

Election by the Company

The LLC agreement provides that our board of directors may, without the consent of vote of holders of common shares, cause the company to elect to be treated as a corporation for United States federal income tax purposes only if the board receives an opinion from a nationally recognized financial advisor to the effect that the market valuation of the company is expected to be significantly lower as a result of the company continuing to be treated as a partnership for United States federal income tax purposes than if the company instead elected to be treated as a corporation for United States federal income tax purposes.

Dissolution of the Company

The LLC agreement provides for the dissolution and winding up of the company upon the occurrence of:

•       the adoption of a resolution by a majority vote of our board of directors approving the dissolution, winding up and liquidation of the company and such action has been approved by the affirmative vote of the holders of a majority of the then outstanding common shares entitled to vote thereon and consented to by our manager, as holder of the allocation shares; or

•       the unanimous vote of the holders of the then outstanding shares to dissolve, wind up and liquidate the company; or

•       a judicial determination that an event has occurred that makes it not reasonably practicable to carry on the business of the company as then currently operated, as determined in accordance with Section 18-802 of the Delaware Limited Liability Company Act; or

•       the termination of the legal existence of the last remaining member or the occurrence of any other event that terminates the continued membership of the last remaining member, unless the company is continued without dissolution in a manner provided under the LLC agreement or the Delaware Limited Liability Company Act.

We refer to these events as dissolution events. Upon dissolution of the company in accordance with the terms of the LLC agreement, the then holders of common shares will be entitled to share in the assets of the company legally available for distribution following payment to creditors in accordance with the positive balance in such holders’ tax-based capital accounts required by the LLC agreement, after giving effect to all contributions, distributions and allocations for all periods.

Anti-Takeover Provisions

Certain provisions of the management services agreement and the LLC agreement, which will become effective upon the closing of this offering, may make it more difficult for third parties to acquire control of the company by various means. These provisions could deprive our shareholders of opportunities to realize a premium on the common shares owned by them. In addition, these provisions may adversely affect the prevailing market price of the common shares. These provisions are intended to:

•       protect our manager and its economic interests in the company;

•       protect the position of our manager and its rights to manage the business and affairs of the company under the management services agreement;

•       enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors;

•       discourage certain types of transactions which may involve an actual or threatened change in control of the company;

•       discourage certain tactics that may be used in proxy fights;

•       encourage persons seeking to acquire control of the company to consult first with our board of directors to negotiate the terms of any proposed business combination or offer; and

•       reduce the vulnerability of the company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of the outstanding common shares or that is otherwise unfair to our shareholders.

Anti-Takeover Effects of the Management Services Agreement

The limited circumstances in which our manager may be terminated means that it will be very difficult for a potential acquirer of the company to take over the management and operation of our business. Under the terms of the management services agreement, our manager may only be terminated by the company in certain limited circumstances. See the section entitled “Management Services Agreement—Termination of Management Services Agreement” for further discussion.

Furthermore, our manager has the right to resign and terminate the management services agreement upon 120 days notice. Upon the termination of the management service agreement, seconded officers, employees, representatives and delegates of our manager and its affiliates who are performing the services that are the subject of the management services agreement, will resign their respective position with the company and cease to work at the date of our manager’s termination or at any other time as determined by our manager. Any appointed director may continue serving on our board of directors subject to our manager’s continued ownership of the allocation shares.

If we terminate the management services agreement, the company will agree, and the company will agree to cause its businesses, to cease using the term “Atlas”, including any trademarks based on the term “Atlas” owned by our manager, entirely in their businesses and operations within 180 days of such termination. This agreement would require the company and its businesses to change their names to remove any reference to the term “Atlas” or prohibit the company from using any trademarks owned by our manager.

See the section entitled “Management Services Agreement—Termination of Management Services Agreement” for more information about the termination provisions set forth in the management services agreement.

Anti-Takeover Provisions in the LLC Agreement

A number of provisions of the LLC agreement also could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the company. The LLC agreement prohibits the merger or consolidation of the company with or into any limited liability company, corporation, statutory trust, business trust or association, real estate investment trust, common-law trust or any other unincorporated business, including a partnership, or the sale, lease or exchange of all or substantially all of the company’s property or assets unless, in each case, our board of directors adopts a resolution by a majority vote approving such action and unless such action is approved by the affirmative vote of the holders of a majority of each of the outstanding common shares and allocation shares entitled to vote thereon.

In addition, the LLC agreement contains provisions based on Section 203 of the DGCL which prohibits the company from engaging in a business combination with an interested holder of our common shares unless such business combination is approved by the affirmative vote of the holders of 66 2/3% of each of the outstanding common shares and allocation shares, excluding shares held by the interested holder or any affiliate or associate of the interested holder of interests.

Subject to the right of our manager to appoint directors and any successor in the event of a vacancy, the LLC agreement authorizes our board of directors to fill vacancies on our board of directors following the closing of this offering. This provision could prevent a holder of common shares from effectively obtaining an indirect majority representation on our board of directors by permitting the existing board of directors to increase the number of directors and to fill the vacancies with its own nominees. The LLC agreement also provides that directors may be removed, with or without cause, only by the affirmative vote of holders of 85% of the then outstanding common shares. An appointed director may only be removed by our manager, as holder of the allocation shares.

The LLC agreement does not permit holders of common shares to act by written consent. Instead, holders of common shares may only take action via proxy, which may be presented at a duly called annual or special meeting of members of the company. Furthermore, the LLC agreement provides that special meetings may only be called by the chairman of our board of directors or by resolution adopted by our board of directors.

The LLC agreement also provides that holders of common shares, seeking to bring business before an annual meeting of members or to nominate candidates for election as directors at an annual meeting of members, must provide notice thereof in writing to the company not less than 120 days and not more than 150 days prior to the anniversary date of the preceding year’s annual meeting of members or as otherwise required by requirements of the Exchange Act. In addition, the holders of common shares furnishing such notice must be a holder of record on both (i) the date of delivering such notice and (ii) the record date for the determination of members entitled to vote at such meeting. The LLC agreement specifies certain requirements as to the form and content of a member’s notice. These provisions may preclude members from bringing matters before members at an annual meeting or from making nominations for directors at an annual or special meeting.

Our board of directors will be divided into three classes serving staggered three-year terms, which will effectively require at least two election cycles for a majority of our board of directors to be replaced. See the section entitled “Management” for more information about the company’s staggered board. In addition, our manager will have certain rights with respect to appointing two or more directors, as discussed above.

Authorized but unissued common shares are available for future issuance, without further approval of the shareholders. These additional common shares may be utilized for a variety of purposes, including future public offerings to raise additional capital or to fund acquisitions, as well as option plans for employees of the company or its businesses. The existence of authorized but unissued common shares could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.

In addition, our board of directors has broad authority to amend the LLC agreement, as discussed below. Our board of directors could, in the future, choose to amend the LLC agreement to include other provisions which have the intention or effect of discouraging takeover attempts.

Amendment of the LLC Agreement

The LLC agreement may be amended by a majority vote of our board of directors of the company, except that amending the following provisions requires an affirmative vote of at least a majority of the then outstanding common shares:

•       the purpose or powers of the company;

•       an increase in the number of common shares authorized for issuance;

•       the distribution rights of the common shares;

•       the voting rights relating to the common shares;

•       the right of holders of common shares to enforce the LLC agreement or to institute any legal proceeding for any remedy available to the company;

•       the hiring of a replacement manager following the termination of the management services agreement;

•       the merger or consolidation of the company, the sale, lease or exchange of all or substantially all of the company’s assets and certain other business combinations or transactions;

•       the right of shareholders to vote on the dissolution, winding up and liquidation of the company; and

•       the provision of the LLC agreement governing amendments thereof.

In addition, our manager, as holder of the allocation shares, will have certain consent rights with respect to the amendments to the LLC agreement, as specified above under “—Voting and Consent Rights”.

Transfer Agent and Registrar

The transfer agent and registrar for the common shares is The Bank of New York.

Listing

We have applied to list our common shares on the Nasdaq Global Market under the symbol “AAAA”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common shares. The prevailing market price of our shares could decline because of sales of a large number of common shares in the open market following this offering or the perception that those sales may occur. These factors also could impair our ability to raise capital through future offerings of common shares.

Upon completion of this offering and the separate private placement transactions, we will have outstanding an aggregate of        common shares, or        common shares if the underwriters’ overallotment option is exercised in full. All of the common shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for common shares, if any, which may be acquired by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant shareholders, if any.

We expect that certain members of our management team will purchase an aggregate of        common shares, representing approximately       % of the then outstanding common shares, in connection with this offering pursuant to our directed share program. If purchased, such common shares may be deemed “control securities”, as that concept is embodied in Rule 144 under the Securities Act, notwithstanding the purchase of such common shares pursuant to an effective registration statement. As a result, such common shares may not be resold except in accordance with the requirements of Rule 144 under the Securities Act. See the section entitled “Underwriting—Directed Share Program” for more information about the directed share program.

Private placement participants will purchase approximately        common shares, representing approximately      % of the outstanding common shares after this offering, pursuant to separate private placement transactions, which common shares will be deemed “restricted securities” or “control securities” as those terms are defined in Rule 144 under the Securities Act. Restricted securities and control securities may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration, including, among others, the exemptions provided by Rule 144 under the Securities Act. See the section entitled “Certain Relationships and Related Persons Transactions” for more information about the private placement transactions with AT Management and AT Investments and the section entitled “—Registration Rights” for more information about the registration rights with respect to their restricted securities.

Lock-Up Agreements

We, each of our directors and officers, the directors and officers of our businesses,        the employees of our manager and certain individuals participating in the directed share program have agreed, subject to certain exceptions, to enter into lock-up agreements in favor of the underwriters that prohibit us and them, directly or indirectly, from selling or otherwise disposing of any common shares or securities convertible into common shares, other than the issuance of options by us pursuant to our option plan and common shares purchased in open market transactions after pricing of this offering, for a period of 180 days from the date of this prospectus, without the prior written consent of Ferris, Baker Watts, Incorporated, subject to certain exceptions. See the section entitled “Underwriting—Lock-Up Agreements” for more information about the lock-up agreements.

Immediately following this offering, we expect our directors and officers and the employees of our manager will own        common shares, representing approximately       % of the then outstanding common shares, or approximately       % if the underwriters’ overallotment option is exercised in full. Immediately following this offering, the private placement participants will own collectively approximately        common shares, representing approximately       % of the outstanding common shares after this offering, or approximately      % if the underwriters’ overallotment option is exercised in full. Other than with respect to restrictions on trading pursuant to Rule 144, these common shares will not be restricted pursuant to the lock-up agreements after the expiration of the 180 days lock-up period.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period the number of those restricted securities that does not exceed the greater of:

•       1% of the total number of common shares then outstanding (or approximately        common shares upon closing of this offering); and

•       the average weekly trading volume of the shares on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to satisfaction of manner-of-sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person that has not been one of our affiliates at any time during the three months preceding a sale, and that has beneficially owned the common shares proposed to be sold for at least two years, is entitled to sell those common shares without regard to the volume, manner of sale or other limitations contained in Rule 144.

Rule 144 also imposes certain limitations on securities held by a person in a control relationship with the issuer of such securities, including securities that were acquired by such person pursuant to an effective registration statement.

Registration Rights

In connection with the purchase of common shares by the private placement participants pursuant to separate placement transactions, we intend to enter into one or more registration rights agreements for the registration and sale of common shares purchased in such private placement transactions. See the section entitled “Certain Relationships and Related Persons Transactions” for more information about the private placement transactions and the private placement participants. After these common shares are registered pursuant to their respective registration rights agreements and sold, such common shares will be freely tradable without restriction.

We expect that the registration rights agreements will require us to file a shelf registration statement under the Securities Act relating to the resale of all the common shares acquired by the private placement participants in the private placement transactions as soon as reasonably possible following the first anniversary of the closing of this offering, or earlier if so requested by the holders of registration rights, to permit the public resale by each of AT Management, AT Investment and        of up to (i) 50% of the common shares then owned by it, until the date that is 18 months after the closing of this offering, and (ii) thereafter all of its then remaining common shares. We will agree to use our best efforts to have the registration statement declared effective as soon as possible thereafter and to maintain effectiveness of the registration statement (subject to limited exceptions). We will be obligated to take certain actions as are required to permit resales of the registrable common shares. In addition, the holders of registration rights may require us to include their common shares in future registration statements that we file, subject to cutback at the option of the underwriters of any such offering. Each registration statement will provide that we will bear the expenses incurred in connection with the filing of any registration statements pursuant to the exercise of registration rights.

Equity Incentive Plan

We may file a registration statement on Form S-8 under the Securities Act to register a certain number of common shares for issuance under our Equity Incentive Plan. See the section entitled “Management—2007 Omnibus Share Incentive Plan” for more information about our Equity Incentive Plan.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal (and certain state and local) income tax considerations associated with the purchase, ownership, and disposition of common shares by U.S. holders (as defined below) and non-U.S. Holders (as defined below). This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), currently applicable United States Treasury Regulations (“Regulations”), and judicial and administrative rulings as of the date hereof. This summary is not binding upon the Internal Revenue Service (the “IRS”), and no rulings have been or will be sought from the IRS regarding any matters discussed in this summary. In that regard, there can be no assurance that positions taken with respect to, for example, the status of the company as a partnership, will not be challenged by the IRS. In addition, legislative, judicial, or administrative changes may be forthcoming that could alter or modify the tax consequences, possibly on a retroactive basis.

This summary deals only with common shares that are held as capital assets by holders who acquire the common shares upon original issuance and does not address (except to the limited extent described below) special situations, such as those of:

•       brokers and dealers in securities or currencies;

•       financial institutions;

•       regulated investment companies;

•       real estate investment trusts;

•       tax-exempt organizations;

•       insurance companies;

•       persons holding common shares as a part of a hedging, integrated, or conversion transaction or a straddle, or as part of any other risk reduction transaction;

•       traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•       persons liable for alternative minimum tax.

A “U.S. holder” of common shares means a beneficial owner of common shares that is, for U.S. federal income tax purposes:

•       an individual citizen or resident of the United States;

•       a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•       a partnership (or other entity treated as a partnership for tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, the interests in which are owned only by U.S. persons;

•       an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•       a trust if it (1) is subject to the primary supervision of a federal, state, or local court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

A “non-U.S. holder” of common shares means a beneficial owner of common shares that is not a U.S. holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds common shares of the company, the U.S. tax treatment of any non-U.S. partner in such partnership (or other entity) will generally depend upon the status of the partner and the activities of the partnership. If you are a non-U.S. partner of a partnership (or similarly treated entity) that acquires, holds, or sells common shares, we urge you to consult your own tax adviser.

No statutory, administrative, or judicial authority directly addresses many of the U.S. federal income tax issues pertaining to the treatment of common shares or instruments similar to the common shares. As a result, we cannot assure you that the IRS or the courts will agree with the tax consequences described in this summary. A different treatment of the common shares or the company from that described below could adversely affect the amount, timing, character, and manner for reporting of income, gain, or loss in respect of an investment in the common shares. If you are considering the purchase of common shares, we urge you to consult your own tax adviser concerning the particular U.S. federal income tax consequences to you of the purchase, ownership, and disposition of common shares, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

Status of the Company

Pursuant to current Regulations, and subject to the discussion of “publicly traded partnerships” herein, the company intends to be classified as a partnership for U.S. federal income tax purposes, and, accordingly, no federal income tax will be payable by it as an entity. Instead, each holder of common shares will be required to take into account its distributive share of the items of income, gain, loss, deduction, and credit of the company.

If the company were not treated as a partnership and, instead, were to be classified as an association taxable as a corporation, the company would be subject to federal income tax on any taxable income at regular corporate tax rates, thereby reducing the amount of cash available for distribution to the shareholders. In that event, the holders of common shares would not be entitled to take into account their distributive shares of the company’s deductions in computing their taxable income, nor would they be subject to tax on their respective shares of the company’s income. Distributions to a holder would be treated as (i) dividends to the extent of the company’s current or accumulated earnings and profits, (ii) a return of basis to the extent of each holder’s basis in its common shares, and (iii) gain from the sale or exchange of property to the extent that any remaining distribution exceeds the holder’s basis in its common shares. Overall, treatment of the company as an association taxable as a corporation may substantially reduce the anticipated benefits of an investment in the company.

A “publicly traded partnership” (as defined in Section 7704 of the Code) is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership is treated as a corporation unless a certain percentage of its gross income during certain prescribed periods is “qualifying income” (generally, passive-type income) and the partnership is not required to register under the Investment Company Act.

Under the qualifying income exception, 90% or more of the gross income of a partnership during each taxable year must consist of “qualifying income” within the meaning of Section 7704(d) of the Code. Qualifying income includes dividends, interest (other than interest derived in the conduct of a financial or insurance business or interest the determination of which depends in whole or in part on the income or profits of any person), gains from the sale of stock or debt instruments which are held as capital assets, and certain other forms of “passive-type” income. We estimate that more than 90% of our gross income for each taxable year will constitute qualifying income within the meaning of Section 7704(d) of the Code.

Under current law and assuming full compliance with the terms of the LLC agreement (and other relevant documents) and based upon factual representations made by us, in the opinion of McDermott

Will & Emery LLP, at the closing of this offering, the company will be classified as a partnership for U.S. federal income tax purposes. The factual representations made by us upon which McDermott Will & Emery LLP has relied include: (a) the company has not elected and will not elect to be treated as a corporation for U.S. federal income tax purposes; (b) the company will not be required to register under the Investment Company Act; (c) for each taxable year, more than 90% of the company’s gross income will consist of dividends, interest (other than interest derived from engaging in a lending, banking, financial, insurance or similar business or interest the determination of which depends in whole or in part on the income or profits of any person), and gains from the sale of stock or debt instruments which are held as capital assets; and (d) for each taxable year, the aggregate amount of offsetting management fees to be paid pursuant to the offsetting management services agreements will be subject to a pro rata limitation of 9.5% of the company’s gross income. McDermott Will & Emery LLP will have no obligation to advise us or the holders of common shares of any subsequent change in the matters, stated, represented, or assumed, or of any subsequent change in, or differing IRS interpretation of, applicable law. Moreover, our compliance with the qualifying income exception will not be reviewed by McDermott Will & Emery LLP on a continuing basis.

There can be no assurance that the IRS will not prevail in asserting that the company should be treated as a publicly traded partnership taxable as a corporation. No ruling has been or will be sought from the IRS, and the IRS has made no determination, as to the status of the company for U.S. federal income tax purposes or whether the company will have sufficient qualifying income under Section 7704(d) of the Code. Whether the company will continue to meet the qualifying income exception is dependent on the company’s continuing activities and the nature of the income generated by those activities. In this regard, the company does not anticipate realizing any management fee income (which would not constitute qualifying income). Whether the offsetting management services agreements between our manager and the operating businesses  may give rise to management fee income to the company is not clear. In any event, the company’s board of directors will use its best efforts to cause the company to conduct its activities in such manner as is necessary for the company to continue to meet the qualifying income exception. For future periods, the amount of such offsetting management fees will be limited such that, even if they were to give rise to management fee income to the company, more than 90% of the company’s gross income would be from dividends, interest (other than interest derived in the conduct of a financial or insurance business or interest the determination of which depends in whole or in part on the income or profits of any person), and gains from the sale of stock or debt instruments which are held as capital assets.

If the company fails to satisfy the qualifying income exception described above (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable period of time after the discovery of such failure) or is required to register under the Investment Company Act, the company will be treated as if it had (i) transferred all of its assets, subject to its liabilities, to a newly-formed corporation on the first day of the year in which it fails to satisfy the exception, in return for stock in that corporation, and (ii) then distributed that stock to the holders in liquidation of their common shares in the company. This contribution and liquidation should be tax-free to holders and the company so long as the company, at that time, does not have liabilities in excess of its tax basis in its assets. Thereafter, the company would be treated as a corporation for U.S. federal income tax purposes.

If at the end of any year the company fails to meet the qualifying income exception, the company may still qualify as a partnership if the company is entitled to relief under the Code for an inadvertent termination of partnership status. This relief will be available if (i) the failure to meet the qualifying income exception is cured within a reasonable time after discovery, (ii) the failure is determined by the IRS to be inadvertent, and (iii) the company and each of the holders of common shares (during the failure period) agree to make such adjustments or to pay such amounts as are required by the IRS. Under our operating agreement, each holder of common shares is obligated to make such adjustments or to pay such amounts as are required by the IRS to maintain our status as a partnership.

The discussion below is based on the opinion of McDermott Will & Emery LLP that the company will be classified as a partnership for U.S. federal income tax purposes.

Tax Considerations for U.S. Holders

Tax Treatment of the Company

As a partnership, the company itself will not be subject to U.S. federal income tax, although it will file an annual partnership information return with the IRS. The information return will report the results of the company’s activities and will contain schedules reflecting allocations of profits or losses (and items thereof) to members of the company, that is, to the shareholders.

Tax Treatment of Company Income to Holders

Each partner of a partnership is required to take into account its share of items of income, gain, loss, deduction, and other items of the partnership. Each holder will be required to include on its tax return its allocable share of company income, gain, loss, deduction, and other items for the company’s taxable year that ends with or within the holder’s taxable year without regard to whether the holder receives corresponding cash distributions. Thus, holders of common shares may be required to report taxable income without a corresponding current receipt of cash if the company were to recognize taxable income and not make cash distributions to the shareholders.

The company’s taxable income is expected to consist mostly of interest income, capital gains, and dividends. Interest income will be earned upon the funds loaned by the company to the operating subsidiaries and from temporary investments of the company and will be taxable to the holders at ordinary income rates. Long-term capital gains will be reported upon the sale of stock or assets by the company held for more than one year, and short-term capital gains will be reported upon the sale of stock or assets by the company held for one year or less. Under current law, long-term capital gains qualify for a reduced rate of tax. Any dividends received by the company from its domestic corporate holdings (and certain foreign corporations if acquired in the future) generally will constitute qualified dividend income, which will, under current law (which, without additional Congressional action, will expire with respect to dividends received after December 31, 2010), qualify for a reduced rate of tax provided various technical requirements are satisfied. Any dividends received by the company that do not constitute qualified dividend income will be taxed to holders at the tax rates generally applicable to ordinary income. Dividend income of the company from its domestic operating subsidiaries that is allocated to corporate holders of common shares may qualify for the dividends received deduction, provided ownership thresholds are met.

Allocation of Company Profits and Losses

The determination of a holder’s distributive share of any item of income, gain, loss, deduction, or credit of a partnership shall be governed by the LLC agreement. Subject to the discussion below in this section and under “—Tax Considerations for U.S. Holders—Allocations Among Holders” and “Section 754 Election,” it is expected that the allocations under the LLC agreement should be respected as reflecting the “partners’ interests in the partnership.” Whether an allocation is considered to reflect the partners’ interests in the partnership is a facts and circumstances analysis of the underlying economic arrangement of the company’s members.

In general, under the LLC agreement, items of ordinary income and loss will be allocated ratably between holders of common shares and our manager based upon their relative right to receive distributions from the company. Allocations of capital gains realized by the company will be made first to the manager to the extent of any profit allocation to our manager. See the section entitled “Our Manager—Our Relationship with Our Manager—Our Manager as an Equity Holder—Manager’s Profit Allocation” for a discussion of how the profit allocation will be calculated. If the IRS were to prevail in challenging the allocations provided by the LLC agreement, the amount of income or loss allocated to holders for U.S. federal income tax purposes could be increased or reduced or the character of the income or loss could be modified.

The federal income tax laws require specified items of taxable income, gain, loss, and deduction to be allocated in a manner that accounts for the difference between the tax basis and the fair market value of property contributed to a partnership. All capital contributions to the company are contemplated to be in the form of cash and the company does not anticipate acquiring by contribution any property other than cash. Therefore, these special allocation rules that account for a book-tax disparity would not generally apply to the company and the holders. These special allocation rules, however, also may apply to a partnership in the event of the issuance of new common shares in a subsequent equity offering. The intended effect of these rules would be to allocate built-in tax gain or tax loss in a partnership’s assets to investors who economically earned such gain or loss. As such, specified items of income, gain, loss, and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to the company and the company’s property that has been revalued and reflected in the partners’ capital accounts in the event of the issuance of new common shares in a subsequent equity offering. An allocation of the company’s items of income, gain, loss, and deduction, other than an allocation required by the Code to eliminate the difference between a holder’s “book” capital account, credited with the fair market value of contributed or adjusted property, and “tax” capital account, credited with the tax basis of contributed or adjusted property, will generally be given effect for federal income tax purposes in determining a holder’s distributive share of an item of income, gain, loss, or deduction only if the allocation has “substantial economic effect” under the Treasury Regulations. In any other case, a holder’s distributive share of an item will be determined on the basis of the holder’s interest in the company, which will be determined by taking into account all of the facts and circumstances, including the holder’s relative contribution to the company, the interests of all of the holders in profits and losses, the interest of all of the holders in nonliquidating distributions, and the rights of all holders to distributions upon liquidation.

The U.S. federal income tax rules that apply to partnership allocations are complex, and their application, particularly to exchange-traded partnerships, is not always clear. The company will apply certain conventions and assumptions intended to achieve general compliance with the intent of these rules, and to report items of income and loss in a manner that generally reflects a holder’s economic gains and losses; however, these conventions and assumptions may not be considered to comply with all aspects of the Regulations. It is, therefore, possible that the IRS will prevail in asserting that certain of the conventions or assumptions are not acceptable, and may require items of company income, gain, loss, or deduction to be reallocated in a manner that could be adverse to a holder of common shares.

Treatment of Distributions

Distributions of cash by a partnership generally are not taxable to the distributee-partner to the extent the amount of cash distributed does not exceed the distributee’s tax basis in its partnership interest. Accordingly, cash distributions made by the company to the shareholders would create taxable gain to a holder only to the extent the distributions were to exceed the holder’s tax basis in the common shares (see the section entitled “—Tax Basis in Common Shares”). Any cash distribution in excess of a holder’s tax basis generally will be considered to be gain from the sale or exchange of the common shares (see the section entitled “—Disposition of Common Shares” below).

Cash distributions to the holders of common shares generally will be funded by payments to the company from the operating subsidiaries. Such payments will consist of interest and principal payments on indebtedness owed to the company, and, subject to availability and board of director’s discretion, dividends or returns of capital and possibly sales proceeds from the sale of an operating subsidiary. After payment of expenses, the company, again subject to the board of director’s discretion, intends to distribute the net cash to the holders of common shares. Distributions that are attributable to payments in amortization of the debt may exceed the company’s taxable income, thus resulting in distributions to the holders of common shares that should constitute a return of their investment. As indicated, if cash distributions to a holder exceed the holder’s adjusted tax basis in the common shares such holder owns, a taxable gain would result.

Disposition of Common Shares

If a U.S. holder transfers common shares in a sale or other taxable disposition, the holder will generally be required to recognize gain or loss measured by the difference between the amount realized on the sale and the holder’s adjusted tax basis in the common shares sold. The amount realized will include the holder’s share of the company’s liabilities, as well as any proceeds from the sale. The gain or loss recognized will generally be taxable as capital gain or loss, except that the gain or loss will give rise to ordinary income (and not capital gain or loss) to the extent attributable to the holder’s allocable share of unrealized gain or loss in assets of the company described in Section 751 of the Code (including unrealized receivables, inventory, property subject to depreciation recapture, or unremitted earnings of any controlled foreign corporations held, directly or indirectly, by the company). Capital gain of non-corporate U.S. holders is eligible to be taxed at reduced rates where the common shares sold are considered held for more than one year. Capital gain of non-corporate U.S. holders where the common shares sold are considered held for one year or less is taxed at the same rate as ordinary income. Capital gain of corporate U.S. holders is taxed at the same rate as ordinary income. Any capital loss recognized by a U.S. holder on a sale of common shares will generally be deductible only against capital gains, except that a non-corporate U.S. holder may also offset up to $3,000 per year of ordinary income. Excess capital losses may be carried forward by individuals indefinitely. Corporations may carry capital losses back three years and forward five years.

Pursuant to certain IRS rulings, a partner is treated as having a single, “unified” basis in all partnership interests that it owns. As a result, if a holder acquires common shares at different prices and sells less than all of its common shares, such holder will not be entitled to specify particular common shares as having been sold (as it could do if the company were a corporation). Rather, the holder should determine its gain or loss on the sale by using an “equitable apportionment” method to allocate a portion of its unified basis to its common shares sold. For example, if a holder purchased 100 common shares for $30 per share and 100 common shares for $50 per share (and assuming no other adjustments to basis), the holder would have “unified” basis of $8,000 in its 200 common shares. If the holder sold 100 of its common shares, the adjusted basis in the common shares sold would be $4,000.

As stated above, gain or loss recognized by a holder on the sale or exchange of common shares held for more than one year will generally be taxable as long-term capital gain or loss; otherwise, such gain or loss will generally be taxable as short-term capital gain or loss. A special election is available under the Regulations that will allow a holder to identify and use the actual holding periods for the common shares sold for purposes of determining long-term capital gain or loss. If a holder fails to make the election or is not able to identify the holding periods for common shares sold, the holder likely will have a fragmented holding period in the common shares sold.

A holder that sells some or all of its common shares is urged to consult its tax adviser to determine the proper application of these rules in light of the holder’s particular circumstances.

Tax Basis in Common Shares

A U.S. holder’s initial tax basis in its common shares will equal the sum of (a) the amount of cash paid by such holder for its common shares and (b) such holder’s share of the company’s liabilities. A U.S. holder’s tax basis in the common shares the holder owns will be increased by (a) the holder’s share of the company’s taxable income, including capital gain, (b) the holder’s share of the company’s income, if any, that is exempt from tax and (c) any increase in the holder’s share of the company’s liabilities. A U.S. holder’s tax basis in the common shares the holder owns will be decreased (but not below zero) by (a) the amount of any cash or adjusted basis of any property distributed (or deemed distributed) to the holder, (b) the holder’s share of the company’s losses and deductions, (c) the holder’s share of the company’s expenditures that are neither deductible nor properly chargeable to a capital account and (d) any decrease in the holder’s share of the company’s liabilities.

Treatment of Securities Loans

A U.S. holder whose common shares are loaned to a “short seller” to cover a short sale of common shares may be considered as having disposed of those common shares. If so, such holder may recognize gain or loss from the disposition, and during the period of the loan (i) company income, gain, loss, deduction or other items with respect to those common shares would not be includible or reportable by the holder, and (ii) cash distributions received by the holder with respect to those common shares could be fully taxable, likely as ordinary income. A holder who participates in any such transaction is urged to consult with its tax adviser.

Limitations on Interest Deductions

The deductibility of a non-corporate U.S. holder’s “investment interest expense” is generally limited to the amount of such holder’s “net investment income.” Investment interest expense would generally include interest expense incurred by the company, if any, and interest expense incurred by the U.S. holder on any margin account borrowing or other loan incurred to purchase or carry common shares. Net investment income includes gross income from property held for investment and amounts treated as portfolio income, such as dividends and interest, under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income. For this purpose, any long-term capital gain or qualified dividend income that is taxable at long-term capital gains rates is excluded from net investment income unless the holder elects to pay tax on such gain or dividend income at ordinary income rates.

Management Fees and Other Expenses

The company will pay an annual management fee to our manager. The company will also pay certain costs and expenses incurred in connection with activities of our manager. The company intends to deduct such fees and expenses to the extent that they are reasonable in amount and are not capital in nature or otherwise nondeductible. It is expected that the management fees and other expenses will generally constitute miscellaneous itemized deductions for individual U.S. holders of common shares. Accordingly, as described immediately below, certain limitations on deductibility of such fees and expenses by the shareholder could reduce or eliminate any associated tax benefits. Corporate U.S. holders of common shares generally will not be subject to these limitations.

In general, a U.S. holder’s share of the expenses incurred by the company that are considered miscellaneous itemized deductions may be deducted by a U.S. holder that is an individual, estate, or trust only to the extent that the holder’s share of the expenses exceeds 2% of the adjusted gross income of such holder. The Code imposes additional limitations (which are scheduled to be phased out between 2006 and 2010) on the amount of certain itemized deductions allowable to individuals, by reducing the otherwise allowable portion of such deductions by an amount equal to the lesser of:

•       3% of the individual’s adjusted gross income in excess of certain threshold amounts; or

•       80% of the amount of certain itemized deductions otherwise allowable for the taxable year.

Organizational and syndication expenses, in general, may not be deducted currently by either the company or any U.S. holder of common shares. An election may be made by the company to amortize organizational expenses over a 180-month period. The company has not yet determined whether it will make such an election. Syndication expenses cannot be amortized or deducted.

The company will report such expenses on a pro rata basis, and each U.S. holder will be required to determine separately to what extent these items are deductible on such holder’s tax return. A U.S. holder’s inability to deduct all or a portion of such expenses could result in such holder’s reporting as its share of company taxable income an amount that exceeds any cash actually distributed to such U.S. holder for the year.

Section 754 Election

The company will make the election permitted by Section 754 of the Code. Such an election, once made, is irrevocable without the consent of the IRS. The election will generally require, in connection with a purchase of common shares in the open market, that the company adjust its proportionate share of the tax basis in the company’s assets, or the “inside” basis, pursuant to Section 743(b) of the Code to fair market value (as reflected in the purchase price for the purchaser’s common shares), as if the purchaser of common shares had acquired a direct interest in the company’s assets. The Section 743(b) basis adjustment is attributed solely to a purchaser of common shares and does not affect the tax basis of the company’s assets associated with other holders. The Section 754 election, however, could result in adjustments to the “common basis” of the company’s assets, under Section 734, in connection with certain distributions.

Generally, the Section 754 election is intended to eliminate the disparity between a purchaser’s “outside” tax basis in its common shares and its share of “inside” tax basis of the company’s assets such that the amount of gain or loss allocable to the purchaser on the disposition by the company of its assets will correspond to the purchaser’s share in the appreciation or depreciation in the value of such assets since the purchaser acquired its common shares. The consequences of this basis adjustment may be favorable or unfavorable as to the purchaser-holder.

The calculations under Section 754 of the Code are complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. To help reduce the complexity of those calculations and the resulting administrative costs to the company, the company will apply certain simplifying conventions in determining and allocating these inside basis adjustments. It is possible that the IRS will prevail in asserting that the conventions utilized by the company do not satisfy the technical requirements of the Code or the Regulations and, thus, will require different basis adjustments to be made. If different adjustments were to be required by the IRS, some holders could be materially adversely affected.

Limitations on Deductibility of Losses

The deduction by a U.S. holder of its share of the company’s losses, if any, will be limited to the lesser of (i) the tax basis in such holder’s common shares, or (ii) in the case of a holder that is an individual or a closely-held corporation (a corporation where more than fifty percent (50%) of the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations), the amount which the holder is considered to be “at risk” with respect to certain activities of the company. In general, the amount “at risk” includes the holder’s actual amount paid for the common shares and any share of company debt that constitutes “qualified nonrecourse financing.” The amount “at risk” excludes any amount the holder borrows to acquire or hold its common shares if the lender of such borrowed funds owns common shares or can look only to common shares for repayment. Losses in excess of the amount at risk must be deferred until years in which the company generates taxable income against which to offset such losses.

Passive Activity Income and Loss

The “passive activity loss” limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) only to the extent of the taxpayer’s income from passive activities. It is expected that holders will not recognize any passive activity income or passive activity loss as a result of an investment in common shares.

Allocations Among Holders

In general, the company’s profits and losses will be determined on an annual basis and will be prorated on a monthly basis, to be apportioned among the holders in proportion to the number of common shares owned by each holder as of the close of the last trading day of the preceding month. As a result, a seller of common shares prior to the close of the last trading day of a month may be allocated income, gain, loss, or deduction realized by the company following the date of sale. With respect to any common share that was not treated as outstanding as of the close of the last trading day of the preceding month, the first person that owns such common share will be treated as holding such common share for this purpose as of the close of the last trading day of the preceding month. Furthermore, all dividends and distributions by the company will be made to the transferor of common shares if the record date is on or before the date of transfer; similarly, if the record date is after the date of transfer, dividends and distributions shall be made to the transferee. Thus, a holder who owns common shares as of the last trading day of any month and who disposes of the common shares prior to the record date set for a cash distribution relating to that month, would be allocated items of income or loss attributable to the next succeeding month but would not be entitled to receive the cash distribution.

It is possible that a transfer of common shares could be considered to occur for U.S. federal income tax purposes on the day when the transfer is completed without regard to the company’s monthly convention for allocating profit and loss. In that event, the company’s allocation method might be considered a method that does not comply with the tax laws.

If the IRS were to treat the transfer of common shares as occurring throughout each month and the use of a monthly convention were not allowed, or if the IRS otherwise does not accept the company’s allocation convention, the IRS may contend that taxable income or losses of the company must be reallocated among the holders. If such a contention by the IRS were sustained, the holders’ respective tax liabilities would be adjusted to the possible detriment of certain holders. The company’s board of directors is authorized to revise the company’s allocation methods in order to comply with the applicable tax laws or to allocate items of company income, gain, loss, or deduction in a manner that may more accurately reflect the holders’ respective beneficial interests in the company as may be necessary or in any manner that may otherwise be appropriate.

Constructive Termination

Subject to the electing large partnership rules described below, the company will be considered as having terminated for tax purposes if there is a sale or exchange of 50 percent or more of the total common shares within a 12-month period. A constructive termination results in the closing of the company’s taxable year for all holders. In the case of a holder reporting on a taxable year other than a fiscal year ending December 31, the closing of the company’s taxable year may result in more than 12 months of its taxable income or loss being includable in such holder’s taxable income for the year of termination. The company would be required to make new tax elections after a termination, including a new election under Section 754. A termination could also result in penalties if the company were unable to determine that the termination has occurred.

Tax Reporting by the Company

Information returns will be filed by the company with the IRS, as required, with respect to income, gain, loss, deduction and other items derived from the company’s activities. The company will file a partnership return with the IRS and will use reasonable efforts to issue tax information that describes your allocable share of our income, gain, loss, and deduction, including a Schedule K-1, to you (and to our manager) as promptly as possible. In preparing this information, the company will use various accounting and reporting conventions to determine your allocable share of income, gain, loss, and deduction. Delivery of this information by the company will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from an investment in which the company holds an interest. It is therefore possible that, in any taxable year, our shareholders will need to apply for extensions of time to file their tax returns. In addition, the IRS may prevail in asserting that certain of our reporting conventions are impermissible, which could result in an adjustment to your income or loss.

It is possible that the company may engage in transactions that subject our partnership and, potentially, the holders of common shares, to other information reporting requirements with respect to an investment in the company. You may be subject to substantial penalties if you fail to comply with such information reporting requirements. You should consult with your tax advisors regarding such information reporting requirements.

Elective Procedures for Large Partnerships

The Code allows large partnerships to elect simplified procedures for income tax reporting. This election, if made, would reduce the number of items that must be separately stated on the Schedules K-1 that are issued to the shareholders, and such Schedules K-1 would have to be provided on or before the first March 15 following the close of each taxable year. In addition, this election would prevent the company from undergoing a “technical termination” (which would close our taxable year) if, within a 12-month period, there is a sale or exchange of 50 percent or more of our total interests. If an election is made, IRS audit adjustments will flow through to the holders of common shares in the year in which the adjustment is made. In addition, the company, rather than the holders of the common shares individually, generally will be liable for any interest and penalties that result from an audit adjustment.

Audits and Adjustments to Tax Liability

A challenge by the IRS, such as in a tax audit, to the tax treatment by a partnership of any item generally must be conducted at the partnership, rather than at the partner, level. A partnership ordinarily designates a “tax matters partner” (as defined under Section 6231 of the Code) as the person to receive notices and to act on behalf of the partnership and the partners in the conduct of such a challenge or audit by the IRS. The company has designated our manager as the “tax matters member,” who shall serve as the tax matters partner.

Our tax matters member, which is required by the LLC agreement to notify all holders of any U.S. federal income tax audit of the company, will have the authority under the LLC agreement to conduct, respond to, and, if appropriate, contest (including by pursuing litigation) any IRS audit of the company’s tax returns or other tax-related administrative or judicial proceedings and, if considered appropriate, to settle such proceedings. A final determination of U.S. tax matters in any proceeding initiated or contested by the tax matters member will be binding on all holders of common shares who held their common shares during the period for which the audit adjustment is made. As the tax matters member, our manager will have the right on behalf of all holders to extend the statute of limitations relating to the holders’ U.S. federal income tax liabilities with respect to company items.

A U.S. federal income tax audit of the company’s information return may result in an audit of the tax return of a holder of common shares, which, in turn, could result in adjustments to a holder’s items of income, gain, loss, and deduction that are unrelated to the company as well as to company-related items. There can be no assurance that the IRS, upon an audit of an information return of the company or of an income tax return of a U.S. holder, might not take a position that differs from the treatment thereof by the company or by such holder, possibly resulting in a tax deficiency. A holder would also be liable for interest on any tax deficiency that resulted from any such adjustments. Potential U.S. holders should also recognize that they might be forced to incur legal and accounting costs in resisting any challenge by the IRS to items in their individual returns, even if the challenge by the IRS should prove unsuccessful. Under our operating agreement, in the event of an inadvertent partnership termination in which the IRS has granted the company limited relief, each holder of common shares is obligated to make such adjustments as are required by the IRS to maintain our status as a partnership.

Foreign Tax Credits

Subject to generally applicable limitations, a U.S. holder of common shares will be able to claim foreign tax credits with respect to certain foreign income taxes (if any) paid or incurred by the company, withheld on payments made to the company or paid by the company on behalf of holders. If a holder elects to claim a foreign tax credit, it must include in its gross income, for U.S. federal income tax purposes, both its share of the company’s items of income and gain and also its share of the amount that is deemed to be the holder’s portion of foreign income taxes paid with respect to, or withheld from, dividends, interest, or other income derived by the company. Subject to certain limitations, the U.S. holder may claim as a credit against its U.S. federal income tax the amount of such taxes incurred or withheld. Alternatively, a U.S. holder may elect to treat such foreign taxes as deductions from gross income. Even if the holder is unable to claim a credit or a deduction, he or she must include all amounts described above in income. Other indirect foreign tax credit rules could apply to corporate U.S. holders. We urge U.S. holders to consult their tax advisers regarding this election and its consequences to them.

Taxation of Certain Foreign Earnings

A non-U.S. entity will be treated as a controlled foreign corporation, or CFC, if it is treated as a corporation for U.S. federal income tax purposes and if more than 50 percent of (i) the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or (ii) the total value of the stock of the non-U.S. entity is owned by U.S. Shareholders on any day during the taxable year of such non-U.S. entity. For purposes of this discussion, a “U.S. Shareholder” with respect to a non-U.S. entity means a U.S. person that owns 10% or more of the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote.

Certain undistributed earnings and certain passive income (“Subpart F income”) of a CFC are taxed to certain U.S. shareholders prior to being distributed. None of the businesses in which the company currently intends to invest would give rise to Subpart F income includible in the income of the shareholders. However, no assurances can be given that businesses in which the company may invest in the future will not be CFCs, which may give rise to Subpart F income. While distributions made by a CFC could generally constitute “qualified dividend income,” the Subpart F provisions of the Code may prevent distributions (or deemed distributions) of such earnings from being so regarded. Additionally, if the company were to invest in a passive foreign investment company, or PFIC, a U.S. holder of common shares may be subject to certain adverse U.S. federal income tax consequences, including a deferred interest charge upon the distribution of previously accumulated earnings with respect to that investment.

Reportable Transaction Disclosure Rules

If the company were to engage in a “reportable transaction,” the company (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS in accordance with recently issued regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of a threshold amount computed without regard to offsetting gains or other income or limitations. An investment in the company may be considered a “reportable transaction” if, for example, we recognize significant losses in the future. In certain circumstances, a holder of common shares who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Our participation in a reportable transaction also could increase the likelihood that our U.S. federal income tax information return (and possibly your tax return) would be audited by the IRS. Certain of these rules are currently unclear and it is possible that they may be applicable in situations other than significant loss transactions.

Moreover, if the company were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to (i) significant accuracy-related penalties with a broad scope, (ii) for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and (iii) in the case of a listed transaction, an extended statute of limitations. We urge U.S. holders to consult their tax advisers regarding the reportable transaction disclosure rules and the possible application of these rules to them.

Non-U.S. Holders

A non-U.S. holder will not be subject to U.S. federal income tax on such holder’s distributive share of the company’s income, provided that such income is not considered to be effectively connected with the conduct of a trade or business within the United States. However, in the case of an individual non-U.S. holder, such holder will be subject to U.S. federal income tax on gains on the sale of common shares in the company or such holder’s distributive share of company gains or other income if such holder is present in the United States for 183 days or more during a taxable year and certain other conditions are met.

If the income from the company is treated as effectively connected with a U.S. trade or business (and, if certain income tax treaties apply, is attributable to a U.S. permanent establishment), then a non-U.S. holder’s share of any company income and of any gain realized upon the sale or exchange of common shares will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens and residents and domestic corporations, and such non-U.S. holder will be subject to tax return filing requirements in the U.S. Non-U.S. holders that are corporations may also be subject to a 30% branch profits tax (or lower treaty rate, if applicable) on their effectively connected earnings and profits that are not timely reinvested in a U.S. trade or business. While it is expected that the company should not be treated as “engaged in a trade or business within the United States” and therefore should not realize income that would be treated as effectively connected with the conduct of a U.S. trade or business, no assurance can be given that the IRS will not prevail in asserting that the company is engaged in a U.S. trade or business.

In addition, gains, if any, allocable to a non-U.S. holder and attributable to a sale by the company of a “U.S. real property interest,” or USRPI (other than such gains subject to tax under the rules discussed above), are generally subject to U.S. federal income tax as if such gains were effectively connected with the conduct of a U.S. trade or business. Moreover, a withholding tax is imposed with respect to such gain as a means of collecting such tax. For this purpose, a USRPI includes an interest (other than solely as a creditor) in a “U.S. real property holding corporation” (in general, a U.S. corporation, at least 50% of whose real estate and trade or business assets, measured by fair market value, consists of USRPIs), as well as an interest in a partnership that holds USRPIs. This withholding tax would be creditable against a non-U.S. holder’s actual U.S. federal income tax liability and any excess withholding tax may generally be eligible for refund. Although a non-U.S. holder who is a partner in a partnership that owns USRPIs is generally subject to tax on the sale or other disposition of its partnership interest to the extent attributable to such USRPIs, no withholding tax is generally imposed on the transfer of publicly traded partnership interests, and gain will not be taxable under the USRPI provisions where the non-U.S. holder owns no more than 5% of a publicly traded entity such as the company. A non-U.S. holder that owns more than 5% of the company is urged to consult its tax adviser about the potential application of the USRPI provisions. We have made no determination as to whether any of the company’s investments will constitute a USRPI.

While generally not subject to U.S. federal income tax as discussed above, a non-U.S. holder generally will be subject to U.S. federal withholding tax at the rate of 30% (or, under certain circumstances, at a reduced rate provided by an income tax treaty, if applicable) in respect of such holder’s distributive share of dividends, interest, and other fixed or determinable annual or periodical income from sources within the United States realized by the company. To the extent any interest income allocated to a non-U.S. holder that otherwise would be subject to U.S. withholding tax is considered “portfolio interest,” neither the allocation of such interest income to the non-U.S. holder nor a subsequent distribution of such interest income to the non-U.S. holder will be subject to withholding, provided (among other things) that the non-U.S. holder is not otherwise engaged in a trade or business in the U.S. and provides the company with a timely and properly completed and executed form W-8BEN or other applicable form and said holder does not directly or indirectly own 10% or more of the common shares or capital of the interest payor. The withholding tax as described herein will apply upon the earlier of the distribution of income to a non-U.S. holder or, if not previously distributed to a non-U.S. holder, at the time such income is allocated to a non-U.S. holder. Amounts withheld on behalf of a non-U.S. holder will be treated as being distributed to such non-U.S. holder; however, to the extent the company is unable to associate amounts withheld with particular common shares, the economic burden of any withholding tax paid by the company to the appropriate tax authorities will be borne by all holders, including U.S. holders.

An individual non-U.S. holder will be subject to U.S. federal estate tax on the value of U.S.-situs property owned at the time of his or her death. It is unclear whether partnership interests (such as the common shares) will be considered U.S.-situs property. Accordingly, a non-U.S. holder is urged to consult his or her tax advisers to determine whether such holder’s estate would be subject to U.S. federal estate tax on all or part of the value of the common shares owned at the time of his or her death.

Non-U.S. holders will be required to timely and accurately complete a form W-8BEN (or other applicable form) and provide such form to the company, for withholding tax purposes. Non-U.S. holders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the company.

Regulated Investment Companies

Under the Code, interests in and income from “qualified publicly traded partnerships” satisfying certain gross income tests are treated as qualifying assets and income, respectively, for purposes of determining eligibility for regulated investment company (“RIC”) status. A RIC may invest up to 25% of its assets in interests of a qualified publicly traded partnership. The determination of whether a publicly traded partnership such as the company is a qualified publicly traded partnership is made on an annual basis. The company likely will not qualify to be treated as a qualified publicly traded partnership. However, because the company expects to satisfy the gross income requirements of Section 7704(c)(2) (determined as provided in Section 851(h) ), the company anticipates that at least 90% of its gross income to constitute qualifying income for regulated investment company income qualification purposes.

Tax-Exempt Organizations

With respect to any holder that is an organization that is otherwise exempt from U.S. federal income tax, such holder nonetheless would be subject to taxation with respect to its “unrelated business taxable income,” or UBTI, to the extent that its UBTI from all sources exceeds $1,000 in any taxable year. Except as noted below with respect to certain categories of exempt income, UBTI generally includes income or gain derived (either directly or through a partnership) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization’s exempt purpose or function.

UBTI generally does not include passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership (such as the company) in which it is a partner. This type of income is exempt, subject to the discussion of “unrelated debt-financed income” below, even if it is realized from securities trading activity that constitutes a trade or business.

UBTI includes not only trade or business income or gain as described above, but also “unrelated debt-financed income.” This latter type of income generally consists of (1) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is “acquisition indebtedness” at any time during the taxable year and (2) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is acquisition indebtedness at any time during the twelve-month period ending with the date of the disposition.

The company expects to incur debt that would be treated as “acquisition indebtedness” with respect to certain of its investments. To the extent the company recognizes income in the form of dividends or interest from any investment with respect to which there is “acquisition indebtedness” during a taxable year, the percentage of the income that will be treated as UBTI generally will be equal to the amount of the income from such investment times a fraction, the numerator of which is the “average acquisition indebtedness” incurred with respect to the investment, and the denominator of which is the “average amount of the adjusted basis” of the company’s investment during the period such investment is held by the company during the taxable year.

To the extent the company recognizes gain from the disposition of any company investment with respect to which there is “acquisition indebtedness,” the portion of the gain that will be treated as UBTI will be equal to the amount of the gain times a fraction, the numerator of which is the highest amount of the “acquisition indebtedness” with respect to the investment during the twelve-month period ending with the date of disposition, and the denominator of which is the “average amount of the adjusted basis” of the investment during the period such investment is held by the company during the taxable year.

Certain State and Local Taxation Matters

Prospective holders should consider, in addition to the U.S. federal income tax consequences described, potential state and local tax considerations of investing in the common shares. State and local tax laws often differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction, and credit. A holder’s distributive share of the taxable income or loss of the company generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which the holder is a resident. The nature of the company’s activities in Connecticut may require non-residents of Connecticut to pay income taxes to Connecticut, subject to certain limitations. Non-residents of Connecticut should check with their own tax advisors concerning their obligations to file tax returns and pay tax in Connecticut. Also, the company may conduct business in other jurisdictions that may subject a holder to income tax in that jurisdiction (and require a holder to file an income tax return with that jurisdiction in respect of the holder’s share of the income derived from that business) or that may impose a withholding tax on the company itself. A prospective holder should consult its own tax adviser with respect to the availability of a credit for such tax in the jurisdiction in which the holder is resident, as well as with respect to other potential state and local tax considerations of investing in the common shares.

Backup Withholding

The company is required in certain circumstances to withhold tax (called “backup withholding”) on certain payments paid to noncorporate holders of common shares who do not furnish their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. If you are an exempt holder, you should indicate your exempt status on a properly completed IRS Form W-8BEN. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

New Legislation or Administrative or Judicial Action

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS, and the U.S. Treasury Department, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. No assurance can be given as to whether, or in what form, any proposals affecting the company or our shareholders will be enacted. The IRS pays close attention to the proper application of tax laws to partnerships. The present U.S. federal income tax treatment of an investment in common shares may be modified by administrative, legislative, or judicial interpretation at any time, and any such action may affect investments previously made. For example, changes to the U.S. federal income tax laws and interpretations thereof could make it more difficult or impossible to meet the qualifying income exception for the company to be treated as a partnership, and not as a corporation, for U.S. federal income tax purposes. The company and our shareholders could be adversely affected by any such change in, or any new, tax law, regulation, or interpretation. Our organizational documents and agreements permit the board of directors to modify our LLC agreement from time to time, without the consent of our shareholders, in order to address certain changes in U.S. federal income tax regulations, legislation, or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our shareholders.

Legislation was proposed earlier this year that could affect the taxation of profits allocated to our manager and the taxation of certain publicly traded partnerships, which publicly traded partnerships may be like or similar to the company.  It is not possible to predict whether the proposed legislation will be enacted, and if enacted, in what form.  Senior officials of the executive and legislative branches expressed publicly an intention to continue to examine various aspects of the taxation of publicly traded partnerships and partnerships that provide investment advisory services; however, it is unclear what the scope of final legislation, if any, may be.

The foregoing discussion is not intended as a substitute for careful tax planning. Each holder of common shares should be aware that certain aspects of the U.S. federal, state, and local income tax treatment regarding the purchase, ownership, and disposition of common shares are not clear under existing law. Thus, we urge each holder to consult its own tax advisers to determine the tax consequences of ownership of the common shares in such holder’s particular circumstances.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares offered by this prospectus. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase from us the number of offered common shares set forth opposite its name in the following table.

Name of Underwriter	Number of Offered Common Shares
Ferris, Baker Watts, Incorporated
J.J.B. Hilliard, W.L. Lyons, Inc.
Oppenheimer & Co.
SMH CAPITAL Inc.
Total

The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of offered common shares, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that each underwriter’s several obligation to purchase shares of our offered common shares depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•       the representations and warranties made by us to the underwriters are true and our agreements have been performed;

•       there is no material adverse change in the financial markets; and

•       we deliver customary closing documents to the underwriters.

The underwriters are committed to purchase and pay for all of our common shares offered by this prospectus, if any such common shares are taken. However, the underwriters are not obligated to take or pay for the common shares covered by the underwriters’ overallotment option described below, unless and until such option is exercised.

There has been no public market for our common shares prior to this offering. The public offering price will be determined by negotiation by us and representatives of the underwriters. The principal factors to be considered in determining the public offering price include:

•       the information set forth in this prospectus and otherwise available to the representatives of the underwriters;

•       the history and the prospects for the industry in which we compete;

•       the ability of our manager;

•       our prospects for future earnings, the present state of our development and our current financial position;

•       the general condition of the securities markets at the time of this offering; and

•       the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

Overallotment Option

We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an additional 15% of offered common shares, or               common shares, at the initial public offering price, less the underwriting discount and commissions and financial advisory fee set forth on the cover page of this prospectus. We will be obligated to sell these offered common shares to the underwriters to the extent such overallotment option is exercised.

If any additional common shares are purchased with this option, the underwriters will purchase such additional common shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer such additional common shares on the same terms as those on which the common shares are being offered. The underwriters may exercise this option only to cover overallotments made in connection with the sale of the common shares offered by this prospectus.

Commissions and Expenses

The underwriters propose to offer the offered common shares directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $      per share on sales to other brokers and dealers. After the public offering of the offered common shares, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts, commission and a financial advisory fee that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common shares.

	Per Shares	Total Without Overallotment Exercise	Total With Overallotment Exercise
Public offering price	$	$	$
Underwriting discount and commissions payable by us
Financial advisory fee payable by us
Proceeds before public offering costs

As indicated in the table above, we have agreed to pay a financial advisory fee of 0.5% of the total offering price to Ferris, Baker Watts, Incorporated for strategic and other advice in connection with the offering. We estimate that the total public offering fees, costs and expenses, exclusive of underwriting discounts, commissions and a financial advisory fee, payable by us will be approximately $6.6 million, which includes up to approximately $300,000 to be paid to Ferris, Baker Watts, Incorporated for the reimbursement of out-of-pocket expenses.

Directed Share Program

At our request, the underwriters have reserved for sale to our directors and officers, employees of our manager and others, at the initial public offering price, up to 10% of the common shares being offered by this prospectus and the separate private placement transactions. The sales will be made by Ferris, Baker Watts, Incorporated through a directed share program. Our directors and officers or employees of our manager or others have indicated that they intend to purchase a portion of such reserved common shares, and any purchases they do make will reduce the number of common shares available to the general public through this offering. If all of these reserved common shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other common shares offered by this prospectus.

Lock-Up Agreements

We have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any of the common shares or any securities convertible into or exchangeable or exercisable for common shares, other than the issuance of options by us pursuant to our equity incentive plan, for a period of 180 days after the date of this prospectus, without the prior written consent of Ferris, Baker Watts, Incorporated. The private placement participants, the employees of our manager, each of our officers and directors and certain individuals participating in the directed share program have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of common shares, other than such common shares purchased in open market transactions after the pricing of this offering, for a period of 180 days after the date of this prospectus without the prior written consent of Ferris, Baker Watts, Incorporated. The consent of Ferris, Baker Watts, Incorporated may be given at any time without public notice. However, in all cases, common shares that are subject to these lock-up agreements may be transferred as a bona fide gift or to a trust for the benefit of any of our officers and directors or any employee of our manager, provided that the donee or trust agrees in writing to the terms of the lock-up agreement to which such person is bound. With the exception of the underwriters’ overallotment option, there are no present agreements between the underwriters and us, the private placement participants, any employees of our manager or our officers and directors releasing us or them from these lock-up agreements prior to the expiration of the 180 day period.

Indemnity

We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids.

•       Stabilizing transactions permit bids to purchase offered common shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the offered common shares while the offering is in progress.

•       Overallotment transactions involve sales by the underwriters of offered common shares in excess of the number of common shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of offered common shares overallotted by the underwriters is not greater than the number of common shares that they may purchase in the overallotment option. In a naked short position, the number of common shares involved is greater than the number of common shares in the overallotment option. The underwriters may close out any short position by exercising their overallotment option and/or purchasing shares of offered common shares in the open market.

•       Syndicate covering transactions involve purchases of offered common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common shares to close out the short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared with the price at which they may purchase offered common shares through exercise of the overallotment option. If the underwriters sell more offered common shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying offered common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the offered common shares in the open market that could adversely affect investors who purchase in the offering.

•       Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the offered common shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, overallotment transaction, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our offered common shares or preventing or retarding a decline in the market price of our offered common shares. As a result, the price of our offered common shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of our offered common shares. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our offered common shares on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in this offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the offered common shares. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the offered common shares during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

U.K. Selling Restrictions

Each underwriter has agreed that: (i) it has not offered or sold and will not offer or sell any common shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer of transferable securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (“FSMA”); (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any common shares in circumstances in which section 21(1) of the FSMA does not apply to the issuer or in which the communication is exempt under the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

No Public Offering Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the common shares or the possession, circulation or distribution of this prospectus or any other material relating to us or the common shares in any jurisdiction where action for that purpose is required. Accordingly, the common shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Purchasers of the common shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

Our Relationship with the Underwriters

The offered common shares are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Richards, Layton & Finger, P.A., Wilmington, DE; McDermott Will & Emery LLP, Washington, D.C. will pass upon certain other matters, including with respect to federal income tax matters addressed herein. Certain legal matters will be passed upon on behalf of the underwriters by Squire, Sanders & Dempsey L.L.P., Cincinnati, Ohio.

EXPERTS

The financial statements of Atlas Industries Holdings LLC at December 31, 2006 and for the period from inception (December 26, 2006) through December 31, 2006 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Metal Resources LLC at December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Forest Resources LLC at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Capital Equipment Resources LLC at December 31, 2006 and for the period from June 5, 2006 through December 31, 2006 and the consolidated statements of operations and cash flows of Pangborn Corporation from January 1, 2006 through June 4, 2006 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Pangborn Corporation and subsidiary as of December 31, 2005 and for the year then ended (predecessor) have been included herein in reliance upon the reports of KPMG LLP, independent auditors, appearing elsewhere herein upon the authority of said firm as experts in accounting and auditing.

The carve-out financial statements of Roman’s Paperboard and Packaging Business at December 31, 2005 and April 30, 2006 and for the years ended December 31, 2004 and 2005 and for the four month period ended April 30, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Protective Packaging as of September 15, 2005 and December 31, 2004 and for the period from January 1, 2005 to September 15, 2005 and for the year ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0300. In addition, the SEC maintains a web site at http://www.sec.gov that contains the Form S-1 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

Following this offering, we will be required to file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room or through its Internet web site.

Capital Equipment Resources LLC
Audited Financial Statements
Report of Independent Auditors	F-91
Consolidated balance sheet as of December 31, 2006	F-92
Consolidated statements of operations for the period January 1, 2006 through June 4, 2006 (“Predecessor”) and June 5, 2006 through December 31, 2006 (“Successor”)	F-93
Consolidated statements of cash flows for the period January 1, 2006 through June 4, 2006 (“Predecessor”) and June 5, 2006 through December 31, 2006 (“Successor”)	F-94
Consolidated statements of changes in members’ equity and comprehensive income for the period June 5, 2006 through December 31, 2006 (“Successor”)	F-95
Notes to consolidated financial statements	F-96
Unaudited Condensed Consolidated Financial Statements
Consolidated balance sheet as of December 31, 2006 and June 30, 2007	F-117
Consolidated statements of operations for the six month periods ended June 30, 2006 and 2007	F-118
Consolidated statements of cash flows for the six month periods ended June 30, 2006 and 2007	F-119
Notes to condensed consolidated financial statements	F-120
Pangborn Corporation and Subsidiary
Independent Auditors’ Report	F-126
Consolidated balance sheet as of December 31, 2005	F-127
Consolidated statement of operations and comprehensive income for the year ended December 31, 2005	F-128
Consolidated statement of changes in stockholder’s equity for the year ended December 31, 2005	F-129
Consolidated statement of cash flows for the year ended December 31, 2005	F-130
Notes to consolidated financial statements	F-131
Historical Financials of Recent Acquisitions
Roman’s Paperboard and Packaging Business
Report of the Auditors	F-141
Carve-out balance sheets as of December 31, 2005 and April 30, 2006	F-142
Carve-out statements of operations for the years ended December 31, 2004 and 2005 and the four month period ended April 30, 2006	F-143
Carve-out statements of cash flows for the years ended December 31, 2004 and 2005 and the four month period ended April 30, 2006	F-144
Carve-out statements of changes in divisional equity for the years ended December 31, 2004 and 2005 and the four month period ended April 30, 2006	F-145
Notes to carve-out financial statements	F-146
Protective Packaging
Report of independent Registered Public Accounting Firm	F-158
Combined balance sheets as of December 31, 2004 and September 15, 2005	F-159
Combined statements of operations for the year ended December 31, 2004 and the period January 1, 2005 through September 15, 2005	F-160
Combined statements of cash flows for the year ended December 31, 2004 and the period January 1, 2005 through September 15, 2005	F-161
Notes to combined financial statements	F-162

Atlas Industries Holdings LLC
Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Atlas Industries Holdings LLC

We have audited the accompanying balance sheet of Atlas Industries Holdings LLC as of December 31, 2006, and the related statements of operations, changes in member’s equity, and cash flows for the period from inception (December 26, 2006) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atlas Industries Holdings LLC at December 31, 2006, and the results of its operations and its cash flows for the period from inception (December 26, 2006) through December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Indianapolis, Indiana
April 24, 2007

Atlas Industries Holdings LLC
Financial Statements
Balance Sheet

December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$100
Deferred offering costs	197
Total assets	$297
Liabilities and member’s equity:
Current liabilities
Due to related party	$29
Accrued expenses	183
Commitments and contingencies (see Note 4)
Member’s equity:
Allocation shares—1,000 authorized, issued and outstanding	100
Common shares—500,000,000 authorized, zero units issued	—
Accumulated deficit	(15)
Total member’s equity	85
Total liabilities and member’s equity	$297

Dollar amounts in thousands.

The accompanying notes are an integral part of these financial statements.

Atlas Industries Holdings LLC
Financial Statements
Statement of Operations

December 26, 2006 (date of inception) through December 31, 2006
Formation costs	$15
Net loss	$(15)

Dollar amounts in thousands.

The accompanying notes are an integral part of these financial statements.

Atlas Industries Holdings LLC
Financial Statements
Statement of Cash Flows

December 26, 2006 (date of inception) through December 31, 2006
Operating activities:
Net loss	$(15)
Adjustments to reconcile net loss to net cash provided by operating activities:
Changes in operating assets and liabilities:
Due to related party	29
Accrued expenses	183
Net cash provided by operating activities	197
Financing activities:
Issuance of allocation shares	100
Deferred offering costs	(197)
Net cash provided by financing activities	(97)
Net increase in cash and cash equivalents	100
Cash and cash equivalents at the beginning of the period	—
Cash and cash equivalents at the end of the period	$100

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Atlas Industries Holdings LLC
Financial Statements
Statement of Changes in Member’s Equity

	Allocation shares	Accumulated deficit	Total
Initial capitalization at December 26, 2006	$100	$—	$100
Net loss	—	(15)	(15)
Balance at December 31, 2006	$100	$(15)	$85

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Atlas Industries Holdings LLC
Notes to Financial Statements

NOTE 1—Organization and Business Operations

Atlas Industries Holdings LLC (the “Company”) was chartered as a limited liability company on December 26, 2006 pursuant to the Delaware Limited Liability Company Act.  As of December 31, 2006, Atlas Industries Management LLC (the “Manager”) is the sole member of the Company.

The Company was formed to acquire and manage a group of small to middle market businesses that are primarily headquartered in the United States.  The Company has neither engaged in any operations nor generated any revenue to date.  The Company is anticipating using the proceeds from a proposed offering to acquire 100% interests in Forest Resources LLC, CanAmPac ULC, a subsidiary of Forest Resources LLC, and Capital Equipment Resources LLC (collectively referred to as the “Initial Businesses”).

The Company has engaged the Manager to manage its day-to-day operations and affairs.  To date, the operations of the Company have been incidental to its organization, proposed acquisition of the Initial Businesses, and the proposed offering.  Until consummation of the offering, the Company is dependent upon financial support from the Initial Businesses that have agreed to reimburse the Company.

NOTE 2—Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with generally accepted accounting principles (“GAAP”) in the United States.

Cash and Cash Equivalents

Cash and cash equivalents are defined as all demand deposits and short-term investments with original maturities of 90 days or less.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from estimates under different assumptions and conditions, and such results may affect income, financial position, or cash flows.

Due to Related Party

A portion of the fees and expenses incurred through December 31, 2006 to consummate the proposed offering have been incurred by Atlas Holdings LLC, a related party, which are separately presented on the balance sheet.

Deferred Offering Costs

Deferred offering costs consist principally of legal and consulting fees incurred that are related to the proposed offering.  These costs will be recorded as a deduction from equity upon completion of the offering or recorded as an expense if the offering is not completed.

Atlas Industries Holdings LLC
Notes to Financial Statements (Continued)

NOTE 2—Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is treated as a partnership for United States federal and state income tax purposes.  Accordingly, no provision has been made for United States federal or state income taxes since the Company’s net loss (subject to certain limitations) is allocated directly to its members.

NOTE 3—Member’s Equity

The Company was formed to qualify as a Delaware limited liability company.  The Company is authorized to issue 1,000 allocation shares and 500,000,000 common shares with the rights, privileges, preferences, and obligations per the Second Amended and Restated LLC Operating Agreement (“LLC Agreement”).

Pursuant to the LLC Agreement, each outstanding common share is entitled to one vote per share and the allocation shares are not entitled to vote except in certain circumstances.

NOTE 4—Commitments and Contingencies

In the ordinary course of business, the Company may be named a party to various claims and/or legal proceedings.  The Company has not been named in and is not aware of any matters which will result, either individually or in the aggregate, in a material adverse effect upon its financial condition or results of operations.

Atlas Industries Holdings LLC
Financial Statements

Atlas Industries Holdings LLC
Financial Statements

Balance Sheets

	December 31,	June 30,
	2006	2007
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$100	$20
Account receivable	—	48
Deferred offering costs	197	$6,621
Total assets	$297	$6,689
Liabilities and member’s equity:
Current liabilities:
Due to affiliates (Forest, CanAmPac and Pangborn) upon completion of offering	$—	$4,992
Due to related party	29	275
Accrued costs	183	1,368
Commitments and contingencies (see Note 4)
Member’s equity:
Allocation shares—1,000 authorized, issued and outstanding	100	100
Common shares—500,000,000 authorized, zero units issued	—	—
Accumulated deficit	(15)	(46)
Total member’s equity	85	54
Total liabilities and member’s equity	$297	$6,689

Dollar amounts in thousands.
The accompanyingnotes are an integral part of these financial statements.

Atlas Industries Holdings LLC
Financial Statements

Statements of Operations

	December 26, 2006 (date of inception) through December 31, 2006	Six month period ended June 30, 2007
		(unaudited)
Formation costs	$15	$—
Operating expenses	—	31
Net loss	$(15)	$(31)

Dollar amounts in thousands.
The accompanyingnotes are an integral part of these financial statements.

Atlas Industries Holdings LLC
Financial Statements

Statements of Cash Flows

	December 26, 2006 (date of inception) through December 31, 2006	Six month period ended June 30, 2007
		(unaudited)
Operating activities:
Net loss	$(15)	$(31)
Adjustments to reconcile net loss to net cash provided by operating activities:
Changes in operating assets and liabilities:
Increase in accounts receivable	—	(48)
Due to related party	29	246
Net cash provided by operating activities	14	167
Financing activities:
Issuance of allocation shares	100	—
Due to affiliates (Forest, CanAmPac, or Pangborn) upon completion of offering	—	4,992
Accrued expenses	183	1,185
Deferred offering costs	(197)	(6,424)
Net cash provided by (used in) financing activities	86	(247)
Net increase (decrease) in cash and cash equivalents	100	(80)
Cash and cash equivalents at the beginning of the period	—	100
Cash and cash equivalents at the end of the period	$100	$20

Dollar amounts in thousands.
The accompanyingnotes are an integral part of these financial statements.

Atlas Industries Holdings LLC
Financial Statements

Statements of Changes in Member’s Equity

	Allocation shares	Accumulated deficit	Total
Initial capitalization at December 26, 2006	$100	$—	$100
Net loss	—	(15)	(15)
Balance at December 31, 2006	100	(15)	85
Net loss (unaudited)	—	(31)	(31)
Balance at June 30, 2007 (unaudited)	$100	$(46)	$54

Dollar amounts in thousands.
The accompanyingnotes are an integral part of these financial statements.

Atlas Industries Holdings LLC
Notes to Financial Statements (unaudited)

All dollar amounts in thousands unless otherwise indicated.

NOTE 1—Organization and Business Operations

Atlas Industries Holdings LLC (the “Company”) was chartered as a limited liability company on December 26, 2006 pursuant to the Delaware Limited Liability Company Act. As of December 31, 2006, Atlas Industries Management LLC (the “Manager”) is the sole member of the Company.

The Company was formed to acquire and manage a group of small to middle market businesses that are primarily headquartered in the United States. The Company has neither engaged in any operations nor generated any revenue to date. The Company is anticipating using the proceeds from a proposed offering to acquire 100% interests in Metal Resources LLC, Forest Resources LLC, CanAmPac ULC, a subsidiary of Forest Resources LLC, and Capital Equipment Resources LLC (collectively referred to as the “Initial Businesses”).

The Company has engaged the Manager to manage its day-to-day operations and affairs. To date, the operations of the Company have been incidental to its organization, proposed acquisition of the Initial Businesses, and the proposed offering. Until consummation of the offering, the Company is dependent upon financial support from the Initial Businesses that have agreed to reimburse the Company.

NOTE 2—Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with generally accepted accounting principles (“GAAP”) in the United States.

Cash and Cash Equivalents

Cash and cash equivalents are defined as all demand deposits and short-term investments with original maturities of 90 days or less.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates under different assumptions and conditions, and such results may affect income, financial position, or cash flows.

Due to Related Party

A portion of the fees and expenses incurred through June 30, 2007 to consummate the proposed offering have been incurred by Atlas Holdings LLC, a related party, which are separately presented on the balance sheet.

Atlas Industries Holdings LLC
Notes to Financial Statements (unaudited) (continued)

NOTE 2—Summary of Significant Accounting Policies (continued)

Deferred Offering Costs

Deferred offering costs consist principally of legal and other professional service fees incurred that are related to the proposed offering. These costs have been funded by the Initial Businesses and will be recorded as a deduction from equity upon completion of the offering. As of June 30, 2007, the Company owed certain of the Initial Businesses $4,992 for their respective share of these costs. Should the offering not be completed, the Company will not reimburse the Initial Businesses for these costs.

Income Taxes

The Company is treated as a partnership for United States federal and state income tax purposes. Accordingly, no provision has been made for United States federal or state income taxes since the Company’s net loss (subject to certain limitations) is allocated directly to its member.

NOTE 3—Member’s Equity

The Company was formed to qualify as a Delaware limited liability company. The Company is authorized to issue 1,000 allocation shares and 500,000,000 common shares with the rights, privileges, preferences, and obligations per the Second Amended and Restated LLC Operating Agreement (“LLC Agreement”).

Pursuant to the LLC Agreement, each outstanding common share is entitled to one vote per share and the allocation shares are not entitled to vote except in certain circumstances.

NOTE 4—Commitments and Contingencies

In the ordinary course of business, the Company may be named a party to various claims and/or legal proceedings. The Company has not been named in and is not aware of any matters which will result, either individually or in the aggregate, in a material adverse effect upon its financial condition or results of operations.

Metal Resources LLC
Consolidated Financial Statements

Report of Independent Auditors

Board of Managers and Members
Metal Resources LLC

We have audited the accompanying consolidated balance sheets of Metal Resources LLC as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in members’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material financial misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metal Resources LLC at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2005 the Company changed its method of accounting for inventory.

/s/ Ernst & Young LLP
Toledo, Ohio

August 3, 2007

Metal Resources LLC
Consolidated Financial Statements
Consolidated Balance Sheets

	December 31,			December 31,
	2005	2006		2005	2006

Assets			Liabilities and members’ equity (deficit)
Current assets:			Current liabilities:
Cash and cash equivalents	$281	$348	Accounts payable	$4,770	$7,067
Bond sinking fund	650	930	Accrued expenses	1,524	5,150
Trade accounts receivable, net	7,996	11,630	Revolving line of credit	—	600
Inventories, net	10,771	10,506	Current portion of long-term debt	1,898	2,178
Prepaid expenses	555	564	Total current liabilities	8,192	14,995
Total current assets	20,253	23,978
			Non-current liabilities:
			Revolving line of credit	2,875	—
			Long-term debt	13,235	11,058
Non-current assets:			Total non-current liabilities	16,110	11,058
Property, plant, and equipment, net	4,764	5,475
Restricted cash	2,380	1,004	Commitment and contingencies (see Notes 8 and 12)
Other assets, net	396	340
Total non-current assets	7,540	6,819	Participating preferred units
			(400,000 authorized) :
			Series A-1 (no par value, 400,000 units issued and outstanding)	1,116	6,873
			Members’ equity (deficit):
			Participating preferred units (1,059,261 authorized):
			Series A (no par value, 400,000 units issued and outstanding)	1,027	1,328
			Series B (no par value, 400,000 units issued and outstanding)	3,028	2,576
			Series D (no par value, 259,261 units issued and outstanding)	1,089	1,173
			Common units (258,484 authorized, no par value, 258,484 units issued and outstanding	(2,769)	(7,206)
			Total members’ equity (deficit)	2,375	(2,129)
			Total liabilities and members’ equity
Total assets	$27,793	$30,797	(deficit)	$27,793	$30,797

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Metal Resources LLC
Consolidated Financial Statements
Consolidated Statements of Income

	Years ended December 31,
	2004	2005	2006
Net sales	$46,883	$66,409	$89,918
Cost of goods sold	37,860	54,990	71,846
Gross profit	9,023	11,419	18,072
Operating expenses	4,391	5,607	6,807
Income from operations	4,632	5,812	11,265
Other income (expense):
Interest income	5	93	103
Interest expense	(484)	(428)	(961)
Other	103	(11)	7
Net income	$4,256	$5,466	$10,414

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Metal Resources LLC
Consolidated Financial Statements
Consolidated Statements of Changes in Members’ Equity (Deficit)

	Series A Units		Series B Units		Series D Units		Common Units		Total Members’ Equity
	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	(Deficit)
Balance at January 1, 2004	400,000	$(176)	400,000	$555	259,261	$776	250,000	$—	$1,155
Net Income	—	—	—	—	—	—	—	4,256	4,256
Preferred dividends and income allocation	—	1,423	—	2,203	—	630	—	(4,256)	—
Issuance of units	—	—	—	—	—	—	8,484	—	—
Distributions	—	(150)	—	(302)	—	(130)	—	—	(582)
Balance at December 31, 2004	400,000	1,097	400,000	2,456	259,261	1,276	258,484	—	4,829
Net income	—	—	—	—	—	—	—	5,466	5,466
Preferred dividends and income allocation	—	1,412	—	2,194	—	848	—	(4,454)	—
Distributions	—	(1,482)	—	(1,622)	—	(1,035)	—	(917)	(5,056)
Accretion of preferred unit value	—	—	—	—	—	—	—	(2,864)	(2,864)
Balance at December 31, 2005	400,000	1,027	400,000	3,028	259,261	1,089	258,484	(2,769)	2,375
Net income	—	—	—	—	—	—	—	10,414	10,414
Preferred dividends and income allocation	—	2,533	—	2,658	—	1,747	—	(6,938)	—
Distributions	—	(2,232)	—	(3,110)	—	(1,663)	—	(943)	(7,948)
Accretion of preferred unit value	—	—	—	—	—	—	—	(6,970)	(6,970)
Balance at December 31, 2006	400,000	$1,328	400,000	$2,576	259,261	$1,173	258,484	$(7,206)	$(2,129)

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Metal Resources LLC
Consolidated Financial Statements
Consolidated Statements of Cash Flows

	Years ended December 31,
	2004	2005	2006
Operating activities:
Net income	$4,256	$5,466	$10,414
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	523	617	724
Amortization of deferred financing costs	26	40	56
Loss on disposal of property and equipment	44	3	6
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(3,715)	(545)	(3,634)
Decrease (increase) in inventories	(5,345)	(2,192)	265
Decrease (increase) in prepaid expenses	(313)	141	(9)
Increase (decrease) in accounts payable	695	2,129	2,297
Increase (decrease) in accrued expenses	345	417	3,626
Net cash provided by (used in) operating activities	(3,484)	6,076	13,745
Investing activities:
Capital expenditures	(1,507)	(634)	(1,441)
Proceeds from sale of property and equipment	20	—	—
Net cash used in investing activities	(1,487)	(634)	(1,441)
Financing activities:
Increase (decrease) in revolving line of credit, net	404	(925)	(2,275)
Issuance of industrial revenue bonds	9,000	—	—
Payment on industrial revenue bonds	—	—	(650)
Use of bond sinking fund in payment on industrial revenue bonds	—	—	650
Contributions to bond sinking fund	—	(650)	(930)
Borrowings under term note	—	6,237	—
Payments on term note	—	(104)	(1,247)
Decrease (increase) in restricted cash, net	(3,046)	666	1,376
Proceeds from issuance of additional preferred units	3,741	—	—
Payments of capital lease obligation	(3)	—	—
Redemption of subordinated debt	(3,330)	—	—
Financing fees	(363)	(80)	—
Distributions to unit holders	(1,435)	(10,305)	(9,161)
Net cash provided by (used in) financing activities	4,968	(5,161)	(12,237)
Net increase (decrease) in cash	(3)	281	67
Cash and cash equivalents at beginning of period	3	—	281
Cash and cash equivalents at end of period	$—	$281	$348
Supplemental disclosures of cash flow information:
Total cash paid during the period for interest	$424	$395	$896

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Metal Resources LLC
Notes to Consolidated Financial Statements

All dollar amounts in thousands unless otherwise indicated.

NOTE 1—Organization and Nature of Business

On January 22, 2002, Michigan Seamless Tube LLC (“Company”) was formed as a limited liability company. On October 18, 2002, the Company was capitalized with a $6,000 contribution from its parent company, Metal Resources LLC (“Parent”) and the issuance of $2,000 of senior subordinated notes. On October 18, 2002, the Company purchased the net assets of Michigan Specialty Tube, Inc. from Vision Metals, Inc. in a Section 363 purchase under the United States Bankruptcy Code, for a purchase price of $4,198, including transaction costs.

The acquisition was accounted for as a purchase transaction. The total purchase price was allocated to the assets and liabilities based on their respective fair values. The purchase price and allocation was as follows:

Amount
Inventory	$88
Property, plant, and equipment	4,146
Capital lease obligation	(36)
$4,198

The Parent has no operations apart from the Company and was capitalized with $2,000 of 7% Series A Preferred Units, $4,000 of 7% Series B Preferred Units, in addition to 250,000 Series C Common Units. The Parent originally contributed $6,000 to the Company to purchase the net assets of Michigan Specialty Tube, Inc. and to fund anticipated operating losses during the start up phase, working capital requirements, and other cash flow needs of the Company. The Parent holds 1,000 equity units of the Company in accordance with this contribution. On April 11, 2003, the Parent issued $1,750 of 7% Series D Preferred Units for cash and through conversion of $250 in unpaid management fees. On February 23, 2004, the Parent issued $4,000 of 7% Series A-1 Preferred Units for cash. See NOTE 5 for discussion of members’ equity.

The Company is a highly specialized manufacturer of seamless mechanical and pressure tubing for demanding industrial applications sold primarily in North America. The Company sells its products to a diverse customer base operating in the energy and mechanical tube markets. The Company has one manufacturing facility located in South Lyon, Michigan. A majority of the Company’s hourly workers are covered by a collective bargaining agreement which extends through November 2012.

NOTE 2—Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are adjusted to reflect actual experience when necessary. Significant estimates and assumptions affect many items in the financial statements, for example: allowance for doubtful trade receivables, reserve for cash discounts, inventory reserves, accrued liabilities, asset impairments, value of equity-based awards, contingencies, litigation, and incentives. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time. Significant

Metal Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 2—Significant Accounting Policies (continued)

Use of Estimates (continued)

estimates and assumptions are also used to establish the useful lives of depreciable tangible and certain intangible assets. Actual results could differ from estimates under different assumptions and conditions, and such results may affect income, financial position, or cash.

Financial Instruments

The Company’s financial instruments included cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. The recorded values of long-term debt approximate its fair value, as its interest rate approximates market rates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Restricted Cash

The Company had restricted cash of $2,380 and $1,004 at December 31, 2005 and 2006, respectively, which is set aside for capital expenditures pursuant to an Industrial Revenue Bond indenture further described in NOTE 4.

Trade Accounts Receivable

Trade accounts receivable are stated at amounts estimated by management to be the net realizable value. Credit is extended to customers based on an evaluation of credit reports, payment practices and, in most cases, financial condition. The Company reserves for doubtful accounts based upon past history and considering economic circumstances surrounding particular customers. The Company writes-off trade accounts receivable when it becomes apparent that amounts will not be collected. The reserve for trade accounts receivable was $119 and $150 as of December 31, 2005 and 2006, respectively.

Concentration of Credit Risk

Credit is extended based on an evaluation of the customer’s financial condition and generally collateral is not required. Credit terms are consistent with the industry. Total revenues from the Company’s largest customer during the years ended December 31, 2004 and 2005 were 17% and 13%, respectively. No other customer exceeded 8% of net sales during the years ended December 31, 2004 or 2005. During the year ended December 31, 2006, the Company realized total revenues in excess of 10% from its two largest customers for a combined total of 33%. No other customer exceeded 6% of total revenues during the year ended December 31, 2006.

Five customers accounted for 42% and 44% of the total trade accounts receivable balance at December 31, 2005 and 2006, respectively. No other customer’s balance exceeded 5% at December 31, 2005 and 2006.

Metal Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 2—Significant Accounting Policies (continued)

Inventories

For the year ended December 31, 2005, the Company changed its method of inventory pricing from the first-in, first-out (“FIFO”) method to the last-in, first-out (“LIFO”) method. Management believes the LIFO method results in a better matching of current costs with current revenues and minimizes the effect of price level changes on inventory valuations. Neither the cumulative effect of this accounting change for years prior to 2005 nor the pro forma effects of retroactive application of the LIFO method to prior years is reasonably determinable. The effect of the change on the year ended December 31, 2005 was to decrease pretax income by $1,283 while the effect of the change on the year ended December 31, 2006 was to increase pretax income by $407.

The following table presents inventories:

	December 31,
	2005	2006
Inventories:
Raw materials	$8,660	$7,109
Work-in process	2,338	3,130
Finished goods	818	870
Tooling	238	273
	12,054	11,382
LIFO reserve	(1,283)	(876)
Total inventories	$10,771	$10,506

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is provided at rates based on the estimated useful lives of the assets using the straight-line method as follows:

Buildings and improvements	20 years
Machinery and equipment	3 to 12 years

The following table presents the components of property, plant and equipment:

	December 31,
	2005	2006
Property, plant and equipment:
Land	$95	$95
Buildings and improvements	1,413	1,413
Machinery and equipment	4,775	6,255
Construction in-progress	136	87
	6,419	7,850
Accumulated depreciation	(1,655)	(2,375)
Property, plant and equipment, net	$4,764	$5,475

Metal Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 2—Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

The carrying value of long-lived assets is reviewed to determine if facts and circumstances suggest that the assets may be impaired or that the useful life may need to be changed. The Company considers internal and external factors relating to each asset, including sales trends, future asset utilization and business climate. If these factors and the projected undiscounted cash flows of the asset over the remaining useful life indicate that the asset will not be recoverable, the carrying value will be adjusted to fair value.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Accordingly, no provision is made for federal or state income taxes since the Company’s net income or loss (subject to certain limitations) is includable in the federal and state income tax returns of its members.

Revenue Recognition

Revenues are recognized when the product or goods are shipped to customers. Shipping and handling expenses are included in cost of sales.

Reclassifications

Certain amounts in previously issued financial statements have been reclassified to the current financial statement presentation.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R (revised 2004), Share-Based Payment, (“SFAS No. 123R”), which replaces SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires that the compensation cost related to share-based payment transactions be recognized in the financial statements and also requires the use of assumptions and judgments about future events and certain of the inputs to the valuation models will require considerable judgment by management. SFAS No. 123R became effective for the Company beginning January 1, 2006. The adoption of SFAS No. 123R did not have a material impact on the Consolidated Financial Statements.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs (“SFAS No. 151”). SFAS No. 151 amends Accounting Research Bulletin (ARB) No. 43, Chapter 4, and clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as period charges and requires that fixed production overhead be allocated to inventory based on normal capacity of the production facility. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a material impact on the Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 157 to have a significant impact on the Consolidated Financial Statements.

Metal Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 3—Revolving Line of Credit

The Company has a $10,000 revolving credit agreement (“Revolver”), subject to certain limitations, with a bank with a maturity date of October 31, 2007. Total borrowings are limited to 80% of the Company’s eligible trade accounts receivable plus the lesser of $5,000 or 50% of eligible inventory. Interest is due monthly at the bank’s prime rate (7.00% and 8.25% at December 31, 2005 and 2006, respectively). The Revolver is collateralized by all trade accounts receivable and inventory and contains covenants, which, among others, require the maintaining of a fixed charge coverage ratio, total debt to EBITDA ratio and minimum tangible net worth. Borrowings on the Revolver were $2,875 and $600 on December 31, 2005 and 2006, respectively.

The Revolver also includes the availability of up to $1,500 of standby letters of credit, which reduce available borrowings under the Revolver. There were no letters of credit outstanding as of December 31, 2005 or 2006.

NOTE 4—Long-Term Debt

On November 3, 2005, the Company entered into a Term Note agreement with a bank. The Term Note requires monthly principal payments of $104 plus interest at LIBOR (4.44% and 5.10% at December 31, 2005 and 2006, respectively) plus 2.00% through September 30, 2009. On October 31, 2009, a final balloon payment of $1,247 is due on the Term Note. Amounts outstanding on the Term Note were $6,133 and $4,886 at December 31, 2005 and 2006, respectively.

On September 30, 2004, the Oakland County Development Corporation issued $9,000 of Industrial Revenue Bonds (“IRB” or “Bonds”) for the benefit of the Company. The Bonds are due in annual installments beginning January 2006. The Company is required to make quarterly sinking fund payments, which will be held by a bank in a restricted cash account, beginning four quarters prior to the first installment date. The Company is required to make quarterly payments beginning January 1, 2005 ranging from $163 to $233 through October 1, 2015. Sinking fund payments of $650 and $930 were made as of December 31, 2005 and 2006, respectively. The IRB currently carries a variable interest rate determined by the remarketing agent (2.15%, 3.68% and 4.07% at December 31, 2004, 2005 and 2006, respectively). The IRB is collateralized by a direct pay letter of credit issued by the Company’s bank at a cost of 1.25% per annum and expires on October 16, 2009. A portion of the proceeds from the IRB ($2,380 and $1,004 at December 31, 2005 and 2006, respectively) are held in trust by a bank and may only be accessed by the Company for approved capital expenditures. This amount is classified as restricted cash in the financial statements.

The Company had senior subordinated notes of $2,250 at a rate of 12.00%, which were due in full on October 17, 2007, but were prepaid on September 30, 2004 with proceeds from the IRB. The senior subordinated notes were secured by the Company’s property, plant and equipment and were governed by two separate senior subordinated note agreements with related parties.

The Company also had junior subordinated notes of $1,080 at a rate of 15.00%, which were due in full on October 17, 2007, but were prepaid on February 23, 2004 with proceeds from the issuance of Series A-1 Preferred Units. The junior subordinated notes were also secured by the Company’s property, plant, and equipment.

Metal Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 4—Long-Term Debt (continued)

Future principal payments of debt at December 31, 2006 are as follows:

	Term
	Note	Bonds	Total
2007	$1,248	$930	$2,178
2008	1,248	930	2,178
2009	2,390	930	3,320
2010	—	930	930
2011	—	930	930
Thereafter	—	3,700	3,700
Total	4,886	8,350	13,236
Less current portion of long-term debt	(1,248)	(930)	(2,178)
Long-term debt	$3,638	$7,420	$11,058

NOTE 5—Members’ Equity

The Board of Managers, appointed by the members, manages the business and affairs of the Company and Parent. No member or Manager shall be liable for the debts, obligations or liabilities of the Company or Parent or any other member solely by reason of being a member or acting as a Manager. The majority holder of Series A-1 Preferred Units has the right to designate and elect one Manager. Series A Preferred Unit holders have the right to designate and elect two Managers. Series B and D Preferred Unit holders and Series C Common Unit holders, acting as a class, have the right to designate and elect the remaining five Managers. Generally, holders of Series A-1, A, B, and D Preferred Units and Series C Common Units have one vote per unit on matters specified in the Third Amended and Restated Limited Liability Company Agreement of Metal Resources LLC (a Limited Liability Company Agreement).

Series A, B and D Preferred Units earn a 7% cumulative return per year accumulating quarterly on March 31, June 30, September 30, and December 31 on any remaining unliquidated, liquidation preference of the Preferred Units. On November 4, 2005, the Company paid the unliquidated preference on all outstanding Series A-1 Preferred Units. As a result, subsequent to November 4, 2005, the Company no longer pays a preferred return on the Series A-1 Preferred Units. On August 1, 2006, the Company paid $516, $1,032, and $452 of the unliquidated preference on all outstanding Series A, B, and D Preferred Units, respectively. As a result, subsequent to August 1, 2006, the Company pays a reduced preferred return on the Series A, B, and D Preferred Units. The unliquidated preference is as follows:

	December 31,
	2005	2006
Series A Preferred Units	$2,000	$1,484
Series B Preferred Units	4,000	2,968
Series D Preferred Units	1,750	1,298

For the years ended December 31, 2004, 2005 and 2006, accumulated preferred returns of $1,435, $2,214 and $2,698, respectively, were paid by the Parent, representing 100% of the respective cumulative returns outstanding.

Metal Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 5—Members’ Equity (continued)

Aggregate series ownership, after preferences, are as follows:

Ownership
interest
Series A-1 Preferred Units	18.29%
Series A Preferred Units	24.25
Series B Preferred Units	24.25
Series C Common Units	16.72
Series D Preferred Units	16.49
Total ownership interest	100.00%

The Series A-1 Unit Holders have a put option which allows the holders to put such units to the Parent, at the option of the holder, for the Put Redemption Price, as defined in the Limited Liability Company Agreement, of the underlying A-1 Preferred Units, at any time within 30 days beginning with the first fiscal year ending on or after June 30, 2009. At December 31, 2005 and 2006, the Series A-1 Preferred Units are recorded at an estimated Put Redemption Price of $1,116 and $6,873, respectively.

At any time the Company shall become party to an agreement, the consummation of which would result in a change of control, the Company shall offer to redeem the Series A-1 Preferred Units for the Change of Control Redemption Price, as defined in the Limited Liability Company Agreement.

NOTE 6—Leases

The Company leases various production and office equipment from third parties under long-term operating leases. The Company has purchase and lease renewal options at projected fair market values under the agreements. The total rent expense under the operating leases amounted to $153, $180 and $195 for the years ended December 31, 2004, 2005 and 2006, respectively.

Future minimum annual payments under all non-cancelable leases at December 31, 2006 are as follows:

Operating
leases
2007	$57
2008	35
2009	13
Thereafter	—
Total minimum lease payments	$105

NOTE 7—Related Party Transactions

During the years ended December 31, 2004, 2005 and 2006, the Company incurred and paid management fees of $531, $525 and $558, respectively, to Atlas FRM LLC (“Atlas”), a member of the Parent, GarMark Advisors, LLC, an affiliate of GarMark Partners, L.P., a member of the Parent, and an officer of the Company. During the year ended December 31, 2004, the Company also incurred a discretionary profit sharing fee of $250 payable to Atlas.

Metal Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 8—Environmental Contingencies

Michigan Specialty Tube, Inc. had been the subject of ongoing federal and state investigations conducted with the Environmental Protection Agency (“EPA”) under the Resource Conservation and Recovery Act (“RCRA”) prior to purchase by the Company.

Effective April 7, 2004, to ensure compliance with existing laws and regulations, the Company and the Michigan Department of Environmental Quality (“MDEQ”) entered into a consent order outlining conditions under which existing environmental conditions would be investigated and, if necessary, mitigated. The consent order also intended to serve as a framework for cooperation between the Company and MDEQ.

The consent order states the Company is subject to regulation under Part 111 of the Natural Resources and Environmental Protection Act, but is exempted from remediation liability for certain pre-existing environmental conditions. The Company believes that it will need to conduct further actions in order to maintain compliance with existing regulations. Such actions may include assessment tasks, feasibility studies, clean-up activities, and long-term monitoring and maintenance tasks. In accordance with the consent order between the Company and MDEQ, the Company is required to make annual payments into a Trust Fund established to finance the corrective action and response activities by the Company under the consent order. The initial required annual payments into the Trust Fund were $75, $100, and $125 made in June 2003, May 2004, and May 2005, respectively. Annual amounts to be paid into the Trust Fund in subsequent years will be determined by the MDEQ based on the estimated annual costs of completing corrective action; however, the consent order limits the Company’s required annual payments for any subsequent year to $150. The 2006 annual payment made to the Trust Fund was made in April 2006 in the amount of $100.

The Company’s policy is to accrue environmental investigatory and remediation costs when it is probable that a liability has been incurred, and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts and includes such factors as existing technology and presently enacted laws and regulations, assessments and remediation progress. The amounts recorded are reviewed periodically and adjusted to reflect technical and legal information that becomes available. At December 31, 2006, the Company estimated costs, based on engineering studies, total remediation and ongoing monitoring costs to be made in the future to be approximately $283. This is management’s best estimate of these liabilities, although actual costs could vary.

In accordance with terms of the Trust Fund, the MDEQ will approve disbursements payable to the Company from the then available funds in the Trust Fund for the actual costs incurred by the Company under the consent order.

NOTE 9—Pensions

The Company’s hourly union employees are eligible to participate in a multi-employer pension plan after completion of 90 days of service. The Company contributes $0.50 (actual dollars) per eligible hour to the plan. The Company does not bear or incur at any time any liability related to the multi-employer sponsored plan including any liability for under funding. The total pension expense under this plan amounted to $132, $152 and $200 for the years ended December 31, 2004, 2005 and 2006, respectively.

The Company sponsors a 401(k) plan for eligible salaried employees. Salaried employees are eligible to participate on the first day of the calendar quarter following their hire date. The Company matches 100% of the first 4% of wages contributed by the salaried employee to the 401(k) plan. All participants immediately vest 100% in the Company’s match. The total contribution expense under this plan amounted to $111, $130 and $144 during the years ended December 31, 2004, 2005 and 2006, respectively.

Metal Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 10—Non-Qualified Profit Sharing Plan

The Company sponsors a non-qualified Union Profit Participation Plan (“Union Plan”) for hourly employees. The Company will contribute 10% of the annual profit before tax in excess of $2,000 to the Union Plan. Hourly employees are eligible to participate in the Union Plan if they worked at least 1,040 hours in the preceding year. The total contribution expense under this plan amounted to $303, $571 and $1,049 for the years ended December 31, 2004, 2005 and 2006, respectively.

The Company also sponsors a non-qualified Salaried Profit Participation Plan (“Salary Plan”) for salaried employees. The Company will contribute an amount equal to the average payout (as a percentage of compensation) computed under the Union Plan to each eligible salaried employee. Salaried employees are eligible to participate in the Salary Plan if they are employed prior to July 1 of the plan year and remain employed with the Company on the payment date. The total contribution expense under this plan amounted to $222, $392 and $759 for the years ended December 31, 2004, 2005 and 2006, respectively.

NOTE 11—Deferred Compensation

The Parent has created a phantom unit plan for certain managers, officers, directors and key employees. A Phantom Unit represents a right to share in distributions made by the Parent and capital appreciation of the Parent in an amount equal to that realized by a Series C Common Unit. Phantom Units vest over a period determined by the Board of Managers (generally five years); however, Phantom Unit holders receive distributions on all Phantom units granted, whether vested or unvested, if and as distributions are made to Series C Common Unit holders. As of December 31, 2006, the Parent has authorized the issuance of 159,690 Phantom Units with 101,586 units issued and 89,586 units vested. In addition, all Phantom Units awarded are callable by the Parent at any time by written notice. Upon call of any Phantom Units, unit holders receive compensation based upon a call value per unit calculation, as defined in the phantom unit plan agreement. As of December 31, 2004, 2005 and 2006, based upon call value per unit calculation, the vested units have a fair market value of $0, $0 and $496, respectively. The Company recognizes compensation expense in connection with the phantom unit plan only if a performance condition is satisfied or is probable. As of December 31, 2004, 2005 and 2006, no compensation expense has been recognized.

NOTE 12—Commitments and Contingencies

The Company is from time to time involved in various types of litigation concerning claims arising in the ordinary course of its business. The Company does not believe that any pending or threatened litigation will have a material adverse effect on the Company’s results, operations, cash flows, or its financial condition.

On September 29, 2005, the Company was named as a defendant in a suit filed by the Equal Employment Opportunity Commission (EEOC) on behalf of seven individuals, alleging the Company discriminated against them during its hiring process related to the restart of business. On February 21, 2007, the Company, through mediation, reached an agreement with the EEOC. Management has vigorously denied the allegations but agreed to settle the matter without admitting wrongdoing in order to avoid the costs, disruption, and uncertainties of litigation. As a result of this agreement, the Company recognized an expense in the year ended December 31, 2006 of $500 related to this matter.

The Company, in the ordinary course of business, enters into purchase commitments for natural gas. Those agreements, which extend to April 2007, require total payments of $641 in 2007.

Metal Resources LLC
Condensed Consolidated Financial Statements

Metal Resources LLC

Condensed Consolidated Financial Statements

Consolidated Balance Sheets

	December 31,	June 30,		December 31,	June 30,
	2006	2007		2006	2007
		(unaudited)			(unaudited)
Assets			Liabilities and members’ equity (deficit)
Current assets:			Current liabilities:
Cash and cash equivalents	$348	$3,299	Accounts payable	$7,067	$5,838
Bond sinking fund	930	465	Accrued expenses	5,150	4,064
Trade accounts receivable, net	11,630	12,914	Revolving line of credit	600	—
Inventories, net	10,506	7,845	Current portion of long-term
Prepaid expenses	564	327	debt	2,178	2,178
Total current assets	23,978	24,850	Total current liabilities	14,995	12,080

			Non-current liabilities:
			Long-term debt	11,058	9,504
Non-current assets:
Property, plant, and equipment, net	5,475	5,156
Restricted cash	1,004	1,002	Commitment and contingencies (see Note 3)
Other assets, net	340	311
Total non-current assets	6,819	6,469	Participating preferred units (400,000 authorized):
			Series A-1 (no par value, 400,000 units issued and outstanding)	6,873	6,873
			Members’ equity (deficit):
			Participating preferred units (1,059,261) authorized):
			Series A (no par value, 400,000 units issued and outstanding)	1,328	2,537
			Series B (no par value, 400,000 units issued and outstanding)	2,576	3,764
			Series D (no par value, 259,261 units issued and outstanding)	1,173	1,991
			Common units (258,484 authorized, no par value, 258,484 units issued and outstanding)	(7,206)	(5,430)
			Total members’ equity (deficit)	(2,129)	2,862
Total assets	$30,797	$31,319	Total liabilities and members’ equity (deficit)	$ 30,797	$ 31,319

Dollar amounts in thousands.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Metal Resources LLC

Condensed Consolidated Financial Statements

Consolidated Statements of Income

	Six month periods ended June 30,
	2006	2007
	(unaudited)	(unaudited)
Net sales	$38,685	$53,735
Cost of goods sold	32,157	41,375
Gross profit	6,528	12,360
Operating expenses	2,694	3,373
Income from operations	3,834	8,987
Other income (expense):
Interest income	42	80
Interest expense	(452)	(328)
Net income	$3,424	$8,739

Dollar amounts in thousands.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Metal Resources LLC

Condensed Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Six month periods ended June 30,
	2006	2007
	(unaudited)	(unaudited)
Operating activities:
Net income	$3,424	$8,739
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	450	420
Amortization of deferred financing fees	27	29
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(815)	(1,284)
Decrease (increase) in inventories	709	2,661
Decrease (increase) in prepaid expenses	124	237
Increase (decrease) in accounts payable	1,352	(1,229)
Increase (decrease) in accrued expenses	(887)	(1,086)
Net cash provided by operating activities	4,384	8,487
Investing activities:
Capital expenditures	(617)	(101)
Financing activities:
Decrease in revolving line of credit, net	(2,350)	(600)
Payment on industrial revenue bonds	(650)	(930)
Use of bond sinking fund in payment on industrial revenue bonds	650	930
Contributions to bond sinking fund	(465)	(465)
Payments on term note	(624)	(624)
Decrease in restricted cash, net	958	2
Distributions to unit holders	(1,090)	(3,748)
Net cash used in financing activities	(3,571)	(5,435)
Net increase in cash	196	2,951
Cash and cash equivalents at beginning of period	281	348
Cash and cash equivalents at end of period	$477	$3,299
Supplemental disclosures of cash flow information:
Total cash paid during the period for interest	$453	$351

Dollar amounts in thousands.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Metal Resources LLC
Notes to Condensed Consolidated Financial Statements (unaudited)

All dollar amounts in thousands unless otherwise indicated.

Information pertaining to the six month periods ended June 30, 2006 and 2007 and as of June 30, 2007 is unaudited.

NOTE 1—Organization and Nature of Business

Metal Resources LLC (the “Company”) is a highly specialized manufacturer of seamless mechanical and pressure tubing for demanding industrial applications sold primarily in North America. The Company sells its products to a diverse customer base operating in the energy and mechanical tube markets. The Company has one manufacturing facility located in South Lyon, Michigan.

NOTE 2—Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States for interim financial information. Accordingly, certain information and note disclosures normally included in the annual financial statements prepared in accordance with GAAP in the United States have been omitted.

The unaudited consolidated financial statements for the six month periods ended June 30, 2006 and 2007 for the Company include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for these interim periods. This includes normal and recurring adjustments. The consolidated balance sheet as of December 31, 2006 presented herein is derived from the audited consolidated balance sheet presented in our annual report at that date. Because the consolidated interim financial statements do not include all of the information and notes required by GAAP in the United States for a complete set of financial statements, they should be read in conjunction with the audited consolidated financial statements and notes included in our financial statements for the year ended December 31, 2006.

The results of operations for the six month period ended June 30, 2007 are not necessarily indicative of the results to be expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with GAAP in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are adjusted to reflect actual experience when necessary. Significant estimates and assumptions affect many items in the financial statements, for example: allowance for doubtful trade receivables, reserve for cash discounts, inventory reserves, accrued liabilities, asset impairments, value of equity-based awards, contingencies, litigation, and incentives. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time. Significant estimates and assumptions are also used to establish the useful lives of depreciable tangible and certain intangible assets. Actual results could differ from estimates under different assumptions and conditions, and such results may affect income, financial position, or cash flows.

Metal Resources LLC
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

NOTE 2—Significant Accounting Policies (continued)

Restricted Cash

The Company had restricted cash of $1,004 and $1,002 at December 31, 2006 and
June 30, 2007, respectively, which is set aside for capital expenditures pursuant to an Industrial Revenue Bond indenture.

Inventories

The Company values inventory using the last-in, first-out (“LIFO”) method. Management believes the LIFO method results in a better matching of current costs with current revenues and minimizes the effect of price level changes on inventory valuations. The effect of the change in the LIFO reserve for the six month period ended June 30, 2006 was to increase pretax income by $385 while the effect on the six month period ended June 30, 2007 was to decrease pretax income by $447.

The following table presents inventories:

	December 31,	June 30,
	2006	2007
		(unaudited)
Inventories:
Raw materials	$7,109	$6,246
Work-in process	3,130	2,117
Finished goods	870	485
Tooling	273	320
	11,382	9,168
LIFO Reserve	(876)	(1,323)
Total inventories	$10,506	$7,845

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is provided at rates based on the estimated useful lives of the assets using the straight-line method as follows:

Buildings and improvements	20 years
Machinery and equipment	3 to 12 years

Metal Resources LLC
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

NOTE 2—Significant Accounting Policies (continued)

Property, Plant and Equipment (continued)

The following table presents the components of property, plant and equipment:

	December 31,	June 30,
	2006	2007
		(unaudited)
Property, plant, and equipment:
Land	$95	$95
Buildings and improvements	1,413	1,413
Machinery and equipment	6,255	6,255
Construction in-progress	87	188
	7,850	7,951
Accumulated depreciation	(2,375)	(2,795)
Property, plant, and equipment, net	$5,475	$5,156

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Accordingly, no provision is made for federal or state income taxes since the Company’s net income or loss (subject to certain limitations) is includable in the federal and state income tax returns of its members.

NOTE 3—Commitments and Contingencies

The Company is from time to time involved in various types of litigation concerning claims arising in the ordinary course of its business. The Company does not believe that any pending or threatened litigation will have a material adverse effect on the Company’s results, operations, cash flows, or its financial condition.

On September 29, 2005, the Company was named as a defendant in a suit filed by the Equal Employment Opportunity Commission (EEOC) on behalf of seven individuals, alleging the Company discriminated against them during its hiring process related to the restart of business. On February 21, 2007, the Company, through mediation, reached an agreement with the EEOC. Management has vigorously denied the allegations but agreed to settle the matter without admitting wrongdoing in order to avoid the costs, disruption, and uncertainties of litigation. As a result of this agreement, the Company recognized an expense in the year ended December 31, 2006 of $500 related to this matter.

The Company, in the ordinary course of business, entered into purchase commitments for natural gas. Those agreements, which extend to January 2008, require total payments of $1,532 in 2007 and $79 in 2008.

Forest Resources LLC
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Managers
Forest Resources LLC

We have audited the accompanying consolidated balance sheets of Forest Resources LLC as of December 31, 2006 and 2005, and the related consolidated statements of operations, cash flows, and changes in members’ deficit and comprehensive income (loss) for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Forest Resources LLC at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Indianapolis, Indiana
March 20, 2007

Forest Resources LLC
Consolidated Financial Statements
Consolidated Balance Sheets

	December 31,
	2005	2006
Assets
Current assets:
Cash and cash equivalents	$14,521	$13,529
Trade accounts receivable, net	13,124	29,518
Inventories	8,198	22,971
Prepaid expenses	626	3,501
Total current assets	36,469	69,519
Restricted cash:
Debt service reserve fund	3,500	3,500
Capital expenditure reserve fund	2,000	—
Property, plant and equipment, net	22,990	47,828
Debt acquisition and other deferred charges	1,979	4,436
Intangible assets, net	648	2,346
Goodwill	—	1,409
Other assets	270	1,036
Total assets	$67,856	$130,074
Liabilities and members’ deficit
Current liabilities:
Accounts payable	$11,108	$16,237
Accrued liabilities	5,180	8,947
Distribution payable	—	267
Revolving lines of credit	—	5,432
Current portion—long-term debt—related party	2,214	1,745
Current portion—long-term debt	302	1,205
Current portion—financing obligation	—	366
Current portion—capital lease obligations	82	1,334
Total current liabilities	18,886	35,533
Long-term debt	2,736	7,731
Long-term debt—related party	45,640	63,624
Long-term financing obligation	—	10,374
Capital lease obligations	—	4,481
Pension liabilities	658	1,236
Non-current liabilities	1,214	948
Total liabilities	69,134	123,927
Commitments and contingencies (see Note 16)
Minority interests	302	4,146
Participating preferred units (1,000,000 authorized):
Series B ($20 par value, 200,000 units issued and outstanding)	10,362	21,331
Series C ($90 par value, 44,287 units issued and outstanding)	—	4,724
Members’ deficit:
Common units (5,000,000 authorized, $10 par value, 211,105 units issued and outstanding)	(12,026)	(23,698)
Other comprehensive income (loss)	84	(356)
Total members’ deficit	(11,942)	(24,054)
Total liabilities and members’ deficit	$67,856	$130,074

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Forest Resources LLC
Consolidated Financial Statements
Consolidated Statements of Operations

	Years ended December 31,
	2004	2005	2006
Net sales	$61,065	$83,870	$224,904
Cost of goods sold	48,759	67,869	184,519
Gross profit	12,306	16,001	40,385
Selling, general and administrative expenses	8,772	12,537	29,632
Income from operations	3,534	3,464	10,753
Other (income) expense:
Interest expense—related party	2,159	3,044	7,204
Interest expense	496	365	1,799
Interest income	(66)	(312)	(557)
Income before income taxes and minority interests	945	367	2,307
Provision for income taxes	—	47	65
Minority interests in consolidated subsidiaries	—	(98)	(804)
Income from continuing operations	945	418	3,046
Loss from discontinued operations	—	(674)	(241)
Net income (loss)	$945	$(256)	$2,805

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Forest Resources LLC
Consolidated Financial Statements
Consolidated Statements of Cash Flows

	Years ended December 31,
	2004	2005	2006
Operating activities:
Net income (loss)	$945	$(256)	$2,805
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	5,529	6,287	8,397
Amortization of intangible assets	100	187	324
Amortization of deferred financing costs	230	250	744
Amortization of discount on subordinated debt	—	—	223
Minority interests in consolidated subsidiaries	—	(98)	(804)
Provision for bad debts	27	(21)	190
Gain on disposal of property, plant and equipment	(13)	(36)	(37)
Other	38	120	58
Changes in operating assets and liabilities, excluding the effects of business combinations:
Decrease (increase) in accounts receivable	(999)	(1,409)	(435)
Decrease (increase) in inventories	(4)	988	4,883
Decrease (increase) in prepaid expenses	(119)	(64)	(65)
Decrease (increase) in other assets	21	(9)	(658)
Increase (decrease) in accounts payable	50	198	(3,420)
Increase (decrease) in accrued liabilities	374	(376)	1,357
Increase (decrease) in non-current liabilities	—	—	(266)
Net cash provided by operating activities	6,179	5,761	13,296
Investing activities:
Reserve funds	—	(3,300)	2,000
Capital expenditures	(1,567)	(1,368)	(6,064)
Proceeds from sale of property and equipment	13	81	4,203
Acquisition of Ivex, net of cash acquired	—	(12,497)	—
Acquisition of P&P, net of cash acquired	—	(184)	—
Acquisition of CCD	—	—	(3,911)
Acquisition of Valley View assets	—	—	(1,762)
Acquisition of CanAmPac	—	—	(13,777)
Net cash used in investing activities	(1,554)	(17,268)	(19,311)

(Table continued on next page)

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Forest Resources LLC
Consolidated Financial Statements
Consolidated Statements of Cash Flows (continued)

	Years ended December 31,
	2004	2005	2006
Financing activities:
Net payments on credit facility	(489)	(1,744)	(3,727)
Proceeds from long-term debt	160	—	348
Proceeds from long-term debt—related party	—	28,400	8,000
Proceeds from financing obligation	—	—	10,820
Net payments on long-term debt	(208)	(1,774)	(8,529)
Net payments on long-term debt—related party	(1,198)	—	(1,943)
Payments on financing obligation	—	—	(80)
Payments on capital lease obligations	(209)	(230)	(769)
Debt issuance costs	—	(1,223)	(630)
Minority interests	—	400	—
Proceeds from issuance of Series C participating preferred units, net of expenses	—	—	3,875
Proceeds from issuance of common units	—	200	—
Note receivable	—	(150)	—
Distributions to participating unit holders	(644)	(3,734)	(2,410)
Net cash provided by (used in) financing activities	(2,588)	20,145	4,955
Effects of exchange rate changes on cash	—	34	68
Net increase (decrease) in cash and cash equivalents	2,037	8,672	(992)
Cash and cash equivalents at beginning of year	3,812	5,849	14,521
Cash and cash equivalents at end of year	$5,849	$14,521	$13,529
Supplemental disclosures of cash flow information:
Total cash paid during the period for interest	$2,462	$2,563	$7,639
Cash paid during the year for interest to related parties	$2,193	$2,199	$6,007

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Forest Resources LLC
Consolidated Financial Statements
Consolidated Statements of Members’ Deficit and Comprehensive Income (Loss)

			Accumulated other
	Common Units		comprehensive
	Units	Amounts	income (loss)
Balance at January 1, 2004	204,346	$(2,726)
Net income	—	945
Distributions	—	(643)
Accretion of preferred stock value	—	(1,200)
Balance at December 31, 2004	204,346	(3,624)
Net loss	—	(256)
Cumulative translation adjustment	—	84	$84
Comprehensive loss		(172)
Distributions	—	(3,734)
Sales of common units	2,138	200
Issuance of units for business acquisition	4,621	500
Note receivable for common units	—	(150)
Accretion of preferred stock value	—	(4,962)	—
Balance at December 31, 2005	211,105	(11,942)	84
Net income	—	2,805
Change in cumulative translation adjustment	—	(440)	(440)
Comprehensive income		2,365
Distributions paid	—	(2,410)
Distributions accrued	—	(246)
Accretion of preferred stock value	—	(11,821)	—
Balance at December 31, 2006	211,105	$(24,054)	$(356)

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Forest Resources LLC
Notes to Consolidated Financial Statements

All dollar amounts in thousands unless otherwise indicated.

NOTE 1—Organization and Nature of Business

Forest Resources LLC (“Company”) is a diversified paper and specialty packaging company. The Company produces a wide range of products used in packaging and shipping containers and packaging products. The Company supplies these products to a diverse customer base operating in a variety of industries, including food and beverage, furniture, shipping, automotive, consumer goods and electronics in North America. The products are manufactured at 14 facilities throughout the United States and Canada.

NOTE 2—Business Combinations

The Company was formed through a history of acquisitions since its inception in 1999. This paragraph summarizes the acquisition activity for the years ended December 31, 2005 and 2006. The Company acquired Protective Packaging, a division of Ivex Packaging Corporation, a paper packaging business engaged in the manufacture of recycled kraft paper and paper-based converted products, from Alcoa Inc. in September 2005. In November 2005 and March 2006, Ivex acquired certain assets which constituted the businesses of P&P Packaging, Inc. and Creative Color Display, Inc., respectively, both privately held manufacturers of paper-based converted products. The Company acquired the paperboard and packaging business from Roman Corporation, Limited (“Roman”) on April 30, 2006. This business manufactures and sells coated recycled board and folding cartons to the food packaging industry. In June 2006, Ivex acquired certain assets and customers of the Valley View, Ohio facility, a producer of specialty single face products, from Weyerhaeuser Company. The results of operations for all transactions have been included in the “Consolidated Financial Statements” since the date of acquisition.

The following footnotes provide further detail of the acquisition activity.

Acquisition of Protective Packaging (“Ivex”)

On September 15, 2005, the Company acquired substantially all of the assets of Alcoa’s Ivex business which is engaged in the manufacture of recycled kraft paper and paper-based converted products. Operations are located in Bridgeview, Bellwood, Joliet, and Peoria, Illinois; Visalia, California; Toronto, Ontario; and Longueuil, Quebec. In conjunction with the acquisition of the Ivex business, the Company paid its manager, Atlas Holdings LLC (“Atlas Holdings”), approximately $1,000 in transaction fees, financing fees and reimbursement of expenses which were directly related to the acquisition.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 2—Business Combinations (continued)

Acquisition of Protective Packaging (“Ivex”) (continued)

The acquisition was accounted for as a purchase transaction in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. The fair value exceeded the purchase price allocable to identifiable net assets resulting in a bargain purchase of $15,297. The excess fair value was applied as a reduction on a pro-rata basis to the fair values of non-current assets, primarily property, plant and equipment and identifiable intangible assets. The following table presents a summary of the purchase transaction:

Purchase price:
Cash purchase price	$12,497
Assumed liabilities	5,004
Direct costs of the acquisition	5,840
$23,341
Purchase accounting:
Fair value of assets acquired (after adjustment for the bargain purchase):
Accounts receivable	$5,924
Inventories	6,388
Other current assets	233
Property, plant and equipment	10,508
Identifiable intangible assets	288
$23,341

In conjunction with the acquisition, the Company established a liability of $1,643 to provide for five years of estimated lease costs for an Ivex facility that was shut down by the Company, which is included in the total acquisition costs. Through December 31, 2006, lease payments approximating $286 were applied against this liability and the remaining liability is expected to be utilized by 2010.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 2—Business Combinations (continued)

Acquisition of P&P Packaging, Inc. (“P&P”)

On November 11, 2005, Ivex acquired substantially all of the assets of P&P’s business which is engaged in the manufacture of paper-based converted products. Operations are located in Monroeville, Ohio. The acquisition was accounted for as a purchase transaction in accordance with SFAS No. 141, Business Combinations. Management determined the fair value of the acquired property, plant and equipment and identifiable intangible assets. The Company issued 4,621 common units to the sellers which were valued at $500, or $108 (actual dollars) per unit based on management’s estimate of the value of the Company at the time of the acquisition. The total purchase price was allocated to the assets, liabilities and identifiable intangible assets based upon their respective fair values. The following table presents a summary of the purchase transaction:

Purchase price:
Cash purchase price	$184
Forest Resources LLC common units issued	500
Assumed liabilities	3,950
Direct costs of the acquisition	200
$4,834
Purchase accounting:
Fair value of assets acquired:
Accounts receivable	$753
Inventories	547
Other current assets	9
Property, plant and equipment	3,478
Identifiable intangible assets	47
$4,834

Acquisition of Creative Color Display, Inc. (“CCD”)

On April 1, 2006, Ivex acquired substantially all of the assets of CCD’s business which is engaged in creating, developing, and printing of color designs to customer specifications on corrugated paper-board. Operations are located in New Castle, Pennsylvania. In conjunction with the acquisition of the CCD business, the Company paid its manager, Atlas Holdings, approximately $165 for transaction fees and reimbursement of expenses which were directly related to the acquisition.

The acquisition was accounted for as a purchase transaction in accordance with SFAS No. 141, Business Combinations. The total purchase price was allocated to the underlying assets, liabilities, and identifiable intangible assets based on their respective fair values.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 2—Business Combinations (continued)

Acquisition of Creative Color Display, Inc. (continued)

The following table presents a summary of the purchase transaction:

Purchase price:
Cash purchase price	$3,911
Assumed liabilities	5,724
Direct costs of the acquisition	242
$9,877
Purchase accounting:
Fair value of assets acquired:
Accounts receivable	$1,159
Inventories	433
Property, plant and equipment	5,850
Identifiable intangible assets	990
Goodwill	1,409
Other assets	36
$9,877

Acquisition of Valley View

On June 1, 2006, Ivex acquired certain assets and customers of the Valley View, Ohio facility, a producer of flute medium and specialty single face products, from Weyerhaeuser Company. The acquired assets were relocated to other facilities by the Company and are used by those facilities to manufacture the specialty products. In conjunction with the acquisition of the Valley View business, the Company paid its manager, Atlas Holdings, approximately $75 for transaction fees and reimbursement of expenses which were directly related to the acquisition.

The acquisition was accounted for as a purchase transaction in accordance with SFAS No. 141, Business Combinations. The total purchase price was allocated to the assets, liabilities and identifiable intangible assets based upon their respective fair values. The following table presents a summary of the purchase transaction:

Purchase price:
Cash purchase price	$1,762
Direct costs of the acquisition	539
$2,301
Purchase accounting:
Fair value of assets acquired:
Inventories	$238
Other current assets	24
Property, plant and equipment	1,389
Identifiable intangible assets	650
$2,301

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 2—Business Combinations (continued)

CanAmPac ULC Acquisition of Assets and Assumed Liabilities of Roman Corp. Ltd.

Effective May 1, 2006, the Company acquired, through a subsidiary, CanAmPac ULC (“CanAmPac”), 76.37% controlling interest in the assets and assumed certain liabilities pursuant to the asset purchase agreement formed out of a creditor protection and reorganization proceeding for Roman Corporation, Ltd. which primarily consisted of its interest in its paperboard and packaging business. CanAmPac is engaged in the business of manufacturing and selling coated recycled board and folding carton to the food packaging industry throughout Canada and has two operating facilities located in Kitchener and Napanee, Ontario. In conjunction with the acquisition of the CanAmPac business, the Company paid its manager, Atlas Holdings, approximately $1,500 for transaction fees, financing fees and reimbursement of expenses which were directly related to the acquisition.

The acquisition was accounted for as a purchase transaction in accordance with SFAS No. 141, Business Combinations. The total purchase price was allocated to the assets, liabilities, and identifiable intangible assets based on their respective fair values. The following table presents a summary of the purchase transaction:

Purchase price:
Cash purchase price	$13,777
Assumed liabilities & direct costs of the acquisition	9,347
Debt	37,015
Minority interest	4,800
$64,939
Purchase accounting:
Fair value of assets acquired (after adjustment for the bargain purchase):
Accounts receivable	$14,067
Inventories	19,548
Other current assets	2,789
Assets held for sale	3,872
Property, plant and equipment	21,526
Identifiable intangible assets	393
Debt issuance cost	2,619
Other assets	125
$64,939

NOTE 3—Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Consolidated Financial Statements are presented in accordance with accounting principles generally accepted in the United States. These statements pertain to the Company and its controlled subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Certain amounts have been reclassified to conform to the current year’s presentation.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 3—Summary of Significant Accounting Policies (continued)

Minority Interests in the Consolidated Financial Statements

Minority interest represents the minority members’ proportionate share of the equity of certain of the Company’s subsidiaries: CanAmPac ULC, Ivex Packaging LLC, and Recovered Resources LLC. The Company’s controlling interest requires the operations of its entities to be included in the Consolidated Financial Statements of the Company. The equity interest that is not owned by the Company in the controlled entities is presented as “minority interests” in the December 31, 2005 and 2006 Consolidated Balance Sheets. Minority interests in the earnings and losses of the controlled entities are reflected as “minority interests in consolidated subsidiaries” in the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows. “Minority interests” and “minority interests in consolidated subsidiaries” adjust the Company’s consolidated results to reflect only the Company’s portion of equity interest and earnings and losses of the controlled entities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make certain estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are adjusted to reflect actual experience when necessary. Significant estimates and assumptions affect many items in the financial statements, for example: allowance for doubtful trade receivables, sales returns and allowances, inventory obsolescence, income tax liabilities and assets and related valuation allowances, asset impairments, valuations of identifiable intangible assets, employee benefit plan liabilities, value of equity-based awards, contingencies, litigation, and incentives. Significant estimates and assumptions are also used to establish the useful lives of depreciable tangible and certain intangible assets. Actual results could differ from estimates under different assumptions and conditions, and such results may affect income, financial position, or cash flows.

Financial Instruments

The Company’s financial instruments included cash and cash equivalents, accounts receivable, accounts payable, notes payable, and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. The recorded values of notes payable and long-term debt approximate their fair values, as their interest rates approximate market rates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as all demand deposits and short-term investments with original maturities of 90 days or less.

Trade Accounts Receivable

Trade accounts receivable are stated at amounts believed by management to be the net realizable value, net of estimated cash discounts based on payment terms. Credit is extended to customers based on an evaluation of credit reports, payment practices and, in most cases, financial condition. The Company provides for doubtful accounts based upon past history and considers economic circumstances surrounding particular customers. The Company writes off accounts receivable when it becomes apparent the amounts will not be collected. The allowance for doubtful accounts was $383 and $884 at December 31, 2005 and

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 3—Summary of Significant Accounting Policies (continued)

Trade Accounts Receivable (continued)

2006, respectively. The Company does not accrue interest on past due receivables. Accounts receivable are considered past due when payment has not been received within the standard payment terms. The Company does not have any concentration risk to any individual customer or counterparty.

Inventories

Inventories are stated at the lower of cost (determined using the first-in, first-out basis) or market and include all costs directly associated with the production process: materials, labor and production overhead.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost, less accumulated depreciation. When property, plant and equipment is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is credited or charged to operations. Improvements and replacements of assets are capitalized while maintenance costs are expensed.

Construction-in-progress represents accumulated direct costs incurred on assets planned to be but not yet placed in service. Depreciation is not provided on property, plant and equipment included in construction-in-progress.

Amortization of property under capital leases is included in depreciation expense in the Consolidated Statement of Operations. Leasehold improvements are amortized using the straight-line method over the economic useful life of the improvement or term of the lease, which ever is shorter.

Depreciation is provided at rates based on the estimated useful lives of the assets using the straight-line method as follows:

Asset category	Years
Building improvements	5 – 40
Machinery and equipment	1 – 15
Computer hardware and peripherals	1 – 5

Debt Issuance Costs

Debt issuance costs are capitalized and are amortized using the straight-line method over the term of the respective debt. Accumulated amortization was $1,577 and $2,310 at December 31, 2005 and 2006, respectively.

Derivatives

The Company uses financial derivative instruments to limit its exposure to changes in foreign currency exchange rates. The Company does not use financial derivative instruments for the purpose of speculating in foreign currencies.

The Company held no contracts designated as hedges in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, at December 31, 2006.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 3—Summary of Significant Accounting Policies (continued)

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the balance sheet date, and the statements of operations are translated at average exchange rates for the period. Translation gains and losses are recorded as a component of accumulated other comprehensive income (loss) in members’ equity. Foreign currency transaction gains or (losses) included in net income (loss) were $0, $(66) and $(193) for the years ended December 31, 2004, 2005, and 2006, respectively.

Pension Benefits

Pension benefits are expensed as applicable employees earn benefits. The recognition of expense is significantly impacted by estimates made by management such as discount rates used to value certain liabilities, rate of compensation increases, and expected return on assets. The Company uses third-party specialists to assist management in appropriately measuring the expense and related obligation associated with pension benefits.

Impairment of Long-Lived Assets, including Identifiable Intangible Assets

The Company evaluates the carrying value of its long-lived assets, including identifiable intangible assets, to determine whether there are any potential impairment losses in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If indicators of impairment were present for assets used in operations and undiscounted future cash flows were not expected to be sufficient to recover the assets’ carrying amount, an impairment loss would be charged to expense in the period identified. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. No events have been identified that would indicate an impairment of the value of any assets recorded in the accompanying Consolidated Balance Sheets.

Identifiable Intangible Assets

Identifiable intangible assets acquired in conjunction with transactions are stated at fair value and in some cases, adjusted downward for bargain purchases. All identifiable intangible assets are amortized over their estimated useful life.

Goodwill

Goodwill represents the excess purchase price over fair value of net assets acquired and liabilities assumed in a business combination. Goodwill is not subject to amortization but assessed for impairment annually using a fair value approach based on projected discounted cash flows in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill is considered impaired and a loss is recognized when its carrying value exceeds its implied fair value. At December 31, 2006, no events have been identified that would indicate an impairment of the value of goodwill recorded in the accompanying Consolidated Financial Statements.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 3—Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a partnership for United States federal and state income tax purposes. Accordingly, no provision has been made for United States federal or state income taxes since the Company’s net income or loss (subject to certain limitations) is allocated directly to its members.

Certain of the Company’s operations located in Canada are subject to Canadian income taxes, accordingly, the Company’s effective income tax rate may be different from what would be expected under a taxable entity rather than under a partnership in the United States. Deferred taxes that arise reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The major temporary differences that give rise to the deferred tax assets and liabilities are as follows: postretirement benefit obligation, depreciation expense, and net operating losses carryforwards.

Revenue Recognition

The Company recognizes revenue, including amounts billed to customers for shipping and handling costs, when persuasive evidence of an arrangement exists, delivery has occurred, the amount is fixed or determinable, and collectibility is probable. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company is generally not contractually obligated to accept returns, except for defective product. Provisions for discounts and rebates and returns and other adjustments are reflected as a reduction of revenue in the period the related sales are recorded.

Shipping and Handling Costs

In accordance with the provisions of Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, the Company records outward freight, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of the Company’s distribution network in cost of goods sold.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS No. 158”). SFAS No. 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. This statement is effective for financial statements for nonpublic entities as of the end of fiscal years ending after June 15, 2007. The Company is currently evaluating the impact of SFAS No. 158 on the Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 157 to have a significant impact on the Consolidated Financial Statements.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 3—Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In December 2004, the FASB issued SFAS No. 123R (revised 2004), Share-Based Payment, (“SFAS No. 123R”), which replaces SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements and also requires the use of assumptions and judgments about future events and certain of the inputs to the valuation models will require considerable judgment by management. SFAS No. 123R became effective for the Company beginning January 1, 2006. The adoption of SFAS No. 123R did not have a material impact on the Consolidated Financial Statements.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs. SFAS No. 151 amends Accounting Research Bulletin (ARB) No. 43, Chapter 4, and clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as period charges and requires that fixed production overhead be allocated to inventory based on normal capacity of the production facility. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a material impact on the Consolidated Financial Statements.

NOTE 4—Inventories

Inventories by component are as follows at December 31:

	2005	2006
Raw materials	$6,058	$13,093
Work-in-process	256	1,029
Finished goods	1,884	8,849
	$8,198	$22,971

NOTE 5—Property, Plant and Equipment

Property, plant and equipment by component are as follows at December 31:

	2005	2006
Land	$2,448	$3,079
Building and improvements	6,751	13,416
Machinery and equipment	45,889	69,908
Computer hardware and peripherals	995	1,926
Construction-in-progress	911	1,727
	56,994	90,056
Accumulated depreciation	(34,004)	(42,228)
	$22,990	$47,828

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 6—Minority Interests

At December 31, 2006, the following table presents the Company’s owned and held voting interest in its entities that are less than 100%:

	Owned	Voting interest
CanAmPac	76.37%	76.37%
Ivex Packaging LLC	94.00	94.00
Recovered Resources LLC	90.00	90.00

NOTE 7—Recovered Resources—Discontinued Operations

In January 2005, the Company formed Recovered Resources LLC (“Recovered Resources”) to develop and operate a waste collection and delivery business dedicated to supplying recyclable corrugated cardboard. During 2006, the Company experienced operating losses in certain of Recovered Resources businesses and management committed to a plan to sell the operations related to the front-end loader business by June 2007. The Company has reported these operations as discontinued operations for all periods presented in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Net sales associated with the discontinued business were $14 and $10 for the years ended December 31, 2005 and 2006, respectively. The assets held for sale of the discontinued operations are included in property, plant and equipment, net, at its net book value, which approximates fair value, of $100 and $189 at December 31, 2005 and 2006, respectively. The sale of these assets is expected to close by June 30, 2007.

NOTE 8—Restricted Cash

Concurrent with the acquisition of the assets of the Ivex business from Alcoa Inc., the Company refinanced certain assumed obligations and borrowed additional amounts. In conjunction with the refinancing, the Company is required to maintain $3,500 debt service reserve account, which represents one full year of interest and principal on the two Senior Secured Notes. The Company is also required to maintain a minimum of $1,250 in its primary cash operating account at all times. Also concurrent with the refinancing in 2005, the Company was required to maintain restricted cash in a capital expenditure reserve fund in the aggregate amount of $2,000. During 2006, the Company satisfied the obligations under the debt agreement and the capital expenditure reserve fund was released in full.

NOTE 9—Derivatives and Contracts for Natural Gas and Electricity

As of December 31, 2005 and 2006, the Company has contracts for natural gas and electricity and natural gas purchases, respectively, that qualify as derivatives under SFAS No. 133, but fall into the “normal purchases” exception. This exception eliminates the requirements of SFAS No. 133 for (among other conditions) purchases that are within normal working requirements and will be settled by physical delivery of product.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 10—Identifiable Intangible Assets

Identifiable intangible assets are amortized using the straight-line method over their estimated useful lives of up to 20 years, with a weighted-average amortization period of 10 years in total, and weighted-average amortization periods of 10 years for customer relationships, 8 years for noncompete agreements, and 11 years for trade names.

The following table presents the components of identifiable intangible assets and related accumulated amortization as of December 31:

	2005		2006
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Customer relationships	$690	$(279)	$2,325	$(459)
Noncompete agreements	202	(91)	202	(117)
Trade names	85	(1)	394	(28)
Backlog	88	(80)	166	(166)
Other	36	(2)	36	(7)
	$1,101	$(453)	$3,123	$(777)

Future amortization expense for the next five years is estimated to be approximately $298 for years ending December 31, 2007 through 2009 and $297 and $294 in 2010 and 2011, respectively.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 11—Debt

Borrowings under long-term debt arrangements, including amounts payable to related parties,  consist of the following at December 31:

	2005	2006
Notes due John Hancock and affiliates (due to common ownership):
9.71% Class A Senior Secured Notes due March 31, 2009	$5,929	$5,700
9.71% Class B Senior Secured Noted due March 31, 2012	12,705	12,215
8.42% Class C Senior Notes due March 31, 2012	15,849	15,525
Joint and Several Subordinated Notes due June 30, 2009	871	—
11.42% Junior Subordinated Notes due June 30, 2012	12,500	12,482
12.46% Junior Subordinated Notes due June 30, 2012	—	7,989
Notes due Toronto Dominion (due to common ownership in CanAmPac):
14% CanAmPac Subordinated debt due May 8, 2011 less unamortized discount (effective rate of 19.9%)	—	11,458
	47,854	65,369
Other debt:
Shillington Box seller note	893	893
Shillington Box equipment installment note	—	253
Mortgage note due December 19, 2019	1,796	1,703
CCD equipment installment loans	—	557
CCD line of credit	—	490
CanAmPac revolving line of credit	—	4,942
CanAmPac term debt	—	5,386
Other notes payable—various vendors and unsecured	349	144
	50,892	79,737
Less current maturities	(2,516)	(8,382)
Long-term portion	$48,376	$71,355

The following sections describe the major classes of debt.

Notes to John Hancock and Affiliates (related party)

Concurrent with the acquisition of certain assets of the Ivex business, the Company refinanced certain assumed obligations and borrowed additional amounts pursuant to a Note Purchase Agreement, dated September 16, 2005, with John Hancock Mutual Life Insurance Company and affiliates (collectively referred to as “Hancock”). The refinancing extended the maturity of certain notes, provided Hancock with an improved collateral position and other related benefits, and resulted in the purchase of additional notes of the Company. These notes are collateralized by substantially all of the assets of the Company and require the Company to comply with certain debt covenants, as defined in the Note Purchase Agreement. The covenants include maintaining a senior debt service coverage ratio for the four preceding quarters taken as a single accounting period of at least 1.25 to 1.00 and annual capital expenditures of at least $2,000 through March 31, 2012.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 11—Debt (continued)

Notes to John Hancock and Affiliates (related party) (continued)

Five notes were issued on September 16, 2005, pursuant to the Note Purchase Agreement as follows:

9.71% Class A Senior Secured Notes due March 31, 2009

$5,983 of 9.71% Class A Senior Secured Notes due March 31, 2009, payable in monthly principal and interest installments of $66 with the remaining balance due at maturity.

9.71% Class B Senior Secured Notes due March 31, 2012

$12,820 of 9.71% Class B Senior Secured Notes due March 31, 2012, payable in monthly principal and interest installments of $142 with the remaining balance due at maturity.

8.42% Class C Senior Notes due March 31, 2012

$15,900 of 8.42% Class C Senior Notes due March 31, 2012, payable in monthly principal and interest installments of $137 with the remaining balance due at maturity.

Joint and Several Subordinated Notes due June 30, 2009

$871 of Joint and Several Subordinated Notes due June 30, 2009, payable in variable semi-annual installments at interest rates ranging from 12.5% to 14.5% as defined in the Note Purchase Agreement. These notes have been paid in full as of December 31, 2006.

11.42% Junior Subordinated Notes due June 30, 2012

$12,500 of Junior Subordinated Notes due June 30, 2012, payable in variable semi-annual principal and interest installments of a pro-rata amount of a minimum payment of at least $300 against all tranches of Junior Subordinated debt at interest rates ranging from 11.42% to 13.42% as defined in the Note Purchase Agreement.

12.46% Junior Subordinated Notes due June 30, 2012

On May 5, 2006, the Company issued $8,000 of Junior Subordinated Notes due June 30, 2012, payable in variable semi-annual principal and interest installments of a pro-rata amount of a minimum payment of at least $300 against all tranches of Junior Subordinated debt at interest rates ranging from 12.46% to 14.46% as defined in the Note Purchase Agreement.

Note to Toronto Dominion (related party)

14% CanAmPac Subordinated Debt due May 8, 2011

CanAmPac entered into a Mezzanine Loan and Security Agreement (the “Mezzanine Agreement”) dated May 8, 2006, and used the funds for the acquisition of certain assets of Roman, see NOTE 2—Business Combinations for further discussion of the purchase transaction. The Mezzanine Agreement provides a credit facility for a total face value of $13,436 issued at a discount to face value for net cash proceeds of $11,734. The discount is amortized monthly over the term of the Mezzanine Agreement. The interest rate is 14% per annum payable quarterly in arrears. The Mezzanine Agreement provides

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 11—Debt (continued)

Note to Toronto Dominion (related party) (continued)

CanAmPac with the option to elect to defer and add to principal a portion of the quarterly interest payment. Repayment of the loan principal may be made in whole or in part at any time, accompanied by all accrued interest on the principal amount then outstanding, and the applicable make-whole premium, as defined, related to the discounted values applied to all future quarterly interest payments that would otherwise have occurred prior to the third anniversary date of the Mezzanine Agreement. Subject to the prior ranking of the Loan Agreement, substantially all of CanAmPac’s assets are pledged as collateral security under the Mezzanine Agreement.

Other Debt

The following section describes the other debt:

Shillington Box Seller Note

In conjunction with the acquisition of certain assets of the Shillington Box business on April 24, 2002, the Company issued an $893 unsecured note to the seller. The terms of the seller note require annual interest only payments at 8.0% through April 24, 2008, and principal payments of $179 plus interest at 8.0% on April 24, 2008, and each of the four subsequent years thereafter with the last payment on April 24, 2012.

Shillington Box Equipment Installment Loan

On August 7, 2006, the Company obtained a $300 equipment installment loan with a local lender. The installment loan carries an 8.25% interest rate and is payable in 24 monthly installments of principal and interest. The installment loan is secured by the equipment.

Mortgage Note due December 19, 2019

In conjunction with the acquisition of certain assets of the P&P business, the Company assumed a variable interest rate mortgage at prime plus 1.0%. Principal and interest payments are due monthly with the last payment due on December 19, 2019. The interest rate in effect was 7.5% and 9.25% at December 31, 2005 and 2006, respectively.

CCD Equipment Installment Loans

In conjunction with the acquisition of certain assets of the CCD business in March 2006, the Company assumed two equipment installment loans both secured by all of CCD’s equipment, fixtures, accounts receivable, inventory, and general intangibles. The first installment loan requires monthly payments of $7 principal plus interest with the last payment due on October 1, 2011. The interest rate is fixed at 7.25% through January 1, 2009, and is variable thereafter at the U.S. Treasury One-Year Bill Index plus 2.75%. The second installment loan requires monthly payments of $6 principal and interest with the last payment due on January 1, 2010, with the interest rate is fixed at 7.0%. The outstanding principal at December 31, 2006 is $372 and $185 for the first and second installment loan, respectively.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 11—Debt (continued)

Other Debt (continued)

CCD Line of Credit

In conjunction with the acquisition of certain assets of the CCD business in March 2006, the Company assumed CCD’s line of credit facility. The revolver has a maturity date of May 31, 2007, with interest due monthly at the bank’s prime rate plus 0.75% (9.00% at December 31, 2006). Total borrowings cannot exceed the borrowing base, as defined, which is based upon qualified accounts receivable and inventories. The total available borrowing base as of December 31, 2006, was $310 and the Company is not charged a fee for any unused borrowings on the line of credit facility. This revolver is secured by all of CCD’s equipment, fixtures, accounts receivable, inventory, and general intangibles.

CanAmPac Revolving Line of Credit and CanAmPac Term Debt

CanAmPac issued two notes on May 8, 2006, pursuant to the Loan and Security Agreement (“Loan Agreement”). The proceeds under the Loan Agreement are used by CanAmPac for its working capital needs, including letters of credit, to finance a business acquisition, to refinance existing debt, and for general business purposes. Substantially all of CanAmPac’s assets are pledged as collateral security under the Loan Agreement.

CanAmPac Revolving Line of Credit

The line of credit is available in an amount not to exceed $22,393. The interest rate is determined in accordance with a pricing grid which for the line of credit is calculated at the base rate, as defined, plus an applicable margin, as defined, and was 6.50% at December 31, 2006. Borrowings under the line of credit are subject to availability, as defined, as determined by a required borrowing base computation which considers eligible accounts receivable and inventory. CanAmPac is required to pay the outstanding principal amount of the line of credit, plus all accrued and unpaid interest, on the maturity date of May 8, 2010.

CanAmPac Term Debt

The term loan is available in a principal amount not to exceed $9,853. The interest rate for the term loan is calculated at an annual rate equal to the Canadian prime rate plus an applicable margin, as defined, and was 6.75% at December 31, 2006. The term loan facility requires equal monthly payments of principal of $65, plus all accrued interest on the principal amount then outstanding, with any remaining unpaid principal and interest due on May 8, 2010.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 11—Debt (continued)

Future principal payments of debt at December 31, 2006, are as follows:

2007	$8,382
2008	3,154
2009	8,020
2010	5,250
2011	15,114
Thereafter	41,230
81,150
Unamortized discount on CanAmPac subordinated debt (based on 19.9% effective interest)	(1,413)
$79,737

NOTE 12—Financing Obligation

On December 29, 2006, the Company sold buildings, improvements, developed and undeveloped land located at Bridgeview, IL (“Bridgeview”), and New Castle, PA (“New Castle”) for $10,821. Concurrent with the sale, the Company leased the property back for a period of fifteen years at annual rental payments of $925 plus annual escalations not to exceed 2% over the lease term plus renewal periods. The lease is renewable at the Company’s option for two successive 10 year periods. The Company has an option to purchase at $1.00 (actual dollars) the undeveloped land at Bridgeview and New Castle for a period of two years ending on the second anniversary of the effective date of the lease agreement. Due to the Company’s continuing involvement in the land, buildings, and improvements, the transaction has been recorded as a financing obligation rather than a sale pursuant to GAAP. Accordingly, the carrying values for leased land, buildings, and improvements are included in property, plant and equipment, net, with a cost of $7,057 and accumulated depreciation of $153 at December 31, 2006.

During February 2007, the Company received $569 in consideration for amending terms of the lease agreement governing the purchase and any subsequent sale of the option properties. The amendments did not impact the recorded amount of the financing obligation at December 31, 2006.

Future payments of the financing obligation are as follows:

2007	$925
2008	944
2009	962
2010	982
2011	1,001
Thereafter	11,184
Total minimum financing obligation payments	15,998
Less amount representing interest	(5,258)
Present value of financing obligation payments	10,740
Less current principal portion	(366)
$10,374

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 13—Leases

The Company leases certain buildings and equipment, using both capital and operating leases. Included in property, plant and equipment are capitalized leases for equipment with a cost of $575 and $5,607, and accumulated depreciation of $201 and $578, as of December 31, 2005 and 2006, respectively. There are no significant restrictions on dividends, additional debt or further leasing in the Company’s lease agreements.

Future minimum lease payments for noncancelable operating and capital leases as of December 31, 2006 are as follows:

	Operating	Capital
2007	$4,087	$1,790
2008	3,596	1,871
2009	3,274	1,259
2010	2,673	1,672
2011	1,973	287
Thereafter	17,069	—
Total minimum lease payments	$32,672	6,879
Less amount representing interest		(1,064)
Present value of lease payments		5,815
Less current portion		(1,334)
		$4,481

Rent expense was $700, $952 and $3,320 for the years ended December 31, 2004, 2005, and 2006, respectively.

NOTE 14—Members’ Equity and Participating Preferred Units

No member shall be personally liable for any debts, liabilities, or obligations of the Company beyond such member’s capital contributions. The agreement of the members is perpetual, unless it is dissolved or terminated by the members. Distributions include all payments made to members except for reimbursements made in the normal course of business.

A Board of Managers, consisting of six persons (“Managers”) inclusive of one additional Manager (“Hancock Manager”) who is designated by a related party, is appointed by the members of the Company and manages the business and affairs of the Company. No member or Manager is liable for the debts, obligations or liabilities of the Company or any other member solely by reason of being a member or acting as a Manager. Other than the Hancock Manager and except as otherwise required by the terms of any Preferred Series designations, the members have the right to elect the remaining Managers. Generally, holders of Series B and C Participating Preferred Units and Series C Common Units have one vote per unit on matters specified in the Seconded Amended and Restated Operating Agreement of Forest Resources LLC dated May 5, 2006, (“LLC Agreement”).

With the exception of the cumulative preferred return and the liquidation preference, characteristics of the Series B and C Participating Preferred Units are the same as the Series C Common Units.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 14—Members’ Equity and Participating Preferred Units (continued)

Conversion, Merger, Consolidation or Sale

In the event of an initial public offering, conversion, merger, consolidation or sale of the Company, approval is required of both (i) a majority of the Managers and (ii) a majority in interest of the voting power of the outstanding member units.

Series B Participating Preferred Units

The Company has outstanding 200,000 Series B Participating Preferred Units (the Series B Units), with a $20.00 (actual dollars) liquidation value. Holders of the Series B Units are entitled to vote together with the common units and entitled to annual cumulative dividends at 8% on the liquidation value. For the years ended December 31, 2004, 2005, and 2006, the Company paid $320, $884, and $320, respectively, to holders of the Series B Units. At December 31, 2006, there was $80 of accrued and unpaid dividends. The Series B Units have a voluntary put provision, which allows certain holders of 100,000 of the Series B Units to require the Company to purchase their units at the greater of 85% of the market value, and the liquidation value, as defined in the LLC Agreement.

The Series B Units are mandatorily redeemable at the earlier of a significant corporate event, as defined in the LLC Agreement, or the maturity or pre-payment of either the Senior Secured Notes or the Joint and Several Subordinated Notes. The mandatory redemption amount is equal to the market value, as defined, plus any accrued and unpaid cumulative dividends. At December 31, 2006, the Series B Units are recorded at an estimated mandatory redeemable amount of $21,331.

Series C Participating Preferred Units

During 2006, the Company issued and has outstanding 44,287 Series C Participating Preferred Units (the “Series C Units”), with a $90 (actual dollars) liquidation value. Holders of the Series C Units are entitled to vote together with the common units and entitled to annual cumulative dividends at 8% on the liquidation value (the “Preferential Distributions”). For the year ended December 31, 2006, the Company paid $215 to holders of the Series C Units. As of December 31, 2006, there was $80 of accrued and unpaid dividends. At any time after April 1, 2010, certain holders of 11,164 of the Series C Units have a voluntary put provision, to require the Company to purchase their units at the greater of 85% of the market value, and the liquidation value, as defined in the LLC Agreement.

The Series C Units have a priority for distributions from the Company, such that no distributions shall be declared, except tax distributions, on any common units or any other class of securities ranking junior to the Series C Units until all accrued and unpaid Preferential Distributions have been paid.

The Series C Units are mandatorily redeemable at the earlier of a significant corporate event, as defined in the LLC Agreement, or the maturity or pre-payment of either the Senior Secured Notes or the Joint and Several Subordinated Notes. The mandatory redemption amount is equal to the market value, as defined, plus any accrued and unpaid cumulative dividends. At December 31, 2006, the Series C Units are recorded at an estimated mandatory redeemable amount of $4,724.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 15—Phantom Unit Plans

The Company created certain Phantom Unit Plans (“Plans”) to provide certain employees incentive compensation of Forest Resources LLC, Ivex Packaging LLC, and Shillington Box Company LLC. A total of 40,000 units of Forest Resources LLC have been assigned to the Forest Resources LLC Plan, of which 31,600 are outstanding as of December 31, 2005 and 2006. A total of 555,555 units of Ivex Packaging LLC have been assigned to the Ivex Packaging LLC Plan, of which 333,332 units are outstanding as of December 31, 2006. A total of 750 units of Shillington Box Company LLC have been assigned to the Shillington Box Company LLC Plan, of which 555 units are outstanding at December 31, 2006.

Plans are administered by committee and include options to call units based on defined formula. The units typically vest 100% after five years. The Company recognizes expense based on ratable vesting of the units using the year end fully diluted equity per share. However, the fully diluted equity per unit has been less than zero which has resulted in no expense recognition in 2004, 2005, and 2006.

The Plans also call for the holders of the phantom units to share equally in common unit dividend distributions. The Company recorded approximately $31, $110 and $64 in compensation expense during 2004, 2005, and 2006, respectively, relating to dividend distributions.

NOTE 16—Commitments and Contingencies

Supply Agreements

The Company has entered into various supply agreements for the procurement of old corrugated container (“OCC”) and mixed paper through October 2008. The contracts require minimum monthly purchases, ranging from 600 to 1,700 tons, of OCC and mixed based on market prices at the time of sale. It is expected that all purchases under these arrangements will be utilized in production. The Company’s purchases under these supply agreements were $2,700, $2,300 and $1,890 in 2004, 2005, and 2006, respectively.

Other

The Company is from time to time involved in various types of litigation concerning claims arising in the ordinary course of its business. The Company does not believe that any pending or threatened litigation will have a material adverse effect on the Company’s results of operations, cash flows, or its financial condition.

NOTE 17—Related Party Transactions

The Company pays management, engineering, accounting, and building lease fees to Atlas Holdings, The Hoffman Group Ltd., Friskney Warehouse, and an individual member, related parties through common ownership. The expense for these items was approximately $631, $676 and $1,245 in 2004, 2005, and 2006, respectively. The Company paid certain of its officers a total of $125 to guarantee full subscription of Series C Participating Preferred Units issued in 2006.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 18—Employee Benefit Plans

Defined-Contribution Plans

The Company sponsors six 401(k) profit-sharing plans and other defined-contribution plans for all of its eligible employees in the U.S. and Canadian controlled entities. Participants may make salary deferral contributions to the plans of up to the lesser of 20% of annual compensation or the amount permitted by the governing taxing authority in the U.S. and Canada. The Company makes matching contributions of up to 100% of up to 6% of eligible wages depending on the plan. The Company expense increased from $256 to $970 due to business combinations occurring in the years ended December 31, 2005 and 2006, respectively. The Company expensed approximately $172 for the year ended December 31, 2004.

Multiemployer Defined-Contribution Plan

Certain employees of the Company that are also members of a collective bargaining unit are participants in a multiemployer plan administered by United Steelworkers International at its Peoria and Joliet, IL facilities. The Company contributes to the multiemployer plan on a monthly basis based upon provisions contained in separate collective bargaining agreements plus extensions that expire July 31, 2007 and December 17, 2008, respectively. The Company is not directly involved in the administration of the plan.

In the event of insolvency or reorganization, plan terminations or withdrawal by the Company from the multiemployer plan, the Company may be liable for penalties, the amount of which, if any, has not been determined but which would likely be material. The Company has no plans to withdraw from the multiemployer plan. The Company’s contributions to the multiemployer plan during 2005 and 2006 were $36 and $156, respectively. The Company did not participate in any multiemployer defined-contribution plan in 2004.

Defined-Benefit Plans

The Company has two defined-benefit retirement plans that cover certain of its hourly employees at its Joliet, Illinois facility and at its Napanee, Ontario facility.

As part of the acquisition of the Ivex in September 2005, the Company was required to establish a defined-benefit retirement plan with benefits and terms substantially equivalent with those benefits and terms provided to participants while it was owned by Alcoa Inc. Although the plan was formally established on January 1, 2006, the obligation was assumed by the Company at the effective acquisition date. The defined-benefit plan for these employees generally provides benefits of stated amounts based on age at retirement, years of credited service, and average compensation.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 18—Employee Benefit Plans (continued)

The following table sets forth the changes in the benefit obligation and fair value of plan assets, the funded status of the Company’s Plan, the amounts recognized in the Company’s Consolidated Financial Statements, and the principal weighted-average assumptions used:

	2005	2006
Change in projected benefit obligation:
Benefit obligation at beginning of year	$2,234	$2,178
Service cost	25	85
Interest cost	34	118
Actuarial (gain) loss	(115)	66
Benefits paid	—	(154)
Projected benefit obligation at end of year	$2,178	$2,293
Change in plan assets:
Fair value of plan assets at beginning of year	1,600	$1,635
Actual return on plan assets	35	136
Benefits paid	—	(154)
Fair value of plan assets at end of year	$1,635	$1,617
Net amount recognized:
Funded status	$(543)	$(676)
Unrecognized net actuarial gain	(115)	(62)
Net amount recognized as accrued pension cost	$(658)	$(738)
Accumulated benefit obligation at end of year	$1,569	$1,642
Weighted-average assumptions as of December 31:	%	%
Discount rate	5.55	5.75
Expected return on plan assets	7.50	7.50
Rate of compensation increase	4.50	4.50

The components of net periodic benefit cost are as follows:

	2005	2006
Net periodic benefit costs:
Service cost	$25	$85
Interest cost	34	118
Expected return on plan assets	(35)	(123)
Net periodic pension costs	$24	$80
Weighted-average assumptions used to determine net periodic pension cost:	%	%
Discount rate	5.25	5.55
Measurement date	December 31	December 31

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 18—Employee Benefit Plans (continued)

Plan assets are invested in a mutual fund balanced approximately 50% and 50% in equity and debt securities at December 31, 2006.

Determination of Expected Long-term Rate of Return

The expected long-term rate of return for the plan’s total assets is based on the expected return of each of the above categories, weighted based on the target allocation for each class.  Equity securities are expected to return 9% to 10% over the long-term, while debt securities are expected to return between 5% and 6%.  The Committee expects that the Plan’s asset manager will provide a modest (0.5% to 1.0% per annum) premium to the respective market benchmark indices.

Investment Policy and Strategy

The Company’s policy is to fund, at a minimum, amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Plan assets are to be administered by an independent trustee and are invested principally in equity securities and debt securities.

Contributions to the Joliet, Illinois plan are expected to be $99 in 2007. Expected benefit payments to participants during the next ten years ending December 31 are given below:

Expected benefit payments
2007	$18
2008	153
2009	214
2010	77
2011	81
2012 – 2016	817
Total	$1,360

Plan Outside the United States:   On May 1, 2006, pursuant to the acquisition of certain assets of Roman, CanAmPac assumed a defined-benefit retirement plan for its employees covered under certain collective bargaining agreements.  The defined-benefit plan for these employees generally provides benefits of stated amounts based on age at retirement, years of credited service, and average compensation.  The defined-benefit plan was frozen as of May 1, 2006, and no further benefits accrue to participants.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 18—Employee Benefit Plans (continued)

The following table sets forth the changes in the benefit obligation and fair value of plan assets, the funded status of the Company sponsored plan in Napanee, Ontario, the amounts recognized in the Company’s Consolidated Financial Statements, and the principal weighted-average assumptions used:

2006
Change in projected benefit obligation:
Benefit obligation at May 1, 2006	$32,627
Service cost	—
Interest cost	1,064
Actuarial gain	(1,611)
Benefits paid	(1,297)
Projected benefit obligation at end of year	$30,783
Change in plan assets:
Fair value of plan assets at beginning of period	$31,240
Actual return on plan assets	1,012
Employer contributions	733
Benefits paid	(1,297)
Fair value of plan assets at end of year	$31,688
Net amount recognized:
Funded status	$905
Unrecognized net actuarial gain	(1,403)
Net amount recognized as accrued pension cost liability	$(498)
Accumulated benefit obligation at end of year	$30,783
Weighted-average assumptions as of December 31:	%
Discount rate	5.00
Expected return on plan assets	6.50

2006
Net periodic benefit:
Service cost	$—
Interest cost	1,064
Expected return on plan assets	(1,431)
Net periodic pension benefit	$(367)

Weighted-average assumptions used to determine net periodic pension cost:	%
Discount rate	5.00
Expected return on plan assets	7.00
Measurement date	December 31

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 18—Employee Benefit Plans (continued)

Expected benefit payments
2007	$1,518
2008	1,614
2009	1,891
2010	1,998
2011	1,989
2012 – 2016	9,013
Total	$18,023

%
Asset allocations by category as of December 31, 2006:
Equity securities	60.1
Debt securities	37.9
Other	2.0
Total	100.0

NOTE 19—Risk and Uncertainties

Approximately 31% of the Company’s employees are part of collective bargaining agreements.  Approximately 38% of the Company’s union employees are covered by collective bargaining agreements which expire in 2007.

Approximately $20,705 of the Company’s carrying value of net assets is located in Canada at December 31, 2006.

Approximately $1,544 loss out of the Company’s earnings is located in Canada for the year ended December 31, 2006.

NOTE 20—Foreign Income Taxes

The Company’s provision (benefit) for income taxes is as follows:

	2005	2006
Current	$113	$223
Deferred	(66)	(158)
Provision for income taxes	$47	$65

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 20—Foreign Income Taxes (continued)

A reconciliation between reported income tax expense and the amount which would have resulted from applying the statutory tax rate to pretax income is as follows:

	2005	2006
Computed tax at the foreign statutory rate of 34%	$39	$(560)
Non-deductible costs	8	85
Valuation allowance on deferred tax asset	—	557
Other	—	(17)
Provision for income taxes	$47	$65

Components of deferred tax assets and liabilities are as follows:

	2005	2006
Deferred tax assets
Net operating loss carryforwards	$60	$749
Reserves	—	183
Pension liabilities	—	152
Other	6	88
	$66	$1,172
Deferred tax liabilities
Property, plant and equipment	$—	$(448)
Other	—	(9)
	—	(457)
Valuation allowance on deferred tax asset	—	(557)
Net deferred tax asset	$66	$158

CanAmPac has a net operating loss for Canadian income tax purposes of approximately $1,835 which is available to reduce certain foreign taxable income in future years.  As the realizability of the future income tax asset otherwise available from the net operating loss over the net taxable temporary differences is uncertain, the future income tax asset associated with this tax attribute has been fully offset by a valuation allowance.

The Company has other Canadian operations, exclusive of CanAmPac, that have net operating losses for Canadian income tax purposes of approximately $535 which is available to reduce certain foreign taxable income in future years.  Management believes future pretax income will be sufficient to recover these net operating loss carryforwards.

All of the Company’s net operating loss carryforwards will expire in 2026.

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 21—Consolidating Balance Sheet and Statement of Operations

The following table presents a Consolidating Balance Sheet at December 31, 2006, with “Base Forest” comprised of all Company subsidiaries except for CanAmPac:

	December 31, 2006
	Base Forest	CanAmPac	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$13,529	$—	$—	$13,529
Trade accounts receivable, net	15,902	13,616	—	29,518
Accounts receivable, intercompany	55	—	(55)	—
Inventories	9,208	13,763	—	22,971
Prepaid expenses	1,247	2,254	—	3,501
Total current assets	39,941	29,633	(55)	69,519
Restricted cash:
Debt service reserve fund	3,500	—	—	3,500
Property, plant and equipment, net	28,841	18,987	—	47,828
Debt acquisition and other deferred charged	2,258	2,178	—	4,436
Intangible assets, net	1,983	363	—	2,346
Goodwill	1,409	—	—	1,409
Other assets	536	500	—	1,036
Investments in affiliates	13,778	—	(13,788)	—
Total assets	$92,246	$51,661	$(13,833)	$130,074
Liabilities and members’ equity (deficit)
Current liabilities
Accounts payable	$11,090	$5,147	$—	$16,237
Accounts payable, intercompany	—	55	(55)	—
Accrued liabilities	6,411	2,536	—	8,947
Distribution payable	267	—	—	267
Revolving lines of credit	490	4,942	—	5,432
Current portion—long-term debt—related party	1,745	—	—	1,745
Current portion—long-term debt	449	756	—	1,205
Current portion—financing obligation	366	—	—	366
Current portion—capital lease obligations	—	1,334	—	1,334
Total current liabilities	20,818	14,770	(55)	35,533
Long-term debt	3,101	4,630	—	7,731
Long-term debt—related party	52,166	11,458	—	63,624
Long-term financing obligation	10,374	—	—	10,374
Capital lease obligations	—	4,481	—	4,481
Pension liabilities	784	452	—	1,236
Non-current liabilities	948	—	—	948
Total liabilities	88,191	35,791	(55)	123,927
Commitments and contingencies (see Note 16)
Minority interests	—	4,146	—	4,146
Participating preferred units (1,000,000 authorized):
Series B ($20 par value, 200,000 units issued and outstanding)	21,331	—	—	21,331
Series C ($90 par value, 44,287 units issued and outstanding)	4,724	—	—	4,724
Members’ equity (deficit):
Common units (5,000,000 authorized, $10 par value, 211,105 units issued and outstanding)	(22,077)	12,157	(13,778)	(23,698)
Other comprehensive income (loss)	77	(433)	—	(356)
Total members’ equity (deficit)	(22,000)	11,724	(13,778)	(24,054)
Total liabilities and members’ equity (deficit)	$92,246	$51,661	$(13,833)	$130,074

Forest Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 21—Consolidating Balance Sheet and Statement of Operations (continued)

The following table presents a consolidating statement of operations for the year ended December 31, 2006:

	Year ended December 31, 2006
	Base Forest	CanAmPac	Eliminations	Consolidated
Net sales	$162,282	$62,622	$—	$224,904
Cost of goods sold	130,692	53,827	—	184,519
Gross profit	31,590	8,795	—	40,385
Selling, general and administrative expenses	21,710	7,922	—	29,632
Income from operations	9,880	873	—	10,753
Other (income) expense:			—
Interest expense—related party	5,509	1,695	—	7,204
Interest expense	498	1,301	—	1,799
Interest income	(557)	—	—	(557)
Income (Loss) before income taxes and minority interests	4,430	(2,123)	—	2,307
Provision for income taxes	65	—	—	65
Minority interests in consolidated subsidiaries	(303)	(501)	—	(804)
Income (Loss) from continuing operations	4,668	(1,622)	—	3,046
(Loss) from discontinued operations	(241)	—	—	(241)
Net income (loss)	$4,427	$(1,622)	$—	$2,805

Forest Resources LLC
Condensed Consolidated Financial Statements

Forest Resources LLC
Condensed Consolidated Financial Statements
Consolidated Balance Sheets

	December 31,	June 30,
	2006	2007
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$13,529	$7,430
Trade accounts receivable, net	29,518	32,111
Inventories	22,971	25,279
Prepaid expenses and other current assets	3,501	7,941
Total current assets	69,519	72,761
Debt service reserve fund	3,500	3,500
Property, plant and equipment, net	47,828	47,453
Other assets	9,227	8,722
Total assets	$130,074	$132,436
Liabilities and members’ deficit
Current liabilities:
Accounts payable	$16,237	$17,842
Accrued liabilities	9,214	10,142
Revolving lines of credit	5,432	7,280
Current portion—long-term debt—related party	1,745	1,799
Current portion—long-term debt	1,205	1,421
Current portion—financing obligation	366	427
Current portion—capital lease obligations	1,334	1,901
Total current liabilities	35,533	40,812
Long-term debt	7,731	7,385
Long-term debt—related party	63,624	64,042
Long-term financing obligation	10,374	10,682
Capital lease obligations	4,481	3,781
Pension liabilities and other non-current liabilities	2,184	1,491
Total liabilities	123,927	128,193
Commitments and contingencies (Note 9)
Minority interests	4,146	4,595
Participating preferred units (1,000,000 authorized):
Series B ($20 par value, 200,000 units issued and outstanding)	21,331	19,658
Series C ($90 par value, 44,287 units issued and outstanding)	4,724	4,353
Members’ deficit:
Common units (5,000,000 authorized, $10 par value, 211,105 units issued and outstanding)	(23,698)	(25,729)
Other comprehensive income (loss)	(356)	1,366
Total members’ deficit	(24,054)	(24,363)
Total liabilities and members’ deficit	$130,074	$132,436

Dollar amounts in thousands.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Forest Resources LLC
Condensed Consolidated Financial Statements
Consolidated Statements of Operations

	Six month periods ended
	June 30,
	2006	2007
	(unaudited)	(unaudited)
Net sales	$95,690	$130,602
Cost of goods sold	78,402	108,362
Restructuring charge	—	1,508
Gross profit	17,288	20,732
Selling, general and administrative expenses	11,918	18,999
Income from operations	5,370	1,733
Other (income) expense:
Interest expense—related party	2,988	4,051
Interest expense	489	1,379
Interest income	(270)	(340)
Income (loss) before income taxes, minority interests, and discontinued operations	2,163	(3,357)
Provision for income taxes	126	203
Minority interests in consolidated subsidiaries	(131)	31
Income (loss) from continuing operations	2,168	(3,591)
Income (loss) from discontinued operations	(191)	7
Net income (loss)	$1,977	$(3,584)

Dollar amounts in thousands.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Forest Resources LLC
Condensed Consolidated Financial Statements
Consolidated Statements of Cash Flows

	Six month periods ended
	June 30,
	2006	2007
	(unaudited)	(unaudited)
Operating activities:
Net income (loss)	$1,977	$(3,584)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	4,190	4,228
Restructuring charge	—	1,508
Amortization	443	675
Minority interests in consolidated subsidiaries	(131)	31
Loss on foreign currency transactions and other	124	749
Changes in operating assets and liabilities, excluding the effects of business combinations:
Decrease (increase) in accounts receivable	(2,654)	(1,283)
Decrease (increase) in inventories	1,533	(744)
Decrease (increase) in prepaid expenses and other current assets	(1,097)	(4,170)
Decrease (increase) in other assets	(27)	(226)
Increase (decrease) in accounts payable	(599)	542
Increase (decrease) in accrued liabilities	144	(317)
Net cash provided by (used in) operating activities	3,903	(2,591)
Investing activities:
Capital expenditures	(2,946)	(2,579)
Acquisition of CCD	(3,911)	—
Acquisition of Valley View assets	(1,762)	—
Acquisition of CanAmPac	(13,777)	—
Net cash used in investing activities	(22,396)	(2,579)

(Table continued on next page)

Dollar amounts in thousands.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Forest Resources LLC
Condensed Consolidated Financial Statements
Consolidated Statements of Cash Flows (continued)

	Six month periods ended
	June 30,
	2006	2007
	(unaudited)	(unaudited)
Financing activities:
Net (payments) proceeds on credit facility	(1,704)	1,263
Proceeds from long-term debt—related party	8,000	—
Net proceeds from financing obligation	—	370
Net payments on long-term debt	(359)	(643)
Net payments on long-term debt—related party	(1,110)	(858)
Payments on capital lease obligations	(175)	(670)
Debt issuance costs	(211)	(104)
Proceeds from issuance of Series C participating preferred units, net of expenses	3,875	—
Distributions to participating unit holders	—	(254)
Net cash provided by (used in) financing activities	8,316	(896)
Effects of exchange rate changes on cash and other	12	(33)
Net decrease in cash and cash equivalents	(10,165)	(6,099)
Cash and cash equivalents at beginning of period	14,521	13,529
Cash and cash equivalents at end of period	$4,356	$7,430
Supplemental disclosures of cash flow information:
Cash paid during the period for interest to related parties	$1,469	$2,501

Dollar amounts in thousands.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Forest Resources LLC
Notes to Condensed Consolidated Financial Statements (unaudited)

All dollar amounts in thousands unless otherwise indicated.

NOTE 1—Organization and Nature of Business

Forest Resources LLC (“Company”) is a diversified paper and specialty packaging company. The Company produces a wide range of products used in packaging and shipping containers and packaging products. The Company supplies these products to a diverse customer base operating in a variety of industries, including food and beverage, furniture, shipping, automotive, consumer goods and electronics in North America. The products are manufactured at 14 facilities throughout the United States and Canada.

NOTE 2—Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements contain adjustments, consisting of normal recurring accruals, necessary to present fairly the consolidated financial position as of June 30, 2007 and the consolidated statements of operations for the six month periods ended June 30, 2006 and 2007, and consolidated statements of cash flows for the six month periods ended June 30, 2006 and 2007. The consolidated statement of operations for the six month period ended June 30, 2007 is not necessarily indicative of the results to be expected for the full year. The interim condensed consolidated financial statements do not include all the disclosures required for annual financial statements presented in conformity with U.S. generally accepted accounting principles. These interim condensed financial statements should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the year ended December 31, 2006. The condensed consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are adjusted to reflect actual experience when necessary. Significant estimates and assumptions affect many items in the financial statements, for example: allowance for doubtful trade receivables, sales returns and allowances, inventory obsolescence, income tax liabilities and assets and related valuation allowances, asset impairments, valuations of identifiable intangible assets, employee benefit plan liabilities, value of equity-based awards, contingencies, litigation, and incentives. Significant estimates and assumptions are also used to establish the useful lives of depreciable tangible and certain intangible assets. Actual results could differ from estimates under different assumptions and conditions, and such results may affect income, financial position, or cash flows.

Income Taxes

The Company is treated as a partnership for United States federal and state income tax purposes. Accordingly, no provision has been made for United States federal or state income taxes since the Company’s net income or loss (subject to certain limitations) is allocated directly to its members.

Certain of the Company’s operations located in Canada are subject to Canadian income taxes, accordingly, the Company’s effective income tax rate may be different from what would be expected under

Forest Resources LLC
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

NOTE 2—Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

a taxable entity rather than under a partnership in the United States.  Deferred taxes that arise reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The major temporary differences that give rise to the deferred tax assets and liabilities are as follows: postretirement benefit obligation, depreciation expense, and net operating loss carryforwards.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS No. 158”). SFAS No. 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status through comprehensive income. This statement also requires the measurement date for plan assets and liabilities to coincide with the sponsor’s year end. The standard provides two transition alternatives related to the change in measurement date provisions. This statement is effective for financial statements for nonpublic entities as of the end of fiscal years ending after June 15, 2007; however, the change in measurement date provisions is effective for fiscal years ending after December 15, 2008. The Company will adopt SFAS No. 158 in the fourth quarter 2007 and is currently evaluating the impact of adopting SFAS No. 158 on our consolidated results of operations and financial condition.

NOTE 3—Business Combinations

Acquisitions

On April 1, 2006, Ivex, a majority-owned subsidiary of the Company, acquired substantially all of the assets of Creative Color Display, Inc.’s  (“CCD”) business which is engaged in creating, developing, and printing of color designs to customer specifications on corrugated paper-board for an aggregate purchase price of $9,877.

Effective May 1, 2006, the Company acquired, through a subsidiary, CanAmPac ULC (“CanAmPac”), a 76.37% controlling interest in the assets and assumed certain liabilities for an aggregate purchase price of $64,939 pursuant to the asset purchase agreement formed out of a creditor protection and reorganization proceeding for Roman Corporation, Ltd. (“Roman”) which primarily consisted of its interest in its paperboard and packaging business. CanAmPac is engaged in the business of manufacturing and selling coated recycled board and folding cartons to the food packaging industry throughout Canada.

On June 1, 2006, Ivex acquired certain assets and customers of the Valley View, Ohio facility, a producer of flute medium and specialty single face products, from Weyerhaeuser Company, for an aggregate purchase price of $2,301.

The financial results of the acquired entities were included in the Company’s consolidated financial statements from their respective dates of acquisition. The assets and liabilities of the acquired entities were recorded at their fair values as of the dates of the acquisitions.

Forest Resources LLC
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

NOTE 4—Inventories

Inventories by component are as follows:

	December 31,	June 30,
	2006	2007
Raw materials	$13,093	$13,515
Work-in-process	1,029	627
Finished goods	8,849	11,137
	$22,971	$25,279

NOTE 5—Property, Plant and Equipment

Property, plant and equipment by component are as follows:

	December 31,	June 30,
	2006	2007
Land	$3,078	$3,120
Building and improvements	13,417	12,656
Machinery and equipment	69,908	72,603
Computer hardware and peripherals	1,926	2,188
Construction-in-progress	1,726	2,972
	90,055	93,539
Accumulated depreciation	(42,227)	(46,086)
	$47,828	$47,453

NOTE 6—Recovered Resources—Discontinued Operations

The Company has reported certain waste paper collection and delivery businesses of Recovered Resources as discontinued operations for all periods presented in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company committed to a plan to sell the operations related to the front-end loader business by the end of 2007.

Net sales associated with the discontinued business were $40 and $129 for the six month periods ended June 30, 2006 and 2007, respectively.

NOTE 7—Financing Obligation

On December 29, 2006, the Company sold buildings, improvements, developed and undeveloped land located at Bridgeview, Illinois (“Bridgeview”), and New Castle, Pennsylvania (“New Castle”) for $10,821. Concurrent with the sale, the Company leased the property back for a term of fifteen years. Due to the Company’s continuing involvement in the land, buildings, and improvements, the transaction has been recorded as a financing obligation rather than a sale pursuant to GAAP.

During February 2007, the Company received $569 in consideration for amending terms of the lease agreement governing the Company’s potential re-purchase and any subsequent sale of a portion of the properties. Accordingly, an additional $569 was recorded to the financing obligation.

Forest Resources LLC
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

NOTE 8—Debt

Borrowings under long-term debt arrangements, including amounts payable to related parties, consist of the following:

	December 31,	June 30,
	2006	2007
Notes due John Hancock and affiliates (due to common ownership):
9.71% Class A Senior Secured Notes due March 31, 2009	$5,700	$5,577
9.71% Class B Senior Secured Notes due March 31, 2012	12,215	11,952
8.42% Class C Senior Notes due March 31, 2012	15,525	15,352
11.42% Junior Subordinated Notes due June 30, 2012	12,482	12,299
12.46% Junior Subordinated Notes due June 30, 2012	7,989	7,871
Note due Toronto Dominion (due to common ownership in CanAmPac):
14% CanAmPac Subordinated debt due May 8, 2011 less unamortized discount (effective rate of 19.9%)	11,458	12,789
	65,369	65,840
Other debt:
CanAmPac revolving line of credit	4,942	6,790
CanAmPac term debt	5,386	5,511
Other	4,040	3,786
	79,737	81,927
Less current maturities	(8,382)	(10,500)
Long-term portion	$71,355	$71,427

The following sections describe the major classes of debt.

Notes to John Hancock and Affiliates (related party)

Concurrent with the acquisition of certain assets of the Ivex business, the Company refinanced certain assumed obligations and borrowed additional amounts pursuant to a Note Purchase Agreement, dated September 16, 2005, with John Hancock Mutual Life Insurance Company and affiliates (collectively referred to as “Hancock”). The refinancing extended the maturity of certain notes, provided Hancock with an improved collateral position and other related benefits, and resulted in the purchase of additional notes of the Company. These notes are collateralized by substantially all of the assets of the Company and require the Company to comply with certain debt covenants, as defined in the Note Purchase Agreement. The covenants include maintaining a senior debt service coverage ratio for the four preceding quarters taken as a single accounting period of at least 1.25 to 1.00 and annual capital expenditures of at least $2,000 through March 31, 2012.

Five notes were issued on September 16, 2005, pursuant to the Note Purchase Agreement as follows:

9.71% Class A Senior Secured Notes due March 31, 2009

$5,983 of 9.71% Class A Senior Secured Notes due March 31, 2009, payable in monthly principal and interest installments of $66 with the remaining balance due at maturity.

Forest Resources LLC
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

NOTE 8—Debt (continued)

Notes to John Hancock and Affiliates (related party) (continued)

9.71% Class B Senior Secured Notes due March 31, 2012

$12,820 of 9.71% Class B Senior Secured Notes due March 31, 2012, payable in monthly principal and interest installments of $142 with the remaining balance due at maturity.

8.42% Class C Senior Notes due March 31, 2012

$15,900 of 8.42% Class C Senior Notes due March 31, 2012, payable in monthly principal and interest installments of $137 with the remaining balance due at maturity.

Joint and Several Subordinated Notes due June 30, 2009

$871 of Joint and Several Subordinated Notes due June 30, 2009, payable in variable semi-annual installments at interest rates ranging from 12.5% to 14.5% as defined in the Note Purchase Agreement. These notes have been paid in full as of December 31, 2006.

11.42% Junior Subordinated Notes due June 30, 2012

$12,500 of Junior Subordinated Notes due June 30, 2012, payable in variable semi-annual principal and interest installments of a pro-rata amount of a minimum payment of at least $300 against all tranches of Junior Subordinated debt at interest rates ranging from 11.42% to 13.42% as defined in the Note Purchase Agreement.

12.46% Junior Subordinated Notes due June 30, 2012

On May 5, 2006, the Company issued $8,000 of Junior Subordinated Notes due June 30, 2012, payable in variable semi-annual principal and interest installments of a pro-rata amount of a minimum payment of at least $300 against all tranches of Junior Subordinated debt at interest rates ranging from 12.46% to 14.46% as defined in the Note Purchase Agreement.

Note to Toronto Dominion (related party)

14% CanAmPac Subordinated Debt due May 8, 2011

CanAmPac entered into a Mezzanine Loan and Security Agreement (the “Mezzanine Agreement”) dated May 8, 2006, and used the funds for the acquisition of certain assets of Roman, see NOTE 3—Business Combinations for further discussion of the purchase transaction. The Mezzanine Agreement provides a credit facility for a total face value of $13,436 issued at a discount to face value for net cash proceeds of $11,734. The discount is amortized monthly over the term of the Mezzanine Agreement. The interest rate is 14% per annum payable quarterly in arrears. The Mezzanine Agreement provides CanAmPac with the option to elect to defer and add to principal a portion of the quarterly interest payment. Repayment of the loan principal may be made in whole or in part at any time, accompanied by all accrued interest on the principal amount then outstanding, and the applicable make-whole premium, as defined, related to the discounted values applied to all future quarterly interest payments that would otherwise have occurred prior to the third anniversary date of the Mezzanine Agreement. Subject to the prior ranking of the Loan Agreement, substantially all of CanAmPac’s assets are pledged as collateral security under the Mezzanine Agreement.

Forest Resources LLC
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

NOTE 8—Debt (continued)

CanAmPac Revolving Line of Credit and CanAmPac Term Debt

CanAmPac issued two notes on May 8, 2006, pursuant to the Loan and Security Agreement (“Loan Agreement”). The proceeds under the Loan Agreement can be used by CanAmPac for its working capital needs, including letters of credit, to finance a business acquisition, to refinance existing debt, and for general business purposes. Substantially all of CanAmPac’s assets are pledged as collateral security under the Loan Agreement.

CanAmPac Revolving Line of Credit

The line of credit is available in an amount not to exceed $17,986. The interest rate is determined in accordance with a pricing grid which for the line of credit is calculated at the base rate, as defined, plus an applicable margin, as defined, and was 6.25% at June 30, 2007. Borrowings under the line of credit are subject to availability, as defined, as determined by a required borrowing base computation which considers eligible accounts receivable and inventory. CanAmPac is required to pay the outstanding principal amount of the line of credit, plus all accrued and unpaid interest, on the maturity date of May 8, 2010.

CanAmPac Term Debt

The term loan is available in a principal amount not to exceed $9,439. The interest rate for the term loan is calculated at an annual rate equal to the Canadian prime rate plus an applicable margin, as defined, and was 6.75% at June 30, 2007. The term loan facility requires equal monthly payments of principal of $65, plus all accrued interest on the principal amount then outstanding, with any remaining unpaid principal and interest due on May 8, 2010.

Future principal payments of debt at June 30, 2007, are as follows:

2007	$10,500
2008	8,217
2009	5,962
2010	2,183
2011	38,069
Thereafter	18,373
83,304
Unamortized discount on CanAmPac subordinated debt (based on 19.9% effective interest)	(1,377)
$81,927

Forest Resources LLC
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

NOTE 9—Commitments and Contingencies

The Company is from time to time involved in various types of litigation concerning claims arising in the ordinary course of its business. The Company does not believe that any pending or threatened litigation will have a material adverse effect on the Company’s results of operations, cash flows, or its financial condition.

NOTE 10—Related Party Transactions

The Company pays management, engineering, accounting, and building lease fees to Atlas Holdings LLC, Forest Investments LLC, The Hoffman Group Ltd., Friskney Warehouse, and an individual member, related parties through common ownership. The expense for these items was approximately $499 and $744 for the six month periods ended June 30, 2006 and 2007, respectively.

Atlas Industries Holdings LLC (“Atlas Industries”) is a related party through common affiliated ownership and is in the process of completing its public offering. The proceeds of the offering will be used to acquire the Company and reimburse the Company for its share of the public offering costs. Should the offering not be completed, Atlas Industries will not reimburse the Company for its costs. As of June 30, 2007, the Company has a receivable from Atlas Industries of $4,399 recorded in prepaid expenses and other current assets.

NOTE 11—Employee Benefit Plans

The Company has two separate defined-benefit retirement plans that cover certain of its hourly employees at its Joliet, Illinois facility and at its Napanee, Ontario facility.

The components of net periodic benefit cost (benefit) are as follows:

	Six month period ended June 30, 2006			Six month period ended June 30, 2007
	U.S.	Outside the U.S.	Total	U.S.	Outside the U.S.	Total
Net periodic cost (benefit):
Service cost	$43	$—	$43	$44	$—	$44
Interest cost	59	252	311	65	768	833
Expected return on plan assets	(62)	(358)	(420)	(60)	(1,120)	(1,180)
Net periodic pension cost (benefit)	$40	$(106)	$(66)	$49	$(352)	$(303)

The Company’s plan outside the United States, acquired as part of the purchase transaction of CanAmPac, as discussed further in NOTE 3—Business Combinations, is from the acquisition date of May 1, 2006 through the two month period ended June 30, 2006.

The Company did not make any contributions to its United States qualified plan in the six month periods ended June 30, 2006 or 2007. The Company contributed $244 and $524 to its plan outside the United States in the two month period ended June 30, 2006 and the six month period ended June 30, 2007, respectively.

NOTE 12—Restructuring Charge

In June 2007, during the course of the Company’s strategic review of its Ivex converting operations, the Company adopted a plan to close its facility in Monroeville, Ohio. Existing customers of the facility will be served from other Company locations and the majority of the facility’s machinery,

Forest Resources LLC
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

NOTE 12—Restructuring Charge (continued)

equipment, furniture and fixtures will be disposed of resulting in a charge of $1,508. The carrying value of the assets held for sale is $350.

In July 2007, the Company communicated its restructuring program to the facility’s approximately 45 regular employees. The Company expects to incur approximately $210 related to severance, outplacement, and other costs related to the closure of the facility.

NOTE 13—Comprehensive Income (Loss)

The components of comprehensive income (loss) are as follows:

	Six month periods ended
	June 30,
	2006	2007
Net income (loss)	$1,977	$(3,584)
Other comprehensive income:
Change in foreign currency translation	256	1,723
Comprehensive income (loss)	$2,233	$(1,861)

Forest Resources LLC
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

NOTE 14—Consolidating Balance Sheet and Statement of Operations

The following table presents a Consolidating Balance Sheet at June 30, 2007, with “Base Forest” comprised of all Company subsidiaries except for CanAmPac:

	June 30, 2007
	Base Forest	CanAmPac	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$7,430	$—	$—	$7,430
Trade accounts receivable, net	16,581	15,530	—	32,111
Accounts receivable, intercompany	55	—	(55)	—
Inventories	8,987	16,292	—	25,279
Prepaid expenses and other current assets	5,327	2,614	—	7,941
Total current assets	38,380	34,436	(55)	72,761
Debt service reserve fund	3,500	—	—	3,500
Property, plant and equipment, net	27,075	20,378	—	47,453
Other assets	5,797	2,925	—	8,722
Investments in affiliates	13,777	—	(13,777)	—
Total assets	$88,529	$57,739	$(13,832)	$132,436
Liabilities and members’ equity (deficit)
Current liabilities:
Accounts payable	$11,436	$6,406	$—	$17,842
Accounts payable, intercompany	(57)	112	(55)	—
Accrued liabilities	7,295	2,847	—	10,142
Revolving lines of credit	490	6,790	—	7,280
Current portion—long-term—related party	1,799	—	—	1,799
Current portion—long-term debt	589	832	—	1,421
Current portion—financing obligation	427	—	—	427
Current portion—capital lease obligations	—	1,901	—	1,901
Total current liabilities	21,979	18,888	(55)	40,812
Long-term debt	2,707	4,678	—	7,385
Long-term debt—related party	51,253	12,789	—	64,042
Long-term financing obligation	10,682	—	—	10,682
Capital lease obligations	—	3,781	—	3,781
Pension liabilities and other non-current liabilities	1,491	—	—	1,491
Total liabilities	88,112	40,136	(55)	128,193
Commitments and contingencies (Note 9)
Minority interests	—	4,595	—	4,595
Participating preferred units (1,000,000 authorized)
Series B ($20 par value, 200,000 units issued and outstanding)	19,658	—	—	19,658
Series C ($90 par value, 44,287 units issued and outstanding)	4,353	—	—	4,353
Members’ equity (deficit):
Common units (5,000,000 authorized, $10 par value, 211,105 units issued and outstanding)	(24,208)	12,256	(13,777)	(25,729)
Other comprehensive income (loss)	614	752	—	1,366
Total members’ equity (deficit)	(23,594)	13,008	(13,777)	(24,363)
Total liabilities and members’ equity (deficit)	$88,529	$57,739	$(13,832)	$132,436

Forest Resources LLC
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

NOTE 14—Consolidating Balance Sheet and Statement of Operations (continued)

The following table presents a Consolidating Statement of Operations for the six month periods ended June 30, 2006 and 2007:

	Six month period ended June 30, 2006			Six month period ended June 30, 2007
	Base Forest	CanAmPac**	Consolidated	Base Forest	CanAmPac	Consolidated
Net sales	79,204	$16,486	$95,690	$82,612	$47,990	$130,602
Cost of goods sold	64,288	14,114	78,402	68,164	40,198	108,362
Restructuring charge	—	—	—	1,508	—	1,508
Gross profit	14,916	2,372	17,288	12,940	7,792	20,732
Selling, general and administrative expenses	10,179	1,739	11,918	13,477	5,522	18,999
Income (loss) from operations	4,737	633	5,370	(537)	2,270	1,733
Other (income) expense:
Interest expense—related party	2,600	387	2,987	2,857	1,194	4,051
Interest expense	189	300	489	489	890	1,379
Interest income	(269)	—	(269)	(340)	—	(340)
Income (loss) before income taxes and minority interests	2,217	(54)	2,163	(3,543)	186	(3,357)
Provision for income taxes	126	—	126	148	55	203
Minority interests in consolidated subsidiaries	(118)	(13)	(131)	—	31	31
Income (loss) from continuing operations	2,209	(41)	2,168	(3,691)	100	(3,591)
Income (loss) from discontinued operations	(191)	—	(191)	7	—	7
Net income (loss)	$2,018	$(41)	$1,977	$(3,684)	$100	$(3,584)

**             CanAmPac Statement of Operations is from the acquisition date of May 1, 2006 through the two month period ended June 30, 2006 as discussed further in NOTE 3—Business Combinations.

Capital Equipment Resources LLC
Consolidated Financial Statements

Report of Independent Auditors

The Board of Managers
Capital Equipment Resources LLC

We have audited the accompanying consolidated balance sheet of Capital Equipment Resources LLC as of December 31, 2006, and the related consolidated statements of operations, cash flows, and members’ equity and comprehensive income for the period from June 5, 2006 through December 31, 2006 and the consolidated statements of operations and cash flows of Pangborn Corporation for the period January 1, 2006 through June 4, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital Equipment Resources LLC at December 31, 2006, and the consolidated results of its operations and its cash flows for the period June 5, 2006 through December 31, 2006 and for the consolidated results of operations and cash flows of Pangborn Corporation from January 1, 2006 through June 4, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Indianapolis, Indiana
March 27, 2007

Capital Equipment Resources LLC
Consolidated Financial Statements
Consolidated Balance Sheet

Capital Equipment Resources LLC (Successor)
December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$1,237
Trade accounts receivable, net	3,817
Inventories	1,658
Prepaid expenses and other	292
Deferred tax assets	272
Total current assets	7,276
Property, plant and equipment, net	3,624
Goodwill	5,195
Intangible assets, net	5,107
Debt issuance costs	802
Other assets	102
Total assets	$22,106
Liabilities and members’ equity
Current liabilities:
Accounts payable	$3,466
Accrued liabilities	1,337
Current portion—long-term debt	167
Customer advances and deferred revenue	1,529
Total current liabilities	6,499
Long-term debt	2,250
Long-term debt—related party	7,601
Deferred tax liability	2,092
Pension and other post-retirement benefits	1,625
Total liabilities	20,067
Commitments and contingencies (see NOTE 15)
Members’ equity:
Series A Preferred Units (no par value, 40,000 authorized, 20,000 issued and outstanding)	1,993
Common Units (no par value, 20,000 authorized, 8,593 issued and outstanding)	14
Member contribution receivable	(85)
Accumulated earnings	111
Other accumulated comprehensive income	6
Total members’ equity	2,039
Total liabilities and members’ equity	$22,106

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Capital Equipment Resources LLC
Consolidated Financial Statements
Consolidated Statements of Operations

	Pangborn Corporation (Predecessor)	Capital Equipment Resources LLC (Successor)
	January 1, 2006 through June 4, 2006	June 5, 2006 through December 31, 2006
Revenues	$10,674	$19,158
Cost of goods sold	5,486	11,097
Gross profit	5,188	8,061
Operating expenses:
Selling, general and administrative expenses	3,958	5,689
Management fees—related party	—	174
Depreciation and amortization	151	794
Total operating expenses	4,109	6,657
Income from operations	1,079	1,404
Other expenses:
Interest expense—related party	—	646
Interest expense	142	229
Income before income taxes	937	529
Provision for income taxes	334	325
Net income	$603	$204

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Capital Equipment Resources LLC
Consolidated Financial Statements
Consolidated Statements of Cash Flows

	Pangborn Corporation (Predecessor)	Capital Equipment Resources LLC (Successor)
	January 1, 2006 through June 4, 2006	June 5, 2006 through December 31, 2006
Operating activities:
Net income	$603	$204
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	135	101
Amortization	16	693
Amortization of deferred financing costs	34	119
Provision for bad debts	15	28
Equity-based compensation	—	7
Non-cash interest expense	—	101
Deferred income taxes	404	(144)
Changes in operating assets and liabilities, excluding the effects of the acquisition:
(Increase) decrease in accounts receivable	(245)	(266)
(Increase) decrease in inventories	(161)	609
(Increase) decrease in prepaid expenses and other	135	(204)
Increase (decrease) in accounts payable and accrued liabilities	(975)	1,286
Increase (decrease) in customer advances and deferred revenue	1,218	(576)
Increase (decrease) in other liabilities	(378)	(466)
Net cash provided by operating activities	801	1,492
Investing activities:
Acquisition of Pangborn, net of cash acquired	—	(11,984)
Capital expenditures	(130)	(174)
Net cash used in investing activities	(130)	(12,158)
Financing activities:
Cash contributions for issuance of preferred and common units	—	1,740
Proceeds from long-term debt	—	2,500
Proceeds from long-term debt related party	—	7,500
Proceeds from member contribution receivable	—	15
Net payments on revolving line of credit	(324)	—
Net payments on long-term debt	(270)	(83)
Distributions to participating unit holders	—	(93)
Net cash provided by (used in) financing activities	(594)	11,579
Effects of exchange rate changes on cash	10	6
Net increase in cash and cash equivalents	87	919
Cash and cash equivalents at beginning of period	54	318
Cash and cash equivalents at end of period	$141	$1,237
Supplemental disclosures of cash flow information:
Total cash paid during the period for interest	$107	$479
Cash paid during the period for interest to related parties	$—	$347
Cash paid for income taxes	$274	$754

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Capital Equipment Resources LLC
Consolidated Financial Statements
Consolidated Statement of Changes in Members’ Equity and Comprehensive Income

	Series A Preferred Units		Common Units		Accumulated	Total members’	Accumulated other comprehensive
	Units	Amounts	Units	Amounts	earnings	equity	income
Balance at June 5, 2006	—	$—	—	$—	$—	$—
Net income	—	—	—	—	204	204
Cumulative translation adjustment	—	—	—	—	6	6	$ 6
Comprehensive income	—	—	—	—	210	210
Issuance of preferred units	20,000	1,993	—	—	—	1,993
Issuance of common units	—	—	6,667	7	—	7
Member contribution receivable	—	(85)	—	—	—	(85)
Restricted common units granted	—	—	1,926	7	—	7
Distributions paid	—	—	—	—	(93)	(93)
Balance at December 31, 2006	20,000	$1,908	8,593	$14	$117	$2,039	$6

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements

All dollar amounts in thousands unless otherwise indicated.

NOTE 1—Nature of Business

Capital Equipment Resources LLC (“CE Resources”), through its two subsidiaries, Pangborn Holdings, Inc. (“Pangborn Holdings”) and Pangborn Limited (“Pangborn Ltd.”), designs, markets, distributes and services shot blast machines, dust collectors and related products primarily for metal and metalworking industries in North America and Europe. Pangborn Corporation (“Pangborn”), a subsidiary of Pangborn Holdings, was formed in 1904 and participates in the surface equipment preparation and aftermarket industry. From the design of equipment, to the services and products required to install, maintain and operate blast machines, CE Resources provides a wide array of engineered products and tailored services marketed under the “Pangborn” name. CE Resources’ North American and European operations are headquartered in Hagerstown, Maryland, with distribution and service centers in Georgetown, South Carolina, Chester, England, and Istanbul, Turkey.

NOTE 2—Background, Organization and Business Combination

CE Resources was chartered as a limited liability company on May 5, 2006 pursuant to the Delaware Limited Liability Company Act. On June 5, 2006, CE Resources was capitalized with $2,000 in equity contributions in exchange for 20,000 Series A Preferred Units (“Preferred Units”) and 6,667 common units (“Common Units”). On June 5, 2006, through an intermediary company, CE Resources acquired the capital stock of Pangborn Holdings, the parent of Pangborn and its subsidiary, Pangborn UK Limited (“Pangborn UK”). Prior to the purchase transaction on June 5, 2006, Pangborn Holdings had no activity other than equity transactions. The total purchase price to the owners of Pangborn Holdings including transaction costs and assumed liabilities was $21,845. The transaction was financed by CE Resources as follows:

Sources of funds:
Issuance of CE Resources preferred units	$1,740
Bank term loan	2,500
Senior subordinated notes (related party)	5,000
Junior subordinated notes (related party)	2,500
Revolving line of credit	244
$11,984

Uses of funds:
Cash purchase price for Pangborn	$7,979
Transaction fees and closing costs	1,778
Payoff existing Pangborn debt	1,950
Working capital escrow	100
Excess cash	177
$11,984

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 2—Background, Organization and Business Combination (continued)

The acquisition was accounted for as a purchase transaction in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. The purchase price was allocated to the underlying assets, liabilities and identifiable intangible assets based upon their respective fair values; the excess of purchase price over fair value resulted in goodwill of $5,195. The following table presents a summary of the purchase transaction:

Purchase price:
Pangborn purchase price	$10,057
Management equity rollover	160
Direct costs of the acquisition	2,426
Assumed liabilities	9,202
$21,845

Purchase accounting:
Fair value of assets acquired:
Cash	$141
Accounts receivable	3,579
Inventories	2,267
Property, plant and equipment	3,551
Identifiable intangible assets	5,800
Deferred financing costs	921
Other	391
16,650
Goodwill	5,195
$21,845

In conjunction with the transaction, CE Resources was required to provide a $100 working capital escrow to be adjusted based on actual working capital at the time of the purchase. Subsequently in 2006, the contingent obligations were determined to be $28 and the balance of the escrow was refunded to CE Resources and the escrow was canceled.

Also in conjunction with this acquisition, CE Resources paid certain of its members $1,134 in transaction fees, closing costs, and reimbursement of expenses which were directly related to the acquisition.

Formation of Pangborn Limited

In August 2006, CE Resources formed Pangborn Ltd. as a wholly-owned subsidiary based in the United Kingdom. Substantially all of the assets of Pangborn UK were transferred to Pangborn Ltd. on November 30, 2006.

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 3—Summary of Significant Accounting Policies

The significant accounting policies summarized below include those of both the Predecessor and the Successor, as defined below, unless otherwise noted.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are presented in accordance with generally accepted accounting principles (“GAAP”) in the United States. The operating activities of CE Resources commenced with the purchase of Pangborn Holdings on June 5, 2006 and, as such, the accounts presented thereafter are under CE Resources’ management and capital structure and are labeled as “Successor”. The financial statements of Pangborn Holdings prior to June 5, 2006 are presented as the “Predecessor” under Pangborn Holdings’ ownership, management, and capital structure. Due to the application of purchase accounting in conjunction with the Pangborn Holdings acquisition, certain accounts of the Predecessor and Successor accounts are not comparable which primarily include depreciation and amortization expense, interest expense, dividends, and capital structure. The black line separating the periods is used to highlight the lack of comparability.

The Successor consolidated financial statements include all of the accounts of CE Resources and its wholly-owned subsidiaries, Pangborn Ltd. and Pangborn Holdings and its wholly-owned subsidiary Pangborn, and its wholly-owned subsidiary, Pangborn UK. The Predecessor financial statements include all of the accounts of Pangborn, including its wholly-owned subsidiary, Pangborn UK. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are adjusted to reflect actual experience when necessary. Significant estimates and assumptions affect many items in the financial statements, for example: allowance for doubtful trade receivables, reserve for cash discounts, warranty reserves, inventory reserves, accrued liabilities, income tax liabilities and assets and related valuation allowances, asset impairments, valuations of goodwill and other intangible assets, employee benefit plan liabilities, value of equity-based awards, contingencies, litigation, and incentives. Pangborn bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time. Estimates and assumptions are also used to establish the useful lives of depreciable tangible and certain intangible assets. Actual results could differ from estimates under different assumptions and conditions, and such results may affect income, financial position, or cash flows.

Financial Instruments

CE Resources’ financial instruments include cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. The recorded values of long-term debt approximate their fair values, as interest approximates market rates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as all demand deposits and short-term investments with original maturities of 90 days or less.

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 3—Summary of Significant Accounting Policies (continued)

Trade Accounts Receivable

Trade accounts receivable are stated at amounts believed by management to be the net realizable value. Credit is extended to customers based on an evaluation of credit reports, payment practices and, in most cases, financial condition. Pangborn provides for doubtful accounts based upon past history and considers economic circumstances surrounding particular customers. Pangborn writes off accounts receivable when it becomes apparent the amounts will not be collected. The allowance for doubtful accounts was $70 at December 31, 2006. Pangborn does not accrue interest on past due receivables. Accounts receivable are considered past due when payment has not been received within the standard payment terms.

Inventories

Effective January 1, 2006, Pangborn elected to change its method of valuing its inventory to the first-in, first-out basis (“FIFO”) method from the last-in, first-out basis (“LIFO”) method. Pangborn believes that the FIFO method of inventory valuation is preferable because the costs of Pangborn’s inventories have remained fairly level during the past several years which has substantially negated the financial reporting benefits of the LIFO method. The impact of the change from LIFO to FIFO did not change the carrying value of inventory at January 1, 2006.

Inventories are stated at the lower of cost or market and include all costs directly associated with the procurement process including materials, labor and freight in.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. When property, plant and equipment is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is credited or charged to operations. Improvements and replacements of assets are capitalized while maintenance costs are expensed.

Depreciation is provided at rates based on the estimated useful lives of the assets using the straight-line method as follows:

Years
Buildings and improvements	30 or life of improvement, whichever is less
Machinery and equipment	2 – 20

Goodwill

Goodwill represents the excess purchase price over fair value of net assets acquired and liabilities assumed in a business combination. Goodwill is not subject to amortization but assessed for impairment annually using a fair value approach based on projected discounted cash flows in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill is considered impaired and a loss is recognized when its carrying value exceeds its implied fair value. At December 31, 2006, no events have been identified that would indicate an impairment of the value of goodwill recorded in the accompanying consolidated financial statements.

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 3—Summary of Significant Accounting Policies (continued)

Identifiable Intangible Assets

Identifiable intangible assets acquired in conjunction with transactions are stated at fair value and are amortized over their estimated useful life. CE Resources’ primary intangible assets as of December 31, 2006 are for the Pangborn trade name, intellectual property, and customer relationships. The Pangborn trade name has an indefinite life and, therefore, is not amortized. Intellectual property and customer relationships are amortized over a period of seven years.

Debt Issuance Costs

Debt issuance costs are capitalized and amortized utilizing the straight line method, which approximates the effective interest rate method, over the term of the respective debt instrument. Accumulated amortization was $119 as of December 31, 2006.

Product Warranty Claims

Provision for warranty claims is made for products when sold based upon estimates derived from historical claim data. The reserve for warranty claims is included as a component of accrued liabilities. The changes in the product warranty liability for the periods January 1, 2006 through June 4, 2006 (“Predecessor Stub Period 2006”) and June 5, 2006 through December 31, 2006 (“Successor Stub Period 2006”) are as follows:

	January 1, 2006 through June 4, 2006	June 5, 2006 through December 31, 2006
Balance at beginning of period	$240	$244
Payments made	(75)	(137)
Provisions	79	230
Balance at end of period	$244	$337

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the balance sheet date, and the statements of operations are translated at average exchange rates for the period. Translation gains and losses are recorded as a component of accumulated other comprehensive income (loss) in members’ equity.

Impairment of Long-Lived Assets

CE Resources examines the carrying value of its long-lived assets, including identifiable intangible assets, to determine whether there are any potential impairment losses in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If indicators of impairment were present for assets used in operations and undiscounted future cash flows were not expected to be sufficient to recover the assets’ carrying amount, an impairment loss would be charged to expense in the period identified. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. No events have been identified that would indicate an impairment of the value of any assets recorded in the accompanying consolidated financial statements.

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 3—Summary of Significant Accounting Policies (continued)

Income Taxes

CE Resources is treated as a partnership for United States federal and state income tax purposes. Accordingly, no provision has been made for United States federal or state income taxes since CE Resources’ net income or loss (subject to certain limitations) is allocated directly to its members.

Pangborn, a wholly-owned subsidiary of Pangborn Holdings, which itself is a wholly-owned subsidiary of CE Resources, is treated as a C Corporation for United States federal and state income tax purposes; accordingly, a provision has been made for federal and state income tax purposes at the Pangborn subsidiary. Income taxes are accounted for under the asset and liability method. Deferred taxes that arise reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The major temporary differences that give rise to the deferred tax assets and liabilities are depreciation expense, amortization expense, and pension obligations. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue Recognition

CE Resources recognizes revenue, including amounts billed to customers for shipping and handling costs, when persuasive evidence of an arrangement exists, delivery has occurred, the sales price or fee is fixed or determinable, and collectibility is probable. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met. Provisions for discounts and returns and other adjustments are reflected as a reduction of revenue in the period the related sales are recorded.

Shipping and Handling Costs

In accordance with the provisions of Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, CE Resources records outward freight, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of its distribution network in cost of goods sold.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $136 and $155 for the Predecessor Stub Period 2006 and Successor Stub Period 2006, respectively.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS No. 158”). SFAS No. 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. This statement is effective

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 3—Summary of Significant Accounting Policies (continued)

for financial statements of nonpublic entities as of the end of fiscal years ending after June 15, 2007. CE Resources is currently evaluating the impact of SFAS No. 158 on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. CE Resources does not expect the adoption of SFAS No. 157 to have a significant impact on the consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires financial statement recognition of the impact of a tax position, if that position is more likely than not to be sustained on examination, based on the technical merits of the position. The provisions of FIN 48 will be effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. CE Resources is currently evaluating the impact of FIN 48 on the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R (revised 2004), Share-Based Payment (“SFAS No. 123R”), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements and also requires considerable judgment by management in developing key assumptions and judgments about future events for use in a share-based payment valuation model. The compensation costs will then be recognized in the statement of operations over the service period. SFAS No. 123R became effective for Pangborn on January 1, 2006. The adoption of SFAS No. 123R did not have a material impact on the consolidated financial statements.

NOTE 4—Inventories

Inventories by component are as follows:

December 31, 2006
Raw materials	$18
Work-in-process	80
Finished goods	1,560
$1,658

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 5—Property, Plant and Equipment

Property, plant and equipment by component are as follows:

December 31, 2006
Land and land improvements	$750
Buildings	2,450
Machinery and equipment	411
Construction-in-progress	114
3,725
Less accumulated depreciation	(101)
$3,624

NOTE 6—Identifiable Intangible Assets

Intangible assets recorded at Pangborn are amortized using the straight-line method over their estimated useful lives, with amortization periods of seven years for customer relationships, three months for backlog, and seven years for intellectual property and process know-how. In addition, Pangborn has recorded an intangible asset for the Pangborn trade name which has an indefinite life and, therefore, is not amortized.

The following table presents the components of identifiable intangible assets and related accumulated amortization:

	December 31, 2006
	Gross carrying amount	Accumulated amortization	Net
Customer relationships	$3,200	$(260)	$2,940
Backlog	400	(400)	—
Intellectual property and process know-how	400	(33)	367
Trade name	1,800	—	1,800
	$5,800	$(693)	$5,107

Amortization expense for each of the next five years ending December 31, 2007 through 2011 is estimated to be approximately $514.

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 7—Debt

Borrowings under long-term debt arrangements consist of the following:

December 31, 2006
Notes due affiliates (related party):
13.5% Senior Subordinated Notes due June 5, 2012	$5,000
14.0% Junior Subordinated Notes due June 1, 2013	2,601
7,601
Other debt:
Revolving line of credit	—
Bank Note	2,417
10,018
Less current maturities	(167)
Long-term portion	$9,851

The following sections describe the debt instruments.

13.5% Senior Subordinated Notes

On June 5, 2006, Pangborn Holdings, Pangborn, and Pangborn UK, collectively referred to as the “Pangborn Companies”, secured $5,000 of senior secured subordinated notes (“Senior Subordinated Notes”) from a member of CE Resources that are due in full on June 5, 2012. The Pangborn Companies are required to make quarterly interest payments in arrears at the annual rate of 13.5%. The Senior Subordinated Notes are secured by a second priority lien, after the senior lender and secured interest by lenders in direct equipment financings, on substantially all of the assets of the Pangborn Companies. The Senior Subordinated Notes contain covenants that, among other requirements, include limitations on capital expenditures, additional indebtedness, sale of certain assets, distributions, and management fees, contain minimum debt service coverage requirements, and require the Pangborn Companies to maintain excess availability, as defined in the Senior Subordinated Note purchase agreement, of not less than $450. The Pangborn Companies, at their option, can prepay all or any portion of the principal, with a minimum of at least $100, by paying an amount equal to the redemption price as presented in the following table, together with interest accrued:

Period	Optional redemption price
June 5, 2006 through June 4, 2007	105.0%
June 5, 2007 through June 4, 2008	104.0
June 5, 2008 through June 4, 2009	103.0
June 5, 2009 and thereafter	100.0

14.0% Junior Subordinated Notes

On June 5, 2006, the Pangborn Companies issued $2,500 of junior subordinated notes (“Junior Subordinated Notes”) due June 1, 2013 to members of CE Resources. The Junior Subordinated Notes carry a 14.0% interest rate. Beginning June 30, 2006 and on the last day of each calendar quarter thereafter, one-half of interest is payable in cash and one-half is payable either in cash or through the

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 7—Debt (continued)

issuance of additional Junior Subordinated Notes, “paid-in kind”, with the same terms. As of December 31, 2006, additional notes in the amount of $101 were issued in lieu of cash payment of interest. The Pangborn Companies, at their option, can prepay all or any portion of the principal, with a minimum of at least $100, by paying an amount equal to the redemption price as presented in the following table, together with interest accrued:

Period	Optional redemption price
June 5, 2006 through June 4, 2007	105.0%
June 5, 2007 through June 4, 2008	104.0
June 5, 2008 through June 4, 2009	103.0
June 5, 2009 and thereafter	100.0

The Junior Subordinated Notes are secured by the assets of the Pangborn Companies but are subordinate to (i) the senior Revolver and Bank Note as described below, and (ii) the Senior Subordinated Notes as described above. The Junior Subordinated Notes contain covenants that, among other requirements, include limitations on capital expenditures, additional indebtedness, sale of certain assets, distributions, and management fees, and contain minimum fixed charge coverage requirements.

Revolving Line of Credit

Effective June 5, 2006, the Pangborn Companies have a revolving credit agreement, as amended, (the “Revolver”) with a bank with a maturity date of June 5, 2009. On October 27, 2006, this agreement was amended to override the provisions of the initial agreement regarding Pangborn UK, effectively deleting Pangborn UK from the agreement. Total borrowings are limited to the lesser of $5,000 or the sum of (i) 85% of eligible accounts receivable and (ii) 60% of eligible inventory not to exceed $1,500 and (iii) such reserves as the lender elects in reasonable discretion. Interest is due monthly at the bank’s prime rate (8.25% at December 31, 2006). A portion or the entire Revolver can be converted to LIBOR plus 250 basis points, subject to certain limitations. The Revolver is secured by substantially all of the assets of the Pangborn Companies. The Revolver contains covenants that, among other requirements, require the maintenance of a minimum debt service coverage ratio and limit capital expenditures, capital leases, operating leases, distributions to members and management fees. As of December 31, 2006, there was no outstanding balance under the Revolver.

The Revolver, as amended on August 11, 2006, also allows the Pangborn Companies to issue up to $2,000 of letters of credit at any one time, which reduces the available borrowings, as defined in the Revolver agreement. There was one outstanding letter of credit in the amount of $1,071 as of December 31, 2006.

The Pangborn Companies pay an unused line fee of 0.50% of the difference between the maximum revolving loan limit, as defined in the Revolver agreement, and $5,000, with certain exceptions, and the average daily balance of the Revolver and the letter of credit obligations, as defined in the Revolver agreement. Additionally, under the Revolver, the Pangborn Companies are required to maintain “excess availability”, as defined in the Revolver, of $500.

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 7—Debt (continued)

Bank Note

The Pangborn Companies have a term note of $2,500 (“Bank Note”) payable to a bank in monthly installments of $14 due on the first of each month, beginning July 1, 2006, with a maturity date of June 5, 2009. The Pangborn Companies are required to make interest payments on the same dates as the principal payments at the bank’s prime rate plus 25 basis points (8.50% at December 31, 2006). A portion or all of Bank Note can be converted to LIBOR plus 275 basis points, subject to certain limitations. Bank Note is secured by substantially all of the assets of the Pangborn Companies and operates under the same master loan agreement as the Revolver dated June 5, 2006, as amended.

Maturities of Long-term Debt

Future principal payments of debt at December 31, 2006, are as follows:

	Revolver	Bank Note	Senior Notes	Junior Notes	Total
2007	$—	$167	$—	$—	$167
2008	—	167	—	—	167
2009	—	2,083	—	—	2,083
2010	—	—	—	—	—
2011	—	—	—	—	—
Thereafter	—	—	5,000	2,601	7,601
Total	$—	$2,417	$5,000	$2,601	$10,018

NOTE 8—Income Taxes

Provision for income taxes consists of the following:

	January 1, 2006 through June 4, 2006	June 5, 2006 through December 31, 2006
	(Predecessor)	(Successor)
Current:
Federal	$157	$395
State	76	73
	233	468
Deferred:
Federal	85	(127)
State	16	(16)
	101	(143)
Provision for income taxes	$334	$325

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 8—Income Taxes (continued)

A reconciliation between reported income tax expense and the amount which would have resulted from applying the domestic federal statutory tax rate of 34% to pretax income for the Predecessor Stub Period 2006 and the Successor Stub Period 2006 is as follows:

	January 1, 2006 through June 4, 2006	June 5, 2006 through December 31, 2006
	(Predecessor)	(Successor)
Federal tax at statutory rates	$319	$177
Non-deductible acquisition costs	4	95
State taxes, net of federal tax benefit	66	33
Other	(55)	20
Provision for income taxes	$334	$325

The following table summarizes components of deferred tax assets and liabilities:

December 31, 2006
Deferred tax assets:
Receivables	$27
Inventory	57
Accrued warranty costs	128
Other accrued expenses	51
UK net operating loss carryforward	604
Pension benefits	553
Postretirement benefits	65
1,485
Deferred tax liabilities:
Property, plant and equipment	(826)
Intangibles	(1,875)
(2,701)
Valuation allowance	(604)
Net deferred tax liability	$(1,820)

Net operating loss carryforwards related to Pangborn UK were $1,714 as of December 31, 2006. For UK tax purposes, tax losses can be carried forward indefinitely against profits arising from the same trade.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is based on consideration of available evidence, including projections of future profitability and other factors. Based on consideration of the above factors, management believes a full valuation allowance of $604 is required at December 31, 2006, against Pangborn UK’s net operating loss carryforwards.

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 9—Members’ Equity

No member shall be personally liable for any debts, liabilities, or obligations of CE Resources beyond such member’s capital contributions. The agreement of the members is perpetual, unless it is dissolved or terminated by the members. Distributions include all payments made to members except for reimbursements made in the normal course of business.

A Board of Managers, consisting of five persons (“Managers”), was initially appointed by the members of CE Resources and manages the business and affairs of CE Resources. No member or Manager is liable for the debts, obligations or liabilities of CE Resources or any other member solely by reason of being a member or acting as a Manager. Preferred Unit holders and the Common Unit holders have the right to designate and elect the Managers. Generally, holders of Preferred Units and the Common Units have one vote per unit on matters as specified in the Amended and Restated Limited Liability Company Agreement (“LLC Agreement”).

Series A Preferred Units and Common Units

The LLC Agreement dated June 5, 2006 authorized CE Resources to issue up to 40,000 Preferred Units and 20,000 Common Units. On June 5, 2006, CE Resources was capitalized with $2,000 for the issuance of 20,000 Preferred Units and 6,667 Common Units. An additional 1,926 restricted common units were issued during 2006 to executive management (see NOTE 14 for additional details).

The Preferred Units have a 7% cumulative preferred return per year, payable quarterly on a calendar year basis. CE Resources may, at its discretion, defer payment, in which case the cumulative rate is 9%. CE Resources has a preferred return liability payable of $35 as of December 31, 2006. In addition, the Preferred Units have an undistributed liquidation preference equal to $100 per unit, plus any accrued but unpaid preferred returns less distributions as defined in the LLC Agreement. As of December 31, 2006, the undistributed liquidation preference is $2,000 for Preferred Units.

With the exception of the cumulative preferred return and the liquidation preference, the characteristics of the Preferred Units and the Common Units are the same.

Other

During the five-year period commencing upon the earliest of: 1) the sixth anniversary of the LLC Agreement, 2) any payment default, 3) a sale of substantial assets, 4) a change of control or 5) an initial public offering, the senior subordinated note holder, a member of CE Resources, may demand that CE Resources purchase all or any portion of its Preferred Units at fair market value under the put right in the LLC Agreement. During the five-year period commencing upon the sixth anniversary of the LLC Agreement, CE Resources may require that the senior subordinated note holder sell all (but not less than all) of the Preferred Units at fair market value under the call right in the LLC Agreement.

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 10—Operating Leases

CE Resources leases machine shop, warehouse facilities and equipment under noncancelable operating leases which expire at various dates through 2009. These leases are subject to escalation for increases in real estate taxes and other expenses.

Future minimum lease payments for noncancelable operating leases as of December 31, 2006 are as follows:

2007	$143
2008	24
2009	6
2010 and thereafter	—
Total minimum lease payments	$173

Rent expense charged to operations was $81 and $114 for the Predecessor Stub Period 2006 and the Successor Stub Period 2006, respectively.

NOTE 11—Related Party Transactions

Management and Transaction Fees

For the Successor Stub Period 2006, CE Resources, through its wholly-owned subsidiary Pangborn, pays one of its members, Atlas Holdings LLC (“Atlas Holdings”), a management fee. In the Successor Stub Period 2006, management fees of $174 were recorded by Pangborn. As of December 31, 2006, Pangborn had accrued $40 to Atlas Holdings for reimbursement of expenses Atlas Holdings paid on behalf of Pangborn. In connection with the acquisition of Pangborn Holdings and its financing, the Pangborn Companies paid $741 in transaction fees and reimbursement of expenses to Atlas Holdings. In connection with the acquisition of Pangborn Holdings and its financing, the Pangborn Companies paid $150 in transaction fees to a member of CE Resources.

On June 5, 2006, the Pangborn Companies issued $5,000 in Senior Subordinated Notes to Calvert Street Capital Partners, a member of CE Resources, described in NOTE 7. In connection with these Senior Subordinated Notes, the Pangborn Companies paid $164 in transaction fees and reimbursement of expenses to Calvert Street Capital Partners.

On June 5, 2006, the Pangborn Companies issued $2,500 in Junior Subordinated Notes to certain members of CE Resources, described in NOTE 7. In connection with these Junior Subordinated Notes, the Pangborn Companies paid $79 in transaction fees and reimbursement of expenses to the issuers of the Junior Subordinated Notes, who are all members of CE Resources.

Member Contribution Receivable

As of December 31, 2006, Pangborn had $85 in notes receivable due from three executives of Pangborn, who are also members of CE Resources. The notes accrue interest at the greater of 4.99% or the rate sufficient to satisfy the requirements of Section 7872 of the Internal Revenue Code of 1986 (as amended), which is payable annually beginning June 1, 2007. The notes mature on June 1, 2010, and are secured by the Preferred Units owned by the individuals.

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 12—Employee Benefit Plans

Defined-Benefit Plans

Substantially all of Pangborn’s employees participated in either the salaried or hourly rated defined-benefit pension plans (the “Benefit Plans”). The Benefit Plans were frozen in March 2000, and no further benefits accrue to participants. The hourly plan does not have any active participants.

Benefits under the Benefit Plans are based on average compensation and years of service for salary employees and years of service for hourly employees. The Benefit Plans are funded annually, although not necessarily in an amount equal to the recorded pension expense.

The following tables set forth the changes in benefit obligation and fair value of plan assets, the funded status of the Benefit Plans, the amounts recognized in CE Resources’ consolidated balance sheet, and the principal weighted-average assumptions used:

	December 31, 2006
	Hourly	Salary
Change in projected benefit obligation:
Projected benefit obligation at June 5, 2006	$5,250	$4,561
Service cost	—	—
Interest cost	194	170
Actuarial (gain) loss	44	(62)
Benefits paid	(240)	(130)
Projected benefit obligation at December 31, 2006	$5,248	$4,539
Change in plan assets:
Fair value of plan assets at June 5, 2006	$4,504	$3,570
Employer contributions	125	125
Actual return on plan assets	400	305
Benefits paid	(240)	(130)
Fair value of plan assets at December 31, 2006	$4,789	$3,870
Net amount recognized:
Funded status	$(459)	$(669)
Unrecognized net actuarial gain	(136)	(190)
Net amount recognized as accrued pension cost	$(595)	$(859)
Accumulated benefit obligation at December 31, 2006	$5,248	$4,539
Weighted-average assumptions:	%	%
Discount rate	6.50	6.50
Expected return on plan assets	8.50	8.50

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 12—Employee Benefit Plans (continued)

The components of net periodic pension cost are as follows:

	January 1, 2006 through June 4, 2006		June 5, 2006 through December 31, 2006
	(Predecessor)		(Successor)
	Hourly	Salary	Hourly	Salary
Net periodic benefit cost (benefit):
Interest cost	$135	$117	$194	$170
Expected return on plan assets	(157)	(126)	(220)	(177)
Amortization of actuarial loss	57	106	—	—
Net periodic pension cost (benefit)	$35	$97	$(26)	$(7)
Weighted-average assumptions used to determine net periodic pension cost:	%	%	%	%
Discount rate	5.75	5.75	6.50	6.50
Expected return on plan assets	8.50	8.50	8.50	8.50
Measurement date	May 31	May 31	December 31	December 31

Determination of Expected Long-term Rate of Return

The expected long-term rate of return for the plan’s total assets is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based on the average rate of return over the last ten years, combined with current market rates. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges (45% to 50% debt and 50% to 55% equity) for asset allocations are determined by matching the actuarial projections of the Benefit Plans’ future liabilities taking into account investment return volatility and correlations across asset classes. Investment risk is carefully controlled with assets rebalanced to target allocations on a periodic basis and continual monitoring of performance. The weighted-average asset allocation of plan assets is as follows:

	December 31, 2006
	Hourly	Salary
Equity securities	51.9%	51.8%
Debt securities	48.0	47.9
Other	0.1	0.3
	100.0%	100.0%

Investment Policy and Strategy

Pangborn’s policy is to fund, at a minimum, amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan assets are to be administered by an independent trustee.

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 12—Employee Benefit Plans (continued)

Contributions to the plans are expected to be $200 in 2007. Expected benefit payments to participants during the next ten years ending December 31 are as follows:

	Expected benefit payments
	Hourly	Salary
2007	$422	$333
2008	435	333
2009	448	333
2010	461	333
2011	475	333
2012 – 2016	2,599	1,663
Total	$4,840	$3,328

The expected benefit payments are based on the same assumptions used to measure the Benefit Plans’ obligations at December 31, 2006.

Defined-Contribution Plan

Pangborn sponsors a noncontributory 401(k) profit-sharing and contributory defined-contribution plan covering substantially all eligible employees, as defined. Pangborn’s profit-sharing contributions into the employee’s 401(k) account are based upon meeting or exceeding annual EBITDA targets. If the minimum EBITDA target is reached or exceeded, payments can vary from 2% to 4% of annual salary of eligible employees depending upon actual EBITDA. Participants may make voluntary salary deferral contributions to the plan of up to 17% of regular base pay (subject to any legal limitations). Pangborn makes matching contributions of 100% of up to 2% of eligible wages. Plan expense of $66 and $106 was recorded for the Predecessor Stub Period 2006 and the Successor Stub Period 2006, respectively.

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 13—Postretirement Benefits Other Than Pensions

Pangborn sponsors a postretirement life and health care plan for all hourly retirees who have met certain eligibility requirements and retired prior to February 1, 2001. Active employees are not eligible to participate in this plan upon retirement. This plan is contributory, with retiree contributions that are adjustable annually based on various factors, some of which are discretionary. The plan is unfunded.

The following tables set forth the changes in benefit obligation, the funded status of the postretirement plan, the amounts recognized in CE Resources’ consolidated balance sheet, and the principal weighted-average assumptions used:

December 31, 2006
Change in projected benefit obligation:
Project benefit obligation at June 5, 2006	$194
Interest cost	6
Actuarial loss	76
Benefits paid	(30)
Projected benefit obligation at December 31, 2006	$246
Net amount recognized:
Funded status	$(246)
Unrecognized net actuarial loss	75
Net amount recognized as accrued postretirement benefit cost	$(171)
Accumulated benefit obligation at December 31, 2006	$246
Weighted-average assumptions:	%
Discount rate	5.50
Rate of increase in per capita health care costs	5.00

The components of net periodic postretirement benefit cost are as follows:

	January 1, 2006 through June 4, 2006	June 5, 2006 through December 31, 2006
	(Predecessor)	(Successor)
Net periodic benefit cost:
Interest cost	$4	$6
Amortization of actuarial loss	2	—
Net periodic pension cost	$6	$6
Weighted-average assumption used to determine net periodic pension cost:	%	%
Discount rate	5.50	5.50
Measurement date	May 31	December 31

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 13—Postretirement Benefits Other Than Pensions (continued)

Expected benefit payments to participants during the next ten years ending December 31 are as follows:

Expected benefit payments
2007	$34
2008	24
2009	24
2010	24
2011	24
2012 – 2016	108
Total	$238

The expected benefit payments are based on the same assumptions used to measure Pangborn’s benefit obligation as of December 31, 2006.

NOTE 14—Equity Incentive Plan

On June 5, 2006, CE Resources adopted the 2006 Equity Incentive Plan (the “Incentive Plan”). The Incentive Plan permits the granting of (i) options to purchase Common Units of CE Resources, (ii) restricted and unrestricted Common Units of CE Resources or (iii) unit appreciation rights (collectively, the “Grants”) to managers, officers, directors and key employees of CE Resources. The total number of Common Units of CE Resources with respect to which Grants may be issued under the Incentive Plan is 2,963. The Incentive Plan is administered by CE Resources’ Board of Managers (“Board”) or a committee designated by the Board. The Board selects the participants who will receive the Grants and interprets and administers the Incentive Plan. The number of Grants to be issued and the terms or conditions under which the Grants may become vested or forfeited are determined by and at the discretion of the Board of Managers.

The Incentive Plan also contains a purchase right that allows the Board of Managers to elect to have CE Resources purchase any unexercised Grant provided that such purchase does not result in adverse tax consequences to the participant. The payment may be made in cash, or in the form of a 12-month promissory note, equal to the fair market value per unit.

On November 30, 2006, CE Resources granted 1,926 restricted Common Units under the Incentive Plan. These restricted Common Units vest 20% on June 4, 2007, and 20% annually thereafter until 100% vested. CE Resources records expense based on the grant-date fair value of the Grants in accordance with SFAS No. 123R. The compensation cost that has been charged against income for the Incentive Plan was $7 in the Successor Stub Period 2006. As of December 31, 2006, there was $115 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Incentive Plan. That cost is expected to be recognized over a weighted-average period of 2.4 years. The compensation cost is included in selling, general and administrative expenses.

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (continued)

NOTE 14—Equity Incentive Plan (continued)

At December 31, 2006, there were 1,037 Common Units available for grant under the Incentive Plan. Summary information regarding Grant activity is as follows:

Common Units
Balance available at June 5, 2006	2,963
Granted	(1,926)
Cancelled	—
Balance available at December 31, 2006	1,037

NOTE 15—Commitments and Contingencies

In the ordinary course of business, CE Resources or its subsidiaries may be named a party to various claims and/or legal proceedings. Neither CE Resources nor its subsidiaries have been named in and are not aware of any matters which will result, either individually or in the aggregate, in a material adverse effect upon their financial condition or results of operations.

As of December 31, 2006, CE Resources has aggregate purchase commitments of $88.

NOTE 16—Concentration of Risks

During the Predecessor Stub Period 2006, Pangborn had one customer which accounted for 12% of its consolidated revenues. During the Successor Stub Period 2006, there was no single customer that accounted for more than 10% of consolidated revenues. Concentration of credit risk and failure to collect accounts receivable have not presented significant problems to CE Resources.

Capital Equipment Resources LLC
Consolidated Financial Statements

Capital Equipment Resources LLC
Consolidated Financial Statements
Consolidated Balance Sheets

	December 31,	June 30,
	2006	2007
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,237	$501
Trade accounts receivable, net	3,817	5,885
Inventories	1,658	1,991
Prepaid expenses & other	292	767
Deferred tax assets	272	260
Total current assets	7,276	9,404
Property, plant and equipment, net	3,624	3,732
Goodwill	5,195	5,195
Intangible assets, net	5,107	4,850
Debt issuance costs	802	698
Other assets	102	62
Total assets	$22,106	$23,941
Liabilities and members’ equity
Current liabilities:
Accounts payable	$3,466	$4,163
Accrued liabilities	1,337	1,271
Income taxes payable	—	201
Current portion—long-term debt	167	167
Customer advances and deferred revenue	1,529	2,471
Total current liabilities	6,499	8,273
Long-term debt	2,250	2,167
Long-term debt—related party	7,601	7,693
Deferred tax liability	2,092	1,995
Pension and other post-retirement benefits	1,625	1,507
Total liabilities	20,067	21,635
Commitments and contingencies (NOTE 9)
Members’ equity:
Series A Preferred Units (no par value, 40,000 authorized, 20,000 issued and outstanding)	1,993	1,993
Common Units (no par value, 20,000 authorized, 8,593 issued and outstanding)	14	21
Member contribution receivable	(85)	(85)
Accumulated earnings	111	371
Other accumulated comprehensive income	6	6
Total members’ equity	2,039	2,306
Total liabilities and members’ equity	$22,106	$23,941

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Capital Equipment Resources LLC
Consolidated Financial Statements
Consolidated Statements of Operations

	Pangborn	Capital Equipment
	Corporation	Resources LLC
	(Predecessor)	(Successor)
	January 1, 2006	June 5, 2006	Six month period
	through	through	ended
	June 4, 2006	June 30, 2006	June 30, 2007
		(unaudited)	(unaudited)
Revenues	$10,674	$2,907	$15,278
Cost of goods sold	5,486	1,765	8,351
Gross profit	5,188	1,142	6,927
Operating expenses:
Selling, general and administrative expenses	3,958	628	5,119
Management fees—related party	—	24	150
Depreciation and amortization	151	172	377
Total operating expenses	4,109	824	5,646
Income from operations	1,079	318	1,281
Other expense:
Interest expense—related party	—	79	567
Interest expense	142	27	185
Income before income taxes	937	212	529
Provision for income taxes	334	130	199
Net income	$603	$82	$330

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Capital Equipment Resources LLC
Consolidated Financial Statements
Consolidated Statements of Cash Flows

	Pangborn	Capital Equipment
	Corporation	Resources LLC
	(Predecessor)	(Successor)
	January 1, 2006	June 5, 2006	Six month period
	through	through	ended
	June 4, 2006	June 30, 2006	June 30, 2007
		(unaudited)	(unaudited)
Operating activities:
Net income	$603	$82	$330
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	135	13	120
Amortization	16	159	257
Amortization of deferred financing costs	34	15	104
Non-cash interest expense	—	4	92
Deferred income taxes	404	—	(85)
Other	15	(12)	7
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(245)	(895)	(2,068)
(Increase) decrease in inventories	(161)	456	(333)
(Increase) decrease in prepaid expenses and other	135	(56)	(435)
Increase (decrease) in accounts payable and accrued liabilities	(975)	37	832
Increase (decrease) in customer advances and deferred revenue	1,218	88	942
Increase (decrease) in other liabilities	(378)	(14)	(118)
Net cash provided by (used in) operating activities	801	(123)	(355)
Investing activities:
Acquisition of Pangborn, net of cash acquired	—	(11,984)	—
Capital expenditures	(130)	(20)	(228)
Net cash used in investing activities	(130)	(12,004)	(228)
Financing activities:
Cash contributions for issuance of preferred and common units	—	1,740	—
Proceeds from long-term debt	—	2,500	—
Proceeds from long-term debt-related party	—	7,500	—
Proceeds from member contribution receivable	—	15	—
Net (payments on) proceeds from revolving line of credit	(324)	464	—
Payments on long-term debt	(270)	—	(83)
Distributions to participating unit holders	—	(13)	(70)
Net cash (used in) provided by financing activities	(594)	12,206	(153)
Effects of exchange rate changes on cash	10	(5)	—
Net increase (decrease) in cash and cash equivalents	87	74	(736)
Cash and cash equivalents at beginning of period	54	318	1,237
Cash and cash equivalents at end of period	$141	$392	$501

Dollar amounts in thousands.

The accompanying notes are an integral part of these consolidated financial statements.

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (unaudited)

All dollar amounts in thousands unless otherwise indicated.

NOTE 1—Nature of Business

Capital Equipment Resources LLC (“CE Resources”), through its two subsidiaries, Pangborn Holdings, Inc. (“Pangborn Holdings”) and Pangborn Limited (“Pangborn Ltd.”), designs, markets, distributes and services shot blast machines, dust collectors and related products primarily for metal and metalworking industries in North America and Europe. Pangborn Corporation (“Pangborn”), a subsidiary of Pangborn Holdings, was formed in 1904 and participates in the surface equipment preparation and aftermarket industry. From the design of equipment, to the services and products required to install, maintain and operate blast machines, Pangborn provides a wide array of engineered products and tailored services marketed under the “Pangborn” name. Pangborn’s North American and European operations are headquartered in Hagerstown, Maryland, with distribution and service centers in Georgetown, South Carolina, Chester, England, and Istanbul, Turkey.

NOTE 2—Background, Organization and Business Combination

CE Resources was chartered as a limited liability company on May 5, 2006 pursuant to the Delaware Limited Liability Company Act. On June 5, 2006, CE Resources was capitalized with $2,000 in equity contributions in exchange for 20,000 Series A Preferred Units (“Preferred Units”) and 6,667 common units (“Common Units”). On June 5, 2006, through an intermediary company, CE Resources acquired the capital stock of Pangborn Holdings, the parent of Pangborn and its subsidiary, Pangborn UK Limited (“Pangborn UK”). Prior to the purchase transaction on June 5, 2006, Pangborn Holdings had no activity other than equity transactions. The total purchase price to the owners of Pangborn Holdings including transaction costs and assumed liabilities was $21,845.

The acquisition was accounted for as a purchase transaction in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. The purchase price was allocated to the underlying assets, liabilities and identifiable intangible assets based upon their respective fair values; the excess of purchase price over fair value resulted in goodwill of $5,195.

NOTE 3—Summary of Significant Accounting Policies

The accounting policies summarized below include those of both the Predecessor and the Successor, as defined below, unless otherwise noted.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States for interim financial information. Accordingly, certain information and note disclosures normally included in the annual financial statements prepared in accordance with GAAP in the United States have been omitted.

The operating activities of CE Resources commenced with the purchase of Pangborn Holdings on June 5, 2006 and, as such, the accounts presented thereafter are under CE Resources’ management and capital structure and are labeled as “Successor”. The financial statements of Pangborn Holdings prior to June 5, 2006 are presented as the “Predecessor” under Pangborn Holdings’ ownership, management, and capital structure. Due to the application of purchase accounting in conjunction with the Pangborn Holdings acquisition, certain accounts of the Predecessor and Successor accounts are not comparable,

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (unaudited) (continued)

NOTE 3—Summary of Significant Accounting Policies (continued)

which primarily include depreciation and amortization expense, interest expense, dividends, and capital structure. The black line separating the periods is used to highlight the lack of comparability.

The Successor consolidated financial statements include all of the accounts of CE Resources and its wholly-owned subsidiaries, Pangborn Ltd. and Pangborn Holdings, and its wholly-owned subsidiary Pangborn, and its wholly-owned subsidiary, Pangborn UK. The Predecessor financial statements include all of the accounts of Pangborn, including its wholly-owned subsidiary, Pangborn UK. All significant intercompany accounts and transactions have been eliminated in consolidation.

The unaudited consolidated financial statements for the period June 5, 2006 through June 30, 2006 and the six month period ended June 30, 2007 for CE Resources include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for these interim periods. This includes normal and recurring adjustments. The consolidated statements of operations and cash flows for the period January 1, 2006 through June 4, 2006 for Pangborn, as well as the consolidated balance sheet as of December 31, 2006, presented herein are derived from the audited consolidated financial statements at that date. Because the consolidated interim financial statements do not include all of the information and notes required by GAAP in the United States for a complete set of financial statements, they should be read in conjunction with the audited consolidated financial statements and notes included in our financial statements for the periods ended June 4, 2006 (Predecessor) and December 31, 2006 (Successor).

The results of operations for the six month period ended June 30, 2007 are not necessarily indicative of the results to be expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with GAAP in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are adjusted to reflect actual experience when necessary. Significant estimates and assumptions affect many items in the financial statements, for example: allowance for doubtful trade receivables, reserve for cash discounts, warranty reserves, inventory reserves, accrued liabilities, income tax liabilities and assets and related valuation allowances, asset impairments, valuations of goodwill and other intangible assets, employee benefit plan liabilities, value of equity-based awards, contingencies, litigation, and incentives. Pangborn bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time. Significant estimates and assumptions are also used to establish the useful lives of depreciable tangible and certain intangible assets. Actual results could differ from estimates under different assumptions and conditions, and such results may affect income, financial position, or cash flows.

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (unaudited) (continued)

NOTE 3—Summary of Significant Accounting Policies (continued)

Product Warranty Claims

Provision for warranty claims is made for products when sold based upon estimates derived from historical claim data. The reserve for warranty claims is included as a component of accrued liabilities. The changes in the product warranty liability for the periods January 1, 2006 through June 4, 2006 and June 5, 2006 through June 30, 2006 and for the six month period ended June 30, 2007 are as follows:

	(Predecessor)	(Successor)
	January 1, 2006	June 5, 2006	Six month period
	through	through	ended
	June 4, 2006	June 30, 2006	June 30, 2007
Balance at beginning of period	$243	$244	$315
Payments made	(34)	(15)	(63)
Provisions	35	62	84
Balance at end of period	$244	$291	$336

Income Taxes

CE Resources is treated as a partnership for United States federal and state income tax purposes. Accordingly, no provision has been made for United States federal or state income taxes since CE Resources’ net income or loss (subject to certain limitations) is allocated directly to its members.

Pangborn, a wholly-owned subsidiary of Pangborn Holdings, which itself is a wholly-owned subsidiary of CE Resources, is treated as a C Corporation for United States federal and state income tax purposes; accordingly, a provision has been made for federal and state income tax purposes at the Pangborn subsidiary. Income taxes are accounted for under the asset and liability method. Deferred taxes that arise reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The major temporary differences that give rise to the deferred tax assets and liabilities are depreciation expense, amortization expense, and pension obligations. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions. Pangborn adopted the provisions of FIN 48 effective January 1, 2007, and as a result of the implementation of FIN 48, recognized no material adjustment for unrecognized tax benefits.

At the adoption date of January 1, 2007, Pangborn had approximately $213 of unrecognized tax benefits (including approximately $29 of accrued interest), all of which would affect the effective tax rate if recognized. During the six month period ended June 30, 2007, there was no material change in the liability for unrecognized tax benefits.

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (unaudited) (continued)

NOTE 3—Summary of Significant Accounting Policies (continued)

Pangborn recognizes interest accrued and penalties related to unrecognized tax benefits as a component of income tax expense.

The tax years 2003 through 2006 remain open to examination by the United States and significant state taxing jurisdictions; however, net operating loss carryforwards of approximately $484 were utilized in 2005, which keep open tax years 2000 and 2001 to the extent such losses were utilized in open tax years.

NOTE 4—Inventories

Inventories by component are as follows:

	December 31,	June 30,
	2006	2007
Raw materials	$18	$18
Work-in-process	80	230
Finished goods	1,560	1,743
	$1,658	$1,991

NOTE 5—Comprehensive Income

The components of comprehensive income are as follows:

	(Predecessor)	(Successor)
	January 1, 2006	June 5, 2006	Six month period
	through	through	ended
	June 4, 2006	June 30, 2006	June 30, 2007
Net income	$603	$82	$330
Change in foreign currency translation	10	(5)	—
Comprehensive income	$613	$77	$330

NOTE 6—Equity Incentive Plan

On June 5, 2006, CE Resources adopted the 2006 Equity Incentive Plan (the “Incentive Plan”). The Incentive Plan permits the granting of (i) options to purchase Common Units of CE Resources, (ii) restricted and unrestricted Common Units of CE Resources or (iii) unit appreciation rights (collectively, the “Grants”) to managers, officers, directors and key employees of CE Resources. The total number of Common Units of CE Resources with respect to which Grants may be issued under the Incentive Plan is 2,963.

Summary information regarding Grant activity is as follows:

Common
Units
Balance outstanding at December 31, 2006	1,926
Granted	—
Forfeited	(1,333)
Balance outstanding at June 30, 2007	593

Capital Equipment Resources LLC
Notes to Consolidated Financial Statements (unaudited) (continued)

NOTE 7—Severance

In March 2007, Pangborn recorded severance and related benefit charges for a former employee in the amount of $325. Pangborn reported these severance and benefit charges as selling, general and administrative expenses in the accompanying consolidated statement of operations.

NOTE 8—Related Party Transactions

Atlas Industries Holdings LLC (“Atlas Industries”) is a related party through common affiliated ownership and is in the process of completing its initial public offering. The proceeds of the offering will be used to acquire CE Resources and reimburse CE Resources for its share of the public offering costs. Should the offering not be completed, Atlas Industries will not reimburse CE Resources for its costs. As of June 30, 2007, CE Resources has a receivable from Atlas Industries of $593 recorded in prepaid expenses and other current assets.

NOTE 9—Commitments and Contingencies

In the ordinary course of business, CE Resources or its subsidiaries may be named a party to various claims and/or legal proceedings. Neither CE Resources nor its subsidiaries have been named in and are not aware of any matters which will result, either individually or in the aggregate, in a material adverse effect upon their financial condition or results of operations.

Pangborn Corporation and Subsidiary

Consolidated Financial Statements

Independent Auditors’ Report

The Board of Directors
Pangborn Corporation:

We have audited the accompanying consolidated balance sheet of Pangborn Corporation and subsidiary (collectively referred to as the Company) as of December 31, 2005, and the related consolidated statements of operations and comprehensive income, changes in stockholder’s equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pangborn Corporation and subsidiary as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Baltimore, Maryland
April 14, 2006

Pangborn Corporation and Subsidiary

Consolidated Financial Statements

Consolidated Balance Sheet

December 31, 2005
Assets
Current assets:
Cash	$54
Accounts receivable—trade, less allowance for doubtful
accounts of $70	3,306
Inventories (note 2)	2,106
Prepaid expenses and other current assets	123
Deferred income taxes (note 8)	186
Total current assets	5,775
Property, plant and equipment, net (note 3)	2,523
Goodwill and other intangible assets, net (note 4)	11,662
Deferred income taxes (note 8)	767
Other assets	118
Total assets	$20,845
Liabilities and Stockholder’s Equity
Current liabilities:
Current portion of long-term debt (note 5)	$2,541
Accounts payable	2,192
Checks drawn in excess of amounts on deposit	430
Income taxes payable	1,977
Accrued expenses and other current liabilities	1,122
Customer deposits and deferred revenue	887
Total current liabilities	9,149
Other long-term liabilities (notes 6 and 7)	2,743
Total liabilities	11,892
Commitments and contingencies (note 9)
Stockholder’s equity (deficit):
Common stock—$0.01 par value. Authorized, issued, and outstanding 100 shares	—
Additional paid-in capital	24,822
Accumulated deficit	(12,552)
Accumulated other comprehensive income (loss):
Minimum pension liability, net of tax	(3,637)
Foreign currency translation adjustment	320
Total stockholder’s equity	8,953
Total liabilities and stockholder’s equity	$20,845

Dollar amounts in thousands.

See accompanying notes to consolidated financial statements.

Pangborn Corporation and Subsidiary

Consolidated Financial Statements

Consolidated Statement of Operations and Comprehensive Income

Year ended December 31, 2005
Net sales	$25,171
Cost of sales	13,294
Gross profit	11,877
Selling, general, and administrative expenses	8,618
Operating income	3,259
Interest expense, net	(308)
Income before income taxes	2,951
Income tax expense (note 8)	(1,215)
Net income	1,736
Other comprehensive income (loss):
Change in minimum pension liability, net of deferred taxes of $38	(258)
Change in foreign currency translation adjustment	18
Other comprehensive loss	(240)
Comprehensive income	$1,496

Dollar amounts in thousands.

See accompanying notes to consolidated financial statements.

Pangborn Corporation and Subsidiary

Consolidated Financial Statements

Consolidated Statement of Changes in Stockholder’s Equity

					Foreign	Total
		Additional		Minimum	currency	stockholder’s
	Common	paid-in	Accumulated	pension	translation	equity
	stock	capital	deficit	liability	adjustment	(deficit)
Balance, December 31, 2004	—	$24,822	$(14,288)	$(3,379)	$302	$7,457
Minimum pension liability adjustment	—	—	—	(258)	—	(258)
Foreign currency translation adjustment	—	—	—	—	18	18
Net income	—	—	1,736	—	—	1,736
Balance, December 31, 2005	—	$24,822	$(12,552)	$(3,637)	$320	$8,953

Dollar amounts in thousands.

See accompanying notes to consolidated financial statements.

Pangborn Corporation and Subsidiary

Consolidated Financial Statements

Consolidated Statement of Cash Flows

Year ended December 31, 2005
Cash flows from operating activities:
Net income	$1,736
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	340
Amortization of deferred financing costs	66
Change in deferred income taxes, net	(432)
Changes in operating assets and liabilities:
Accounts receivable—trade	(152)
Inventories	(897)
Prepaid expenses and other current assets	18
Other assets	(118)
Accounts payable	149
Income taxes payable	988
Accrued expenses and other current liabilities	171
Customer deposits and deferred revenue	399
Other long-term liabilities	(347)
Net cash provided by operating activities	1,921
Cash flows used in investing activities—purchases of equipment	(192)
Cash flows from financing activities:
Changes in checks drawn in excess of amounts on deposit	152
Net repayments of long-term debt	(1,814)
Deferred financing costs	(35)
Net cash used in financing activities	(1,697)
Effect on cash of foreign currency translation	(5)
Net change in cash	27
Cash, beginning of year	27
Cash, end of year	$54
Cash paid for:
Interest	$313
Income taxes	655

Dollar amounts in thousands.

See accompanying notes to consolidated financial statements.

Pangborn Corporation and Subsidiary
Notes to Consolidated Financial Statements

All dollar amounts in thousands.

NOTE 1—Summary of Significant Accounting Policies and Practices

(a)   Description of Business

Pangborn Corporation’s (Pangborn) operations consist primarily of designing, procuring, distributing and marketing of equipment and parts for the mechanical surface improvement of metals through blast cleaning, descaling, deburring, shot peening, and etching. The Company is a wholly owned subsidiary of Pangborn Holdings, Inc. (Parent).

(b)   Principles of Consolidation

The consolidated financial statements include the accounts of Pangborn and its wholly owned subsidiary, Pangborn U.K. (UK) (collectively referred to as the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

(c)   Inventories

Inventories are stated at the lower of cost or market. The Company uses the last-in, first-out (LIFO) method of determining the cost of its inventories.

(d)   Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation and amortization are provided for using the straight-line method over the following estimated useful lives:

Land improvements	20 years
Buildings	30 years
Machinery and equipment	2 – 20 years
Furniture and fixtures	10 years

(e)   Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

During 2005, the Company completed an evaluation of its goodwill and determined that no charge for impairment was required.

Other intangible assets consist of patents and drawings and deferred financing costs which are amortized straight-line over approximately ten years and four years, respectively.

Pangborn Corporation and Subsidiary
Notes to Consolidated Financial Statements (continued)

NOTE 1—Summary of Significant Accounting Policies and Practices (continued)

(f)   Provision for Warranty Claims

Provision for warranty claims are made for products when sold based upon estimates derived from experience factors. A reconciliation of the changes in the product warranty liability for the year ended December 31, 2005 is as follows:

Balance at January 1, 2005	$130
Payments made during year	(175)
Provisions	285
Balance at December 31, 2005	$240

The liability for warranty claims is included as a component of accrued expenses and other current liabilities.

(g)   Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment and purchased intangibles, subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs of selling the assets.

(h)   Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i)   Revenue Recognition

Revenues from equipment and parts sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price or fee is fixed or determinable, and collectibility is probable.

(j)   Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the

Pangborn Corporation and Subsidiary
Notes to Consolidated Financial Statements (continued)

NOTE 1—Summary of Significant Accounting Policies and Practices (continued)

financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2—Inventories

Inventories as of December 31, 2005, consist of the following:

Raw materials	$21
Work-in-process	78
Finished goods	2,007
$2,106

At December 31, 2005, the Company’s LIFO cost exceeded its replacement cost; accordingly, no LIFO adjustment was required and the Company’s inventory was recorded on a first-in, first-out, lower of cost or market basis.

NOTE 3—Property, Plant and Equipment

Property, plant and equipment as of December 31, 2005, consists of the following:

Land improvements	$402
Buildings	4,665
Machinery and equipment	957
6,024
Less accumulated depreciation	3,501
$2,523

Depreciation expense was $304 for the year ended December 31, 2005.

NOTE 4—Goodwill and Other Intangible Assets

Goodwill and other intangible assets as of December 31, 2005, consist of the following:

Goodwill	$11,474
Patents (net of accumulated amortization of $572 in 2005)	49
Deferred financing costs (net of accumulated amortization of $1,486 in 2005)	139
$11,662

Amortization expense for patents was $36 for the year ended December 31, 2005. Amortization on deferred financing costs was approximately $66 for the year ended December 31, 2005, and has been included within interest expense in the accompanying consolidated statement of operations. Estimated amortization expense relating to deferred financing costs and patents is $116 in 2006, $61 in 2007, $1 in 2008, $1 in 2009, $1 in 2010 and $8 in 2011 and beyond.

Pangborn Corporation and Subsidiary
Notes to Consolidated Financial Statements (continued)

NOTE 5—Long-term Debt

Long-term debt as of December 31, 2005 consists of the following:

Revolving loan—bearing interest at the prime rate plus 1.00% (8.25% at December 31, 2005); with an unused line fee of 0.5%; secured by accounts receivable and inventory	$414
Term loan A—bearing interest at the prime rate plus 1.25% (8.50% at December 31, 2005), secured by accounts receivable and inventory	2,127
$2,541

On September 25, 2003, the Company entered into a four-year loan agreement that provides for a revolving loan with a maximum limit of $5,500 and two term loans in the amounts of $2,272 (Loan A) and $1,500 (Loan B). Borrowings outstanding under the revolving loan, Loan A and Loan B bear interest at, prime plus 1.00%, prime plus 1.25% and prime plus 1.75%, respectively. Repayment terms for Loan A require monthly principal installments of $4 plus interest for the first twenty-four months beginning December 1, 2003 and monthly principal installments of $45 plus interest thereafter. Repayment terms for Loan B require twenty-four monthly principal installments of $63 plus interest beginning December 1, 2003. Total fees paid to the lender were $105, of which $35 was paid at closing, $35 was paid in September 2004 and $35 was paid in September 2005. The loan contains standard financial covenants and is subject to an annual mandatory prepayment of the term loans equal to 50% of the U.S. Company’s excess cash flow, as defined, beginning with the year ended December 31, 2005. This prepayment is payable within 10 days after the Company’s audited financial statements are submitted. The amount required to be prepaid based on excess cash flow for 2005 is insignificant.

At December 31, 2005, the Company had classified the entire arrangement as a current liability since the loan agreement has subjective acceleration clauses and requires that the Company maintain a lock box with the lender. If the term loans are repaid under their contractual terms, the total amount outstanding at December 31, 2005 will mature as follows:

2006	$540
2007	1,587

Borrowings available under the revolving loan were approximately $2,800 at December 31, 2005 based on eligible accounts receivable and inventory as defined by the lender.

NOTE 6—Employee Benefit Plans

Substantially all of Pangborn’s employees participated in the salaried defined benefit pension plan up until it was frozen in March 2000. The hourly plan does not have any active participants and no additional participants are expected to accrue benefits.

Benefits under the defined benefit plans (the Plans) are based on average compensation and years of service for salary employees and years of service for hourly employees. In March 2000, the Company froze all benefits under the defined benefit plan for salaried employees. The Plans are funded annually, although not necessarily in an amount equal to the recorded pension expense. Contributions made to the Plans were approximately $600 during the year ended December 31, 2005.

Pangborn Corporation and Subsidiary
Notes to Consolidated Financial Statements (continued)

NOTE 6—Employee Benefit Plans (continued)

In March 2002, the Company filed a waiver request with the Internal Revenue Service (IRS) concerning minimum funding contributions required for its defined benefit plans. The IRS granted a waiver of the minimum funding standard for the Plans for the plan year ended December 31, 2001. The waiver allowed the Company to pay the required funding for 2001 of $885 over five years. As of December 31, 2005, the required funding was paid in full.

A summary of the net periodic pension cost under the Plans for the year ended December 31, 2005 is as follows:

	Hourly	Salary
Interest cost on projected benefit obligations	$333	$280
Expected return on plan assets	(133)	(117)
Net amortization	(116)	29
Net periodic pension cost	$84	$192

The measurement dates used for the actuarial valuation of both Plans was December 31, 2005. The Plans’ funded status and amounts recognized in the Company’s consolidated balance sheet as of December 31, 2005 are as follows:

	Hourly	Salary
Actuarial present value of projected benefit obligation	$(5,697)	$(4,998)
Plan assets at fair value	4,477	3,614
Projected benefit obligation in excess of plan assets	(1,220)	(1,384)
Unrecognized net losses	3,331	2,520
Prepaid pension cost before additional pension liability	2,111	1,136
Additional pension liability	(3,331)	(2,520)
Accrued pension cost	$(1,220)	$(1,384)

Accrued pension cost is classified as a component of other long-term liabilities at December 31, 2005. The accumulated benefit obligation as of December 31, 2005 was equal to the projected benefit obligation.

Pangborn Corporation and Subsidiary
Notes to Consolidated Financial Statements (continued)

NOTE 6—Employee Benefit Plans (continued)

A reconciliation of beginning and ending balances of the benefit obligations, and the fair value of plan assets is as follows:

	Hourly	Salary
Change in benefit obligation:
Benefit obligation at beginning of year	$5,774	$4,830
Interest cost	333	280
Actuarial (gain) loss	3	205
Benefits paid	(413)	(317)
Effect of settlement	—	—
Benefit obligation at end of year	5,697	4,998
Change in plan assets:
Fair value of plan assets at beginning of year	4,357	3,614
Actual return on plan assets	133	117
Employer contributions	400	200
Benefits paid	(413)	(317)
Fair value of plan assets at end of year	4,477	3,614
Funded status	$1,220	$1,384

Total benefits paid for the hourly plan were $413 for the year ended December 31, 2005. Total benefits paid and settlements for the salaried plan were $317 for the year ended December 31, 2005.

For financial reporting purposes under SFAS No. 87, a pension plan is considered unfunded when the fair value of plan assets is less than the accumulated benefit obligation. When that is the case, a minimum pension liability must be recognized for the sum of the unfunded amount, plus any prepaid pension cost or the difference between the accrued pension cost and the minimum liability as a charge to accumulated other comprehensive income, net of any tax effects.

As of December 31, 2005, additional pension liabilities of $5,851 were recognized for the unfunded amounts under the hourly and salaried plans. In accordance with SFAS No. 87, a charge to stockholders’ equity of $3,637 net of taxes, was recorded as of December 31, 2005.

The assumptions used in the accounting for pension cost were as follows:

Discount rate	6.00%
Expected long-term rate of return on assets	8.50%

The discount rate assumption used in determining the actuarial present value of the pension obligations as of December 31, 2005 was 5.75%. The rate of compensation increase is 0% for both plans as the salary plan is frozen and the hourly plan has no currently active employees.

The Company’s investment objective for the Plans’ assets is to meet the benefit obligations while minimizing required future contributions. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges (45% to 50% debt and 50% to 55% equity) for asset allocations are determined by matching

Pangborn Corporation and Subsidiary
Notes to Consolidated Financial Statements (continued)

NOTE 6—Employee Benefit Plans (continued)

the actuarial projections of the Plans’ future liabilities taking into account investment return volatility and correlations across asset classes. Investment risk is carefully controlled with assets rebalanced to target allocations on a periodic basis and continual monitoring of performance. The weighted-average asset allocation of the Company’s pension benefits at December 31, 2005 was as follows:

	Hourly	Salary
Equity securities	51.8%	51.6%
Debt securities	48.0	48.3
Other	0.2	0.1
	100.0%	100.0%

The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based on the average rate of return over the last ten years, combined with current market rates.

The Company expects to contribute between $450 and $725 to the Plans in 2006.

Future benefits expected to be paid from the Plans are as follows:

	Hourly	Salary
Year ending December 31:
2006	$425	$380
2007	438	380
2008	451	380
2009	465	380
2010	478	380
2011 – 2015	2,596	1,899

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2005.

The Company has a noncontributory profit sharing plan covering substantially all eligible employees, as defined. Company contributions into the employee’s 401(k) account are based upon meeting or exceeding annual EBITDA targets established by the board of directors. If the minimum EBITDA target is reached or exceeded, payments can vary from 1% to 4% of annual salary of eligible employees depending upon actual EBITDA. Profit sharing expense of $184 was recorded for the year ended December 31, 2005.

NOTE 7—Postretirement Benefits Other Than Pensions

The Company sponsors a postretirement life and health care plan for all hourly retirees who have met certain eligibility requirements. Active employees are not eligible to participate in this plan upon retirement. This plan is contributory, with retiree contributions that are adjustable annually based on various factors, some of which are discretionary. The plan is unfunded.

Net periodic postretirement benefit cost of $16 for the year ended December 31, 2005 consisted of interest on the accumulated postretirement benefit obligation.

Pangborn Corporation and Subsidiary
Notes to Consolidated Financial Statements (continued)

NOTE 7—Postretirement Benefits Other Than Pensions (continued)

The following table sets forth the plan’s funded status reconciled with the obligation recognized in the accompanying consolidated balance sheets as of December 31, 2005:

Accumulated postretirement benefit obligation in excess of plan assets	$(198)
Unrecognized net losses	59
Accrued postretirement benefit cost	$(139)

Accrued postretirement benefit cost is classified as a component of other long-term liabilities at December 31, 2005.

For measurement purposes, a 5.0% annual rate of increase in per capita health care costs of covered benefits was assumed for 2005. The discount rate used in determining the accumulated postretirement benefit obligation was 5.50% at December 31, 2005. The discount rate used in determining net periodic postretirement benefit cost was 5.75% in 2005.

Benefits paid during 2005 were $50. Future benefits paid from the plan are expected to be $20 in each of the years 2006-2010. Aggregate benefits expected to be paid in the four years from 2011-2014 are $93. The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2005.

NOTE 8—Income Taxes

Income tax expense consists of the following at December 31, 2005:

Current:
Federal	$1,394
State	253
1,647
Deferred:
Federal	(378)
State	(54)
(432)
$1,215

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from continued operations as a result of the following for the years ended December 31, 2005:

Income taxes computed at statutory rate	$1,003
State and local income tax net of federal income tax benefit	129
Other	83
Total income tax expense	$1,215

Pangborn Corporation and Subsidiary
Notes to Consolidated Financial Statements (continued)

NOTE 8—Income Taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 are presented below:

Deferred tax assets:
Postretirement and pension benefits	$1,038
Nondeductible accruals	89
Accounts receivable	27
Inventories	64
Other	6
Total deferred tax assets	1,224
Deferred tax liabilities - property, plant and equipment	(271)
Net deferred tax asset	$953

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is based on consideration of available evidence, including projections of future profitability and other factors. Based on consideration of the above factors, management believes that no valuation allowance is required at December 31, 2005.

NOTE 9—Commitments and Contingencies

(a)   Litigation

Litigation and claims are filed from time to time against the Company in the performance of its normal activities. Management believes, after consultation with legal counsel, that the amount, if any, of the Company’s ultimate liability for these matters will not have a material impact on the financial position of the Company.

(b)   Leases

The Company leases office space, plant and warehouse facilities and equipment under noncancelable operating leases which expire at various dates through 2007. These leases are subject to escalation for increases in real estate taxes and other 2005 expenses.

Rent expense charged to operations for the years ended December 31, 2005, amounted to approximately $179.

The aggregate future minimum rental commitments under these leases are as follows for the years ending December 31:

2006	$136
2007	18
2008	18
2009	6
$178

NOTE 10—Subsequent Event

On June 5, 2006, the shareholder of the Parent sold all of the Parent’s outstanding shares of stock, and the Company was merged into Capital Equipment Resources LLC.

Roman’s Paperboard and Packaging Business
Carve-Out Financial Statements

Report of the Auditors	F-141
Carve-Out Balance Sheets	F-142
Carve-Out Statements of Operations	F-143
Carve-Out Statements of Cash Flows	F-144
Carve-Out Statements of Changes in Divisional Equity	F-145
Notes to the Carve-Out Financial Statements	F-146

Report of the Auditors

To the Directors of CanAmPac ULC:

We have audited the accompanying carve-out balance sheets of Roman’s Paperboard and Packaging Business as of April 30, 2006 and December 31, 2005, and the related carve-out statement of operations, cash flows and changes in divisional equity for the four month period ended April 30, 2006 and each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Business’ management. Our responsibility is to express an opinion on these carve-out financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the carve-out financial position of Roman’s Paperboard and Packaging Business at April 30, 2006 and December 31, 2005 and the results of its operations and its cash flows and changes in divisional equity for the four month period ended April 30, 2006 and each of the two years in the period ended December 31, 2005 in conformity with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
April 27, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Roman’s Paperboard and Packaging Business
Carve-Out Financial Statements
Carve-Out Balance Sheets

	December 31, 2005	April 30, 2006
	(Amounts in thousands of Canadian dollars)
Assets
Current assets:
Trade accounts receivable, net	$16,246	$15,738
Inventories, net	20,980	18,743
Prepaid expenses	856	1,633
Total current assets	38,082	36,114
Property, plant and equipment, net	64,009	61,352
Other assets	—	1,224
Accrued employee future benefits	—	315
Total assets	$102,091	$99,005
Liabilities and divisional equity
Current liabilities:
Accounts payable and accrued liabilities	$16,507	$16,673
Current portion of long-term debt	1,059	1,168
Total current liabilities	17,566	17,841
Accrued employee future benefits	141	—
Capital lease obligations	5,681	5,022
Subordinated debt	7,000	7,000
Total liabilities	30,388	29,863
Commitments and contingencies (see NOTE 11)
Divisional equity	71,703	69,142
Total liabilities and divisional equity	$102,091	$99,005

The accompanying notes are an integral part of these carve-out financial statements.

Roman’s Paperboard and Packaging Business
Carve-Out Financial Statements
Carve-Out Statements of Operations

	Years ended December 31,		Fourth month period ended
	2004	2005	April 30, 2006
	(Amounts in thousands of Canadian dollars)
Sales	$112,367	$107,826	$36,926
Cost of goods sold	93,910	96,702	31,867
Gross profit	18,457	11,124	5,059
Operating expenses:
Selling, general, and administrative	11,267	12,656	4,093
Restructuring	—	481	585
Total operating expenses	11,267	13,137	4,678
Interest expense	1,955	2,035	619
Income (loss) before income taxes	5,235	(4,048)	(238)
Provision for (recovery of) income taxes	1,890	(1,462)	(86)
Net income (loss)	$3,345	$(2,586)	$(152)

The accompanying notes are an integral part of these carve-out financial statements.

Roman’s Paperboard and Packaging Business
Carve-Out Financial Statements
Carve-Out Statements of Cash Flows

	Years Ended December 31,		Fourth month period ended
	2004	2005	April 30, 2006
	(Amounts in thousands of Canadian dollars)
Operating activities:
Net income (loss)	$3,345	$(2,586)	$(152)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	7,984	8,944	3,102
(Gain) loss on sale of fixed assets	(21)	866	—
Employee future benefit expense	807	811	352
Contribution to defined benefit pension plan	(2,409)	(2,458)	(808)
Vendor deposits	—	—	(1,224)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable, net	1,958	(733)	508
(Increase) decrease in prepaid expenses	(321)	119	(777)
(Increase) decrease in inventories, net	1,518	(1,322)	2,237
Increase (decrease) in accounts payable and accrued liabilities	(2,034)	3,386	166
Net cash provided by operating activities	10,827	7,027	3,404
Investing activities:
Additions to property, plant and equipment	(6,314)	(9,009)	(445)
Proceeds from sale of property, plant and equipment	105	150	—
Net cash used in investing activities	(6,209)	(8,859)	(445)
Financing activities:
Principal payments on capital lease obligations	(887)	(1,281)	(550)
Net transfer of cash from (to) parent	(3,731)	3,113	(2,409)
Net cash provided by (used in) financing activities	(4,618)	1,832	(2,959)
Increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of period	—	—	—
Cash and cash equivalents at end of period	$—	$—	$—
Supplemental disclosure of non-cash investing activities:
Acquisition of assets under capital lease	$—	$2,885	$—

For the years ended December 31, 2004 and 2005 and the four month period ended April 30, 2006, Roman’s Paperboard and Packaging Business paid $205, $285, and $35, respectively, in cash for interest expense under its capital lease obligations.

The accompanying notes are an integral part of these carve-out financial statements.

Roman’s Paperboard and Packaging Business
Carve-Out Financial Statements
Carve-Out Statements of Changes in Divisional Equity

Total
(Amounts in thousands of Canadian dollars)
Balance at December 31, 2003	$71,562
Transfers to parent	(3,731)
Net income	3,345
Balance at December 31, 2004	71,176
Transfers from parent	3,113
Net loss	(2,586)
Balance at December 31, 2005	71,703
Transfers to parent	(2,409)
Net loss	(152)
Balance at April 30, 2006	$69,142

The accompanying notes are an integral part of these carve-out financial statements.

Roman’s Paperboard and Packaging Business
Notes to the Carve-Out Financial Statements

All amounts are in thousands of Canadian dollars unless otherwise indicated.

NOTE 1—Background and Basis of Presentation

The accompanying carve-out financial statements have been prepared from the historical accounting records of Roman Corporation Limited (“Roman”). Roman was a publicly-traded Canadian company listed on the Toronto Stock Exchange. On March 31, 2006 through a creditor protection and reorganization proceeding, the court approved the sale by Roman of substantially all of its assets which primarily consisted of its interests in Roman’s Paperboard and Packaging Business, comprising the Strathcona Paper manufacturing operation and the Boehmer Box folding carton packaging operation, which we collectively refer to as the “Business”, to CanAmPac ULC, a majority-owned subsidiary of Forest Resources LLC. The sale was completed with an effective date of May 1, 2006. The sale of the Business was concluded for consideration of less than the carrying value of the assets recorded in these carve-out financial statements. Management has tested the carrying value of assets as at December 31, 2005 and April 30, 2006 for impairment and concluded that the amounts recorded are recoverable based on their value in use.

These carve-out financial statements are presented on a carve-out basis and include all of the accounts and historical operations applicable to the Business for the years ended December 31, 2004 and 2005 and the four month period ended April 30, 2006. All assets and liabilities specifically identified with the Business, other than goodwill as discussed below, have been presented in the balance sheets. All significant intercompany transactions and accounts have been eliminated.

Roman’s net investment in the Business has been presented in lieu of shareholder’s equity in the carve-out financial statements. The financial information presented in these carve-out financial statements includes certain allocations based on historical activity levels and may not necessarily reflect the financial position, results of operations or cash flows of the Business in the future or if it had existed as a separate, stand-alone business during the periods presented. The allocations consist of general and administrative expenses incurred on behalf of the Business by Roman. Management believes that these allocations have been made on a reasonable basis. The Business’ cash was managed by Roman during the periods presented and the Business did not maintain bank accounts separate from Roman. Financing transactions are presented in these financial statements as changes in the owner’s net investment.

Historically, Roman did not “push down” or allocate any goodwill, debt or interest expense to the Business. As part of the sale transaction that resulted through the March 31, 2006 creditor protection and reorganization proceeding, CanAmPac agreed to assume $7.0 million of Roman’s subordinated debt. This debt was converted to equity with the consummation of the transaction effective May 1, 2006. As a result, $7.0 million of subordinated debt is recorded on the carve-out financial statements for the years ending December 31, 2004 and 2005 and the four month period ended April 30, 2006 along with corresponding interest expense recorded at the rate in effect on the portion of the same tranche of subordinated debt that remained at Roman. No amount of Roman’s goodwill associated with its acquisition of Boehmer Box has been allocated to the Business. As at September 30, 2005, Roman’s interim consolidated financial statements included goodwill of $25,477. No financial statements of Roman were issued in respect of periods subsequent to September 30, 2005; however, Roman would likely have recorded an impairment charge in respect of its goodwill in the fourth quarter 2005.

The Business was a division of Roman and accordingly did not historically file its own income tax returns. The Business’ financial statement’s tax expense has been imputed based on the combined Canadian federal and provincial tax rates in effect for the relevant periods.

Roman’s Paperboard and Packaging Business
Notes to the Carve-Out Financial Statements (continued)

NOTE 2—Operations

The Business is a manufacturer of paperboard and paperboard packaging products which are sold primarily in Canada and the United States. Manufacturing facilities are located in Kitchener and Napanee, Ontario.

NOTE 3—Summary of Significant Accounting Policies

The carve-out financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The Company’s significant accounting policies are summarized below. NOTE 13 provides a reconciliation of Canadian GAAP to generally accepted accounting principles in the United States.

Use of Estimates

The preparation of the carve-out financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates consist primarily of the allowances for doubtful accounts, inventory valuation and obsolescence reserves, accrued liabilities, the useful lives and valuation of long-lived assets, including machinery and equipment, and the accounting for pension benefits. The Business bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time. Actual amounts could differ from estimates and under different assumptions or conditions.

Trade Accounts Receivable

Trade accounts receivable are stated at amounts believed by management to be the net realizable value. Credit is extended to customers based on an evaluation of credit reports, payment practices and, in most cases, financial condition. The Business provides for doubtful accounts based upon past history and considers economic circumstances surrounding particular customers. The Business writes off accounts receivable when it becomes apparent the amounts will not be collected. The Business does not accrue interest on past due receivables. Trade accounts receivable are considered past due when payment has not been received within the standard payment terms. As of December 31, 2005 and April 30, 2006, the Business did not have a concentration of credit risk to any individual customer or counterparty.

Trade accounts receivable consists of the following:

	December 31, 2005	April 30, 2006
	(Amounts in Canadian dollars)
Trade accounts receivable—gross	$16,499	$15,998
Allowance for doubtful accounts	(253)	(260)
Trade accounts receivable, net	$16,246	$15,738

Roman’s Paperboard and Packaging Business
Notes to the Carve-Out Financial Statements (continued)

NOTE 3—Summary of Significant Accounting Policies (continued)

Inventories

Inventories are valued at the lower of average cost or net realizable value. Costs of inventories include all costs directly associated with the production process; including materials, labour, and production overhead.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost, and is amortized using the straight-line method over its estimated useful lives at the following annual rates:

Years
Buildings	10-33
Machinery and equipment	3-15
Computer hardware and software	3-5
Outside structures	10-33
Other	5-10

Depreciation is not provided on land or on property, plant and equipment under construction and not yet put into service. Depreciation expense for the years ended December 31, 2004 and 2005 and the four month period ended April 30, 2006, was $7,984, $8,944, and $3,102, respectively.

Financial Instruments

The carrying amounts of accounts receivable, accounts payable and accrued liabilities are an approximation of fair value, as they are short-term in nature. The carrying value of capital lease obligations approximates fair value as the Business’ borrowing rate for similar financial instruments is not materially different.

Hedging Relationships

Effective January 1, 2004, the Business applied Accounting Guideline (“AcG”) 13, Hedging Relationships. AcG-13 requires the Business to have detailed documentation to identify, designate, and assess the effectiveness of hedging relationships for the purposes of applying hedge accounting. Any hedging relationships that do not meet the criteria must be recorded at fair value and any changes in fair value, including unrealized gains or losses, must be recognized in the period. As of December 31, 2005 and April 30, 2006, there were no hedge relationships in place.

Foreign Currency

Foreign currency transactions are translated at the rate in effect on the transaction date. Assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the year-end rate of exchange.

Roman’s Paperboard and Packaging Business
Notes to the Carve-Out Financial Statements (continued)

NOTE 3—Summary of Significant Accounting Policies (continued)

Impairment of Long-lived Assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable by comparing their carrying amount to the sum of the future undiscounted cash flows expected to result from their use and eventual disposition. An impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable to the extent that the carrying amount exceeds its fair value.

Revenue Recognition and Shipping and Handling Expenses

Revenues are recognized upon shipment when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, the customer takes title and assumes the risks and rewards of ownership and collectibility is probable. Shipping and handling revenues are included as a component of revenues and shipping and handling expenses are included in cost of goods sold.

Employee Benefit Plans, Pension Expense and Future Benefit Obligations

The Business sponsors a defined benefit and defined contribution pension plan for certain of its employees. Under the defined benefit plan the projected benefit method prorated on service is used to determine the accrued benefit obligation because the pension benefits have been determined with regards to salary or wage increases. The expected return on assets is based on the fair value of assets.

The excess of unamortized actuarial gains or losses over 10% of the greater of the fair value of plan assets and the benefit obligation is amortized over the average remaining service period of active employees. Past service costs arising from plan amendments are amortized over the average remaining service period of the active employees as of the effective date of the amendment, on a straight-line basis.

The Business also sponsors a defined contribution pension plan for certain of its employees. The cost of contributions made by the Business to match employee contributions under the defined contribution plan is expensed in the period during which the employee contributions are made.

Roman’s Paperboard and Packaging Business
Notes to the Carve-Out Financial Statements (continued)

NOTE 4—Inventories, net

Inventories by component are as follows:

	December 31, 2005	April 30, 2006
	(Amounts in Canadian dollars)
Raw materials	$2,115	$1,372
Work in-progress	571	815
Finished goods	16,689	14,402
Supplies	1,605	2,154
Inventories, net	$20,980	$18,743

NOTE 5—Property, Plant and Equipment, net

Property, plant and equipment by component is as follows:

	December 31, 2005
	Cost	Accumulated depreciation	Net amount
	(Amounts in Canadian dollars)
Land	$767	$—	$767
Buildings	16,245	5,868	10,377
Machinery and equipment	101,165	52,884	48,281
Computer hardware and software	6,855	4,690	2,165
Outside structures	5,805	3,847	1,958
Other	903	442	461
Totals	$131,740	$67,731	$64,009

	April 30, 2006
	Cost	Accumulated depreciation	Net amount
	(Amounts in Canadian dollars)
Land	$767	$—	$767
Buildings	16,245	6,141	10,104
Machinery and equipment	101,505	55,233	46,272
Computer hardware and software	6,954	5,031	1,923
Outside structures	5,811	3,963	1,848
Other	903	465	438
Totals	$132,185	$70,833	$61,352

Selling, general and administrative expenses for the year ended December 31, 2005, includes $866 in losses resulting from the Business’ sale of equipment during that year.

Roman’s Paperboard and Packaging Business
Notes to the Carve-Out Financial Statements (continued)

NOTE 6—Vendor Deposits

During the four month period ended April 30, 2006, the Business paid approximately $1,300 in refundable deposits to various vendors. The vendors would either reimburse these amounts or apply the proceeds to future purchases by the Business or applicable successor (see NOTE 11). These deposits are included in other assets in the accompanying carve-out balance sheet as of April 30, 2006.

NOTE 7—Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	December 31, 2005	April 30, 2006
	(Amounts in Canadian dollars)
Trade payables	$11,481	$12,668
Salaries, wages, and benefits	1,393	1,644
Rebates	893	1,224
Other accrued liabilities	2,740	1,137
Accounts payable and accrued liabilities	$16,507	$16,673

NOTE 8—Debt

On March 1, 2002, Roman issued subordinated notes with its lenders. As further discussed in NOTE 1, Roman historically recorded all debt and interest expenses on its financial statements and did not “push down” any debt to its subsidiaries or divisions. As part of the sale transaction that resulted through the March 31, 2006 creditor protection and reorganization proceeding, CanAmPac agreed to assume $7.0 million of Roman’s subordinated debt. As a result, $7.0 million of subordinated debt is recorded on the carve-out financial statements herein with the interest expense recorded with an effective interest rate that approximated 25%, the rate in effect at Roman. The debt was due January 28, 2009 and interest only payments were required on a quarterly basis. The interest expense due to Roman was recorded through divisional equity.

As of April 30, 2006, the Business’ future principal payments on subordinated debt obligations are as follows for the periods ending December 31:

Amounts in Canadian dollars
2006	$—
2007	—
2008	—
2009	7,000
Subordinated debt as of April 30, 2006	$7,000

Roman’s Paperboard and Packaging Business
Notes to the Carve-Out Financial Statements (continued)

NOTE 9—Capital Leases

During the year ended December 31, 2005, the Business acquired new machinery and equipment under a lease that qualified as a capital lease. The lease obligation bears an annual interest rate of 7.33%.

As of April 30, 2006, the Business’ future principal payments on capital lease obligations are as follows for the periods ending December 31:

Amounts in Canadian dollars
2006	$1,025
2007	1,537
2008	1,537
2009	1,537
2010 and thereafter	1,483
Less amount representing interest	(929)
Capital lease obligation as of April 30, 2006	6,190
Less current portion	(1,168)
Long term debt as of April 30, 2006	$5,022

NOTE 10—Employee Benefit Plans

Defined Benefit Plan

Description of Plan

The Business sponsors a contributory defined benefit pension plan for certain of its employees. The defined benefit pension is based on an employee’s final average earnings and service upon retirement. The plan is periodically amended as a result of collective bargaining negotiations.

Total Cash Payments

The total cash payments made during the years ended December 31, 2004 and 2005 and the four month period ended April 30, 2006 by the Business to the plan were approximately $2,409, $2,458, and $808, respectively. The cash payments consisted of contributions required to fund the pension plan in respect of current service accruals and special payments made to liquidate the unfunded liability.

Roman’s Paperboard and Packaging Business
Notes to the Carve-Out Financial Statements (continued)

NOTE 10—Employee Benefit Plans (continued)

Measurement Date

The measurement date for the fair value of plan assets and the accrued benefit obligation is as of December 31, 2005. The most recent actuarial valuation of the pension plan for calendar year 2005 and year-to-date April 2006 funding purposes was at January 1, 2005.

	December 31,		April 30,
	2004	2005	2006
	(Amounts in Canadian dollars)
Change in accrued benefit obligation:
Accrued benefit obligation at the beginning of the period	$31,675	$36,097	$41,256
Actuarial loss (gain)	2,743	5,085	(5,199)
Plan amendments related to service requirements	—	(1,637)	—
Current service cost	958	1,059	474
Interest cost	2,016	2,092	691
Benefits and expenses paid	(1,295)	(1,440)	(517)
Accrued benefit obligation at the end of the period	$36,097	$41,256	$36,705
Change in plan assets:
Fair value of plan assets at the beginning of the period	$24,925	$28,572	$33,104
Actual return on plan assets	2,203	3,106	1,332
Employer contributions	2,409	2,458	808
Employee contributions	329	408	150
Benefits and expenses paid	(1,294)	(1,440)	(517)
Fair value of plan assets at the end of the period	$28,572	$33,104	$34,877

	%	%	%
Significant actuarial assumptions used to determine accrued benefit obligation as of:
Discount rate	6.0	5.0	5.0
Rate of compensation increase	3.5	3.5	—
Percentage of plan assets:
Equity securities	56.3	60.1	60.1
Fixed income	34.2	37.9	37.9
Other	9.5	2.0	2.0
Total	100.0	100.0	100.0
Reconciliation of the funded status of the defined benefit plan to the amounts recorded in the financial statements:
Funded status—plan deficit	$7,525	$8,152	$1,827
Unamortized net actuarial losses	(5,719)	(9,557)	(3,639)
Unamortized past service cost	(18)	1,546	1,497
Net accrued (benefit) liability	$1,788	$141	$(315)

Roman’s Paperboard and Packaging Business
Notes to the Carve-Out Financial Statements (continued)

NOTE 10—Employee Benefit Plans (continued)

	Years ended December 31,		Four month period ended April 30,
	2004	2005	2006
	(Amounts in Canadian dollars)
Net periodic benefit costs:
Employer portion of current service cost	$629	$651	$323
Interest cost	2,016	2,093	691
Actual return on plan assets	(2,203)	(3,106)	(1,332)
Actuarial losses (gains)	2,743	5,085	(5,199)
Plan amendments related to service requirements	—	(1,637)	—
Elements of employee future benefit costs before adjustments to recognize the long-term nature of employee future benefit costs	3,185	3,086	(5,517)
Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets for the period	350	1,053	555
Difference between recognized and actual actuarial loss	(2,730)	(4,892)	5,363
Difference between amortization of past service cost for year and actual plan amendments cost for the period	2	1,564	(49)
Subtotal	(2,378)	(2,275)	5,869
Pension costs recognized	$807	$811	$352

	%	%	%
Significant actuarial assumptions used to determine benefit cost for the period ended:
Discount rate	6.3	6.0	5.0
Expected long-term rate of return on assets	7.1	6.5	6.5
Rate of compensation increase	3.5	3.5	3.5

Defined Contribution Plan

The cost of contributions made by the Business to match employee contributions under the defined contribution plan is expensed in the period during which the employee contributions are made. The Business made contributions of $253, $272, and $213 to the defined contribution plan during the years ended December 31, 2004 and 2005 and the four month period ended April 30, 2006, respectively.

NOTE 11—Commitments and Contingencies

The Business is from time to time involved in various types of litigation concerning claims arising in the ordinary course of business. The Business does not believe that any pending or threatened litigation will have a material adverse effect on the Business’ financial condition, results of operations, or liquidity.

As of December 31, 2005 and April 30, 2006, the Business had contractual commitments with contractors of $198 and $116, respectively.

Roman’s Paperboard and Packaging Business
Notes to the Carve-Out Financial Statements (continued)

NOTE 11—Commitments and Contingencies (continued)

As of April 30, 2006, future minimum commitments on non-cancelable leases of vehicles, premises, and office equipment were as follows for the periods ending December 31:

Amounts in
Canadian dollars
2006	$2,270
2007	2,442
2008	2,168
2009	1,967
2010 and thereafter	1,978
Total minimum lease payments	$10,825

During the year ended December 31, 2004, the Business had commitments outstanding related to the following hedging relationships:  (i) 1000 tons per month of Old Newspapers (8), which expired January 31, 2005. The Business paid a fixed price per ton and received the floating price per ton based on the transacted paper stock prices for Old Newspapers (8) Chicago High as published by the Official Markets report; (ii) 1,500 Gigajoules/day of natural gas, which expired October 31, 2005. The Business paid a fixed price per Gigajoule and received a floating price per Gigajoule based on the AECO Daily Index; and (iii) 19,997 MWh of electricity, which expired April 30, 2005. The Business paid a fixed price as expressed in dollars per MWh and received a floating price expressed in dollars per MWh based on the Hourly Ontario Energy Price. The fair values of these contracts as at the beginning and end of each financial period presented in these carve-out financial statements were not material.

NOTE 12—Employee Severance

During the year ended December 31, 2005 and the four month period ended April 30, 2006, the Business recorded severance and related benefit charges for various former employees. The Business reported these severance and benefit charges as restructuring expenses in the accompanying carve-out statement of operations. As of April 30, 2006, the Business had no other outstanding severance reserve.

Roman’s Paperboard and Packaging Business
Notes to the Carve-Out Financial Statements (continued)

NOTE 13—Reconciliation to United States Generally Accepted Accounting Principles

The carve-out financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Business, differs in certain respects from U.S. GAAP. The differences relate to Accrued Employee Future Benefits. Under U.S. GAAP, a minimum pension liability adjustment must be recorded when the accumulated benefit obligation of a plan is greater than the fair value of its assets. If a minimum pension liability is required, an intangible asset of an equal amount is recorded, provided that the asset recognized does not exceed the amount of unrecognized past service costs. The excess of the minimum pension liability over the intangible asset is recorded in other comprehensive income, a separate component of divisional equity.

The impact of the differences between Canadian GAAP and U.S. GAAP on divisional equity, the balance sheet, net income (loss) and comprehensive income (loss) are as follows:

Reconciliation of divisional equity	December 31, 2005	April 30, 2006
	(Amounts in Canadian dollars)
Divisional equity under Canadian GAAP	$71,703	$69,142
U.S. GAAP adjustment:
Cumulative other comprehensive income	(3,220)	(2,143)
Divisional equity under U.S. GAAP	$68,483	$66,999

	December 31, 2005		April 30, 2006
Reconciliation of the balance sheet	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	(Amounts in Canadian dollars)
Accrued employee future benefit liability (asset)	$141	$3,361	$(315)	$1,828

p

	Years ended December 31,		Four month period ended April 30,
Reconciliation of net income (loss) and comprehensive income (loss)	2004	2005	2006
	(Amounts in Canadian dollars)
Net income (loss) under Canadian and U.S. GAAP	$3,345	$(2,586)	$(152)
Change in minimum pension liability	(2,046)	(223)	1,078
Deferred tax impact of change in minimum pension liability	739	74	(390)
Comprehensive income (loss) under U.S. GAAP	$2,038	$(2,735)	$536

Protective Packaging
(A Division of Ivex Packaging Corporation)

Page(s)
Report of Independent Registered Public Accounting Firm	F-158
Combined Financial Statements
Combined Balance Sheets	F-159
Combined Statements of Operations	F-160
Combined Statements of Cash Flows	F-161
Notes to the Combined Financial Statements	F-162

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355-6000

Report of Independent Registered Public Accounting Firm

To the Shareholder of
Ivex Packaging Corporation

In our opinion, the accompanying combined balance sheets and the related combined statements of operations and of cash flows present fairly, in all material respects, the financial position of Protective Packaging (a Division of Ivex Packaging Corporation) (the “Division”) at September 15, 2005 and December 31, 2004 and the results of its operations and its cash flows for the period from January 1, 2005 through September 15, 2005 and the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Ivex’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
July 21, 2006

Protective Packaging
(A Division of Ivex Packaging Corporation)

Combined Balance Sheets

	September 15, 2005	December 31, 2004
	(in thousands of U.S. dollars)
Assets
Current assets
Cash and cash equivalents	$3	$3
Accounts receivable trade, net	5,976	6,417
Inventories	4,648	4,562
Prepaid natural gas	768	680
Other prepaid expenses and current assets	400	508
Foreign income tax receivable	303	—
Deferred income taxes, current portion	215	243
Total current assets	12,313	12,413
Property, plant and equipment
Buildings and improvements	8,683	8,683
Machinery and equipment	29,588	30,992
Construction-in-progress	48	113
	38,319	39,788
Less: Accumulated depreciation	(13,723)	(11,104)
	24,596	28,684
Land	1,428	1,428
Total property, plant and equipment, net	26,024	30,112
Other assets
Held for sale	1,150	1,150
Intangible assets, net of accumulated amortization	2,600	2,709
Prepaid pension	—	15
Total other assets	3,750	3,874
Total assets	$42,087	$46,399
Liabilities
Current liabilities
Accounts payable and accrued invoices	$4,563	$4,488
Accrued salaries, wages and benefits	517	752
Accrued foreign income taxes	—	612
Workers’ compensation reserves	129	208
Accrued taxes, other than income	545	408
Accrued rebates and discounts	136	106
Accrued returns and allowances	93	71
Total current liabilities	5,983	6,645
Pension liabilities	683	654
Deferred income taxes	6,362	7,137
Total liabilities	13,028	14,436
Commitments and contingencies
Divisional Equity
Divisional equity	29,059	31,963
Total liabilities and divisional equity	$42,087	$46,399

The accompanying notes are an integral part of these financial statements.

Protective Packaging
(A Division of Ivex Packaging Corporation)

Combined Statements of Operations

	January 1, 2005 through September 15, 2005	December 31, 2004
	(in thousands of U.S. dollars)
Net sales
Sales	$44,522	$86,291
Sales to affiliates	1,527	1,975
	46,049	88,266
Cost of goods sold, exclusive of depreciation and amortization	40,980	75,950
Gross profit	5,069	12,316
Operating expenses
Selling	2,020	3,028
Administrative	3,486	4,741
Depreciation and amortization	2,901	4,434
Loss (Gain) on asset disposals	1,500	(376)
Impairment of long-lived assets	—	6,799
Total operating expenses	9,907	18,626
Loss from operations before income taxes	(4,838)	(6,310)
Income tax benefit	(1,692)	(2,351)
Net loss	$(3,146)	$(3,959)

The accompanying notes are an integral part of these financial statements.

Protective Packaging
(A Division of Ivex Packaging Corporation)

Combined Statements of Cash Flows

	January 1, 2005 through September 15, 2005	December 31, 2004
	(in thousands of U.S. dollars)
Cash flows from operating activities
Net loss	$(3,146)	$(3,959)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation of properties	2,792	4,277
Amortization of intangible assets	109	157
Deferred income taxes	(1,389)	(2,963)
Loss (Gain) on asset disposals	1,500	(376)
Impairment of long-lived assets	—	6,799
Pension liabilities	(6)	(661)
Change in operating assets and liabilities
Accounts receivable trade, net	441	2,161
Inventories	(86)	1,220
Prepaid expenses and other current assets	20	(221)
Accounts payable and accrued invoices	75	465
Accrued foreign taxes	(915)	(626)
Accrued expenses and other current liabilities	(125)	(1,316)
Net cash (used by) provided from operating activities	(730)	4,957
Cash flows from financing activities
Activity with Parent and other, net	715	(5,850)
Net cash provided from (used by) financing activities	715	(5,850)
Cash flows from investing activities
Capital expenditures	(237)	(431)
Proceeds from sale of property, plant and equipment	195	1,224
Net cash (used by) provided from investing activities	(42)	793
Net decrease in cash	(57)	(100)
Effect of exchange rate changes on each	57	99
Cash at
Beginning of year	3	4
End of period	$3	$3

Protective Packaging
(A Division of Ivex Packaging Corporation)

Notes to the Combined Financial Statements
(in thousands of U.S. dollars)

1.   Description of Business and Basis of Presentation

Protective Packaging (the “Division”), headquartered in Bridgeview, Illinois, is a combination of a number of wholly owned business units of Ivex Packaging Corporation (“Ivex” or “Parent”). Ivex was acquired by Alcoa Inc. (“Alcoa”) effective July 1, 2002. The Division manufactures paper and film products for protective packaging and a variety of recycled kraft paper made from post-consumer and post-industrial fibers. These products are marketed primarily to commercial users, manufacturers and integrated paper producers.

On a stand-alone basis, the Division is comprised of two operating segments based on management decisions as to resource allocation. On September 15, 2005, the Division’s ultimate parent, Alcoa, sold substantially all of the Division’s assets to Forest Resources LLC for $12,500 in cash and the assumption of certain liabilities. Effective with the sale of the Division on September 15, 2005, management has decided to allocate resources based on two segments: Packaging and Paper Mills. The Packaging segment consists of the following locations: Bellwood, Bridgeview, Visalia in the United States of America, Toronto and Longueuil in Canada, United Kingdom and Malaysia. The Paper Mills segment consists of the following locations: Joliet, Illinois; Peoria, Illinois; and Chagrin Falls, Ohio in the United States of America.

The Division closed two of its other operations in 2004: the Chagrin Falls, Ohio location was closed in June of 2004 and the United Kingdom location was closed in August of 2004. Continued deterioration of market conditions in the paper industry, difficult economic conditions, and continued negative financial performance caused the Division to deem the Chagrin Falls facility an unfeasible facility to continue to operate. The Division’s United Kingdom operation performed the same function in Europe as its Malaysian operation had in Asia, also for the same customer. The customer was unable to secure growth in Europe, again causing closure of the Division’s operation. This same customer informed the Division in late July of 2004 that a major portion of the Division’s business would be lost as of the fourth quarter of 2004.

In 2004, a building at the Bellwood facility was sold for $1,025 resulting in a gain on asset sale of $182. This building was classified as held for sale as of December 31, 2003.

In July 2005, the Division sold various pieces of machinery and equipment related to the manufacturing of coffee sleeves. These assets were sold for $116 and resulted in a loss on sale of assets of $1,465.

The Division’s combined financial statements reflect the financial position and results of operation of the Division on a carve-out basis from the books and records of Alcoa. The combined statement of operations includes all items of revenue and income generated by the Division, and all items of expense directly incurred by the Division. These include expenses charged to the Division by Alcoa in the normal course of business. The financial statements reflect amounts that have been pushed down from Alcoa in order to depict the financial position, results of operations and cash flows of the Division on a stand-alone basis. As a result of recording these amounts, the financial statements of the Division may not be indicative of the results that would be presented if the Division had operated as an independent stand-alone entity. For additional information concerning expenses charged to the Division by Alcoa, see Note 7.

Protective Packaging
(A Division of Ivex Packaging Corporation)

Notes to the Combined Financial Statements (continued)
(in thousands of U.S. dollars)

2.   Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas that require significant judgments, estimates and assumptions include the accounting for pension and other post-employment benefits, environmental matters, the testing of property, plant and equipment and other indefinite-lived intangible assets for impairment and tax matters. Management uses historical experience and all available information to make these judgments. Actual results could differ from those estimates upon subsequent resolution of identified matters.

Principles of Combination

All significant intercompany balances and transactions within the Division have been eliminated. Payables and receivables with the Division’s Parent and affiliates are recorded as a component of divisional equity. The Division is part of a cash pooling arrangement with lvex or Alcoa.

Cash and Cash Equivalents

All highly liquid securities with a maturity of three months or less when purchased are considered cash equivalents.

Revenue Recognition

The Division recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the amount is fixed or determinable, and collectibility is probable. The Division’s customers assume title to the product upon shipment of products to the customer by the Division. Revenues are recorded net of allowances for cash discounts provided to customers for early payment and returns. Amounts invoiced for shipping and handling costs and the actual costs incurred are included in both net sales and cost of goods sold.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Division’s best estimate of the amount of probable credit losses in our existing accounts receivable. The Division determines the allowance based on historical write-off experience. The Division reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when it is probable the receivable will not be recovered. The Division does not have any off-balance-sheet credit exposure related to its customers.

Protective Packaging
(A Division of Ivex Packaging Corporation)

Notes to the Combined Financial Statements (continued)
(in thousands of U.S. dollars)

2.   Summary of Significant Accounting Policies (continued)

Accounts receivable from sales to customers are unsecured and are comprised of the following:

	September 15, 2005	December 31, 2004
Accounts receivable	$6,170	$6,565
Allowance for doubtful accounts	(194)	(148)
	$5,976	$6,417

No single customer’s sales or trade receivables exceeded 10% in 2005 or 2004.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out (“FIFO”) method to determine the cost of raw materials and finished goods. Such cost includes raw materials, direct labor and manufacturing overhead.

	September 15, 2005	December 31, 2004
Raw materials	$2,073	$2,364
Work-in-process	238	258
Finished goods	2,337	1,940
	$4,648	$4,562

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Maintenance and repair costs are charged to expense as incurred; major improvements are capitalized. Gains and losses on disposition of property, plant and equipment are reflected as gain (loss) on asset disposals on the income statement. Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Building and improvements	30 years
Machinery and equipment	3-15 years

Intangible Assets

Intangible assets with finite useful lives are amortized on a straight-line basis over the periods benefited, with a weighted-average useful life of 20 years. Amortization expense is expected to be approximately $155 over each of the next five years. Intangible assets are comprised completely of customer contracts.

Protective Packaging
(A Division of Ivex Packaging Corporation)

Notes to the Combined Financial Statements (continued)
(in thousands of U.S. dollars)

2.   Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. If the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

In 2004, as a result of the continued deterioration of the paper market and closing of the Chagrin Falls, Ohio facility, the Division recognized an impairment of $6,799 on the Chagrin Falls facility in the results of operations. The assets have been written down to their net realizable value based on management’s best estimate of fair value less costs to sell.

Casualty Losses

The Division is self-insured for health care coverage, workers’ compensation, and general liability. Liabilities are recorded when they are probable and estimable as of the reporting date. The Division relies on historical trends and the use of third-party consultants when determining the appropriate reserves.

Income Taxes

The results of the Division’s operations are included in the consolidated income tax returns as filed by Ivex or Alcoa. There is no formal intercompany tax allocation arrangement between the Division and Ivex or Alcoa. The Division’s income tax provision included in these financial statements reflects the tax position of the Division on a “separate-return” basis. The provision includes income taxes paid or payable for the current year plus the change in deferred taxes during the year. Income taxes payable for U.S. federal purposes and net operating losses are recorded as a component of divisional equity.

Deferred income taxes have been provided under the liability method. Deferred income tax assets and liabilities are determined based upon differences between the financial statement and tax bases of assets and liabilities, as measured by the enacted tax rate which will be in effect when these differences are expected to reverse. Deferred income tax expense is the result of changes in the deferred tax assets and liabilities. A valuation allowance is provided to reduce deferred tax assets when it is more likely than not that some portion or the entire deferred income tax asset will not be realized.

Employee Benefit Plans

The Division maintains defined-contribution and defined-benefit plans covering substantially all employees. All non-union Division employees are eligible to participate in Ivex’s defined-contribution plans. The Division’s contributions to the defined-contribution plans are determined by matching employee contributions and by discretionary contributions. Defined-benefit plan contributions are determined by independent actuaries and are generally funded in the minimum annual amount required by the Employee Retirement Income Security Act of 1974.

Protective Packaging
(A Division of Ivex Packaging Corporation)

Notes to the Combined Financial Statements (continued)
(in thousands of U.S. dollars)

2.   Summary of Significant Accounting Policies (continued)

Foreign Currency Translation

The financial statements of the Division’s foreign subsidiaries are maintained in local currency, which is the functional currency. The balance sheets of these subsidiaries are translated at exchange rates in effect at the balance sheet date and the related statements of operations are translated at weighted-average rates of exchange for the year. Translation adjustments resulting from this process are reflected as a component of divisional equity. Gains and losses from foreign exchange transactions are recorded in the results from operations. Foreign exchange transaction losses were $85 and $131 for the period from January 1, 2005 through September 15, 2005 and the year ended December 31, 2004, respectively.

Fair Value of Financial Instruments

The carrying amount of financial instruments approximates their estimated fair value based on market prices for the same or similar type of financial instruments because of the short term maturity of the instruments.

Change in Vacation Policy

Effective January 1, 2004, the Division changed its policy for vacation for salaried and non-union hourly employees from a vacation policy which was based on eligibility from prior year’s service to one which is earned throughout the year for each day worked. The impact of this change in policy is a reduction in expense in 2004 of approximately $200.

3.   Income Taxes

The income tax benefit for the period January 1, 2005 through September 15, 2005 and for the year ended December 31, 2004 is as follows:

	For the period from January 1, 2005 through September 15, 2005	December 31, 2004
Current
U.S. federal	$—	$—
Foreign	(303)	612
	(303)	612
Deferred
U.S. federal	(955)	(2,791)
Foreign	(395)	32
State and local	(39)	(204)
	(1,389)	(2,963)
	$(1,692)	$(2,351)

Protective Packaging
(A Division of Ivex Packaging Corporation)

Notes to the Combined Financial Statements (continued)
(in thousands of U.S. dollars)

3.   Income Taxes (continued)

Reconciliation of the benefit for income taxes to the amount computed using the U.S. federal statutory tax rate:

	For the period from January 1, 2005 through September 15, 2005	December 31, 2004
Amount computed using the statutory rate	$(1,693)	$(2,209)
Increase (reduction) in taxes resulting from:
Taxes on foreign income	27	(10)
State taxes, net of federal benefit	(26)	(132)
	$(1,692)	$(2,351)

The components of net deferred tax liabilities follow:

	September 15, 2005	December 31, 2004
Deferred tax assets
Employee benefits	$223	$250
Accrued expenses	38	39
Deferred income	70	71
Amortization of deductible goodwill	452	512
Total deferred tax assets	783	872
Deferred tax liabilities
Property, plant and equipment	6,930	7,766
Total deferred tax liabilities	6,930	7,766
Net deferred tax liabilities	$6,147	$6,894

Protective Packaging
(A Division of Ivex Packaging Corporation)

Notes to the Combined Financial Statements (continued)
(in thousands of U.S. dollars)

4.   Divisional Equity and Other Comprehensive Income (Loss)

	Divisional equity	Accumulated other comprehensive income (loss)	Total	Comprehensive income (loss)
Balance at December 31, 2003	$39,605	$3,719	$43,324	$5,663
Net loss	(3,959)		(3,959)	$(3,959)
Foreign currency adjustment		2,474	2,474	2,474
Other comprehensive loss, minimum pension liability adjustment, net of tax of $117		(216)	(216)	(216)
Activity with Parent and affiliates, net	(9,660)		(9,660)
Balance at December 31, 2004	25,986	5,977	31,963	$(1,701)
Net loss	(3,146)		(3,146)	$(3,146)
Foreign currency adjustment		1,253	1,253	1,253
Activity with Parent and affiliates, net	(1,011)		(1,011)
Balance at September 15, 2005	$21,829	$7,230	$29,059	$(1,893)

5.   Employee Benefit Plans

The Division maintains multiple defined-benefit plans for certain employees at its Joliet, Illinois, Bridgeview, Illinois (frozen plan which was terminated in 2005 after the sale) and Chagrin Falls, Ohio facilities (plan terminated in 2005 after the sale). Plans covering salaried employees provide benefits based on a formula that considers length of service and earnings during years of service. Plans covering hourly employees generally provide a specific amount of benefits for each year of service. Plan assets of the Division’s defined-benefit plans are invested in money market, equity and bond funds with the majority invested in money markets and equity funds. Postretirement benefits such as healthcare and life insurance benefits are not provided to employees. The plans’ measurement date is December 31.

The following table sets forth the funded status of these plans as of the date of the latest available actuarial valuation:

	September 15, 2005	December 31, 2004
Benefit obligation	$5,071	$5,089
Fair value of plan assets	3,782	3,782
Unfunded status	(1,289)	(1,307)
Unrecognized net actuarial loss	846	887
Net amount recognized	$(443)	$(420)

Protective Packaging
(A Division of Ivex Packaging Corporation)

Notes to the Combined Financial Statements (continued)
(in thousands of U.S. dollars)

5.   Employee Benefit Plans (continued)

	September 15, 2005	December 31, 2004
Amounts recognized in the balance sheet consist of
Prepaid pension	$—	$15
Accrued salaries, wages and benefits	(93)	(114)
Pension liabilities	(683)	(654)
	(776)	(753)
Other comprehensive loss	333	333
Net amount recognized	$(443)	$(420)

Weighted-average assumptions
Discount rate	6.0%	6.0%
Expected return on plan assets	5.9%	5.9%
Rate of compensation increase	0%-5%	0%-5%

Employer contributions to the plans were $114 and $841 in the period from January 1, 2005 through September 15, 2005 and the year ended December 31, 2004, respectively. The net periodic pension cost recognized under the Division’s defined benefit plans was $108 and $180 for the periods ended September 15, 2005 and December 31, 2004, respectively. Benefits paid out of plan assets (not Division’s assets) were $391 and $605 for the period from January 1, 2005 through September 15, 2005 and the year ended December 31, 2004, respectively. The total accumulated benefit obligations for the plans were $4,580 and $4,580 at September 15, 2005 and December 31, 2004, respectively.

On September 16, 2005, the plans remained with and are maintained by Alcoa.

The Division’s employees also participate in a defined-contribution plan sponsored by Ivex or Alcoa for which the Division recognized expense of $270 and $278 during the period from January 1, 2005 through September 15, 2005 and the year ended December 31, 2004, respectively.

6.   Commitments and Contingencies

The Division is subject to various claims arising in the ordinary course of business, and is party to various legal proceedings, which constitute ordinary routine litigation incidental to the business of the Division. In the opinion of the Division’s management, none of these proceedings or claims will have a material, adverse effect on the results of operations, liquidity or financial condition of the Division.

The Division is subject to extensive and changing federal, state, local and foreign environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes and the protection of the environment. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Division’s properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any of the Division’s properties, the Division may be held liable. From time to time, the Division is involved in regulatory proceedings and inquiries relating to compliance with environmental laws, permits and other environmental matters. The

Protective Packaging
(A Division of Ivex Packaging Corporation)

Notes to the Combined Financial Statements (continued)
(in thousands of U.S. dollars)

6.   Commitments and Contingencies (continued)

Division is currently involved with ongoing maintenance at certain of its facilities which are expensed as incurred. There is no environmental remediation currently taking place, and thus no accrual is required. No assurance can be given, however, that additional environmental issues relating to the presently known remediation matters or identified sites or to other sites or matters will not require additional investigation, assessment or expenditures.

Certain facilities, mobile equipment and vehicles used by the Division are under non-cancelable operating lease agreements of Alcoa, some of which contain renewal options, escalation clauses and requirements that the Division pay taxes, insurance and maintenance costs. Rental expense for the periods ended September 15, 2005 and December 31, 2004 was $920 and $1,235, respectively.

Approximate future minimum annual rental payments under non-cancelable operating lease agreements are as follows:

Last quarter of 2005	$326
2006	1,126
2007	945
2008	883
2009	854
2010 and thereafter	401
$4,535

7.   Related Party Transactions

During the normal course of operations, the Division enters into transactions with entities that are under common ownership control of Alcoa. Although the transactions are recorded at arms-length, there can be no assurance that if entered into with unrelated third parties, the same terms and conditions would apply. All intercompany and intersegment transactions have been properly eliminated.

Sales

The Division recorded net sales of $1,527 and $1,975 to affiliated companies in the period from January 1, 2005 through September 15, 2005 and for the year ended December 31, 2004, respectively.

Service Fees

The Division is allocated charges from the parent company, Alcoa, for services it receives from the parent and certain transactions executed by the Parent on behalf of the Division. Such services include information technology (IT), property insurance, health and safety services, and other corporate allocations. The Division was charged $255 and $634 for these services, the majority of which is for information technology services in the period from January 1, 2005 through September 15, 2005 and the year ended December 31, 2004, respectively. In anticipation of the sale of the Division, the Parent began to transition the services once executed by the Parent on behalf of the Division to the Division, thus reducing the service fees charged to the Division.

Protective Packaging
(A Division of Ivex Packaging Corporation)

Notes to the Combined Financial Statements (continued)
(in thousands of U.S. dollars)

8.   Segments

Effective with the sale of the Division on September 15, 2005, the Division is organized into two segments—paper mills and packaging. The Division’s management reporting system evaluates performance based on a number of factors; however, the primary measure of performance is the pre-tax operating income of each segment. Segment assets exclude income taxes. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note 2). Transactions between segments are established based on negotiation among the parties.

	For the period from January 1, 2005 through September 15, 2005
	Paper Mills	Packaging	Eliminations	Total
Sales:
Third-party sales	$18,395	$26,127	$—	$44,522
Sales to related divisions of Alcoa	—	1,527	—	1,527
Intersegment sales	4,350	—	(4,350)	—
Total sales	22,745	27,654	(4,350)	46,049
Profit and loss:
Depreciation and amortization	1,207	1,694	—	2,901
Segment operating income (loss)	(1,328)	(2,010)	—	(3,338)
Capital expenditures	—	237	—	237
Assets:
Working capital (excluding income taxes)	1,236	4,576	—	5,812
Property, plant and equipment	14,720	11,304	—	26,024
Total segment assets	$15,956	$15,880	$—	$31,836

	For the year ended December 31, 2004
	Paper Mills	Packaging	Eliminations	Total
Sales:
Third-party sales	$32,503	$53,788	$—	$86,291
Sales to related divisions of Alcoa	—	1,975	—	1,975
Intersegment sales	3,879	—	(3,879)	—
Total sales	36,382	55,763	(3,879)	88,266
Profit and loss:
Depreciation and amortization	2,135	2,299	—	4,434
Segment operating income (loss)	(2,923)	3,036	—	113
Capital expenditures	22	409	—	431
Assets:
Working capital (excluding income taxes)	1,836	4,301	—	6,137
Property, plant and equipment	15,894	14,218	—	30,112
Total segment assets	$17,730	$18,519	$—	$36,249

Protective Packaging
(A Division of Ivex Packaging Corporation)

Notes to the Combined Financial Statements (continued)
(in thousands of U.S. dollars)

8.   Segments (continued)

Geographic information for revenues, based on country of origin, and long-lived assets follows.

	For the period from January 1, 2005 through September 15, 2005	Year ended December 31, 2004
Revenues:
U.S.	$35,844	$65,175
Canada	10,205	22,031
Europe	—	1,060
Long-lived assets:*
U.S.	$23,126	$27,031
Canada	5,498	6,940

*                     Long-lived assets include property, plant and equipment and intangible assets.

Segment operating income (loss) excludes (gain) loss on asset disposals and impairment of long-lived assets as these expenses are not considered by management to be part of the on-going operations of the business. Following is the reconciliation of segment operating income (loss) to loss from operations and segment assets to total assets.

	For the period from January 1, 2005 through September 15, 2005	Year ended December 31, 2004
Segment operating income (loss)	$(3,338)	$113
Reconciling items:
(Loss) gain on asset disposals	(1,500)	376
Impairment of long-lived assets	—	(6,799)
Loss from operations	$(4,838)	$(6,310)

	September 15, 2005	December 31, 2004
Segment assets	$31,836	$36,249
Reconciling items:
Deferred income taxes, current portion	215	243
Foreign tax receivables	303	—
Intangible assets	2,600	2,709
Prepaid pension	—	15
Building, held for sale	1,150	1,150
Current liabilities, excluding accrued foreign income taxes	5,983	6,033
Total assets	$42,087	$46,399

Protective Packaging
(A Division of Ivex Packaging Corporation)

Notes to the Combined Financial Statements (continued)
(in thousands of U.S. dollars)

9.   New Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, “Inventory Costs—Amendment of ARB No. 43, Chapter 4.” This standard provides clarification that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges. Additionally, this standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this standard are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Division is currently evaluating the impact of this standard on the Division’s financial results.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,” (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. FIN 48 is effective in the first quarter of 2007. Management is currently evaluating the impact of this interpretation on the Company’s financial statements.

No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to who it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

Until                       , 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                 Common shares

ATLAS INDUSTRIES HOLDINGS LLC

PROSPECTUS

Book Runner

Ferris, Baker Watts

Incorporated

J.J.B. Hilliard, W.L. Lyons, Inc.

Oppenheimer & Co.

SMH CAPITAL Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.                 Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions and the representative non-accountable expense allowance) will be as follows:

SEC Registration Fee		$6,708
NASD Filing Fee		$22,350
Accounting Fees and Expenses	$	*
Printing and Engraving Expenses	$	*
Legal Fees and Expenses	$	*
Transfer Agent Fees	$	*
Blue Sky Services and Expenses	$	*
Miscellaneous(l)	$	*
Total	$	*

(1)             This amount represents additional expenses that may be incurred by the company or underwriters in connection with the offering over and above those specifically listed above, including distribution and mailing costs.

*                     To be filed by amendment.

Item 14.                 Indemnification of Directors and Officers.

Certain provisions of our LLC agreement are intended to be consistent with Section 145 of the Delaware General Corporation Law, which provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceedings to which he is, or is threatened to be made, a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceedings, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Our LLC agreement includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•       for any breach of the director’s duty of loyalty to the company or its members;

•       for acts or omissions not in good faith or a knowing violation of law;

•       regarding unlawful distributions and interest purchases analogous to Section 174 of the Delaware General Corporation Law; or

•       for any transaction from which the director derived an improper benefit.

Our LLC agreement provides that:

•       we must indemnify our directors and officers to the equivalent extent permitted by DGCL;

•       we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors; and

•       we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the extent permitted by Delaware law and may advance expenses as incurred to our other employees and agents, unless otherwise determined by our board of directors.

The indemnification provisions contained in our LLC agreement is not exclusive of any other rights to which a person may be entitled by law, agreement, vote of members or disinterested directors or otherwise.

In addition, we maintain insurance on behalf of our directors and executive officers and certain other persons insuring them against any liability asserted against them in their respective capacities or arising out of such status.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement, we have agreed to indemnify the underwriters and the underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 15.                 Recent Sales of Unregistered Securities.

The company has agreed to sell to AT Management a number of common shares in the company having an aggregate purchase price of approximately $17.8 million, at a per share price equal to the initial public offering price (calculated assuming a $15.00 per share initial public offering price and the current acquisition purchase price for each of Forest, CanAmPac and Pangborn) pursuant to an exemption from registration under Section 4(2) of the Securities Act. The sale of common shares was made pursuant to a share purchase agreement between the company and AT Management.

The company has agreed to sell to AT Investments a number of common shares in the company having an aggregate purchase price of approximately $18.3 million, at a per share price equal to the initial public offering price (calculated assuming a $15.00 per share initial public offering price and the current acquisition purchase price for each of Forest, CanAmPac and Pangborn) pursuant to an exemption from registration under Section 4(2) of the Securities Act. The sale of common shares was made pursuant to a share purchase agreement between the company and AT Investments.

The company has agreed to sell to Allstate Life Insurance Company a number of common shares in the company having an aggregate purchase price of approximately $80,355, at a per share price equal to the initial public offering price (calculated assuming a $15.00 per share initial public offering price and the current acquisition purchase price for each of Forest, CanAmPac and Pangborn) pursuant to an exemption from registration under Section 4(2) of the Securities Act. The sale of common shares was made pursuant to a share purchase agreement between the company and Allstate Life Insurance Company.

The company has agreed to sell to Hancock Mezzanine Partners III, LLC a number of common shares in the company having an aggregate purchase price of approximately $321,225, at a per share price equal to the initial public offering price (calculated assuming a $15.00 per share initial public offering price and the current acquisition purchase price for each of Forest, CanAmPac and Pangborn) pursuant to an exemption from registration under Section 4(2) of the Securities Act. The sale of common shares was made pursuant to a share purchase agreement between the company and Hancock Mezzanine Partners III, LLC.

The company has agreed to sell to John Hancock Life Insurance Company a number of common shares in the company having an aggregate purchase price of approximately $5.4 million, at a per share price equal to the initial public offering price (calculated assuming a $15.00 per share initial public offering price and the current acquisition purchase price for each of Forest, CanAmPac and Pangborn) pursuant to an exemption from registration under Section 4(2) of the Securities Act. The sale of common shares was made pursuant to a share purchase agreement between the company and John Hancock Life Insurance Company.

The company has agreed to sell to John Hancock Variable Life Insurance Company a number of common shares in the company having an aggregate purchase price of approximately $343,065, at a per share price equal to the initial public offering price (calculated assuming a $15.00 per share initial public offering price and the current acquisition purchase price for each of Forest, CanAmPac and Pangborn) pursuant to an exemption from registration under Section 4(2) of the Securities Act. The sale of common shares was made pursuant to a share purchase agreement between the company and John Hancock Variable Life Insurance Company.

Item 16.                 Exhibits and Financial Statement Schedules.

(a)   The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
2.1	Form of Forest Purchase Agreement*
2.2	Form of CanAmPac Purchase Agreement*
2.3	Form of Pangborn Purchase Agreement*
2.4	Form of Metal Purchase Agreement*
3.1	Certificate of Formation of Atlas Industries Holdings LLC**
3.2	Certificate of Amendment to the Certificate of Formation**
3.3	Second Amended and Restated Operating Agreement, dated as of April 25, 2007, of Atlas Industries Holdings LLC**
3.4	Form of Third Amended and Restated Operating Agreement of Atlas Industries Holdings LLC*
4.1	Specimen certificate evidencing a common share of Atlas Industries Holdings LLC *
5.1	Legality Opinion*
8.1	Tax Opinion*
10.1	Form of Management Services Agreement by and between Atlas Industries Holdings LLC and Atlas Industries Management LLC
10.2	Form of 2007 Omnibus Common Share Incentive Plan*
10.3	Form of Registration Rights Agreement by and among Atlas Industries Holdings LLC, Atlas Titan Investments LLC and Atlas Titan Management Investments LLC*
10.4	Form of Supplemental Put Agreement by and between Atlas Industries Holdings LLC and Atlas Industries Management LLC
10.5	Form of Management Services Agreement by and between Atlas Industries Management LLC and Forest Resources LLC*
10.6	Form of Management Services Agreement by and between Atlas Industries Management LLC and CanAmPac ULC*
10.7	Form of Management Services Agreement by and between Atlas Industries Management LLC and Capital Equipment Resources LLC*

10.8	Common Share Purchase Agreement by and between Atlas Industries Holdings LLC and Atlas Titan Investments LLC, dated as of May 1, 2007**
10.9	Common Share Purchase Agreement by and between Atlas Industries Holdings LLC and Atlas Titan Management Investments LLC, dated as of May 1, 2007**
10.10	Common Share Purchase Agreement by and between Atlas Industries Holdings LLC and Allstate Life Insurance Company, dated as of May 1, 2007**
10.11	Common Share Purchase Agreement by and between Atlas Industries Holdings LLC and Hancock Mezzanine Partners III, LLC, dated as of May 1, 2007**
10.12	Common Share Purchase Agreement by and between Atlas Industries Holdings LLC and John Hancock Life Insurance Company, dated as of May 1, 2007**
10.13	Common Share Purchase Agreement by and between Atlas Industries Holdings LLC and John Hancock Variable Life Insurance Company, dated as of May 1, 2007**
23.1	Consent of Ernst & Young LLP
23.2	Consent of KPMG LLP
23.3	Consent of PricewaterhouseCoopers LLP
23.4	Consent of PricewaterhouseCoopers LLP
23.5	Consent of Duff & Phelps, LLC
23.6	Consent of Ernst & Young LLP
24	Powers of Attorney (included on signature pages of this registration statement)

*                     To be filed by amendment.

**               Previously filed on May 4, 2007.

(b)   All financial statement schedules required pursuant to this item were either included in the financial information set forth in the prospectus or are inapplicable, and, therefore, have been omitted.

Item 17.                 Undertakings.

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registration or its securities provided by or on behalf of the undersigned registrant; and

(iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, in the State of Connecticut, on August 21, 2007.

ATLAS INDUSTRIES HOLDINGS LLC
By:	/s/ Andrew M. Bursky
Andrew M. Bursky
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated. This document may be executed by the signatories hereto on any number of counterparts, all of which shall constitute one and the same instrument.

Signature	Title	Date
/s/ Andrew M. Bursky	Principal Executive Officer	August 21, 2007
Andrew M. Bursky	and Chairman
/s/ Henry C. Newell	Principal Financial Officer	August 21, 2007
Henry C. Newell
*	President and Director	August 21, 2007
Timothy J. Fazio
*	Principal Accounting Officer	August 21, 2007
Philip E. Schuch
*	Director	August 21, 2007
Arnold W. Donald
*	Director	August 21, 2007
Richard C. Gozon

*	Director	August 21, 2007
Barbara S. Thomas
*	Director	August 21, 2007
David I. J. Wang
*	Director	August 21, 2007
Ronald C. Whitaker
*	Director	August 21, 2007
John S. Wolf

*By:	/s/ Andrew M. Bursky
Andrew M. Bursky
Attorney-in-fact

Exhibit Index

Exhibit No.	Description
10.1	Form of Management Services Agreement by and between Atlas Industries Holdings LLC and Atlas Industries Management LLC
10.4	Form of Supplemental Put Agreement by and between Atlas Industries Holdings LLC and Atlas Industries Management LLC
23.1	Consent of Ernst & Young LLP
23.2	Consent of KPMG LLP
23.3	Consent of PricewaterhouseCoopers LLP
23.4	Consent of PricewaterhouseCoopers LLP
23.5	Consent of Duff & Phelps, LLC
23.6	Consent of Ernst & Young LLP